As filed with the Securities and Exchange Commission on September 10, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SONIC HOLDCO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	42-4820410
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Sonic Holdco, Inc.

PO Box 30

Winchester, MA 01890

(617) 659-2802

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mary Beth Dooley

President and Treasurer

Sonic Holdco, Inc.

PO Box 30

Winchester, MA 01890

(617) 659-2802

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mary Beth Dooley Principal Executive Officer and Principal Financial Officer Synlogic, Inc. PO Box 30 Winchester, MA 01890 (617) 659-2802	Daniel A. Bagliebter, Esq. Nishant Dharia, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. 919 Third Avenue New York, New York 10022 (212) 935-3000	Praveen Tipirneni, MD, MBA Caldera Therapeutics, Inc. 300 Technology Square, 8th Floor Cambridge, MA 02139 (781) 254-6624	Effie Toshav, Esq. David Michaels, Esq. Amanda L. Rose, Esq. Ryan Mitteness, Esq. Fenwick & West LLP One Front Street, 33rd Floor San Francisco, California 94111 (415) 875-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the completion of the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The Registrant may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary — Subject to Completion, dated September 10, 2026

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Synlogic, Inc.:

On July 28, 2026, Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc. (“Parent”), a Delaware corporation formed for the purposes of effecting transactions contemplated by the Merger Agreement (as defined herein), Yellowstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Caldera Merger Sub”), Sonic Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Synlogic Merger Sub”, and together with the Caldera Merger Sub, the “Merger Subs”), and Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented, or modified from time to time, the “Original Merger Agreement”) providing for (1) the merger of Caldera Merger Sub with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent (the “Caldera Merger”) and (2) the merger of Synlogic Merger Sub with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent (the “Synlogic Merger” and together with the Caldera Merger, the “Mergers”). On September 10, 2026, the parties to the Original Merger Agreement entered into an amendment to the Original Merger Agreement (the “Merger Agreement Amendment” and, together with the Original Merger Agreement, the “Merger Agreement”).

Also on July 28, 2026, Caldera entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain qualified institutional buyers and/or accredited investors (the “Investors”), pursuant to which Caldera has agreed to sell, and such Investors have agreed to purchase shares of common stock of Caldera, $0.00001 par value per share, (“Caldera Common Stock”) for an aggregate purchase price of approximately $278.0 million, prior to the closing of the Mergers (such transaction, the “Concurrent Financing”). The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Mergers (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), as well as certain other conditions. The Concurrent Financing is more fully described in the section entitled “Agreements Related to the Mergers — Concurrent Financing” beginning on page 183 of the accompanying proxy statement/prospectus.

Subject to the terms and conditions of the Merger Agreement, (1) at the effective time of the Caldera Merger (the “Caldera Effective Time”) and following the conversion into shares of Caldera Common Stock of Caldera’s (a) Series A Preferred Stock, $0.00001 par value per share, and (b) Series A-1 Preferred Stock, $0.00001 par value per share (collectively, the “Caldera Preferred Stock”), each then-outstanding share of Caldera Common Stock, including shares of Caldera Common Stock issued in connection with the Concurrent Financing (excluding any shares of Caldera Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”), calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement, and (2) immediately following the Caldera Effective Time, at the effective time of the Synlogic Merger (the “Synlogic Effective Time”), each then-outstanding share of common stock of Synlogic, $0.001 par value per share (the “Synlogic Common Stock”) (excluding any shares of Synlogic Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock, calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement.

At the Synlogic Effective Time, each then-outstanding option to purchase shares of Synlogic Common Stock (a “Synlogic Option”) with an exercise price per share less than the closing trading price of a share of Synlogic Common Stock, on the last full trading day on which the Synlogic Common Stock is traded prior to the date on which the Synlogic Effective Time occurs (the “Specified Trading Price”), will become fully vested and converted into net-exercised shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement. At the Synlogic Effective Time, each then-outstanding option to purchase Synlogic Common Stock with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement.

Each then-outstanding option to purchase Caldera Common Stock (a “Caldera Option”) will be immediately prior to the Caldera Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Caldera Option immediately prior to the Caldera Effective Time, subject to adjustment as set forth in the Merger Agreement.

Prior to the closing of the Mergers and after the effectiveness of the registration statement of which the accompanying proxy statement/prospectus forms a part, Synlogic will effect an amendment to its Amended and Restated Certificate of Incorporation, as amended (the “Synlogic Charter”), to authorize a reverse stock split of Synlogic Common Stock with a ratio to be determined by the Synlogic Board (as defined below) within a range of not less than 1: and not more than 1: (the “Synlogic Reverse Stock Split”), subject to stockholder approval as contemplated herein.

Immediately following the closing of the Mergers and the Concurrent Financing, on a pro forma basis and based upon the number of shares of Parent Common Stock expected to be issued in connection with the Mergers and the Concurrent Financing, pre-merger equityholders of Caldera (other than the Investors in the Concurrent Financing) are expected to own approximately 62.8% of Parent, pre-merger equityholders of Synlogic are expected to own approximately 2.3% of Parent and the Investors in the Concurrent Financing are expected to own approximately 34.9% (assuming proceeds from the Concurrent Financing of $278.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Synlogic of $18.0 million, assuming Synlogic has net cash of $6.0 million as of the closing of the Mergers, (ii) a valuation for Caldera of $500.0 million, and (iii) the relative capitalization of Synlogic and Caldera. The percentage of Parent that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the Final Synlogic Net Cash (as defined in the Merger Agreement) at Closing.

The percentage of Parent that pre-closing Synlogic securityholders will own as of the closing of the Mergers is subject to adjustment based on the valuation of Synlogic immediately prior to the closing (as described in more detail in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 166 of the accompanying proxy statement/prospectus). The valuation of Synlogic is subject to a dollar-for-dollar adjustment if Final Synlogic Net Cash (as defined in the Merger Agreement) is above or below the Synlogic target net cash amount of $6.0 million. For every $    decrease in the Final Synlogic Net Cash below $6.0 million, pre-closing Synlogic securityholders would own approximately   basis points (or     of a percentage point) less, and the pre-closing Caldera securityholders and the Investors in the Concurrent Financing, collectively, would own approximately   basis points (or     of a percentage point) more, of the outstanding shares of Parent Common Stock at closing. Final Synlogic Net Cash can be a negative number, provided, however, the amount of the adjustment described above is capped such that the valuation of Synlogic is no lower than $8.0 million. As an illustration, if the Final Synlogic Net Cash is $   million, the valuation of Synlogic would be $   million, the pre-closing Synlogic securityholders would own approximately   % of Parent, and the pre-closing Caldera securityholders (other than those Investors in the Concurrent Financing) would own approximately   % of Parent, and Investors in the Concurrent Financing would own approximately   % of Parent in each case on a fully diluted basis, using the treasury stock method.

As of      , 2026, the exchange ratio of shares of Synlogic Common Stock for Parent Common Stock (the “Synlogic Exchange Ratio”) is estimated to be approximately    (after giving effect to the Synlogic Reverse Stock Split and assuming a Synlogic Reverse Stock Split ratio of 1: ). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Parent Common Stock and Synlogic Common Stock, in each case as of immediately prior to the Synlogic Effective Time, and the Final Synlogic Net Cash (and as a result, Synlogic stockholders could own more or less of Parent than may be implied by the assumed Synlogic Exchange Ratio). The assumed Synlogic Exchange Ratio is based on (a) a valuation of Synlogic at $18.0 million, subject to adjustment if the Final Synlogic Net Cash exceeds or falls below $6.0 million (with any such difference resulting in a dollar-for-dollar adjustment to Synlogic’s valuation, subject to the cap described above), and (b) the assumed Synlogic Reverse Stock Split ratio noted above, although Synlogic’s board of directors (the “Synlogic Board”) may instead effect the Synlogic Reverse Stock Split at another ratio within the approved range of 1: to 1: , which would result in a corresponding adjustment to the Synlogic Exchange Ratio.

As of     , 2026, the exchange ratio of shares of Caldera Common Stock for Parent Common Stock, including shares of Caldera Common Stock issued in the Concurrent Financing (the “Caldera Exchange Ratio”) is estimated to be approximately    (after giving effect to the Synlogic Reverse Stock Split and assuming a Synlogic Reverse Stock Split ratio of 1: ). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Synlogic Common Stock and Caldera Common Stock, in each case as of immediately prior to the Caldera Effective Time. The assumed Caldera Exchange Ratio is based on a valuation of Caldera at $500.0 million.

The estimated aggregate number of shares of Parent Common Stock that Parent expects to issue to Synlogic’s securityholders at the closing of the Synlogic Merger is      shares, reflecting an expected per share value of $  , assuming the Synlogic Merger occurred as of     , 2026 (after giving effect to the assumed Synlogic Reverse Stock Split ratio). The estimated aggregate number of shares of Parent Common Stock that Parent expects to issue to Caldera’s securityholders at the closing of the Caldera Merger is      shares, which amount includes      shares of Parent Common Stock that Parent expects to issue to Investors in the Concurrent Financing, reflecting an expected per share value of $  , assuming the Caldera Merger occurred as of     , 2026, the assumed Synlogic Reverse Stock Split ratio and the assumed Caldera Exchange Ratio.

This registration statement covers      shares of Parent Common Stock, which is the estimated maximum number of shares expected to be issued to Caldera’s stockholders at the closing of the Caldera Merger (including      shares expected to be issued to certain Investors in the Concurrent Financing and excluding      shares expected to be issued to certain Investors in the Concurrent Financing) and to Synlogic’s stockholders at the closing of the Synlogic Merger, in each case subject to the adjustments described in the accompanying proxy statement/prospectus. This maximum number of shares includes up to      additional shares of Parent Common Stock reserved for issuance pursuant to outstanding Synlogic and Caldera equity awards.

Synlogic stockholders are cordially invited to attend a special meeting (the “Special Meeting”) of the stockholders of Synlogic relating to the Mergers. Synlogic is holding the Special Meeting in order to obtain the stockholder approvals necessary to complete the Mergers and related matters, as well as the election of directors. The Special Meeting, which will be held at    :  A.M., Eastern time, on      , 2026, unless postponed or adjourned to a later date. The Special Meeting will be held in a virtual meeting format only. You can attend the Special Meeting online, vote your shares electronically, and submit your questions during the Special Meeting by visiting      and entering your 16-digit control number found on the Notice of Internet Availability or the proxy card that you receive. For further information about the Special Meeting, please see the section entitled “The Special Meeting of Synlogic Stockholders” beginning on page 125. You will not be able to attend the Special Meeting in person.

At the Special Meeting, Synlogic will ask its stockholders:

1.

To approve the Merger Agreement by and among Synlogic, Parent, Caldera Merger Sub, Synlogic Merger Sub and Caldera, and the transactions contemplated thereby, including issuance of Parent Common Stock in the Mergers pursuant to the Merger Agreement;

2.

To approve a proposed amendment to the Synlogic Charter to effect a reverse stock split at a ratio to be determined by the Synlogic Board within a range of not less than 1: and not more than 1: , with the exact ratio to be set within that range at the discretion of the Synlogic Board without further approval or authorization of our stockholders and with the Synlogic Board able to elect to abandon such proposed amendment and not effect the reverse stock split authorized by stockholders, in its sole discretion;

3.	To approve the Parent 2026 Equity Incentive Plan;

4.	To approve the Parent 2026 Employee Stock Purchase Plan;

5.

To elect one director of Synlogic to serve a three-year term expiring in 2029 (provided, however, that, if the Mergers are completed, the board of directors of Parent will be reconstituted as provided in the Merger Agreement);

6.	To ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

7.	To approve by an advisory vote the compensation of Synlogic’s named executive officer, as disclosed in this proxy statement;

8.	To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Synlogic’s named executive officer as a result of the Mergers; and

9.

To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more proposals presented to the stockholders.

As described in the accompanying proxy statement/prospectus, certain of Caldera’s stockholders who in the aggregate own approximately 72.6% of the outstanding Caldera capital stock are parties to support agreements whereby such stockholders have agreed, among other things, to vote in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated therein, including the Mergers, subject to the terms of the support agreements. In addition, certain Synlogic stockholders who in the aggregate own approximately 50.9% of the outstanding shares of Synlogic Common Stock are parties to support agreements with Caldera whereby such stockholders have agreed, among other things, to vote any Synlogic securities held by them as of the record date for the Special Meeting in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated therein, including the Mergers and the issuance of Parent Common Stock in the Mergers pursuant to the Merger Agreement, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which the accompanying proxy statement/prospectus is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, Caldera’s stockholders who are party to the support agreements will each execute an action by written consent of Caldera’s stockholders, adopting the Merger Agreement, thereby approving the Mergers and related transactions. Therefore, no meeting of Caldera’s stockholders is required to adopt the Merger Agreement and approve the Mergers and related transactions and no meeting of Caldera’s stockholders will be held.

After careful consideration, the Synlogic Board has (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Synlogic and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. The Synlogic Board recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

Completion of the Mergers is subject to, among other conditions, the Parent Common Stock being approved for listing on the New York Stock Exchange American (“NYSE American”) or another national securities exchange, subject to official notice of issuance. Although it is expected that Parent Common Stock will be traded on the NYSE American following the completion of the Mergers under the ticker symbol “CALD,” it currently does not trade on any exchange and there has never been a public market for Parent Common Stock. There can be no assurance such listing condition will be met or that Parent will obtain such approval from NYSE American. If such listing condition is not met or if such approval is not obtained, the Mergers will not be consummated unless the condition is waived in writing by each of the parties at or prior to closing. As a result of the Mergers, Synlogic Common Stock will no longer be quoted on the OTC Markets Group, Inc. quotation system.

Upon closing of the Mergers, Parent will be renamed “Caldera Therapeutics, Inc.”

More information about Parent, Synlogic, Caldera, the Mergers, the Concurrent Financing, the transaction documents and other related matters is contained in the accompanying proxy statement/prospectus. Synlogic and Caldera urge you to read the accompanying proxy statement/prospectus carefully and in its entirety, including all its annexes, and the documents incorporated by reference therein. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. You also can obtain information about the proposed Mergers and the Concurrent Financing, and Synlogic, from documents that Synlogic has filed with the U.S. Securities and Exchange Commission.

Synlogic and Caldera are excited about the opportunities the Mergers bring to both Synlogic’s and Caldera’s respective equity holders, and thank you for your consideration and continued support.

Sincerely,

Peter Barrett, Ph.D. Chairman of the Board Synlogic, Inc.	Praveen Tipirneni, M.D., M.B.A. Director and Chief Executive Officer Caldera Therapeutics, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated      , 2026, and is first being mailed to Synlogic’s stockholders on or about     , 2026.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON      , 2026

Dear Stockholders of Synlogic:

On behalf of the board of directors (the “Synlogic Board”) of Synlogic, Inc., a Delaware corporation (“Synlogic”), we are pleased to deliver this proxy statement/prospectus for the proposed mergers of Synlogic and Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), pursuant to which (1) Yellowstone Merger Sub, Inc. (“Caldera Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Sonic Holdco, Inc. (“Parent”), a Delaware corporation formed for the purposes of effecting transactions contemplated by the Merger Agreement (as defined herein), merges with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent (the “Caldera Merger”) and (2) Sonic Merger Sub, Inc. (“Synlogic Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, merges with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent (the “Synlogic Merger” and together with the Caldera Merger, the “Mergers”).

The special meeting of stockholders of Synlogic (the “Special Meeting”) will be held on      , 2026, at    :  A.M., Eastern time, unless postponed or adjourned to a later date. The Special Meeting will be held in a virtual meeting format only. You can attend the Special Meeting online, vote your shares electronically, and submit your questions during the Special Meeting by visiting     and entering your 16-digit control number found on the Notice of Internet Availability or the proxy card that you receive. You will not be able to attend the Special Meeting in person.

The Special Meeting is being held for the following purposes:

1.

To approve the Agreement and Plan of Merger, dated as of July 28, 2026, by and among Synlogic, Parent, Caldera Merger Sub, Synlogic Merger Sub and Caldera, as amended by the Amendment to Agreement and Plan of Merger, dated as of September 10, 2026, a copy of which is attached as Annex A to this proxy statement/prospectus (the “Merger Agreement”), and the transactions contemplated thereby, including issuance of Parent Common Stock in the Mergers pursuant to the Merger Agreement;

2.

To approve a proposed amendment to the Synlogic Charter to effect a reverse stock split at a ratio to be determined by the Synlogic Board within a range of not less than 1: and not more than 1: , with the exact ratio to be set within that range at the discretion of the Synlogic Board without further approval or authorization of our stockholders and with the Synlogic Board able to elect to abandon such proposed amendment and not effect the reverse stock split authorized by stockholders, in its sole discretion (the “Synlogic Reverse Stock Split”);

3.	To approve the Parent 2026 Equity Incentive Plan, in the form attached as Annex C to this proxy statement/prospectus (the “Parent 2026 Plan”);

4.	To approve the Parent 2026 Employee Stock Purchase Plan, in the form attached as Annex D to this proxy statement/prospectus (the “Parent 2026 ESPP”);

5.

To elect one director of Synlogic to serve a three-year term expiring in 2029 (provided, however, that, if the Mergers are completed, the board of directors of Parent (the “Parent Board”) will be reconstituted as provided in the Merger Agreement);

6.	To ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

7.	To approve by an advisory vote the compensation of Synlogic’s named executive officer, as disclosed in this proxy statement;

8.	To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Synlogic’s named executive officer as a result of the Mergers; and

9.

To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more proposals presented to the stockholders.

The Synlogic Board has fixed      , 2026, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock of Synlogic, $0.001 par value per share (the “Synlogic Common Stock”) at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, there were     shares of Synlogic Common Stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date, voting as a single class, is required for approval of Proposal Nos. 1 and 2. The affirmative vote of the holders of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 3, 4, 6, 7, 8 and 9. With respect to Proposal No. 5, directors are elected by a plurality of the affirmative votes cast at the meeting or by proxy at the Synlogic Special Meeting, and the nominee for director receiving the highest number of affirmative votes will be elected. Approval of Proposal No. 1 is a condition to the completion of the Mergers. Therefore, the Mergers cannot be consummated without the approval of Proposal No. 1. Proposal Nos. 3 and 4 are conditioned upon the consummation of the Mergers. If the Mergers are not completed, Proposal No. 3 will not be implemented, and the Parent 2026 Plan and the Parent 2026 ESPP will not become effective. Synlogic requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

If you have any questions concerning the Special Meeting, the Mergers, or the accompanying proxy statement/prospectus, or need help voting your shares of Synlogic Common Stock, please contact Alliance Advisors, LLC, the proxy solicitor for Synlogic. You may also request additional copies from Synlogic’s proxy solicitor using the following contact information:

ALLIANCE ADVISORS, LLC

Stockholders call toll-free: 1-866-206-8304

Email: SYBX@allianceadvisors.com

By Order of the Synlogic Board,

Peter Barrett, Ph.D.

Synlogic, Inc.

Winchester, Massachusetts

    , 2026

THE SYNLOGIC BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, SYNLOGIC AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE SYNLOGIC BOARD RECOMMENDS THAT SYNLOGIC STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Synlogic that is not included in or delivered with this document. You may obtain this information, as well as the documents incorporated by reference herein, without charge through the U.S. Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Synlogic’s Investor Relations department at Synlogic, Inc., PO Box 30, Winchester, Massachusetts 01890, or by calling (617) 659-2802.

To ensure timely delivery of these documents, any request should be made no later than     , 2026 to receive them before the special meeting of Synlogic stockholders.

For additional details about where you can find information about Synlogic, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

i

PROPOSAL NO. 1: APPROVAL OF THE MERGER AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREUNDER, INCLUDING ISSUANCE OF PARENT CAPITAL STOCK IN THE MERGERS PURSUANT TO THE MERGER AGREEMENT	194
Required Vote	194
Recommendation of the Synlogic Board	194
PROPOSAL NO. 2: APPROVAL OF THE SYNLOGIC REVERSE STOCK SPLIT	195
Criteria to be Used for Decision to Apply the Synlogic Reverse Stock Split	196
Reasons for the Synlogic Reverse Stock Split	196
Effect of the Synlogic Reverse Stock Split	197
Procedure for Effecting a Synlogic Reverse Stock Split and Exchange of Stock Certificates	197
Fractional Shares	198
No Appraisal Rights	198
Accounting Matters	199
Reservation of Right to Abandon the Amendment to our Restated Certificate of Incorporation, As Amended	199
Required Vote	199
Recommendation of the Synlogic Board	199
PROPOSAL NO. 3: APPROVAL OF THE PARENT 2026 EQUITY INCENTIVE PLAN	200
Overview	200
Reasons for the Proposal	200
Treatment of Existing Equity Plans	200
Summary of the Parent 2026 Plan	200
Material U.S. Federal Income Tax Consequences	204
New Plan Benefits	206
Registration with the SEC	206
Required Vote	206
Recommendation of the Synlogic Board	206
PROPOSAL NO. 4: APPROVAL OF THE PARENT 2026 EMPLOYEE STOCK PURCHASE PLAN	207
Overview	207
2026 Employee Stock Purchase Plan	207
Material U.S. Federal Income Tax Consequences	209
New Plan Benefits	210
Registration with the SEC	210
Required Vote	210
Recommendation of the Synlogic Board	210
PROPOSAL NO. 5: ELECTION OF DIRECTOR	211
Required Vote	211
Recommendation of the Synlogic Board	211
PROPOSAL NO. 6: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	212
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Public Accountant	212
Required Vote	213
Recommendation of the Synlogic Board	213
PROPOSAL NO. 7: ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT/PROSPECTUS	214
Required Vote	214
Recommendation of the Synlogic Board	214
PROPOSAL NO. 8: ADVISORY VOTE ON APPROVAL OF GOLDEN PARACHUTE COMPENSATION	215
Required Vote	215
Recommendation of the Synlogic Board	215

v

QUESTIONS AND ANSWERS ABOUT THE MERGERS

The following section provides answers to frequently asked questions about the Mergers. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What are the Mergers?

A:

On July 28, 2026, Synlogic, Inc., Parent, Caldera Merger Sub, Synlogic Merger Sub, and Caldera entered into the Merger Agreement providing for (1) the Caldera Merger, pursuant to which Caldera Merger Sub will merge with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent, and (2) the Synlogic Merger, pursuant to which Synlogic Merger Sub will merge with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent.

Subject to the terms and conditions of the Merger Agreement, (1) at the effective time of the Caldera Merger (the “Caldera Effective Time”) and following the conversion into shares of common stock of Caldera, $0.00001 par value per share, (“Caldera Common Stock”) of Caldera’s (a) Series A Preferred Stock, $0.00001 par value per share, and (b) Series A-1 Preferred Stock, $0.00001 par value per share (collectively, the “Caldera Preferred Stock”), each then-outstanding share of Caldera Common Stock, including shares of Caldera Common Stock issued in connection with the Concurrent Financing (excluding any shares of Caldera Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”), calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement, and (2) immediately following the Caldera Effective Time, at the effective time of the Synlogic Merger (the “Synlogic Effective Time”), each then-outstanding share of common stock of Synlogic, $0.001 par value per share (the “Synlogic Common Stock”) (excluding any shares of Synlogic Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock, calculated in accordance with the applicable exchange ratio as set forth in the Merger Agreement.

At the Synlogic Effective Time, each then-outstanding option to purchase shares of Synlogic Common Stock (a “Synlogic Option”) with an exercise price per share less than the closing trading price of a share of Synlogic Common Stock, on the last full trading day on which the Synlogic Common Stock is traded prior to the date on which the Synlogic Effective Time occurs (the “Specified Trading Price”), will become fully vested and converted into net-exercised shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement. At the Synlogic Effective Time, each then-outstanding option to purchase Synlogic Common Stock with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement.

Each then-outstanding option to purchase Caldera Common Stock (a “Caldera Option”) will be immediately prior to the Caldera Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Caldera Option immediately prior to the Caldera Effective Time, subject to adjustment as set forth in the Merger Agreement.

Immediately following the closing of the Mergers and the Concurrent Financing (the “Closing”), on a pro forma basis and based upon the number of shares of Parent Common Stock expected to be issued in connection with the Mergers and the Concurrent Financing, pre-merger equityholders of Caldera (other than the Investors in the Concurrent Financing) are expected to own approximately 62.8% of Parent, pre-merger equityholders of Synlogic are expected to own approximately 2.3% of Parent and the Investors in the Concurrent Financing are expected to own approximately 34.9% (assuming proceeds from the Concurrent Financing of $278.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Synlogic of $18.0 million, assuming Synlogic has net cash of $6.0 million as of the Closing of the Mergers, (ii) a valuation for Caldera of $500.0 million, and (iii) the relative capitalization of Synlogic and Caldera. The percentage of Parent that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the Final Synlogic Net Cash (as defined in the Merger Agreement) at Closing.

The percentage of Parent that pre-Closing Synlogic securityholders will own as of the Closing of the Mergers is subject to adjustment based on the valuation of Synlogic immediately prior to the Closing (as described in more detail in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 166 of the accompanying proxy statement/prospectus). The valuation of Synlogic is subject to a dollar-for-dollar adjustment if Final Synlogic Net Cash (as defined in the Merger Agreement) is above or below the Synlogic target net cash amount of $6.0 million. For every $   decrease in the Final Synlogic Net Cash below $6.0 million, pre-Closing Synlogic securityholders would own approximately    basis points (or      of a percentage point) less, and the pre-Closing Caldera securityholders and the Investors in the Concurrent Financing (each as defined below), collectively, would own approximately    basis points (or      of a percentage point) more, of the outstanding shares of Parent Common Stock at Closing. Final Synlogic Net Cash can be a negative number, provided, however, the amount of the adjustment described above is capped such that the valuation of Synlogic is no lower than $8.0 million. As an illustration, if the Final Synlogic Net Cash is $   million, the valuation of Synlogic would be $   million, the pre-Closing Synlogic securityholders would own approximately   % of Parent, and the pre-Closing Caldera securityholders (other than those Investors in the Concurrent Financing) would own approximately   % of Parent, and Investors in the Concurrent Financing would own approximately   % of Parent in each case on a fully diluted basis, using the treasury stock method.

Q:	What will happen to Synlogic if, for any reason, the Mergers do not close?

A:

If the Mergers are not completed, holders of Caldera Common Stock and Synlogic Common Stock will not receive any merger consideration for their shares in connection with the Caldera Merger or the Synlogic Merger. Instead, each of Caldera and Synlogic will remain an independent company. In addition, in certain circumstances, a termination fee may be required to be paid. The Caldera Termination Fee is $5.0 million (payable by Caldera to Synlogic in specified circumstances) and the Synlogic Termination Fee is $1.0 million (payable by Synlogic to Caldera in specified circumstances). See the section entitled “The Merger Agreement — Termination Fees” for a discussion of the circumstances under which a termination fee will be required to be paid.

If, for any reason, the Mergers do not close, the Synlogic Board may elect to, among other things, attempt to complete another strategic transaction like the Mergers, attempt to sell or otherwise dispose of the various assets of Synlogic or continue to operate the business of Synlogic.

Q:	Why are Synlogic and Caldera proposing the Mergers?

A:

Caldera’s board of directors (the “Caldera Board”) and the Synlogic Board believe that the Mergers will benefit Caldera stockholders and Synlogic stockholders, respectively, by creating a combined company with a promising development candidate, CLD-423, a potential first-in-class Tumor Necrosis Factor (“TNF”)-like ligand 1A (“TL1A”) x IL-23p19 bispecific antibody for inflammatory bowel disease (“IBD”) and other immune-mediated diseases, that will be able to leverage Parent’s business model and growth potential as a publicly listed company and its cash resources. For more details on the reasons for the Mergers, see the sections entitled “The Mergers — Caldera’s Reasons for the Mergers” and “The Mergers — Synlogic’s Reasons for the Mergers.”

Q:	What is the Concurrent Financing?

A:

Concurrently with the execution of the Merger Agreement, Caldera entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain qualified institutional buyers and/or accredited investors (the “Investors”), pursuant to which Caldera has agreed to sell, and such Investors have agreed to purchase shares of Caldera Common Stock for an aggregate purchase price of approximately $278.0 million, prior to the Closing of the Mergers (such transaction, the “Concurrent Financing”). The Closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing of the Mergers (other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger Agreement), as well as certain other conditions, including, without limitation, Caldera’s receipt at the Closing of aggregate proceeds from the purchase of shares under the Securities Purchase Agreement of not less than $200.0 million. Investors in the Concurrent Financing are expected to hold approximately 34.9% of the outstanding shares of Parent, subject to certain assumptions. As such, at the time that Synlogic stockholders are expected to vote at the Special Meeting, whether the Concurrent Financing will close in a timely manner or at all will not be known. The Closing of the Mergers is separately conditioned upon the receipt by Caldera of cash proceeds of not less than $278.0 million in connection with the consummation of the Concurrent Financing. While, as of the date of this proxy statement/prospectus, Synlogic and Caldera do not intend to waive this condition, there can be no assurance that Synlogic and Caldera will ultimately determine, in their sole discretion, not to waive this or any other condition to the Mergers. In the event the Mergers close without receipt of the $278.0 million from the Concurrent Financing, Parent would not have the same liquidity at Closing as it would have had if the condition was satisfied. If Parent does not receive any portion of the $278.0 million proceeds from the Concurrent Financing, Parent would have to raise significant additional capital by issuing equity securities or through additional debt or licensing arrangements, which may cause significant dilution to Parent’s stockholders or restrict Parent’s operations. The Concurrent Financing is more fully described in the section entitled “Agreements Related to the Mergers — Concurrent Financing” beginning on page 183 of the accompanying proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a Synlogic stockholder as of the applicable Record Date. Synlogic stockholders are entitled to vote on the proposals being presented at the Special Meeting. This document serves as:

•	a proxy statement of Synlogic used to solicit proxies for the Special Meeting; and

•

a prospectus of Parent used to offer shares of Parent Common Stock in exchange for Caldera Common Stock in the Caldera Merger, which amount includes shares of Parent Common Stock that Parent expects to issue to certain Investors in the Concurrent Financing, and Synlogic Common Stock in the Synlogic Merger.

Q:	What proposals will be voted on at the special meeting in connection with the Mergers?

A:

Pursuant to the terms of the Merger Agreement, Synlogic stockholders must approve Proposal No. 1 to consummate the Mergers. The adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Mergers, requires the affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on     , 2026 (the “Record Date”). Approval of Proposal No. 1 is a condition to the completion of the Mergers. Therefore, the Mergers cannot be consummated without the approval of Proposal No. 1.

The adoption of the Merger Agreement and the approval of the Mergers and related transactions by the Caldera stockholders requires the written consent of the holders of a majority of the outstanding Caldera Common Stock and a majority of the outstanding Caldera Preferred Stock, voting together as a single class on an as-converted basis.

Certain of Caldera’s stockholders who in the aggregate own approximately 72.6% of the outstanding Caldera capital stock are parties to support agreements in favor of Synlogic whereby such stockholders have agreed to vote in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated therein, including the Mergers, subject to the terms of the support agreements. In addition, certain of Synlogic’s stockholders who in the aggregate own approximately 50.9% of the outstanding shares of Synlogic Common Stock are parties to support agreements in favor of Caldera, whereby such equity holders have agreed to vote the Synlogic shares held by them as of the Record Date in favor of the adoption or approval of the Merger Agreement, as applicable, and the approval of the transactions contemplated therein, including the Mergers and the issuance of Parent Common Stock in the Mergers pursuant to the Merger Agreement, respectively, subject to the terms of such support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Caldera’s stockholders who are party to the support agreements will each execute an action by written consent of Caldera’s stockholders, adopting the Merger Agreement, thereby approving the Mergers and related transactions. Therefore, holders of a sufficient number of shares of Caldera capital stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Caldera’s stockholders is required to adopt the Merger Agreement and approve the Mergers and related transactions and no meeting of Caldera’s stockholders will be held.

In addition to the requirement of obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

For a more complete description of the closing conditions under the Merger Agreement, Synlogic urges you to read the section titled “The Merger Agreement — Conditions to Completion of the Mergers” in this proxy statement/prospectus.

Q:	What proposals are to be voted on at the special meeting, other than Proposal No. 1?

A:	At the special meeting, the Synlogic stockholders will also be asked to consider the following proposals:

•

Proposal No. 2 — to approve a proposed amendment to the Synlogic Charter to effect a reverse stock split at a ratio to be determined by the Synlogic Board within a range of not less than 1: and not more than 1: , with the exact ratio to be set within that range at the discretion of the Synlogic Board without further approval or authorization of our stockholders and with the Synlogic Board able to elect to abandon such proposed amendment and not effect the reverse stock split authorized by stockholders, in its sole discretion;

•	Proposal No. 3 — to approve the Parent 2026 Plan;

•	Proposal No. 4 — to approve the Parent 2026 ESPP;

•

Proposal No. 5 — to elect one director of Synlogic to serve a three-year term expiring in 2029 (provided, however, that, if the Mergers are completed, the Parent Board will be reconstituted as provided in the Merger Agreement);

•	Proposal No. 6 — to ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

•	Proposal No. 7 — to approve by an advisory vote the compensation of Synlogic’s named executive officer, as disclosed in this proxy statement;

•	Proposal No. 8 — to approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Synlogic’s named executive officer as a result of the Mergers; and

•

Proposal No. 9 — to consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more proposals presented to the stockholders.

The approval of Proposal Nos. 2, 3, 4, 5, 6, 7, 8 and 9 are not a condition to the Mergers. Synlogic does not expect that any matter other than the proposals above will be brought before the Special Meeting.

Q:	What stockholder votes are required to approve the proposals at the Special Meeting?

A:

The approval of Proposal Nos. 1 and 2 require the affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding as of the Record Date, voting as a single class. The approval of Proposal No. 3, 4, 6, 7, 8 and 9 require the affirmative vote of a majority of the shares cast affirmatively or negatively for each respective proposal. Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present at the meeting or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 3, 4, 6, 7, 8 and 9. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 1 and 2. The nominee for director who receives the most votes (also known as a “plurality” of the votes cast) will be elected under Proposal No. 5. You may vote either FOR the nominee or “WITHHOLD” your vote from the nominee. Votes that are withheld will not be included in the vote tally for the election of the director. Broker non-votes will have no effect with respect to Proposal No. 5. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal No. 6.

Q:	What is the quorum requirement?

A:

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority in voting power of the shares of Synlogic Common Stock issued and outstanding and entitled to vote at the Special Meeting, present at the meeting or represented by proxy, are present at the Special Meeting. On     , 2026, the Record Date, there were    shares of Synlogic Common Stock outstanding and entitled to vote. Accordingly, Synlogic expects that the holders of at least     shares of Synlogic Common Stock must be present at the Special Meeting for a quorum to exist. Your shares of Synlogic Common Stock will be counted toward the quorum at the Special Meeting only if you attend the Special Meeting or are represented at the Special Meeting by proxy.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present and entitled to vote at the meeting or represented by proxy may adjourn the Special Meeting to another date.

Q:	What are “broker non-votes”?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. All of the proposals to be acted on at the Special Meeting, except Proposal No. 6, are anticipated to be non-routine matters. Broker non-votes will be counted toward the vote total for Proposal Nos. 1 and 2 and will have the same effect as a vote “AGAINST” such proposals. Broker non-votes will not, however, be considered votes cast by the holders of all of the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 3, 4, 6, 7, 8 and 9. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 1 and 2. Broker non-votes will have no effect with respect to Proposal No. 5. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal No. 6.

Q:	As a Synlogic stockholder, how does the Synlogic Board recommend that I vote?

A:	After careful consideration, the Synlogic Board recommends that Synlogic stockholders vote “FOR” all of the proposals.

Q:	If the mergers are completed, will the Parent common stock be listed for trading?

A:

Yes. The shares of Parent Common Stock you will receive in the Mergers are expected to be listed on NYSE American following the completion of the Mergers. Until the Mergers are consummated, the Parent Common Stock will not be listed on any securities exchange.

Completion of the Mergers is subject to, among other conditions, the Parent Common Stock being approved for listing on NYSE American or another national securities exchange, subject to official notice of issuance. There can be no assurance such listing condition will be met or that Parent will obtain such approval from NYSE American. If such listing condition is not met or if such approval is not obtained, the Mergers will not be consummated unless the condition is waived. The NYSE American condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

Shares of Parent Common Stock received in the Mergers are expected to be freely transferable under applicable securities laws, except for any shares of Parent Common Stock subject to the lock-up agreements entered into by certain executive officers, directors and stockholders of Caldera.

Q:	Who will be the directors of Parent following the Mergers?

A:

Immediately following the consummation of the Mergers, the Parent Board is expected to be composed of six members selected by the Caldera Board, subject to compliance with applicable NYSE American listing rules. Caldera’s initial appointees to the Parent Board are expected to be Praveen Tipirneni, Michael Gladstone, Aaron Royston, Xiaodi Su, Michelle Doig and John Crowley. The current members of the Synlogic Board, Peter Barrett, James Flynn, Edward Mathers and Richard P. Shea, are expected to resign from the Synlogic Board effective as of the Synlogic Effective Time. For additional information, please see the section titled “Board of Directors and Management Following the Mergers” beginning on page 300 of this proxy statement/prospectus.

Q:	Who will be the executive officers of Parent immediately following the Mergers?

A:

Immediately following the consummation of the Mergers, the executive management team of Parent is expected to be composed of the current members of Caldera’s executive management team, who will be appointed to equivalent positions as officers of Parent. The executive officers of Parent are expected to be as follows: Praveen Tipirneni, M.D., M.B.A., President and Chief Executive Officer; Liangsu Wang, Ph.D., Chief Scientific Officer; Zhong Liu, Ph.D., Chief Technology Officer; and Aaron Pelta, M.B.A., Chief Business Officer. Mary Beth Dooley, the current Principal Executive Officer and Principal Financial Officer of Synlogic, is expected to resign concurrently with the completion of the Mergers. For additional information, please see the section titled “Board of Directors and Management Following the Mergers” beginning on page 300 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Mergers?

A:

Parent, Synlogic and Caldera each intend that, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Mergers,” (i) each of the Synlogic Merger and the Caldera Merger will qualify as a transaction described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the Mergers, taken together, will qualify as a transaction described in Section 351(a) of the Code. If such treatment applies, U.S. holders (as such term is defined in the section titled “Material U.S. Federal Income Tax

Consequences — Material U.S. Federal Income Tax Consequences of the Mergers”) of Synlogic Common Stock and Caldera Common Stock generally will not recognize gain or loss upon the exchange of their Synlogic Common Stock or Caldera Common Stock for Parent Common Stock in the Mergers. For a more detailed summary of the material U.S. federal income tax consequences of the Mergers, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 184 of this proxy statement/prospectus. For a more detailed summary of the risks related to the U.S. federal income tax treatment, see the risk factors under “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consideration of the Ownership and Disposition of Parent Common Stock” beginning on page 190 of this proxy statement/prospectus.

Q:	What risks should I consider in deciding whether to vote in favor of the Mergers or to execute and return the written consent, as applicable?

A:

You should carefully review the section of this proxy statement/prospectus titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Mergers, risks and uncertainties to which Parent’s business will be subject, and risks and uncertainties to which Caldera, as an independent company, is subject.

Q:	Do Synlogic stockholders have appraisal or dissenters’ rights?

A:

Yes. Under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), Synlogic stockholders who do not vote in favor of the Synlogic Merger at the Special Meeting have the right to dissent from the Synlogic Merger and, by complying with the applicable statutory procedures, to receive payment in cash of the “fair value” of their shares of Synlogic Common Stock as determined by the Delaware Court of Chancery. Perfection of appraisal rights is complex and requires strict compliance with the procedures set forth in Section 262 of the DGCL. The procedures for exercising appraisal rights are described in the section entitled “Appraisal Rights.” Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference.

Q:	Who can vote at the Special Meeting?

A:

Only Synlogic stockholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. As of     , 2026, there were     shares of Synlogic Common Stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name. If, at the close of business on the Record Date, your shares of Synlogic Common Stock were registered directly in your name with Synlogic’s transfer agent, Equiniti Trust Company, LLC, then you are a Synlogic stockholder of record. As a Synlogic stockholder of record, you may vote at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If, at the close of business on the Record Date, your shares of Synlogic Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Special Meeting. However, because you are not the stockholder of record, you may not vote your shares at the Special Meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the meeting.

Q:	How many votes do I have?

A:	On each matter to be voted upon, you have one vote for each share of Synlogic Common Stock you own as of the Record Date.

Q:	When do you expect the Mergers to be consummated?

A:

Synlogic and Caldera anticipate that the Mergers will close in early 2027, but the companies cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement — Conditions to Completion of the Mergers” in this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Synlogic urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Mergers affect you.

If you are a Synlogic stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Special Meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a Synlogic stockholder, and if your shares are registered in your name or if you have stock certificates, they will not be counted if you do not vote as described above under “What do I need to do now?” If your shares are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your shares as described above, the bank, broker or other nominee that holds your shares has the authority to vote your unvoted shares only on the ratification of the appointment of our independent registered public accounting firm (Proposal 6 of this proxy statement) without receiving instructions from you. Therefore, we encourage you to provide voting instructions to your bank, broker or other nominee. This ensures your shares will be voted at the special meeting and in the manner you desire. The failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 3, 4, 5, 6, 7, 8 and 9 and will have the same effect as a vote “AGAINST” Proposal Nos. 1 and 2.

Q:	What happens if there are technical difficulties during the Special Meeting?

A:

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Special Meeting, voting at the Special Meeting or submitting questions at the Special Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting login page.

Q:	When and where is the Special Meeting of Synlogic stockholders?

A:

The Special Meeting will be held virtually via live internet webcast at   a.m., Eastern time, on     , 2026. All Synlogic stockholders as of the Record Date, or their duly appointed proxies, may attend the Special Meeting.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Synlogic stockholders of record, other than those Synlogic stockholders who are parties to Synlogic Support Agreements (as defined below), may change their vote at any time before their proxy is voted at the Special

Meeting in one of three ways. First, a Synlogic stockholder of record can send a written notice to the Secretary of Synlogic stating that it would like to revoke its proxy. Second, a Synlogic stockholder of record can submit new proxy instructions either on a new proxy card via telephone or the Internet. Third, a Synlogic stockholder of record can attend the Special Meeting virtually and vote at the Special Meeting. Attendance alone will not revoke a proxy. If a Synlogic stockholder who owns shares of Synlogic Common Stock in “street name” has instructed a broker to vote its shares of Synlogic Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Synlogic and Caldera will share equally the cost of printing and filing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Synlogic Common Stock for the forwarding of solicitation materials to the beneficial owners of Synlogic Common Stock. Synlogic will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Synlogic has retained Alliance Advisors, LLC (the “proxy solicitor”), to assist it in soliciting proxies using the means referred to above. Synlogic will pay the fees of the proxy solicitor, which Synlogic expects to be up to $15,000, plus reimbursement of out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are a Synlogic stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Mergers, including the procedures for voting your shares, you should contact:

ALLIANCE ADVISORS, LLC

Stockholders call toll-free: 1-866-206-8304

Email: SYBX@allianceadvisors.com

If you are a Caldera securityholder, and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Mergers, you should contact:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor, Cambridge, MA 02139

Telephone: (781) 254-6624

Attention: Corporate Secretary

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Mergers and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement, attached as Annex A, the opinion of Lucid Capital Markets, LLC (“Lucid”), attached as Annex E (the “Lucid Opinion”), and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

The Companies

Synlogic, Inc.

SYNLOGIC, INC.

PO Box 30

Winchester, MA 01890

Telephone: (617) 659-2802

Overview

Synlogic is a biopharmaceutical company that previously advanced novel therapeutics to transform the care of serious diseases. Synlogic was focused on rare metabolic disorders, with its lead program, labafenogene marselecobac (SYNB1934), studied in Synpheny-3, a global, pivotal Phase 3 study for patients with phenylketonuria (PKU), and SYNB1353, a potential treatment for homocystinuria (HCU). Both PKU and HCU are caused by inborn errors of metabolism, and present significant need for innovation due to limitations of both efficacy and safety in the currently available medical treatment options. In February 2024, Synlogic made the decision to discontinue Synpheny-3, its pivotal study of its lead product candidate, labafenogene marselecobac (SYNB1934), as a potential treatment for PKU. The decision to end Synpheny-3 was based on results of an internal review in advance of an upcoming independent Data Monitoring Committee (DMC) assessment, which indicated the trial was unlikely to meet its primary endpoint. The decision was not based on concerns regarding safety or tolerability.

Following the discontinuation of Synpheny-3, Synlogic’s corporate strategy shifted to pursuing strategic initiatives to enhance stockholder value, including a potential merger or sale of the company. Synlogic initiated a strategic review process and engaged in a range of interactions with potential transaction counterparties, which ultimately resulted in the execution of the Merger Agreement on July 28, 2026. For additional information regarding the events leading to the Merger Agreement, see “The Mergers — Background of the Mergers.”

On January 16, 2026, Synlogic received notice from the Nasdaq Stock Market LLC (“Nasdaq”) that its shares would be suspended at the open of business on January 21, 2026. Following the suspension of trading of Synlogic Common Stock on Nasdaq and delisting of Synlogic Common Stock from Nasdaq, Synlogic believes that it is a “public shell” under the Nasdaq rules. Shares of Synlogic Common Stock have been quoted on the OTC Markets Group, Inc. (“OTC Markets”) quotation system since January 21, 2026 under the symbol “SYBX.” As a shell company, Synlogic’s operating expenses have consisted primarily of, and Synlogic expects them to continue to consist primarily of, customary public company expenses, including personnel, accounting, financial reporting, legal, audit and other related public company costs.

Additional information about Synlogic is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 351 of this proxy statement/prospectus.

Caldera Therapeutics, Inc.

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor,

Cambridge, MA 02139

Telephone: (781) 254-6624

Caldera is a clinical-stage biopharmaceutical company focused on the development of the investigational bispecific antibody CLD-423 for the treatment of IBD and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two clinically validated inflammatory pathways, TL1A and interleukin (“IL”)-23p19. Caldera is currently investigating CLD-423 in Phase 1a healthy volunteer clinical trials and, based on interim data generated to date, plans to initiate Phase 2 clinical trials in both ulcerative colitis (“UC”) and Crohn’s disease (“CD”) in the first half of 2027. Caldera has assembled a senior leadership team with deep experience in the discovery and development of IBD therapeutics and a proven track record of building biotechnology companies.

Sonic Holdco, Inc.

SONIC HOLDCO, INC.

PO Box 30

Winchester, MA 01890

Telephone: (617) 659-2802

Sonic Holdco, Inc. is a Delaware corporation that was formed by Synlogic on July 27, 2026, solely for the purpose of effecting the transactions contemplated by the Merger Agreement. Parent will not conduct any activities prior to the Closing of the Mergers other than those incidental to its formation and the matters contemplated by the Merger Agreement. As of the completion of the Mergers, Synlogic and Caldera will each become wholly owned subsidiaries of Parent.

Parent Common Stock is expected to be listed on NYSE American under the symbol “CALD.” The business of Parent will be the business currently conducted by Caldera. Upon the Closing, Parent will be renamed “Caldera Therapeutics, Inc.”

Yellowstone Merger Sub, Inc.

YELLOWSTONE MERGER SUB, INC.

c/o Sonic Holdco, Inc.

PO Box 30

Winchester, MA 01890

Telephone: (617) 659-2802

Yellowstone Merger Sub, Inc., which we refer to as Caldera Merger Sub, is a Delaware corporation and wholly owned subsidiary of Parent that was formed on July 27, 2026, solely for the purpose of effecting the Caldera Merger. Caldera Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Caldera Merger Sub will be merged with and into Caldera, with Caldera surviving the Caldera Merger as a wholly owned subsidiary of Parent.

Sonic Merger Sub, Inc.

SONIC MERGER SUB, INC.

c/o Sonic Holdco, Inc.

PO Box 30

Winchester, MA 01890

Telephone: (617) 659-2802

Sonic Merger Sub, Inc., which we refer to as Synlogic Merger Sub, is a Delaware corporation and wholly owned subsidiary of Parent that was formed on July 27, 2026, solely for the purpose of effecting the Synlogic Merger. Synlogic Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Synlogic Merger Sub will be merged with and into Synlogic, with Synlogic surviving the Synlogic Merger as a wholly owned subsidiary of Parent.

The Mergers and the Merger Agreement (see pages 130 and 166)

As discussed in this proxy statement/prospectus, on July 28, 2026, Synlogic entered into the Merger Agreement with Caldera, Parent, Caldera Merger Sub, and Synlogic Merger Sub, pursuant to which Synlogic and Caldera will enter into a business combination and operate under Parent, a new company incorporated in Delaware. The terms and conditions of the Mergers are contained in the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A. Synlogic encourages you to read the Merger Agreement carefully, because it is the legal document that governs the Mergers.

Effect of the Mergers

Pursuant to the Merger Agreement, (i) Caldera Merger Sub will merge with and into Caldera with Caldera surviving the Caldera Merger as a wholly owned subsidiary of Parent and (ii) Synlogic Merger Sub will merge with and into Synlogic with Synlogic surviving the Synlogic Merger as a wholly owned subsidiary of Parent.

Following the completion of the Mergers, the business of Parent will be the business currently conducted by Caldera.

The organization of Parent, Synlogic and Caldera after the Mergers and the Concurrent Financing is illustrated below (assuming proceeds from the Concurrent Financing of $278.0 million), with illustrative ownership percentages calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Synlogic of $18.0 million (assuming Synlogic net cash of $6.0 million as of the Closing), (ii) a valuation for Caldera of $500.0 million, and (iii) the relative capitalization of Synlogic and Caldera:

Former Synlogic stockholders
Investors in the Concurrent Financing
Former Caldera stockholders
% of voting power
% of voting power
% of voting power
Parent
Synlogic
Caldera

Exchange Ratios in the Mergers

Synlogic Exchange Ratio

At the effective time of the Synlogic Merger (the “Synlogic Effective Time”), (i) each share of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time will be converted into the right to receive a number of shares of Parent Common Stock equal to the Synlogic Exchange Ratio, (ii) each then-outstanding option to purchase shares of Synlogic Common Stock (a “Synlogic Option”) with an exercise price per share less than the closing trading price of a share of Synlogic Common Stock, on the last full trading day on which the Synlogic Common Stock is traded prior to the date on which the Synlogic Effective Time occurs (the “Specified Trading Price”) will become fully vested and converted into net-exercised shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement, and (iii) each then-outstanding option to purchase Synlogic Common Stock with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option under Synlogic’s equity plans immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement.

The percentage of Parent that pre-Closing Synlogic securityholders will own as of the Closing is subject to adjustment based on the valuation of Synlogic immediately prior to the Closing. The valuation of Synlogic is subject to a dollar-for-dollar adjustment if Final Synlogic Net Cash (as defined in the Merger Agreement) is above or below the Synlogic target net cash amount of $6.0 million. For every $   decrease in the Final Synlogic Net Cash below $6.0 million, pre-Closing Synlogic securityholders would own approximately    basis points (or      of a percentage point) less, and the pre-Closing Caldera securityholders and the Investors in the Concurrent Financing, collectively, would own approximately      basis points (or      of a percentage point) more, of the outstanding shares of Parent Common Stock at Closing. Final Synlogic Net Cash can be a negative number, provided, however, the amount of the adjustment described above is capped such that the valuation of Synlogic is no lower than $8.0 million. As an illustration, if the Final Synlogic Net Cash is $   million, the valuation of Synlogic would be $   million, the pre-Closing Synlogic securityholders would own approximately   % of Parent, and the pre-Closing Caldera securityholders (other than those Investors in the Concurrent Financing (as defined below)) would own approximately   % of Parent, and Investors in the Concurrent Financing would own approximately   % of Parent in each case on a fully diluted basis, using the treasury stock method.

As of      , 2026, the exchange ratio of shares of Synlogic Common Stock for Parent Common Stock (the “Synlogic Exchange Ratio”) is estimated to be approximately    (after giving effect to the Synlogic Reverse Stock Split (as defined below) and assuming a Synlogic Reverse Stock Split ratio of 1: ). This estimate is subject to adjustment prior to Closing for the number of outstanding shares of Parent Common Stock and Synlogic Common Stock, in each case as of immediately prior to the Synlogic Effective Time, and the Final Synlogic Net Cash (and as a result, Synlogic stockholders could own more or less of Parent than may be implied by the assumed Synlogic Exchange Ratio). The assumed Synlogic Exchange Ratio is based on (a) a valuation of Synlogic at $18.0 million, subject to adjustment if the Final Synlogic Net Cash exceeds or falls below $6.0 million (with any such difference resulting in a dollar-for-dollar adjustment to Synlogic’s valuation, subject to the cap described above), and (b) the assumed Synlogic Reverse Stock Split ratio noted above, although the Synlogic Board may instead effect the Synlogic Reverse Stock Split at another ratio within the approved range of 1: to 1: , which would result in a corresponding adjustment to the Synlogic Exchange Ratio.

The estimated aggregate number of shares of Parent Common Stock that Parent expects to issue to Synlogic’s securityholders at the Closing is      shares, reflecting an expected per share value of $  , assuming the Synlogic Merger occurred as of     , 2026 (after giving effect to the assumed Synlogic Reverse Stock Split ratio).

For further information regarding the Synlogic Exchange Ratio, see the section entitled “The Merger Agreement — Merger Consideration — Synlogic Exchange Ratio” beginning on page 166 of this proxy statement/prospectus.

Caldera Exchange Ratio

Immediately prior to the effective time of the Caldera Merger (the “Caldera Effective Time”), (i) each outstanding share of Caldera’s Series A Preferred Stock, $0.00001 par value per share, and Series A-1 Preferred Stock, $0.00001 par value per share (collectively, the “Caldera Preferred Stock”) will be converted into Caldera Common Stock (the “Caldera Preferred Stock Conversion”), and (ii) each then-outstanding option to purchase Caldera Common Stock (a “Caldera Option”) will be assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Caldera Option immediately prior to the Caldera Effective Time, subject to adjustment as set forth in the Merger Agreement.

At the Caldera Effective Time (after giving effect to Caldera Preferred Stock Conversion), the Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (including the shares of Caldera Common Stock issued pursuant to the Concurrent Financing) will be converted into the right to receive a number of shares of Parent Common Stock equal to the Caldera Exchange Ratio.

As of     , 2026, the exchange ratio of shares of Caldera Common Stock for Parent Common Stock (the “Caldera Exchange Ratio”) is estimated to be approximately    (after giving effect to the Synlogic Reverse Stock Split and assuming a Synlogic Reverse Stock Split ratio of 1: ). This estimate is subject to adjustment prior to Closing for the number of outstanding shares of Synlogic Common Stock and Caldera Common Stock, in each case as of immediately prior to the Caldera Effective Time. The assumed Caldera Exchange Ratio is based on a valuation of Caldera at $500.0 million. The estimated aggregate number of shares of Parent Common Stock that Parent expects to issue to Caldera’s securityholders at the Closing is      shares, reflecting an expected per share value of $  , assuming the Caldera Merger occurred as of     , 20 , the assumed Synlogic Reverse Stock Split ratio and the assumed Caldera Exchange Ratio.

In addition, an aggregate of      shares of Parent Common Stock are expected to be reserved for issuance upon the conversion or exercise of outstanding Caldera Options, warrants and other convertible securities that will be assumed by Parent upon completion of the Caldera Merger, in each case subject to adjustment as described in this proxy statement/prospectus.

For further information regarding the Caldera Exchange Ratio, see the section entitled “The Merger Agreement — Merger Consideration — Caldera Exchange Ratio” beginning on page 166 of this proxy statement/prospectus.

Reasons for the Mergers

After careful consideration, and in consultation with Synlogic’s management, outside legal counsel and financial advisors, the Synlogic Board determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, advisable and in the best interests of Synlogic and its stockholders.

In reaching this determination, the Synlogic Board considered numerous factors (not in any relative order of importance), including:

•

the belief that a stand-alone scenario presented significant risk to Synlogic stockholders, taking into account Synlogic’s lack of operational and financial prospects following the discontinuation of Synpheny-3 and subsequent delisting from Nasdaq;

•

the belief that Caldera’s focus and development of immunology therapeutics and its lead development candidate, CLD-423’s, potential to break through the therapeutics ceiling associated with currently available single-target therapies and redefine therapeutic expectations for the next generation of IBD therapy, along with the experience of its management and other personnel, would create more value for Synlogic stockholders in the long term than Synlogic could create as an independent stand-alone company;

•

the Synlogic Board’s evaluation of strategic alternatives, including continued independent operation, transactions with other counterparties, additional financings and a potential liquidation, and its belief that the Mergers represented the most favorable alternative reasonably available due to, among other things, Caldera’s support from the investors in the Concurrent Financing;

•

the Lucid Opinion to the Synlogic Board that the Synlogic Exchange Ratio and the Caldera Exchange Ratio were fair, from a financial point of view, to the holders of Synlogic Common Stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein;

•

the size, terms and expected availability of the Concurrent Financing and the Synlogic Board’s belief that such financing was necessary to support Parent’s business plan and was not otherwise available to Synlogic on a stand-alone basis on comparable or more favorable terms; and

•	that the Mergers provide existing Synlogic stockholders an opportunity to participate in the potential growth of Parent following the Mergers.

The Synlogic Board also considered a variety of risks and other countervailing factors related to the Mergers, including, among other things:

•

the risks that the Mergers might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Mergers, or failure to complete the Mergers, on the business, operations and reputation of Synlogic and the market price of Synlogic common stock;

•	the expected ownership of Synlogic stockholders in the combined company following the Mergers and the resulting significant dilution relative to their current ownership;

•

the $1.0 million termination fee payable by Synlogic to Caldera upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Synlogic stockholders;

•

the support agreements signed by certain Synlogic stockholders and the potential effect of such support agreements in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Synlogic stockholders;

•	the substantial expenses incurred and to be incurred by Synlogic in connection with the Mergers;

•	Caldera’s control of the strategic direction of Parent following the Mergers, which will be determined by Caldera’s management and a board of directors that will consist of Caldera’s directors;

•	the risk that the shares of Parent Common Stock to be issued in the Mergers may not be approved for listing on NYSE American or another national securities exchange; and

•

the various other risks associated with Synlogic, Caldera, Parent and the Mergers, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The Synlogic Board also considered the operations and financial conditions of Synlogic, the terms of the Merger Agreement and the transactions contemplated thereby, and the interests that its directors and executive officers may have with respect to the Mergers that are different from or in addition to their interests as Synlogic stockholders generally.

For more information, see “The Mergers — Synlogic Reasons for the Mergers” beginning on page 141 of this proxy statement/prospectus

Opinion of the Synlogic Financial Advisor (see page 145)

On July 28, 2026, at the request of the Synlogic Board, Lucid rendered an oral opinion, subsequently confirmed by delivery of a written opinion, dated July 28, 2026, to the Synlogic Board, that the Synlogic Exchange Ratio and the Caldera Exchange Ratio (together, the “Exchange Ratios”) were fair, from a financial point of view, to the holders of Synlogic Common Stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Lucid Opinion is attached as Annex E to this proxy statement/prospectus, and the full text of the opinion is incorporated herein by reference. You should read the opinion as well as the section entitled “The Mergers — Opinion of the Synlogic Financial Advisor” beginning on page 145 of this proxy statement/prospectus in their entirety to understand the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Lucid.

The Lucid Opinion was for the information of, and was directed to, the Synlogic Board in connection with its consideration of the financial terms of the Mergers.

The Lucid Opinion addressed only the fairness, from a financial point of view, as of the date of the Lucid Opinion, to the Synlogic stockholders of the Exchange Ratios. It did not address the underlying business decision from a financial point of view to engage in the Mergers or enter into the Merger Agreement or constitute a recommendation from a financial point of view to the Synlogic Board in connection with the Mergers, and it does not constitute a recommendation from a financial point of view regarding whether or not any stockholder should exercise any dissenters’ or appraisal rights that may be available to such stockholder. Lucid received a fee for its services, none of which was contingent upon consummation of the Mergers.

For further information, please see the section entitled “The Mergers — Opinion of the Synlogic Financial Advisor” beginning on page 145 of this proxy statement/prospectus.

Conditions of the Mergers (see page 174)

The obligations of the parties to the Merger Agreement to complete the Mergers depend on a number of conditions being satisfied or waived. These conditions include but are not limited to:

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other governmental authority of competent jurisdiction preventing the consummation of the transactions, and the absence of any law having the effect of making the consummation of the Mergers and related transactions illegal;

•

the receipt by Synlogic of the affirmative vote of the holders of a majority of the shares of Synlogic Common Stock outstanding on the Record Date and entitled to vote thereon, voting as a single class, (the “Required Synlogic Stockholder Approval”) and by Caldera of the affirmative vote of the holders of (i) a majority of the then outstanding shares of Caldera Common Stock outstanding on the record date for the Caldera Stockholder Written Consent and (ii) a majority of the then outstanding shares of Caldera Preferred Stock voting as a single class on an as-converted basis (the “Required Caldera Stockholder Approval”);

•	the approval of the listing of the shares of Parent Common Stock on NYSE American or another national securities exchange;

•

the continued full force and effect of the Securities Purchase Agreement, without any termination, rescission or material adverse modification, the satisfaction or waiver of all conditions to the funding thereunder (other than those to be satisfied at Closing), and the receipt by Caldera of cash proceeds of not less than $278.0 million, or the receipt thereof substantially simultaneously with Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement;

•

the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part (the “Registration Statement”), the absence of any stop order suspending the effectiveness thereof, and the absence of any proceedings initiated or threatened by the SEC for that purpose;

•

(i) the accuracy of the fundamental representations and warranties of each of Synlogic and Caldera as of the Synlogic Effective Time and Caldera Effective Time, respectively, subject to a material standard in the Merger Agreement; (ii) the accuracy of representations related to the capitalization of each of Synlogic and Caldera as of the Synlogic Effective Time and Caldera Effective Time, respectively, subject to the de minimis standard in the Merger Agreement, and (iii) the accuracy of the representation and warranties that are not fundamental representations or warranties or representations related to the capitalization of each of Synlogic and Caldera as of the Synlogic Effective Time and Caldera Effective Time, respectively, subject to the material adverse effect standard in the Merger Agreement;

•	the performance in all material respects of all obligations contained in the Merger Agreement required to be performed at or before the applicable effective time;

•	the absence of a Synlogic Material Adverse Effect or a Caldera Material Adverse Effect (each as defined in the Merger Agreement) since the date of the Merger Agreement;

•

the continued quotation of the existing shares of Synlogic Common Stock on OTC Pink Limited Market, or its successor inter-dealer quotation system, if any (“OTC Pink”) from the date of the Merger Agreement through the date of the Closing; and

•	the Lock-Up Agreements continuing to be in full force and effect as of immediately following the Caldera Effective Time (a condition to the obligations of Synlogic, Parent and the Merger Subs only).

We cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

No Solicitation of Acquisition Proposals (see page 172)

The Merger Agreement contains non-solicitation provisions prohibiting each of Synlogic and Caldera from soliciting a competing acquisition transaction. Each of Synlogic and Caldera has agreed that, during the Pre-Closing Period (as defined below), neither it nor any of its subsidiaries would, nor would it or any of its subsidiaries authorize any of its representatives to, directly or indirectly:

•

solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any competing acquisition proposal or inquiry or take any action that could reasonably be expected to lead to a competing acquisition proposal or inquiry;

•

furnish any nonpublic information regarding such party to any person or group (other than a party to the merger agreement or its representatives) in connection with or in response to a competing acquisition proposal or inquiry;

•	engage, encourage or participate in discussions or negotiations with any person or group with respect to any competing acquisition proposal or inquiry;

•	approve, endorse or recommend any competing acquisition proposal (subject to Section 7.2 and Section 7.3 of the Merger Agreement);

•	negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other contract contemplating or otherwise relating to any competing acquisition transaction;

•	take any action that could reasonably be expected to lead to a competing acquisition proposal or inquiry;

•

release any person from, or waive any provision of, any confidentiality agreement to which such party is a party, the release or waiver of which could reasonably be expected to lead to a competing acquisition proposal or inquiry; or

•	publicly propose to do any of the foregoing.

Notwithstanding the foregoing and subject to compliance thereto, prior to obtaining the Required Synlogic Stockholder Approval, Synlogic may furnish nonpublic information regarding Synlogic and its subsidiaries to, and enter into discussions or negotiations with, any person in response to certain bona fide, unsolicited, written proposals or offers providing for an Acquisition Transaction (as defined in the Merger Agreement), in each case other than the Concurrent Financing (an “Acquisition Proposal”), by such person which the Synlogic Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined in the Merger Agreement) (and is not withdrawn) if: (a) neither Synlogic nor any representative of Synlogic has breached the non-solicitation provisions of the Merger Agreement in any material respect, (b) the Synlogic Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Synlogic Board’s fiduciary duties under applicable law, (c) at least one business day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such person, Synlogic receives from such person an executed acceptable confidentiality agreement and (d) at least one business day prior to furnishing any such nonpublic information to such person, Synlogic furnishes such nonpublic information to Caldera (to the extent such information has not been previously furnished by Synlogic to Caldera). Without limiting the generality of the foregoing, subject to the terms of the Merger Agreement, each party acknowledged and agreed that, in the event any representative of such party takes any action that, if taken by such party, would constitute a breach of the non-solicitation provisions of the Merger Agreement by such party, the taking of such action by such representative will be deemed to constitute a breach of such provisions by such party for purposes of the Merger Agreement.

Notwithstanding the foregoing and subject to the terms of the Merger Agreement, prior to obtaining the Required Caldera Stockholder Approval, Caldera may furnish nonpublic information regarding Caldera and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide, unsolicited, written Acquisition Proposal by such person which the Caldera board of directors (the “Caldera Board”) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (a) neither Caldera nor any representative of Caldera has breached the non-solicitation provisions of the Merger Agreement in any material respect, (b) the Caldera Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Caldera Board’s fiduciary duties under applicable law, (c) at least one business day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such person, Caldera receives from such person an executed acceptable confidentiality agreement and (d) at least one business day prior to furnishing any such nonpublic information to such person, Caldera furnishes such nonpublic information to Synlogic (to the extent such information has not been previously furnished by Caldera to Synlogic).

Termination of the Merger Agreement (see page 176)

Either Synlogic or Caldera may terminate the Merger Agreement under certain circumstances, which would prevent the Mergers from being consummated. For a more detailed discussion of the termination provisions in the Merger Agreement, see “The Merger Agreement — Termination and Termination Fees” beginning on page 176 of this proxy statement/prospectus.

Either Synlogic or Caldera may be required to pay a termination fee in the event of termination of the Merger Agreement in certain circumstances. A termination fee of $5.0 million (the “Caldera Termination Fee”) may become payable by Caldera to Synlogic if the Merger Agreement is terminated by (a) Synlogic if a Caldera Triggering Event (as defined in the Merger Agreement) shall have occurred, which includes (i) the Caldera Board or a committee thereof makes a Caldera Board Adverse Recommendation Change (as defined in the Merger Agreement), (ii) Caldera’s failure to include the Caldera Board Recommendation (as defined in the Merger Agreement) in its proxy statement, or (iii) Caldera’s entry into a letter of intent or other agreement relating to an alternative acquisition proposal, or (b) by Caldera concurrently with Caldera’s entry into any Permitted Alternative Agreement (as defined in the Merger Agreement), subject to certain requirements set forth in the Merger Agreement. In addition, the Caldera Termination Fee may also become payable by Caldera to Synlogic on a “tail” basis if the Merger Agreement is terminated (i) because the Mergers were not consummated by the Outside Date of January 28, 2027 (the “Outside Date”) or Caldera fails to obtain the approval of its stockholders for the transactions contemplated by the Merger Agreement and deliver such approval to Synlogic within 15 days after the Registration Statement becomes effective, or (ii) upon Caldera’s uncured material breach of the Merger Agreement and consummation of an Acquisition Transaction within twelve months after such termination.

A termination fee of $1.0 million (the “Synlogic Termination Fee”) may become payable by Synlogic to Caldera if the Merger Agreement is terminated (a) by Caldera if a Synlogic Triggering Event (as defined in the Merger Agreement) shall have occurred, which includes (i) the failure of Synlogic to include the Synlogic Board Recommendation (as defined in the Merger Agreement) in its proxy statement, (ii) the Synlogic Board or a committee thereof makes a Synlogic Board Adverse Recommendation Change (as defined in the Merger Agreement), or (iii) Synlogic’s entry into a letter of intent or other agreement relating to an alternative acquisition proposal, or (b) by Synlogic concurrently with Synlogic’s entry into any Permitted Alternative Agreement, subject to certain requirements set forth in the Merger Agreement. In addition, the Synlogic Termination Fee may also become payable by Synlogic to Caldera on a “tail” basis if the Merger Agreement is terminated (i) because the Mergers were not consummated by the Outside Date or Synlogic fails to obtain the approval of its stockholders for the contemplated transactions, or (ii) by Caldera upon Synlogic’s uncured material breach of the Merger Agreement and consummation of an Acquisition Transaction within twelve months after such termination.

Support Agreements (see page 179)

Certain Caldera stockholders holding approximately 72.6% of the outstanding Caldera capital stock are party to support agreements in favor of Synlogic (the “Caldera Support Agreements”), providing among other things, that such Caldera stockholders will vote all of their shares of Caldera capital stock, among other things: (i) in favor of approving the Mergers, the Caldera Stockholder Written Consent and the other actions contemplated by the Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers. The Caldera Support Agreements also place certain restrictions on the transfer of Caldera capital stock held by the signatories thereto.

Certain Synlogic stockholders holding approximately 50.9% of the outstanding Synlogic Common Stock are party to support agreements in favor of Caldera (the “Synlogic Support Agreements” and collectively with the Caldera Support Agreements, the “Support Agreements”), providing among other things, that such Synlogic stockholders will vote all of their eligible shares of Synlogic Common Stock, among other things: (i) in favor of approving the Mergers and the other actions contemplated by the Merger Agreement and (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Mergers.

The Support Agreements are discussed in greater detail in the section entitled “Agreements Related to the Mergers — Support Agreements” in this proxy statement/prospectus.

Lock-Up Agreements (see page 181)

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Caldera entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Parent Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the period commencing upon the Closing and ending 180 days after the date of the Closing. Caldera stockholders who have executed lock-up agreements as of August 15, 2026 owned in the aggregate over 96% of the outstanding Caldera Common Stock on a fully diluted basis.

The Lock-Up Agreements are discussed in greater detail in the section entitled “Agreements Related to the Mergers - Lock-Up Agreements” in this proxy statement/prospectus.

Concurrent Financing Agreements (see page 183)

Concurrently with entering into the Merger Agreement, Caldera entered into the Securities Purchase Agreement with the Investors. Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Caldera agreed to sell, and the Investors agreed to purchase, an aggregate of approximately $278.0 million worth of shares of Caldera Common Stock. The price per share is equal to $500.0 million divided by the number of Caldera Outstanding Shares (as defined in the Merger Agreement, but excluding the shares issued in the Concurrent Financing) as of immediately prior to the Closing. Shares of Caldera Common Stock issued pursuant to the Concurrent Financing will be converted into shares of Parent Common Stock, in accordance with the terms of the Merger Agreement. The Securities Purchase Agreement contains customary representations and warranties of Caldera, on the one hand, and the Investors, on the other hand, and customary indemnification provisions.

Caldera and Parent have also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors in connection with the Concurrent Financing. Pursuant to the Registration Rights Agreement, Parent will prepare and file a resale registration statement with the SEC no later than the 30th calendar day following the Closing Date. Parent will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

The Securities Purchase Agreement and the Registration Rights Agreement are discussed in greater detail in the section entitled “Agreements Related to the Mergers - Concurrent Financing Agreements” in this proxy statement/prospectus.

Synlogic Reverse Stock Split (see page 196)

Prior to the Closing and after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Synlogic will effect an amendment to its Amended and Restated Certificate of Incorporation, as amended (the “Synlogic Charter”), to authorize a reverse stock split of Synlogic common stock with a split ratio between 1: and 1: (the “Synlogic Reverse Stock Split”), subject to stockholder approval as contemplated herein.

Management Following the Mergers (see page 300)

Effective as of the Closing, Parent’s officers are expected to include:

Name	Title
Praveen Tipirneni, M.D., M.B.A.	President and Chief Executive Officer
Liangsu Wang, Ph.D.	Chief Scientific Officer
Zhong Liu, Ph.D.	Chief Technology Officer
Aaron Pelta, M.B.A.	Chief Business Officer

Interests of Directors, Officers and Affiliates of Synlogic and Caldera (see pages 157 and 160)

Some of the directors and executive officers of Synlogic and Caldera have interests in the Mergers that differ from, or are in addition to, their interests as Synlogic or Caldera stockholders. These interests exist because of, among other things, employment agreements that the executive officers entered into with Synlogic, Caldera or Parent, rights that these executive officers and directors have under benefit plans including equity plans and deferred compensation plans, agreements or arrangements with Parent to continue or serve as employees, consultants and/or directors following the mergers, and rights to indemnification and directors and officers insurance following the mergers. The employment agreements provide certain executive officers with severance benefits if their employment is terminated in connection with the Mergers. The aggregate compensation that certain Synlogic and Caldera directors and named executive officers or their affiliates may receive as a result of the mergers is described in greater detail in the section entitled ”The Mergers—Interests of the Synlogic Directors and Executive Officers in the Mergers” and “— Interests of the Caldera Directors and Executive Officers in the Mergers” beginning on pages 157 and 160, respectively, of this proxy statement/prospectus.

As of     , 2026, the directors and executive officers of Synlogic beneficially owned, in the aggregate, approximately   % of the outstanding shares of Synlogic Common Stock. Each of Synlogic’s officers and directors have entered into Synlogic Support Agreements in connection with the Mergers. As of     , 2026 the directors and executive officers of Caldera beneficially owned, in the aggregate, approximately  % of the outstanding shares of Caldera Common Stock. Each of Caldera’s officers and directors have entered into Caldera Support Agreements in connection with the Mergers. The Support Agreements are discussed in greater detail in the section entitled “Agreements Related to the Mergers — Support Agreements” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 184)

Parent, Synlogic and Caldera each intend that, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Mergers,” (i) the Mergers, taken together, will qualify as a transaction described in Section 351(a) of the Code, (ii) the Synlogic Merger, by itself, will qualify as a transaction described in Section 368(a), (iii) the Caldera Merger, by itself, will qualify as a transaction described in Section 368(a) of the Code, and (iv) U.S. holders of Synlogic Common Stock and U.S. holders of Caldera Common Stock will not recognize gain or loss upon the exchange of their Synlogic Common Stock or Caldera Common Stock, as applicable, for Parent Common Stock in the Synlogic Merger or Caldera Merger. For a more detailed summary of the material U.S. federal income tax consequences of the Mergers, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 184 of this proxy statement/prospectus.

Risk Factors (see page 26)

You should carefully consider all of the information contained in this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 26 of this proxy statement/prospectus and the risk factors described in Synlogic’s Annual Report on Form 10-K for the year ended December 31, 2025 and other reports that Synlogic files with the SEC from time to time. Please see the section entitled “Where You Can Find More Information” beginning on page 351 of this proxy statement/prospectus.

The following is only a summary of the principal risks that are applicable to the Mergers, the proposed Synlogic Reverse Stock Split, Synlogic, Caldera and Parent following the Closing, respectively.

Risks Related to the Mergers

•

The Exchange Ratios will not be adjusted based on the market price of Synlogic Common Stock, so the merger consideration received at Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•	Completion of the Mergers is subject to certain conditions, some of which are outside the parties’ control, and if these conditions are not satisfied or waived, the Mergers will not be completed.

•	The Concurrent Financing may not be completed on the terms or timing contemplated, which could jeopardize the Closing.

•

If the Mergers are completed, Parent may need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to Parent’s stockholders or restrict Parent’s operations.

•	If the Mergers are not completed, and there is no superior alternative transaction available, the Synlogic Board may decide to pursue a dissolution and liquidation of Synlogic.

•	Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions.

•	Parent is a newly formed holding company with no operating history, and the Mergers are structured as two interdependent mergers under a new holding company, which creates additional execution risk.

•	Stockholders could file lawsuits relating to the Mergers.

•	The pendency of the Mergers could materially adversely affect the business, financial condition, results of operations or cash flows of Synlogic or Caldera.

•

If the Mergers, taken together, do not qualify as a transaction described in Section 351(a) of the Code, stockholders of Synlogic or Caldera may recognize substantial taxable gain and be required to pay substantial additional U.S. federal income taxes.

Risks Related to the Proposed Synlogic Reverse Stock Split

•

The Synlogic Reverse Stock Split may not increase Parent’s ability to satisfy the NYSE American listing requirements or increase Parent’s stock price over the short- or long-term, which may further impact Parent’s ability to maintain listing on NYSE American.

•	The Synlogic Reverse Stock Split may decrease the liquidity of Parent’s common stock.

Risks Related to Synlogic

•	Synlogic’s securities have been delisted from Nasdaq, which has limited and may continue to limit investors’ ability to make transactions in its securities.

•	Synlogic is a non-operating shell company that has discontinued all product development activities.

•	Synlogic has devoted significant time and resources to identifying and evaluating strategic alternatives, including the Mergers, which may not be successful.

•	Synlogic’s stock price is volatile, and stockholders may not be able to resell shares of common stock at or above the price they paid.

•

Synlogic has identified a material weakness in its internal control over financial reporting as of December 31, 2025, which, if not remediated, may adversely affect the accuracy and timeliness of its financial reporting.

•	Internal computer systems, or those of collaborators or other contractors or consultants, may fail or suffer cybersecurity incidents, which could result in a material disruption.

•	Principal stockholders own a significant percentage of stock and are able to exert significant control over matters subject to stockholder approval.

Risks Related to Caldera

•

Caldera is an early clinical-stage biopharmaceutical company with a limited operating history, has incurred significant net losses in each period since its inception, has not generated any product revenue, and expects to continue to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

•

Caldera will require additional capital to finance its operations. If Caldera is unable to raise such capital when needed, or on acceptable terms, Caldera may be forced to delay, reduce or eliminate one or more of its research and drug development programs, future commercialization efforts, product development or other operations.

•	Caldera is substantially dependent on the success of CLD-423, its only product candidate.

•

Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier nonclinical studies and clinical trials may not be predictive of future clinical trial results.

•

CLD-423 is a bispecific antibody with a novel monovalent format that has limited clinical and regulatory precedent, and adverse developments affecting the anti-TL1A or anti-IL-23 antibody class, or bispecific antibodies generally, could delay, limit or prevent the development and approval of CLD-423.

•	Caldera’s product candidates for which it intends to seek approval as biologic products may face competition sooner than anticipated.

•	Caldera’s use of artificial intelligence tools in its research, development and business processes could expose Caldera to legal, regulatory, intellectual property and reputational risks.

•	Caldera’s future performance is dependent on its ability to retain key employees and to attract, retain and motivate qualified personnel and manage its human capital.

•	Caldera faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Caldera does.

•

Caldera relies, and expects to continue to rely, on third parties, including clinical research organizations and contract manufacturers, to conduct aspects of its clinical trials and to manufacture CLD-423, and those third parties may not perform satisfactorily.

•	The regulatory approval process is highly uncertain, and Caldera may be unable to obtain, or may be delayed in obtaining, regulatory approval for CLD-423 or any future product candidates.

Risks Related to Parent Following the Mergers

•	Parent will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

•	Parent may incur losses for the foreseeable future and might never achieve profitability.

•	Parent may not realize all of the anticipated benefits of the Mergers and may incur greater than expected expenses in connection with the consummation of the Mergers.

•

The actual financial position and results of operations of Parent after the Mergers may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•

Parent will incur significant legal, accounting and other expenses as a public company and Parent’s management team will be required to devote substantial time to complying with public company responsibilities.

•	The market price of Parent Common Stock is expected to be volatile, and the market price of Parent Common Stock may drop following the Mergers.

•	Future sales of shares by existing stockholders could cause Parent’s stock price to decline

NYSE American Listing (see page 334)

Shares of Parent Common Stock are not currently traded or quoted on a stock exchange or quotation system. It is a condition to the completion of the Mergers that the shares of Parent Common Stock to be issued to Synlogic and Caldera stockholders be approved for listing on NYSE American or another national securities exchange, subject to official notice of issuance. There can be no assurance such listing condition will be met or that Parent will obtain such approval from NYSE American. If such listing condition is not met or if such approval is not obtained, the Mergers will not be consummated unless the condition is waived. The shares of Parent Common Stock to be issued in the Mergers are expected to be listed on NYSE American following the Closing of the Mergers. Until the Synlogic Effective Time, the Parent Common Stock will continue not to be traded or quoted on a stock exchange or quotation system. Parent anticipates that shares of Parent Common Stock will be listed on NYSE American following the Closing with the trading symbol “CALD.”

Anticipated Accounting Treatment (see page 164)

The Mergers are expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes, Caldera is considered to be acquiring Synlogic in the Mergers.

Appraisal Rights and Dissenters’ Rights (see page 165)

Stockholders of Synlogic and Caldera are entitled to appraisal rights in connection with the Synlogic Merger and Caldera Merger, respectively, under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference, as described in the section entitled “Appraisal Rights” beginning on page 165 of this proxy statement/prospectus.

Comparison of Stockholders’ Rights (see page 335)

Each of Parent, Synlogic and Caldera is a corporation organized under the laws of the State of Delaware. If the Mergers are completed, Caldera stockholders and Synlogic stockholders will become Parent stockholders, and their rights will be governed by Delaware law, Parent’s amended and restated bylaws (the “Parent Bylaws”)

and Parent’s amended and restated certificate of incorporation (the “Parent Charter”). The rights of Synlogic stockholders contained in the Synlogic Charter and Synlogic’s amended and restated bylaws (the “Synlogic Bylaws”), and the rights of Caldera stockholders contained in the Caldera certificate of incorporation and Caldera’s bylaws, differ from the rights of Parent stockholders contained in the Parent Charter and the Parent Bylaws, as more fully described under the section entitled “Comparison of Stockholders’ Rights” in this proxy statement/prospectus.

Emerging Growth Company

Parent is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Parent is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in Parent’s periodic reports and proxy statements, and exemptions from the requirements of holding non-binding advisory “say-on-pay” votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Parent’s securities less attractive as a result, the trading market for these securities may be reduced, and these securities may trade at lower prices and experience greater volatility.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Emerging growth companies may also take advantage of an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board that require mandatory audit firm rotation or a supplement to the auditors’ report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer. Parent intends to take advantage of the benefits of this extended transition period for as long as it is available. Parent’s financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that the decision not to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Parent will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of Parent’s common equity securities pursuant to an effective registration statement under the Securities Act or (b) in which Parent has total annual gross revenue of at least $1.235 billion, (2) the date on which Parent is deemed to be a large accelerated filer, which means the market value of Parent’s common stock that is held by non-affiliates exceeds $700 million as of the last business day of Parent’s most recently completed second fiscal quarter, and (3) the date on which Parent has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

RISK FACTORS

Investing in Parent Common Stock involves risks some of which are related to the Mergers. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus or incorporated by reference herein, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus entitled “Forward-Looking Statements” before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. References to “Parent” in this section refer to Sonic Holdco, Inc. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to each of the businesses of Caldera and Synlogic because these risks will relate to the combined business of Caldera and Synlogic following the consummation of the Mergers. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Mergers, and may have a material adverse effect on Parent, as well as the respective businesses of Caldera and Synlogic, as well as their respective financial condition or results of operations. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Caldera and Synlogic which later may prove to be incorrect or incomplete. Caldera, Synlogic and Parent may face additional risks and uncertainties that are not presently known to Caldera or Synlogic, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to the Mergers

Caldera and Synlogic may not be successful in consummating the Mergers.

There can be no assurance that the Mergers will be successfully consummated or lead to increased stockholder value. The completion of the Mergers is dependent on a number of factors that may be beyond the control of Caldera and Synlogic, including, among other things, market conditions, regulatory approval and stockholder approval. Any failure to consummate the Mergers would have a material adverse effect on Caldera’s and Synlogic’s businesses and could significantly impair Caldera’s and Synlogic’s ability to enter into alternative strategic transactions.

The process of completing the Mergers is costly, time-consuming and complex. Caldera and Synlogic have incurred, and may in the future incur, significant costs related to the Mergers, including legal and accounting fees and expenses and other related charges, which have been and will be incurred regardless of whether the Mergers are completed. Caldera and Synlogic may also incur additional unanticipated expenses in connection with the Mergers. These expenses will decrease the remaining cash available for use in Caldera’s and Synlogic’s businesses. Also, the Mergers could have a variety of negative consequences, or yield unexpected results, that adversely affect Caldera’s and Synlogic’s businesses and decrease the remaining cash available for use in Parent’s future business.

If the Mergers are not completed in a timely fashion, Caldera and Synlogic may experience reputational harm and the value of the Caldera Common Stock and the Synlogic Common Stock may be adversely impacted. In addition, speculation regarding the completion of the Mergers and perceived uncertainties related to the future of Caldera could cause Caldera’s stock price to fluctuate significantly. Also, if the Merger Agreement is terminated and the Caldera Board determines to seek another business combination, there can be no assurance that Caldera will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

The Synlogic Exchange Ratio, which determines the number of shares to be issued to the Synlogic stockholders, will vary based on the extent to which Final Synlogic Net Cash at Closing is more or less than $6.0 million.

The value of the Merger consideration will also be impacted by the amount of Final Synlogic Net Cash (as defined in the Merger Agreement) that Synlogic has at Closing. The Synlogic Exchange Ratio, which determines the number of shares of Parent Common Stock to be issued to former Synlogic stockholders, will vary in part based on the amount of Final Synlogic Net Cash that Synlogic has at Closing. To the extent that Final Synlogic Net Cash is more than $6.0 million, the Synlogic Exchange Ratio will be higher and Synlogic stockholders will receive more shares of Parent Common Stock, resulting in incremental dilution to the Caldera stockholders; to the extent that Final Synlogic Net Cash is less than $6.0 million, the Synlogic Exchange Ratio will be lower and Synlogic stockholders will receive fewer shares of Parent Common Stock. The term “Final Synlogic Net Cash” (as defined in the Merger Agreement), is subject to a floor such that the Synlogic valuation will not be less than $8.0 million.

The Caldera Exchange Ratio and the Synlogic Exchange Ratio will not be adjusted based on the market price of Synlogic Common Stock, so the merger consideration received by stockholders at Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the Caldera Effective Time, each share of Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (including shares issued in the Concurrent Financing and shares resulting from the conversion of the Caldera Preferred Stock) will be converted into the right to receive a number of shares of Parent Common Stock equal to the Caldera Exchange Ratio. The Caldera Exchange Ratio is based on a fixed Caldera valuation of $500.0 million. At the Synlogic Effective Time, each share of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time will be converted into the right to receive a number of shares of Parent Common Stock equal to the Synlogic Exchange Ratio. The Synlogic Exchange Ratio is based on a Synlogic valuation of $18.0 million, subject to dollar-for-dollar adjustment if the Final Synlogic Net Cash is above or below the Synlogic target net cash amount of $6.0 million (provided that the Synlogic valuation will not be less than $8.0 million). Neither exchange ratio will be adjusted to reflect changes in the market price of Synlogic Common Stock. The final exchange ratios will not be determined until the Closing of the Mergers.

The post-Closing ownership percentages of Caldera stockholders, Synlogic stockholders and the Investors in Parent will be determined by each group’s respective allocation percentage, which is calculated by dividing each group’s valuation (or, in the case of the Investors, the proceeds of the Concurrent Financing) by the aggregate valuation of Synlogic, Caldera and the Concurrent Financing proceeds. Any decrease in the amount of Final Synlogic Net Cash at Closing below the $6.0 million target will decrease the Synlogic valuation (subject to the $8.0 million floor) and correspondingly decrease the number of shares of Parent Common Stock that Synlogic stockholders will be entitled to receive pursuant to the Merger Agreement (and their corresponding post-Closing ownership percentage).

Any changes in the market price of Synlogic Common Stock before the completion of the Mergers will not affect the number of shares of Parent Common Stock that stockholders of either company will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Mergers the market price of Synlogic Common Stock increases from the market price on the date of the Merger Agreement, Synlogic stockholders could receive merger consideration with substantially less value relative to the then-current market price of Synlogic Common Stock than the parties had negotiated when they established the Synlogic Exchange Ratio. Similarly, if before the completion of the Mergers the market price of Synlogic Common Stock declines, Synlogic stockholders could receive merger consideration with substantially more value relative to the then-current market price of Synlogic Common Stock. The Merger Agreement does not include a price-based termination right.

For further information regarding the Caldera Exchange Ratio and the Synlogic Exchange Ratio, see the section entitled “The Merger Agreement — Merger Consideration” in this proxy statement/prospectus.

Failure to complete the Mergers may result in Caldera or Synlogic paying a termination fee to the other party, which could harm the future business and operations of the applicable party.

If the Mergers are not completed, each of Caldera and Synlogic is subject to the following risks:

•

if the Merger Agreement is terminated by Synlogic due to a Caldera Triggering Event (including a Caldera Board Adverse Recommendation Change) or by Caldera upon Caldera’s entry into a Permitted Alternative Agreement for a Superior Offer, Caldera may be required to pay the Caldera Termination Fee of $5.0 million;

•

if the Merger Agreement is terminated by Caldera due to a Synlogic Triggering Event or by Synlogic upon Synlogic’s entry into a Permitted Alternative Agreement for a Superior Offer, Synlogic may be required to pay the Synlogic Termination Fee of $1.0 million;

•	the price of Synlogic Common Stock may decline and could fluctuate significantly; and

•	costs related to the Mergers, such as financial advisor, legal and accounting fees, must be paid by the applicable party even if the Mergers are not completed.

In addition, under the Merger Agreement, if following certain terminations a party enters into or consummates a Subsequent Transaction (as defined in the Merger Agreement) within 12 months after a publicly announced Acquisition Proposal, the applicable termination fee (Caldera Termination Fee or Synlogic Termination Fee) becomes payable as a tail termination fee.

The parties to the Merger Agreement have acknowledged that each termination fee represents a good faith, fair estimate of the damages that the receiving party and its affiliates would suffer upon termination of the Merger Agreement, and that any amount payable pursuant to the termination fee provisions is not a penalty, but rather liquidated damages. The parties have further agreed that the payment of the applicable termination fee shall be the sole and exclusive remedy of a party following a termination of the Merger Agreement by the other party (subject to certain exceptions for fraud or willful material breach).

If the Merger Agreement is terminated and the Caldera Board or the Synlogic Board, as applicable, determines to seek another business combination, there can be no assurance that such party will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

If the conditions to the Mergers are not satisfied or waived, the Mergers may not occur.

Even if the Required Caldera Stockholder Approval and the Required Synlogic Stockholder Approval are obtained, specified conditions must be satisfied or waived to complete the Mergers. These conditions include, among others: (i) the absence of any law or order prohibiting the consummation of the Mergers; (ii) the effectiveness of the registration statement of which this registration statement/prospectus forms a part; (iii) the approval for listing of the shares of Parent Common Stock to be issued in connection with the Mergers on NYSE American; (iv) the securities purchase agreement for the Concurrent Financing being in full force and effect with all funding conditions satisfied or waived and minimum proceeds received; (v) the accuracy of the representations and warranties of each party, subject to specified materiality or de minimis standards; (vi) the performance in all material respects by each party of its obligations under the Merger Agreement; and (vii) the absence of a material adverse effect with respect to each of Caldera and Synlogic. These conditions are described in more detail in the section entitled “The Merger Agreement — Conditions to Closing” in this proxy statement/prospectus.

It is a condition of the consummation of the Mergers that the shares of Parent Common Stock to be issued in connection with the Mergers are approved for listing on NYSE American or another national securities exchange. If NYSE American determines not to approve the listing application, the Mergers may not be consummated. Accordingly, there can be no assurance such listing condition will be met.

If Parent’s Common Stock is not listed on NYSE American, there may be no established public trading market for such common stock, which would likely result in limited liquidity and increased volatility, and would adversely affect Parent’s ability to raise additional capital or to enter into strategic transactions. In addition, the absence of a NYSE American listing would make it more difficult for stockholders to sell Parent’s Common Stock in the public market.

Neither Caldera nor Synlogic can assure you that all of the conditions to the consummation of the Mergers will be satisfied or waived. If the conditions are not satisfied or waived, the Mergers may not occur or the Closing may be delayed, and each of Caldera and Synlogic may lose some or all of the intended benefits of the Mergers.

The Concurrent Financing may not be completed on the terms or timing contemplated, which could jeopardize the Closing of the Mergers.

The Closing of the Mergers is conditioned upon the Securities Purchase Agreement (Concurrent Financing) being in full force and effect, all funding conditions thereunder having been satisfied or waived, and the minimum Concurrent Financing Proceeds having been received. If the Investors participating in the Concurrent Financing fail to fund their commitments, if the conditions to their funding obligations are not satisfied, or if the Securities Purchase Agreement is terminated prior to Closing, the Mergers may not be consummated. Failure to complete the Concurrent Financing could result in the termination of the Merger Agreement if the parties are unable to find alternative sources of funding on acceptable terms prior to the Outside Date. In such event, the anticipated benefits of the Mergers would not be realized, and each of Caldera and Synlogic would be subject to the risks described above relating to a failure to complete the Mergers.

If Caldera and Synlogic complete the Mergers, Parent may need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to Parent’s stockholders or restrict Parent’s operations.

Additional financing may not be available to Parent when it is needed or may not be available on favorable terms. To the extent that Parent raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of Parent, including Caldera’s pre-merger stockholders, Synlogic’s pre-merger stockholders and Investors in the Concurrent Financing. It is also possible that the terms of any new equity securities may have preferences over the Parent Common Stock. Any debt financing Parent enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of Parent’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if Parent raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to Parent.

Synlogic stockholders and Caldera stockholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers, including the issuance of Parent Common Stock in the Concurrent Financing.

If Parent is unable to realize the full strategic and financial benefits currently anticipated from the Mergers, Synlogic stockholders and Caldera stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Parent is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

The consummation of the Mergers may not be completed by the Outside Date of January 28, 2027, which could result in termination of the Merger Agreement.

The Merger Agreement provides that either Caldera or Synlogic may terminate the Merger Agreement if the Mergers have not been consummated by the Outside Date of January 28, 2027. If the SEC has not declared the

Form S-4 effective by the date that is 25 days prior to the Outside Date, the parties are required to engage in good-faith discussions regarding a potential extension of the Outside Date by up to 30 days (including a possible loan by Synlogic to Caldera for working capital purposes during the extension period). However, there can be no assurance that the parties will agree to any such extension or that the Mergers will be consummated by the Outside Date (or any extended date). If the Merger Agreement is terminated due to the failure to close by the Outside Date, neither party will be obligated to pay a termination fee (unless the termination arises from circumstances that independently give rise to a termination fee obligation), and the anticipated benefits of the Mergers would not be realized.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions.

The terms of the Merger Agreement prohibit each of Caldera and Synlogic from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances where the applicable board determines in good faith, after consultation with outside legal counsel and financial advisors, that such action is required by its fiduciary duties. Even where the fiduciary-out exception applies, the board must comply with notice requirements (including a four-business day notice period and matching-rights negotiation) before changing its recommendation. In addition, if the Merger Agreement is terminated under specified circumstances, Caldera may be required to pay the Caldera Termination Fee of $5.0 million and Synlogic may be required to pay the Synlogic Termination Fee of $1.0 million. These termination fees may discourage third parties from submitting competing proposals to Caldera or Synlogic or their respective stockholders, and may cause the Caldera Board or the Synlogic Board to be less inclined to recommend a competing proposal.

The Required Caldera Stockholder Approval and Required Synlogic Stockholder Approval are conditions to Closing and may not be obtained.

The consummation of the Mergers is conditioned upon the receipt of both the Required Caldera Stockholder Approval (approval by holders of a majority of outstanding Caldera Common Stock and a majority of outstanding Caldera Preferred Stock, voting together as a single class on an as-converted basis, by written consent under DGCL Section 228) and the Required Synlogic Stockholder Approval (approval by holders of a majority of the outstanding shares of Synlogic Common Stock at the Special Meeting, to be held within 45 days after the Registration Statement becomes effective). There can be no assurance that either or both approvals will be obtained. If the Required Caldera Stockholder Approval is not obtained within 15 days of Registration Statement effectiveness, or if the Required Synlogic Stockholder Approval is not obtained at the Special Meeting, the Merger Agreement may be terminated by either party, and the Mergers will not be consummated.

Because the lack of a public market for Caldera Common Stock makes it difficult to evaluate the fair market value of Caldera’s capital stock, the value of the Parent Common Stock to be issued to Caldera stockholders may be more or less than the fair market value of Caldera Common Stock.

The outstanding capital stock of Caldera is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Caldera’s capital stock. Because the percentage of Parent equity to be issued to Caldera stockholders was determined based on negotiations between the parties, it is possible that the value of the Parent Common Stock to be issued to Caldera stockholders will be more or less than the fair market value of Caldera capital stock.

The Mergers may be completed even though a material adverse effect may result from the announcement of the Mergers, industry-wide changes or other causes.

In general, neither Caldera nor Synlogic is obligated to complete the Mergers if there is a continuing material adverse effect affecting the other party between July 28, 2026, the date of the Merger Agreement, and the Closing. However, certain types of changes are excluded from the concept of a “material adverse effect.”

Such exclusions include, but are not limited to, general economic, financial and capital markets, political conditions or conditions generally affecting the industry in which the applicable party operates; any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing; any change in law or GAAP; any change in the stock price or trading volume of Synlogic Common Stock; a failure to meet internal or analysts’ expectations or projections; and the execution or announcement of the Merger Agreement or the pendency of the Mergers.

Therefore, if any of these events were to occur, impacting Caldera or Synlogic, the other party would still be obliged to consummate the Closing. If any such adverse changes occur and Caldera and Synlogic consummate the Closing, the stock price of Parent may suffer. This in turn may reduce the value of the Mergers to the stockholders of Caldera, Synlogic or both. For a more complete discussion of what constitutes a material adverse effect on Caldera or Synlogic, see the section entitled “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 174 of this proxy statement/prospectus.

The business of Parent following the Mergers will be different than the business of Synlogic prior to the Mergers.

Synlogic was focused on developing therapeutics using its proprietary synthetic biology platform. Following the Mergers, the business of Parent will consist of Caldera’s business. Caldera is a clinical-stage biopharmaceutical company developing immunology therapeutics. Caldera’s lead development candidate, CLD-423, is a potential first-in-class TL1A x IL-23p19 bispecific antibody for inflammatory bowel disease (IBD) and other immune-mediated diseases.

This change in the business of Synlogic from developing synthetic biology-based therapeutics to being a clinical-stage biopharmaceutical company focused on immunology could have a significant impact on the trading and market price of the common stock of Parent following the Mergers. The change in business may attract different investors and analysts and could result in Parent’s common stock being more volatile than it was prior to the Mergers. We cannot predict with certainty how the change in business will impact Parent’s common stock following the consummation of the Mergers. There can be no assurance that the change in business will not have a material adverse impact on the trading price and liquidity of Parent’s common stock.

Following the consummation of the Mergers, the composition of the board of directors and management of Parent will be different from the composition of the current board of directors and management of Synlogic.

Following the consummation of the Mergers, the Parent Board is expected to consist of six members selected by the Caldera Board, including Praveen Tipirneni, Michael Gladstone, Aaron Royston, Xiaodi Su, Michelle Doig and John Crowley. In addition, the management team of Caldera will become the management team of Parent. In particular, Praveen Tipirneni, M.D., M.B.A., currently the President and Chief Executive Officer of Caldera, will serve as President and Chief Executive Officer of Parent, Liangsu Wang, Ph.D., currently the Chief Scientific Officer of Caldera, will serve as Chief Scientific Officer of Parent, Zhong Liu, Ph.D., currently the Chief Technology Officer of Caldera, will serve as Chief Technology Officer of Parent, and Aaron Pelta, M.B.A., currently the Chief Business Officer of Caldera, will serve as Chief Business Officer of Parent. For more information about the management and board of Parent, see “Information Regarding Parent” beginning on page 300 of this proxy statement/prospectus.

This change in board membership and management of Parent may affect Parent’s business strategy and operating decisions following the consummation of the Mergers, as compared to those of Synlogic prior to the Mergers. In addition, there can be no assurances that the Parent Board will function effectively as a team and that any differences or difficulties, should they arise, will not have an adverse effect on Parent’s business or results after the Closing Date.

Following consummation of the Mergers, the former Synlogic stockholders will own less than a majority of the outstanding common stock of Parent and will therefore have less influence over Parent than they do now.

Immediately following completion of the Mergers and the issuance of the Parent Common Stock to the Caldera stockholders at the Caldera Effective Time and the Synlogic stockholders at the Synlogic Effective Time, Synlogic’s current stockholders in the aggregate will not have a majority ownership and voting interest in Parent, which will result in Synlogic stockholders having significantly less influence on Parent’s management and policies. Immediately following completion of the Mergers, and based on the assumptions set forth in this proxy statement/prospectus, Caldera stockholders (other than Investors in the Concurrent Financing) are expected to own approximately 62.8% of Parent, Synlogic stockholders are expected to own approximately 2.3% of Parent, and the Investors in the Concurrent Financing are expected to own approximately 34.9% of Parent, in each case, calculated on a fully diluted basis, using the treasury stock method. As a result, current Synlogic stockholders will have significantly less influence on Parent’s management and policies than they currently have.

Failure to consummate the Mergers could negatively impact future stock prices, operations and financial results of Synlogic.

If the Mergers are not consummated for any reason, Synlogic may be subject to a number of material risks, including the following:

•

a decline in the market price of Synlogic Common Stock to the extent that its current market price reflects a market assumption that the Mergers will be consummated and will be beneficial to the value of the common stock after the Closing Date;

•

having to pay certain costs related to the proposed Mergers, such as legal, accounting, financial advisory, printing and mailing fees, which must be paid regardless of whether the Mergers are consummated;

•

addressing the consequences of operational decisions made since the signing of the Merger Agreement, including decisions made as a result of restrictions on Synlogic’s operations imposed by the terms of the Merger Agreement and decisions to delay or defer capital expenditures;

•	returning the focus of management and personnel to operating Synlogic on a standalone basis, without any of the benefits expected to have been provided by the consummation of the Mergers; and

•	negative reactions from stockholders, customers, suppliers and employees.

In addition to the above risks, Synlogic may be required, under certain circumstances, to pay a termination fee of $1.0 million to Caldera, including if Caldera terminates the Merger Agreement due to a change in the Synlogic Board recommendation in favor of the transactions, which may adversely affect Synlogic’s financial condition.

The business of Synlogic may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of Synlogic management on the Mergers. A failure to consummate the Mergers may also result in negative publicity, reputational harm, potential litigation against Synlogic or its directors and officers, and a negative impression of the companies in the financial markets. If the Mergers are not consummated, we cannot assure the Synlogic stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock price of Synlogic.

If the Mergers are not completed, and there is no superior alternative transaction available, the Synlogic Board may decide to pursue a dissolution and liquidation of the Synlogic business. In such an event, the amount of cash available for distribution to Synlogic’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

If the Mergers are not completed, and there is no superior alternative transaction available, the Synlogic Board may decide to pursue a dissolution and liquidation of the Synlogic business if it concludes that such strategy is in the best interests of the Synlogic stockholders. In such an event, the amount of cash available for distribution to Synlogic’s stockholders will depend heavily on the timing of such decision and, with the passage of time, the amount of cash available for distribution will be reduced as Synlogic continues to fund its operations.

In addition, if the Synlogic Board were to approve and recommend, and Synlogic stockholders were to approve, a dissolution and liquidation, Synlogic would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Synlogic’s stockholders. As a result of this requirement, a portion of Synlogic’s assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, Synlogic may be subject to litigation or other claims related to a dissolution and liquidation.

If a dissolution and liquidation were pursued, the Synlogic Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Synlogic Common Stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up.

The opinion of Synlogic’s financial advisor does not reflect changes in circumstances that may have occurred or that may occur between the signing of the Merger Agreement and the consummation of the Mergers.

The opinion rendered to the Synlogic Board by Lucid was provided in connection with, and at the time of, the Synlogic Board’s evaluation of the Mergers. The opinion was based on the financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to Lucid, as of the date of the opinion, which may have changed, or may change, after the date of the opinion.

The Synlogic Board has not obtained an updated opinion from Lucid as of the date of this proxy statement/prospectus or as of any other date, nor does it expect to receive an updated, revised or reaffirmed opinion prior to the consummation of the Mergers. Changes in the operations and prospects of Caldera or Synlogic, general market and economic conditions and other factors that may be beyond the control of Caldera or Synlogic, and which changes were not taken into account by Lucid in rendering its opinion, may significantly alter the value of Caldera or Synlogic or the price of Synlogic Common Stock by the time the Mergers are consummated. The opinion does not speak as of the time the Mergers will be consummated or as of any date other than the date of such opinion.

Because there are no plans for Lucid to update its opinion, the opinion does not address the fairness of the Exchange Ratios or the merger consideration, as applicable, from a financial point of view, at any time other than the time such opinion was rendered, even though the Synlogic Board’s recommendation that Synlogic stockholders vote “FOR” the Synlogic Proposals is made as of the date of this proxy statement/prospectus. For a description of the opinion that the Synlogic Board received from Lucid, see “The Mergers — Opinion of the Synlogic Financial Advisor” beginning on page 145 of this proxy statement/prospectus.

The unaudited forecasted financial information included in this proxy statement/prospectus is for illustrative purposes only and the actual financial condition and results of operations of Parent after the Mergers may differ materially.

The unaudited forecasted financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Parent’s actual financial condition or results of operations would have been had the Mergers been completed on the dates indicated, nor is it indicative of the future financial condition or results of operations of Parent.

The forecasted financial information included in this proxy statement/prospectus was not prepared with a view toward public disclosure, and such unaudited forecasted financial information was not prepared with a view toward compliance with published guidelines of any regulatory or professional body for the preparation or presentation of prospective financial information, including the published guidelines of the Securities and Exchange Commission and the guidelines established by the American Institute of Certified Public Accountants. Neither the independent accountants of Synlogic or Caldera, nor any other independent accountants, have audited, reviewed, compiled or applied agreed upon procedures, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Synlogic’s and Caldera’s forecasted financial information. The reports of the auditors of Synlogic and Caldera included or incorporated by reference in this proxy statement/prospectus relate to previously issued financial statements and do not extend to the forecasted financial information, and should not be read to do so, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, the forecasted financial information. Further, no other independent accountants have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability thereof.

The forecasted financial information included in this proxy statement/prospectus speaks only as of the date on which such information was prepared, and neither Synlogic nor Caldera undertakes any obligation, other than as required by applicable law, to update the forecasted financial information included herein to reflect events or circumstances after the date the forecasted financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The market price for Parent Common Stock following completion of the Mergers may fluctuate.

The market price of the Parent Common Stock could fall following the consummation of the Mergers. Caldera stockholders may decide not to hold the Parent Common Stock they receive in the Mergers. Other stockholders, such as funds with limitations on the amount of stock they are permitted to hold in individual issuers, may be required to sell Parent Common Stock that they receive in the Mergers. Such sales, or market perception of such sales, of Parent Common Stock could result in a higher-than-average trading volume following the Closing and may cause the market price for Parent Common Stock to decline.

Synlogic or Caldera may waive one or more of the conditions to the Mergers and may do so without re-soliciting stockholder approval.

Synlogic or Caldera may agree to waive (to the extent permitted by applicable law), in whole or in part, some of the conditions to each party’s obligations to complete the Mergers, to the extent permitted by applicable law. For example, it is a condition to Synlogic’s and Caldera’s respective obligations to close the Mergers that certain of the representations and warranties of the other party are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect. However, if the board of directors of either party determines that it is in the best interests of the stockholders of that company to waive any breach of representation by the other party, then such board of directors may elect to waive that condition (to the extent permitted by applicable law).

In the event of a waiver of a condition (to the extent permitted by applicable law), the Synlogic Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is necessary. In the event that the Synlogic Board, in its own reasonable discretion, determines any such waiver is not significant enough to require re-solicitation of its stockholders, it will have the discretion to cause the Mergers to be completed without seeking further stockholder approval, which decision may have a material adverse effect on the stockholders of Parent following the Mergers. For example, the market could react negatively to such information, which may cause a substantial decline in the price of the common stock of Parent following the Mergers.

Notwithstanding the foregoing, certain closing conditions may not be waived due to applicable law or otherwise. The following closing conditions may not be waived: receipt of the requisite stockholder approvals; the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and the absence of any order or injunction that has the effect of prohibiting the consummation of the Mergers. The foregoing closing conditions are the only closing conditions to the Mergers that may not be waived. All other closing conditions to the Mergers may be waived (to the extent permitted by applicable law) by Synlogic and/or Caldera, as applicable. See the section “The Merger Agreement — Conditions to the Completion of the Mergers” beginning on page 174 of this proxy statement/prospectus for further information.

Stockholders could file lawsuits relating to the Mergers.

As of the date of this registration statement/prospectus, there are no pending lawsuits challenging the Mergers. However, potential plaintiffs may file lawsuits challenging the Mergers. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Mergers and result in substantial costs to Caldera, Synlogic, or Parent, including any costs associated with the indemnification of directors and officers. One of the closing conditions is the absence of any order or legal requirement that restrains, enjoins, or otherwise prevents the consummation of the Mergers. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Mergers on the agreed-upon terms, then such injunction may prevent the Mergers from being consummated, or from being consummated within the expected time frame.

Parent is a newly formed holding company with no operating history, and the Mergers are structured as two interdependent mergers under a new holding company, which creates additional execution risk.

Parent was incorporated in Delaware on July 27, 2026 solely for the purpose of acting as the parent company for the combined businesses of Synlogic and Caldera. Parent has no operating history, no operations, no material assets and no employees, and there has never been a public market for Parent Common Stock. Because the transaction is structured as two separate mergers under a common newly formed parent, sometimes referred to as a “double dummy” or “top hat” structure, completion of the transaction requires the substantially simultaneous satisfaction of the conditions to both the Caldera Merger and the Synlogic Merger, the approval of the stockholders of each of Synlogic and Caldera, the effectiveness of the Registration Statement covering the Parent Common Stock, and the approval of the Parent Common Stock for listing on NYSE American. Neither Merger will be completed unless all conditions to the other Merger have been satisfied or waived, and the failure of any one element of the structure could prevent the entire transaction from being completed. In addition, because Parent has no operating or reporting history of its own, investors will not be able to evaluate Parent Common Stock on the basis of its own historical trading performance, and the historical financial statements and SEC reports of Synlogic will not be indicative of the business, financial condition or results of operations of Parent following the Closing.

Stockholders holding a substantial percentage of the outstanding capital stock of each of Synlogic and Caldera have agreed to support the Mergers, which makes approval of the Mergers substantially more likely and may deter competing proposals.

Concurrently with the execution of the Merger Agreement, stockholders holding approximately 50.9% of the outstanding Synlogic capital stock entered into Synlogic Stockholder Support Agreements in favor of Caldera, and stockholders holding approximately 72.6% of the outstanding Caldera capital stock entered into Caldera Stockholder Support Agreements, in each case agreeing to vote in favor of the Mergers and against any competing proposal. As a result, the approval of the proposals to be considered at the Special Meeting and the delivery of the Caldera stockholder written consent are substantially more likely than would otherwise be the case, and the outcome of the Synlogic stockholder vote may not reflect the views of Synlogic stockholders who are not party to a Support Agreement. The Support Agreements may also deter a third party from proposing an alternative transaction that could be more favorable to Synlogic or Caldera stockholders. In addition, because the

Required Caldera Stockholder Approval will be obtained by written consent rather than at a meeting, Caldera stockholders will not have an opportunity to consider the Mergers at a stockholders meeting, and Caldera stockholders who do not execute the written consent may be entitled to seek appraisal of the fair value of their shares under Section 262 of the DGCL. Any exercise of appraisal rights could require Parent to make cash payments and would reduce the number of shares of Parent Common Stock issued in the Caldera Merger.

Synlogic and Caldera directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Synlogic and Caldera stockholders.

Certain of the directors and executive officers of Synlogic and Caldera have interests in the Mergers that may be different from, or in addition to, those of Synlogic and Caldera stockholders. These interests include, but are not limited to, the continued service of certain Caldera directors as directors, and of Caldera executive officers as executive officers, of Parent after the Closing Date, the assumption of Caldera Options by Parent in accordance with the Merger Agreement, the accelerated vesting of Synlogic equity awards held by Synlogic non-employee directors on the Closing Date, certain severance payments and benefits (including acceleration of equity awards) for Synlogic’s executive officer in the event of a qualifying termination in connection with the consummation of the transactions contemplated by the Merger Agreement, and provisions in the Merger Agreement regarding continued indemnification of, and advancement of expenses to, the directors and executive officers of Synlogic and Caldera.

The members of the Synlogic Board and the Caldera Board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Mergers and in recommending that Synlogic stockholders approve the proposals to be considered at the Special Meeting. Synlogic stockholders should be aware of these interests when they consider the recommendation of the Synlogic Board.

The pendency of the Mergers could materially adversely affect the business, financial condition, results of operations or cash flows of Synlogic or Caldera.

The pendency of the Mergers could disrupt Synlogic’s and Caldera’s businesses, in any of the following ways, among others:

•

Synlogic’s or Caldera’s employees may experience uncertainty about their future roles with Parent, which might adversely affect each company’s ability to retain and hire key managers and other employees;

•

the attention of Synlogic management or Caldera management may be directed toward completion of the Mergers and transaction-related considerations and may be diverted from each company’s day-to-day business operations and, following the completion of the Mergers, the attention of Parent’s management may also be diverted to such matters;

•	vendors, suppliers, business partners or others may seek to modify or terminate their business relationship with Synlogic, Caldera or Parent following completion of the Mergers;

•	Synlogic, Caldera or Parent, and their respective officers and directors, could become subject to lawsuits relating to the Mergers; and

•	Synlogic or Caldera may experience negative reactions from their stockholders, among others.

These disruptions could be exacerbated by a delay in the completion of the Mergers or termination of the Merger Agreement. Additionally, if the Mergers are not consummated, each company will have incurred significant costs and diverted the time and attention of management. A failure to consummate the Mergers may also result in negative publicity, reputational harm, litigation against Synlogic, Caldera and/or their respective directors and officers, and a negative impression of the companies in the financial markets. The occurrence of any of these events individually or in combination could have a material adverse effect on either or both companies’ financial performance and stock price.

The interim operating covenants contained in the Merger Agreement may prevent Synlogic or Caldera from pursuing opportunities that would be beneficial to stockholders of Parent.

The Merger Agreement restricts Synlogic and Caldera from taking certain actions until the Caldera Effective Time or the Synlogic Effective Time, as applicable, without the consent of the other party, including, among others: the payment of dividends; the issuance of equity (including certain equity incentive awards); certain increases to employee compensation and benefits; capital expenditures; the incurrence of indebtedness; acquisitions and divestitures; and the entry into or amendment of certain material contracts. Synlogic and Caldera are also required to conduct their business in the ordinary course of business in all material respects. These restrictive covenants, which are subject to various specific exceptions, may prevent Synlogic or Caldera from pursuing attractive business opportunities that may arise prior to the consummation of the Mergers. Although Synlogic and Caldera may be able to pursue such activities with the other company’s consent, the other company may not be willing to provide its consent.

If the Mergers, taken together, do not qualify as a transaction described in Section 351(a) of the Code (and, in the case of the Synlogic stockholders, if the Synlogic Merger, by itself, does not qualify as a reorganization within the meaning of Section 368(a) of the Code), Synlogic stockholders may recognize substantial taxable gain as a result of the Mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The Mergers, taken together, are intended to qualify as a transaction described in Section 351(a) of the Code. The Synlogic Merger, by itself, is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The positions of Synlogic and Caldera are not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the Merger Agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a transaction described in Section 351(a) of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the Mergers, taken together, were not treated as a transaction described in Section 351(a) of the Code (and if the Synlogic Merger did not qualify as a reorganization within the meaning of Section 368(a) of the Code), then the Synlogic stockholders would not be entitled to defer any portion of the gain realized as a result of receiving shares of Parent Common Stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such transactions occur.

If the Mergers, taken together, do not qualify as a transaction described in Section 351(a) of the Code (and, in the case of the Caldera stockholders, if the Caldera Merger, by itself, does not qualify as a reorganization within the meaning of Section 368(a) of the Code), Caldera stockholders may recognize substantial taxable gain as a result of the Mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The Mergers, taken together, are intended to qualify as a transaction described in Section 351(a) of the Code. The Caldera Merger, by itself, is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The positions of Synlogic and Caldera are not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the Merger Agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Mergers, taken together, as a transaction described in Section 351(a) of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the Mergers, taken together, were not treated as a transaction described in Section 351(a) of the Code (and if the Caldera Merger did not qualify as a reorganization within the meaning of Section 368(a) of the Code), then the Caldera stockholders would not be entitled to defer any portion of the gain realized as a result of receiving shares of Parent Common Stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such transactions occur.

Risks Related to the Proposed Synlogic Reverse Stock Split

The Synlogic Reverse Stock Split may not increase Parent’s ability to satisfy the NYSE American listing requirements of the Parent Common Stock or increase Parent’s stock price over the short- or long-term, which may further impact Parent’s ability to maintain listing on NYSE American.

The principal purpose for effecting the Synlogic Reverse Stock Split is to increase the per-share trading price of Synlogic Common Stock to: (i) increase the minimum bid price of Synlogic Common Stock, thereby increasing Parent’s ability to satisfy the NYSE American listing requirements of the Parent Common Stock, (ii) generate investor interest in Synlogic and ultimately Parent and to help Parent attract and retain employees, and (iii) increase the trading volume in, and facility future financings by, Parent. It cannot be assured, however, that the Synlogic Reverse Stock Split will accomplish any increase in the per-share market price of Synlogic Common Stock for any meaningful period of time, thereby increasing Parent’s ability to satisfy the NYSE American listing requirements of the Parent Common Stock. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Synlogic Common Stock, it cannot be assured that the Synlogic Reverse Stock Split will increase the market price of Synlogic Common Stock by a multiple of the Synlogic Reverse Stock Split ratio approved by the Synlogic Board, thereby increasing Parent’s ability to satisfy the NYSE American listing requirements of the Parent Common Stock, and subsequently, sustain or increase the market price of the Parent Common Stock, which is dependent upon many factors, including Parent’s business and financial performance, general market conditions and prospects for future success. Even if the Synlogic Reverse Stock Split results in the Parent Common Stock meeting the initial listing requirements for NYSE American upon the consummation of the Mergers, it cannot be assured that the Parent Common Stock will continue to meet the listing requirements of NYSE American.

The Synlogic Reverse Stock Split may decrease the liquidity of the Parent Common Stock.

Although the Synlogic Board believes that the anticipated higher market price of the Parent Common Stock resulting from the proposed Synlogic Reverse Stock Split could encourage interest in the Parent Common Stock and possibly promote greater liquidity for Parent’s stockholders, such liquidity could also be adversely affected by the reduced number of shares of the Parent Common Stock issued outstanding as a result of the Synlogic Reverse Stock Split. In addition, the Synlogic Reverse Stock Split may not result in an increase in Synlogic’s stock price necessary to satisfy NYSE American’s initial listing requirements for the Parent Common Stock.

Risks Related to Synlogic

Throughout these “Risks Related to Synlogic,” unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

Risks Related to Synlogic’s Securities

Our securities have been delisted from Nasdaq, which has limited and may continue to limit investors’ ability to make transactions in our securities.

The trading of our securities on Nasdaq was suspended at the open of trading on January 21, 2026. See “Item 1. Business — Nasdaq Delisting” of our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026 (the “Annual Report”). Nasdaq filed a Form 25 Notification of Delisting with the SEC on May 18, 2026. The delisting became effective on January 21, 2026. As of the date of this proxy statement/prospectus, the Synlogic Common Stock is traded on the OTCID Basic Market, under the symbol “SYBX.”

We face adverse consequences as a result of our securities not being listed on a national securities exchange, including (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a limited amount of news and analyst coverage, if any, in the future; (v) a decreased ability to issue additional securities or otherwise obtain additional financing in the future; and (vi) a decreased ability of our securityholders to sell their securities in certain states.

We are a non-operating shell company.

We are a public shell company with no operations and we are seeking to effect the Mergers with Caldera by using a combination of capital stock, cash on hand, or other funding sources, if available. There can be no assurances that we will be successful in consummating the Mergers.

An active trading market for our securities may never develop and investors may find it difficult to buy and sell our shares, which would further adversely affect the liquidity and price of our securities.

Although the Synlogic Common Stock is quoted on the over-the-counter market, such market is an unorganized, interdealer market which provides significantly less liquidity than the Nasdaq or other national securities exchange. Securities traded on the over-the-counter market are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Any significant trading volume in our common stock may not be sustained. These factors may have an adverse impact on the trading and price of our common stock. See “— Our securities have been delisted from Nasdaq, which has limited and may continue to limit investors’ ability to make transactions in our securities” above for further discussion.

Our securityholders may face restrictions on the resale of our securities due to state “blue sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration or qualification in place to cover the transaction, or the transaction must be exempt from registration or qualification. The applicable broker must be registered in that state. There may be state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our common stock. As a result of our delisting from Nasdaq, our securities currently do not qualify as “covered securities” under Section 18(b)(1) of the Securities Act and are therefore subject to regulation in each state in which we offer our securities and may not qualify for offering and sale in certain states. Our common stock is quoted and traded on the OTCID Basic Market, which is not recognized as a securities manual in a majority of states. The “manual exemption” permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. We do not qualify for the “manual exemption” as our securities are not quoted and traded on a securities manual recognized in a majority of states.

As a result of our delisting from Nasdaq, we are more likely to require holders of our warrants who exercise their warrants to do so on a cashless basis and such holders may receive fewer shares of Synlogic Common Stock upon exercise than they would have received had they been able to pay the exercise price of their warrants in cash.

As a result of our delisting from Nasdaq, our securities currently do not qualify as “covered securities” under Section 18(b)(1) of the Securities Act and are therefore subject to regulation in each state in which we offer our securities and may not qualify for offering and sale in certain states. Consequently, unless an exemption from qualification of our shares of common stock is then available in any relevant state, we are more likely to require holders of warrants who exercise their warrants to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act. The number of shares we issue in a cashless exercise may be lower than if the warrants were exercised on a cash basis, which could adversely affect the value of our common stock, and the holders of the warrants may experience a lower rate of return than they would have in a cash exercise if the trading price of our shares of common stock increases.

We may be further delisted from the OTC Markets and may face additional adverse consequences.

Failure to comply with the continuing listing standards of the OTC Markets could result in further delisting, which would significantly affect the ability of investors to trade our securities and could further reduce their value and liquidity. Additional negative consequences may include the loss of federal preemption of state securities laws, greater difficulty in raising capital, the potential loss of institutional investor interest, and fewer business development opportunities. These risks collectively may impair our ability to operate effectively and achieve our strategic objectives.

Risks Related to Synlogic’s Evaluation of Strategic Alternatives

Our business to date has been significantly dependent on the success of SYNB1934, and we have decided to discontinue further development of SYNB1934 and devote significant time and resources to identifying and evaluating strategic alternatives, including the Mergers, which may not be successful.

To date, we have invested significant efforts and financial resources in the research and development of SYNB1934, which was our lead product candidate in clinical trials. In February 2024, we voluntarily halted Synpheny-3 based on results of an internal review in advance of an upcoming independent Data Monitoring Committee (DMC) assessment, which indicated the trial was unlikely to meet its primary endpoint. The decision was not based on concerns regarding safety or tolerability. Beginning in February 2024, we started to reduce operating expenses while we evaluated our strategic alternatives with a goal to enhance stockholder value, including the Mergers. There can be no assurance that the Mergers will be approved or consummated. In addition, there can be no assurance that the Mergers, if consummated, would enhance shareholder value. There also can be no assurance that we will conduct further drug research or development activities in the future.

Pursuing the Mergers, or any other such strategic transaction, requires us to incur non-recurring or other charges, may increase our near-and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results.

If we do not successfully consummate the Mergers, our board of directors may decide to pursue a dissolution and liquidation of our company. In such an event, the amount of cash available for distribution to our stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that we will consummate the Mergers. If the Mergers are not completed, our board of directors may decide to pursue a dissolution and liquidation of our company. In such an event, the amount of cash available for distribution to our stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as we fund our operations while we evaluate our strategic alternatives. In addition, if our board of directors were to approve and recommend, and our stockholders were to approve, a dissolution and liquidation of our company, we would be required under Delaware corporate law to pay our outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to our stockholders. Our commitments and contingent liabilities may include (i) obligations under our employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of our company; and (ii) potential litigation against us, and other various claims and legal actions arising in the ordinary course of business. As a result of this requirement, a portion of our assets may need to be reserved pending the resolution of such obligations. In addition, we may be subject to litigation or other claims related to a dissolution and liquidation of our company. If a dissolution and liquidation were pursued, our board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of our common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of our company.

Risks Related to Synlogic’s Financial Condition, Capital Requirements and Operating Results

Our stock price is volatile, and our stockholders may not be able to resell shares of our common stock at or above the price they paid.

The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, such as reports by industry analysts, investor perceptions, general industry trends, macro-economic conditions, or negative announcements by other companies involving similar technologies or diseases. These factors also include those discussed in this “Risk Factors” section and others such as:

•	announcements relating to the Mergers;

•	announcements relating to our delisting or further delisting;

•	prevailing economic conditions;

•	future sales or issuances of equity or debt securities by us;

•	lack of an active, liquid and orderly market in our common stock; and

•	the issuance of new or changed securities analysts’ reports or recommendations regarding us.

Our short operating history may make it difficult for stockholders to evaluate the success of our business to date and to assess our future viability.

We are a biopharmaceutical company with a limited operating history. We commenced active operations in 2014. Our operations to date have been limited to organizing and staffing our company, research and development activities, business planning and raising capital. In February 2024, we voluntarily halted Synpheny-3 based on results of an internal review in advance of an upcoming independent Data Monitoring Committee (DMC) assessment, which indicated the trial was unlikely to meet its primary endpoint. The decision was not based on concerns regarding safety or tolerability. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Typically, it takes many years to develop one new product candidate from the time it is discovered to the time that it becomes available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors that may hinder our success in commercializing one or more of our product candidates. Further, drug development is a capital-intensive and highly speculative undertaking that involves a substantial degree of risk. You should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development and clinical trials. Any forward-looking statements regarding our future prospects, plans or viability may not be as accurate as they may be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer cybersecurity incidents, which could result in a material disruption of our product development programs.

Our internal information technology, or IT, systems and those of our current and any future collaborators and other contractors, consultants, or clinical trial sites are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering, phishing and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and IT systems. If any of the above events were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. To the extent that any disruption or cybersecurity incident were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed. The market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have processes to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies evolve and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. In addition, there can be no assurance that we will promptly detect any such disruption or cybersecurity incident, if at all. As we outsource more of our information systems to vendors, engage in more electronic transactions with payors and patients, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal IT systems or those of our third-party contractors, or our consultants’ efforts to implement adequate security and control measures, will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, cybersecurity incident, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm, as well as loss of competitive advantage or loss of consumer confidence.

Our ability to use our net operating losses to offset future taxable income is subject to certain limitations.

As of December 31, 2025, we had approximately $401.8 million of federal net operating losses (“NOLs”). Federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of our taxable income for the particular taxable year. As of December 31, 2025, we had approximately $387.9 million of state NOLs. Of the state NOLs, some are of indefinite life, but most are of definite life with various expiration dates, beginning in 2029. As of December 31, 2025, we had approximately $7.5 million of federal research and development tax credit carryforwards. Federal tax credit carryforwards expire at various dates, beginning in 2034. As of December 31, 2025, we had approximately $4.4 million of state research and development tax credit carryforwards. The state tax credits, which have various carryforward rules, begin to expire in 2030. Our ability to utilize these NOLs and tax credits to offset future tax liabilities depends on the successful development of our product candidates and future financial performance.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by “5 percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). We may have experienced ownership changes in the past and may experience ownership changes as a result of the Mergers and/or subsequent shifts in our stock ownership (some of which are outside our control). There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

Risks Related to Synlogic’s Intellectual Property

We may not be successful in obtaining or maintaining necessary rights to synthetic biotics, product candidates and processes for our development pipeline through acquisitions and in-licenses.

Presently, we have rights to certain intellectual property, through licenses from third parties and under patents and patent applications owned by us. The growth of our business will likely depend in part on our ability to obtain, maintain or enforce our and our licensors’ intellectual property rights and to acquire or in-license additional proprietary rights. For example, our programs may involve additional product candidates or delivery systems that may require the use of additional proprietary rights held by third parties.

We may be unable to develop, acquire or in-license compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of other companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These companies could have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we have previously collaborated with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to it. If we are unable to do so, the institution may offer intellectual property rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to third-party intellectual property rights, our business, financial condition and prospects for growth could suffer.

We may not have sufficient patent term protections to effectively protect our business.

Patents have a limited term. In the United States, the statutory expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition. In addition, upon issuance in the United States any patent term can be adjusted based on specified delays caused by the applicant(s) or the USPTO Patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent or data exclusivity terms of our product candidates. We will likely seek patent term extensions, and we cannot provide any assurances that any such patent term extensions will be obtained and, if so, for how long. As a result, we may not be able to maintain exclusivity for our product candidates for an extended period after regulatory approval, if any, which would negatively impact our business, financial condition, results of operations and prospects. If we do not have sufficient patent terms or regulatory exclusivity to protect our product candidates, our business and results of operations will be adversely affected.

Changes in U.S. and foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products, and recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

As is the case with other biotechnology companies, our success is heavily dependent on patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

European patent practice is expected to change now that the European Unitary Patent and Unified Patent Court (“UPC”) went into force on June 1, 2023. The new system will impact both pending European applications and granted European patents, and uncertainty remains about long-term implications of this change. The UPC may particularly present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. While the UPC is being implemented to provide more certainty and efficiency to patent enforcement throughout Europe, it will also provide our competitors with a new forum to use to centrally revoke our European patents. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. We will have the right to opt our patents out of the UPC system over the first seven years, but doing so may preclude us from realizing the benefits of the new unified court.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patents are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our proposed markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent. We also utilize processes for which patents are difficult to enforce. In addition, other elements of our products, and many elements of our product candidate discovery and development processes involve proprietary know-how, information or technology that is not covered by patents. Trade secrets may be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, collaborators, advisors, independent contractors or other third parties. We also seek to preserve the integrity and confidentiality of our data and trade secrets, including by maintaining physical and electronic security of our premises and our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, and financial condition.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, collaborators, advisors, independent contractors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business, financial condition or results of operations. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technology without infringing the patent rights of third parties. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the area of synthetic biology. We may become aware of U.S. and foreign patents and pending patent applications owned by third parties that cover similar therapeutic uses as the product candidates we may develop and we may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of such patents and patent applications. In addition, or alternatively, we may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications. If any patents or patent applications cover our product candidates or technologies, we may not be free to manufacture or market our product candidates as planned, absent such a license, which may not be available to us on commercially reasonable terms, or at all.

It is possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patents may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates.

There have been many lawsuits and other proceedings filed by third parties involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination, post-grant review and equivalent proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We depend, in part, on our licensors to file, prosecute, maintain, defend and enforce patents and patent applications that are material to our business.

While we normally seek and gain the right to fully prosecute the patent applications relating to our product candidates, there may be times when the patent applications enabling our product candidates are controlled by our licensors. If any of our future licensors fail to appropriately and broadly prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, importing, and selling competing products. In addition, even where we may have the right to control patent prosecution of patents and patent applications we license from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors in effect from actions prior to us assuming control over patent prosecution.

If we fail to comply with obligations in the agreements under which we license intellectual property and other rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We may enter into license agreements in the future. Our future license agreements may impose certain obligations, including the payment of milestones and royalties based on revenues from sales of our products utilizing the technologies licensed from our licensors, and such obligations could adversely affect the overall profitability for us of any products that we may seek to commercialize. In addition, we may need to outsource and rely on third parties for many aspects of the clinical development, sales and marketing of our product candidates covered under our license agreements. Delay or failure by these third parties could adversely affect the continuation of our license agreements with our third-party licensors. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, these agreements may be subject to termination by the licensor which could have a material adverse effect on our business.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To cease such infringement or unauthorized use, we or one of our licensing partners may be required to file patent infringement claims against a third-party to enforce one of our patents which can be expensive, time-consuming and unpredictable. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

If we or one of our licensing partners were to initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, clarity or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or other jurisdictions, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity, unpatentability and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions or correct inventorship with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation, derivation or interference proceedings may result in a decision adverse to our interests and, even if successful, may result in substantial costs and distract our management and other employees. In addition, we may be unable to raise the funds necessary to conduct our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. Any disclosure of confidential information could adversely affect our business. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may in the future be subject to claims that former employees, consultants, collaborators, advisors, independent contractors or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor or other claims challenging the inventorship of our patents or ownership of our intellectual property (including patents and intellectual property that we in-license). Therefore, our rights to these patents may not be exclusive and third parties, including competitors, may have access to intellectual property that is important to our business. In addition, co-owners from whom we do not yet have a license or assignment may raise claims surrounding inventorship or ownership of patents that ultimately issue from this patent family, potentially resulting in issued patents to which we would not have rights under our existing license agreements. Further, in jurisdictions outside the United States, a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. In addition, we may have inventorship disputes arising from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims that our employees, consultants, collaborators, advisors, independent contractors or other third parties have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have received confidential and proprietary information from third parties. In addition, we have in the past employed, and may in the future employ, individuals who were previously employed at universities, academic research institutions and at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we expect to have written agreements with and make every effort to ensure that our employees, consultants, collaborators, advisors, independent contractors or other third parties do not use the proprietary information or intellectual property rights of others in their work for us, we may in the future be subject to claims that our employees, consultants, collaborators, advisors, independent contractors or other third parties have inadvertently or intentionally used or disclosed confidential information of these third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States can have a different scope and strength and be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties (including competitors) from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement rights are not as strong as those in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries, particularly some developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patents or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patents and other intellectual property rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore, such proceedings could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications at risk of not issuing and could provoke third parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Additionally, Europe’s Unified Patent Court (UPC) may present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. Although this new court has been implemented to provide more certainty and efficiency to patent enforcement throughout Europe, it will also provide our competitors with a new forum to use to centrally challenge our patents if opted into the UPC, rather than having to seek invalidity or non-infringement decisions on a country-by-country basis. It will be several years before the scope of patent rights that will be recognized and the strength of patent remedies that will be provided is known.

Some of our intellectual property may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies if it is determined that our intellectual property has been discovered through government-funded programs. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights we have acquired or licensed or may acquire or license in the future may have been generated through the use of U.S. government funding and may therefore be subject to certain federal regulations. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products relating to such intellectual property. To the extent any of our future intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We have filed for trademark registration of certain marks relating to our current branding. If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

General Risk Factors

We have identified a material weakness in our internal control over financial reporting as of December 31, 2025, due to an ineffective internal information and communication process related to significant and non-routine transactions to ensure that relevant and reliable information was communicated on a timely basis across the organization, to enable financial personnel to effectively carry out their financial reporting and internal control roles and responsibilities. If we are not able to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results or prevent fraud, and we may conclude that our internal control over financial reporting is not effective, which may adversely affect our business.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to maintain or implement required new or improved controls, or difficulties encountered in implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

As disclosed in our Annual Report, we identified a material weakness in our internal control over financial reporting as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, our management concluded that we did not have an effective internal information and communication process to ensure that relevant and reliable information was communicated on a timely basis across the organization, to enable financial personnel to effectively carry out their financial reporting and internal control roles and responsibilities. The failure, relating to significant and non-routine transactions, resulted in a misstatement of our warrant liabilities, transaction costs, change in fair value of warrant liabilities, additional paid-in-capital, accumulated deficit and certain related financial disclosures. This material weakness resulted in the correction of our consolidated financial statements as of and for the year ended December 31, 2023, and for the quarterly periods ended March 31, 2024 and June 30, 2024. For further discussion of the material weakness, see Part II, Item 9A, “Controls and Procedures” in our Annual Report.

We have taken and plan to continue to take actions to remediate this material weakness, including (i) strengthening our formal accounting policies, procedures and controls over accounting for significant and non-routine transactions with a focus on ensuring the analysis is complete and includes each of the material components of the transaction; (ii) specific oversight procedures, including the requirement of the finance staff and consultants, to attend any and all meetings regarding significant and non-routine transactions; and (iii) specific review procedures, requiring review of all documents pertaining to significant and non-routine transactions by both finance staff and consultants. However, we cannot provide assurance that we will be able to correct this material weakness in a timely manner or that our remediation efforts will be adequate to allow us to conclude that our internal control over financial reporting will be effective in the future. Even if this material weakness is remediated in the future, we could identify additional material weaknesses or deficiencies in our internal control over financial reporting that could require correction or remediation.

In addition, our conclusion that we have a material weakness could give rise to increased scrutiny, review, audit and investigation over our accounting controls and procedures, which could then lead to additional areas of deficiency or errors in our financial statements.

We will need to continue to dedicate internal resources, engage outside consultants and maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to remediate the material weakness relating to our internal information and communication process described above relating to significant and non-routine transactions, and any future control deficiencies or material weaknesses, and improve control processes as appropriate, validate through testing that controls are functioning as documented and maintain a continuous reporting and improvement process for internal control over financial reporting. If we are not able to correct material weaknesses or deficiencies in internal controls in a timely manner or otherwise comply with the requirements of Section 404 in a timely manner, our ability to record, process, summarize and report financial information accurately and within applicable time periods may be adversely affected, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities as well as stockholder litigation which, even if resolved in our favor, would require additional financial and management resources and could adversely affect the market price of our common stock. Any failure to maintain or implement required effective internal control over financial reporting, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock and could also affect our ability to raise capital to fund future business initiatives.

Our principal stockholders own a significant percentage of our stock and are able to exert significant control over matters subject to stockholder approval.

Our directors, together with holders of 5% or more of our common stock outstanding and their respective affiliates, beneficially own the majority of our common stock. As of August 15, 2026, affiliates of Cable Car Capital LLC (“Cable Car”) and New Enterprise Associates 14, L.P. (“NEA 14”) owned approximately 27% and 24% of our outstanding common stock, respectively. Although we are not a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange, affiliates of Cable Car and NEA 14 are able to significantly influence our decisions, including the election of directors, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common stock or securities convertible or exchangeable for our common stock may depress our stock price.

If our existing stockholders or holders of our options sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. The perception in the market that these sales may occur could also cause the trading price of our common stock to decline. As of August 15, 2026, there were a total of 12,248,950 shares of our common stock outstanding. We have also registered and intend to continue to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and vesting provisions, as applicable.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of the company’s stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders and could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that our stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our Board of Directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director;

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a requirement that special meetings of our Stockholders be called only by our Board of Directors, the chairman of our Board of Directors, the chief executive officer or, in the absence of a chief executive officer, the president;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our Board of Directors to issue preferred stock with such terms as our Board of Directors may determine; and

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a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of the company’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the company.

In addition, our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rule and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses and accounting for stock-based compensation, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this periodic report.

We will continue to incur costs as a result of being a public company, and our management will continue to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations will continue to make it more difficult and more expensive for us to maintain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in future uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application), including with respect to NOLs and research and development tax credits, could adversely affect us or holders of our Common Stock. For example, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the United States may, at the taxpayer’s election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the United States in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the United States in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition, or results of operations. We urge investors to consult with their legal and tax advisors regarding the implications of potential changes in tax laws on an investment in our Common Stock.

Risks Related to Caldera

Risks Related to Caldera’s Financial Position, Limited Operating History and Need for Additional Capital

Caldera is an early clinical-stage biopharmaceutical company with a limited operating history, has not completed clinical development and has no products approved for commercial sale, which may make it difficult for investors to evaluate Caldera’s business, likelihood of success and viability.

Caldera is an early clinical-stage biopharmaceutical company with a limited operating history. Caldera was incorporated in Delaware in April 2025, has no products approved for commercial sale and has never generated any revenue. Caldera has a single clinical-stage product candidate, CLD-423, which it in-licensed from Qyuns Therapeutics Co., Ltd. (“Qyuns”) in April 2025 and which is currently being evaluated in Phase 1 healthy volunteer trials. Caldera has never conducted a clinical trial in patients with inflammatory bowel disease and has no clinical data in its target patient population. Drug development is a highly speculative undertaking and involves a substantial degree of risk. It entails substantial upfront capital expenditures and significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. To date, Caldera has devoted substantially all of its resources to acquiring, developing and advancing CLD-423, conducting nonclinical studies and its ongoing Phase 1 clinical trials, organizing and staffing its company, business planning, establishing and maintaining its intellectual property position, establishing arrangements with third parties for the manufacture of CLD-423, raising capital and providing general and administrative support for these operations.

To date, Caldera has funded its operations primarily with proceeds from sales of its convertible preferred stock and simple agreements for future equity (“SAFEs”). From inception through June 30, 2026, Caldera received an aggregate of approximately $112.5 million in gross proceeds from sales of its common stock, preferred stock, and SAFE instruments, and expects to require substantial additional funding, including the proceeds of the Concurrent Financing, to complete development of CLD-423. Caldera has incurred net losses in each period since inception and expects its losses to increase substantially as it advances CLD-423 into Phase 2 clinical development UC, CD, and potentially other indications.

Caldera has not yet demonstrated an ability to successfully complete any clinical trials, including for CLD-423, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict its likelihood of success and viability than it could be if it had a longer operating history.

In addition, Caldera may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies. Caldera also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Caldera has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Caldera does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.

Caldera has incurred significant net losses in each period since its inception and has not generated any product revenue. It expects to continue to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

Caldera has incurred significant operating losses since its inception, has not generated any product revenue to date and has financed its operations primarily through private placements of its convertible preferred stock and SAFE instruments. There is no assurance that Caldera will obtain financing from other sources, or that it will be able to obtain such financing on favorable terms, if at all. Substantially all of Caldera’s losses have resulted from expenses incurred in connection with operations identifying, acquiring and developing its product candidates and technologies, including CLD-423, and other potential or future product candidates, building its pipeline, conducting nonclinical studies and early-stage clinical trials, organizing and staffing its company, business planning, establishing and maintaining its intellectual property portfolio, establishing arrangements with third parties for the manufacture of its product candidates, raising capital and providing general and administrative support for these operations. Caldera expects to incur increasing levels of operating losses for the foreseeable future as it continues its research and development activities, continues its ongoing Phase 1 clinical trials, initiates additional clinical trials, seeks regulatory approval for CLD-423 if clinical development is successful, and invests in its organization, including the additional costs of operating as a public company following the Mergers. Caldera expects its research and development expenses in particular to increase significantly as it advances CLD-423 through Phase 2 clinical development. In addition, if Caldera obtains regulatory approval for CLD-423 or any other product candidate in the future, it will incur significant sales, marketing, manufacturing and distribution expenses in connection with the commercialization of CLD-423 or any other product candidates. Furthermore, upon the completion of the Mergers, Caldera expects to incur additional costs associated with operating as a public company that it did not incur as a private company. Caldera may never succeed in these activities and, even if it does, it may never generate any revenue or revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with developing therapeutic products, Caldera is unable to predict the extent of any future losses or when it will become profitable, if at all. To become and remain profitable, Caldera must succeed in developing, obtaining regulatory approval for, and eventually commercializing products that generate significant revenue, and it is only in the preliminary stages of these activities.

Even if Caldera does become profitable, it may not be able to sustain or increase its profitability on a quarterly or annual basis. In addition, Caldera expects its financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond its control. Accordingly, you should not rely on the results of any quarterly or annual periods as indications of future operating performance. If Caldera fails to become and remain profitable, there may be an adverse effect on the value of Caldera which could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its product candidate pipeline, achieve its strategic objectives or even continue its operations. A decline in the value of Caldera could also cause you to lose all or part of your investment.

Caldera will require additional capital to finance its operations. If Caldera is unable to raise such capital when needed, or on acceptable terms, Caldera may be forced to delay, reduce or eliminate one or more of its research and drug development programs, future commercialization efforts, product development or other operations.

Developing therapeutic product candidates, including conducting nonclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Caldera’s operations have consumed substantial amounts of cash since inception, and Caldera expects its expenses to increase substantially as it advances CLD-423 through later-stage clinical development and, if the candidate obtains regulatory approval, prepares for commercialization. Accordingly, Caldera will need to obtain substantial additional funding in connection with its continuing operations.

Based on Caldera’s current operating plan, it believes its existing cash and cash equivalents as of June 30, 2026, along with the net cash held by Synlogic upon consummation of the Mergers and the proceeds of the Concurrent Financing, will enable Caldera to fund Caldera’s operations into 2029. Caldera has based this estimate on assumptions that may prove to be wrong, and Caldera could use its capital resources sooner than it currently expects. Changes beyond Caldera’s control may occur that would cause it to use its available capital before that time, including changes in and progress of its drug development activities and changes in regulations. See “Caldera Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 275 of this proxy statement/prospectus. Caldera’s future capital requirements will be dependent on many factors, including:

•	the progress, timing and results of nonclinical studies and clinical trials for CLD-423 or other potential or future product candidates;

•	the extent to which Caldera develops, in-licenses, out-licenses or acquires any future product candidates or technologies;

•	the number and development requirements of any future product candidates that Caldera may pursue, and other indications for Caldera’s current product candidate that it may pursue;

•	the costs, timing and outcome of seeking regulatory approvals of Caldera’s current or future product candidates;

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the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Caldera’s current or future product candidates;

•	the costs involved in growing Caldera’s organization to the size needed to allow for the research, development and potential commercialization of its current or future product candidates;

•	the costs associated with commercializing any approved product candidates, including establishing sales, marketing, market access and distribution capabilities;

•	the costs associated with operating as a growing public company that it did not incur as a private company;

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to the extent Caldera pursues strategic collaborations, including collaborations to commercialize CLD-423 or any of its other potential or future product candidates, its ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments it is required to make or are eligible to receive under such collaborations or its current licenses;

•	the costs associated with completing any post-marketing studies or trials requested or required by the U.S. Food and Drug Administration (“FDA”), or other comparable foreign regulatory authorities;

•	the revenue, if any, received from commercial sales of CLD-423 or any of Caldera’s other potential or future product candidates, if any are approved;

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the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Caldera’s intellectual property rights and defending intellectual property-related claims that it may become subject to, including any litigation costs and the outcome of such litigation; and

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims.

Even if the Mergers are successful, Caldera will require additional capital to complete its planned nonclinical studies and clinical trials for its current and other potential or future product candidates to obtain regulatory approval, and Caldera anticipates needing to raise additional capital to complete the development of, and eventually commercialize, its product candidates, if approved. Adequate additional financing may not be available to Caldera on favorable terms, or at all. Caldera’s ability to raise additional funds will be dependent on financial, economic and market conditions, geopolitical issues and other factors, over which Caldera may have limited or no control. In addition, Caldera may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. If adequate funds are not available on commercially acceptable terms when needed, Caldera may be forced to delay, reduce or terminate the development or commercialization, if approved, of all or part of its research programs or product candidates or it may be unable to take advantage of future business opportunities, including pursuing new in-licenses and acquisitions. Furthermore, any additional capital-raising efforts may divert Caldera’s management from their day-to-day activities, which may adversely affect Caldera’s ability to develop and commercialize its current and other product candidates, if approved. Changing circumstances, some of which may be beyond its control, could cause it to consume capital significantly faster than it currently anticipates, and it may need to seek additional funds sooner than planned.

Caldera’s failure to raise capital as and when needed or on acceptable terms could significantly harm its business, financial condition, results of operations and prospects, and Caldera may have to delay, reduce the scope of, suspend or eliminate one or more of its research or drug development programs, nonclinical studies, clinical trials or future commercialization efforts.

Risks Related to Caldera’s Product Development, Regulatory Approval, Commercialization and Manufacturing

Caldera is substantially dependent on the success of CLD-423, its only product candidate. If Caldera is unable to advance CLD-423 through development, obtain regulatory approval and ultimately commercialize it, or experiences significant delays in doing so, Caldera’s business will be materially harmed.

Caldera’s future success is highly dependent on Caldera’s ability to timely complete successful nonclinical studies and clinical trials, obtain regulatory approval for, and then successfully commercialize, its product candidates. Caldera’s only clinical-stage product candidate is CLD-423, which is being evaluated in a Phase 1 clinical trial in healthy adult volunteers in Australia, which commenced in January 2026 and has completed dosing, and in an ongoing Phase 1a healthy volunteer bridging trial in China that is currently dosing participants and being conducted by Qyuns on Caldera’s behalf. Caldera has not yet administered CLD-423 to any patient with inflammatory bowel disease, and has not yet submitted an investigational new drug application (“IND”) to the FDA for CLD-423, although it intends to submit an IND in the fourth quarter of 2026 in support of its planned Phase 2b clinical trial in ulcerative colitis. Caldera currently has no products that are approved for sale in any jurisdiction. Caldera has invested substantially all of its efforts and financial resources in CLD-423, and in conducting nonclinical studies and its ongoing Phase 1 clinical trials. Because CLD-423 is Caldera’s only product candidate, and because Caldera has no other program that could offset a failure of CLD-423, any failure of CLD-423 to advance through development, demonstrate adequate safety or efficacy, to obtain regulatory approval or to achieve commercial acceptance would have a disproportionate and material adverse effect on Caldera’s business, financial condition, results of operations and prospects. There can be no assurance that CLD-423 or any other product candidates Caldera develops will achieve success in their clinical trials or obtain regulatory approval. In the future, Caldera may also become dependent on other product candidates that it may develop or acquire; however, given Caldera’s early stage of development, it may be several years, if at all, before it has demonstrated the safety and efficacy of a treatment sufficient to warrant approval for commercialization.

Caldera’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will be heavily dependent on the successful development and eventual commercialization of its current product candidate, and the development of potential or future product candidates. The success of CLD-423 and other potential or future product candidates will be dependent on several factors, including the following:

•	timely completion of successful current and future nonclinical studies and clinical trials resulting in attractive, competitive target product profiles;

•	clearance of INDs by the FDA or other similar clinical trial applications by comparable foreign regulatory authorities for Caldera’s future clinical trials for Caldera’s pipeline product candidates;

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timely and successful enrollment and completion of clinical trials with favorable results, including in compliance with good clinical practices (“GCPs”) and any additional regulatory requirements from the FDA or comparable foreign regulatory authorities;

•	Caldera’s ability to enroll adequate subjects to allow the results to be generalizable to the U.S. population;

•	the frequency and severity of adverse events in clinical trials;

•	demonstration of safety, purity, and potency, and acceptable risk-benefit profiles of Caldera’s product candidates to the satisfaction of the FDA and comparable foreign regulatory authorities;

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approval of Biologics License Applications (“BLAs”) by the FDA or similar marketing applications by other comparable foreign regulatory authorities, including Caldera’s ability to complete any post-marketing commitments or requirements;

•	raising additional funds necessary to complete clinical development of and commercialize Caldera’s current or future product candidates;

•	obtaining, maintaining, expanding and protecting Caldera’s patent, trade secret and other intellectual property and regulatory exclusivity for Caldera’s current and future product candidates;

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making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Caldera’s current and future product candidates and ensuring a resilient, effective supply chain that produces supply that outpaces demand;

•	developing and implementing marketing and reimbursement strategies, and creating adequate demand forecasts for supply and sales planning;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of Caldera’s products, if approved, whether alone or in collaboration with others;

•	approval of therapeutic products with risk-benefit profiles attractive to physicians, patients, advocates, payors and caregivers;

•	acceptance of Caldera’s products, if approved, by patients, the medical community and third-party payors underpinned by adequate health economic data and a meaningful value proposition;

•	effectively competing with existing and future therapies, including timing of market entry and the authorized labeling of Caldera’s products, if approved, relative to competing products;

•	obtaining and maintaining third-party payor coverage and adequate reimbursement in both public and private payor spaces;

•	obtaining appropriate support from patient advocacy organizations;

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addressing any delays in Caldera’s clinical trials resulting from any major natural disasters, regional and global geopolitical conflicts, supply chain issues, health pandemics or significant political events; and

•	maintaining a continued acceptable safety and efficacy profile of Caldera’s products following approval, if approved.

Many of these factors are beyond Caldera’s control, and it is possible that none of Caldera’s product candidates will ever obtain regulatory approval even if it expends substantial time and resources seeking such approval. If Caldera does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm its business. For example, Caldera’s business could be harmed if results of its ongoing or planned clinical trials of CLD-423 show unexpected adverse events or a lack of efficacy in the indications Caldera intends to treat, do not meet the clinical endpoints or if Caldera experiences other regulatory or developmental issues.

Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier nonclinical studies and clinical trials may not be predictive of future clinical trial results.

CLD-423 is Caldera’s only clinical-stage product candidate and is in Phase 1 clinical development in healthy adult volunteers. The risk of failure is high for early clinical-stage product candidates, and is heightened where, as here, no clinical data are yet available in the patient populations that Caldera intends to treat. It is impossible to predict when or if Caldera’s current product candidate or any future product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidate, Caldera must demonstrate through extensive nonclinical studies and lengthy, complex and expensive clinical trials that Caldera’s product candidates are safe, pure and potent, which includes clinical effectiveness. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the nonclinical study and clinical trial processes. Safety, pharmacokinetic, pharmacodynamic and immunogenicity findings observed in healthy volunteers may differ materially from findings in patients with inflammatory bowel disease, whose disease characteristics and concomitant medications differ from those of healthy volunteers, and Caldera’s Phase 1 trials are not designed to provide any evidence of clinical efficacy. The results of nonclinical studies and early clinical trials of Caldera’s current product candidate or any future product candidates, or a competitor’s product candidate in the same class, may not be predictive of the results of later-stage clinical trials. Interim, topline or preliminary results of a clinical trial are not necessarily indicative of final results. Caldera may be unable to establish benefit on clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or to unfavorable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of Caldera’s future clinical trials will ultimately be successful or support clinical development of Caldera’s current product candidate or any future product candidates.

Additionally, Caldera’s ongoing Phase 1 clinical trials of CLD-423 are randomized, placebo-controlled, blinded trials in healthy adult volunteers, and certain cohorts remain blinded as of the date of this proxy statement/prospectus. Caldera’s planned Phase 2a trial of CLD-423 in Crohn’s disease is expected to use an open-label design, and future clinical trials may also utilize an open-label design. An open-label clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a patient bias where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an investigator bias where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial of Caldera’s product candidate may not be predictive of future clinical trial results when studied in a controlled environment with a placebo or active control.

Additionally, if the results of Caldera’s clinical trials are inconclusive or if there are safety concerns or serious adverse events (“SAEs”) associated with Caldera’s current or future product candidates, Caldera may:

•	be delayed in obtaining regulatory approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired or for a therapeutic product that may have restricted duration expectations or guidance;

•	obtain approval with product labeling that includes significant use or distribution restrictions or safety warnings, such as a boxed warning or multiple contraindications;

•	be required to perform additional clinical trials to support approval or be subject to one or more post-marketing testing requirements;

•	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy (“REMS”);

•	be subject to lawsuits; or

•	experience damage to Caldera’s reputation.

Caldera may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of CLD-423 and/or other potential or future product candidates for many reasons.

Caldera may experience delays in initiating or completing clinical trials. Caldera also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent Caldera’s ability to receive regulatory approval or commercialize Caldera’s current product candidate or any future product candidates, including:

•	reports from clinical testing of other therapies may raise safety or efficacy concerns about Caldera’s current or future product candidates;

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regulatory authorities, institutional review boards (“IRBs”) or ethics committees may not authorize Caldera or Caldera’s investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may halt or suspend an ongoing clinical trial;

•	Caldera may be unable to generate sufficient nonclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

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Caldera may experience delays in reaching or fail to reach agreement on acceptable terms with prospective trial sites and prospective contract research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites may deviate from the trial protocol or drop out of a trial;

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clinical trials of any of Caldera’s product candidates may fail to show adequate safety or efficacy or produce negative or inconclusive results and Caldera may decide, or regulatory authorities may require Caldera, to conduct additional nonclinical studies or clinical trials or Caldera may decide to abandon product development programs;

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the number of subjects required for clinical trials of any product candidates may be larger than Caldera anticipates, enrollment in these clinical trials may be slower than Caldera anticipates or subjects may discontinue their participation in these clinical trials or fail to return for post-treatment follow-up at a higher rate than Caldera anticipates;

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Caldera’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Caldera in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that Caldera add new clinical trial sites or investigators;

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Caldera may elect, or regulatory authorities, IRBs, or ethics committees may require, that Caldera or Caldera’s investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Caldera’s trials are being exposed to unacceptable health risks;

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the cost of clinical trials of Caldera’s current product candidate or any future product candidates may be greater than Caldera anticipates, and Caldera may not have sufficient funds to complete such trials;

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the quality of Caldera’s current or future product candidate or other materials necessary to conduct clinical trials of Caldera’s current or future product candidates may be inadequate to initiate or complete a given clinical trial;

•	Caldera may be unable to manufacture sufficient quantities of Caldera’s current or future product candidates for use in nonclinical studies or clinical trials;

•	Caldera may be unable to meet drug specifications suitable for use in clinical trials and commercial applications;

•	Caldera may receive feedback from regulatory authorities that requires Caldera to modify the design of Caldera’s clinical trials;

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the FDA or other comparable foreign regulatory authorities may require Caldera to submit additional data such as long-term toxicology studies, conduct additional dose optimization or dose-ranging studies, evaluate multiple doses or dosing regimens, or satisfy other requirements before permitting Caldera to initiate a clinical trial, including a pivotal clinical trial; and

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global health crises or regional or global geopolitical conflicts may increase the likelihood that Caldera encounters such difficulties or delays in initiating, enrolling, conducting, or completing Caldera’s ongoing or planned clinical trials.

Caldera could also encounter delays if a clinical trial is suspended or terminated by Caldera, the IRBs overseeing the institutions in which such trials are being conducted, or the FDA or other comparable regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board (“DSMB”) for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including the GCP regulations, or Caldera’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA, comparable foreign regulatory authorities, or IRBs resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Adverse safety findings involving similar product candidates or approved products to Caldera’s product candidates that are developed or commercialized by third parties could likewise result in clinical holds, delays or additional regulatory requirements for Caldera’s current or future product candidates, even where Caldera’s own trials have not raised the same or similar level of concerns. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Caldera’s current product candidate or any future product candidates. Further, the FDA or other comparable foreign regulatory authorities may disagree with Caldera’s clinical trial design and Caldera’s interpretation of data from clinical trials, or may change the perceived requirements for approval even after they have reviewed and commented on the design for Caldera’s clinical trials.

Caldera cannot predict with any certainty the schedule for commencement and completion of future clinical trials. Further, conducting clinical trials in foreign countries, as Caldera is currently doing and may do in the future for Caldera’s current or future product candidates, presents additional risks that may delay completion of Caldera’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. If Caldera is required to conduct additional clinical trials or other testing of Caldera’s current or future product candidates beyond those that Caldera currently contemplates, if Caldera is unable to successfully complete clinical trials of Caldera’s current or future product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Caldera may incur unplanned costs, or be delayed in seeking and obtaining regulatory approval. Additionally, if Caldera receives no such approval at all, or receives more limited or restrictive regulatory approval than anticipated, becomes subject to additional post-marketing testing requirements, or has the product removed from the market after obtaining regulatory approval, Caldera could incur significant costs and limitations which may adversely affect Caldera’s financial condition and operating results.

Also, delays in obtaining regulatory approval may increase commercialization costs if the competitive environment becomes more intense prior to market entry. Caldera does not know whether any of Caldera’s future nonclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Moreover, principal investigators for Caldera’s clinical trials may serve as scientific advisors or consultants to Caldera from time to time and receive compensation in connection with such services. Under certain circumstances, Caldera may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Caldera and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study results. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Caldera’s marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of Caldera’s product candidates.

Caldera may make manufacturing changes to Caldera’s product candidates, in which case Caldera may need to conduct additional nonclinical studies or clinical trials to bridge Caldera’s modified product candidates to earlier versions. If Caldera experiences delays in the commencement or completion of Caldera’s clinical trials, or if Caldera terminates a clinical trial prior to completion, the commercial prospects of Caldera’s current or any future product candidates could be negatively impacted, and Caldera’s ability to generate revenues from Caldera’s current or future product candidates may be delayed or eliminated entirely.

CLD-423 is a bispecific antibody with a novel monovalent format that has limited clinical and regulatory precedent, and adverse developments affecting the anti-TL1A or anti-IL-23 antibody class, or bispecific antibodies generally, could delay, limit or prevent the development and approval of CLD-423.

CLD-423, Caldera’s lead and only clinical-stage product candidate, is a bispecific antibody targeting IL-23p19 and TL1A that is exclusively in-licensed on a worldwide basis from Qyuns. The anti-TL1A antibody class has experienced high immunogenicity rates in Phase 1 healthy volunteer studies, with published data from competing programs showing substantial rates of anti-drug antibody (“ADA”) positivity for bivalent TL1A-

targeting antibodies. Although CLD-423’s design, including its monovalent engagement of TL1A and the optimization of its sequence and product quality attributes, is intended to reduce format- and target-based immunogenicity, and interim clinical data have shown a favorable ADA profile to date, there can be no assurance that immunogenicity will not emerge as a clinically meaningful issue with repeat dosing, in larger or longer-duration studies, or in patient populations with inflammatory bowel disease. Adverse immunogenicity findings in competing anti-TL1A programs could also increase regulatory scrutiny of the entire class, including CLD-423, and may result in additional testing requirements, more restrictive labeling, or delays in regulatory approval. In addition, several large pharmaceutical companies are developing or have advanced anti-TL1A antibodies and IL-23/TL1A-targeting agents into late-stage clinical trials for inflammatory bowel disease, and any adverse safety signal, clinical failure, or regulatory action affecting a competing program targeting TL1A or IL-23 could negatively affect the perception of CLD-423 among regulators, investigators, and patients, and could delay or limit Caldera’s clinical development or regulatory pathway.

While bispecific antibodies have been approved for certain indications, the specific monovalent format and targets used in CLD-423 have limited clinical and regulatory precedent, and the FDA and comparable foreign regulatory authorities have limited experience reviewing bispecific antibodies targeting this combination of targets for inflammatory bowel disease. As a result, the regulatory pathway for CLD-423 may be longer, more uncertain, more complex or more costly than for therapies based on more established formats or single-target approaches, and regulators may apply novel or evolving standards or require additional nonclinical or clinical data. CLD-423’s format may also present development and manufacturing challenges and may be associated with unexpected safety, efficacy, pharmacokinetic or immunogenicity findings that are not yet fully understood.

In addition, Caldera’s expectation that CLD-423 may be administered subcutaneously as infrequently as once every eight or twelve weeks in maintenance is based on pharmacokinetic data from non-human primates and from healthy adult volunteers in its ongoing Phase 1 trial in Australia. Pharmacokinetic parameters observed in healthy volunteers and in animals may not be reproduced in patients with inflammatory bowel disease, in whom drug clearance may differ. If the half-life, bioavailability or exposure of CLD-423 in the target patient population is materially less favorable than observed to date, Caldera may be required to administer CLD-423 more frequently or at higher doses than anticipated, which could increase manufacturing requirements and cost of goods, reduce any competitive advantage relative to existing and other investigational therapies, and adversely affect the commercial potential of CLD-423 if approved.

Caldera relies, and expects to continue to rely, on third parties to conduct its discovery, nonclinical studies, and clinical trials, and if these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, Caldera’s development programs may be delayed or subject to increased costs or Caldera may be unable to obtain marketing authorization for its current or future product candidates, each of which may have an adverse effect on Caldera’s business, financial condition, results of operations and prospects.

Caldera does not independently conduct all aspects of its discovery, nonclinical studies, and clinical trials. It relies, and expects to continue to rely, on third parties such as CROs, consultants, clinical investigators, clinical trial sites, collaborators and other independent contractors to conduct, supervise or monitor its nonclinical studies and clinical trials. The timing of the initiation and completion of these activities will therefore be partially controlled by such third parties and may result in delays to Caldera’s development programs. Specifically, Caldera expects CROs, independent clinical investigators and consultants to play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. However, these third parties are not Caldera’s employees, may have competing priorities and commitments to other entities, and may not devote sufficient time or resources to Caldera’s programs or meet expected deadlines. In addition, Caldera has less control over the timing, quality and other aspects of discovery, nonclinical studies, and clinical trials than it would if it were to conduct these activities on its own. Nevertheless, Caldera is responsible for ensuring that these third parties comply with GCP and Good Laboratory Practice (“GLP”) requirements and other applicable regulations, and if they fail to do so, or fail to conduct a study or trial in accordance with the applicable protocol, or fail to be diligent, careful or timely, the data generated may be deemed unreliable and Caldera may be required to repeat, extend or delay its studies or trials or conduct additional ones. Caldera cannot make any assurances that, upon inspection, the FDA will determine that its nonclinical studies comply with GLPs or its clinical trials comply with GCPs. Caldera’s failure or the failure of third parties on whom Caldera relies to comply with these regulations may require Caldera to repeat nonclinical studies or stop and/or repeat clinical trials, which would delay the marketing authorization process or prevent marketing authorization.

There is no guarantee that any such CROs, clinical trial investigators, clinical trial sites or other third parties on which Caldera relies will devote adequate time and resources to Caldera’s development activities or perform as contractually required. In addition, these third parties may be subject to macroeconomic conditions, such as staffing shortages and supply chain or inflationary pressures that limit their ability to achieve anticipated timelines or result in a greater cost to Caldera. Caldera has relied on non-human primate studies to characterize the pharmacokinetics of CLD-423 and to support extrapolation of dosing intervals to humans, and Caldera is aware of recurrent shortages in the supply of non-human primates available for nonclinical studies. If Caldera is required to conduct additional non-human primate toxicology or pharmacokinetic studies, whether to support later-stage development of CLD-423 or to advance new product development programs, it could experience longer development times, increased costs or difficulty completing necessary research.

Furthermore, these third parties may also have relationships with other entities, some of which may be Caldera’s competitors, for whom they may also be conducting clinical trials or other therapeutic candidate development activities that could harm Caldera’s competitive position.

If any of these third parties terminate their engagement with Caldera, perform inadequately, experience their own regulatory, financial or operational difficulties, or fail to meet applicable standards, Caldera’s business could be adversely affected, research and development programs may be delayed or impaired, its costs may increase, and its ability to obtain regulatory approval for and to commercialize its product candidates may be impaired.

From time to time, Caldera may support investigator-initiated or investigator-sponsored clinical trials of its product candidates that are conducted by third-party investigators or institutions over whose design, conduct, data collection and regulatory compliance Caldera has limited control. Adverse events, protocol deviations, non-compliance with applicable regulatory requirements or unfavorable or inconsistent results arising in any such trial could delay, limit or otherwise harm the clinical development or regulatory approval of Caldera’s current or future product candidates, even though Caldera would not control these trials. Caldera may also have obligations to collect, evaluate and report to the FDA or comparable foreign regulatory authorities safety information arising from any such third-party trials. Serious adverse events or other safety findings in any such trial could be attributed to Caldera’s product candidates, could result in a clinical hold or other regulatory action affecting Caldera’s own clinical trials, and could harm the reputation of, or market perception regarding, the affected product candidate.

If Caldera experiences delays or difficulties in the enrollment of patients in clinical trials, Caldera’s receipt of necessary regulatory approvals could be delayed or prevented.

Patient enrollment, a significant factor in the timing and completion of clinical trials, is affected by many factors including the size and nature of the patient population, the number and location of enrolling clinical sites engaged by Caldera, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the inability to obtain and maintain patient consents, the risk that enrolled participants will drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics, including those being developed by Caldera’s competitors, that may be approved for the indications being investigated by Caldera, and patients’ inability to complete treatment due to illness or other events. Clinical trials in IBD are highly competitive, with numerous ongoing trials for anti-TL1A antibodies, anti-IL-23 antibodies, and other therapies. Clinical sites participating in Caldera-sponsored clinical trials will need to screen and identify patients meeting specific eligibility criteria, and it may be difficult to identify and enroll a sufficient number of eligible patients in a timely manner. In addition, some of Caldera’s competitors currently have ongoing clinical trials for product candidates that target the same patient populations as CLD-423, and patients who would otherwise be eligible for Caldera’s clinical trials may instead enroll in clinical trials of Caldera’s competitors’ product candidates.

Additionally, Caldera could encounter delays if treating physicians face unresolved ethical issues associated with enrolling patients in current or planned clinical trials of Caldera’s current or any future product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.

Caldera may not be able to initiate or continue its ongoing or planned clinical trials for its current or future product candidates if it is unable to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. Caldera cannot be certain (i) how many patients will meet its criteria for inclusion in its clinical trials, (ii) that the number of patients enrolled in each program will suffice for marketing authorization or (iii) whether the indication targeted will be included in the approved product labeling. If Caldera’s strategies for patient identification and enrollment prove unsuccessful, it may have difficulty enrolling or maintaining patients appropriate for Caldera’s product candidates. Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	the incidence and prevalence of Caldera’s target indications;

•	Caldera’s ability to recruit clinical trial investigators of appropriate competencies and experience;

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clinicians’ and patients’ awareness of, and perceptions as to, the potential advantages and risks of Caldera’s product candidates in relation to other available therapies, including any new products that may be approved for the indications it is investigating;

•	the availability, expertise, dedication and selection of CROs to manage operations related to clinical trial enrollment;

•	competing studies or trials with similar eligibility criteria;

•	invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;

•	availability, safety, and efficacy of approved medications for the disease under investigation;

•	eligibility criteria defined in the protocol for the trial in question;

•	the size and nature of the patient population required for analysis of the trial’s primary endpoints;

•	efforts to facilitate timely enrollment in clinical trials;

•	whether Caldera is subject to a partial or full clinical hold on any of its clinical trials;

•	the willingness of physicians or patient advocacy organizations to encourage patient participation in clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	Caldera’s ability to obtain and maintain patient consents; and

•	proximity and availability of clinical trial sites for prospective patients.

If Caldera is unable to enroll a sufficient number of patients for its clinical trials, it would result in significant delays or might require Caldera to abandon one or more clinical trials altogether. Even if Caldera is able to enroll a sufficient number of patients for its clinical trials, it may have difficulty retaining patients in its clinical trials. For example, if patients are receiving placebo in a clinical trial, those patients may perceive that they are not receiving the product candidate being tested, and they may decide to withdraw from that clinical trial to pursue alternative therapies rather than continue the trial. Enrollment delays in Caldera’s clinical trials may result in increased development costs for CLD-423, or other potential or future product candidates, slow down or halt Caldera’s product candidate development and approval process and jeopardize its ability to seek and obtain the regulatory approval required to commence product sales and to generate revenue, if needed.

Adverse side effects or other safety risks associated with CLD-423 or other potential or future product candidates Caldera may develop could delay or preclude approval, cause Caldera to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved product, or result in significant negative consequences following regulatory approval, if any.

There may be treatment-related SAEs or unexpected serious adverse reactions suspected to be associated with the use of CLD-423 or other potential or future product candidates. Caldera’s clinical trials may reveal significant adverse events not seen in its nonclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of CLD-423 or other current or future product candidates. Undesirable or clinically unmanageable side effects observed in Caldera’s clinical trials for its product candidates or of a competitor developing similar product candidates could occur and cause it or regulatory authorities to interrupt, delay or halt Caldera’s clinical trials and could result in more restrictive labeling than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If additional adverse events, SAEs or other side effects are observed in any of Caldera’s or its competitor’s clinical trials that are atypical of, or more severe than, the known side effects of the respective class of agents that each of Caldera’s product candidates is a part of, or other products in development for the same indications, or the current standard of care, Caldera may have difficulty recruiting participants to its clinical trials, participants may drop out of its trials, or Caldera may be required to abandon those trials or its development efforts of one or more product candidates altogether. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of Caldera’s product candidates or those of its competitors may only be uncovered with a significantly larger number of patients exposed to the drug. Undesirable or clinically unmanageable side effects observed in Caldera’s clinical trials could also occur following discontinuation of CLD-423, or other product candidates with sufficient recovery periods, and Caldera will need to monitor the severity and duration of side effects in its clinical trials. If such effects are more severe, less reversible than Caldera expects or not reversible at all, it may decide or be required to perform additional studies or to halt or delay further clinical or nonclinical development of CLD-423, as applicable, or other product candidates, which could result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Adverse events and SAEs that emerge during clinical investigation of or treatment with CLD-423 or other product candidates may be deemed to be related to Caldera’s product candidates. Moreover, if Caldera’s product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, Caldera may elect to abandon or limit its development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for Caldera’s product candidates, if approved. This may require longer and more extensive clinical development, or regulatory authorities may increase the amount of data and information required to approve, market or maintain approval for CLD-423 or future product candidates and could result in warnings and precautions in Caldera’s product labeling or a restrictive REMS or other form of risk management program. This may also result in an inability to obtain approval of CLD-423 or future product candidates. Caldera, the FDA or other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude a product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of such approved product due to its safety or tolerability versus other therapies. Further, it is possible that, as Caldera tests its product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of its drug candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Any of these developments could materially harm Caldera’s business, financial condition, results of operations and prospects.

CLD-423 has been generally well tolerated in the single ascending dose cohorts of Caldera’s ongoing Phase 1 healthy volunteer trial in Australia for which unblinded data are available, with no dose-limiting toxicities, no SAEs, no deaths and no Grade 3 or higher treatment-emergent adverse events reported as of the May 2026 data cut-off for the interim analysis. However, Caldera’s safety database is small, exposure has been limited in duration, and certain cohorts remain blinded, so the safety and tolerability profile of CLD-423 observed to date may not be representative of the profile that emerges with repeat dosing, at higher doses, over longer durations, or in patients with inflammatory bowel disease who may be receiving concomitant immunosuppressive therapy. Additional or more severe adverse events may be observed as Caldera enrolls additional participants and advances into patient trials, and the complete data from Caldera’s Phase 1 clinical trials, when available, may be materially less favorable than the interim data described in this proxy statement/prospectus.

Preliminary, topline or interim data from Caldera’s clinical trials that it announces or publishes from time to time may change as more patient data become available and/or are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Caldera may publicly disclose preliminary, topline or interim data from its clinical trials, such as preliminary, topline or interim data analysis from its ongoing Phase 1 clinical trials for CLD-423. These data and related findings and conclusions may only reflect certain endpoints rather than all endpoints and are subject to change. Caldera also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that Caldera reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Preliminary or topline data also remain subject to review and verification procedures that may result in the final data being materially different from the preliminary or topline data Caldera previously published. As a result, preliminary and topline data should be viewed with caution until the final data are available. In addition, Caldera may report preliminary data or interim analyses of the clinical trials it may conduct and complete, which are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary or interim data and final data could significantly harm Caldera’s business and prospects.

Further, the information Caldera chooses to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what Caldera determines is the material or otherwise appropriate information to include in its disclosure, and any information Caldera determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or its business. If the preliminary, topline or interim data that Caldera reports differ from later, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Caldera’s ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm its business, financial condition, results of operations and prospects.

Caldera has limited financial and managerial resources and may allocate those resources to product candidates or indications that prove less valuable than others it might have pursued, and it may be unable to in-license or acquire additional product candidates on acceptable terms.

Caldera may expend its limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success. Because Caldera has limited financial and managerial resources, it focuses its development efforts on certain selected product candidates in certain selected indications. As a result, Caldera may forgo or delay pursuit of opportunities with other potential or future product candidates, or other indications for its current or any future product candidates that later prove to have greater commercial potential. Caldera’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Caldera’s spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If Caldera does not accurately evaluate the commercial potential or target market for a particular product candidate, Caldera may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate. In addition, Caldera intends to expand its pipeline principally by in-licensing or acquiring product candidates developed by third parties rather than through internal discovery, and it faces significant competition for those opportunities from companies with substantially greater financial resources. Caldera may be unable to identify or complete additional in-licensing or acquisition transactions on acceptable terms, or at all, and any product candidates it does acquire may not perform as expected.

Caldera is conducting, and may in the future conduct, clinical trials of CLD-423 outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. Conducting clinical trials in certain foreign jurisdictions also exposes Caldera to additional political, regulatory and geopolitical risks.

Caldera is conducting, and expects to continue to conduct, clinical trials of CLD-423 outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. Caldera’s ongoing Phase 1 healthy volunteer studies of CLD-423 are being conducted in Australia and China. Caldera’s ongoing Phase 1a healthy volunteer bridging study in China is currently dosing participants and is being conducted in cooperation with Qyuns, and Caldera’s planned Phase 2a Crohn’s disease trial is expected to be conducted in China. Caldera has not yet conducted any clinical trial in the United States. The acceptance of data from clinical trials conducted outside the United States by the FDA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data from a foreign clinical trial not conducted under an IND as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an on-site inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Conducting clinical trials outside the United States also exposes Caldera to additional risks, including risks associated with foreign exchange fluctuations, compliance with foreign manufacturing, customs, shipment and storage requirements, and cultural differences in medical practice and clinical research, and diminished protection of intellectual property in some countries.

There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. For example, for FDA acceptance, Caldera will have to demonstrate that the foreign data are applicable to the U.S. population and U.S. medical practice. The current Congress is also conducting certain investigations and is considering certain proposals that could limit the use of clinical trial sites in China or impact FDA’s ability to accept data originating in China in review of an IND or BLA, if enacted. If the FDA or other comparable foreign regulatory authorities do not accept such data, either now or in the future, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that Caldera may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

Caldera’s clinical development activities are also concentrated in a small number of foreign jurisdictions, which exposes Caldera to jurisdiction-specific risks. Caldera’s ongoing Phase 1a healthy volunteer bridging trial is currently dosing participants, and its planned Phase 2a Crohn’s disease trial is expected to be conducted, in China by Qyuns, Caldera’s licensor, and Caldera’s current Phase 1 and planned Phase 2 drug substance and drug product are manufactured in China. Changes in U.S. or Chinese law or policy, including export controls, sanctions, tariffs, restrictions on the transfer of clinical or genetic data outside of China, restrictions on U.S. companies’ use of China-based biotechnology service providers, or a deterioration in relations between the United States and China, could delay or prevent the conduct of those trials, restrict Caldera’s access to the resulting data, increase costs or require Caldera to identify alternative sites, investigators or manufacturers. In addition, if Caldera or its clinical research organizations select clinical trial sites in regions affected by armed conflict, political instability, public health emergencies or economic disruption, Caldera could experience delays in site activation and patient enrollment, interruptions in drug supply, loss of or inability to monitor trial data, questions regarding data integrity or compliance with good clinical practices, and exposure to sanctions and export control requirements, any of which could delay or compromise the trial and require Caldera to repeat or supplement the affected work.

If, in the future, Caldera is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product it may develop, Caldera may not be successful in commercializing those products if they are approved.

Caldera does not have a sales or marketing infrastructure and has no experience in the sales, marketing or distribution of any therapeutic products. To achieve commercial success for any approved product, Caldera must either develop a sales and marketing organization or outsource these functions to third parties. In the future and if any of Caldera’s product candidates are approved, it may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with collaborators for some of Caldera’s current or future product candidates.

There are risks involved with both establishing Caldera’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, factors that may inhibit Caldera’s efforts to commercialize any approved product candidates include:

•	the inability to recruit and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of decision makers of the utility of future approved product candidates;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	the inability to price any of Caldera’s current or future product candidates at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute Caldera’s current or future product candidates, if approved, to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put Caldera at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If the commercial launch of a product candidate, if approved, for which Caldera recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, Caldera would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Caldera’s investment would be lost if Caldera cannot retain or reposition its commercialization personnel.

If Caldera were to enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, Caldera’s sales revenue or the profitability of sales revenue may be lower than if Caldera were to do so itself. In addition, Caldera may not be successful in entering into arrangements with third parties to commercialize its product candidates or may be unable to do so on terms that are favorable to it. Caldera may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Caldera’s product candidates effectively. If Caldera does not establish commercialization capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates, if approved.

Caldera’s current or future product candidates, if approved, may not achieve adequate market acceptance among physicians, patients or their families, healthcare payors and others in the medical community necessary for commercial success.

Even if Caldera’s current or future product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients or their families, third-party payors and others in the medical community. The degree of market acceptance of any of Caldera’s approved product candidates will be dependent on a number of factors, including:

•	the efficacy, durability and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the approved product as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of products in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the potential and perceived advantages of Caldera’s future approved products over alternative treatments;

•	the cost of treatment in relation to alternative treatments and the cost/benefit ratios of each;

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the availability of coverage and adequate reimbursement by third-party payors, including government authorities, and timing of relevant formulary decision-making resulting in this coverage and reimbursement;

•	relative convenience and ease of administration in relation to competition;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales, marketing efforts and market access;

•	publicity relating to Caldera’s future products or those of Caldera’s competitors;

•	potential product liability claims; and

•	the approval of new therapies for the same indications.

If any of Caldera’s current or future product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, it may not generate or derive sufficient revenue from that product candidate and its financial results could be negatively impacted. Caldera’s efforts to educate the medical community and third-party payors regarding the benefits of its products may require significant resources and may never be successful.

If Caldera’s product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and Caldera’s business will be harmed.

Caldera has estimated, and may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones have and may include Caldera’s expectations regarding the commencement or completion of nonclinical studies and clinical trials, data readouts, the submission of regulatory filings, the receipt of marketing approval or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of Caldera’s control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from Caldera’s estimates. If Caldera or its collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, its credibility may be undermined and its business and results of operations may be harmed.

Even if Caldera completes the necessary nonclinical studies and clinical trials, Caldera cannot predict when, or if, Caldera will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than Caldera seeks.

Prior to commercialization, Caldera’s product candidates must be approved by the FDA pursuant to a BLA in the United States and pursuant to similar marketing applications by comparable foreign regulatory authorities. The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent Caldera from commercializing the product candidate. Caldera has not received approval to market Caldera’s current product candidate from regulatory authorities in any jurisdiction. Caldera has no experience in submitting and supporting the applications necessary to gain marketing approvals, and, in the event regulatory authorities indicate that Caldera may submit such applications, Caldera may be unable to do so as quickly and efficiently as desired. Securing marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Caldera’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics in the target patient population that may preclude Caldera’s obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the approval process and may refuse to accept or file any application or may decide that Caldera’s data are insufficient for approval and require additional nonclinical clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.

Approval of Caldera’s current or future product candidates may be delayed or refused for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Caldera’s clinical trials;

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Caldera may be unable to demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, that Caldera’s product candidates are safe and effective for any of their proposed indications;

•	the populations studied in clinical trials may not be sufficiently broad or representative to assure efficacy and safety in the populations for which Caldera seeks approval;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Caldera may be unable to demonstrate that Caldera’s product candidates’ benefits outweigh their safety risks; or

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the data collected from clinical trials of Caldera’s product candidates may not be sufficient to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere.

Even if Caldera’s product candidates meet their pre-specified safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner and may not consider such clinical trial results sufficient to grant, or Caldera may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, Caldera may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings, contraindications or a REMS or other form of risk management program. These regulatory authorities may also grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of Caldera’s product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for Caldera’s current or future product candidates and adversely affect Caldera’s business, financial condition, results of operations and prospects.

Adverse events in the therapeutic fields being pursued by Caldera, including immunology and gastroenterology, or in the biopharmaceutical and biotechnology industries, could damage public perception of Caldera’s current or future product candidates and negatively affect Caldera’s business.

Adverse events in clinical trials of CLD-423, or in post-marketing activities, or in clinical trials of others developing similar products or approved therapies with similar targets or formats to CLD-423, and the resulting publicity, as well as any other adverse events that may occur in the future in the immunology and inflammation field, could result in a decrease in demand for any product that Caldera may develop and receive regulatory approval to market. If public perception is influenced by claims that the use of therapies targeting TL1A or IL-23, or other targets of Caldera’s future product candidates, or biologics generally, is unsafe, whether related to Caldera’s therapy or those of its competitors, CLD-423 or Caldera’s future product candidates, if approved, may not be accepted by the general public or the medical community.

Future adverse events in any of the therapeutic fields or modalities being pursued by Caldera or the biopharmaceutical and biotechnology industries could also result in greater government regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of Caldera’s products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for Caldera’s current or future product candidates.

Moreover, because CLD-423 represents a novel dual-targeting approach that departs from currently approved single-target therapies for inflammatory bowel disease, potential patients and their physicians may be inclined to use established approved therapies, including anti-TNF agents, anti-integrins, JAK inhibitors, S1P receptor modulators, and single-target anti-IL-23 or anti-TL1A antibodies, rather than participate in clinical trials for CLD-423 or adopt CLD-423 as a treatment option, if approved. Any reluctance by physicians or patients to adopt CLD-423, even if approved, could limit Caldera’s ability to generate revenue and achieve profitability.

Caldera’s future growth may be dependent, in part, on its ability to operate in foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties.

Caldera’s future growth may be dependent, in part, on its ability to develop and commercialize CLD-423, if approved, and other potential or future product candidates in foreign markets for which it may rely on collaboration with third parties. Caldera is not permitted to market or promote CLD-423 or other product candidates before it receives regulatory approval from the applicable regulatory authority in that foreign market and may never receive such regulatory approval for CLD-423 or other product candidates. To obtain separate regulatory approval in many other countries, Caldera must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, manufacturing, clinical trials and commercial sales, pricing and distribution of CLD-423 or other product candidates, and it cannot predict success in these jurisdictions. If Caldera fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, its target market will be reduced and its ability to realize the full market potential of CLD-423 or other product candidates will be harmed and its business will be adversely affected. Caldera may not obtain foreign regulatory approvals on a timely basis, if at all. Its failure to obtain approval of any of CLD-423 or other product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and its business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, even if Caldera obtains approval of CLD-423 or other product candidates and ultimately commercializes CLD-423 or other product candidates in foreign markets, it would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

The manufacture of biological drugs is complex, and Caldera’s third-party manufacturers may encounter difficulties in production. If any of Caldera’s third-party manufacturers encounter such difficulties, Caldera’s ability to provide supply of Caldera’s current or future product candidates for clinical trials, Caldera’s ability to obtain marketing approval, or Caldera’s ability to provide supply of Caldera’s product candidates for patients, if approved, could be delayed or stopped.

Caldera does not own or operate facilities for the manufacture of its product candidates and instead relies, and expects to continue to rely, on third-party manufacturers and supply partners to manufacture its current and future product candidates and the components thereof. The timing of the initiation and completion of these activities will therefore be partially controlled by such third parties and may result in delays to Caldera’s development programs. However, these third parties are not Caldera’s employees, may have competing priorities and commitments to other entities, and may not devote sufficient time or resources to Caldera’s programs or meet expected deadlines. Caldera has less control over the timing, quality and other aspects of manufacturing than it would if it were to conduct these activities on its own. Caldera intends to establish manufacturing relationships with a limited number of suppliers to manufacture raw materials, the drug substance and finished product of any product candidate for which Caldera is responsible for nonclinical or clinical development. As part of any marketing approval, the FDA (or comparable regulatory authorities outside of the United States) must approve the manufacturing processes identified in the application and determine that the manufacturer has an acceptable compliance status. If supply from a vendor identified in the approved application is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through appropriate regulatory filings which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in Caldera’s desired clinical and commercial timelines.

The process of manufacturing biological drugs is complex, highly regulated and subject to multiple risks. Manufacturing drugs is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at the facilities of Caldera’s manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Caldera’s business. Moreover, if the FDA determines that Caldera’s contract development and manufacturing organizations (“CDMOs”) are not in compliance with applicable laws and FDA regulations, including those governing current Good Manufacturing Practice requirements (“cGMPs”), the FDA may deny BLA approval until the deficiencies are corrected or Caldera replaces the manufacturer in Caldera’s BLA with a manufacturer that is in compliance. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, Caldera’s CDMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although Caldera does not have day-to-day control over the operations of its CDMOs, it is responsible for ensuring compliance with applicable laws and regulations, including cGMPs, with respect to its drug products.

In addition, Caldera currently relies on third parties located in China for its contract manufacturing, and has historically used China-based third-party manufacturers and service providers for development and manufacturing services. Caldera intends to move its supply chain outside of China for Phase 2 supply chain redundance, Phase 3 clinical development, and commercialization, but that transfer has not been completed. For any activities conducted in China, Caldera is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or legislation enacted or proposed by the U.S. government, which could restrict or even prohibit Caldera’s ability to work with such entities, thereby potentially disrupting the supply of material to Caldera. For example, the BIOSECURE Act, which was signed into law in December 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, prohibits U.S. federal agencies from entering into or renewing any contract, loan, or grant with any entity that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” to perform that contract. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from “biotechnology companies of concern” in the performance of any federal prime contract or subcontract. The Office of Management and Budget (“OMB”) of the U.S. Government will issue a list of “biotechnology companies of concern,” which will include certain companies that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, other entities which the U.S. Government has deemed as such pursuant to a separate designation process, and certain subsidiary, parent, and successor entities of the foregoing. If Qyuns, Jiangsu Cellularforce Biopharma Co. Ltd., or any other China-based counterparty of Caldera were designated as a “biotechnology company of concern,” or if the scope of these restrictions were expanded, Caldera may be restricted in its ability to continue working with such companies to the extent Caldera would contract with, or otherwise receive funding from, the U.S. government, and Caldera could be required to accelerate its planned technology transfer or to qualify alternative suppliers. While Caldera believes it will be able to identify and contract with alternative CDMOs, Caldera cannot guarantee that alternative CDMOs with the necessary capabilities and capacity would be available on a timeline that would not materially delay the development of CLD-423, and cannot predict the terms of any such alternative arrangement nor what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by China or the other countries in retaliation. Actions taken by Chinese authorities affecting the transfer of intellectual property, biological materials, clinical data or personal information out of China could have similar effects. In addition, any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, new legislation or regulations, renegotiation of existing trade agreements, or any retaliatory trade actions due to recent or future trade tension, may impede, delay, limit, or increase the cost of manufacturing CLD-423. Such events could result in Caldera’s clinical or commercial supply of drug, packaging and other services being interrupted or limited, which would have an adverse effect on Caldera’s business, financial condition, results of operations and prospects.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility or validation, stability issues, compliance with cGMPs, product quality, product comparability, mitigating potential sources of contamination, lot consistency and timely availability of raw materials. Even if Caldera obtains regulatory approval for any of Caldera’s product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If Caldera’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on Caldera’s business, financial condition, results of operations and prospects.

Caldera relies on a limited number of manufacturers for CLD-423 and has identified single-source suppliers for various steps of manufacture. In particular, Caldera currently obtains its Phase 1 and planned Phase 2 drug substance and drug product from a CDMO located in China that is a wholly owned subsidiary of Qyuns, Caldera’s licensor, and Caldera also engages other China-based service providers for development and analytical work. Caldera intends to complete a technology transfer to a contract development and manufacturing organization located outside of China for Phase 3 clinical development and commercial supply, but that transfer has not been completed and may be delayed, may require additional comparability or bridging studies, and may result in supply interruptions, increased costs, or product quality or specification differences. This reliance on a limited number of manufacturers, the concentration of manufacturing in a single jurisdiction, the affiliation between Caldera’s sole current manufacturer and Caldera’s licensor, the complexity of biologics manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of CLD-423, cause Caldera to incur higher costs and prevent Caldera from commercializing CLD-423 successfully. Furthermore, if Caldera’s suppliers fail to deliver the required clinical or commercial quantities of materials on a timely basis and at commercially reasonable prices, and Caldera is unable to secure one or more replacement suppliers capable of production in a timely manner at a substantially equivalent cost, Caldera’s clinical trials may be delayed or Caldera could lose potential revenue.

Caldera may also be unable to transfer its manufacturing processes to additional third-party manufacturers successfully, or to scale those processes for later-stage clinical or commercial production. Technology transfer is complex and may require significant process development, equipment qualification, analytical method transfer, process validation and regulatory activities. Differences among manufacturing facilities, equipment, raw materials, personnel or processes could result in manufacturing failures, delays, product quality or specification issues, or an inability to demonstrate comparability between product manufactured at different facilities. Because Caldera’s current drug substance and drug product are manufactured by a single contract development and manufacturing organization affiliated with its licensor, a transfer to an unaffiliated manufacturer outside of China may present heightened execution risk. If Caldera or its third-party manufacturers are unable to complete technology transfer successfully or on Caldera’s anticipated timelines, Caldera could experience delays in its clinical trials, regulatory approval or commercialization, interruptions in product supply, increased costs, or the need to repeat manufacturing, validation, comparability or other studies.

Caldera may not be successful in finding strategic collaborators for development of existing or future product candidates or successfully commercializing or competing in the market for certain indications.

In the future, Caldera may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of existing and future product candidates. It faces significant competition in seeking appropriate collaborators. Whether Caldera reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that may result in a reduced number of potential future collaborators.

Caldera may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Caldera is unable to do so, it may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Caldera elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to Caldera on acceptable terms or at all. If it does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

The success of any potential collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of such collaboration arrangements. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Caldera financially and could harm its business reputation.

Risks Related to Government Regulation

The regulatory approval process is highly uncertain, and Caldera may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize Caldera’s current product candidates and any future product candidates. Even if Caldera believes its current, or planned, clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

Caldera’s current and any future product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous nonclinical testing and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new biopharmaceutical product can be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates Caldera may develop will obtain the regulatory approvals necessary for it to begin marketing and selling them.

While Caldera has Phase 1clinical trials currently ongoing, it has limited experience as a company in conducting and managing clinical trials and has no experience completing the later-stage clinical trials necessary to obtain regulatory approvals, including approval by the FDA, or obtaining marketing approval for any product candidate. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending on the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating Caldera require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis Caldera performs of data from nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Caldera may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is not possible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of nonclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and study of Caldera’s current or other future product candidates.

Further, the FDA and other comparable foreign regulatory authorities may respond to any IND or BLA (and their foreign equivalents) that Caldera may submit by defining requirements that Caldera does not anticipate. Such responses could delay clinical development of Caldera’s current or any future product candidates.

In addition, the approval policies or regulations of the FDA and other comparable regulatory authorities in other jurisdictions may change in a manner rendering Caldera’s clinical, nonclinical, or manufacturing data insufficient for approval. Any delay or failure in obtaining required approvals could have a material and adverse effect on Caldera’s ability to generate revenues from the particular product candidate for which it is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which Caldera may market the product or on the labeling or other restrictions.

Caldera is also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain foreign approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain United States or foreign regulatory approval for a product candidate could have a material and adverse effect on Caldera’s business, financial condition, results of operations and prospects.

From time to time during the development and regulatory approval process for Caldera’s product candidates, Caldera engages in discussions with the FDA and other regulatory authorities regarding its development programs, including discussions about the regulatory requirements for approval. Sometimes different regulatory authorities provide different or conflicting advice. While Caldera will attempt to harmonize the advice it receives from multiple regulatory authorities, it is not always practical to do so. Also, Caldera may choose not to harmonize conflicting advice when harmonization would significantly delay clinical trial data or when it believes it is otherwise inappropriate. In addition, regulatory authorities may change their views on aspects of the clinical programs, including study designs, or the ability of the studies as designed to support approval of a product. If Caldera is unable to effectively and efficiently resolve and comply with the inquiries and requests of the FDA and other regulatory authorities, the approval of its product candidates may be delayed or denied, and their value may be reduced.

The designation of any of Caldera’s product candidates for an expedited program by the FDA or any comparable foreign regulatory authority, even if granted, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that Caldera’s product candidates will receive regulatory approval.

Where an expedited program is available in a particular country, Caldera may seek to utilize such program for some or all of Caldera’s product candidates. For example, various regulatory programs in the United States, such as Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation, are designed to expedite the development and review of therapies to treat certain diseases. Caldera may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of its product candidates for the treatment of certain indications, as applicable. However, regulatory authorities have broad discretion as to whether or not to grant such designations.

A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug, or biologic in our case, may demonstrate substantial improvement over existing therapies with respect to one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development.

If a biologic is intended for the treatment of a serious or life-threatening condition and the biologic demonstrates the potential to address unmet medical needs for this condition, the biologic sponsor may apply for Fast Track Designation. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the application may be eligible for priority review. With regard to a Fast Track product candidate, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective.

A BLA is eligible for Priority Review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of a BLA designated for Priority Review in an effort to facilitate the review. The FDA endeavors to review applications with Priority Review designations within six months of the filing date as compared to ten months for review of original BLAs under its current Prescription Drug User Fee Act (“PDUFA”) review goals.

Even if Caldera receives such a designation for any product candidates in the future, Caldera may not experience a faster development process, review or approval compared to drugs considered for approval under conventional regulatory procedures and such a designation does not assure ultimate approval by the applicable regulatory authority. Even if one or more of Caldera’s product candidates qualify for such a designation, the applicable regulatory authority may later decide that such product candidates no longer meet the conditions for qualification.

We may seek Orphan Drug Designation for one or more of our product candidates, as applicable. We may not be able to obtain orphan drug designation or orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities from approving other competing products.

Regulatory authorities in some jurisdictions, including the FDA, may designate drugs for relatively small patient populations as orphan drugs. In the United States, Orphan Drug Designation entitles a party to financial incentives such as tax advantages and user fee waivers or exemptions. In addition, if a product receives the first FDA approval of a drug for the condition for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the case of a biological product, sameness is based on the principal molecular features of the product. In the European Union, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. The respective Orphan Drug Designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future.

We may pursue Orphan Drug Designation for one or more of our product candidates, as applicable. However, obtaining an Orphan Drug Designation can be difficult, and we may not be successful in doing so. Even if we obtain Orphan Drug Designation, we may not be able to maintain such designation. Orphan Drug Designation neither shortens the development time or regulatory review time of a therapeutic candidate nor gives the therapeutic candidate any advantage in the regulatory review or approval process. Even if we obtain Orphan Drug Designation for our product candidates in specific conditions, we may not be the first to obtain regulatory approval of these drugs for the orphan-designated condition and therefore we may not be eligible for orphan drug exclusivity in the United States. In addition, exclusive marketing rights in the United States may not be awarded if we seek approval for an indication broader than the orphan-designated condition or, if awarded, may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Our inability to obtain Orphan Drug Designation for any product candidates and our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We may decide to pursue accelerated approval for any of our product candidates. A decision to pursue accelerated approval may not lead to a faster regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

As part of our business strategy, we may pursue accelerated approval for one or more of our product candidates. Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that addresses an unmet medical need based upon a surrogate endpoint that is considered by the FDA to be reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is considered by the FDA to be reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We may seek accelerated approval for one or more of our product candidates on the basis of a surrogate endpoint that we believe is reasonably likely to predict clinical benefit.

If any of our product candidates receive accelerated approval from the FDA, we will be required to undergo one or more confirmatory clinical trials. If such a therapeutic candidate fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the FDA may withdraw the accelerated approval. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm clinical benefit. In addition, the FDA is authorized to require a post-approval study to be underway prior to approval or within a specified time period following approval. The FDA must also specify conditions of any required post-approval study, and sponsors must submit progress reports for required post-approval studies, including progress toward enrollment targets, milestones, and other conditions required by the FDA. The FDA can also initiate enforcement action for the failure to conduct with due diligence a required post-approval study, including a failure to meet any required conditions specified by the FDA or to submit timely reports.

There is no assurance that any product candidate will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product candidate receives accelerated approval from the FDA, such approval may be withdrawn at a later date.

Obtaining and maintaining regulatory approval of Caldera’s product candidates in one jurisdiction does not mean that Caldera will be successful in obtaining regulatory approval of Caldera’s product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Caldera’s product candidates in one jurisdiction does not guarantee that Caldera will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Moreover, the receipt of regulatory approval in another jurisdiction does not expedite or result in approval in the United States or other jurisdictions. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Caldera intends to charge for its products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Caldera and could delay or prevent the introduction of Caldera’s products in certain countries. If Caldera or any partner Caldera works with fails to comply with the regulatory requirements in international markets or fails to receive applicable regulatory approvals, Caldera’s target market will be reduced and Caldera’s ability to realize the full market potential of its product candidates will be harmed.

Even if Caldera receives regulatory approval for Caldera’s current product candidate and any future product candidates, Caldera will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Caldera’s current product candidate and any future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. Caldera may also be subject to penalties if Caldera fails to comply with regulatory requirements or experiences unanticipated problems with Caldera’s products.

Any regulatory approvals that Caldera obtains for Caldera’s current or any future product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or other comparable foreign regulatory authorities approve any of Caldera’s product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities Caldera uses to make future approved products, if any, will also be subject to periodic review and inspection by the FDA or other comparable foreign regulatory authorities, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with Caldera’s CDMOs, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If Caldera relies on CDMOs, Caldera will not have control over compliance with applicable rules and regulations by such manufacturers.

Moreover, any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If Caldera promotes Caldera’s future approved products, if any, in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, Caldera may be subject to enforcement action. Moreover, if Caldera believes that Caldera’s current product candidate or any future product candidates may provide better safety or effectiveness as compared to approved products, if Caldera does not study Caldera’s current product candidates or any future product candidates in head-to-head trials with those products, Caldera will not be able to make comparative claims for Caldera’s products, if approved.

If Caldera or Caldera’s CDMOs or other service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which Caldera seeks to market Caldera’s future approved products, Caldera or they may be subject to, among other things:

•	restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;

•	inspectional observations (e.g., Form 483), warning letters or untitled letters;

•	partial or full holds on clinical trials;

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refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	a requirement to implement a REMS or comparable foreign risk management program, which may result in additional requirements or restrictions on the distribution or use of a product;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; and/or

•	injunctions or the imposition of fines or civil or criminal penalties.

Any government investigation of alleged violations of law could require Caldera to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Caldera’s ability to commercialize and generate revenue from Caldera’s products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of Caldera and Caldera’s operating results will be adversely affected.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with Caldera’s CDMOs or manufacturing processes, or failure to comply with regulatory requirements, may result in these same consequences.

Caldera’s product candidates for which it intends to seek approval as biologic products may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), an abbreviated pathway for the licensure of highly similar and interchangeable biosimilar products was created in the United States. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve a biosimilar biologic, including the possible designation of a biosimilar as interchangeable, based on its similarity to an existing reference product. The BPCIA provides a period of reference product exclusivity for biological products during which an application for a biosimilar product referencing such products cannot be licensed by the FDA until 12 years after the first licensure date of the reference product. Additionally, a biosimilar application referencing such exclusivity-protected biological products may not be submitted for four years after the first licensure date of the reference product. The date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA licenses a full BLA for the competing product containing the other company’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when and how such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have an adverse effect on the future commercial prospects for Caldera’s product candidates.

We believe that the first BLA licensure for any of our biological products should qualify for the 12-year period of exclusivity. However, there is a risk that any product candidates Caldera may develop that are licensed as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, potentially creating the opportunity for biosimilar competition sooner than anticipated.

Most states have enacted substitution laws that permit substitution of interchangeable biosimilars. The extent to which a biosimilar, once licensed, will be substituted for any one of Caldera’s reference products that may be approved is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The policies of the FDA or other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of Caldera’s product candidates or Caldera’s future product candidates.

If Caldera is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Caldera is not able to maintain regulatory compliance, Caldera may lose any regulatory approval that Caldera may have obtained and Caldera may not achieve or sustain profitability, which would adversely affect Caldera’s business. Caldera also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

In addition, three decisions from the U.S. Supreme Court in July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact Caldera’s business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language. The second decision overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies and impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, are unknown. Caldera also cannot predict the extent to which regulations, policies, and decisions of the FDA or other regulatory authorities, such as the SEC, may become subject to increasing legal challenges, delays, and changes.

Disruptions at the FDA and other government agencies caused by, among other factors, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, slow the time necessary for new products to be reviewed and/or approved, or otherwise prevent those agencies from performing normal business functions on which the operation of Caldera’s business may rely, which would adversely affect Caldera’s business. In addition, there is substantial uncertainty regarding new initiatives and how these might impact the FDA and other government agencies, which could prevent, limit or delay development and regulatory approval of Caldera’s product candidates and adversely affect Caldera’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, government shutdowns, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies on which Caldera’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other government agencies or comparable foreign regulatory authorities may also slow the time necessary for the review and/or approval of clinical trial or marketing applications, which would adversely affect Caldera’s business. For example, the U.S. government has reduced the number of federal employees, including at FDA, by establishing voluntary termination programs, by position eliminations or by involuntary terminations, and the FDA has experienced turnover at senior levels. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

Similar consequences would also result in the event of a significant shutdown of the federal government. For example, over the last several years, and most recently in late 2025, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if geopolitical or global health concerns prevent the FDA from conducting their regular inspections, reviews, or other regulatory activities, or if the volume of applications to the FDA for new product candidates increases materially, it could significantly impact the ability of the FDA to timely review and process Caldera’s regulatory submissions, which could have a material adverse effect on Caldera’s business. Further, future government shutdowns or delays could impact Caldera’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Caldera’s operations. If any legislation, executive orders, or lapses in agency funding impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, Caldera’s business may be negatively impacted.

FDA-regulated industries, such as Caldera’s, face uncertainty with regard to the regulatory environment Caldera will face as Caldera proceeds with research and development, and possibly in the future, commercialization. Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on Caldera’s ability to obtain guidance from the FDA on Caldera’s product candidates in development and obtain the requisite regulatory approvals in the future. Moreover, the U.S. government paused payments by, reduced the budget of, and terminated grants provided by the National Institutes of Health (“NIH”) related to its funding for medical research, which has decreased, and may continue to decrease, the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to Caldera of conducting clinical trials. Some of these actions have been challenged in court and there remains general uncertainty regarding future activities. New executive orders, regulations, policies or guidance could be issued or promulgated that adversely affect Caldera or create a more challenging or costly environment to pursue the development of new therapeutic products. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to Caldera’s operations. If Caldera becomes negatively impacted by future governmental orders, regulations, policies or guidance, there could be a material adverse effect on Caldera and Caldera’s business.

Caldera’s operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose Caldera to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Caldera’s current and future arrangements with healthcare providers, healthcare organizations, third-party payors and customers expose Caldera to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Caldera researches, markets, sells and distributes any of Caldera’s product candidates, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, order or recommendation of, any good or service for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. The term remuneration has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Law, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants and certain advanced practice nurses), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. businesses and their representatives from directly or indirectly offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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certain state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of biopharmaceutical sales representatives; and

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state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Caldera’s current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that Caldera’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Caldera’s operations are found to be in violation of any such requirements, Caldera may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of Caldera’s operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect Caldera’s financial results. These risks cannot be entirely eliminated. Any action against Caldera for an alleged or suspected violation could cause Caldera to incur significant legal expenses and could divert Caldera’s management’s attention from the operation of Caldera’s business, even if Caldera’s defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Caldera in terms of money, time and resources.

Caldera may face difficulties from healthcare legislative and regulatory reform measures.

In the United States and some foreign jurisdictions, there have been, and Caldera expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect Caldera’s ability to profitably sell any product candidates for which Caldera obtains marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of care.

For example, the Patient Protection and Affordable Care Act, as amended (the “ACA”), made significant changes to the healthcare system, including an increase to manufacturers’ rebate liability under the Medicaid Drug Rebate Program, the imposition of a significant annual fee on companies that manufacture or import branded prescription drug products, and other health policy reforms that substantially changed the way healthcare is financed by both governmental and private insurers. In addition, legislative changes adopted since the ACA include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, as a result of subsequent legislation, will remain in effect through 2032 unless additional Congressional action is taken.

Since that time, there has continued to be heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. Several of these initiatives culminated in the enactment of the Inflation Reduction Act (“IRA”) in August 2022, which, among other things, requires the U.S. Department of Health and Human Services (“HHS”) to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) are eligible to be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced and become effective. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition is excluded from the IRA’s price negotiation requirements, as long as the drug or biological product is approved only for an indication within that disease or condition. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug or biological product may be designated for more than one rare disease or condition and still be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it is approved for an indication that is not one of the designated rare diseases or conditions, unless such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The law also imposes rebates on Medicare Part B and Part D drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for these inflation rebates. In addition, the law eliminated the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in numerous lawsuits, but to date those challenges have been unsuccessful, and in May 2026 the U.S. Supreme Court declined to review the first wave of manufacturer challenges, leaving in place lower court decisions that upheld the program. Additional challenges to later negotiation cycles remain pending and further challenges may be brought, but CMS is continuing to implement the program, which is expected to have a significant impact on the biopharmaceutical industry.

Further, in July 2025, the OBBBA was enacted, which, among other things, narrowed access to ACA marketplace enrollment, and is anticipated to reduce Medicaid spending and enrollment through measures such as work requirements and other eligibility conditions for certain beneficiaries, caps on state-directed payments in Medicaid managed care, and limits on states’ ability to use provider taxes to finance their Medicaid programs. The current federal administration is pursuing policies to reduce regulations and expenditures across government including at HHS, which include the FDA and CMS, and related agencies. These actions included, for example, directives to reduce agency workforce, rescind a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, and promote most-favored-nation (“MFN”) drug pricing, among other directives. For example, on May 12, 2025, President Trump issued an Executive Order that, among other things, required HHS, within 30 days, to establish and communicate to drug manufacturers MFN price targets designed to bring drug prices for American patients in line with those in comparably developed nations. If significant progress towards MFN pricing is not achieved, the Executive Order requires HHS to propose a rulemaking to implement MFN pricing. On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five-year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS model could also impact the drug pricing landscape for manufacturers.

If the proposed GLOBE and GUARD model rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. Even if Caldera does not market drugs in such countries, Caldera will be indirectly affected if Caldera’s drugs compete with drugs that were reduced by MFN pricing. Further, as part of the Make America Healthy Again Commission’s recent Strategy Report, the administration is working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, restrictions or prohibitions on certain marketing practices, reporting of specified categories of remuneration provided to health care practitioners, marketing cost disclosure and transparency measures, including reporting and justification of launch prices or price increases above specified thresholds, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing.

Caldera expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for pharmaceuticals and other healthcare products and services, lead to more rigorous coverage criteria, or result in reduced demand for Caldera’s product candidates or any future product candidates or additional pricing pressures. The implementation of cost containment measures or other healthcare reforms may prevent Caldera from being able to generate revenue, attain profitability, or commercialize Caldera’s products, if approved.

Even if Caldera is able to commercialize Caldera’s current product candidates and any future product candidates, if approved, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm Caldera’s business.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as Caldera’s product candidates, if approved. Sales of any of Caldera’s product candidates that receive regulatory approval will be dependent substantially, both in the

United States and internationally, on the extent to which the costs of Caldera’s product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, Caldera may not be able to successfully commercialize Caldera’s product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Caldera to establish or maintain pricing sufficient to realize an adequate return on Caldera’s investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Caldera obtains regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Caldera may not successfully commercialize any product candidate for which Caldera obtains regulatory approval.

There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. As a result, the coverage determination process is often time-consuming and costly. This process will require Caldera to provide scientific and clinical support for the use of Caldera’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved products. Third-party payors may limit coverage to specific products on an approved list, known as a formulary, which might not include all FDA-approved products for a particular indication. Caldera may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of Caldera’s products. Nonetheless, Caldera’s product candidates may not be considered medically necessary or cost effective. Caldera cannot be sure that coverage and reimbursement will be available for any product that Caldera commercializes and, if reimbursement is available, what the level of reimbursement will be.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for Caldera’s product candidates, if approved. Caldera expects to experience pricing pressures in connection with the sale of Caldera’s product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Caldera is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair Caldera’s ability to compete in domestic and international markets. Caldera can face criminal liability and other serious consequences for violations, which can harm Caldera’s business.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, CDMOs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Caldera has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Caldera also expects Caldera’s non-U.S. activities to increase over time. Caldera expects to rely on third parties for research, nonclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. Caldera can be held liable for the corrupt or other illegal activities of Caldera’s personnel, agents, or partners, even if Caldera does not explicitly authorize or have prior knowledge of such activities.

Caldera is also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Compliance with applicable regulatory requirements regarding the export of Caldera’s products may create delays in the introduction of Caldera’s products in international markets or, in some cases, prevent the export of Caldera’s products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect Caldera’s revenue, if any.

In some countries, particularly member states of the EU, the pricing of therapeutic products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Reduced prices in EU member states could also result in reduced prices in the U.S. if the U.S. finalizes the proposed GLOBE or GUARD models or other MFN pricing rules (see “Risks Related to Government Regulation — Caldera may face difficulties from healthcare legislative and regulatory reform measures.”). In addition, to obtain coverage and reimbursement or pricing approvals in some countries, Caldera may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Caldera’s current or any future product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Caldera’s business, financial condition, results of operations or prospects could be materially and adversely affected.

Risks Related to Caldera’s Intellectual Property

If Caldera is unable to obtain and maintain patent protection or other necessary rights for any of Caldera’s current or future product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or Caldera’s rights under Caldera’s patents are not sufficiently broad, Caldera’s competitors could develop and commercialize products and technology similar or identical to Caldera’s, and Caldera’s ability to successfully commercialize Caldera’s products and technology may be adversely affected.

Caldera’s success is dependent in part on Caldera’s ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for Caldera’s current product candidates or any future product candidates, as well as Caldera’s core technologies, including Caldera’s manufacturing know-how.

Caldera strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of Caldera’s business by seeking, maintaining and defending Caldera’s intellectual property, whether developed internally or licensed from third parties. Caldera also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain Caldera’s proprietary position in the therapeutic fields being pursued by Caldera.

The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. The degree of patent protection Caldera requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect Caldera’s rights or permit Caldera to gain or keep any competitive advantage. Caldera cannot provide any assurances that any of Caldera’s owned or licensed patent applications will mature into issued patents, and cannot provide any assurances that any such patents, if issued, will include claims with a scope sufficient to protect Caldera’s current and future product candidates or otherwise provide any competitive advantage. Additionally, patents can be enforced only in those jurisdictions in which the patent has issued. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Caldera’s patent position with respect to CLD-423 depends entirely on rights licensed from Qyuns. As of the date of this proxy statement/prospectus, Caldera does not own any issued patents or pending patent applications relating to CLD-423, its components or their uses, and its patent rights consist solely of an exclusive license under four patent families licensed from Qyuns under the license agreement, dated as of April 23, 2025, between Caldera and Qyuns, as amended by Amendment #1 thereto, dated November 21, 2025 (as amended, the “Qyuns License Agreement”). Two of those four families, relating to the anti-TL1A binder composition and to the CLD-423 bispecific composition and their methods of use, currently consist only of pending patent applications, and no patents have issued in those families in any jurisdiction. Any patents issuing from the anti-TL1A binder and bispecific composition families are expected to expire in 2046, and the issued patents and pending applications relating to the anti-IL-23p19 binder composition, its formulations and methods of manufacture are expected to expire in 2040, in each case assuming payment of all applicable maintenance fees and without giving effect to any patent term adjustment, patent term extension or supplementary protection certificate. If the pending applications in the anti-TL1A binder and bispecific composition families do not issue, or issue with claims that are narrower than sought, Caldera may be unable to prevent competitors from developing bispecific antibodies with a similar format or target combination. Because Caldera owns no patents or patent applications of its own, Caldera does not control the prosecution, maintenance, enforcement or defense of the patent rights on which CLD-423 depends and must rely on Qyuns to take those actions.

Caldera’s licensed patent portfolio may not provide Caldera with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to Caldera’s product candidates, including biosimilar and interchangeable versions of such products. In addition, the patent portfolio licensed to Caldera is, or may be, licensed to third parties outside Caldera’s licensed field, and such third parties may have certain enforcement rights. Thus, patents licensed to Caldera could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

Other parties have developed technologies that may be related or competitive to Caldera’s own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in Caldera’s own patent applications or issued patents. Publication of discoveries in the scientific literature lags behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Caldera cannot know with certainty whether the inventors of Caldera’s patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, Caldera cannot assure that all of the potentially relevant prior art relating to Caldera’s patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. As a result, the issuance, scope, validity and commercial value of Caldera’s patent rights cannot be predicted with any certainty. Further, if the breadth or strength of protection provided by Caldera’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Caldera to license, develop or commercialize current or future product candidates.

In addition, the patent prosecution process is expensive and time-consuming, and Caldera or Caldera’s licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. It is also possible that Caldera or Caldera’s licensors will fail to identify patentable aspects of Caldera’s research and development output before it is too late to obtain patent protection. Caldera cannot provide any assurances that Caldera will be able to pursue or obtain additional patent protection based on Caldera’s research and development efforts, or that any such patents or other intellectual property Caldera generates will provide any competitive advantage. Moreover, Caldera may not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that Caldera licenses from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of Caldera’s business.

Even if Caldera acquires patent protection that Caldera expects should enable Caldera to maintain competitive advantage, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Third parties, including former employees, consultants, collaborators and competitors, may challenge the inventorship, scope, validity, or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, Caldera’s patents may be challenged in patent offices in the United States and abroad, or in court. For example, Caldera may be subject to Post Grant Review or Inter Partes Review proceedings to the U.S. Patent Trial and Appeal Board challenging the validity of one or more claims of Caldera’s patents, once issued. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of Caldera’s patent applications. Caldera may become involved in opposition, reexamination, inter partes review, post-grant review, derivation, or similar proceedings in the United States or abroad challenging the claims of Caldera’s patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may have filed patent applications before the inventors of Caldera’s patents did. A competitor may also claim that Caldera is infringing its patents and that Caldera therefore cannot practice Caldera’s technology as claimed under Caldera’s patent applications and patents, if issued. As a result, one or more claims of Caldera’s patents may be narrowed or invalidated. In litigation, a competitor could claim that Caldera’s patents, if issued, are not valid for a number of reasons. If a court agrees, Caldera would lose Caldera’s rights to those challenged patents.

Even if they are unchallenged, Caldera’s patents and pending patent applications, if issued, may not provide Caldera with any meaningful protection or prevent competitors from designing around Caldera’s patent claims to circumvent Caldera’s patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, even if Caldera has a valid and enforceable patent, Caldera may not be able to exclude others from practicing Caldera’s invention if the other party can show that they used the invention in commerce before Caldera’s filing date or the other party benefits from an ex-U.S. compulsory license. If the patent protection provided by the patents and patent applications Caldera holds or pursues with respect to Caldera’s product candidates is not sufficiently broad to impede such competition, Caldera’s ability to successfully commercialize Caldera’s product candidates could be negatively affected, which would harm Caldera’s business.

Certain regulatory exclusivities may be available. However, the scope of such regulatory exclusivities is subject to change, and may not provide Caldera with adequate and continuing protection sufficient to exclude others from commercializing products similar to Caldera’s product candidates.

If Caldera is unable to protect the confidentiality of Caldera’s trade secrets, Caldera’s business and competitive position could be harmed.

In addition to patent protection, Caldera relies on the protection of Caldera’s trade secrets, unpatented know-how, technology and other proprietary information to maintain Caldera’s competitive position. Although Caldera has taken steps to protect Caldera’s trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, Caldera cannot provide any assurances that any party thereto will not breach the agreement and disclose Caldera’s proprietary information, including Caldera’s trade secrets, and Caldera may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and Caldera would have no right to prevent them from using that technology or information to compete with Caldera. If any of these events occurs or if Caldera otherwise loses protection for Caldera’s trade secrets, the value of this information may be greatly reduced, and Caldera’s competitive position could be harmed. If Caldera does not apply for patent protection prior to such publication or if Caldera cannot otherwise maintain the confidentiality of Caldera’s proprietary technology and other confidential information, then Caldera’s ability to obtain patent protection or to protect Caldera’s trade secret information may be jeopardized.

If Caldera breaches its license agreement with Qyuns Therapeutics Co., Ltd., or any other agreements with third parties, or if there are disputes over the intellectual property that Caldera licenses, it could have a material adverse effect on Caldera’s commercialization efforts for CLD-423 or its current or future product candidates.

Caldera is party to the Qyuns License Agreement that enables Caldera to utilize third-party intellectual property, including certain know-how and four patent families covering the anti-IL-23p19 binder composition and its methods of use, formulations of and methods of manufacturing the anti-IL-23p19 binder composition, the anti-TL1A binder composition and its methods of use, and the CLD-423 bispecific composition and its methods of use, for the development and commercialization of CLD-423, and Caldera may in the future enter into additional license agreements with third parties under which Caldera licenses the use, development and commercialization rights to current or future product candidates or technology from third parties. Because Caldera does not own any patents or patent applications covering CLD-423, the loss or termination of the Qyuns License Agreement, in whole or in part, would deprive Caldera of the patent rights on which CLD-423 depends and would be expected to prevent Caldera from continuing to develop or commercialize CLD-423.

These intellectual property license agreements may require Caldera to comply with various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty and milestone payments and other obligations. If Caldera fails to comply with its obligations under any of these license agreements, uses the licensed intellectual property in an unauthorized manner, becomes subject to bankruptcy-related proceedings or otherwise materially breaches any of these license agreements, the terms of the license granted may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give Caldera’s licensors the right to terminate the applicable license agreement, in whole or in part. Generally, the loss of or termination of Caldera’s rights under the license agreement, or any other licenses Caldera may acquire in the future, could harm Caldera’s business, financial condition, results of operations and prospects.

Caldera may also, in the future, enter into license agreements with third parties under which Caldera is a sublicensee. If Caldera’s sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may result in termination of Caldera’s sublicense. If this were to occur, Caldera would no longer have rights to the applicable intellectual property unless Caldera is able to secure Caldera’s own direct license with the owner of the relevant rights, which Caldera may not be able to do on reasonable terms, or at all, which may impact Caldera’s ability to continue to develop and commercialize product candidates incorporating the relevant intellectual property.

Licensing of intellectual property is important to Caldera’s business and involves complex legal, business and scientific issues. Disputes may arise between Caldera and Caldera’s licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Caldera’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Caldera’s right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;

•

Caldera’s diligence obligations with respect to the use of the licensed technology in relation to Caldera’s development and commercialization product candidates, and what activities satisfy those diligence obligations;

•	Caldera’s right to transfer or assign the license;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Caldera’s licensors and Caldera and Caldera’s partners; and

•	whether and the extent to which inventors are able to contest the assignment of their rights to Caldera’s licensors.

If disputes over intellectual property that Caldera has licensed or licenses in the future prevent or impair Caldera’s ability to maintain Caldera’s current licensing arrangements on acceptable terms or at all, Caldera may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Caldera’s business. In addition, if disputes arise as to ownership of licensed intellectual property, Caldera’s ability to pursue or enforce the licensed patent rights may be jeopardized. If Caldera or Caldera’s licensors fail to adequately protect this intellectual property, Caldera’s ability to commercialize Caldera’s products could suffer. Further, certain of Caldera’s future license agreements with third parties may limit or delay Caldera’s ability to consummate certain transactions, may impact the value of those transactions or may limit Caldera’s ability to pursue certain activities (e.g., Caldera may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place).

Caldera may not be able to protect Caldera’s intellectual property rights throughout the world.

Caldera’s patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue and, if they do, as to when, to whom, and with what scope of claims. In addition, third parties may attempt to invalidate Caldera’s intellectual property rights. Even if Caldera’s rights are not directly challenged, disputes could lead to the weakening of Caldera’s intellectual property rights. Caldera’s defense against any attempt by third parties to circumvent or invalidate Caldera’s intellectual property rights could be costly to Caldera, could require significant time and attention of Caldera’s management and could have a material and adverse effect on Caldera’s business, financial condition, results of operations and prospects or Caldera’s ability to successfully compete. If Caldera is found to infringe a third-party’s intellectual property rights, Caldera could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product.

Although the patent portfolio licensed to Caldera includes pending patent applications in the United States and other countries, filing, prosecuting, maintaining, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and Caldera’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Caldera may not be able to prevent third parties from practicing the inventions claimed in its licensed patents in all countries outside the United States or from selling or importing products made using those inventions in and into the United States or other jurisdictions.

Competitors may use Caldera’s technologies in jurisdictions where Caldera has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Caldera has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Caldera’s product candidates, and Caldera’s patents, the patents of Caldera’s licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Caldera to stop the infringement of Caldera’s patents or Caldera’s licensors’ patents or marketing of competing products in violation of Caldera’s proprietary rights. Proceedings to enforce Caldera’s patent rights in foreign jurisdictions could result in substantial costs and divert Caldera’s efforts and attention from other aspects of Caldera’s business, could put Caldera’s patents or the patents of Caldera’s licensors at risk of being invalidated or interpreted narrowly and Caldera’s patent applications or the patent applications of Caldera’s licensors at risk of not issuing and could provoke third parties to assert claims against Caldera. Caldera may not prevail in any lawsuits that Caldera initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Caldera’s efforts to enforce Caldera’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Caldera develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Caldera is forced to grant a license to third parties with respect to any patents relevant to Caldera’s business, Caldera’s competitive position may be impaired, and Caldera’s business, financial condition, results of operations and prospects may be adversely affected.

Caldera, Caldera’s licensors, or any future collaborators and strategic partners may need to resort to litigation to protect or enforce Caldera’s patents, if and when granted, or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of product candidates and any future product candidates, or put Caldera’s patents, if and when granted, and other proprietary rights at risk.

Competitors may infringe Caldera’s patents, if and when granted, or other intellectual property. If Caldera were to initiate legal proceedings against a third party to enforce a patent covering one of Caldera’s products or Caldera’s technology, the defendant could counterclaim that Caldera’s patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of utility, lack of novelty, lack of adequate written description, obviousness, including obviousness-type double patenting, or non-enablement. Grounds for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity or unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Caldera cannot be certain that there is no invalidating prior art, of which Caldera and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Caldera would lose at least part, and perhaps all, of the patent protection on one or more of Caldera’s products or certain aspects of Caldera’s technology. Such a loss of patent protection could have a material and adverse effect on Caldera’s business, financial condition, results of operations and prospects. Derivation proceedings provoked by third parties or brought by Caldera may be necessary to determine the inventorship of inventions with respect to Caldera’s patents or patent applications. An unfavorable outcome could require Caldera to cease using the related technology or to attempt to license rights to it from the prevailing party. Caldera’s business could be harmed if the prevailing party does not offer Caldera a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and Caldera’s competitors gain access to the same technology. In addition, the uncertainties associated with litigation could have a material adverse effect on Caldera’s ability to raise the funds necessary to continue Caldera’s clinical trials, continue Caldera’s research programs, license necessary technology from third parties, or enter into development partnerships that would help Caldera bring Caldera’s product candidates or any future product candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Caldera’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Caldera’s common stock. Patents and other intellectual property rights will not protect Caldera’s technology if competitors design around Caldera’s protected technology without legally infringing Caldera’s patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect Caldera’s ability to commercialize Caldera’s product candidates and any future product candidates, and Caldera, Caldera’s licensors or collaborators, or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights. Caldera might be required to litigate or obtain licenses from third parties in order to develop or market Caldera’s product candidates and any future product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Caldera, Caldera’s licensors or collaborators, or any future strategic partners, may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There are a substantial number of forums available for challenging intellectual property rights, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries, including patent infringement lawsuits, interferences, derivations, post-grant reviews, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. There may be issued patents and pending patent applications that claim aspects of Caldera’s targets or Caldera’s product candidates or any future product candidates and modifications that Caldera may need to apply to Caldera’s product candidates or any future product candidates. There may be issued patents that claim methods which may be relevant to the products Caldera wishes to develop. Thus, it is possible that one or more entities will hold patent rights to which Caldera will need a license. If those entities refuse to grant Caldera a license to such patent rights on reasonable terms, Caldera may not be able to market products or perform research and development or other activities covered by these patents, which could have a material and adverse effect on Caldera’s business, financial condition, results of operations and prospects. If Caldera, Caldera’s licensors or collaborators, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, Caldera could be required to pay damages, potentially including treble damages and attorneys’ fees if Caldera or they are found to have infringed willfully. In addition, Caldera, Caldera’s licensors or collaborators, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give Caldera’s competitors access to the same technology or intellectual property rights licensed to Caldera. If Caldera fails to obtain a required license, Caldera or Caldera’s existing or future collaborators, or any future strategic partners, may be unable to effectively market product candidates based on Caldera’s technology, which could limit Caldera’s ability to generate revenue or achieve profitability and possibly prevent Caldera from generating revenue sufficient to sustain Caldera’s operations. In addition, Caldera may find it necessary to pursue claims or initiate lawsuits to protect or enforce Caldera’s patent or other intellectual property rights. The cost to Caldera in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in Caldera’s favor, could be substantial, and litigation could divert Caldera’s management’s attention. Some of Caldera’s competitors may be able to sustain the costs of complex patent litigation more effectively than Caldera can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Caldera’s research and development efforts and limit Caldera’s ability to continue Caldera’s operations.

Caldera’s competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover Caldera’s products or product candidates or elements thereof, or Caldera’s manufacture or uses relevant to Caldera’s development plans. In such cases, Caldera may not be in a position to develop or commercialize products or product candidates until such patents expire or unless Caldera successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned, or enters into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be pending patent applications or issued patents held by third parties of which Caldera is aware but does not believe are valid or enforceable or does not believe Caldera infringes, or of which Caldera is not aware, which applications or patents, if found to be valid and enforceable, could be alleged to be infringed by Caldera’s product candidates or any future product candidates. If such an infringement claim should be brought and be successful, Caldera may be required to pay substantial damages, including potentially treble damages and attorneys’ fees for willful infringement, and Caldera may be forced to abandon Caldera’s product candidates or any future product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

The bispecific antibody field is subject to a particularly complex and evolving patent landscape, with multiple companies holding patents covering various aspects of bispecific antibody design, engineering, and manufacturing. Companies developing bispecific antibodies have been, and may in the future be, subject to patent infringement claims from holders of patents covering bispecific antibody technologies, including claims relating to specific antibody formats, Fc engineering, and methods of producing bispecific molecules. For example, patent disputes involving bispecific antibody technologies have recently been litigated in the biopharmaceutical industry, and similar claims could be asserted against Caldera or its licensors. Because CLD-423 utilizes a novel monovalent 1+1 bispecific antibody format, the risk that third parties may assert patent claims covering aspects of this format or related bispecific technologies is particularly relevant. Any such claims, regardless of merit, could be costly and time-consuming to defend and could delay or prevent the development and commercialization of CLD-423.

It is also possible that Caldera has failed to identify relevant third-party patents or applications. Patent applications covering Caldera’s products could have been filed by others without Caldera’s knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Caldera’s products or the use of Caldera’s products. Third-party intellectual property right holders may also actively bring infringement claims against Caldera. Caldera cannot guarantee that Caldera will be able to successfully settle or otherwise resolve such infringement claims. If Caldera is unable to successfully settle future claims on terms acceptable to Caldera, Caldera may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing Caldera’s products. Parties making claims against Caldera may be able to sustain the costs of complex patent litigation more effectively than Caldera can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Caldera’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on Caldera’s ability to raise additional funds or otherwise have a material adverse effect on Caldera’s business, financial condition, results of operations and prospects. If Caldera fails in any such dispute, in addition to being forced to pay damages, Caldera may be temporarily or permanently prohibited from commercializing any of Caldera’s product candidates or any future product candidates that are held to be infringing. Caldera might, if possible, also be forced to redesign product candidates so that Caldera no longer infringes the third-party intellectual property rights. Any of these events, even if Caldera were ultimately to prevail, could require Caldera to divert substantial financial and management resources that Caldera would otherwise be able to devote to Caldera’s business and could have a material and adverse effect on Caldera’s business, financial condition, results of operations and prospects.

Intellectual property litigation could cause Caldera to spend substantial resources and distract Caldera’s personnel from their normal responsibilities.

Litigation and other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time consuming and are likely to divert significant resources from Caldera’s core business, including distracting Caldera’s technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Caldera’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Caldera’s Common Stock. Moreover, such litigation or proceedings could substantially increase Caldera’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

Caldera may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Caldera’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Caldera can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Caldera’s efforts, Caldera may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging Caldera’s intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Caldera’s ability to compete in the marketplace.

Caldera may be subject to claims that Caldera or Caldera’s employees or consultants have wrongfully used or disclosed alleged intellectual property of Caldera’s employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if Caldera does not successfully do so, Caldera may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of Caldera’s employees, including Caldera’s management, were previously employed at biotechnology or biopharmaceutical companies, including Caldera’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. From time to time, Caldera may be subject to claims that these employees or Caldera has inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Caldera fails in defending such claims, in addition to paying monetary damages, Caldera may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper Caldera’s ability to develop and ultimately commercialize, or prevent Caldera from developing and commercializing, Caldera’s product candidates or any future product candidates, which could severely harm Caldera’s business, financial condition, results of operations and prospects. Even if Caldera is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Patent terms may be insufficient to protect Caldera’s competitive position on Caldera’s product candidates and any future product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various patent term adjustments or extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Caldera’s product candidates or any future product candidates are obtained, once the patent life has expired, Caldera may be open to competition from competitive products, including biosimilars or interchangeables. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Caldera’s owned and licensed patent portfolio may not provide Caldera with sufficient rights to exclude others from commercializing products similar or identical to Caldera’s.

If Caldera does not obtain patent term extension for any product candidates Caldera may develop, Caldera’s business may be harmed.

Depending upon the timing, duration and specifics of any FDA regulatory approval of any product candidates Caldera may develop and Caldera’s technology, Caldera’s U.S. patent or one or more U.S. patents that may issue in the future based on a patent application that Caldera licenses or owns may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought and within 60 days of FDA approval. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. However, Caldera may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Caldera requests. In addition, to the extent Caldera wishes to pursue patent term extension based on a patent that Caldera in-licenses from a third party, Caldera would need the cooperation of that third party. If Caldera is unable to obtain patent term extension or the term of any such extension is less than Caldera requests, Caldera’s competitors may obtain approval of competing products following Caldera’s patent expiration, and Caldera’s revenue could be reduced. Any of the foregoing could have a material adverse effect on Caldera’s business, financial condition, results of operations and prospects.

Obtaining and maintaining Caldera’s patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Caldera’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Caldera has systems in place to remind Caldera to pay these fees, and Caldera employs an outside firm and/or relies on Caldera’s outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Caldera employs reputable law firms and other professionals to help Caldera comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Caldera’s competitors might be able to enter the market and this circumstance would have a material adverse effect on Caldera’s business.

Changes in U.S. patent and ex-U.S. patent laws could diminish the value of patents in general, thereby impairing Caldera’s ability to protect Caldera’s current or future product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the United States, numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on Caldera’s ability to protect Caldera’s technology and enforce Caldera’s intellectual property rights.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals and biologics are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Caldera’s patent rights and Caldera’s ability to protect, defend and enforce Caldera’s patent rights in the future. For example, in Amgen Inc. v. Sanofi, 598 U.S. 594 (2023), the Supreme Court held that claims with functional language may face high hurdles in fulfilling the enablement requirement. Recent Federal Circuit decisions raise questions regarding the award of patent term adjustment (“PTA”) for patents where related patents have been issued without a PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in the future and whether patent expiration dates may be impacted. Caldera cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Caldera’s patents.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Caldera’s ability to obtain new patents or to enforce patents that Caldera has licensed or that Caldera may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In certain member states of the European Union, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (“UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. Caldera cannot predict with certainty the long-term effects of any potential changes.

If Caldera’s trademarks and trade names are not adequately protected, then Caldera may not be able to build name recognition in Caldera’s markets of interest and Caldera’s business may be adversely affected.

Caldera’s current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. Caldera may not be able to protect Caldera’s rights to these trademarks and trade names or may be forced to stop using these names, which Caldera needs for name recognition by potential partners or customers in Caldera’s markets of interest.

During trademark registration proceedings, Caldera may receive rejections of Caldera’s applications by the USPTO or by the comparable agencies in other foreign jurisdictions. Although Caldera would be given an opportunity to respond to those rejections, Caldera may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Caldera’s trademarks, and Caldera’s trademarks may not survive such proceedings. If Caldera is unable to establish name recognition based on Caldera’s trademarks and trade names, Caldera may not be able to compete effectively and Caldera’s business may be adversely affected. Caldera may license Caldera’s trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how Caldera’s trademarks and trade names may be used, a breach of these agreements or misuse of Caldera’s trademarks and trade names by Caldera’s licensees may jeopardize Caldera’s rights in or diminish the goodwill associated with Caldera’s trademarks and trade names. Moreover, any name Caldera has proposed to use with Caldera’s therapeutic candidate in the United States must be approved by the FDA, regardless of whether Caldera has registered it, or applied to register it, as a trademark. Similar requirements exist in the European Union and in other countries. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of Caldera’s proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to Caldera’s, thereby impeding Caldera’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Caldera’s registered or unregistered trademarks or trade names. If Caldera asserts trademark infringement claims, a court may determine that the marks Caldera has asserted are invalid or unenforceable, or that the party against whom Caldera has asserted trademark infringement has superior rights to the marks in question. In this case, Caldera could ultimately be forced to cease use of such trademarks. In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of Caldera’s patent applications or those of any current or future licensors and the maintenance, enforcement or defense of Caldera’s issued patents or those of any current or future licensors.

Intellectual property rights do not necessarily address all potential threats to Caldera’s business.

The degree of future protection afforded by Caldera’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Caldera’s business or permit Caldera to maintain Caldera’s competitive advantage. For example:

•	others may be able to develop products that are similar to Caldera’s product candidates but that are not covered by the claims of the patents that Caldera owns or licenses;

•	Caldera or Caldera’s licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that Caldera owns or licenses;

•	Caldera or Caldera’s licensors or collaborators might not have been the first to file patent applications covering certain of Caldera’s inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Caldera’s technologies without infringing Caldera’s intellectual property rights;

•	it is possible that the pending patent applications Caldera owns or licenses will not lead to issued patents;

•	issued patents that Caldera owns or licenses may be held invalid or unenforceable, as a result of legal challenges by Caldera’s competitors;

•

Caldera’s competitors might conduct research and development activities in countries where Caldera does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Caldera’s major commercial markets;

•	Caldera may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on Caldera’s business;

•	Caldera may fail to adequately protect and police Caldera’s trademarks and trade secrets; and

•	Caldera may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm Caldera’s business, financial condition, results of operations and prospects.

Caldera’s use of artificial intelligence tools in its research, development and business processes could expose Caldera to legal, regulatory, intellectual property and reputational risks.

Caldera uses, and expects to increase its use of, artificial intelligence (“AI”) tools, including generative AI tools, in support of its research and development, clinical development, regulatory, business development and corporate functions. AI tools may produce outputs that are inaccurate, incomplete, biased or not reproducible, and those deficiencies may not be readily detectable. If Caldera or the third parties on which it relies make development, regulatory or business decisions based on deficient AI outputs, Caldera’s development programs could be delayed, its analyses could prove unreliable, and its business, financial condition, results of operations and prospects could be adversely affected. Because Caldera operates with a small internal organization and relies extensively on third-party service providers, it has limited ability to verify whether, or how, those providers use AI tools in performing services for Caldera.

The use of AI tools also presents risks to Caldera’s confidential information and intellectual property. Inputting Caldera’s proprietary or confidential information, including unpublished clinical data, trade secrets or know-how licensed from Qyuns, into third-party AI tools could result in the loss of confidentiality or trade secret protection, could breach Caldera’s contractual confidentiality obligations, and could compromise Caldera’s ability to obtain or enforce patent protection. The legal frameworks governing inventorship and ownership of inventions and other works created with the assistance of AI remain unsettled, and Caldera may be unable to obtain or enforce intellectual property rights in AI-assisted outputs. AI tools may also generate outputs that infringe or misappropriate the intellectual property rights of third parties, exposing Caldera to claims.

In addition, the legal and regulatory landscape governing AI is evolving rapidly and is uncertain. The European Union’s Artificial Intelligence Act entered into force on August 1, 2024, with most of its provisions becoming applicable on August 2, 2026, and imposes obligations on providers and deployers of AI systems. Several U.S. states, including Colorado and California, have enacted laws regulating certain uses of AI, and U.S. federal agencies have issued guidance addressing AI. Compliance with these and future requirements could require Caldera to modify its practices, implement additional governance, monitoring and human oversight measures, and incur additional costs, and any actual or perceived non-compliance, or any controversy regarding Caldera’s use of AI, could result in enforcement action, litigation, reputational harm or other adverse consequences.

Risks Related to Caldera’s Business and Operations

Caldera’s future performance is dependent on its ability to retain key employees and to attract, retain and motivate qualified personnel and manage its human capital.

Caldera’s ability to compete in the highly competitive biopharmaceutical industry is largely dependent on its ability to attract, motivate and retain highly qualified clinical, quality control, scientific, medical and managerial personnel. Caldera is highly dependent on the development and management expertise of its executive officer team, including Praveen Tipirneni, M.D., its Chief Executive Officer and co-founder, Liangsu Wang, Ph.D., its Chief Scientific Officer and co-founder, Zhong Liu, Ph.D., its Chief Technology Officer, and Aaron Pelta, its Chief Business Officer. Caldera currently does not maintain “key person” life insurance on these individuals or any of its employees. This lack of insurance means that Caldera may not have adequate compensation for the loss of the services of these individuals. The loss of one or more members of Caldera’s management team or other key employees or advisors could delay its research and development programs and have a material and adverse effect on its business, financial condition, results of operations and prospects. Caldera is dependent on the continued service of its technical personnel, because of the highly technical nature of Caldera’s product candidates, and the specialized nature of the regulatory approval process. Because Caldera’s management team and key employees are not obligated to provide it with continued service, they could terminate their employment with Caldera at any time without penalty. Caldera’s dependence on a small executive team is heightened by the fact that Caldera had only 14 full-time employees as of June 30, 2026.

Caldera operates with a distributed workforce, with employees located throughout the United States and United Kingdom. Caldera is currently a remote-based company, and substantially all of its employees work remotely. Competition for skilled personnel in Caldera’s market, and nationally, is intense and may limit Caldera’s ability to hire and retain highly qualified personnel on acceptable terms or at all. Caldera also faces competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Because Caldera recruits nationally rather than in a single regional market, it competes for personnel with a broader set of employers, including larger companies able to offer greater compensation and resources. Caldera’s future performance will be dependent in large part on its continued ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. Managing and retaining a distributed workforce also presents additional challenges relating to supervision, collaboration and company culture. If Caldera is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover and develop product candidates will be limited, which could have a material and adverse effect on its business, financial condition, results of operations and prospects.

Caldera expects to expand its development and regulatory capabilities, and as a result, Caldera may encounter difficulties in managing its growth, which could disrupt Caldera’s operations.

As of June 30, 2026, Caldera had 14 full-time employees. Caldera expects to increase the number of its employees and the scope of its operations, particularly in the areas of clinical development, clinical operations, manufacturing, late-stage regulatory affairs, finance, accounting, management information systems, business operations, public company compliance, communications and other corporate development functions, and, if CLD-423 or any of its other potential or future product candidates receive regulatory approval, sales, marketing and distribution capabilities. If Caldera acquires additional product candidates or enters into future collaborations, it may have to further expand its employee base beyond its current projections, which may include further nonclinical research and development or later-stage regulatory operations. To manage Caldera’s anticipated future growth and operations as a public company, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Caldera’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. As Caldera’s operations expand, it also expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The expansion of Caldera’s operations may lead to significant costs and may divert its management and business development resources.

If Caldera is not able to effectively manage growth and expand its operations, it may not be able to successfully implement the tasks necessary to further develop and commercialize, if approved, CLD-423 or other potential or future product candidates and, accordingly, it may not achieve its research, development and commercialization goals.

Caldera faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Caldera does.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Caldera’s competitors have developed, are developing or may develop products, product candidates and processes competitive with Caldera’s product candidates. Any product candidates that Caldera successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Caldera believes that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which Caldera is currently attempting and may in the future attempt to develop product candidates. In addition, Caldera’s product candidates may need to compete with drugs physicians use off-label to treat the indications for which Caldera seeks approval. This may make it difficult for Caldera to replace existing therapies with Caldera’s product candidates.

In particular, there is intense competition in the pharmaceutical and biotechnology industries. Caldera has competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. Caldera also competes with these organizations to recruit and retain qualified scientific and management personnel, which could negatively affect Caldera’s level of expertise and Caldera’s ability to execute its business plan. Caldera will also face competition in establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, Caldera’s programs.

Many of Caldera’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, nonclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than Caldera. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology product candidates. These companies also have significantly greater research and marketing capabilities than Caldera and may also have product candidates that have been approved or are in late stages of development, and collaborative arrangements in Caldera’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Caldera develops obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, Caldera’s programs. As a result of all of these factors, Caldera’s competitors may succeed in obtaining approval from the FDA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in Caldera’s field before Caldera does.

In particular, if approved for the treatment of patients with IBD, CLD-423 would compete with numerous approved therapies, including TNF inhibitors such as Humira (adalimumab, AbbVie), Remicade (infliximab, Johnson & Johnson) and Simponi (golimumab, Johnson & Johnson); IL-12/23 and IL-23 inhibitors such as Stelara (ustekinumab, Johnson & Johnson), Skyrizi (risankizumab, AbbVie), Omvoh (mirikizumab, Eli Lilly) and Tremfya (guselkumab, Johnson & Johnson); the α4ß7 integrin inhibitor Entyvio (vedolizumab, Takeda); JAK inhibitors such as Xeljanz (tofacitinib, Pfizer) and Rinvoq (upadacitinib, AbbVie); and S1P receptor modulators such as Zeposia (ozanimod, Bristol Myers Squibb) and Velsipity (etrasimod, Pfizer). CLD-423 would also compete with biosimilars and generic products that are currently marketed or in development for many of these therapies.

CLD-423 would also compete with investigational anti-TL1A monoclonal antibodies in clinical development, including tulisokibart (Merck), afimkibart (Roche) and duvakitug (Sanofi and Teva). In addition,

CLD-423 would compete with investigational dual-antibody combination therapies in clinical development, including anti-TL1A plus anti-IL-23 combination therapies such as SPY-230 (Spyre) and ABBV-7066 (AbbVie), as well as combination therapies targeting other inflammatory pathways being developed by Spyre, AbbVie, and Johnson & Johnson. CLD-423 would also compete with investigational bispecific antibodies targeting TL1A and IL-23, including RG6730 (Roche), SIM0709 (Boehringer Ingelheim), XmAb412 (Xencor) and other investigational bispecific antibody programs.

Several of these investigational therapies are significantly further advanced in clinical development than CLD-423 and are being developed by companies with substantially greater financial, technical, clinical, manufacturing and commercial resources than Caldera. As a result, these competitors may be better positioned to enroll patients in clinical trials, recruit experienced clinical investigators, obtain regulatory approvals, manufacture products at commercial scale, and achieve market acceptance for their products. Consequently, these factors may make it more difficult for Caldera to successfully develop, obtain regulatory approval for and commercialize CLD-423, if approved.

Caldera’s potential commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe adverse events, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that Caldera may develop. Physicians may be more willing to prescribe competitors’ products for various reasons, and may rely on guidelines related to treatment of patients issued by medical societies, industry groups or other organizations, which may not include, and may never include, Caldera’s products. Caldera’s competitors also may obtain marketing approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than Caldera may obtain approval for its product candidates, which could result in competitors establishing a strong market position before Caldera is able to enter the market, or make Caldera’s development and marketing more complicated. Even if the product candidates Caldera develops achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by Caldera’s competitors may render Caldera’s technologies or product candidates obsolete, less competitive or not economical. If Caldera is unable to compete effectively, Caldera’s opportunity to generate revenue from the sale of products Caldera may develop, if approved, could be adversely affected.

Caldera depends on its information technology systems and data, and those of the third parties with whom it works, and any disruption to, or security incident affecting, those systems or data could result in material adverse consequences to Caldera’s business.

Caldera is increasingly dependent on information technology systems, infrastructure and data to operate Caldera’s business. In the ordinary course of business, Caldera, and the third parties with whom Caldera works, collect, process, store, generate, transfer, and transmit (collectively, process) a significant amount of personal information and other sensitive information, including Caldera’s proprietary and confidential business data, trade secrets, employee data, intellectual property, data Caldera collects about trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). It is important that Caldera does so in a manner designed to maintain the availability, confidentiality, and integrity of such data.

Caldera and the third parties with whom Caldera works may experience security incidents caused by Caldera’s personnel, vendors, or other external actors, including cyber-attacks, malicious internet-based activity, online and offline fraud, and other activities that could threaten the confidentiality, integrity, and availability of Caldera’s sensitive data and information technology systems and those of the third parties with whom Caldera works. Such threats are prevalent, continue to rise, are increasingly difficult to detect, and come from a variety of sources, including criminals, “hacktivists,” insiders, and sophisticated nation state or state-supported actors. Caldera and the third parties with whom Caldera works are subject to evolving threats such as social engineering attacks (including deep fakes and phishing), malicious code (such as viruses and worms), malware (including advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence, and other similar threats.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Caldera’s efforts to do so may not be successful. Actions taken by Caldera or the third parties with whom Caldera works to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of Caldera’s business. Threat actors may also gain access to the same or other networks and systems after a compromise of Caldera’s networks and systems or those of the third parties with whom Caldera works.

Remote work has increased risks to Caldera’s information technology systems and data, as Caldera’s employees utilize network connections, computers and devices outside Caldera’s premises or network, including working at home, while in transit and in public locations.

Future business transactions (such as acquisitions) could expose Caldera to additional cybersecurity risks and vulnerabilities as Caldera’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, Caldera may discover security issues not found during due diligence of such acquired or integrated entities or it may be difficult to integrate companies into Caldera’s information technology environment and security program. In particular, in connection with the Mergers, Caldera (and, following the Closing, Parent) expects to integrate, continue to operate, or wind down certain information technology systems and data of Synlogic and any undetected vulnerabilities or prior security incidents in those systems could expose Parent to additional cybersecurity risks.

Caldera also outsources certain elements of Caldera’s information technology systems and operations to various third parties. Caldera’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place despite any applicable contractual representations and warranties to do so. If the third parties with whom Caldera works experience a security incident or other interruption, Caldera could experience adverse consequences. While Caldera may be entitled to damages if such third parties fail to satisfy their privacy or security related obligations to Caldera, any award may be insufficient to cover Caldera’s damages, or Caldera may be unable to recover any such award. In addition, supply chain attacks have increased in frequency and severity, and Caldera cannot guarantee that third parties’ infrastructure in Caldera’s supply chain or that of the third parties with whom Caldera works have not been or will not be compromised.

Caldera, and the third parties with whom Caldera works, take steps designed to detect, mitigate, and remediate vulnerabilities in Caldera’s information systems; however, Caldera may not detect and remediate all such vulnerabilities on a timely basis. Further, Caldera may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Despite the implementation of these security measures, any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to Caldera’s sensitive data, or Caldera’s information technology systems, or those of the third parties with whom Caldera works. A security incident or other interruption could disrupt the ability of Caldera, or the third parties with whom Caldera works, to provide Caldera’s services.

To try to protect Caldera’s information technology systems and sensitive data, Caldera has expended and may expend significant resources to implement and maintain specific security measures, industry standards, and reasonable security measures. Applicable data privacy and security obligations may require Caldera, or Caldera may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulatory authorities, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

The risk of a security incident or other disruption has generally increased as the number, intensity, and the sophistication of attempted and successful attacks and intrusions from around the world have increased. Caldera may not be able to anticipate all types of security threats, nor implement effective preventive measures against all such security threats. If Caldera (or a third party with whom Caldera works) experiences or is perceived to have experienced a security incident involving sensitive data or information technology systems, Caldera may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, or inspections); additional reporting requirements or oversight; restrictions on processing sensitive data; litigation (including possible class action claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in Caldera’s operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause existing customers to stop enrolling patients in Caldera’s sponsored clinical trials or prescribing Caldera’s products, deter new customers from doing so, and negatively impact Caldera’s ability to grow and operate Caldera’s business. Furthermore, if the information technology systems of a third party with whom Caldera works become subject to a security incident or other disruption, Caldera may have insufficient recourse against such third parties and Caldera may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Significant disruptions of Caldera’s information technology systems or those of the third parties with whom Caldera works, or security breaches could result in the loss, misappropriation or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property or proprietary business information) and claims by Caldera’s counterparties that Caldera has failed to comply with legal or contractual obligations, which could result in financial, legal, business, and reputational harm to Caldera.

There can be no assurance that the limitations of liability in Caldera’s contracts would be enforceable or adequate to protect Caldera from liabilities and damage, and Caldera may not have adequate insurance coverage to cover all types of costs, expenses and losses Caldera could incur with respect to security breaches or disruptions. The successful assertion of one or more large claims against Caldera that exceed any available insurance coverage, or results in changes to Caldera’s insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on Caldera’s business. In addition, Caldera cannot be sure that Caldera’s existing insurance coverage will continue to be available on acceptable terms or that Caldera’s insurers will not deny coverage as to any future claim.

Caldera and the third parties with whom it works are, or may in the future become, subject to stringent and changing obligations related to data privacy and security. Caldera’s (or their) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class action claims) or mass arbitration demands; fines or penalties; disruptions to Caldera’s business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

The global data protection landscape is rapidly evolving and Caldera’s data processing activities subject Caldera to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations that govern the processing of sensitive data by Caldera and on Caldera’s behalf, and Caldera may be subject to new or additional obligations related to data privacy and security and face increased scrutiny from regulatory authorities as Caldera’s business grows. The legislative and regulatory landscape for data privacy and security continues to evolve worldwide, and there has been an increasing focus on these issues with the potential to adversely affect Caldera’s business. Various global legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new ones or issue guidance regarding data privacy and security that could impact Caldera’s business. As implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, Caldera cannot yet determine the impact that future privacy and security obligations may have on Caldera’s business. This evolution creates uncertainty in Caldera’s business and may affect Caldera’s ability to operate in certain jurisdictions or to process sensitive data, necessitate the acceptance of more onerous obligations in Caldera’s contracts, result in liability, or impose additional costs on Caldera. The cost of compliance with these obligations is high and is likely to increase in the future. Any failure or perceived failure by Caldera to comply with federal, state or foreign laws or regulations, Caldera’s internal policies and procedures or Caldera’s contracts governing Caldera’s processing of sensitive data could result in negative publicity, government investigations or actions, claims by third parties or damage to Caldera’s reputation, any of which could have a material adverse effect on Caldera’s business, financial condition, results of operations and prospects.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), comprehensive consumer privacy laws, sector-specific privacy laws, data breach notification laws, laws regarding marketing, and other similar laws governing the processing of sensitive data that Caldera is or may in the future be required to comply with. In addition, Caldera obtains health information from third parties (including research institutions from which Caldera obtains clinical trial data) that is subject to privacy and security requirements under HIPAA, which imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. If Caldera violates HIPAA, depending on the specific facts and circumstances, Caldera could be subject to significant fines, penalties or regulatory inquiries or actions.

Over a third of U.S. states have enacted comprehensive consumer privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information. Similar laws are being considered in several other states, as well as at the federal and local levels, and Caldera expects more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for Caldera and the third parties with whom Caldera works. Certain states have also adopted specific privacy and security laws and regulations which govern the privacy, processing and protection of health-related personal information. Such laws and regulations will likely be subject to interpretation by various courts and other governmental authorities, creating potentially complex compliance issues for Caldera and Caldera’s future customers and strategic partners. In addition to government activity, privacy advocacy groups and technology and other industries continue to consider new or revised self-regulatory standards related to privacy and security that may place additional burdens on Caldera.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, in Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws apply to Caldera’s operations. In the European Union, the General Data Protection Regulation (the “GDPR”) imposes stringent requirements on the processing of personal data, including health data collected in connection with clinical trials, and restricts transfers of personal data outside the European Economic Area; non-compliance can result in fines of up to the greater of €20 million or 4% of total worldwide annual turnover. In the United Kingdom, the UK GDPR and the Data Protection Act 2018 impose comparable obligations and potential penalties. In Australia, the Privacy Act 1988 (Cth) and the Australian Privacy Principles govern the handling of personal information, and in Singapore, the Personal Data Protection Act 2012 imposes obligations relating to the collection, use, and disclosure of personal data, in each case including in connection with the clinical trials Caldera conducts in those jurisdictions. These and other non-U.S. data protection regimes may impose obligations that differ from, or are more onerous than, those applicable in the United States, and may increase Caldera’s compliance costs and legal risk.

Additionally, the U.S. Department of Justice issued a final rule, effective April 8, 2025 (with the Department of Justice’s limited enforcement period having ended on July 8, 2025 and certain affirmative compliance obligations subject to a later compliance date of October 6, 2025), entitled “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” which places additional restrictions on certain data transactions involving “countries of concern” (currently, China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (entities owned by, organized under the laws of, or operating in such countries, as well as certain individuals affiliated with those countries). The rule restricts or prohibits a range of business activities, such as vendor engagements, data brokerage transactions, employment of certain individuals, and certain investor agreements, if they involve the transfer or access to “sensitive personal data” (such as precise geolocation data, biometric identifiers, personal health data, and personal financial data) above specific thresholds. Certain transactions may be permitted if specific security requirements are met or exemptions apply, but others may be outright prohibited. Violations of the rule could result in significant civil and criminal fines and penalties. Aside from certain narrow exemptions, the rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may present challenges for companies like Caldera and may impact Caldera’s ability to transfer data in connection with certain transactions or agreements.

In addition to data privacy and security laws, Caldera is also bound by other contractual obligations related to data privacy and security. For example, Caldera may be contractually required to indemnify and hold harmless third parties with whom Caldera works from the costs or consequences of non-compliance with applicable laws, rules and regulations or other legal obligations relating to privacy or security or any inadvertent or unauthorized processing of sensitive data that Caldera stores or handles as part of operating Caldera’s business. Any of these events could adversely affect Caldera’s reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in Caldera’s business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize Caldera’s products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to Caldera’s business model or operations. Caldera also publishes privacy policies, marketing materials, and other statements concerning data privacy and security. Regulatory authorities in the United States and other jurisdictions are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, deceptive, unfair, or misleading, Caldera would be subject to investigation or enforcement actions by regulatory authorities.

Caldera cannot assure you that Caldera’s CROs, CDMOs or other third parties with whom Caldera works will not breach contractual obligations imposed by Caldera, or that they will not experience data security incidents or other interruptions, which could have a corresponding effect on Caldera’s business, including under privacy laws and regulations or which could in turn adversely affect Caldera’s business, financial condition, results of operations and prospects. Caldera’s contractual measures and Caldera’s own privacy and security-related safeguards may not be sufficient to completely protect Caldera from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect Caldera’s business, financial condition, results of operations and prospects.

Complying with these complex and often evolving privacy and security related obligations can be expensive, difficult, time consuming, and subject to inconsistent application and interpretation. Any actual or perceived failure to comply with any such obligations, whether by Caldera, or by Caldera’s CROs, CDMOs, partners or other third parties with whom Caldera works, could result in significant adverse consequences, including: investigation costs; material fines and penalties; compensatory, special, punitive, or statutory damages; litigation (including class action claims) and mass arbitration demands; government enforcement actions; requirements to provide notices, credit monitoring or other services to impacted individuals; adverse actions against Caldera’s licenses; bans or restrictions on processing personal information; required changes to Caldera’s services, technologies, systems, or practices (or those of Caldera’s partners); reputational damage; imprisonment of company officials; and injunctive relief.

In addition, any actual, perceived or suspected failure to comply with applicable privacy and security obligations — regardless of whether it results in unauthorized or unlawful processing of sensitive data — may lead to enforcement actions, private litigation, significant fines and penalties, regulatory investigations, adverse publicity, loss of customer trust, and other consequences that could adversely affect Caldera’s business, financial condition, results of operations and prospects.

If Caldera, or any contract manufacturers or suppliers it engages, fail to comply with environmental, health and safety laws and regulations, Caldera could become subject to fines or penalties or incur costs that could harm its business.

Caldera and Caldera’s third-party contractors are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Caldera’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Caldera’s operations also produce hazardous waste products. Caldera generally contracts with third parties for the disposal of these materials and wastes. Caldera cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Caldera’s use of hazardous materials, Caldera could be held liable for any resulting damages, and any liability could exceed Caldera’s resources, including any available insurance. Caldera could also be held liable for unexpected safety events that could happen in its business offices.

In addition, Caldera’s leasing and operation of real property may subject it to liability pursuant to certain of these laws or regulations. Under existing United States environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

Caldera could incur significant costs and liabilities which may adversely affect its financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to Caldera’s facilities or changes to its operating procedures, or injunctions limiting or altering its operations.

Although Caldera maintains liability insurance to cover it for costs and expenses that it may incur due to injuries to its employees, this insurance may not provide adequate coverage against potential liabilities. Caldera does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.

In addition, Caldera may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair its research, development or production efforts. Caldera’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Caldera’s business entails a significant risk of product liability and its ability to obtain sufficient insurance coverage could have a material and adverse effect on its business, financial condition, results of operations and prospects. If product liability lawsuits are brought against Caldera, it may incur substantial liabilities and may be required to limit, delay or cease commercialization of its products.

When Caldera conducts clinical trials of its current and any future product candidates, it may be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Caldera’s development programs. If Caldera succeeds in marketing products, if approved, Caldera will continue to face the risk of product liability claims. Such claims could result in an FDA investigation of the safety and effectiveness of its products, its manufacturing processes and facilities or its marketing programs and potentially a recall of its products or more serious enforcement action by U.S. or foreign regulatory authorities, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. If Caldera cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit, delay or cease the commercialization of its products. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for its products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to its reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and its resources from its business operations, substantial monetary awards to trial participants or patients, loss of revenue, and the inability to commercialize any products that Caldera may develop.

Caldera currently maintains general liability insurance and product liability insurance that it believes is appropriate for its current stage of development. It may, however, need to obtain higher levels of coverage for later stages of clinical development or for the marketing of any of its product candidates, and clinical trial and product liability insurance is becoming increasingly expensive. Caldera may be unable to obtain or retain sufficient insurance at an acceptable cost, and its policies will contain exclusions and coverage limits, so a claim may be uninsured or may result in a judgment or settlement in an amount exceeding its coverage. Caldera may not have, or be able to obtain, sufficient capital to pay any such uninsured amounts, and its inability to obtain adequate product liability insurance could prevent or inhibit the commercialization of its product candidates.

Caldera’s employees, independent contractors, principal investigators, CROs, CDMOs, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

Caldera is exposed to the risk of fraud or other misconduct by Caldera’s employees, independent contractors, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to Caldera. If Caldera obtains FDA approval of any of its current or future product candidates and begins commercializing those products in the United States, Caldera’s potential exposure under these laws will increase significantly, and the costs associated with compliance with these laws will likely increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to Caldera’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Caldera takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Caldera from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Caldera, and Caldera is not successful in defending or asserting Caldera’s rights, those actions could have a significant impact on Caldera’s business, including the imposition of significant fines or other sanctions.

Changes in tax laws or regulations that are applied adversely to Caldera may have a material adverse effect on Caldera’s business, cash flows, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Caldera’s business operations and financial performance.

For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (“TCJA”), enacted many significant changes to the U.S. tax laws. Beginning with Caldera’s 2025 tax year, the OBBBA restored immediate deductibility of domestic expenditures, while foreign expenditures will continue to be capitalized and amortized over fifteen years. Future changes in corporate tax rates, the realization of net deferred tax assets relating to Caldera’s operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of its deferred tax assets, could result in significant one-time charges, and could increase its future tax expense. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to it.

Further, Caldera is subject to U.S. federal, state, and local income taxes and other taxes in the United States and will be subject to income taxes, withholding taxes, transaction taxes, and other taxes in any foreign jurisdictions in which it currently does business or may do business in the future. Due to the expanding scale of Caldera’s international business activities, it may become subject to taxation in additional foreign jurisdictions. Moreover, changes to Caldera’s corporate structure, including increased headcount and expanded functions outside of the United States, as well as changes to the tax laws in the jurisdictions in which it does business, could impact its worldwide effective tax rate and adversely affect its operating results and financial condition.

Caldera’s ability to use Caldera’s net operating loss carryforwards and certain other tax attributes may be limited.

Caldera has incurred substantial losses during Caldera’s history and does not expect to become profitable in the near future, and Caldera may never achieve profitability. As of December 31, 2025, Caldera had U.S. federal net operating loss carryforwards of approximately $2.0 million and state net operating loss carryforwards of approximately $1.6 million, and U.S. federal and state research and development tax credit carryforwards of approximately $0.2 million and $22.5 thousand, respectively. Under current law, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017 will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses for any year is limited to no more than 80% of current year taxable income (without regard to certain deductions). Caldera’s U.S. federal research tax credits have a carryforward of 20 years.

In addition, both Caldera’s current and Caldera’s future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Code, if Caldera undergoes, or has undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in Caldera’s equity ownership by certain stockholders or groups of stockholders over a three-year period. It is possible that Caldera has undergone one or more “ownership changes” in the past. Caldera may also undergo an ownership change as a result of the Mergers or other shifts in the ownership of Caldera’s capital stock in the future, which may further limit Caldera’s ability to use Caldera’s pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset Caldera’s post-change income or taxes. Similar provisions of state tax law may also apply to limit Caldera’s use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if Caldera attains profitability, Caldera may be unable to use all or a material portion of Caldera’s net operating losses and other tax attributes, which could adversely affect Caldera’s future cash flows.

Caldera’s estimates of market opportunity, including the prevalence and incidence of disease in its target indications, and forecasts of market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, its business may not grow at similar rates, or at all.

Caldera’s estimates and forecasts relating to size and expected growth of its target market, including the prevalence and incidence of disease in its target indications, may prove to be inaccurate. These estimates and forecasts are based on and derived from a variety of third-party sources, including published scientific literature, epidemiologic analyses, industry publications and sell-side research reports, which Caldera has not independently verified and which may not accurately identify the size of the market for Caldera’s product candidates. For example, the estimates included in this proxy statement/prospectus of the number of people in the United States living with inflammatory bowel disease, ulcerative colitis and Crohn’s disease, and the projected size and growth of the global inflammatory bowel disease market, are derived from third-party sources whose methodologies, assumptions and definitions differ and may change over time. The total addressable market opportunity for CLD-423 and Caldera’s other potential or future product candidates will ultimately depend upon, among other things, the final labeling for Caldera’s product candidates, if Caldera’s product candidates are approved for sale in Caldera’s target indications, acceptance by the medical community and patient access, drug pricing and reimbursement. In addition, to the extent Caldera pursues a biomarker-driven or precision medicine approach to patient selection for CLD-423 or future product candidates, the potential patient populations for its clinical trials and approved products, if any, may be narrowed, and Caldera may experience difficulties in identifying and enrolling a sufficient number of patients in its clinical trials or in achieving a commercially viable market size. The number of patients nationally or globally may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Caldera’s product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Caldera’s results of operations and Caldera’s business. Even if the markets in which Caldera competes meet its size estimates and growth forecasts, Caldera’s business may not grow at similar rates, or at all. Caldera’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Caldera’s revenue will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether it owns the commercial rights for that territory. If the number of Caldera’s addressable patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Caldera may not generate significant revenue from sales of such products, even if approved.

Unfavorable global economic conditions could adversely affect Caldera’s business, financial condition and results of operations.

Caldera’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to Caldera’s business, including weakened demand for Caldera’s product candidates and Caldera’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Caldera’s suppliers, possibly resulting in supply disruption, or cause Caldera’s customers to delay making payments for Caldera’s services. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Caldera’s growth strategy and financial performance and could require Caldera to delay or abandon clinical development plans. In addition, there is a risk that one or more of Caldera’s current service providers, manufacturers and other partners may not survive such difficult economic times, which could directly affect Caldera’s ability to attain Caldera’s operating goals on schedule and on budget. Any of the foregoing could harm Caldera’s business and Caldera cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Caldera’s business.

In particular, inflation, rising or volatile interest rates, instability in the global banking system or the failure of financial institutions, armed conflicts and geopolitical instability, including in Europe and the Middle East, and the actual and threatened imposition of tariffs, the possibility of a recession or further economic downturn, trade restrictions, sanctions or other trade barriers could increase Caldera’s operating costs, disrupt its supply chain and the operations of the third parties on which it depends, limit its access to capital, and otherwise adversely affect Caldera’s business, financial condition and results of operations. These risks are heightened for Caldera because its current drug substance and drug product are manufactured in China and it engages other China-based service providers. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact Caldera’s cost of materials and production processes. For example, on February 24, 2026, the U.S. imposed a temporary import surcharge of 10% ad valorem on most articles imported into the U.S. Additionally, following a Section 232 national security investigation into pharmaceutical imports that concluded that imported pharmaceuticals and active pharmaceutical ingredients threaten U.S. national security, the President issued a proclamation imposing new tariffs on certain patented pharmaceuticals and associated pharmaceutical ingredients on April 2, 2026. While there are some exclusions, the proclamation established a default tariff rate of 100% on covered patented pharmaceuticals and ingredients, with reduced rates for companies that have entered into approved onshoring plans and/or qualifying most-favored-nation pricing agreements, and the tariffs took effect for certain named companies on July 31, 2026 and are scheduled to take effect for all other companies on September 29, 2026. These rules are subject to future changes, which may impact Caldera’s supply chain and create uncertainty in the broader pharmaceutical industry.

Caldera, or the third parties upon whom Caldera depends, may be adversely affected by natural disasters and other calamities, including pandemics, and Caldera’s business continuity and disaster recovery plans may not adequately protect Caldera from a serious disaster.

Natural disasters could severely disrupt Caldera’s operations and have a material adverse effect on Caldera’s business, results of operations, financial condition and prospects. Caldera does not own or operate any laboratory or manufacturing facilities, and it therefore depends on the facilities of its third-party manufacturers, suppliers, contract research organizations and clinical trial sites. If a natural disaster, fire, hurricane, power outage or other event occurred that damaged critical infrastructure, such as Caldera’s suppliers’ manufacturing facilities or the facilities of its clinical trial sites, that prevented Caldera from using all or a significant portion of its principal executive offices, or that otherwise disrupted operations, such as data storage or the information technology systems on which its distributed workforce depends, it may be difficult or, in certain cases, impossible for Caldera to continue Caldera’s business for a substantial period of time.

Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies within Caldera’s geographic focus. Global economic conditions may be disrupted by widespread outbreaks of infectious or contagious diseases, and such disruption may adversely affect clinical development plans. Pandemics or similar events could have an adverse effect on the coordination of research and development, Caldera’s capital raising efforts, and the financial condition of Caldera’s business, as well as the ability of Caldera to retain key personnel and continue to expand product candidate development and conduct clinical trials. Extraordinary actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of infectious diseases, including travel bans, quarantines and similar mandates for many individuals and businesses to substantially restrict daily activities could have an adverse effect on Caldera’s financial condition and ability to raise financing.

The disaster recovery and business continuity plans Caldera has in place may prove inadequate in the event of a serious disaster or similar event, and Caldera may incur substantial expenses as a result, which could have a material adverse effect on Caldera’s business, financial condition, liquidity and results of operations.

Risks Related to Parent Following the Mergers

In determining whether you should approve the issuance of shares of Parent Common Stock and other matters related to the Mergers, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors — Risks Related to the Mergers,” and the risks related to Caldera, which will also apply to Parent.

Parent will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

Parent will require substantial additional funds to advance its product candidates in clinical development and to complete the clinical development of, seek regulatory approvals for and commercialize its product candidates, if approved. Parent’s future capital requirements will depend upon a number of factors, including: the number, scope, rate of progress and costs of Parent’s ongoing and planned clinical trials for CLD-423 and discovery and nonclinical development activities for any future product candidates; the number and scope of clinical programs Parent decides to pursue, including the number of indications it decides to pursue for a particular product candidate; the scope and costs of manufacturing development for any of Parent’s current or future product candidates, including commercial manufacturing at scale, if any product candidate receives marketing approval, including as a result of inflation or any supply chain issues; the costs associated with hiring additional personnel and consultants as Parent’s business grows, including additional research and development personnel; the cost, timing and outcome of regulatory review of CLD-423 and any future product candidates; the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Parent’s intellectual property rights and defending intellectual property-related claims; the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; the timing of any milestone and royalty payments to Parent’s existing or future suppliers, collaborators or licensors; the costs associated with enhancing Parent’s operational systems and public reporting and compliance requirements; the extent to which Parent acquires or in-licenses other product candidates and technologies; and the costs associated with commercializing CLD-423 or any future product candidates, if they receive marketing approval.

Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit Parent’s ability to achieve its business objectives. If Parent raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Further, to the extent that Parent raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholders’ ownership interest in Parent will be diluted. In addition, any debt financing may subject Parent to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Parent raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Parent may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if Parent were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to Parent or its stockholders.

Parent may incur losses for the foreseeable future and might never achieve profitability.

Parent may never become profitable, even if Parent is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. Parent will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial operating losses for at least the next several years. Even if Parent does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Parent may experience difficulties integrating the businesses, systems, personnel and operations of Caldera and Synlogic following the Mergers.

Following the consummation of the Mergers, Parent will need to integrate the operations, technologies, personnel and business processes of both Caldera and Synlogic under a single corporate structure (Parent, which will be renamed Caldera Therapeutics, Inc. at the Synlogic Effective Time). The integration process may be complex, costly and time-consuming. Difficulties in integrating the businesses could result in Parent failing to realize some or all of the anticipated benefits of the Mergers, the disruption of ongoing business operations, or inconsistencies in standards, controls, procedures and policies that adversely affect Parent’s ability to maintain relationships with employees, vendors and other business partners. The process of integrating operations could divert management’s attention and resources from other business concerns and could adversely affect Parent’s financial condition, results of operations or prospects.

The Parent Bylaws are expected to contain exclusive forum provisions, which may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable and may discourage lawsuits with respect to such claims.

The Parent Charter and Parent Bylaws are expected to provide that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for any derivative action or proceeding brought on Parent’s behalf alleging state law claims, any action asserting a breach of fiduciary duty, any action asserting a claim against Parent arising pursuant to the DGCL, the Parent Charter or the Parent Bylaws, any action to interpret, apply, enforce, or determine the validity of the Parent Charter or the Parent Bylaws, or any action asserting a claim against Parent that is governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision does not apply to claims arising under the Exchange Act or the Securities Act. The Parent Bylaws are further expected to provide that, unless Parent consents in writing to an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders pursuing the claims identified above, particularly if the stockholders bringing a claim that is covered by the Delaware Forum Provision do not reside in or near the State of Delaware. In addition, these forum selection clauses in the Parent Bylaws may limit Parent stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Parent or Parent’s directors, officers or employees, which may discourage such lawsuits against Parent and its directors, officers and employees even though an action, if successful, might benefit Parent stockholders.

Parent may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm Parent’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as a merger, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the SEC. Parent may be exposed to such litigation in connection with the Mergers even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources from other business concerns, which could adversely affect Parent’s business and cash resources and its ability to achieve the benefits of the Mergers or the ultimate value Synlogic and Caldera stockholders receive in the Mergers.

The Parent may not realize all of the anticipated benefits of the Mergers and may incur greater than expected expenses in connection with the consummation of the Mergers.

The negotiation and consummation of the Mergers may require more time or greater cash resources than anticipated and expose the Parent to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	the diversion of management attention;

•	exposure to unknown liabilities;

•	higher than expected acquisition costs;

•	write-down of assets or goodwill or incurrence of non-recurring, impairment or other charges;

•	increased amortization expenses;

•	inability to retain key employees;

•	inability to recruit additional employees;

•	the possibility of future litigation;

•	a decline in Parent’s results of operations, financial condition or cash flows;

•	a decline in the market price of Parent’s common stock;

•	contingent liabilities that are larger than expected;

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Mergers;

•	tax effects of the Mergers, including the ability to realize the benefits of any deferred tax assets or liabilities;

•	disruption of existing relationships with business partners, and other constituencies; and

•	the disruption of, or the loss of momentum in, ongoing research and development activities.

Many of these factors are outside the control of Synlogic and Caldera, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition, results of operations and cash flows of Parent. As a result, it cannot be assured that Parent will realize the full benefits anticipated from the Mergers within the anticipated time frames, or at all, and any failure to do so could harm the reputation of Parent and negatively affect the market price of Parent Common Stock. In addition, by engaging in the Mergers, Synlogic may forgo or delay pursuit of other opportunities that may have proven to have greater commercial potential.

In addition, following the Mergers, there may be unknown, contingent or other liabilities of which Synlogic was previously unaware, which could have an adverse effect on Parent’s business, financial condition, results of operations or cash flows.

Synlogic and Caldera will incur substantial direct and indirect costs as a result of the Mergers and Parent will incur substantial direct and indirect expenses following the Mergers.

Synlogic and Caldera will incur substantial expenses in connection with and as a result of consummating the Mergers, and over a period of time following the consummation of the Mergers, Parent will incur substantial expenses in connection with coordinating and operating the businesses of Caldera and, to the extent not sold or otherwise monetized prior to consummation of the Mergers, Synlogic. A portion of the transaction costs related to the Mergers will be incurred regardless of whether the Mergers are consummated. While Synlogic and Caldera have assumed that a certain level of transaction expenses will be incurred, factors beyond Synlogic’s and Caldera’s control could affect the total amount or the timing of these expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Synlogic and Caldera. These expenses could adversely affect the financial condition, results of operations and cash flows of Parent following the consummation of the Mergers.

The actual financial position and results of operations of the Parent after the Mergers may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and may not be an indication of what Synlogic’s financial position or results of operations would have been had the Mergers been consummated on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Synlogic and Caldera and certain adjustments and assumptions regarding Synlogic after giving effect to the Mergers.

The information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with accuracy. In particular, the pro forma adjustments reflect preliminary Exchange Ratios and an assumed amount of Synlogic Net Cash, and the final Exchange Ratios, which will be determined in accordance with the formulas in the Merger Agreement at or around the Closing, could differ materially from the preliminary ratios used to prepare the pro forma adjustments. The pro forma adjustments also reflect the expected accounting treatment of the Mergers, which remains subject to confirmation. Moreover, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by Parent in connection with the Mergers. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial information. As a result, the actual financial condition of Parent following the Mergers may not be consistent with, or evident from, these unaudited pro forma combined financial statements.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Parent’s financial condition or results of operations following the consummation of the Mergers. Any material variance from the pro forma financial information may cause significant variations in the market price of the Synlogic Common Stock and the market price of the Parent Common Stock following consummation of the Mergers. See “Unaudited Pro Forma Combined Financial Information” beginning on page F-1 of this proxy statement/prospectus.

Parent may not pay any cash dividends on its capital stock in the foreseeable future, and capital appreciation, if any, will be its stockholders’ sole source of gain.

Parent may not pay any cash dividends on its capital stock in the foreseeable future, and may choose to retain all of its future earnings, if any, to finance the growth and development of its business. In addition, the terms of any future debt agreements may preclude Parent from paying dividends. As a result, capital appreciation, if any, of Parent’s common stock will be the sole source of gain for stockholders for the foreseeable future.

Parent will incur significant legal, accounting and other expenses as a public company and Parent’s management team will be required to devote substantial time to complying with public company responsibilities.

Parent will incur significant legal, accounting and other expenses as a public company that Caldera did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. Parent’s management team will consist of the executive officers of Caldera prior to the Mergers. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that Parent complies with all of these requirements. Operating Parent as a public company will divert a substantial amount of management’s time from running the business to complying with SEC and NYSE American requirements. Any changes Parent makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for Parent to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and NYSE American have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Parent’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which they have not had to do previously while Caldera was a private company.

Pursuant to Section 404, Parent is required to furnish a report by management on its internal control over financial reporting and, depending on Parent’s status as a “smaller reporting company” or “accelerated filer” following the consummation of the Mergers, and depending on the extent to which newly proposed SEC rules are adopted and become applicable to Parent, an attestation report on internal control over financial reporting may need to be issued by Parent’s independent registered public accounting firm. Compliance with Section 404 requires companies to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

If Parent or, if required, its independent registered public accounting firm is not able to conclude within the prescribed timeframe that the company’s internal control over financial reporting is effective as required by Section 404, this could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Parent’s financial statements. In addition, if Parent is not able to continue to meet these requirements, it may not be able to remain listed on NYSE American.

The SEC proposed a series of rules in May 2026 which, if adopted, could significantly reduce the compliance burden imposed on U.S. reporting companies, including potentially requiring fewer companies to obtain auditor attestations of their internal control over financial reporting pursuant to Section 404. However, there is no assurance that any of the SEC’s rule proposals will be adopted, or will be adopted as proposed, or that they would apply to Parent in whole or in part, if at all. Accordingly, until the SEC adopts final rules, if any, and their applicability to Parent is analyzed and confirmed, investors should not assume that SEC rulemaking will alleviate any of the compliance burden imposed on Parent by virtue of being a U.S. reporting company.

If Parent fails to establish and maintain proper and effective internal control over financial reporting, its operating results and ability to operate its business could be harmed.

Ensuring that Parent has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Section 404 will require annual management assessment of the effectiveness of Parent’s internal control over financial reporting.

Implementing any appropriate changes to Caldera’s internal controls may distract Parent’s officers and employees, entail substantial costs to modify Caldera’s existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of Parent’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase Parent’s operating costs and harm its business. In addition, investors’ perceptions that Parent’s internal controls are inadequate or that Parent is unable to produce accurate financial statements on a timely basis may harm Parent’s stock price. Moreover, internal control over financial reporting and the disclosure controls and procedures that Parent is required to maintain under the Exchange Act, however well designed and operated, can provide only reasonable, and not absolute, assurance that their objectives are met. Judgments in decision-making can be faulty, breakdowns can occur because of simple error or mistake, and controls can be circumvented by the acts of individuals, by collusion or by unauthorized override. Accordingly, misstatements due to error or fraud may occur and not be detected.

Parent is expected to be an “emerging growth company” and smaller reporting company under federal securities laws and will be subject to reduced public company reporting requirements, which could make Parent Common Stock less attractive to investors.

Following the consummation of the Mergers, Parent expects to qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as Parent remains an emerging growth company, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Parent could be an emerging growth company for up to five years following completion of the Mergers, although circumstances could cause it to lose that status earlier. Parent will cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which it has more than $1.235 billion in total annual gross revenues; (ii) the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as it (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Exchange Act; (iii) the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year following the fifth anniversary of the closing of its initial public offering.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. Parent has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, Parent’s financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Further, following the consummation of the Mergers, Parent expects to qualify as a “smaller reporting company” under SEC rules. As a smaller reporting company, Parent may present only two years of audited financial statements, provide reduced executive compensation disclosure and omit certain other disclosures that larger reporting companies are required to provide, and it will not be required to comply with the auditor attestation requirements of Section 404 for so long as it remains a non-accelerated filer. Parent expects to rely on some or all of these accommodations. As a result, the information available to investors about Parent may be less extensive and less comparable than the information available about other public companies, which may make it more difficult for investors to evaluate Parent’s results of operations and financial prospects. If some investors find Parent Common Stock less attractive as a result, there may be a less active trading market for Parent Common Stock and its market price may be more volatile. Parent would cease to be a smaller reporting company if the market value of its common stock held by non-affiliates exceeds $250.0 million as of the last business day of its second fiscal quarter, or if its annual revenue exceeds $100.0 million and the market value of its common stock held by non-affiliates exceeds $700.0 million as of that date. Although the aggregate equity value of Parent implied by the valuations used in the Merger Agreement and the size of the Concurrent Financing exceeds $700 million, a substantial portion of the outstanding Parent Common Stock following the Closing is expected to be held by affiliates of Parent, including Parent’s directors and executive officers and holders of more than 5% of Parent Common Stock, and by investors in the Concurrent Financing. Shares held by affiliates are excluded from the calculation of public float for purposes of the smaller reporting company and accelerated filer definitions. Accordingly, Parent expects that its public float held by non-affiliates will be less than $700 million as of the last business day of its second fiscal quarter following the Closing, and therefore expects to qualify as a smaller reporting company and a non-accelerated filer. There can be no assurance that this will be the case, and Parent’s status will be determined based on the market price of Parent Common Stock and the composition of its stockholder base at the applicable measurement date.

Parent cannot predict whether investors will find Parent Common Stock less attractive because it may rely on these exemptions. If some investors find Parent Common Stock less attractive as a result, there may be a less active trading market for Parent Common Stock and its market price may be more volatile.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about Parent, its business or its market, its stock price and trading volume could decline.

The trading market for Parent’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of Parent’s common stock, and any lack of research coverage or continuity in coverage may adversely affect the trading volume and market price of its common stock. In the event it does have equity research analyst coverage, the price of Parent’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of Parent or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

Parent will have broad discretion in the use of the cash and cash equivalents of Parent and may invest or spend such resources in ways with which you do not agree and in ways that may not increase the value of your investment.

Parent will have broad discretion over the use of the cash and cash equivalents of Parent. You may not agree with Parent’s decisions, and its use of these resources may not yield any return on your investment. Parent’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and Parent might not be able to yield a significant return, if any, on its investment of these resources. You will not have the opportunity to influence its decisions on how to use Parent’s cash resources.

If any of the events described in the sections describing the risks related to Caldera in these “Risk Factors” occur, those events could cause potential benefits of the Mergers not to be realized.

Following completion of the Mergers, Parent will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Caldera’s Financial Position, Limited Operating History and Need for Additional Capital,” “Risks Related to Caldera’s Product Development, Regulatory Approval, Commercialization and Manufacturing,” “Risks Related to Government Regulation,” “Risks Related to Caldera’s Intellectual Property” and “Risks Related to Caldera’s Business and Operations.” To the extent any of the events in the risks described in these sections occur, the potential benefits of the Mergers may not be realized and the results of operations and financial condition of Parent could be adversely affected in a material way. This could cause the market price of Parent’s common stock to decline.

The market price of Parent Common Stock is expected to be volatile, and the market price of Parent Common Stock may drop following the Mergers.

The market price of Parent Common Stock following the Mergers could be subject to significant fluctuations. Some of the factors that may cause the market price of Parent Common Stock to fluctuate include:

•	results of clinical trials and nonclinical studies of Parent’s product candidates, or those of Parent’s competitors or Parent’s existing or future collaborators;

•	the ability of Parent to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

•	failure of any of Parent’s product candidates, if approved, to achieve commercial success;

•	failure to meet or exceed financial and development projections Parent may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if Parent does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts;

•	failure by Parent to maintain its existing third-party license and supply agreements;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by Parent or its competitors;

•	actions taken by regulatory agencies with respect to Parent’s product candidates, clinical trials, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and Parent’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about Parent’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	changes in laws or regulations applicable to Parent’s product candidates;

•	adverse publicity generally, including with respect to other products and potential products in such market;

•	sales of securities by Parent or its securityholders in the future;

•	if Parent fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of Parent’s common stock;

•	failure to maintain compliance with the listing requirements of NYSE American;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the introduction of technological innovations or new therapies that compete with the products and services of Parent; and

•	period-to-period fluctuations in Parent’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Parent’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect Parent’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased stockholder activism if Parent experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with Parent’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

Failure by Parent to satisfy the initial listing standards of the NYSE American will prevent the Parent Common Stock from being listed on NYSE American and will prevent the Mergers from being completed.

Upon completion of the Mergers, Parent, which will be renamed “Caldera Therapeutics, Inc.,” intends to have the Parent Common Stock listed on the NYSE American under the symbol “CALD.” Because Parent Common Stock has never been publicly traded and Synlogic Common Stock is quoted only on the OTC Pink,

Parent must satisfy the NYSE American initial listing standards rather than the less demanding continued listing standards. The initial listing standards include a minimum bid price requirement, minimum stockholders’ equity or market value requirements, minimum round lot holder and publicly held share requirements, and corporate governance requirements. In order to satisfy the minimum bid price requirement at the Closing, the Synlogic Board intends to effect the Synlogic Reverse Stock Split, which must be approved by the Synlogic stockholders before it can be implemented. Pursuant to the Merger Agreement, the parties agreed to use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on NYSE American or another national securities exchange at or prior to the Closing, and the approval of that listing, subject to official notice of issuance, is a condition to the completion of the Mergers. If that approval is not obtained, the Mergers will not be completed unless the condition is waived. Following the Mergers, if Parent is unable to satisfy the NYSE American continued listing requirements, NYSE American may delist the Parent Common Stock.

Upon a potential delisting from NYSE American, if the Parent Common Stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Parent Common Stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the Parent Common Stock. Also, it may be difficult for Parent to raise additional capital if Parent’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Parent Common Stock and could have a material adverse effect on Parent.

An active trading market for Parent’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Mergers, there had been no public market for shares of Caldera capital stock. An active trading market for the Parent Common Stock may never develop or be sustained. If an active market for the Parent Common Stock does not develop or is not sustained, it may be difficult for Parent’s stockholders to sell their shares at an attractive price or at all.

The rights of Synlogic stockholders will change when they become stockholders of Parent.

Upon completion of the Mergers, Synlogic stockholders will cease to be stockholders of Synlogic and will become stockholders of Parent. Although both Synlogic and Parent are incorporated in Delaware and the rights of their respective stockholders are governed by the DGCL, the certificate of incorporation and bylaws of Parent that will be in effect at the Effective Time differ from the governing documents of Synlogic. As a result, Synlogic stockholders will have different rights following the Mergers, which may include differences with respect to authorized capital stock, the ability to act by written consent, the ability to call special meetings, the classification of the board of directors, advance notice requirements, amendment procedures and exclusive forum provisions. Any exclusive forum provision in the Parent governing documents may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable and may discourage claims against Parent and its directors and officers. See “Comparison of Rights of Holders of Synlogic Common Stock and Parent Common Stock” beginning on page 335 of this proxy statement/prospectus.

Future sales of shares by existing stockholders could cause Parent’s stock price to decline.

If existing securityholders of Synlogic and Caldera sell, or indicate an intention to sell, substantial amounts of Parent Common Stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of Parent Common Stock could decline. Parent is expected to have outstanding a total of approximately      million shares of common stock immediately following the completion of the

Mergers. Approximately   % of Parent Common Stock will be freely tradeable upon completion of the Mergers and approximately   % of Parent Common Stock will become available for sale in the public market beginning 180 days after the Synlogic Effective Time as a result of the expiration of lock-up agreements entered into by the executive officers, directors and certain stockholders of Caldera (and without giving effect to any restrictions on resale under securities laws). Shares received on conversion of shares acquired in the Concurrent Financing are not subject to those lock-up restrictions, and the investors in the Concurrent Financing are expected to have registration rights with respect to their shares. In addition, as soon as reasonably practicable following the Closing Date, Parent will file a registration statement on Form S-8 with respect to the offering of the shares of Parent Common Stock issuable upon the exercise of the assumed Caldera Options. The shares of common stock that are subject to outstanding Caldera Options will become eligible for sale in the public market upon the automatic effectiveness of the Form S-8 upon filing. If these shares are sold, the trading price of Parent Common Stock could decline.

The expiration of lock-up agreements 180 days after the Synlogic Effective Time could result in a significant increase in selling pressure on Parent’s common stock. The market’s anticipation of such sales, even if the sales do not occur, could depress the trading price of Parent’s common stock prior to the expiration of the lock-up period.

Synlogic is classified as a “shell company” under SEC rules as of the Closing of the Mergers, and Parent will be subject to stringent reporting requirements, offering limitations and resale restrictions.

Synlogic believes that based on Synlogic’s assets and operations on an actual and pro forma basis after giving effect to the Mergers, Synlogic is likely a “shell company” under SEC rules and will be a “shell company” at Closing. Under SEC rules, such status will affect Parent in several ways, including that:

•	Parent will need to file a Current Report on Form 8-K to report the Form 10 type information (“Super 8-K”) after the Closing reflecting its status as an entity that is no longer a shell company;

•	Parent will not be eligible to use a registration statement on Form S-3 until 12 full calendar months after the Closing;

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Parent will need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the Post-Closing Equity Incentive Plan and the Post-Closing ESPP;

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Parent will be an “ineligible issuer” for three years following the Closing, which prevents Parent from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer status, even if otherwise eligible based on its public float;

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investors who (i) were affiliates of Caldera at the time the Mergers were submitted for the consent of Caldera’s stockholders, (ii) receive securities of Parent in the Mergers and (iii) publicly offer or sell such securities would be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities; and

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Rule 144(i)(2) would limit the ability of holders of restricted securities, and any affiliates of the public company, to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of Parent per Rule 144, until one year after the Form 10 information is filed with the SEC. As a result, affiliates of Parent will not be able to rely on Rule 144 to resell shares during such period, and will be subject to restrictions on their ability to sell shares. Any affiliate of the public company would not be able to sell their shares under Rule 144 until one year after the Form 10 information is filed with the SEC.

The foregoing SEC requirements will increase Parent’s time and cost of raising capital and complying with securities laws. These limitations could also adversely affect the liquidity of Parent’s securities and could limit Parent’s ability to offer equity compensation to attract and retain employees.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements concerning Synlogic (including within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act, which are applicable to Synlogic, but not Caldera and Parent, because Synlogic, unlike Caldera and Parent, is a public company subject to the reporting requirements of the Exchange Act), the proposed Mergers and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Synlogic, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all obtain stockholder approval for the Mergers; uncertainties as to the timing of the consummation of the Mergers and the ability of each of Synlogic and Caldera to consummate the Mergers; risks related to Synlogic’s ability to correctly estimate its operating expenses and its expenses associated with the Mergers; the ability of Synlogic to protect its intellectual property rights; competitive responses to the Mergers; unexpected costs, charges or expenses resulting from the Mergers; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Mergers; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Synlogic can give no assurance that the conditions to the Mergers will be satisfied. Except as required by applicable law, Synlogic undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of the factors that may cause Synlogic’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Synlogic to complete the Synlogic Merger and the effect of the Mergers on the business of Synlogic, see the section entitled “Risk Factors” in this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Synlogic. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. There can be no assurance that the Mergers will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Mergers will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Synlogic could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Synlogic and Caldera do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF SYNLOGIC STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held on     , 2026, commencing at    : a.m., Eastern time. You will be able to participate in the Special Meeting, vote your shares electronically and submit your questions during the live webcast of the meeting by visiting     and entering your 16-digit control number found on the enclosed voting form.

Synlogic is delivering this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Synlogic Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus is first being furnished to Synlogic stockholders on or about    , 2026.

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1.

To approve the Merger Agreement by and among Synlogic, Parent, Caldera Merger Sub, Synlogic Merger Sub and Caldera, and the transactions contemplated thereby, including issuance of Parent Common Stock in the Mergers pursuant to the Merger Agreement;

2.	To approve a proposed amendment to the Synlogic Charter to effect the Synlogic Reverse Stock Split;

3.	To approve the Parent 2026 Plan;

4.	To approve the Parent 2026 ESPP;

5.

To elect one director of Synlogic to serve a three-year term expiring in 2029 (provided, however, that, if the Mergers are completed, the Parent Board will be reconstituted as provided in the Merger Agreement);

6.	To ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

7.	To approve by an advisory vote the compensation of Synlogic’s named executive officer, as disclosed in this proxy statement;

8.	To approve, on an advisory basis, the golden parachute compensation that may be paid or become payable to Synlogic’s named executive officer as a result of the Mergers; and

9.

To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more proposals presented to the stockholders.

Recommendation of the Synlogic Board

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The Synlogic Board has determined the Merger Agreement and the transactions contemplated therein, including the issuance of Parent capital stock, to be fair to, advisable and in the best interests of Synlogic and Synlogic stockholders and has approved and declared it advisable. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated therein.

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The Synlogic Board has determined the approval of the Synlogic Reverse Stock Split to be fair to, advisable and in the best interests of Synlogic and Synlogic stockholders and has approved and declared it advisable. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 2 to approve the Synlogic Reverse Stock Split.

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The Synlogic Board has determined that adopting the Parent 2026 Plan is advisable and in the best interests of Synlogic and the Synlogic stockholders. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 3 to adopt the Parent 2026 Plan.

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The Synlogic Board has determined that adopting the Parent 2026 ESPP is advisable and in the best interests of Synlogic and the Synlogic stockholders. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 4 to adopt the Parent 2026 ESPP.

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The Synlogic Board has determined and believes that it is advisable to, and in the best interests of, Synlogic and Synlogic stockholders to approve, the election of one director of Synlogic to serve a three-year term expiring in 2029. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 5 to elect one director of Synlogic to serve a three-year term expiring in 2029, as disclosed in this proxy statement/prospectus.

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The Synlogic Board has determined and believes that it is advisable to, and in the best interests of, Synlogic and Synlogic stockholders to ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 6 to ratify the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026, as disclosed in this proxy statement/prospectus.

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The Synlogic Board has determined and believes that it is advisable to, and in the best interests of, Synlogic and Synlogic stockholders to approve, on an advisory basis, the compensation of Synlogic’s named executive officer. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 7 to approve, on an advisory basis, the compensation of Synlogic’s named executive officer, as disclosed in this proxy statement/prospectus.

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The Synlogic Board has determined and believes that it is advisable to, and in the best interests of, Synlogic and Synlogic stockholders to approve, on an advisory basis, the compensation that will or may become payable to the named executive officer of Synlogic in connection with the Mergers. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 8 to approve, on an advisory basis, the compensation that will or may become payable to the named executive officer of Synlogic in connection with the Mergers, as disclosed in this proxy statement/prospectus.

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The Synlogic Board has determined and believes that adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1 is advisable to, and in the best interests of, Synlogic and Synlogic stockholders. The Synlogic Board recommends that Synlogic stockholders vote “FOR” Proposal No. 9 to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

Record Date and Voting Power

Only holders of record of Synlogic Common Stock at the close of business on the Record Date,     , 2026, are entitled to notice of, and to vote at, the Special Meeting. There were approximately     holders of record of Synlogic Common Stock at the close of business on the Record Date. At the close of business on the Record Date,     shares of Synlogic Common Stock were issued and outstanding. Each share of Synlogic Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting. See the section entitled “Security Ownership of Certain Beneficial Owners of Synlogic” in this proxy statement/prospectus for information regarding persons known to the management of Synlogic to be the beneficial owners of more than 5% of the outstanding shares of Synlogic Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Synlogic Board for use at the Special Meeting.

If you are a stockholder of record of Synlogic as of the Record Date referred to above, you may vote at the Special Meeting or vote by proxy via the Internet, by telephone or by using the enclosed proxy card. Whether or not you plan to attend the Special Meeting, Synlogic urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote at the Special Meeting if you have already voted by proxy. As a stockholder of record:

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to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided; if you return your signed proxy card to Synlogic before the Special Meeting, Synlogic will vote your shares as you direct; and

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to vote by telephone or on the Internet, dial the phone number on the proxy card or voting instruction form, or visit the website on the proxy card or voting instruction form to complete an electronic proxy card; you will be asked to provide the company number and control number from the enclosed proxy card and your vote must be received by 11:59 p.m. Eastern time on     , 2026, to be counted.

If your shares of Synlogic Common Stock are held in an account at a brokerage firm, bank, dealer or other similar organization, that is, in “street name,” you should receive voting instructions from the organization that holds your shares. If you do not give instructions to such organization, as your nominee, such nominee can vote your shares of Synlogic Common Stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of NYSE American for which your broker or other agent may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, the shares of Synlogic Common Stock will be treated as broker non-votes. It is anticipated that all proposals will be non-discretionary items, other than Proposal No. 6 related to the ratification of the appointment of KPMG LLP as Synlogic’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of shares of Synlogic Common Stock executes and returns a proxy and does not specify otherwise, the shares of Synlogic Common Stock represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Synlogic Board.

Synlogic stockholders of record, other than those Synlogic stockholders who have executed Synlogic Support Agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of the following ways:

•	send timely written notice to Synlogic’s Principal Executive Officer and Principal Financial Officer stating that the stockholder would like to revoke its proxy; or

•	submit new proxy instructions either on a new proxy card or via phone or the Internet.

If a Synlogic stockholder who owns shares of Synlogic Common Stock in “street name” has instructed a broker to vote its shares of Synlogic Common Stock, the stockholder must follow the directions received from its broker to change those instructions.

Required Vote

The presence, or representation by proxy, at the Special Meeting of the holders of a majority in voting power of the shares of Synlogic Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date, voting as a single class, is required for approval of Proposal Nos. 1 and 2. The affirmative vote of the holders of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 3, 4, 6, 7, 8 and 9. With respect to Proposal No. 5, directors are elected by a plurality of the affirmative votes cast at the meeting or by proxy at the Synlogic Special Meeting, and the nominee for director receiving the highest number of affirmative votes will be elected.

To consummate the Mergers, Synlogic stockholders must approve Proposal No. 1. The approval of the Merger Agreement and the transactions contemplated therein requires the affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date. Approval of the Merger Agreement and the transactions contemplated therein (the “Merger Proposal”) is a condition to the completion of the Mergers. Therefore, the Mergers cannot be consummated without the approval of the Merger Proposal. Approval of the adoption of the Parent 2026 Plan and the adoption of the Parent 2026 ESPP are conditioned upon the consummation of the Mergers. If the Mergers are not completed, the Parent 2026 Plan and the Parent 2026 ESPP will not be adopted.

Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 3, 4, 6, 7, 8 and 9. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 1 and 2. Broker non-votes will have no effect with respect to Proposal No. 5. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal No. 6.

As of August 15, 2026, the directors and executive officers of Synlogic beneficially owned less than 3.0% of the outstanding shares of Synlogic Common Stock entitled to vote at the Special Meeting. Holders of approximately 50.9% of Synlogic Common Stock, including all of the directors and executive officers of Synlogic, as well as certain holders of greater than 5% of Synlogic Common Stock, are subject to Synlogic Support Agreements. Each Synlogic stockholder that entered into a Synlogic Support Agreement has agreed to vote all shares of Synlogic Common Stock owned by such holder as of the Record Date (a) in favor of approval of the adoption of the Merger Agreement and any of the transactions contemplated thereby, including the Mergers and the issuance of shares of Parent Common Stock to Synlogic stockholders and Caldera stockholders, and (b) against any competing acquisition proposal with respect to Synlogic.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Synlogic may solicit proxies from Synlogic stockholders by personal interview, telephone, telegram or otherwise. Synlogic and Caldera will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Synlogic Common Stock for the forwarding of solicitation materials to the beneficial owners of Synlogic Common Stock. Synlogic will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Synlogic has engaged Alliance Advisors, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $15,000 in total.

Assistance

If you need assistance with submitting a proxy to vote your shares via the Internet, by telephone or by completing your Synlogic proxy card, or have questions regarding the Special Meeting, please contact Alliance Advisors, LLC, the proxy solicitor for Synlogic, at 1-866-206-8304 (toll-free) or by email at SYBX@allianceadvisors.com.

Adjournments

Although it is not currently expected, the Merger Agreement provides that if on or before the date on which the Special Meeting is scheduled, Synlogic reasonably believes that (1) it will not receive sufficient proxies for approval of the Merger Agreement Proposal, whether or not a quorum is present or (2) it will not have enough shares of Synlogic Common Stock represented to constitute a quorum necessary to conduct the business of the Special Meeting, Synlogic may postpone or adjourn, or make one or more successive postponements or adjournments of, the Special Meeting, each not to exceed 10 days, as long as the date of the Special Meeting is not postponed or adjourned more than an aggregate of 60 days in connection with all such postponements or adjournments pursuant to either or both of the preceding clauses (1) and (2). Pursuant to the Synlogic Bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken, unless the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the Special Meeting. If the Special Meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the Special Meeting, the Synlogic Board may postpone the meeting without the approval of the Synlogic stockholders. Although it is not currently expected, the Merger Agreement provides that the Synlogic Board may postpone the Special Meeting for the purpose of soliciting additional proxies if Synlogic has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the Merger Agreement Proposal. The Merger Agreement provides that each such postponement will not exceed 10 days and that the Special Meeting will not be adjourned or postponed to a date that is more than an aggregate of 60 days after the date for which the Special Meeting was originally scheduled. If the Special Meeting is postponed for the purpose of soliciting additional proxies, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Stockholder List

A list of Synlogic stockholders entitled to vote at the Special Meeting will be available for inspection by any stockholder for any purpose germane to the Special Meeting for a period of at least 10 days prior to the Special Meeting. If you wish to view this list, please contact Synlogic’s Principal Executive Officer and Principal Financial Officer at Synlogic, Inc., PO Box 30, Winchester, MA 01890.

Other Matters

As of the date of this proxy statement/prospectus, the Synlogic Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGERS

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Mergers, including the Merger Agreement. While Synlogic and Caldera believe that this description covers the material terms of the Mergers and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Mergers and the Merger Agreement, including the Merger Agreement attached to this proxy statement/prospectus as Annex A, the Lucid Opinion attached as Annex E, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Mergers

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among members of the Synlogic, Caldera, Synlogic’s representatives, Caldera’s representatives and other parties.

On February 8, 2024, Synlogic announced the results of an internal review which indicated that Synlogic’s Synpheny-3 trial was unlikely to meet its primary endpoint. Following this internal review, Synlogic decided to discontinue the Synpheny-3 trial and publicly announced that it was conducting an assessment of strategic options to enhance shareholder value, and that, as a result of this process, Synlogic will cease operations, and reduce its workforce by more than 90%.

On February 15, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management. Representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), Synlogic’s regular outside legal counsel, and representatives of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”), Synlogic’s special Delaware counsel, also attended. The Synlogic Board considered the strategic options for Synlogic, including, among other things, prospects for remaining as a standalone company, dissolving Synlogic and distributing remaining cash to stockholders, a possible acquisition of Synlogic, including through a reverse merger, sale to another company or sale to a private investor. In consultation with Synlogic’s outside legal counsel, the Synlogic Board discussed its fiduciary duties in connection with the evaluation of the strategic options available to Synlogic. The Synlogic Board considered the benefits and risks of the various strategic alternatives, including the likelihood of finding a counterparty for a transaction, and the timeline and costs associated with such strategic options.

At this same meeting, the Synlogic Board discussed whether to engage a financial advisor to assist the Synlogic Board in evaluating strategic alternatives. The Synlogic management team provided an overview to the Synlogic Board of discussions management held with potential financial advisors and recommended engaging Ladenburg Thalmann & Co., Inc. (“Ladenburg”).

On February 18, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management, Mintz, Morris Nichols and Ladenburg. At this meeting, the Board interviewed the Ladenburg team and determined to engage Ladenburg as financial advisor. In determining to engage Ladenburg, the Synlogic Board took into consideration that Ladenburg is an internationally recognized investment banking, financial advisory and securities firm with expertise in the biopharmaceutical sector that is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, including reverse merger transactions.

The Synlogic Board then authorized Synlogic’s management to negotiate the terms of engagement of Ladenburg as Synlogic’s financial advisor, and an engagement letter was executed on February 19, 2024. The Ladenburg team subsequently departed Ladenburg to join Lucid and on March 18, 2024, Synlogic executed a new engagement letter with Lucid as financial advisor.

On March 20, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending. At this meeting, among other things, Lucid provided the Synlogic Board with an update on the strategic review process and noted that representatives of Lucid had contacted a total of 120 parties to solicit interest in a potential transaction with Synlogic.

Starting in mid-March 2024, Lucid sent out initial process letters to 29 parties requesting formal proposals by April 4, 2024 and which requested submission of a preliminary indication of interest from such parties.

On April 2, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the status of the process undertaken through Lucid with respect to a solicitation of proposals for a potential reverse merger with Synlogic.

On April 12, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the reverse merger proposals received to date. Synlogic received 27 reverse merger proposals and the Lucid team provided their perspective on each of the proposals. Following this discussion, the Synlogic Board narrowed down the potential counterparties to four: Company A, Company B, Company C and Company D. Following this meeting, each of Company A, Company B, Company C and Company D was invited to make a presentation to the Synlogic Board and did so between April 16, 2024 and April 30, 2024.

The candidates were selected based on the Synlogic Board’s evaluation of certain characteristics, including the strength of the candidate’s programs and intellectual property from clinical, regulatory and commercial perspectives as well as financial terms of the counterparty’s proposal relative to the risks and potential benefits of such counterparty. In evaluating the strength of each candidate’s programs and intellectual property, the Synlogic Board considered factors such as the stage of the candidate’s development programs, the strength of the pre-clinical and clinical data, the number of programs as well as the potential for success and level of program risk. In evaluating the financial terms of the counterparty’s proposal, the Synlogic Board considered factors such as the rationale for the counterparty valuation, the need for additional financing to achieve clinical milestones, the ability of the counterparty to raise the required financing, the ability of the counterparty to meet the reporting requirements of a public company, the timeline for value creation for Synlogic stockholders as well as the experience of the counterparty’s management.

Also between April 16, 2024 and April 30, 2024, representatives of Lucid and representatives of Company A discussed Company A’s efforts toward obtaining interest in a concurrent financing to accompany the proposed transaction.

Between April 30, 2024 and June 10, 2024, Synlogic engaged in discussions regarding the terms of a transaction, and due diligence, with respect to Company A.

On April 30, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the reverse merger process to date. Representatives of Lucid briefed the Synlogic Board on Company A’s efforts toward obtaining interest in a concurrent financing to accompany its proposed transaction.

On May 7, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, a proposed term sheet for a reverse merger transaction with Company A. In addition, the Synlogic Board discussed with Lucid the financing efforts for a PIPE in connection with a reverse merger transaction with Company A.

On May 14, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the latest discussions regarding the proposed reverse merger transaction with Company A.

On May 28, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to review, among other things, the latest discussions regarding a proposed reverse merger transaction with Company A. Representatives of Lucid also provided an update regarding financing discussions. As part of this discussion, the Synlogic Board discussed other potential reverse merger candidates should discussions with Company A terminate, including Company B, Company C and Company D.

On June 4, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to review, among other things, the latest discussions regarding a proposed reverse merger transaction with Company A. As part of this discussion, the Synlogic Board discussed the projected cash needs of the combined company and potentially seeking a discussion with the Synlogic warrantholders regarding removal of the “Black-Scholes” payment upon the occurrence of a “Fundamental Transaction” otherwise required by the warrants.

On June 10, 2024, each of Synlogic and Company A executed a term sheet for a reverse merger transaction, which included a valuation of Synlogic of $18.0 million assuming target net cash of $6.0 million. This term sheet expired in accordance with its terms due to, among other reasons, Company A’s inability to attract sufficient investor interest in a concurrent financing.

On June 25, 2024 and July 2, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, efforts to engage with Synlogic’s warrantholders regarding removal of the Black-Scholes provision and to discuss the lack of progress by Company A regarding the proposed concurrent financing. Following the lack of progress regarding the proposed concurrent financing, at the July 2, 2024 meeting, the Synlogic Board discussed potential alternative counterparties for a reverse merger transaction, including Company B and Company E, which was among the companies that submitted proposals to Synlogic that were reviewed by the Synlogic Board on April 12, 2024. In addition, at the July 2, 2024 meeting, the Synlogic Board discussed potential liquidation of Synlogic and tasked Synlogic management with creating an analysis regarding anticipated proceeds for a liquidation, including estimated timing and cash burn.

Between July 2, 2024 and mid-August 2024, Synlogic and Company B engaged in discussions regarding a potential reverse merger transaction with a concurrent financing, but Synlogic and Company B mutually determined not to continue such discussions due to Company B’s inability to attract sufficient interest in its concurrent financing.

On July 9, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to review, among other things, the latest discussions regarding a proposed reverse merger transaction with Company E. Between July 2, 2024 and July 9, 2024, Synlogic engaged in discussions regarding the terms of a transaction, and due diligence, with respect to Company E. Following discussion and due diligence regarding Company E’s prospective financing, the Synlogic Board determined to cease discussions with Company E. Also at this meeting, representatives of Lucid introduced a potential transaction with Company F. Following this meeting, the Lucid team prepared a proposed term sheet that was shared with Company F, which included a valuation of Synlogic of $15.0 million assuming a target net cash of $5.0 million.

On July 16, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to review, among other things, the latest discussions regarding a proposed reverse merger transaction with Company F. Between July 9, 2024 and September 10, 2024, Synlogic engaged in discussions regarding the terms of a transaction, and due diligence, with respect to Company F. In addition, at this meeting the Synlogic Board discussed recent discussions with Cable Car, Synlogic’s largest stockholder, regarding potential liquidation and representatives of Cable Car expressed their lack of interest in a liquidation and a preference for continuing to evaluate other strategic alternatives.

On July 30, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, delays associated with a potential transaction with Company F as a result of Company F’s need to identify an appropriate management team and address certain accounting issues. As part of this meeting, the Synlogic Board discussed the current cash burn with representatives from Lucid providing analysis regarding the pros and cons of liquidation versus continuing to search for a reverse merger candidate or other strategic alternatives.

On September 10, 2024, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to review, among other things, latest discussions regarding a proposed reverse merger transaction with Company F, particularly noting the continued delay in the timeline for a transaction with Company F. At this meeting, the Synlogic Board discussed a potential transaction with Company G, who was introduced to the Synlogic Board by an existing member of the Synlogic management team, including Company G’s cash needs and support from high-quality institutional investors. The Synlogic Board then instructed Synlogic management and its advisors to engage with Company G on a term sheet and a term sheet was distributed to Company G following the meeting. The term sheet included a valuation of Synlogic of $25.0 million assuming a target net cash of $10.0 million. The Synlogic Board held subsequent meetings on September 17, 2024, September 24, 2024, and October 1, 2024 to discuss a potential transaction with Company G.

Between September 10, 2024 and October 3, 2024, Synlogic and Company G negotiated a term sheet, which was eventually executed on October 3, 2024. The term sheet provided for a valuation of Synlogic of $22.0 million assuming a target net cash of $10.0 million and a 30-day exclusivity period and did not include a standstill provision.

On October 21, 2024, counsel for Company G sent a draft of a proposed merger agreement to Mintz.

On October 22, 2024, November 12, 2024, November 19, 2024, and November 26, 2024, the Synlogic Board held videoconference meetings with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the financing process for Company G’s proposed financing to be concurrent with the reverse merger transaction. At these meetings, the Board also discussed potential strategic alternatives, including liquidation.

On January 7, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the lack of progress regarding Company G’s proposed financing. In addition, Company G had indicated an inability to acquire an asset that was an integral part of its proposed transaction. Also at this meeting, the Synlogic Board discussed other potential targets for a strategic transaction. Following this discussion, the Synlogic Board instructed management to terminate the term sheet with Company G, and management delivered a termination notice to Company G later that day.

On January 28, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, potential reverse merger partners based on information provided by Lucid in advance of the meeting. Following this meeting, the Synlogic Board instructed Lucid to set up management presentations with Company H and Company I, which meetings were held during the following weeks. Synlogic further decided to cease discussions for a potential transaction with Company I due to Company I’s inability to demonstrate it was capable of accessing the financing necessary to complete the proposed transaction.

On February 25, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the meetings with Company H and Company I. At this Synlogic Board meeting, the Synlogic Board instructed Lucid to engage in discussions with Company H regarding valuation.

On March 4, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the status of discussions with Company H, which ultimately decided not to pursue a transaction with Synlogic given the insignificant amount of net cash available from Synlogic. At this meeting, the Synlogic Board also discussed a potential liquidation and discussions with Cable Car regarding a liquidation. At this meeting, the Synlogic Board determined to continue to search for suitable strategic alternatives and to engage in further discussions with Cable Car regarding a potential liquidation.

On May 22, 2025, the Synlogic Board received a non-binding letter of interest from Company J to acquire approximately 77% of Synlogic from certain large stockholders of Synlogic. Following the receipt of this proposal, representatives of Mintz and counsel for Company J engaged in discussions regarding the proposed terms and structure for such a transaction.

On June 5, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to review, among other things, the status of discussions with Company J. It was determined at this meeting that the Synlogic Board was not interested in engaging in discussions with Company J unless the offer to purchase was to be made to all stockholders of Synlogic, and the Synlogic Board instructed Lucid to communicate to Company J that it would only be interested in discussing the proposal further if minority stockholders would be permitted to participate in the offer.

Between June 5, 2025 and August 21, 2025, Synlogic, with the assistance of Lucid, engaged in various discussions with digital asset treasury companies. On August 21, 2025, Synlogic entered into a term sheet with Company K regarding a private placement of securities with the proceeds to be used in support of Company K’s digital asset treasury strategy and which provided for a change in the management of Synlogic.

On August 30, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss the status of Company K’s proposed private placement. This term sheet with Company K expired in accordance with its terms due to the lack of progress with respect to the proposed private placement.

During September and October of 2025, Synlogic continued to engage in various discussions with digital asset treasury companies, including entering into discussions with Company L regarding a private placement of securities with the proceeds to be used in support of Company L’s digital asset treasury strategy and which provided for a change in the management of Synlogic.

On November 7, 2025, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, recent discussions with the staff (the “Staff”) of Nasdaq regarding the Staff’s concerns regarding Synlogic’s current operations.

On November 11, 2025, Synlogic received a communication from the Staff of Nasdaq requesting additional information to assist the Staff in determining whether Nasdaq would deem Synlogic to be a public shell company under the rules and regulations of Nasdaq.

On November 21, 2025, Synlogic received a letter (the “Notice”) from the Staff of Nasdaq that stated the Staff’s belief that Synlogic was a “public shell” and that, therefore, the continued listing of its securities was no longer warranted in the view of the Staff.

On November 28, 2025, Synlogic timely requested a hearing before the Hearings Panel of Nasdaq, which temporarily stayed the suspension of trading and delisting of Synlogic’s common stock from Nasdaq. The hearing was scheduled for January 20, 2026.

From mid-November 2025 through January 21, 2026, Synlogic and Lucid, on behalf of Synlogic, engaged in broad market outreach to identify potential reverse merger candidates. On December 20, 2025, Synlogic received a non-binding proposal from Company M for a proposed reverse merger transaction, which included a valuation of Synlogic of $8.0 million assuming a target net cash of $1.0 million. Between December 20, 2025 and January 2, 2026, Synlogic and Company M engaged in various discussions regarding a proposed reverse merger transaction and on January 2, 2026, Synlogic and Company M executed a term sheet for a reverse merger transaction, which included a valuation of Synlogic of $14.0 million assuming a target net cash of $7.0 million. The term sheet provided for a 30-day exclusivity period and did not include a standstill provision.

On January 7, 2026, counsel for Company M sent a draft of a proposed merger agreement to Mintz.

On January 9, 2026, Company M terminated discussions regarding a proposed reverse merger with Synlogic.

On January 16, 2026, Synlogic withdrew its request for a hearing with the Nasdaq Hearings Panel. As a result, later that day, Synlogic received notice from Nasdaq that its shares would be suspended at the open of business on January 21, 2026.

On January 21, 2026, Synlogic’s shares of common stock ceased trading on Nasdaq and began being quoted by the OTC Markets.

On January 21, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, an analysis of, and potential timing for, a liquidation of Synlogic.

In late January 2026 and throughout April 2026, members of the Synlogic Board engaged in various discussions with Cable Car regarding potential strategic alternatives, including potential reverse mergers and liquidation. In addition, during March and April 2026, members of the Synlogic Board engaged in discussions with Cable Car regarding the possibility of Cable Car pursuing a take-private transaction.

On February 4, 2026, Company N presented to the Synlogic Board regarding a potential reverse merger transaction, but discussions ceased before the parties exchanged a concrete proposal.

On February 10, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, further analysis regarding a liquidation of Synlogic and a potential cash dividend to stockholders.

On February 25, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, further analysis regarding a liquidation of Synlogic and determined to move forward with next steps for a liquidation of Synlogic.

On March 10, 2026, at the request of the Synlogic Board, representatives of Mintz engaged in discussions with counsel for Company O regarding a potential reverse merger transaction and concurrent uplist to Nasdaq.

On March 19, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, a potential uplist transaction to Nasdaq with Company O or other potential counterparties. Also at this meeting, the Synlogic Board discussed recent communications with Cable Car regarding the possibility of Cable Car pursuing a take-private transaction.

On March 26, 2026, representatives of the Synlogic Board and of Synlogic management met with Company P regarding a potential reverse merger transaction and concurrent uplist to Nasdaq and with Company Q regarding a potential asset sale or reverse merger transaction.

On March 30, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to review, among other things, recent discussions with Cable Car regarding a potential take-private transaction. Also at this meeting the Synlogic Board evaluated recent discussions with potential reverse merger targets.

On April 2, 2026, the Synlogic Board received an unsolicited non-binding proposal from Cable Car to acquire all outstanding shares of Synlogic common stock not owned by Cable Car at a price equal to $0.64 per share in cash, which represented a $0.045 per share premium compared to $0.595 per share closing price of Synlogic’s common stock on April 1, 2026.

On April 6, 2026, representatives of Mintz, at the direction of the Synlogic Board, conveyed a counter-offer to representatives of Olshan, Frome, Wolosky LLP (“Olshan”), counsel to Cable Car, of $0.67 per share in cash for all outstanding shares of Synlogic common stock not owned by Cable Car.

On April 7, 2026, the Synlogic Board executed a written consent forming a Special Transaction Committee of the Synlogic Board consisting of Peter Barrett and Ed Mathers to explore proposed sale or change-of-control transactions and other similar business transactions involving Synlogic, including, without limitation, the potential take-private transaction with Cable Car. The Special Transaction Committee was formed for convenience and efficiency, and not to address any actual or perceived director conflict of interest, and its members were not paid any additional compensation by Synlogic for serving on the committee. The Special Transaction Committee was delegated the full power and authority of the Synlogic Board to: (1) direct and oversee the Synlogic’s evaluation and negotiation of the proposed transaction with Cable Car, including to review and approve confidentiality agreements, letters of intent and similar preliminary agreements in connection with any proposed transaction; (2) support management in the negotiation of the terms of any definitive agreements with respect to any proposed transaction with Cable Car and to interface with management and financial and legal advisors as appropriate to provide an additional layer of oversight and guidance; and (3) report regularly to the Synlogic Board with respect to the status of any proposed transaction with Cable Car. The Synlogic Board retained the power and authority to approve Synlogic entering into the potential transactions and any definitive agreement in respect thereof.

On April 13, 2026, Synlogic and Cable Car executed an amended and restated mutual confidential disclosure agreement, which included a standstill provision.

On April 15, 2026, representatives of Olshan conveyed a counter-offer to representatives of Mintz of $0.65 per share in cash for all outstanding shares of Synlogic common stock not owned by Cable Car, subject to two new conditions related to minimum net cash and certain trading price parameters of Synlogic common stock.

On April 16, 2026, the Special Transaction Committee held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, recent discussions with Cable Car, including Cable Car’s most recent proposal.

On April 16, 2026, representatives of Mintz, at the direction of the Synlogic Board, conveyed a counter-offer to representatives of Olshan indicating a willingness to accept $0.65 per share in cash for all outstanding shares of Synlogic common stock not owned by Cable Car and rejected the previously proposed conditions.

On April 20, 2026, Cable Car submitted a revised proposal to the Synlogic Board to acquire all outstanding shares of Synlogic common stock not owned by Cable Car at a price equal to $0.65 per share in cash.

On April 21, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, Cable Car’s recent proposal. At this meeting, the Synlogic Board instructed representatives of Mintz to convey a willingness to accept Cable Car’s $0.65 per share proposal, which Mintz conveyed to Cable Car later that day.

On April 23, 2026, the Synlogic Board received an unsolicited proposal from Company R to acquire all shares of Synlogic common stock in exchange for restricted shares of common stock of Company R, which valued Synlogic at $12.5 million.

On April 29, 2026, the Special Transaction Committee held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, the proposal by Company R. The Special Transaction Committee determined to reject the proposal from Company R due to uncertainty regarding the scientific and financial prospects of Company R. In addition, the Special Transaction Committee instructed Synlogic management to coordinate with Lucid to seek to identify potential reverse merger candidates.

On April 30, 2026, Synlogic executed a mutual confidentiality agreement with Company S, which did not include a standstill provision. Synlogic was introduced to Company S by Dr. Barrett. Dr. Barrett disclosed to the Synlogic Board that Company S was a portfolio company of Atlas Venture where Dr. Barrett is a partner.

On May 8, 2026, Synlogic received a term sheet for a reverse merger transaction with Company S, which valued Synlogic at $8.0 million, assuming target net cash of $0.

On May 12, 2026, Company S presented to the Synlogic Board regarding a potential reverse merger transaction.

Later that day, on May 12, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, the presentation by Company S. At this meeting, Dr. Barrett reminded the Synlogic Board that Company S was a portfolio company of Atlas Venture where Dr. Barrett is a partner.

From May 12, 2026 to May 18, 2026, Synlogic and Company S negotiated a term sheet for a reverse merger transaction, but Company S withdrew from negotiations without executing the term sheet.

On May 14, 2026, Synlogic was introduced to Caldera by Dr. Barrett. Dr. Barrett disclosed to the Synlogic Board that Caldera is a portfolio company of Atlas Venture, where Dr. Barrett is a partner.

On May 20, 2026, Caldera presented to the Synlogic Board regarding a potential reverse merger transaction.

On May 21, 2026, Lucid, at the direction of the Synlogic Board, sent a non-binding term sheet for a reverse merger transaction to Caldera (the “May 21 Term Sheet”), proposing, among other things, a post-Closing ownership split of 1.69% for Synlogic equityholders, 70.22% for Caldera equityholders and 28.9% for investors in the contemplated private placement, on a fully diluted basis for each of Synlogic and Caldera. The post-Closing ownership reflected relative valuations of $12.0 million and $500.0 million for Synlogic and Caldera, respectively, and assumed Synlogic’s net cash at Closing was $0.0 million. In addition, the May 21 Term Sheet assumed a $200.0 million private placement, included a deduction from Synlogic net cash for the estimated Black-Scholes payments required under Synlogic’s outstanding warrants, included an $8.0 million valuation floor for Synlogic, proposed that the parties would seek voting commitments from the Synlogic and Caldera principal stockholders and that the continuing officers and directors of each of Synlogic and Caldera would sign 180-day lock-up agreements, included a binding 30-day exclusivity provision, a detailed definition of Synlogic net cash (including a proposal to split third party expenses related to the transaction including financial printer and SEC fees), that the definitive agreement include customary deal protections such as no-shop provisions and a fiduciary out for Synlogic.

On May 23, 2026, Synlogic was introduced to Company T by Mr. Mathers. Mr. Mathers disclosed to the Synlogic Board that New Enterprise Associates, where Mr. Mathers is a partner, was an investor in Company T. On May 26, 2026, Synlogic executed a mutual confidentiality agreement with Company T, which did not include a standstill provision.

Between May 26, 2026 and through June 18, 2026, Synlogic and Company T negotiated a term sheet for a reverse merger but a term sheet was never executed due to the difference in expected valuations (Company T’s proposal valued Synlogic at $8.0 million) and the Synlogic Board’s more favorable view of Caldera’s future prospects compared to those of Company T.

On June 2, 2026, representatives of Olshan sent a draft merger agreement for a take-private transaction by Cable Car to representatives of Mintz.

On June 7, 2026, Caldera sent a revised term sheet to Synlogic (the “June 7 Term Sheet”). In the June 7 Term Sheet Caldera agreed upon the valuations for both parties Synlogic had proposed, but included a deduction from Synlogic’s net cash for the actual (as opposed to estimated) Black-Scholes payments required at the Closing under Synlogic’s outstanding warrants, proposed that the combined company board of directors would be determined by Caldera in its sole discretion, required that the parties seek voting commitments from principal stockholders, including Cable Car, Funicular Funds and NEA, rejected Synlogic’s proposal to split financial printer and SEC filing fees and included a “fiduciary out” for Caldera.

On June 9, 2026, Synlogic sent a revised term sheet to Caldera (the “June 9 Term Sheet”). The June 9 Term Sheet clarified the calculation mechanisms for the Black-Scholes payments required under Synlogic’s outstanding warrants, reinserted the proposal to split financial printer and SEC filing fees with a cap of $150,000 for Caldera and accepted the inclusion of a fiduciary out for Caldera, subject to mutually acceptable termination fees in amounts to be determined in the definitive agreements.

On June 11, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz and Lucid also attending to discuss, among other things, Caldera and Company T. At this meeting, Dr. Barrett reminded the Synlogic Board that Caldera was a portfolio company of Atlas Venture where Dr. Barrett is a partner and Mr. Mathers reminded the Synlogic Board that New Enterprise Associates, where Mr. Mathers is a partner, is an investor in Company T.

On June 17, 2026, Caldera sent a revised term sheet to Synlogic (the “June 17 Term Sheet”). The June 17 Term Sheet substantially accepted all proposals in the June 9 Term Sheet but increased the duration of the binding exclusivity provision to 45 days.

Later on June 17, 2026, Synlogic executed a mutual confidentiality agreement with Caldera, which did not include a standstill provision.

On June 18, 2026, the June 17 Term Sheet was executed by Synlogic and Caldera.

Throughout June 2026 and up until the signing of the Merger Agreement in late July 2026, representatives of Synlogic and Caldera and their advisors continued to perform due diligence on each other.

On June 22, 2026, representatives of Synlogic, Caldera, Mintz, Lucid and Fenwick & West LLP (“Fenwick”), outside counsel to Caldera, held an organizational meeting to discuss the process for due diligence, negotiation of definitive agreements, and a concurrent private financing.

On June 30, 2026, representatives of Fenwick sent representatives of Mintz a draft of the Merger Agreement. The initial draft of the Merger Agreement provided for, among other things, (i) exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, (ii) the cancellation of all out-of-the-money Synlogic Options at Closing, (iii) an exception to the interim covenants permitting Caldera to conduct build-out activities without Synlogic’s consent, (iv) mutual covenants regarding the Concurrent Financing, (v) a mutual closing condition with respect to the Closing of the Concurrent Financing, (vi) reciprocal “fiduciary out” provisions applicable under certain circumstances in connection with an “intervening event” or “superior proposal,” with associated termination fees, (vii) a “force-the-vote” provision requiring Synlogic to hold a stockholder meeting even if the Synlogic Board were to change its recommendation, and (viii) a termination fee payable from Synlogic to Caldera if Caldera terminates the Merger Agreement by reason of not closing before the Outside Date. The amounts of the termination fees were not specified in the initial draft of the Merger Agreement.

On July 8, 2026, representatives of Mintz sent representatives of Fenwick a revised draft of the Merger Agreement. The revised draft of the Merger Agreement, among other things, (i) rejected the exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, (ii) provided for the assumption of all out-of-the-money Synlogic Options by Parent at Closing, (iii) deleted the exception to the interim covenants permitting Caldera to conduct build-out activities without Synlogic’s consent, (iv) deleted Synlogic’s covenants regarding the Concurrent Financing, (v) replaced the mutual closing condition with respect to the Closing of the Concurrent Financing with a closing condition to Synlogic’s obligations under the Merger Agreement with respect to the Closing of the Concurrent Financing, (vi) narrowed the definition of “intervening event” to material developments or change in circumstances that were not known or reasonably foreseeable as of the date of the Merger Agreement, (vii) deleted the “force-the-vote” provision requiring Synlogic to hold a stockholder meeting even if the Synlogic Board were to change its recommendation, and (viii) added a reciprocal termination fee payable from Caldera to Synlogic if Synlogic terminates the Merger Agreement by reason of not closing before the Outside Date. The amounts of the termination fees were not specified in the revised draft of the Merger Agreement.

On July 11, 2026, representatives of Fenwick sent representatives of Mintz a revised draft of the Merger Agreement. The revised draft of the Merger Agreement, among other things, (i) reinserted the exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, (ii) reinserted the mutual closing condition with respect to the Closing of the Concurrent Financing, and (iii) included $5.0 million as the amount of the termination fee payable from Caldera to Synlogic under certain circumstances and $1.25 million as the amount of the termination fee payable from Synlogic to Caldera under certain circumstances.

On July 14, 2026, the Synlogic Board held a videoconference meeting with representatives of Synlogic management and representatives of Mintz also attending to discuss, among other things, the latest revisions to the Merger Agreement and proposed additional revisions.

On July 15, 2026, representatives of Mintz sent representatives of Fenwick a further revised draft of the Merger Agreement, reflecting the proposed changes discussed by the Synlogic Board at its July 14, 2026 meeting. The revised draft of the Merger Agreement, among other things, (i) removed the exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, (ii) replaced the mutual closing condition with respect to the Closing of the Concurrent Financing with a closing condition to Synlogic’s obligations under the Merger Agreement with respect to the Closing of the Concurrent Financing, and (iii) decreased from $1.25 million to $1.0 million the amount of the termination fee payable from Synlogic to Caldera under certain circumstances.

On July 16, 2026, representatives of Fenwick and representatives of Mintz held a meeting via videoconference to negotiate the latest revisions to the Merger Agreement.

On July 17, 2026, representatives of Fenwick sent representatives of Mintz a further revised draft of the Merger Agreement. The revised draft of the Merger Agreement, among other things, (i) reinserted the exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, and (ii) reinserted the mutual closing condition with respect to the Closing of the Concurrent Financing.

On July 20, 2026, representatives of Mintz sent representatives of Fenwick a further revised draft of the Merger Agreement. The revised draft of the Merger Agreement, among other things, (i) removed the exceptions to the definition of material adverse effect for certain clinical and FDA related adverse events, and (ii) accepted the mutual closing condition with respect to the Closing of the Concurrent Financing.

On July 21, 2026, representatives of Synlogic and representatives of Mintz informed Cable Car of the proposed transaction with Caldera and requested that Cable Car consider executing a support agreement in connection with the transaction, which it did on July 28, 2026.

Between July 20, 2026 and July 28, 2026, representatives of Mintz and representatives of Fenwick exchanged multiple revised drafts of the Merger Agreement with incremental revisions intended to put the agreements in final form for execution, subject to approval of the Synlogic Board and Caldera Board.

On July 24, 2024, the Caldera Board held a videoconference meeting, with representatives of Caldera management and Fenwick also attending, at which the Caldera Board and members of Caldera management reviewed the status of the planned private placement of common stock in connection with the Merger. A representative of Fenwick then reviewed the key terms of the Merger Agreement, and the fiduciary duties of the Caldera Board in considering the Merger Agreement. At this meeting, the Caldera Board noted that Atlas Ventures, a stockholder of Caldera, was also an investor in Synlogic, and that a partner of Atlas Ventures was a member of the Synlogic Board.

On July 28, 2026, the Synlogic Board held a videoconference meeting, with representatives of Synlogic management, representatives of Mintz and representatives of Lucid also attending to discuss the key terms of the Merger Agreement. Representatives of Mintz reviewed with the Synlogic Board the fiduciary duties of the directors in connection with the consideration of the Merger Agreement. At the request of the Synlogic Board, representatives of Lucid reviewed Lucid’s financial analysis of Synlogic and the exchange ratios contemplated by the Merger Agreement. At the conclusion of its analysis, a representative of Lucid rendered to the Synlogic Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated July 28, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratios contemplated by the Merger Agreement were fair, from a financial point of view, to the holders of Synlogic common stock. At this meeting, Dr. Barrett reminded the Synlogic Board that Caldera was a portfolio company of Atlas Venture where Dr. Barrett is a partner and abstained from voting on the resolutions adopted at the meeting.

Following discussion and review of the presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the disinterested directors (as defined in Section 144 of the DGCL) on the Synlogic Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, were advisable and fair to, and in the best interests of, Synlogic and the holders of Synlogic common stock, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by Synlogic of the Merger Agreement and the consummation of the transactions contemplated thereby, and (iii) resolved to recommend to the holders of Synlogic common stock that the holders of common stock vote to approve the Merger Agreement and the transaction contemplated thereby.

On July 28, 2026, the Caldera Board held a videoconference meeting with representatives of Caldera management, representatives of Fenwick and representatives of Jefferies LLC, TD Securities and John Crowley, advisor to Caldera, also attending to discuss the key terms of the Merger Agreement and the PIPE Representatives of Jefferies LLC and TD Securities reviewed the process for the PIPE, including the expected size of the PIPE and potential allocations among investors. Representatives of Fenwick then led a discussion regarding the fiduciary duties of the Caldera Board in connection with the Merger Agreement. Representatives of Fenwick then further discussed the terms of the PIPE, including the approvals required by the Caldera Board.

Following discussion and review of the presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, including the PIPE, the Caldera Board unanimously (i) determined that the proposed transaction is advisable, fair to, and in the best interests of, Caldera and its stockholders, (ii) adopted the Merger Agreement and approved the execution, delivery and performance by Caldera of the

Merger Agreement and the consummation of the transactions contemplated thereby, and (iii) resolved to recommend the Caldera stockholders vote to approve the Merger Agreement and the transactions contemplated thereby.

In August 2026, following discussions with Nasdaq, Synlogic and Caldera engaged in various discussions regarding the appropriate marketplace for the listing of the shares of Parent Common Stock. Following these discussions, on September 3, 2026, Mintz provided Fenwick with a draft of an amendment to the Merger Agreement (the “Amendment”). The Amendment amended the deadline for filing Parent’s registration statement on Form S-4 to September 11, 2026 and amended all references in the Merger Agreement to Nasdaq to refer to the NYSE American.

On September 10, 2026, the Amendment was executed by each of Synlogic and Caldera.

Synlogic Reasons for the Mergers

After careful consideration, the Synlogic Board (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Synlogic and its stockholders; (ii) determined that the Merger Agreement and the transactions contemplated thereby and the other actions contemplated by the Merger Agreement are advisable; (iii) determined that it is in the best interests of Synlogic and its stockholders to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Synlogic vote to approve the Synlogic Merger; (iv) approved the transactions contemplated by the Merger Agreement, as fair to and in the best interests of Synlogic and its stockholders; (v) adopted and declared advisable the Merger Agreement and the consummation by Synlogic of the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement; and (vi) recommended, on the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Synlogic vote to approve the Synlogic Merger.

In evaluating the Merger Agreement and reaching its decision to recommend that Synlogic’s stockholders approve the Synlogic Merger, the Synlogic Board consulted with Synlogic’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

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the belief that a stand-alone scenario presented significant risk to Synlogic stockholders, taking into account Synlogic’s lack of operational and financial prospects following the discontinuation of Synpheny-3 and subsequent delisting from Nasdaq;

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the belief that Caldera’s focus and development of immunology therapeutics and its lead development candidate, CLD-423’s, potential to break through the therapeutics ceiling associated with currently available single-target therapies and redefine therapeutic expectations for the next generation of IBD therapy, along with the experience of its management and other personnel, would create more value for Synlogic stockholders in the long term than Synlogic could create as an independent stand-alone company;

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the Synlogic Board’s evaluation of strategic alternatives, including continued independent operation, transactions with other counterparties, additional financings and a potential liquidation, and its belief that the Mergers represented the most favorable alternative reasonably available due to, among other things, Caldera’s support from the investors in the Concurrent Financing;

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the Lucid Opinion, rendered orally on July 28, 2026 and subsequently confirmed by delivery of a written opinion, dated July 28, 2026, to the Synlogic Board, that the Synlogic Exchange Ratio and the Caldera Exchange Ratio were fair, from a financial point of view, to the holders of Synlogic Common Stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein (The full text of the Lucid Opinion is attached as Annex E to this proxy statement/prospectus, and the full text of the opinion is incorporated herein by reference. You should read the opinion as well as the section entitled “The Mergers — Opinion of the Synlogic Financial Advisor” beginning on page 145 of this proxy statement/prospectus);

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the size, terms and expected availability of the Concurrent Financing and the Synlogic Board’s belief that such financing was necessary to support Parent’s business plan and was not otherwise available to Synlogic on a stand-alone basis on comparable or more favorable terms; and

•	that the Mergers provide existing Synlogic stockholders an opportunity to participate in the potential growth of Parent following the Mergers.

The Synlogic Board also considered the operations and financial conditions of Synlogic, including (not in any relative order of importance):

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the consequences of discontinuation of Synpheny-3 and the likelihood that Synlogic’s prospects as a stand-alone company were unlikely to change for the benefit of Synlogic’s stockholders in the foreseeable future;

•	the market prices, volatility and trading volume of Synlogic common stock;

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the limited amount of available cash expected to be available to be distributed to Synlogic stockholders in a potential dissolution and liquidation of Synlogic and the risks, costs and timing of such a process; and

•	Synlogic’s likely inability to obtain a listing on a national securities exchange without completing a strategic transaction.

The Synlogic Board also reviewed the terms of the Merger Agreement and the transactions contemplated thereby, including (not in any relative order of importance):

•	the rights of, and limitations on, Synlogic and Caldera under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances;

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the Synlogic Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the deal protection provisions and conditions to the Mergers contained therein, are reasonable for a transaction of this nature; and

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the limited number and nature of the conditions to Synlogic’s obligation to consummate the Mergers, the limited risk of non-satisfaction of such conditions as well as the likelihood that the Mergers will be consummated on a timely basis.

The Synlogic Board also considered a variety of risks and other countervailing factors related to the Mergers, including (not in any relative order of importance):

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the risks that the Mergers might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Mergers, or failure to complete the Mergers, on the business, operations and reputation of Synlogic and the market price of Synlogic common stock;

•	the expected ownership of Synlogic stockholders in Parent following the Mergers and the resulting significant dilution relative to their current ownership;

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the $1.0 million termination fee payable by Synlogic to Caldera upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Synlogic stockholders;

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the support agreements signed by certain Synlogic stockholders and the potential effect of such support agreements in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Synlogic stockholders;

•	the substantial expenses incurred and to be incurred by Synlogic in connection with the Mergers;

•	Caldera’s control of the strategic direction of the Parent following the Mergers, which will be determined by Caldera’s management and a board of directors that will consist of Caldera’s directors;

•	the risk that the shares of Parent common stock to be issued in the Mergers may not be approved for listing on NYSE American or another national securities exchange; and

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the various other risks associated with Synlogic, Caldera, Parent and the Mergers, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

In addition, the Synlogic Board considered the interests that its directors and executive officers may have with respect to the Mergers that are different from or in addition to their interests as Synlogic stockholders generally, as described under “The Mergers — Interests of the Synlogic Directors and Executive Officers in the Mergers.”

The foregoing discussion of the information and factors considered by the Synlogic Board is not intended to be exhaustive but includes the material factors considered by the Synlogic Board. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Synlogic Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Synlogic Board may have given different weight to different factors. The Synlogic Board conducted an overall analysis of the factors described above including through discussions with, and questioning of, Synlogic’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the transactions contemplated by the Merger Agreement.

Caldera Reasons for the Mergers

In the course of reaching its decision to approve the Caldera Merger, the Caldera Board consulted with Caldera’s senior management and its legal counsel, and considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

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the Mergers are expected to provide Caldera’s current stockholders with greater liquidity through ownership of publicly traded stock and expand the range of potential investors, and the opportunities to raise equity capital, available to Caldera as a public company, compared to those it could access if it remained a privately held company;

•	the size and terms of the Concurrent Financing, including the Caldera Board’s view that such financing was, on balance, favorable to support Parent’s business plan and clinical development strategy;

•	the potential benefits from increased public market awareness of Caldera and its pipeline;

•	the historical and current information concerning Caldera’s business, including its financial performance and condition, operations, management, and clinical and preclinical data;

•	the competitive nature of the industry in which Caldera operates;

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the Caldera Board’s evaluation of strategic alternatives, including remaining a private company, pursuing private financings or a traditional initial public offering, and its belief that no such alternatives were reasonably likely to create greater value for Caldera’s stockholders than the Mergers, taking into account market conditions, execution risk, timing considerations and the potential dilution associated with such alternatives;

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the projected financial position, operations, operating plans, cash burn rate and financial projections of Parent, including the expected cash resources of the combined organization (including the ability to support Parent’s current clinical trials and operations);

•	the business, history, operations, financial resources, assets and credibility of Synlogic;

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the availability of appraisal rights under the DGCL to holders of Caldera’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Caldera capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

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the determination that the expected relative percentage ownership of Synlogic’s stockholders and Caldera’s stockholders in the combined organization was appropriate, based on the Caldera Board’s judgment and assessment of the approximate valuations of Synlogic and Caldera;

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the expectation that, for United States federal income tax purposes, the Caldera merger and Synlogic merger should qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations, with respect to which each of Caldera, Merger Sub 1, Synlogic, Merger Sub 2 and Parent are a “party to a reorganization” under Section 368(b) of the Code, and the Merger Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury regulations Section 1.368-2(g) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code;

•	the limited number and nature of the conditions to Synlogic’s obligation to consummate the Synlogic merger;

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the rights of Caldera under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Caldera receive a proposal that constitutes or is reasonably likely to lead to a superior proposal;

•	the conclusion of the Caldera Board that the potential termination fee of $5 .0 million, payable by Caldera to Synlogic, and the circumstances under which such fee may be payable, were reasonable; and

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the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

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the support agreements, pursuant to which certain directors, officers and stockholders of Caldera and Synlogic have agreed, solely in their capacity as stockholders of Caldera and Synlogic, respectively, to vote all of their respective shares of Caldera capital stock or Synlogic capital stock in favor of the adoption or approval of the Merger Agreement;

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the anticipated ability to obtain a listing from a national exchange and the change of the combined organization’s name to Caldera Therapeutics, Inc. upon the Closing of the Caldera Merger and Synlogic Merger; and

•	the likelihood that the Caldera Merger and the Synlogic Merger will be consummated on a timely basis.

The Caldera Board also considered a number of uncertainties and risks in its deliberations concerning the Caldera Merger and the other transactions contemplated by the Merger Agreement, including the following (which factors are not necessarily presented in any order of relative importance):

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the possibility that the Mergers might not be completed for a variety of reasons, including the failure to obtain required stockholder approvals, the failure to satisfy other closing conditions (including the consummation of the Concurrent Financing and receipt of listing approval from a national exchange), or the occurrence of an event giving rise to termination rights under the Merger Agreement (including in connection with a superior proposal), and the potential adverse effect of the public announcement of the Mergers on Caldera’s reputation and ability to obtain financing in the future in the event the Mergers are not completed;

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the risk that future sales of Parent common stock by stockholders may cause the price of Parent common stock to decline, thus reducing the potential value of Parent common stock received by Caldera stockholders in the Caldera merger;

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the Caldera exchange ratio used to establish the number of shares of Parent common stock to be issued to Caldera’s stockholders in the Caldera merger, and therefore the relative percentage ownership of Synlogic stockholders and Caldera stockholders in the combined organization immediately following the completion of the Mergers, is fixed at signing (subject to adjustments based on the parties’ respective cash balances and outstanding capital stock at Closing), regardless of changes in the businesses, operations, financial condition, results of operations or prospects of the parties between signing and Closing;

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the termination fee payable by Caldera to Synlogic upon the occurrence of certain events, and the potential effect that such termination fee may have in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Caldera’s stockholders;

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the support agreements entered into by certain stockholders of Caldera and Synlogic, which, while increasing the likelihood that the Mergers will be completed, may have the effect of deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Caldera’s stockholders;

•	the potential reduction of Synlogic Net Cash prior to the Closing;

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the possibility that Synlogic could, under certain circumstances, consider unsolicited acquisition proposals if they constitute or are reasonably likely to lead to a superior proposal to the Synlogic merger, or change its recommendation to approve the Synlogic Merger upon certain events;

•	the risk that the Caldera Merger or the Synlogic Merger might not be consummated in a timely manner or at all;

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the costs involved in connection with completing the Mergers, the time and effort required of Caldera’s senior management in connection with the Mergers, the related disruptions or potential disruptions to Caldera’s business operations and future prospects, including its relationships with its employees, suppliers, partners and others that do business or may do business in the future with Caldera, and the administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Caldera’s business will be subject following the Mergers that Caldera has not previously been subject to, including with respect to operational changes to Caldera’s business that may result from being a public company;

•	the possibility of disruptive stockholder litigation following the announcement of the Mergers;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing of the Mergers and the potential risk of liabilities that may arise post-Closing; and

•	various other risks associated with the combined organization and the Mergers, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Caldera Board in its consideration of the Merger Agreement and the transactions. The Caldera Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Caldera Board unanimously approved the Merger Agreement, the Caldera Merger and the other related transactions.

Opinion of the Synlogic Financial Advisor

Pursuant to the investment banking agreement, by and between Synlogic and Lucid, dated as of March 18, 2024, as amended (the “Lucid Engagement Letter”), Synlogic retained Lucid to render an opinion to the Synlogic

Board as to the fairness of the Exchange Ratios, each as of the date of the Lucid Opinion and from a financial point of view, to the holders of Synlogic Common Stock. On July 28, 2026, at the request of the Synlogic Board, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion, dated July 28, 2026, to the Synlogic Board, that the Exchange Ratios were fair, from a financial point of view, to the holders of Synlogic Common Stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Lucid Opinion is attached as Annex E to this proxy statement/prospectus and is incorporated by reference. Synlogic encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. The Lucid Opinion is not a recommendation to the Synlogic Board or to any Synlogic stockholder to take any action in connection with the Mergers or otherwise.

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	reviewed a draft of the Merger Agreement;

•	reviewed and analyzed certain publicly available financial and other information for each of Synlogic and Caldera;

•	discussed with certain members of the management of Synlogic the historical and current business operations, financial condition and prospects of Synlogic and Caldera;

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reviewed and analyzed certain operating results of Caldera as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•

reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid has, with Synlogic’s consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Synlogic and Caldera, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or conducted independent verification of, such information. Lucid has, with Synlogic’s consent, relied upon the assumption that all information provided to Lucid by Synlogic and Caldera is accurate and complete in all material respects.

Lucid has expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid becomes aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Synlogic or Caldera since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Synlogic or Caldera, nor has Lucid been furnished with such materials. In addition, Lucid has not evaluated the solvency or fair value of Synlogic or Caldera under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, regulatory, tax or accounting matters related to the Mergers, as to which Lucid has assumed that Synlogic and the Caldera Board have received advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. The Lucid Opinion addresses only the fairness of the Exchange Ratios, as of the date of the Lucid Opinion and from a financial point of view, to the holders of Synlogic Common Stock. Lucid expresses no view as to any other aspect or implication of the Mergers or any other agreement or arrangement entered into in connection with the Mergers. The Lucid Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed with Synlogic’s consent that, except as would not be in any way meaningful to Lucid’s analysis, the representations and warranties of each party contained in the Merger Agreement were true and correct in all respects, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Mergers will be satisfied without waiver or amendment of any term or condition thereof. Lucid assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Lucid. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Synlogic, Caldera or the contemplated benefits of the Mergers. Lucid has assumed that the Mergers will be consummated in a manner that complies with the applicable provisions of the Securities Act and the Exchange Act, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

For purposes of rendering the Lucid Opinion, Lucid has, with Synlogic’s consent, assumed that (i) prior to the Caldera Effective Time, Caldera will receive approximately $278.0 million in proceeds from the Concurrent Financing; (ii) prior to the Caldera Effective Time, the Required Caldera Stockholder Approval will have been obtained and prior to the Synlogic Effective Time, the Required Synlogic Stockholder Approval will have been obtained; (iii) immediately prior to the Caldera Effective Time, all issued and outstanding shares of Caldera Preferred Stock shall be converted into Caldera Common Stock in accordance with the Caldera Preferred Stock Conversion; (iv) at the Caldera Effective Time, each share of Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (after giving effect to the Caldera Preferred Stock Conversion) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Caldera Exchange Ratio; (v) at the Synlogic Effective Time, each share of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Synlogic Exchange Ratio; (vi) for the purposes of its Opinion, Lucid has assumed the Exchange Ratios to be comprised of the Exchange Ratios; (vii) at the close of business on the date of the Closing, the Final Synlogic Net Cash will be $6.0 million and Caldera will have approximately $81.5 million in cash and cash equivalents; and (viii) the holders of Caldera Common Stock, Preferred Stock, Options and Warrants will in the aggregate hold approximately 62.8% of the fully-diluted shares of Parent Common Stock and the holders of Synlogic Common Stock, Options and Warrants will in the aggregate hold approximately 2.3% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) immediately following the Mergers and after giving effect to the Concurrent Financing.

It is understood that the Lucid Opinion is intended for the benefit and use of the Synlogic Board in its consideration of the financial terms of the Mergers and, except as set forth in the Lucid Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Lucid Opinion may be included in its entirety in any filing related to the Mergers to be filed with the SEC and the proxy statement/prospectus to be mailed to Synlogic’s stockholders. The Lucid Opinion does not constitute a recommendation to the Synlogic Board of whether or not to approve the Mergers or to any Synlogic stockholder or any other person to take any action in connection with the Mergers or otherwise. The Lucid Opinion does not address Synlogic’s underlying business decision to proceed with the Mergers or the relative merits of the Mergers compared to other alternatives that might be available to Synlogic. Lucid expressed no opinion as to the prices or ranges of prices at which the securities of any person, including Synlogic, will trade at any time, including following the announcement or consummation of the Mergers. Lucid has not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such persons, relative to the compensation to be paid to Synlogic or Caldera stockholders in connection with the Mergers or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor will any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below, and reviewed with the Synlogic Board the assumptions on which such analyses were based and other factors, including the historical financial results of Synlogic and Caldera. Neither Synlogic nor Caldera’s management provided Lucid with, and Lucid did not otherwise have access to, any financial forecasts or projections with respect to Synlogic or Caldera. Accordingly, Lucid did not perform a discounted cash flow analysis or any other analysis based on financial forecasts or projections.

Caldera Valuation

Analysis of Selected Initial Public Offering Transactions — Autoimmune & Inflammation Companies

Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of 18 autoimmune & inflammation-focused biopharmaceutical companies that have completed an IPO since February 2021 and whose lead product at the time of IPO was in early-clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Caldera. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO — Autoimmune & Inflammation Companies,” were:

•	AgomAb Therapeutics NV

•	ALUMIS INC.

•	Apogee Therapeutics, Inc.

•	Connect Biopharma Holdings Limited

•	Contineum Therapeutics, Inc.

•	Eliem Therapeutics, Inc.

•	Evommune, Inc.

•	Generate Biomedicines, Inc.

•	Kyverna Therapeutics, Inc.

•	Landos Biopharma Inc.

•	Odyssey Therapeutics, Inc.

•	Pharvaris N.V.

•	Prometheus Biosciences, Inc

•	Third Harmonic Bio, Inc.

•	Upstream Bio, Inc.

•	Ventyx Biosciences, Inc.

•	Vera Therapeutics, Inc.

•	Zenas BioPharma, Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO — Autoimmune & Inflammation Companies had total enterprise values between $127.9 million and $1.4 billion. Lucid derived a median total enterprise value of $398.5 million for the Selected Precedent IPO — Autoimmune & Inflammation Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Caldera by adding $81.5 million in net cash and subtracting $3.5M in debt, resulting in a range of approximately $366.3 million to $574.2 million. Lucid then compared that figure to the Caldera Equity Value (as defined in the Merger Agreement) of $500.0 million.

Selected Precedent IPO Companies — Autoimmune & Inflammation Companies

Filing Date	Issuer	Enterprise Value ($M)
5/7/2026	Odyssey Therapeutics, Inc.	$399.8
2/26/2026	Generate Biomedicines, Inc.	1,417.7
2/5/2026	AgomAb Therapeutics NV	444.5
11/5/2025	Evommune, Inc.	256.0
10/15/2024	Upstream Bio, Inc.	397.1
9/12/2024	Zenas BioPharma, Inc.	267.5
6/27/2024	ALUMIS INC.	485.8
4/4/2024	Contineum Therapeutics, Inc.	174.2
2/7/2024	Kyverna Therapeutics, Inc.	521.6
7/13/2023	Apogee Therapeutics, Inc.	384.3
9/14/2022	Third Harmonic Bio, Inc.	359.8
10/20/2021	Ventyx Biosciences, Inc	489.4
8/9/2021	Eliem Therapeutics, Inc.	137.6
5/13/2021	Vera Therapeutics, Inc.	127.9
3/18/2021	Connect Biopharma Holdings Limited	597.5
3/11/2021	Prometheus Biosciences, Inc.	564.6
2/4/2021	Pharvaris N.V.	350.7
2/3/2021	Landos Biopharma Inc.	498.5

Analysis of Selected Publicly Traded Companies — Autoimmune & Inflammation Companies

Lucid reviewed certain publicly available data for 22 publicly traded autoimmune & inflammation-focused biopharmaceutical companies with lead candidates in early-clinical stage development that share similar business characteristics to Caldera. In selecting these companies, Lucid focused on comparable companies reporting cash balances exceeding $100 million, aligning with Caldera’s expected cash balance of $3.5 million at Closing which Lucid considered generally indicative of companies with sufficient capital to support clinical-stage development, and broadly comparable to Caldera’s expected cash balance of $281.5 million at Closing (inclusive of the $278.0 million Concurrent Financing). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Caldera. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on July 27, 2026. The “Selected Publicly Traded Companies — Autoimmune & Inflammation Companies” were:

•	AbCellera Biologics Inc.

•	Absci Corporation

•	Aclaris Therapeutics, Inc.

•	AgomAb Therapeutics NV

•	Apogee Therapeutics, Inc.

•	Cabaletta Bio, Inc.

•	Climb Bio, Inc.

•	Contineum Therapeutics, Inc.

•	Evommune, Inc.

•	Fate Therapeutics, Inc.

•	First Tracks Biotherapeutics, Inc.

•	Immunovant, Inc.

•	Jade Biosciences, Inc.

•	Monte Rosa Therapeutics, Inc.

•	Odyssey Therapeutics, Inc.

•	Oruka Therapeutics, Inc.

•	Palisade Bio, Inc.

•	Septerna, Inc.

•	Spyre Therapeutics, Inc.

•	Upstream Bio, Inc.

•	Xencor, Inc.

•	Zura Bio Limited

The Selected Publicly Traded Companies — Autoimmune & Inflammation Companies had total enterprise values between negative $53.7 million and $8.9 billion. Lucid derived a median total enterprise value of $804.2 million for the Selected Publicly Traded Companies — Autoimmune & Inflammation Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Caldera by adding $81.5 million in net cash and subtracting $3.5M in debt, resulting in a range of approximately $373.8 million to $1.3 billion. Lucid then compared that figure to the Caldera Equity Value (as defined in the Merger Agreement) of $500.0 million.

Selected Publicly Traded Companies — Autoimmune & Inflammation Companies

Company Name	Enterprise Value ($M)
Apogee Therapeutics, Inc.	$8,948.7
Spyre Therapeutics, Inc.	8,055.7
Immunovant, Inc.	7,372.6
Oruka Therapeutics, Inc.	5,051.3
Monte Rosa Therapeutics, Inc.	1,239.6
First Tracks Biotherapeutics, Inc.	1,180.1
Septerna, Inc.	1,162.2
Absci Corporation	1,155.4
Xencor, Inc.	1,136.0
AbCellera Biologics Inc.	1,098.5
Jade Biosciences, Inc.	872.9
Odyssey Therapeutics, Inc.	735.4
Aclaris Therapeutics, Inc.	644.6
Climb Bio, Inc.	622.8
AgomAb Therapeutics NV	479.3
Cabaletta Bio, Inc.	326.9
Zura Bio Limited	285.5
Contineum Therapeutics, Inc.	271.8
Palisade Bio, Inc.	219.7
Evommune, Inc.	201.7
Fate Therapeutics, Inc.	108.4
Upstream Bio, Inc.	53.7

Analysis of Selected Precedent M&A Transactions — Autoimmune & Inflammation Companies

Lucid reviewed certain publicly available information for 15 merger transactions involving autoimmune & inflammation-focused biopharmaceutical companies with lead candidate in early-clinical development (referred to as the “Selected Precedent M&A Transactions — Autoimmune & Inflammation Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Caldera. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions — Autoimmune & Inflammation Companies had total enterprise values between $90.0 million and $3.2 billion. Lucid derived a median total enterprise value of $1.0 billion for the Selected Precedent M&A Transactions — Autoimmune & Inflammation Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Caldera by adding $81.5 million in net cash and subtracting $3.5M in debt, resulting in a range of approximately $405.5 million to $1.6 billion. Lucid then compared that figure to the Caldera Equity Value (as defined in the Merger Agreement) of $500.0 million.

Selected Precedent M&A Transactions — Autoimmune & Inflammation Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
3/4/2026	Ventyx Bio	Eli Lilly	$1,200.0
3/3/2026	RAPT Therapeutics	GSK	1,900.0
6/25/2025	Regulus Therapeutics	Novartis AG	800.0
8/16/2024	Morphic Holding	Eli Lilly	3,200.0
7/11/2024	Yellow Jersey Therapeutics	J&J	1,250.0
6/27/2024	Celsius Therapeutics	AbbVie	250.0
5/30/2024	Escient Pharma	Incyte	750.0
5/23/2024	Landos Biopharma	AbbVie	137.5
3/13/2024	IFM Due	Novartis AG	90.0
2/15/2024	Aiolos Bio	GSK	1,000.0
1/18/2024	Calypso Biotech	Novartis AG	250.0
8/9/2023	DICE Therapeutics	Eli Lilly	2,400.0
9/3/2022	MiroBio	Gilead Sciences	405.0
4/9/2021	Kymab	Sanofi	1,100.0
4/1/2021	Pandion Therapeutics	Merck	1,850.0

Synlogic Valuation

Analysis of Precedent Reverse Merger Transactions

Lucid reviewed certain publicly available information for life sciences reverse merger transactions dating back to January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Although the transactions referred to below were used for comparison purposes, none of these transactions or the companies involved are directly comparable to Synlogic or Caldera. Accordingly, the analysis involves considerations and judgments concerning differences in the characteristics of such transactions and the companies involved. Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics.

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived a median value of $11.0 million and 25th and 75th percentiles of $6.0 million and $16.0 million, respectively. In addition, Lucid reviewed the value delivered for the public vehicle (net of cash) from Selected Precedent Reverse Merger Transactions in which the public vehicle delivered less than $10M, and derived a median value of $6.0 million. Lucid also reviewed such values for Selected Precedent Reverse Merger Transactions in which the concurrent financing exceeded $75 million, and derived a median value of $9.0 million. This compares to the premium to net cash given to Synlogic pursuant to the Merger Agreement of $9.0 million.

Selected Precedent Reverse Merger Transactions

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle8 Net of Cash ($M)
7/16/2026	Kira Pharmaceuticals	Jasper Therapeutics (Nasdaq: JSPR)	$20
6/11/2026	Azora Therapeutics	Adial Pharmaceuticals (Nasdaq: ADIL)	10
2/18/2026	Faeth Therapeutics	Sensei Bio (Nasdaq: SNSE)	9
11/10/2025	Damora Therapeutics	Galecto (Nasdaq: GLTO)	8
10/30/2025	Kadimastem (NewCelX)	NLS Pharmaceuticals (Nasdaq: NLSP)	11

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle8 Net of Cash ($M)
10/1/2025	KE Sdn Bhd (Black Titan Corp)	Titan Pharmaceuticals (Nasdaq: TTNP)	4
8/14/2025	Vyome Therapeutics	ReShape Lifesciences (Nasdaq: RSLS)	10
7/25/2025	Inmagene	Ikena Oncology (Nasdaq: IKNA)	22
7/2/2025	Pelthos Therapeutics	Channel Therapeutics (NYSEAM: CHRO)	15
6/16/2025	Crescent Biopharma	GlycoMimetics (Nasdaq: GLYC)	10
4/28/2025	Jade Biosciences	Aerovate Therapeutics (Nasdaq: AVTE)	8
4/15/2025	Tvardi Therapeutics	Cara Therapeutics (Nasdaq: CARA)	20
3/18/2025	Kalaris Therapeutics	AlloVir (Nasdaq: ALVR)	21
12/13/2024	Palvella Therapeutics	Pieris Pharmaceuticals (Nasdaq: PIRS)	10
10/22/2024	Opus Genetics	Ocuphire Pharma (Nasdaq: OCUP)	NA
10/17/2024	TuHURA Biosciences	Kintara Therapeutics (Nasdaq: KTRA)	11
10/9/2024	Wex Pharmaceuticals	Virios Therapeutics (Nasdaq: VIRI)	6
9/3/2024	Oruka Therapeutics	ARCA Biopharma (Nasdaq: ABIO)	6
8/12/24	Firefly Neurosciences	WaveDancer (Nasdaq: WAVD)	14
6/20/24	Tetonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
4/1/2024	Tawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
3/26/2024	Serina Therapeutics	AgeX Therapeutics (Nasdaq: AGE)	6
3/25/2024	Q32 Bio	Homology Medicines (Nasdaq: FIXX)	20
3/21/2024	LENZ Therapeutics	Graphite Bio (Nasdaq: GRPH)	12
3/14/2024	Immunogenx	First Wave BioPharma (FWBI)	15
3/6/2024	Adaptive Phage Therapeutics	Biomx (NYSEAM: PHGE)	NA
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
12/18/2023	Neurogene	Neoleukin Therapeutics (Nasdaq: NLTX)	14
11/13/2023	Cartesian Therapeutics	Selecta Biosciences (Nasdaq: RNAC)	13
11/3/2023	Korro Bio	Frequency Therapeutics (Nasdaq: FREQ)	15

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle8 Net of Cash ($M)
10/31/2023	Lung Therapeutics	Aileron Therapeutics (Nasdaq: ALRN)	10
10/16/2023	Notable Labs	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq: EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq: CBLI)	NA

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle8 Net of Cash ($M)
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (NASDAQ: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq: RTTR)	NA
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle8 Net of Cash ($M)
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (NASDAQ: ITEK)	5

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the Synlogic Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Synlogic and Caldera. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Synlogic, Caldera, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by the Synlogic Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.

Lucid was selected by the Synlogic Board to render an opinion to the Synlogic Board because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of Synlogic for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this proxy statement/prospectus, Lucid received aggregate compensation of $500,000 from Synlogic, paid between December 2024 and August 2025, in the form of accrual fees for services rendered as financial advisor. In the two years preceding the date of this proxy statement/prospectus, Lucid has not had a relationship with Caldera and has not received any fees from Caldera. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Synlogic and/or Caldera and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Lucid Engagement Letter between Lucid and Synlogic, Lucid received a fee for the Lucid Opinion of $350,000 upon delivery of the Lucid Opinion. Additionally, Synlogic has agreed to reimburse Lucid for certain of its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between Synlogic and Lucid, and the Synlogic Board was aware of the arrangement.

Interests of the Synlogic Directors and Executive Officers in the Mergers

In considering the recommendation of the Synlogic Board with respect to approving the Synlogic Merger, stockholders should be aware that certain of Synlogic’s directors and executive officers have interests in the Synlogic Merger that are different from, or in addition to, the interests of Synlogic stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Synlogic Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Synlogic Merger, and to recommend that the Synlogic stockholders approve the Synlogic Merger as contemplated by this proxy statement/prospectus. These interests may have influenced the Synlogic Board in making their recommendation that you vote in favor of the proposals. The Synlogic Board determined that the overall benefits expected to be received by Synlogic and its stockholders in the Mergers outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Synlogic Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Synlogic with any other business or businesses, and (ii) these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals.

Interests of Atlas Venture

Peter Barrett, Ph.D., the Chairman of the Synlogic Board, is a partner at Atlas Venture, a life sciences venture capital firm. Atlas Venture, through its affiliated entities, has a direct financial interest in the consummation of the Mergers and the Concurrent Financing, resulting from interests in Caldera, including: (1) Atlas Venture Fund XIV, L.P., a fund affiliated with Atlas Venture, beneficially owning more than 5% of the outstanding capital stock of Caldera, (2) Michael Gladstone, a separate partner at Atlas Venture, serving as a member of the Caldera Board, and (3) an entity affiliated with Atlas Venture having committed approximately $17.0 million to the Concurrent Financing. As a result of his affiliation with Atlas Venture, Dr. Barrett may be deemed to have interests in the Mergers that are different from, or in addition to, the interests of Synlogic stockholders generally. The Synlogic Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement, and in recommending that Synlogic stockholders vote in favor of the proposals described in this proxy statement/prospectus.

Ownership Interests

As of August 15, 2026, all current directors and executive officers of Synlogic beneficially owned less than 3.0% of the outstanding shares of Synlogic Common Stock, as described in the section entitled “Security Ownership of Certain Beneficial Owners of Synlogic.” The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date, voting as a single class, is required for approval of Proposal Nos. 1 and 2. Directors are elected by a plurality of the votes cast at the Special Meeting under Proposal No. 5. The affirmative vote of the holders of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 3, 4, 6, 7, 8 and 9.

Certain Synlogic officers and directors, and their affiliates, have also entered into support agreements in connection with the Mergers. For a more detailed discussion of the support agreements, please see the section entitled “Agreements Related to the Mergers — Support Agreements.”

Synlogic Options

At the Synlogic Effective Time, each then-outstanding Synlogic Option with an exercise price per share less than the Specified Trading Price will become fully vested and converted into net-exercised shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement. At the Synlogic Effective Time, each then-outstanding option to purchase Synlogic Common Stock with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement. The values of the Synlogic Options are calculated based on a per share value of $1.164, the average closing market price of Synlogic Common Stock over the first five trading days following the first public announcement of the transactions contemplated by the Merger Agreement, without giving effect to the proposed Synlogic Reverse Stock Split. Synlogic Options held by the non-employee directors and named executive officer of Synlogic have exercise prices that are higher than $1.164 per share and, accordingly, no value is ascribed to such Synlogic Options.

Golden Parachute Compensation

The following table and the related footnotes present information about the compensation payable to Synlogic’s current named executive officer that is based on or otherwise relates to the Mergers. Mary Beth Dooley is Synlogic’s only executive officer. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each Synlogic named executive officer that is based on or otherwise relates to the Mergers. The cash and equity disclosure provided in this table is quantified assuming that the Mergers closed on December 1, 2026 (which is an assumed date solely for the purposes of the calculations in this section) and, with respect to severance amounts, assuming the named executive officer experienced a qualifying termination of employment on such date. The named executive officer is not entitled to any pension or non-qualified deferred compensation benefits enhancements, or any other form of compensation that is based on or otherwise related to the Mergers, other than as disclosed below.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur (including assumptions described in this proxy statement/prospectus) or may occur at times different than the time assumed, including (i) the named executive officer’s base salary as in effect as of August 15, 2026 and (ii) the number of Synlogic Options and shares of restricted stock held by the named executive officer as of August 15, 2026, and assuming that no additional grants, vesting, exercise or forfeiture of such equity awards will occur following August 15, 2026. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by the named executive officer may differ in material respects from the amounts set forth below.

	Cash ($)(1)	Equity ($)(2)	Perquisites Benefits ($)	Total ($)
Mary Beth Dooley Principal Executive Officer and Principal Financial Officer	$930,550.86	$275.72	$0	$930,826.58

(1)

The amount in this column represents the estimated cash amounts to which Synlogic’s named executive officer would be entitled as severance payments under her employment agreement (the “Dooley Employment Agreement”), comprised of estimated cash severance of $243,750, estimated continued healthcare benefits of $16,488 and estimated retention bonus of $670,312, as further described in the section titled “Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control.” The cash payments are “double-trigger” and are payable upon termination of Ms. Dooley’s employment without cause or a resignation by Ms. Dooley for good reason (each as defined in the Dooley Employment Agreement) in connection with the Mergers. The payments are conditioned on Ms. Dooley entering into a separation agreement in accordance with the Dooley Employment Agreement.

(2)

The amount listed in this column represents the estimated aggregate value of the named executive officer’s outstanding and unvested shares of restricted stock. The vesting of equity awards held by Ms. Dooley is subject to “single-trigger” acceleration pursuant to the terms of the Dooley Employment Agreement and will be fully accelerated upon the closing of a change in control as defined therein. The amount reported in this column is calculated based on a per share value of $1.164, the average closing market price of Synlogic Common Stock over the first five trading days following the first public announcement of the transactions contemplated by the Merger Agreement, without giving effect to the proposed Synlogic Reverse Stock Split. Synlogic Options held by the named executive officer have exercise prices that are higher than $1.164 per share and, accordingly, no value is ascribed to such Synlogic Options in this table. These numbers do not forecast any grants, additional issuances, dividends or additional deferrals of equity-based awards following the date of this proxy statement/prospectus. Depending on when the Closing occurs, certain equity-based awards shown in the table may vest in accordance with their terms prior to the Closing or may be exercised or forfeited (upon a termination of service).

Indemnification and Insurance

Synlogic has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Synlogic or will require Synlogic to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Synlogic, arising out of the person’s services as a director or executive officer.

Interests of the Caldera Directors and Executive Officers in the Mergers

In considering the recommendation of the Caldera Board with respect to approving the Caldera Merger, stockholders should be aware that certain of Caldera’s directors and executive officers have interests in the Caldera Merger that are different from, or in addition to, the interests of Caldera stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Caldera Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Caldera Merger, and to recommend that the Caldera stockholders approve the Caldera Merger as contemplated by this proxy statement/prospectus.

The interests of Caldera’s directors and executive officers include, but are not limited to, the following:

•

As of   , 2026, each of Dr. Tipirneni, Dr. Wang, Mr. Pelta and Dr. Liu beneficially own Caldera Options to purchase shares of Caldera Common Stock, which will be assumed by Parent. Each such assumed Caldera Option will continue to have, and be subject to the same terms and conditions that applied to such Caldera Option immediately prior to the Caldera Effective Time, except that such Caldera Option will be exercisable for that number of shares of Parent Common Stock equal to the number of shares of Caldera Common Stock subject to such Caldera Option immediately prior to the Caldera Effective Time multiplied by the Caldera Exchange Ratio and rounded down to the next nearest share of Parent Common Stock, and the exercise price per share of each such Caldera Option will be the exercise price per share in effect for that Caldera Option immediately prior to the Caldera Effective Time divided by the Caldera Exchange Ratio and rounded up to the next nearest cent.

•	Caldera’s directors and executive officers are currently expected to become directors and executive officers of Parent following the Closing.

•	Under the Merger Agreement, Caldera directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.

Ownership Interests

As of   , 2026, Caldera’s current directors and executive officers beneficially owned, in the aggregate, approximately  % of the outstanding shares of Caldera Common Stock, as described in the section titled “Security Ownership of Certain Beneficial Owners of Caldera.”

Certain Caldera stockholders affiliated with Caldera’s directors also currently beneficially own shares of Caldera Common Stock. The table below sets forth the shares of Caldera Common Stock beneficially owned by

affiliates of Caldera’s directors as of   , 2026, assuming the conversion of all outstanding shares of Caldera convertible preferred stock into an equal number of shares of Caldera Common Stock as of   , 2026.

Name of Beneficial Owner	Affiliated Director	Shares of Caldera Common Stock Beneficially Owned (#)	Percentage of Caldera Common Stock (%)

Total

Percentages are computed on    shares of Caldera Common Stock outstanding as of    , 2026, assuming the conversion of all outstanding shares of Caldera convertible preferred stock into an equal number of shares of Caldera Common Stock, and are rounded to one decimal place. The total is presented as an aggregate of director-affiliated entities and does not correspond to any reporting group under Section 13(d) of the Exchange Act.

Treatment of Caldera Options Held by Executive Officers

Under the Merger Agreement, as of the Caldera Effective Time, Parent will assume each outstanding Caldera Option, whether vested or unvested. Each such Caldera Option so assumed by Parent will continue to have, and be subject to, the same terms and conditions applicable to such Caldera Option immediately prior to the Caldera Effective Time, except that (i) such Caldera Option will be exercisable for that number of shares of Parent Common Stock equal to the number of shares of Caldera Common Stock subject to such Caldera Option immediately prior to the Caldera Effective Time multiplied by the Caldera Exchange Ratio and rounded down to the next nearest share of Parent Common Stock, and (ii) the exercise price per share of each such Caldera Option will be the exercise price per share in effect for that Caldera Option immediately prior to the Caldera Effective Time divided by the Caldera Exchange Ratio and rounded up to the next nearest cent.

The table below presents information concerning outstanding Caldera Options held by Caldera’s current executive officers as of August 15, 2026, broken down between vested and unvested options. The number of shares underlying each Caldera Option and the applicable per-share exercise price do not reflect the Caldera Exchange Ratio.

Executive Officers	Shares Underlying Vested Caldera Options (#) (1)	Shares Underlying Unvested Caldera Options (#) (1)	Total Shares Underlying Outstanding Caldera Options (#)	Volume Weighted Average Exercise Price ($) (2)
Praveen Tipirneni, M.D., M.B.A.	2,353,267	4,416,718	6,769,985	0.07
Liangsu Wang, Ph.D. (3)	22,257	222,572	244,829	0.50
Zhong Liu, Ph.D.	37,095	185,476	222,571	0.50
Aaron Pelta, M.B.A.	42,041	210,206	252,247	0.50

All Caldera Options reported above were granted under the Caldera 2025 Equity Incentive Plan (the “Caldera 2025 Plan”). The number of shares underlying each Caldera Option and the applicable per-share exercise price do not reflect the Caldera Exchange Ratio.

(1)

Each Caldera Option reported above, whether vested or unvested, will be assumed by Parent at the Caldera Effective Time and will continue to be subject to the same terms and conditions, including the same vesting terms and conditions, that applied to such Caldera Option immediately prior to the Caldera Effective Time, except for the adjustments to the number of shares subject to such Caldera Option and the per-share exercise price described above. The Mergers will not constitute a change in control under the Caldera 2025 Plan or under the terms governing Dr. Tipirneni’s stock option.

(2)

The volume weighted average exercise price is calculated as the aggregate exercise price of all Caldera Options reported for the applicable holder divided by the total number of shares underlying such Caldera Options, rounded to the nearest cent. Dr. Tipirneni’s Caldera Options were granted at exercise prices of $0.01 and $0.50 per share. The Caldera Options held by Dr. Wang, Dr. Liu and Mr. Pelta were granted at an exercise price of $0.50 per share.

(3)

Dr. Wang exercised 22,257 shares subject to her Caldera Option on June 26, 2026. The amounts reported reflect only the 244,829 shares that remain outstanding of the 267,086 shares originally subject to such Caldera Option.

Management Following the Merger

As described in the section titled “Information About Parent,” Caldera’s directors and executive officers are currently expected to become the directors and executive officers of Parent upon the Closing.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Caldera directors and officers under the Merger Agreement, please see the sections titled “The Merger Agreement — Indemnification of Directors and Officers; D&O Insurance” and “Certain Relationships and Related Party Transactions of Parent — Caldera Transactions.”

Form of the Mergers

The Merger Agreement provides that (1) at the Caldera Effective Time, Caldera Merger Sub will be merged with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent and (2) at the Synlogic Effective Time, Synlogic Merger Sub will be merged with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent.

Procedures for Exchanging Caldera Stock Certificates

Promptly after the Caldera Effective Time, but no later than three calendar days therefrom, the parties will cause the Exchange Agent (as defined in the Merger Agreement) to mail to each holder of record of Caldera Common Stock that was converted into the right to receive merger consideration a letter of transmittal in a form reasonably acceptable to Synlogic and Caldera and instructions for use in effecting the surrender of the record holder’s stock certificates in exchange for the shares of Parent Common Stock. Upon proper surrender of Caldera stock certificates together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent in accordance with the Exchange Agent’s instructions, the holder of such Caldera stock certificates will be entitled to receive a stock certificate representing the number of whole shares of Parent Common Stock issuable to such holder pursuant to the Mergers and cash in lieu of any fractional share of Parent Common Stock issuable to such holder. The surrendered certificates representing Caldera Common Stock will be cancelled.

Exchange of Shares for Merger Consideration

Synlogic and Caldera will jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”) and in that role the Exchange Agent will process the exchange of Synlogic and Caldera stock certificates and book-entry shares for Parent Common Stock.

Deposit with Exchange Agent

At each of the Caldera Effective Time and the Synlogic Effective Time, as applicable, Parent will deposit with the exchange agent evidence of book-entry shares representing the shares of Parent Common Stock issuable in exchange for shares of Caldera Common Stock and Synlogic Common Stock, respectively.

Mailing of Transmittal Material

At each of the Caldera Effective Time and Synlogic Effective Time, as applicable, the parties will cause the Exchange Agent to mail and otherwise make available to each holder of record of Synlogic Common Stock and Caldera Common Stock that was converted into the right to receive Parent Common Stock, a notice and a form of letter of transmittal, in a form reasonably acceptable to Parent (which will specify that delivery will be effected, and risk of loss and title to such certificate(s) theretofore representing shares of Synlogic Common Stock will pass, only upon proper delivery of such certificate(s) to the Exchange Agent or transfer of book-entry shares to the Exchange Agent). The notice will advise such holder of the effectiveness of the Mergers and the instructions and procedure for surrendering to the Exchange Agent such certificate(s) or book-entry shares and that such shares will be exchanged for book-entry shares representing the number of whole shares of Parent Common Stock which the shares of Synlogic Common Stock and Caldera Common Stock represented by such certificate(s) or book-entry shares would convert into pursuant to the Merger Agreement. A letter of transmittal will be deemed properly completed only if accompanied by a certificate or certificates or instructions to transfer book-entry shares representing all shares of Synlogic Common Stock or Caldera Common Stock covered thereby, subject to the provisions below — “Exchange Agent Deliveries.”

Issued Shares

All shares of Parent Common Stock to be issued pursuant to the Synlogic Merger will be deemed issued and outstanding as of the Synlogic Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Synlogic Effective Time, that declaration will include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to the Merger Agreement. No dividends or other distributions in respect of the Parent Common Stock will be paid to any holder of any unsurrendered certificate or book-entry shares until such certificate or book-entry shares are surrendered for exchange in accordance with the Merger Agreement. Subject to the effect of applicable laws, following the surrender of any such certificate or book-entry shares, there will be issued and/or paid to the holder of the book-entry shares representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, any unpaid dividends or other distributions with a record date at or after the Synlogic Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Synlogic Effective Time but with a payment date subsequent to surrender.

Exchange Agent Deliveries

Each holder of an outstanding certificate or certificates or book-entry shares who has surrendered such certificate or certificates or book-entry shares to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to evidence of issuance in book entry form, the number of whole shares of Parent Common Stock into which the aggregate number of shares of Synlogic Common Stock or Caldera Common Stock previously represented by such certificate or certificates or book-entry shares surrendered pursuant to the Merger Agreement and any other distribution theretofore paid with respect to Parent Common Stock issuable in the Mergers, in each case, without interest. The Exchange Agent will accept such certificates or book-entry shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose consistent with the notice and form of letter of transmittal to effect an orderly exchange thereof in accordance with normal exchange practices.

Unclaimed Merger Consideration

Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed as of the date that is 180 days after the Closing date will be delivered to Parent upon demand, and any holders who have not theretofore delivered a duly executed letter of transmittal will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect thereto.

No Fractional Shares

No fractional shares of Parent Common Stock will be issued in connection with the Mergers, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Synlogic Common Stock or Caldera Common Stock would otherwise be entitled to receive will be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

Regulatory Approvals Required for the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain regulatory conditions and approvals, including the following:

NYSE American Listing

Under the Merger Agreement, each party’s obligation to complete the Mergers is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that Parent must have caused the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on NYSE American or another national securities exchange as of the Closing.

Parent intends to file an initial listing application with NYSE American pursuant to NYSE American’s rules for companies conducting a business combination that results in a change of control. If such application is accepted, Parent anticipates that Parent Common Stock will be listed on NYSE American following the Closing under the trading symbol “CALD”.

Delaware Corporate Law Filings

The Caldera Merger will become effective upon the filing of the Caldera Certificate of Merger with the Secretary of State of the State of Delaware (or at such later date and time as may be specified therein), and the Synlogic Merger will become effective upon the filing of the Synlogic Certificate of Merger with the Secretary of State of the State of Delaware (or at such later date and time as may be specified therein).

Anticipated Accounting Treatment

The Mergers will be treated as a reverse recapitalization of Synlogic by Caldera under U.S. GAAP. For accounting purposes, Caldera is considered to be the accounting acquirer in this transaction.

Withholding Rights.

Each of the Exchange Agent, Parent, the Synlogic surviving corporation and the Caldera surviving corporation (each, a “Withholding Agent”) will be entitled to deduct and withhold from any consideration deliverable pursuant to the Merger Agreement such amounts as are required to be deducted or withheld from such consideration under the Code, or under any other applicable law; provided, however, that if a Withholding Agent determines that any payment in connection with the Mergers is subject to deduction and/or withholding, then, except with respect to compensatory payments, such Withholding Agent will use reasonable best efforts to (i) provide notice to such recipient after such determination and (ii) cooperate with such recipient prior to the Closing to reduce or eliminate any such deduction and/or withholding.

Appraisal Rights and Dissenters’ Rights

Each of Caldera, Synlogic, Parent, Caldera Merger Sub, and Synlogic Merger Sub is a Delaware corporation, and the appraisal rights in connection with the Mergers are therefore governed exclusively by

Section 262 of the DGCL. Under Section 262 of the DGCL, stockholders of Caldera and Synlogic who do not vote in favor of the applicable merger (or, in the case of Caldera stockholders, who do not consent in writing to the Caldera Merger) and who otherwise properly demand, perfect, and do not withdraw or otherwise lose their appraisal rights will be entitled to receive payment of the “fair value” of their shares of Caldera Common Stock or Synlogic Common Stock, as applicable, as determined by the Delaware Court of Chancery, together with interest, if any, on the amount determined to be the fair value. Shares of Caldera Common Stock and Synlogic Common Stock held by stockholders who properly exercise and perfect their appraisal rights will not be converted into shares of Parent Common Stock in the applicable Merger.

The requirements for exercising appraisal rights under Section 262 of the DGCL are described in more detail in the section entitled “Appraisal Rights” elsewhere in this proxy statement/prospectus. Stockholders who wish to exercise appraisal rights should carefully review Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262, and are encouraged to consult their own legal advisors.

Resales of Parent Common Stock

The shares of Parent Common Stock to be issued to stockholders of Synlogic under the Merger Agreement have been registered under the Securities Act and may be freely traded without restriction by holders, including holders who were affiliates of Synlogic on the date of hereof.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Synlogic, Caldera or Parent. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Mergers and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Synlogic (on behalf of itself, Parent Merger Sub and Synlogic Merger Sub), on the one hand, and Caldera, on the other hand, have made to one another, and which Parent has made to Caldera and Synlogic, as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and are not intended to be treated as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Synlogic and Caldera do not believe that the disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, or information that Synlogic shall provide, on a supplemental basis, to the SEC on request, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Synlogic, Caldera or Parent, because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties and are modified by the disclosure schedules.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Synlogic Effective Time, but their accuracy forms the basis of certain conditions to the obligations of the parties to complete the Mergers.

Structure

Upon the terms and subject to the conditions of the merger agreement, and subject to the applicable provisions of Delaware law, at the Closing, (a) Parent and Caldera will cause Caldera Merger Sub to merge with and into Caldera, at which time the separate existence of Caldera Merger Sub will cease and Caldera will survive the Caldera Merger as a wholly owned subsidiary of Parent, and (b) immediately following the Caldera Effective Time, Parent and Synlogic will cause Synlogic Merger Sub, a wholly owned subsidiary of Parent, to merge with and into Synlogic, at which time the separate existence of Synlogic Merger Sub will cease and Synlogic will survive the Synlogic Merger as a wholly owned subsidiary of Parent. At the Synlogic Effective Time, Parent will file one or more amendments to its certificate of incorporation to change the name of Parent to “Caldera Therapeutics, Inc.”

Merger Consideration

Caldera Merger Consideration

At the Caldera Effective Time, each share of Caldera Common Stock issued and outstanding immediately prior to the Caldera Effective Time (including shares issued in the Caldera Preferred Stock Conversion and shares issued in the Concurrent Financing) will be converted into the right to receive a number of shares of Parent Common Stock equal to the “Caldera Exchange Ratio.”

Synlogic Merger Consideration

At the Synlogic Effective Time, each share of Synlogic Common Stock issued and outstanding immediately prior to the Synlogic Effective Time will be converted into the right to receive a number of shares of Parent Common Stock equal to the “Synlogic Exchange Ratio.”

Valuation Mechanics and Exchange Ratios

The Exchange Ratios are determined based on the following valuation mechanics:

•	Caldera Equity Value. The “Caldera Equity Value” is fixed at $500.0 million.

•

Synlogic Equity Value. The “Synlogic Equity Value” is $18.0 million, adjusted dollar-for-dollar (upward or downward) based on the difference between the Final Synlogic Net Cash and the Synlogic target net cash amount of $6.0 million; provided that the Synlogic Equity Value as so adjusted (the “Synlogic Valuation”) will not be less than $8.0 million.

•	Aggregate Valuation. The “Aggregate Valuation” equals the sum of the Caldera Equity Value, the Synlogic Valuation and the Concurrent Financing Proceeds.

•

Allocation Percentages. The “Caldera Allocation Percentage,” “Synlogic Allocation Percentage” and “Concurrent Financing Allocation Percentage” are each calculated by dividing the applicable entity’s equity value (or the Concurrent Financing Proceeds, as applicable) by the Aggregate Valuation. Merger Shares are allocated pro rata in accordance with such percentages.

•

Caldera Exchange Ratio. The Caldera Exchange Ratio is determined by dividing the number of shares of Parent Common Stock allocated to Caldera by the number of shares of Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (after giving effect to the Caldera Preferred Stock Conversion) on a fully diluted and as-converted, treasury method basis, and which excludes any shares of Caldera Common Stock issued in the Concurrent Financing.

•

Synlogic Exchange Ratio. The Synlogic Exchange Ratio is determined by dividing the number of shares of Parent Common Stock allocated to Synlogic by the number of shares of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time (on a fully diluted basis).

Pre-Merger Conversions

Immediately prior to the Caldera Effective Time, all outstanding shares of Caldera Preferred Stock will automatically convert into shares of Caldera Common Stock (the “Caldera Preferred Stock Conversion”) in accordance with the terms of Caldera’s certificate of incorporation. Immediately following the Caldera Preferred Stock Conversion, the Concurrent Financing (as described below) will be consummated.

Treatment of Stock Options and Warrants

Caldera Options

At the Caldera Effective Time, each Caldera Option that is outstanding and unexercised immediately prior to the Caldera Effective Time will be assumed by Parent and converted into an option to acquire shares of Parent Common Stock determined by multiplying the number of shares of Caldera Common Stock subject to such Caldera Option immediately prior to the Caldera Effective Time by the Caldera Exchange Ratio, at a per share exercise price determined by dividing the per share exercise price of such Caldera Option immediately prior to the Caldera Effective Time by the Caldera Exchange Ratio.

Synlogic Options

At the Synlogic Effective Time, each then-outstanding Synlogic Option with an exercise price per share less than the Specified Trading Price will become fully vested and converted into net-exercised shares of Parent

Common Stock, subject to adjustment as set forth in the Merger Agreement. At the Synlogic Effective Time, each then-outstanding option to purchase Synlogic Common Stock with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement.

Synlogic Warrants

Each warrant to purchase shares of Synlogic Common Stock that is outstanding immediately prior to the Synlogic Effective Time (each, a “Synlogic Warrant”) will be treated in accordance with its terms and, following the Synlogic Effective Time, will represent the right to purchase shares of Parent Common Stock on the terms set forth in such warrant.

Fractional Shares

No fractional shares of Parent Common Stock will be issued in the Mergers. Any fractional shares that would otherwise be issuable will be aggregated and then eliminated by rounding to the nearest whole number. No cash will be paid in lieu of fractional shares.

Dissenting Shares / Appraisal Rights

Shares of Synlogic Common Stock and Caldera Common Stock held by stockholders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL will not be converted into Parent Common Stock but will instead be entitled to receive the appraised value of such shares as determined by the Delaware Court of Chancery, unless such holders fail to perfect or effectively withdraw or otherwise lose their appraisal rights, in which case such shares will be treated as if they had been converted into Parent Common Stock in the applicable Merger.

Procedures for Exchanging Shares; Exchange Agent

On or prior to the Closing Date, Synlogic and Caldera will jointly select a reputable bank, transfer agent or trust company to act as exchange agent (the “Exchange Agent”) for the exchange of shares of Caldera Common Stock and Synlogic Common Stock for shares of Parent Common Stock in the Mergers.

As promptly as practicable after the applicable Effective Time, the Exchange Agent will mail or otherwise deliver to each holder of record of Caldera Common Stock and Synlogic Common Stock a letter of transmittal and instructions advising such holder of the effectiveness of the applicable Merger and the procedure for surrendering certificates or book-entry shares representing such holder’s shares of Caldera Common Stock or Synlogic Common Stock, as applicable, in exchange for shares of Parent Common Stock issuable as merger consideration.

Upon proper surrender of a certificate or book-entry share to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, and any other required documents, the holder thereof will be entitled to receive shares of Parent Common Stock in accordance with the Caldera Exchange Ratio or Synlogic Exchange Ratio. Until so surrendered or exchanged, each outstanding certificate or book-entry share that, prior to the applicable Effective Time, represented shares of Caldera Common Stock or Synlogic Common Stock will be deemed for all purposes to represent only the right to receive the applicable merger consideration.

No dividends or other distributions declared or made after the applicable Effective Time with respect to Parent Common Stock with a record date after such Effective Time will be paid to the holder of any unsurrendered shares of Caldera Common Stock or Synlogic Common Stock with respect to the shares of Parent

Common Stock issuable to such holder in the applicable Merger until the holder surrenders such shares. Following such surrender, the Exchange Agent will pay to the holder, without interest, any dividends or distributions with a record date after the Synlogic Effective Time or Caldera Effective Time payable with respect to such shares of Parent Common Stock.

Directors and Executive Officers of Parent Following the Mergers

The Merger Agreement provides that, effective as of the Caldera Effective Time, Parent Board will be reconstituted to consist of six individuals selected by the Caldera Board, subject to compliance with applicable NYSE American listing rules regarding board composition and independence.

Following the Caldera Effective Time, Parent will appoint the officers of Caldera in equivalent positions as officers of Parent.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Caldera, Synlogic and Parent. The representations and warranties of each party are qualified by confidential disclosure schedules that were exchanged among the parties in connection with the execution of the Merger Agreement and are in many cases further qualified by a materiality, “Material Adverse Effect” or similar standard and knowledge qualifiers.

Representations and Warranties of Caldera

In the Merger Agreement, Caldera made customary representations and warranties to Synlogic and Parent relating to, among other things:

•	due organization, valid existence, good standing and qualification of Caldera and its subsidiaries;

•	organizational documents;

•	authority, due authorization and binding nature of the Merger Agreement;

•	the vote required of Caldera stockholders;

•	non-contravention and required consents;

•	capitalization;

•	financial statements;

•	absence of certain changes since the applicable balance sheet date;

•	absence of undisclosed liabilities;

•	title to assets;

•	real property and leasehold interests;

•	intellectual property;

•	material agreements, contracts and commitments;

•	compliance with laws, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	absence of financial advisors (no broker’s fees);

•	privacy and data security;

•	the Concurrent Financing; and

•	non-reliance on representations or warranties outside of the Merger Agreement.

Representations and Warranties of Synlogic

In the Merger Agreement, Synlogic made customary representations and warranties to Caldera and Parent relating to, among other things:

•	due organization, valid existence, good standing and qualification of Synlogic and its subsidiaries;

•	organizational documents;

•	authority, due authorization and binding nature of the Merger Agreement;

•	the vote required of Synlogic stockholders;

•	non-contravention and required consents;

•	capitalization;

•	SEC filings and financial statements;

•	absence of certain changes since the applicable balance sheet date;

•	absence of undisclosed liabilities;

•	title to assets;

•	real property and leasehold interests;

•	intellectual property;

•	material agreements, contracts and commitments;

•	compliance with laws, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	absence of financial advisors (no broker’s fees);

•	privacy and data security;

•	valid issuance and absence of “bad actor” disqualification;

•	absence of certain agreements; and

•	non-reliance on representations or warranties outside of the Merger Agreement.

Representations and Warranties of Parent

In the Merger Agreement, Parent made customary representations and warranties to Caldera and Synlogic relating to, among other things:

•	due organization;

•	authority, due authorization and binding nature of the Merger Agreement;

•	no vote of Parent stockholders required and necessary approvals;

•	litigation;

•	absence of certain agreements;

•	stock ownership;

•	brokers’ fees; and

•	information supplied for inclusion in the Registration Statement.

Qualifications and Non-Survival of Representations and Warranties

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “Material Adverse Effect” standard (that is, they will not be considered inaccurate unless the inaccuracy is material or results in a Material Adverse Effect). The Merger Agreement provides that certain representations and warranties are qualified as being made to the “knowledge” of the representing party. The representations and warranties in the Merger Agreement are further qualified by information in the confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts at the time they were made or at any other time.

Pursuant to Section 11.1 of the Merger Agreement, none of the representations and warranties contained in the Merger Agreement will survive the Synlogic Effective Time. Only those covenants that by their terms are to be performed following the Synlogic Effective Time will survive.

Covenants; Conduct of Business Pending the Mergers

Each of Caldera and Synlogic has agreed that, from the date of the Merger Agreement until the earlier of the Synlogic Effective Time and the date of termination of the Merger Agreement, it will (and will cause its subsidiaries to), except as otherwise expressly contemplated by the Merger Agreement, as required by applicable law, as set forth in the applicable disclosure schedule, or with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve intact its business organization, maintain its material assets and properties, keep available the services of its key employees and preserve its relationships with material business partners.

In addition, each of Caldera and Synlogic has agreed to certain customary restrictions on its activities during the Pre-Closing Period, including, without limitation, restrictions on its ability to:

•	amend its certificate of incorporation, bylaws or other organizational documents;

•

issue, sell, pledge, dispose of or encumber any shares of capital stock or other equity interests, or securities convertible into or exchangeable for equity interests (other than issuances upon exercise or vesting of outstanding awards or warrants);

•	split, combine, reclassify, subdivide or redeem any shares of capital stock;

•	declare or pay any dividends or make any other distributions with respect to its capital stock;

•

acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets, or otherwise) any business or assets material to Caldera or Synlogic, as applicable, outside the ordinary course of business;

•	sell, transfer, lease, license, pledge, mortgage or otherwise dispose of or encumber any assets material to the business, other than in the ordinary course;

•	incur, assume or guarantee any indebtedness (other than in the ordinary course of business consistent with past practice);

•	make capital expenditures in excess of specified thresholds;

•	make any material change to accounting policies or procedures, except as required by GAAP or applicable law;

•

increase the compensation payable or to become payable to directors, officers or employees (other than in the ordinary course of business consistent with past practice or as required by existing agreements);

•	adopt, enter into, amend or terminate any material benefit plan (other than as required by applicable law or existing agreements);

•	enter into, amend or terminate any material contract outside of the ordinary course of business;

•	settle or compromise any material legal proceeding (other than settlements in the ordinary course of business that involve only monetary payment not in excess of specified amounts);

•	make or change any material tax election, settle or compromise any material tax claim, or change any annual tax accounting period or method of tax accounting; or

•	authorize, agree or commit to take any of the foregoing actions.

No Solicitation

During the period from the date of the Merger Agreement until the earlier of the Synlogic Effective Time and the termination of the Merger Agreement (the “Pre-Closing Period”), each of Caldera and Synlogic has agreed that it will not, and will cause its subsidiaries and instruct its and their respective representatives not to, directly or indirectly:

•	solicit, initiate, encourage or facilitate any Acquisition Proposal or Acquisition Inquiry;

•	furnish any nonpublic information to any person (other than the parties to the Merger Agreement) in connection with or in response to any Acquisition Proposal or Acquisition Inquiry;

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person regarding any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; or

•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to an Acquisition Proposal.

Notwithstanding the foregoing, prior to obtaining the Required Caldera Stockholder Approval or Required Synlogic Stockholder Approval (as applicable), the applicable party’s board of directors may furnish nonpublic information to, and engage in discussions or negotiations with, a third party that has made an unsolicited, bona fide written Acquisition Proposal that the board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), provided that:

•	the applicable party has not materially breached the non-solicitation provisions of the Merger Agreement;

•

the board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	the applicable party provides at least one business day’s advance written notice to the other party before furnishing any such nonpublic information or entering into discussions or negotiations;

•	the applicable party receives an executed Acceptable Confidentiality Agreement from such third party prior to furnishing any nonpublic information; and

•	the applicable party furnishes to the other party all nonpublic information that is provided to such third party (to the extent not previously made available to such other party).

Each of Caldera and Synlogic has further agreed to promptly (and in any event within one business day) notify the other party of any unsolicited Acquisition Proposal or Acquisition Inquiry received by it or any of its subsidiaries or representatives, including the identity of the party making such proposal or inquiry and the material terms thereof.

In connection with the execution of the Merger Agreement, each of Caldera and Synlogic agreed to, and agreed to cause its representatives to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any person that were being conducted with respect to any Acquisition Proposal or Acquisition Inquiry.

Board Recommendation; Adverse Recommendation Change

Each of the Caldera Board and the Synlogic Board has agreed to recommend that its respective stockholders approve the matters required to be approved in connection with the Mergers (the “Caldera Board Recommendation” and “Synlogic Board Recommendation,” respectively), and has agreed not to (i) withdraw, amend, qualify or modify (or publicly propose to withdraw, amend, qualify or modify) its recommendation in a manner adverse to the other party, (ii) approve, endorse or recommend any Acquisition Proposal, or (iii) fail to include its recommendation in the proxy statement or Registration Statement (any such action, a “Caldera Board Adverse Recommendation Change” or “Synlogic Board Adverse Recommendation Change,” as applicable).

Notwithstanding the foregoing, prior to obtaining the Required Caldera Stockholder Approval or Required Synlogic Stockholder Approval (as applicable), the applicable board of directors may make an Adverse Recommendation Change in response to (i) a Superior Offer or (ii) an “Intervening Event” (as defined in the Merger Agreement), in each case if the board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law.

Prior to making any Adverse Recommendation Change, the applicable party must:

•

provide the other party with at least four business days’ prior written notice advising the other party that its board of directors intends to make such Adverse Recommendation Change, which notice must specify the basis for such action (including, in the case of a Superior Offer, the identity of the person making such offer and the material terms and conditions thereof);

•

during such notice period, negotiate in good faith with the other party (to the extent the other party wishes to negotiate) regarding any revisions to the terms of the Merger Agreement or other proposals the other party may make in response; and

•

at the end of such notice period, reaffirm in good faith (after taking into account any revised proposal made by the other party during the notice period) that (i) in the case of a Superior Offer, such Acquisition Proposal continues to constitute a Superior Offer, and (ii) the failure to make such Adverse Recommendation Change would continue to be inconsistent with the board of directors’ fiduciary duties under applicable law.

The applicable notice period will be extended by an additional increment (on the same terms) for any material amendment or revision to the terms of the Superior Offer that gave rise to the Adverse Recommendation Change.

Indemnification of Directors and Officers; D&O Insurance

The Merger Agreement provides that, from and after the Synlogic Effective Time through the sixth anniversary of the Synlogic Effective Time, Parent and Synlogic, as the corporation surviving the Synlogic Merge as a wholly owned subsidiary of Parent, will indemnify and hold harmless each present and former director and officer of Caldera and Synlogic (the “D&O Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, fines, penalties, costs (including reasonable attorneys’ fees) and expenses arising out of or relating to their service as directors or officers of Caldera or Synlogic (or any of their respective subsidiaries) at or prior to the Synlogic Effective Time, to the fullest extent permitted by Delaware law and the organizational documents of Caldera or Synlogic, as applicable, as in effect on the date of the Merger Agreement. Parent will also advance expenses to D&O Indemnified Parties to the fullest extent permitted under Delaware law.

The Merger Agreement further provides that, for a period of six years following the Synlogic Effective Time, the certificates of incorporation and bylaws of Parent and the Surviving Corporations will contain provisions no less favorable to the D&O Indemnified Parties with respect to indemnification, advancement of expenses, elimination and limitation of liability of directors and officers than are set forth in the organizational documents of Caldera and Synlogic as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified during such six-year period in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.

Parent must maintain directors’ and officers’ liability insurance on commercially available terms with customary coverage limits from and after the Closing Date.

Conditions to Completion of the Mergers

Mutual Conditions

The respective obligations of Caldera, Synlogic and Parent to consummate the Mergers are subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•

no governmental authority has enacted, issued, promulgated, enforced or entered any law, order, injunction, judgment or decree that is then in effect and has the effect of making the Mergers illegal or otherwise prohibiting the consummation of the Mergers;

•	Synlogic has obtained the Required Synlogic Stockholder Approval;

•	Caldera has obtained the Required Caldera Stockholder Approval;

•	NYSE American has approved the listing of the shares of Parent Common Stock to be issued in the Mergers, subject to official notice of issuance;

•	the Securities Purchase Agreement (Concurrent Financing) is in full force and effect, all conditions to funding thereunder have been satisfied or waived, and minimum proceeds have been received; and

•

the Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC.

Conditions to the Obligations of Synlogic, Parent and the Merger Subs

The obligations of Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub to consummate the Mergers are subject to the satisfaction (or waiver) of additional conditions, including:

•

the accuracy of the representations and warranties of Caldera set forth in the Merger Agreement, subject to the following standards: (a) the Caldera Fundamental Representations must be true and correct in all material respects, (b) the Caldera Capitalization Representations must be true and correct in all respects (subject to de minimis exceptions), and (c) all other representations and warranties of Caldera must be true and correct in all respects (except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect), in each case as of the Closing Date (or, if made as of a specific date, as of such date);

•	Caldera has performed and complied in all material respects with all covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing;

•	the absence of a Caldera Material Adverse Effect since the date of the Merger Agreement that is continuing; and

•	Caldera has delivered to Synlogic an officer’s certificate certifying that the foregoing conditions have been satisfied.

Conditions to the Obligations of Caldera

The obligations of Caldera to consummate the Mergers are subject to the satisfaction (or waiver) of additional conditions, including:

•

the accuracy of the representations and warranties of Synlogic set forth in the Merger Agreement, subject to the following standards: (a) the Synlogic Fundamental Representations must be true and correct in all material respects, (b) the Synlogic Capitalization Representations must be true and correct in all respects (subject to de minimis exceptions), and (c) all other representations and warranties of Synlogic must be true and correct in all respects (except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect), in each case as of the Closing Date (or, if made as of a specific date, as of such date);

•	Synlogic has performed and complied in all material respects with all covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing;

•	the absence of a Synlogic Material Adverse Effect since the date of the Merger Agreement that is continuing;

•	Synlogic Common Stock continues to be quoted on OTC Pink; and

•	Synlogic has delivered to Caldera an officer’s certificate certifying that the foregoing conditions have been satisfied.

Frustration of Closing Conditions

The Merger Agreement provides that no party to the Merger Agreement may rely on the failure of any condition to the Mergers if such failure was caused by such party’s breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Closing of the Mergers, whether before or after the required stockholder approvals to complete the Mergers have been obtained, as set forth below:

•	by the mutual written consent of Caldera and Synlogic;

•

by either Caldera or Synlogic if the Mergers have not been consummated on or before the Outside Date of January 28, 2027; provided that the right to terminate under this provision is not available to a party if the failure to consummate the Mergers by the Outside Date was primarily caused by such party’s breach of the Merger Agreement. The Merger Agreement further provides that if the SEC has not declared the Registration Statement effective by the date that is 25 days prior to the Outside Date, then the parties will discuss in good faith a potential extension of the Outside Date by up to 30 days, including a potential loan by Synlogic to Caldera for working capital purposes during such extension period;

•

by either Caldera or Synlogic if any governmental authority has issued a final, non-appealable order, decree or ruling, or has enacted a law, permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers;

•	by Synlogic if the Required Caldera Stockholder Approval has not been obtained or evidenced within 15 days following the date on which the Registration Statement becomes effective;

•

by either Caldera or Synlogic if the Special Meeting (including any adjournment or postponement thereof) has been held and concluded and the Required Synlogic Stockholder Approval has not been obtained at such meeting;

•

by Caldera if a “Synlogic Triggering Event” has occurred. A Synlogic Triggering Event includes: (i) the failure of the Synlogic Board to include the Synlogic Board Recommendation in the Registration Statement, (ii) a Synlogic Board Adverse Recommendation Change, (iii) the entry by Synlogic into any contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or (iv) the failure of the Synlogic Board to recommend against acceptance of a tender offer or exchange offer within 10 business days after commencement thereof;

•

by Synlogic if a “Caldera Triggering Event” has occurred or if the Caldera Board has made a Caldera Board Adverse Recommendation Change. A Caldera Triggering Event includes: (i) the failure of the Caldera Board to include the Caldera Board Recommendation in the proxy statement, (ii) a Caldera Board Adverse Recommendation Change, or (iii) the entry by Caldera into any contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

•

by Caldera, upon a material breach by Synlogic, Parent or the Merger Subs of any representation, warranty, covenant or agreement set forth in the Merger Agreement that would cause the closing conditions with respect to the accuracy of Synlogic’s representations or the performance of Synlogic’s covenants not to be satisfied, if such breach is not cured within 30 days after written notice thereof (or is incapable of being cured by the Outside Date);

•

by Synlogic, upon a material breach by Caldera of any representation, warranty, covenant or agreement set forth in the Merger Agreement that would cause the closing conditions with respect to the accuracy of Caldera’s representations or the performance of Caldera’s covenants not to be satisfied, if such breach is not cured within 30 days after written notice thereof (or is incapable of being cured by the Outside Date);

•

by Synlogic, prior to obtaining the Required Synlogic Stockholder Approval, in order to enter into a Permitted Alternative Agreement with respect to a Superior Offer, subject to compliance with the notice and negotiation requirements described under “Board Recommendation; Adverse Recommendation Change” above;

•	by Caldera, prior to obtaining the Required Caldera Stockholder Approval, in order to enter into a Permitted Alternative Agreement with respect to a Superior Offer, subject to compliance with the notice and negotiation requirements described under “Board Recommendation; Adverse Recommendation Change” above and payment of the Caldera Termination Fee to Synlogic; or

•	by Caldera if NYSE American listing approval has been finally denied.

In the event of termination by any party, the Merger Agreement will become void and of no further force or effect, and there will be no further obligation on the part of any party, except that (i) certain provisions of the Merger Agreement (including those relating to termination fees, fees and expenses, confidentiality and general provisions) will survive termination and (ii) no party will be relieved or released from any liability arising out of any fraud or willful and material breach of the Merger Agreement occurring prior to such termination.

Termination Fees

Caldera Termination Fee

If the Merger Agreement is terminated (i) by Synlogic pursuant to Section 10.1(g) (Caldera Triggering Event or Caldera Board Adverse Recommendation Change) or (ii) by Caldera pursuant to Section 10.1(k) (to enter into a Permitted Alternative Agreement with respect to a Superior Offer), then Caldera must pay to Synlogic a nonrefundable cash fee of $5.0 million (the “Caldera Termination Fee”) within two business days of such termination.

Synlogic Termination Fee

If the Merger Agreement is terminated (i) by Caldera pursuant to Section 10.1(f) (Synlogic Triggering Event) or (ii) by Synlogic pursuant to Section 10.1(j) (to enter into a Permitted Alternative Agreement with respect to a Superior Offer), then Synlogic must pay to Caldera a nonrefundable cash fee of $1.0 million (the “Synlogic Termination Fee” and, together with the Caldera Termination Fee, the “Termination Fees”) within two business days of such termination.

Tail Termination Fee Provisions

In addition, “tail” termination fee provisions apply in certain circumstances. If the Merger Agreement is terminated pursuant to Section 10.1(b) (Outside Date), Section 10.1(e) (failure to obtain Required Synlogic Stockholder Approval) or by Caldera pursuant to Section 10.1(h) (Synlogic breach), and prior to such termination an Acquisition Proposal with respect to Synlogic has been publicly announced or communicated to the Synlogic Board and not withdrawn, and within 12 months following such termination Synlogic enters into or consummates a Subsequent Transaction, then Synlogic must pay the Synlogic Termination Fee. Analogously, if the Merger Agreement is terminated pursuant to Section 10.1(b) (Outside Date), Section 10.1(d) (failure to obtain Required Caldera Stockholder Approval) or by Synlogic pursuant to Section 10.1(i) (Caldera breach), and prior to such termination an Acquisition Proposal with respect to Caldera has been publicly announced or communicated to the Caldera Board and not withdrawn, and within 12 months following such termination Caldera enters into or consummates a Subsequent Transaction, then Caldera must pay the Caldera Termination Fee.

Exclusive Remedy; Liquidated Damages

Payment of the applicable Termination Fee constitutes the sole and exclusive remedy of the receiving party against the paying party for any termination of the Merger Agreement giving rise to such payment obligation, subject to the carve-out for fraud or willful and material breach under the effect of termination provisions. The parties have acknowledged that the Termination Fees represent good-faith estimates of damages and constitute liquidated damages and not penalties, and that proof of actual damages need not be shown in order to receive payment of such fees. Any Termination Fee not paid when due will accrue interest at the prime rate, and the paying party will reimburse the receiving party for all reasonable costs of collection.

Fees and Expenses

Except as otherwise specifically provided in the Merger Agreement (including with respect to the Caldera Termination Fee and the Synlogic Termination Fee), all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated. Notwithstanding the foregoing, Synlogic and Caldera will share equally in the fees and expenses related to the printing and filing with the SEC of the Registration Statement and any amendments or supplements thereto.

Governing Law; Specific Performance

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would require the application of the laws of another jurisdiction.

The parties to the Merger Agreement are entitled to specific performance and injunctive or other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement, in addition to any other remedies available at law or in equity. The parties have agreed that they will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity, and the parties further agreed that no party will be required to post any bond or other security in connection with seeking such equitable relief.

Amendment

The Merger Agreement may be amended by the parties thereto at any time prior to the Synlogic Effective Time, whether before or after receipt of the Required Caldera Stockholder Approval or Required Synlogic Stockholder Approval; provided that after receipt of either such stockholder approval, there may not be made any amendment that by law or by the rules of any applicable stock exchange requires further approval by such stockholders without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce each party to enter into the Merger Agreement, the directors, officers, and certain stockholders of each of Caldera and Synlogic (in each case, solely in their capacity as stockholders) are party to support agreements pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of the applicable company, to vote all of his, her or its shares of capital stock of the applicable company including, subject to the terms of the applicable support agreement, any additional shares acquired after the date thereof in favor of:

•

the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions (as defined in the Merger Agreement) and the other actions contemplated by the Merger Agreement;

•	the applicable Merger;

•	under the Caldera Support Agreement, all of the matters set forth in the Caldera Stockholder Written Consent; and

•

under the Synlogic Support Agreement, the Merger Proposal and each of the items recommended by the Synlogic Board set forth in the Synlogic Proxy Statement in connection with the Synlogic Stockholder Meeting.

These stockholders also agreed to vote against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions and (ii) any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of the applicable company in the Merger Agreement, subject to certain specified exceptions.

The support agreements provide that these voting obligations do not apply to any amendment to the Merger Agreement that:

•	decreases the applicable exchange ratio or changes the form or reduces the amount of the consideration payable to the applicable company’s stockholders;

•	increases the other party’s exchange ratio or changes the form or increases the amount of the consideration payable to such other party’s stockholders;

•	is material and adverse to the holder; or

•	imposes any restrictions or any additional conditions on the consummation of the Mergers or the other transactions contemplated by the Merger Agreement.

Under the Caldera Support Agreements, promptly after the Registration Statement is declared effective under the Securities Act, and in any event no later than two business days thereafter, each supporting Caldera stockholder has agreed to irrevocably execute and deliver, or cause to be delivered, its duly executed counterpart to the Caldera Stockholder Written Consent in accordance with the DGCL and Caldera’s organizational documents. Under the Synlogic Support Agreements, each supporting Synlogic stockholder has agreed to be present (in person or by proxy) at the Special Meeting and at any adjournment or postponement thereof for purposes of determining the presence of a quorum and to vote all shares of Synlogic capital stock beneficially owned by such holder in accordance with the voting obligations described above.

These stockholders have also granted the applicable company an irrevocable proxy, coupled with an interest, to vote their respective shares solely with respect to the matters described above requiring a vote in favor of the Merger Agreement and related transactions in accordance with the support agreements if the holder fails to vote his, her or its shares of the applicable company, or otherwise fails to perform or comply with such stockholder’s obligations under the support agreement by 5:00 p.m. (Eastern Time) on the day immediately preceding the applicable meeting date or written consent deadline; provided that the holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such stockholder meeting or consent solicitation (such date, the “Termination Date”). The proxy is irrevocable and coupled with an interest until the Termination Date. The stockholders may vote their shares on all other matters not covered by the voting obligations in their sole discretion.

Under the support agreements, subject to certain exceptions, such stockholders have also agreed not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to the support agreements, Merger Agreement or the transactions contemplated thereby), assign, gift or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to any such transfer of any of their respective shares until the Termination Date. Any transfer in violation of the support agreements will be void and of no force or effect. Permitted exceptions to the transfer restrictions include, among others, transfers by gift to immediate family members or trusts, transfers to a charitable organization, transfers by operation of law or pursuant to a court order, transfers to affiliated entities, transfers to a partnership, limited liability company or other entity wholly owned by the holder and/or the holder’s immediate family, transfers to a trustor or beneficiary of a trust or the estate of a beneficiary of such trust, transfers by virtue of the laws of the entity’s state of organization upon dissolution, the settlement, exercise or vesting of options or warrants (including to pay exercise prices or taxes), and the conversion of preferred stock into common stock (applicable only under the Caldera Support Agreement, as the Synlogic Support Agreement does not cover shares of Synlogic preferred stock).

To the extent that any such transfer is permitted (other than transfers in connection with the settlement, exercise or vesting of options or warrants), each permitted transferee must enter into a written agreement in substantially the form of the applicable support agreement agreeing to be bound by the same restrictions. Each holder has also authorized the applicable company to notify its transfer agent that there is a stop transfer order with respect to all of such holder’s shares.

Each stockholder has also waived any appraisal rights under applicable law, including Section 262 of the DGCL, in connection with the applicable Merger, and has agreed not to bring, commence, institute, maintain, prosecute or voluntarily aid any legal proceeding, in his, her or its capacity as a stockholder, which challenges the validity of the applicable support agreement or alleges that the execution and delivery of the applicable support agreement constitutes a breach of any fiduciary duty of the applicable company’s board of directors.

The support agreements were entered into by each holder solely in his, her or its capacity as a stockholder of the applicable company and not in such holder’s capacity as a director, officer or employee of the applicable company or as a trustee or fiduciary of any applicable equity plans, and nothing in the support agreements limits or restricts any holder who is a director or officer from taking any action in such capacity, including fulfilling the obligations of such office.

Each support agreement will automatically terminate upon the earliest to occur of:

•	the valid termination of the Merger Agreement;

•

any amendment to the Merger Agreement that decreases the applicable exchange ratio or changes the form or reduces the amount of the consideration payable to the applicable company’s stockholders, or that increases the other party’s exchange ratio or changes the form or increases the amount of the consideration payable to such other party’s stockholders;

•	the Outside Date, as such Outside Date may be extended for up to thirty (30) days as the parties may agree pursuant to Section 10.1(b) of the Merger Agreement;

•	the Caldera Effective Time (under the Caldera Support Agreement) or the Synlogic Effective Time (under the Synlogic Support Agreement), as applicable; and

•	a mutual written agreement to terminate.

The support agreements are governed by the laws of the State of Delaware, with exclusive jurisdiction in the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware or the United States District Court for the District of Delaware if the Court of Chancery does not have subject matter jurisdiction. Each party has waived the right to trial by jury and acknowledged the right to specific performance.

Differences Between the Caldera Support Agreement and the Synlogic Support Agreement

The Caldera and Synlogic support agreements are substantially identical, with the following differences:

•

Under the Caldera support agreement, the shares of Caldera capital stock subject to the voting and transfer obligations include shares of Caldera Common Stock, Caldera Preferred Stock, and Caldera Options and other securities convertible into, or exercisable or exchangeable for, shares of Caldera Common Stock.

•

Under the Synlogic support agreement, the shares of Synlogic capital stock subject to the voting and transfer obligations include shares of Synlogic Common Stock, Synlogic Options, Synlogic Warrants and other securities convertible into, or exercisable or exchangeable for, shares of Synlogic Common Stock. Unlike the Caldera Support Agreement, the Synlogic Support Agreement does not cover shares of Synlogic preferred stock.

•

Under the Caldera Support Agreements, the Caldera stockholders are obligated to deliver the Caldera Stockholder Written Consent no later than two business days after the Registration Statement is declared effective. Under the Synlogic Support Agreements, the Synlogic stockholders are obligated to attend the Special Meeting (in person or by proxy) for quorum purposes and to vote at such meeting in accordance with their voting obligations.

•

Under the Caldera Support Agreement, the irrevocable proxy and stop-transfer authorization are granted to Caldera. Under the Synlogic Support Agreement, the irrevocable proxy and stop-transfer authorization are granted to Synlogic.

The specific holders party to each support agreement, and the number and type of shares held by each such holder, are set forth in Exhibit A to the applicable support agreement.

The foregoing descriptions of the Synlogic Support Agreement and the Caldera Support Agreement do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, copies of which are attached to this registration statement/prospectus as Annex F and Annex G and incorporated by reference.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Caldera entered into the Lock-Up Agreements, as a condition and inducement to Synlogic’s willingness to enter into the Merger Agreement, pursuant to which such parties have agreed that, without the prior written consent of Parent (and, solely prior to the Closing, Caldera), they will not, during the period commencing upon the Closing and ending 180 days after the Closing Date (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock (including shares received in the mergers and shares issuable upon exercise of options, warrants or convertible securities);

•	enter into any swap, short sale, hedge or other agreement that transfers any of the economic consequences of ownership of such securities;

•

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock (other than pursuant to the merger agreement or any applicable registration rights agreement); or

•	publicly disclose the intention to do any of the foregoing.

The Lock-Up Agreements also restrict the undersigned from making any demand for, or exercising any right with respect to, the registration of any shares of Parent Common Stock during such period (other than pursuant to the merger agreement or any applicable registration rights agreement).

The Lock-Up Agreements further provide that, if Parent (and, prior to the Closing, Caldera) grants any other holder subject to a substantially similar lock-up agreement an early release or permission to transfer shares for value (other than as permitted by the Lock-Up Agreements), the undersigned will be entitled to a pro rata release from its restrictions; provided that such pro rata release will not be triggered unless and until the aggregate permissions and early releases represent an amount in excess of 1% of the number of shares of Parent Common Stock originally subject to substantially similar agreements.

The Lock-Up Agreements contain customary exceptions, including for certain transfers for estate planning purposes or by operation of law, transfers to affiliates or immediate family members, transactions relating to:

•	the exercise or settlement of equity awards (including to satisfy tax obligations), the establishment of Rule 10b5-1 trading plans that do not provide for sales during the restricted period;

•	transfers pursuant to a bona fide third-party change of control transaction;

•	transfers of securities acquired in open market transactions or public offerings not issued in connection with the mergers; and

•	transfers pursuant to court order, and certain transfers of shares issued in connection with the concurrent financing.

With respect to certain permitted transfers described above (including transfers for estate planning purposes, to affiliates, immediate family members, trusts and related persons), such transfers must not be for value and each permitted transferee is required to enter into a lock-up agreement in substantially the same form. In addition, no filing under Section 16 of the Exchange Act or other public announcement is required to be made or voluntarily made in connection with certain of the foregoing permitted transfers during the restricted period, subject to limited exceptions.

The Lock-Up Agreements will automatically terminate, and the signatory will be released from all obligations thereunder, upon the earliest to occur of (i) Caldera advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions, (ii) the Merger Agreement being validly terminated pursuant to its terms or (iii) February 28, 2027, in the event that the Contemplated Transactions have not been consummated by such date.

The Caldera stockholders who have executed Lock-Up Agreements as of August 15, 2026 owned, in the aggregate, over 96% of the outstanding shares of Caldera Common Stock (on a fully diluted basis).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, a copy of which is attached as Annex H to this proxy statement/prospectus and is incorporated by reference.

Concurrent Financing Agreements

Concurrently with entering into the Merger Agreement, Caldera entered into the Securities Purchase Agreement with the Investors. Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Caldera agreed to sell, and the Investors agreed to purchase, an aggregate of approximately $278.0 million worth of shares of Caldera Common Stock. The price per share is equal to the Caldera Equity Value (as defined in the Merger Agreement) divided by the number of Caldera Outstanding Shares (as defined in the Merger Agreement, but excluding the shares issued in the Concurrent Financing) as of immediately prior to the Closing. Shares of Caldera Common Stock issued pursuant to the Concurrent Financing will be converted into shares of Parent Common Stock, in accordance with the terms of the Merger Agreement. The Closing of the Concurrent Financing is anticipated to occur on or about the date of the Closing of the Mergers, subject to the satisfaction of customary closing conditions, including (i) Caldera’s receipt at the Closing of aggregate proceeds from the purchase of shares under the Securities Purchase Agreement of not less than $200.0 million, (ii) that all conditions to the Closing of the Mergers shall have been satisfied or waived and the Closing of the Mergers shall be set to occur substantially concurrently with the Closing under the Securities Purchase Agreement, (iii) that Synlogic shall have obtained the Required Synlogic Stockholder Vote, and (iv) that the Registration Statement shall have become effective under the Securities Act with no stop order in effect or proceedings for that purpose initiated or threatened. The Securities Purchase Agreement contains customary representations and warranties of Caldera, on the one hand, and the Investors, on the other hand, and customary indemnification provisions.

Caldera and Parent have also entered into the Registration Rights Agreement with the Investors in connection with the Concurrent Financing. Pursuant to the Registration Rights Agreement, Parent will prepare and file a resale registration statement with the SEC no later than the 30th calendar day following the Closing Date. Parent will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

Parent will also agree to, among other things, indemnify the Investors, their members, shareholders, directors, officers, partners, employees, managers, agents, representatives and advisors under the Registration Rights Agreement from certain liabilities and pay all fees and expenses (excluding underwriting discounts and selling commissions and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities (as defined in the Registration Rights Agreement)) incident to Parent’s obligations under the Registration Rights Agreement.

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the form of Securities Purchase Agreement and the Registration Rights Agreement, copies of which are attached as Annex I and Annex J, respectively, to this proxy statement/prospectus and are incorporated by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Mergers

The following is a discussion of the material U.S. federal income tax consequences for holders of Synlogic Common Stock and Caldera Common Stock. This discussion only applies to holders of Synlogic Common Stock or Caldera Common Stock that hold their Synlogic Common Stock or Caldera Common Stock as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, property held for investment), and does not describe all of the tax consequences that may be relevant to holders of Synlogic Common Stock or Caldera Common Stock in light of their particular circumstances or consequences to holders who are subject to special rules, such as:

•	banks, thrifts, mutual funds and other financial institutions or financial services entities;

•	insurance companies;

•	tax-exempt organizations, pension funds or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	persons that acquired securities pursuant to an exercise of employee share options, in connection with employee incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Synlogic Common Stock or Caldera Common Stock;

•	brokers or dealers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	persons holding their Synlogic Common Stock or Caldera Common Stock as part of a “straddle,” hedge, conversion, constructive sale or other risk reducing transactions;

•	persons that directly, indirectly or constructively own 10% or more (by vote or value) of Synlogic or Caldera shares;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	grantor trusts;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders that are “controlled foreign corporations” or “passive foreign investment companies,” referred to as “PFICs,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who acquired Caldera Common Stock as qualified small business stock under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired Synlogic Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons who hold or are deemed to hold “section 306” stock;

•

a person required to accelerate the recognition of any item of gross income with respect to Synlogic Common Stock or Caldera Common Stock as a result of such income being recognized on an applicable financial statement; or

•	a foreign corporation that is treated as a surrogate foreign corporation under Section 7874 of the Code.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold Synlogic Common Stock or Caldera Common

Stock through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Synlogic Common Stock or Caldera Common Stock, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below. Each of the foregoing is subject to change or to differing interpretation, potentially with retroactive effect. In addition, the following summary does not address any U.S. federal non-income tax consequences of the Mergers, including estate, gift or other tax consequences, any state, local or non-U.S. tax consequences of the Mergers, and the tax on net investment income or the alternative minimum tax. Holders of Synlogic Common Stock or Holders of Caldera Common Stock are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

For purpose of this discussion, a “U.S. holder” is a beneficial owner of Synlogic Common Stock or Caldera Common Stock who is, or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

ALL HOLDERS OF SYNLOGIC COMMON STOCK OR CALDERA COMMON STOCK ARE URGED TOCONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND RELATED TRANSACTIONS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Mergers Generally

The following discussion assumes that the Mergers will be consummated as described in the Merger Agreement and as described in this proxy statement/prospectus. Each of Parent, Synlogic and Caldera intend to take the position that (i) the Mergers, taken together, will qualify as a transaction described in Section 351(a) of the Code, (ii) the Synlogic Merger, by itself, will qualify as a transaction described in Section 368(a), and (iii) the Caldera Merger, by itself, will qualify as a transaction described in Section 368(a) of the Code. These positions are based on certain facts, representations and assumptions and the accuracy of such facts, representations and assumptions, could affect the conclusions set forth below. Neither Synlogic nor Caldera intend to obtain a ruling from the IRS on the tax treatment of the transactions in respect their classifications as “reorganizations” within the meaning of Section 368(a) of the Code or as an “exchange” described in Section 351(a) of the Code and it is possible that the IRS may take a different position and that a court may uphold such different position.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Synlogic Common Stock

The receipt of shares of Parent Common Stock in exchange for shares of Synlogic Common Stock pursuant to the Synlogic Merger, taken together with the receipt of shares of Parent Common Stock in exchange for Caldera Common Stock pursuant to the Caldera Merger, will qualify as an “exchange” described in Section 351(a) of the Code and/or, taken alone, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a result of the foregoing, a U.S. holder of shares of Synlogic Common Stock receiving shares of Parent Common Stock pursuant to the Synlogic Merger will not recognize gain or loss with respect to such receipt of such shares for U.S. federal tax purposes. The aggregate adjusted tax basis of the shares of Parent Common Stock the U.S. holder of shares of Synlogic Common Stock receives will be equal to the aggregate adjusted tax basis of the shares of Synlogic Common Stock the U.S. holder surrendered pursuant to the Synlogic Merger, and the holding period of the shares of Parent Common Stock will include the U.S. holder’s holding period of the shares of Synlogic Common Stock surrendered therefor. A U.S. holder of shares of Synlogic Common Stock who acquired such shares at different times are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Caldera Common Stock

The receipt of shares of Parent Common Stock in exchange for Caldera Common Stock pursuant to the Caldera Merger, taken together with the receipt of shares of Parent Common Stock in exchange for shares of Synlogic Common Stock pursuant to the Synlogic Merger, will qualify as an “exchange” described in Section 351(a) of the Code and/or, taken alone, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, therefore, a U.S. holder of shares of Caldera Common Stock receiving shares of Parent Common Stock pursuant to the Caldera Merger will not recognize gain or loss with respect to such receipt of such shares for U.S. federal tax purposes. The aggregate adjusted tax basis of the Parent Common Stock a U.S. holder of Caldera Common Stock receives will generally be equal to the aggregate adjusted tax basis of the Caldera Common Stock the U.S. holder surrendered pursuant to the Caldera Merger, and the holding period of the shares of Parent Common Stock will generally include the U.S. holder’s holding period of the Caldera Common Stock surrendered therefor. A U.S. holder of shares of Caldera Common Stock who acquired such shares at different times are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation.

Reporting Requirements

Each U.S. holder of Synlogic Common Stock and U.S. holder of Caldera Common Stock receiving shares of Parent Common Stock in the Synlogic Merger or Caldera Merger, as applicable, may be required to retain permanent records pertaining to the Synlogic Merger or Caldera Merger, as applicable, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Synlogic Common Stock or Caldera Common Stock, as applicable, exchanged and the amount of Parent Common Stock received in exchange therefor.

U.S. holders of Synlogic Common Stock who owned, immediately prior to the Synlogic Merger, at least 5.0% of the total combined voting power or value of the total outstanding shares of Synlogic Common Stock may be required to attach a statement to their tax returns for the year in which the Synlogic Merger is consummated that contains the information listed in Treasury regulations section 1.368-3(b). Such statement must include such U.S. holder’s tax basis in such U.S. holder’s Synlogic Common Stock surrendered in the Synlogic Merger, the fair market value of such stock, the date of the Synlogic Merger and the name and employer identification number of each of Synlogic and Parent.

U.S. holders of Caldera Common Stock who owned, immediately before the Caldera Merger, at least 1.0% of the total combined voting power or value of the total outstanding shares of Caldera Common Stock may be required to attach a statement to their tax returns for the year in which the Caldera Merger is consummated that contains the information listed in Treasury regulations section 1.368-3(b). Such statement must include the such U.S. holder’s tax basis in such U.S. holder’s Caldera Common Stock surrendered in the Caldera Merger, the fair market value of such stock, the date of the Caldera Merger and the name and employer identification number of each of Caldera and Parent.

In addition, U.S. holders of Synlogic Common Stock or U.S. holders of Caldera Common Stock that receive shares of Parent Common Stock and, upon completion of the transactions, own shares of Parent Common Stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of Parent Common Stock, are required to attach to their tax returns for the year in which the Mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the shares of Synlogic Common Stock or the Caldera Common Stock, as applicable, exchanged pursuant to the Mergers.

U.S. holders of Synlogic Common Stock and U.S. holders of Caldera Common Stock are urged to consult with their tax advisors regarding compliance with these reporting rules.

Dissenters’ Rights

If the Merger Agreement and the Mergers are approved by the required vote of Synlogic and Caldera stockholders and is not abandoned or terminated, holders of Synlogic Common Stock or Caldera Common Stock who did not approve the Merger Agreement or the Mergers may be entitled to dissenters’ rights as described herein and can demand to have Synlogic or Caldera, as applicable, purchase its shares for cash at their fair market value (as more fully discussed below).

Exercise of Dissenters’ Rights

Synlogic and Caldera stockholders who exercise dissenters’ rights and receive cash consideration will recognize gain or loss equal to the difference between the amount of cash received and their adjusted tax basis in the shares surrendered in exchange therefor. For non-corporate holders, such gain should be entitled to the long-term capital gains rate assuming the holder held the shares for more than one year. The recognition of losses is subject to limitations.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Material U.S. Federal Income Tax Consequences of the Synlogic Reverse Stock Split

The following discussion summarizes the material U.S. federal income tax consequences of the proposed Synlogic Reverse Stock Split to Synlogic and to U.S. holders (as defined below). This discussion only applies to holders of Synlogic Common Stock that hold their common stock as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, property held for investment), and does not describe all of the tax consequences that may be relevant to holders of Synlogic Common Stock in light of their particular circumstances or consequences to holders who are subject to special rules, such as:

•	banks, thrifts, mutual funds and other financial institutions or financial services entities;

•	insurance companies;

•	tax-exempt organizations, pension funds or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	persons that acquired securities pursuant to an exercise of employee share options, in connection with employee incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to Synlogic Common Stock;

•	brokers or dealers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	persons holding Synlogic Common Stock as part of a “straddle,” hedge, conversion, constructive sale or other risk reducing transactions;

•	persons that directly, indirectly or constructively own 10% or more (by vote or value) of Synlogic Common Stock;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	grantor trusts;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders that are “controlled foreign corporations” or “passive foreign investment companies,” referred to as “PFICs,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who acquired Synlogic Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons who hold or are deemed to hold “section 306” stock;

•	a person required to accelerate the recognition of any item of gross income with respect to Synlogic Common Stock as a result of such income being recognized on an applicable financial statement; or

•	a foreign corporation that is treated as a surrogate foreign corporation under Section 7874 of the Code.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold Synlogic Common Stock through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Synlogic Common Stock, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of the proposed Synlogic Reverse Stock Split may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below. Each of the foregoing is subject to change or to differing interpretation, potentially with retroactive effect. In addition, the following summary does not address any U.S. federal non-income tax consequences of the proposed Synlogic Reverse Stock Split, including estate, gift or other tax consequences, any state, local or non-U.S. tax consequences of the proposed Synlogic Reverse Stock Split, and the tax on net investment income or the alternative minimum tax. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after, or at the same time as the proposed Synlogic Reverse Stock Split, whether or not they are in connection with the proposed Synlogic Reverse Stock Split. This discussion should not be considered as tax or investment advice, and the tax consequences of the proposed Synlogic Reverse Stock Split may not be the same for all stockholders.

Each stockholder is urged to consult his, her or its own tax advisors concerning the particular U.S. federal tax consequences of the proposed Synlogic Reverse Stock Split, as well as the consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences.

Tax Consequences to Synlogic

The proposed Synlogic Reverse Stock Split is intended to be treated as a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code. As a result, we should not recognize taxable income, gain, or loss in connection with the proposed Synlogic Reverse Stock Split.

Tax Consequences to U.S. Holders

For purpose of this discussion, a “U.S. holder” is a beneficial owner of Synlogic Common Stock who is, or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A U.S. holder generally should not recognize gain or loss upon the proposed Synlogic Reverse Stock Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of Synlogic Common Stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Synlogic Common Stock received pursuant to the proposed Synlogic Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of Synlogic Common Stock exchanged therefor (reduced by the amount of such basis that is allocated to any fractional share of Synlogic Common Stock). The U.S. holder’s holding period in the shares of Synlogic Common Stock received pursuant to the proposed Synlogic Reverse Stock Split should include the holding period in the shares of Synlogic Common Stock exchanged therefor. Treasury regulations provide detailed rules for allocating the tax basis and holding period of shares of common stock surrendered in a recapitalization to shares received in the recapitalization. U.S. holders of shares of Synlogic Common Stock acquired on different dates and at different prices are urged to consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. holder that, pursuant to the proposed Synlogic Reverse Stock Split, receives cash in lieu of a fractional share of Synlogic Common Stock should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Synlogic Common Stock surrendered that is allocated to such fractional share. Such capital gain or loss will be short-term if the pre-Synlogic Reverse Stock Split shares were held for one year or less at the effective time of the Synlogic Reverse Stock Split and long-term if held for more than one year.

A U.S. holder of Synlogic Common Stock may be subject to information reporting and backup withholding (currently at a rate of 24%) on cash paid in lieu of a fractional share in connection with the proposed Synlogic Reverse Stock Split. A U.S. holder of Synlogic Common Stock will be subject to backup withholding if such U.S. holder is not otherwise exempt and such U.S. holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. holders of Synlogic Common Stock are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

The U.S. federal income tax discussion set forth above does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of such stockholder’s circumstances and income tax situation. Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential U.S. federal, state, local, and non-U.S. tax consequences to you of the proposed Synlogic Reverse Stock Split.

U.S. Federal Income Tax Considerations of Owning and Disposing of Parent Common Stock to Both U.S. Holders and Non-U.S. Holders

Distributions to U.S. holders with respect to Parent Common Stock

In general, distributions with respect to Parent Common Stock will be taxable as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares the material U.S. federal income tax considerations with respect to which are discussed below under “Dispositions by U.S. holders.”

To the extent that any portion of the distribution is treated as a dividend, corporate U.S. holders should generally be eligible for dividend-received deductions (“DRD”) and non-corporate U.S. holders could qualify for reduced rates applicable to qualified dividend income, assuming in each case, that a minimum holding period and certain other generally applicable requirements are satisfied. If a distribution treated as a dividend is characterized as an “extraordinary dividend” within the meaning of Section 1059 of the Code, special U.S. federal income tax considerations could apply to a U.S. holder. Each U.S. holder is urged to consult with its own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dispositions of Parent Common Stock by U.S. holders

Upon a sale or other taxable disposition of Parent Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Parent Common Stock.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period of such Parent Common Stock exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders (including individuals) generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Special rules could apply in the case of a disposition of shares with respect to which an “extraordinary dividend” was received within the meaning of Section 1059 of the Code.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Parent Common Stock so disposed of.

Distributions Made to and Dispositions by Non-U.S. Holders with Respect to Parent Common Stock

For purposes of this summary, a “Non-U.S. holder” means a beneficial owner of Parent Common Stock that for U.S. federal income tax purposes is not classified as a partnership and is not a U.S. holder, including, (1) a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates; (2) a foreign corporation; or (3) a foreign estate or trust.

Non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of distributions paid on or sales or other dispositions of Parent Common Stock.

Distributions Made to Non-U.S. holders

In general, distributions with respect to Parent Common Stock will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits generally will be applied against and reduce the Non-U.S. holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares the material U.S. federal income tax considerations with respect to which are discussed further below under the section titled “— Sales or Other Dispositions by Non-U.S. Holders”. Any such distribution could also be subject to the discussion below under the section titled “— Additional Withholding and Reporting Requirements”.

Dividends paid to a Non-U.S. holder will be subject to withholding of U.S. federal income tax currently at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, with respect to such dividends will be required to (i) complete IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if the Parent Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

Dividends paid to a Non-U.S. holder that are effectively connected with the conduct of a trade or business by such Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied including completing IRS Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a Non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Non-U.S. holders that do not timely provide Synlogic or its agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Sales or Other Dispositions by Non-U.S. holders

Subject to the discussion below under the section titled “— Additional Withholding and Reporting Requirements”, in general, a Non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of Parent Common Stock unless (1) such Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) Parent is or has been a “United States real property holding corporation”, as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. holder’s holding period in the shares of Parent Common Stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. holder in the United States).

If the first exception applies, the Non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which such Non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that Parent will not be a USRPHC immediately after the Mergers, and do not anticipate that Parent will become a USRPHC. However, because the determination of whether a corporation is a USRPHC depends on the fair market value of Synlogic’s U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that Parent will not become a USRPHC in the future. Even if Parent became a USRPHC, a Non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of Parent Common Stock by reason of Parent’ status as USRPHC so long as the Parent Common Stock is “regularly traded on an established securities market” (within the meaning of the applicable Treasury regulations) at any time during the calendar year in which the disposition occurs and such Non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of Parent Common Stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that Parent Common Stock will be regularly traded on an established securities market for purposes of the rules described above.

Additional Withholding and Reporting Requirements

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, Parent Common Stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, Parent Common Stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The U.S. Treasury Department has released proposed Treasury regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of Parent Common Stock. In its preamble to such proposed Treasury regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their ownership of Parent Common Stock.

Information Reporting and Backup Withholding

In general, information reporting and backup withholding (currently at a rate of 24%) may apply to payments of dividends on, and the proceeds of the sale of Parent Common Stock. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly-executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

MATTERS BEING SUBMITTED TO A VOTE OF SYNLOGIC STOCKHOLDERS

PROPOSAL NO. 1: APPROVAL OF THE MERGER AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREUNDER, INCLUDING ISSUANCE OF PARENT CAPITAL STOCK IN THE MERGERS PURSUANT TO THE MERGER AGREEMENT

As a result of the Caldera Merger, each outstanding share of Caldera Common Stock, including shares of Caldera Common Stock issued in connection with the Concurrent Financing (excluding any shares of Caldera Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock equal to     , subject to adjustment as set forth in the Merger Agreement. In addition, each outstanding Caldera Option will be immediately prior to the Caldera Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Caldera Option immediately prior to the Caldera Effective Time, subject to adjustment as set forth in the Merger Agreement.

As a result of the Synlogic Merger, each outstanding share of Synlogic Common Stock (excluding any shares of Synlogic Common Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Parent Common Stock equal to     , subject to adjustment as set forth in the Merger Agreement. In addition, each outstanding Synlogic Option (i) with an exercise price per share less than the Specified Trading Price, will become fully vested and converted into net-exercised shares of Parent Common Stock, subject to adjustment as set forth in the Merger Agreement, and (ii) with an exercise price per share greater than the Specified Trading Price, will be immediately prior to the Synlogic Effective Time, assumed and converted into an option to purchase Parent Common Stock, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, subject to adjustment as set forth in the Merger Agreement.

Upon the Closing, it is anticipated that pre-Closing Synlogic stockholders will own approximately   % of Parent, pre-Closing Caldera stockholders will own approximately   % of Parent and the Investors in the Concurrent Financing will own approximately   % of Parent.

Each and every reference to share prices and Parent Common Stock will be subject to adjustment for forward and reverse stock splits, stock dividends, stock combinations and other similar transactions of the Parent Common Stock that occur after the date of the Merger Agreement.

For a summary of and detailed information regarding this proposal, see the information about the Merger Agreement and the Mergers throughout this proxy statement/prospectus, including the information set forth in the sections entitled “The Mergers” and “The Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. You are urged to read the Merger Agreement carefully and in its entirety.

Required Vote

The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date, voting as a single class, is required to approve Proposal No. 1. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal No. 1. Approval of this Proposal No. 1 is a condition to the consummation of the Mergers. If this Proposal No. 1 is not approved, the Mergers will not be completed.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THAT THE SYNLOGIC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREUNDER, INCLUDING ISSUANCE OF PARENT CAPITAL STOCK IN THE MERGERS PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NO. 2:

APPROVAL OF THE SYNLOGIC REVERSE STOCK SPLIT

On     , 2026, the Synlogic Board approved, subject to stockholder approval, a certificate of amendment to the Synlogic Charter to effect a reverse stock split of the outstanding Synlogic Common Stock by combining outstanding shares of Synlogic Common Stock into a lesser number of outstanding shares of common stock at a ratio of not less than 1-for-    and not more than 1-for-    , with the exact ratio to be set within this range by the Synlogic Board at its sole discretion (the “Synlogic Reverse Stock Split”). In its sole discretion, the Synlogic Board may alternatively elect to abandon such proposed certificate of amendment and not effect the Synlogic Reverse Stock Split approved by stockholders. Upon the effectiveness of the certificate of amendment to the Synlogic Charter effecting the Synlogic Reverse Stock Split, each share of Synlogic Common Stock will be issued for a specified number of shares in accordance with the ratio for the Synlogic Reverse Stock Split selected by the Synlogic Board.

If the Synlogic stockholders approve the Synlogic Reverse Stock Split, the Synlogic Board would have the sole discretion to effect the Synlogic Reverse Stock Split and to fix the specific ratio for the Synlogic Reverse Stock Split, provided that the ratio would be not less than 1:    and not more than 1:    . We believe that enabling the Synlogic Board to fix the specific ratio of the Synlogic Reverse Stock Split within the stated range will provide us with the flexibility to implement the split in a manner designed to maximize the anticipated benefits to us and Synlogic’s stockholders, as described below. The determination of the ratio of the Synlogic Reverse Stock Split will be based on a number of factors, described further below under the heading “Criteria to be Used for Decision to Apply the Synlogic Reverse Stock Split.”

If the Synlogic stockholders approve the Synlogic Reverse Stock Split, the Synlogic Reverse Stock Split would become effective upon the time specified in the certificate of amendment to the Synlogic Charter as filed with the Secretary of State of the State of Delaware. The exact timing of the filing of the certificate of amendment and the Synlogic Reverse Stock Split will be determined by the Synlogic Board based on its evaluation as to when such action will be the most advantageous to Synlogic and its stockholders. In addition, the Synlogic Board reserves the right, notwithstanding stockholder approval and without further action by the Synlogic stockholders, to abandon the certificate of amendment and the Synlogic Reverse Stock Split if, at any time prior to the filing of the certificate of amendment with the Secretary of State, the Synlogic Board, in its sole discretion, determines that it is no longer in Synlogic’s best interest and the best interests of Synlogic’s stockholders to proceed.

The primary purpose for effecting the Synlogic Reverse Stock Split is to increase the per-share trading price of Synlogic Common Stock to:

•	increase in the minimum bid price of Synlogic Common Stock, thereby increasing the ability of Parent to satisfy the NYSE American listing requirements for Parent common stock;

•	generate investor interest in Synlogic and ultimately Parent and help Parent attract and retain employees; and

•	increase trading volume in, and facilitate future financings by, Parent.

In evaluating whether to effect the Synlogic Reverse Stock Split, the Synlogic Board has and will continue to consider negative factors associated with reverse stock splits. These factors include the negative perception of reverse stock splits held by many investors, analysts, and other stock market participants and the fact that the stock price of some companies that have effected reverse stock splits has subsequently declined back to pre-reverse stock split levels. In recommending the Synlogic Reverse Stock Split, the Synlogic Board determined that the potential benefits significantly outweighed these potential negative factors.

Criteria to be Used for Decision to Apply the Synlogic Reverse Stock Split

If Synlogic’s stockholders approve the Synlogic Reverse Stock Split, the Synlogic Board will be authorized to proceed with the Synlogic Reverse Stock Split. The exact ratio of the Synlogic Reverse Stock Split, within the 1-for-     to 1-for-     range, would be determined by the Synlogic Board and publicly announced by us prior to the effective time of the Synlogic Reverse Stock Split. In determining whether to proceed with the Synlogic Reverse Stock Split and setting the appropriate ratio for the Synlogic Reverse Stock Split, the Synlogic Board will consider, among other things, factors such as:

•	NYSE American’s minimum price per share requirements;

•	the historical trading prices and trading volume of Synlogic’s Common Stock;

•

the then-prevailing and expected trading prices and trading volume of Synlogic Common Stock and the anticipated impact of the Synlogic Reverse Stock Split on the trading market for Synlogic Common Stock;

•	the anticipated impact of a particular ratio on the ability to reduce administrative and transactional costs;

•	business developments affecting us; and

•	prevailing general market and economic conditions.

Reasons for the Synlogic Reverse Stock Split

The Synlogic Board approved the amendment to Synlogic’s charter that would effect the reverse stock split for the following reasons:

NYSE American Listing

Parent intends to file an initial listing application for the Parent Common Stock with NYSE American and Synlogic is submitting the Synlogic Reverse Stock Split for approval by the Synlogic stockholders with the primary intent of increasing the market price of the Synlogic Common Stock to enhance the ability of Parent to meet the initial listing requirements of NYSE American. As of     , 2026 the closing price of the Synlogic Common Stock was $    per share. If the Synlogic stockholders do not approve this proposal, the Mergers may not be able to occur because listing on NYSE American is a closing condition.

The Synlogic Board intends to implement the Synlogic Reverse Stock Split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price for the Synlogic Common Stock on a split adjusted basis and is likely to enhance the ability of Parent to meet the initial listing requirements of NYSE American.

Potential Increased Investor Interest

Another reason for the Synlogic Reverse Stock Split would be to generate investor interest in the Parent Common Stock following the Mergers. An investment in Synlogic Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, Synlogic believes that most investment funds are reluctant to invest in lower priced stocks. Accordingly, the Synlogic Board believes that a higher stock price may generate investor interest in Parent Common Stock and in the Parent Common Stock following the Mergers.

Effect of the Synlogic Reverse Stock Split

As of the effective time of the Synlogic Reverse Stock Split, Synlogic would also adjust and proportionately decrease the number of shares of Synlogic Common Stock reserved for issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and warrants and other rights to acquire Synlogic Common Stock. In addition, as of the effective time of the Synlogic Reverse Stock Split, Synlogic would adjust and proportionately decrease the total number of shares of Synlogic Common Stock that may be the subject of the future grants under Synlogic’s equity plans.

The Synlogic Reverse Stock Split would be effected simultaneously for all outstanding shares of Synlogic Common Stock. The Synlogic Reverse Stock Split would affect all stockholders uniformly and would not change any stockholder’s percentage ownership interest in Synlogic, except for minor adjustment due to the treatment of fractional shares, as described below. The Synlogic Reverse Stock Split would not change the terms of Synlogic Common Stock. The Synlogic Reverse Stock Split is not intended as, and would not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act. Following the Synlogic Reverse Stock Split, Synlogic would continue to be subject to the periodic reporting requirements of the Exchange Act.

If the Synlogic Board does not implement the Synlogic Reverse Stock Split within 12 months following the date of stockholder approval of this Synlogic Reverse Stock Split proposal, the authority granted in this proposal to implement the Synlogic Reverse Stock Split would terminate.

Maintenance of Ownership Percentage

If the Synlogic Reverse Stock Split is approved and effected, each stockholder will own a reduced number of shares of Synlogic Common Stock. This would affect all of the Synlogic stockholders uniformly and would not affect any stockholder’s percentage ownership in Synlogic, except to the extent that the Synlogic Reverse Stock Split results in a stockholder owning a fractional share, as described below. The number of stockholders of record would not be affected by the Synlogic Reverse Stock Split.

Voting Rights

Proportionate voting rights and other rights of the Synlogic stockholders would not be affected by the Synlogic Reverse Stock Split, subject to the limitations and qualifications set forth in this discussion and to the note below regarding the receipt of an additional fraction of a share. For example, a holder of 1% of the voting power of the outstanding shares of Synlogic Common Stock immediately prior to the Synlogic Reverse Stock Split would continue to hold 1% of the voting power of the outstanding shares of Synlogic Common Stock after the Synlogic Reverse Stock Split, regardless of the exchange ratio chosen by the Synlogic Board.

Effects of the Synlogic Reverse Stock Split on Outstanding Equity Awards

If the Synlogic Reverse Stock Split is effected, the terms of equity awards under Synlogic’s incentive plans, including the per share exercise price of options and the number of shares issuable under outstanding awards, will be converted on the effective date of the Synlogic Reverse Stock Split in proportion to the reverse split ratio of the Synlogic Reverse Stock Split (subject to adjustment for fractional interests). The compensation committee of the Synlogic Board must approve such adjustments, and its determination as to what adjustments shall be made and the extent thereof shall be final, binding and conclusive on all participants of Synlogic’s incentive plans. In addition, the total number of shares of Synlogic Common Stock that may be the subject of future grants under Synlogic’s incentive plans will be adjusted and proportionately decreased as a result of the Synlogic Reverse Stock Split.

Procedure for Effecting a Synlogic Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the Synlogic Reverse Stock Split, and if the Synlogic Board determines to effect the Synlogic Reverse Stock Split (with the ratio to be determined in the discretion of the board within the parameters described), we will file with the Secretary of State of the State of Delaware a certificate of amendment to the Synlogic Charter, substantially in the form attached hereto as Annex B (the “Certificate of Amendment”), reflecting such Synlogic Reverse Stock Split ratio determined by the Synlogic Board. The Synlogic Reverse Stock Split will become effective at the time and on the date of filing of, or at such later time as is specified in, the Certificate of Amendment, which we refer to as the “effective time” and the “effective date,” respectively. The effective time of the Certificate of Amendment shall be determined in the discretion of the Synlogic Board and in accordance with applicable law. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the Synlogic Reverse Stock Split.

The Synlogic Board has approved the amendment to the Synlogic Charter. The ratio of the Synlogic Reverse Stock Split, within the parameters described, and the implementation and timing of such Synlogic Reverse Stock Split shall be determined in the discretion of the Synlogic Board.

If the Synlogic Reverse Stock Split is implemented, Synlogic’s transfer agent will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No written confirmations will be issued to a stockholder until the stockholder has surrendered the stockholder’s outstanding certificate(s), together with the properly completed and executed letter of transmittal, to Synlogic’s transfer agent. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. Synlogic Common Stock will also receive a new CUSIP number.

Certain of Synlogic’s registered stockholders hold some or all of their shares electronically in book-entry form with Synlogic’s transfer agent. These stockholders do not hold physical certificates evidencing their ownership of Synlogic Common Stock. However, they are provided with a statement reflecting the number of shares of Synlogic Common Stock registered in their accounts. If a stockholder holds shares of common stock in book-entry form with Synlogic’s transfer agent, no action needs to be taken to receive post-Synlogic Reverse Stock Split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-Synlogic Reverse Stock Split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Synlogic Common Stock held following the Synlogic Reverse Stock Split.

Upon the Synlogic Reverse Stock Split, we intend to treat stockholders holding Synlogic Common Stock in “street name,” through a broker, bank or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Brokers, banks or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding Synlogic Common Stock in “street name.” However, these brokers, banks or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a broker, bank or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Fractional Shares

We will not issue fractional shares in connection with the Synlogic Reverse Stock Split. Instead, stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Synlogic Reverse Stock Split ratio would be entitled to receive a cash payment in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the closing price of Synlogic Common Stock as reported on the OTC Markets on the effective date of the Synlogic Reverse Stock Split.

No Appraisal Rights

No action is proposed herein for which the laws of the State of Delaware, or the Synlogic Charter, or our Amended and Restated Bylaws, provide a right to our stockholders to dissent and obtain an appraisal of, or payment for, such stockholders’ capital stock.

Accounting Matters

The Synlogic Reverse Stock Split would not affect the per-share par value of Synlogic Common Stock, which would remain at $0.001 par value per share, while the number of outstanding shares of common stock would decrease in accordance with the Synlogic Reverse Stock Split ratio. As a result, as of the effective time of the Synlogic Reverse Stock Split, the stated capital attributable to common stock on our balance sheet would decrease, and the additional paid-in capital account on our balance sheet would increase by an offsetting amount. Following the Synlogic Reverse Stock Split, the reported per-share net income or loss would be higher because there would be fewer shares of common stock outstanding, and we would adjust historical per share amounts set forth in our future financial statements.

Reservation of Right to Abandon the Amendment to our Restated Certificate of Incorporation, As Amended

The Synlogic Board reserves the right to abandon the amendment to the Synlogic Charter, described in this proposal without further action by our stockholders at any time before the effective time, even if stockholders approve such amendment at the special meeting. By voting in favor of the amendment to the Synlogic Charter, stockholders are also expressly authorizing the Synlogic Board to determine not to proceed with and abandon the Synlogic Reverse Stock Split if it should so decide.

Required Vote

The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock having voting power outstanding on the Record Date, voting as a single class, is required to approve Proposal No 2. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal No. 2.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THAT THE SYNLOGIC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE SYNLOGIC REVERSE STOCK SPLIT, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 3:

APPROVAL OF THE PARENT 2026 EQUITY INCENTIVE PLAN

Overview

Synlogic stockholders are being asked to approve the Parent 2026 Plan, in the form attached as Annex C to this proxy statement/prospectus. Parent was formed by Synlogic solely for the purpose of effecting the transactions contemplated by the Merger Agreement and, upon completion of the Mergers, will be the publicly traded parent holding company of each of Synlogic and Caldera, who will become wholly owned subsidiaries of Parent.

Reasons for the Proposal

The purpose of the Parent 2026 Plan is to establish a single equity-compensation program sized and structured for Parent, including to right-size the share pool available for future awards and to align award terms following the Mergers.

The Parent 2026 Plan will promote and closely align the interests of employees, officers, directors and other service providers of Parent and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Parent 2026 Plan are to attract and retain the best available employees, officers, directors and other service providers for positions of substantial responsibility and align their interests with those of our stockholders, creating strong incentives for Parent’s employees to work hard for Parent’s future growth and success. The Parent 2026 Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”) and other stock-based awards.

Treatment of Existing Equity Plans

If the Parent 2026 Plan becomes effective at the Effective Date:

•	no further awards will be granted under the Synlogic 2025 Equity Incentive Plan (the “Synlogic 2025 Plan”) on or after the effective date of the Parent 2026 Plan;

•	no further awards will be granted under the Synlogic 2023 Inducement Equity Incentive Award Plan (the “Synlogic Inducement Plan”) on or after the effective date of the Parent 2026 Plan;

•	no further awards will be granted under the Caldera 2025 Plan on or after the effective date of the Parent 2026 Plan; and

•

all awards outstanding under the Synlogic 2025 Plan, the Synlogic 2017 Stock Incentive Plan (the “Synlogic 2017 Plan”), the Caldera 2025 Plan (together, the “Prior Plans”) and the Synlogic Inducement Plan, in each case as of the Closing, will remain outstanding and continue to be governed by the terms of the applicable plan and award agreement under which they were granted.

Summary of the Parent 2026 Plan

The following summary of the material terms of the Parent 2026 Plan is qualified in its entirety by reference to the full text of the Parent 2026 Plan attached as Annex C. Capitalized terms used but not defined in this summary have the meanings given in the Parent 2026 Plan.

Eligibility

Employees, non-employee directors and consultants of Parent, its parents, subsidiaries and affiliates are eligible to receive awards, except that incentive stock options (“ISOs”) may be granted only to employees of Parent and its parent and subsidiary corporations. As of August 15, 2026, approximately 1 employee, 4 non-employee directors and 2 consultants of Synlogic would be eligible to participate. Because Parent’s workforce following the Mergers will differ from Synlogic’s current workforce, upon the Closing of the Mergers, approximately    employees,    non-employee directors and    consultants of Parent are expected to be eligible to participate in the Parent 2026 Plan.

Administration

The Parent 2026 Plan will be administered by the compensation committee of the Parent Board or by the Parent Board acting in place of the compensation committee. Subject to the terms and conditions of the Parent 2026 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Parent 2026 Plan, determine the terms of awards and prescribe, amend, and rescind the rules and regulations relating to the Parent 2026 Plan or any award granted thereunder. The Parent 2026 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by the Parent Board.

Shares Subject to the Plan; Automatic Annual Increase

The Parent 2026 Plan will initially have     shares of Parent Common Stock reserved for issuance pursuant to awards granted under the Parent 2026 Plan.

The number of shares available for grant and issuance under the Parent 2026 Plan will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the Parent 2026 Plan by the lesser of (a)   % of the sum of the total number of shares of all classes of Parent Common Stock, the total number of shares of Parent Common Stock subject to pre-funded warrants (if any), and the total number of shares of Parent Common Stock issuable upon the conversion of any preferred stock (if any), in each case outstanding on the immediately preceding December 31, and (b) such number of shares as may be determined by the Parent Board or the compensation committee of the Parent Board.

In addition, the following shares will again become available for issuance under the Parent 2026 Plan: (i) shares subject to options or stock appreciation rights granted under the Parent 2026 Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right; (ii) shares subject to awards granted under the Parent 2026 Plan that are forfeited or repurchased by Parent at the original purchase price; (iii) shares subject to awards granted under the Parent 2026 Plan that otherwise terminate without such shares being issued; and (iv) shares subject to awards granted under the Parent 2026 Plan that are surrendered pursuant to an Exchange Program. To the extent an award is paid out in cash or other property rather than shares, the cash payment will not reduce the number of shares available under the Parent 2026 Plan, and shares used to pay the exercise price of an award or withheld to satisfy the tax-withholding obligations related to an award will become available for future grant under the Parent 2026 Plan. Awards substituted or assumed in an acquisition do not reduce the share reserve.

As of August 15, 2026, approximately 12,248,950 shares of Synlogic Common Stock were outstanding, and the closing price of a share of Synlogic Common Stock on the preceding trading day was $1.22. As of August 15, 2026, awards covering an aggregate of approximately 230,530 shares of Synlogic Common Stock (which, based on the currently estimated applicable exchange ratio of    , would be approximately      shares of Parent Common Stock) were outstanding under the Synlogic 2025 Plan and the Synlogic 2017 Plan, consisting of (i) options to purchase approximately 230,530 shares, with a weighted-average exercise price of $11.50 per share and a weighted-average remaining term of approximately 5.62 years and (ii) approximately 226 shares subject to outstanding restricted stock units.

ISO Limit

The maximum number of shares that may be issued on the exercise of ISOs is      shares.

Types of Awards

The Parent 2026 Plan provides for the grant of stock options (including ISOs and nonqualified stock options), stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and stock bonus awards. ISOs may be granted only to employees of Parent and its parent and subsidiary corporations; all other awards may be granted to employees, non-employee directors and consultants.

Options. The Parent 2026 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of Parent Common Stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the Parent 2026 Plan must be at least equal to the fair market value of Parent Common Stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of Parent’s capital stock must have an exercise price of at least 110% of the fair market value of Parent Common Stock on the date of grant. Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to Parent’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the Parent 2026 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of Parent’s capital stock is five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right provides for a payment, in cash or shares of Parent Common Stock up to a specified maximum of shares, if determined by the administrator, to the participant based upon the difference between the fair market value of Parent Common Stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. Stock appreciation rights may vest based on service and/or achievement of performance conditions. No stock appreciation right may have a term that is longer than ten years from the date of grant.

Restricted Stock Awards. A restricted stock award is an offer by Parent to grant or sell shares of Parent Common Stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the administrator. Holders of restricted stock awards, unlike holders of options, will have the right to vote such shares, and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the restricted stock award and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to Parent and unvested shares may be forfeited to or repurchased by Parent.

Restricted Stock Units. Restricted stock units represent the right to receive shares of Parent Common Stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. Restricted stock units may be settled in cash, shares of Parent Common Stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the Parent 2026 Plan and any applicable award agreement, which may provide for settlement only in shares. No restricted stock unit may have a term that is longer than ten years from the date of grant.

Performance Awards. Performance awards granted pursuant to the Parent 2026 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of Parent Common Stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of Parent Common Stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.

Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by Parent in respect of the number of shares of Parent Common Stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by Parent.

Non-Employee Director Compensation Limit

The aggregate value of awards granted under the Parent 2026 Plan to any non-employee director, together with cash compensation paid for service as a non-employee director, may not exceed $1.0 million in the calendar year in which the director first joins the Parent Board and $750,000 in each subsequent calendar year (with equity generally valued at grant-date fair value).

Adjustments

In the event of a change in the number or class of outstanding shares of Parent Common Stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in Parent’s capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under the Parent 2026 Plan, (2) the exercise prices, number and class of shares subject to outstanding options or stock appreciation rights, (3) the number and class of shares subject to other outstanding awards, and (4) the maximum number of shares that may be issued as incentive stock options under the Parent 2026 Plan, subject to any required action by the Parent Board or its stockholders and compliance with applicable laws.

Corporate Transactions / Change in Control

The Parent 2026 Plan provides that, in the event of a Corporate Transaction (as defined in the Parent 2026 Plan), outstanding awards will be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the successor or acquiring entity or its parent, (3) the substitution by the successor or acquiring entity or its parent of equivalent awards, with substantially the same terms, for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of Parent’s right to repurchase or other terms of forfeiture and accelerated expiration of the award, (5) the settlement of the full value of the outstanding awards, whether or not then vested or exercisable, in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the Parent 2026 Plan, which payments may be made in installments, may be deferred until the date or dates the award would have become exercisable or vested and may remain subject to continued service, or (6) the termination of any right to exercise an option prior to vesting in the shares subject to the option, so that following the Closing of the transaction options may be exercised only to the extent vested.

Notwithstanding the foregoing, upon the occurrence of a Corporate Transaction, the vesting of all awards granted to non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the Corporate Transaction. In the event the successor refuses to assume, convert, replace, or substitute awards as provided above pursuant to a Corporate Transaction, such awards will vest in full, and any repurchase or forfeiture rights will lapse, immediately prior to the consummation of the Corporate Transaction, with performance awards treated as earned at target unless the applicable award agreement provides otherwise. The compensation committee will notify each participant that the award will be exercisable for a period of time determined by the committee, after which the award will terminate.

Exchange, Repricing and Buy-Out of Awards

The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or stock appreciation rights without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the Parent 2026 Plan.

Transferability

Except in limited circumstances, awards granted under the Parent 2026 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Amendment and Termination

The Parent Board or the compensation committee may amend the Parent 2026 Plan at any time, subject to stockholder approval as may be required by applicable law or listing standards; no amendment or termination may adversely affect any then-outstanding award without the consent of the affected participant, except as necessary to comply with applicable law or as otherwise provided by the Parent 2026 Plan. Unless earlier terminated, the Parent 2026 Plan will terminate ten years after the date the Parent Board adopts the Parent 2026 Plan.

Sub-Plans

Subject to the terms of the Parent 2026 Plan, the administrator may establish a sub-plan under the Parent 2026 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.

Clawback

All awards are subject to clawback or recoupment under any compensation recovery policy adopted by the Parent Board or required by applicable law, as well as Parent’s insider trading policy.

Material U.S. Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to Parent and the participants who receive awards under the Parent 2026 Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of awards granted under the Parent 2026 Plan.

Incentive Stock Options

Options granted under the Parent 2026 Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition,” as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then Parent will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. Parent will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. Parent will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of Parent Common Stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. Parent will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of Parent Common Stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. Parent will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units and Other Stock-Based Awards

Generally, no taxable income is recognized upon the grant of RSUs or other stock-based awards. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. Parent will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the Parent 2026 Plan will be subject to the $1 million annual deduction limitation. The administrator of the Parent 2026 Plan may grant awards under the Parent 2026 Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of Parent and its stockholders.

New Plan Benefits

Because awards are granted at the compensation committee’s discretion, the benefits or amounts that will be received under the Parent 2026 Plan are not determinable at this time. Accordingly, a New Plan Benefits table is not provided.

Registration with the SEC

If the Parent 2026 Plan is approved and becomes effective, subject to the Closing, Parent intends to file a registration statement on Form S-8, as soon as reasonably practicable after the Closing, registering the shares reserved for issuance under the Parent 2026 Plan.

Required Vote

The affirmative vote of a majority of the shares cast affirmatively or negatively at the Special Meeting is required to approve this Proposal No. 3. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal No. 3.

Certain Synlogic stockholders have agreed to vote any shares of Synlogic Common Stock owned by them in favor of this Proposal No. 3. Please see the section titled “Agreements Related to the Mergers — Support Agreements” beginning on page 179 of this proxy statement/prospectus for more information.

The Mergers are not conditioned upon the approval of this Proposal No. 3, but the adoption of the Parent 2026 Plan is conditioned upon the consummation of the Mergers. If the Mergers are not completed, the Parent 2026 Plan will not be adopted.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THAT THE SYNLOGIC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE PARENT 2026 EQUITY INCENTIVE PLAN, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 4:

APPROVAL OF THE PARENT 2026 EMPLOYEE STOCK PURCHASE PLAN

Overview

Synlogic stockholders are being asked to approve the Parent 2026 ESPP, in the form attached as Annex D to this proxy statement/prospectus. Parent was formed by Synlogic solely for the purpose of effecting the transactions contemplated by the Merger Agreement and, upon completion of the Mergers, will be the publicly traded parent holding company of each of Synlogic and Caldera, who will become wholly owned subsidiaries of Parent. The Parent 2026 ESPP is described in more detail below.

The purpose of the Parent 2026 ESPP is to provide employees of Parent and its designated subsidiaries with an opportunity to purchase shares of Parent Common Stock through accumulated contributions. The Parent 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of Parent.

2026 Employee Stock Purchase Plan

The following summary is qualified in its entirety by reference to the text of the Parent 2026 ESPP, a copy of which is attached as Annex D to this proxy statement/prospectus. Synlogic stockholders should refer to the Parent 2026 ESPP for more complete and detailed information about the terms and conditions of the Parent 2026 ESPP.

Eligibility

Employees eligible to participate in any offering pursuant to the Parent 2026 ESPP generally include any employee who is employed by Parent or certain of its designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, certain highly compensated employees as determined in accordance with applicable tax laws, and certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under the Section 423 Component). In addition, any employee who owns, or is deemed to own because of attribution rules, 5% or more of the total combined voting power or value of all classes of Parent’s capital stock, or the capital stock of one of its qualifying subsidiaries, or who will own such amount because of participation in the Parent 2026 ESPP, will not be eligible to participate in the Parent 2026 ESPP. The administrator may impose additional restrictions on eligibility from time to time.

As of August 15, 2026, approximately 1 employee would be eligible to participate in the Parent 2026 ESPP. Because Parent’s workforce following the Mergers will differ from Synlogic’s current workforce, following the Closing of the Mergers, approximately      employees of Parent are expected to be eligible to participate in the Parent 2026 ESPP.

Shares Subject to the Plan; Automatic Annual Increase

The Parent 2026 ESPP will initially reserve     shares of Parent Common Stock for issuance pursuant to awards granted under the Parent 2026 ESPP.

The number of shares available for grant and issuance under the Parent 2026 ESPP will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the Parent 2026 ESPP by the lesser of (a) % of the sum of the total number of shares of all classes of Parent Common Stock, the total number of shares of Parent Common Stock subject to pre-funded warrants (if any), and the total number of shares of Parent Common Stock issuable upon the conversion of any preferred stock (if any), in each case outstanding on the immediately preceding December 31, and (b) such smaller number of shares as may be determined by the Parent Board or the compensation committee.

Share Limit

The maximum number of shares that may be issued pursuant to the Parent 2026 ESPP is      shares.

Offering and Purchase Periods

Under the Parent 2026 ESPP, eligible employees will be offered the option to purchase shares of Parent Common Stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Contributions; Purchase Price

A participant may contribute, through payroll deductions, from 1% up to 15% of his or her eligible compensation (generally, base salary or regular hourly wages), subject to the limits below. The purchase price for shares purchased under the Parent 2026 ESPP during any given purchase period will be 85% of the lesser of the fair market value of Parent Common Stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.

Limitations

No participant may purchase more than     shares of Parent Common Stock on any one purchase date and may not subscribe for more than $25,000 in fair market value of shares of Parent Common Stock, determined as of the date the offering period commences, in any calendar year in which the offering is in effect. The administrator in its discretion may set a higher or lower maximum number of shares which may be purchased for a subsequent purchase period.

Withdrawal

A participant may withdraw from an offering before the purchase date, in which case the participant’s accumulated payroll deductions will be refunded without interest; termination of employment ends participation, with accumulated contributions refunded without interest.

Adjustments Upon Recapitalization

If the number or class of outstanding shares of Parent Common Stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in Parent’s capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of Parent Common Stock that are available under the Parent 2026 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Corporate Transaction

If Parent is subject to a Corporate Transaction (as defined in the Parent 2026 ESPP), the offering period then in effect will be shortened by setting a new purchase date and will end on that new purchase date. The new purchase date will occur on or prior to the consummation of the Corporate Transaction, as determined by the Parent Board or the compensation committee, and the Parent 2026 ESPP will terminate on the consummation of the Corporate Transaction.

Transferability

Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to the Parent 2026 ESPP other than by will or the laws of descent or distribution.

Amendment; Termination

The Parent Board or the compensation committee may amend, suspend, or terminate the Parent 2026 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, the Parent 2026 ESPP will terminate upon the earlier to occur of the issuance of all shares of Parent Common Stock reserved for issuance under the Parent 2026 ESPP, or the tenth anniversary of the effective date. Parent expects to register the shares issuable under the Parent 2026 ESPP on a Form S-8 after the Closing and stockholder approval.

Material U.S. Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the Parent 2026 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the Parent 2026 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The Parent 2026 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the Parent 2026 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the Parent 2026 ESPP at the beginning of an offering period or upon its exercise on the exercise date at the end of an offering period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the Parent 2026 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the offering period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

Parent is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, Parent receives a tax deduction for any ordinary income recognized by the participant.

New Plan Benefits

Because participation is voluntary and depends on each eligible employee’s election and on the future fair market value of Parent Common Stock, the benefits or amounts that will be received under the Parent 2026 ESPP are not determinable at this time, and a New Plan Benefits table is not provided.

Registration with the SEC

If the Parent 2026 ESPP is approved by Synlogic stockholders and becomes effective, Parent intends to file a registration statement on Form S-8, as soon as reasonably practicable following the consummation of the Mergers, registering the shares reserved for issuance under the Parent 2026 ESPP.

Required Vote

The affirmative vote of a majority of the shares cast affirmatively or negatively at the Special Meeting is required to approve this Proposal No. 4. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal No. 4.

Certain Synlogic stockholders have agreed to vote any shares of Synlogic Common Stock owned by them in favor of this Proposal No. 4. Please see the section titled “Agreements Related to the Mergers — Support Agreements” beginning on page 179 of this proxy statement/prospectus for more information.

The Mergers are not conditioned upon the approval of this Proposal No. 4, but the adoption of the Parent 2026 ESPP is conditioned upon the consummation of the Mergers. If the Mergers are not completed, the Parent 2026 ESPP will not be adopted.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THAT THE SYNLOGIC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE PARENT 2026 EMPLOYEE STOCK PURCHASE PLAN, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 5:

ELECTION OF DIRECTOR

On      , 2026 the Synlogic Board nominated Edward Mathers for election at the Special Meeting. The Synlogic Board currently consists of four members, classified into three classes as follows: (1) Edward Mathers constitutes a class with a term ending at the 2026 annual meeting, (2) Peter Barrett, Ph.D. constitutes a class with a term ending at the 2027 annual meeting, and (3) Richard P. Shea and James Flynn constitutes a class with a term ending at the 2028 annual meeting. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring.

The Synlogic Board has voted to nominate Edward Mathers, for election at the Special Meeting for a term of three years to serve until the 2029 Annual Meeting of Stockholders, and until his successor is elected and qualified.

If the Mergers are completed, however, the Synlogic Board will be reconstituted as provided in the Merger Agreement.

Required Vote

A plurality of the shares voted “FOR” the nominee at the Special Meeting is required to elect the nominee as a director. Broker non-votes will have no effect with respect to Proposal No. 5.

Unless authority to vote for these nominees is withheld, the shares represented by the enclosed proxy will be voted FOR the election as director of Edward Mathers. In the event that the nominee becomes unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the Synlogic Board may recommend in the nominee’s place. We have no reason to believe that the nominee will be unable or unwilling to serve as a director.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THE ELECTION OF EDWARD MATHERS AS A DIRECTOR, AND PROXIES SOLICITED BY THE SYNLOGIC BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL NO. 6:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Synlogic Board (the “Synlogic Audit Committee”) has appointed KPMG LLP, as our independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2026. The Synlogic Board proposes that the stockholders ratify this appointment. KPMG LLP audited our financial statements for the fiscal year ended December 31, 2025. We expect that representatives of KPMG LLP will be present at the Special Meeting, will be able to make a statement if they so desire, and will be available to respond to appropriate questions.

In deciding to appoint KPMG LLP, the Synlogic Audit Committee reviewed auditor independence issues and existing commercial relationships with KPMG LLP and concluded that KPMG LLP has no commercial relationship with Synlogic that would impair its independence for the fiscal year ending December 31, 2026.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of Synlogic’s annual financial statements for the years ended December 31, 2025, and December 31, 2024, and fees billed for other services rendered by KPMG LLP during those periods.

	2025	2024
Audit fees: (1)	$365,000	$570,010
Audit related fees: (2)	—	—
Tax fees: (3)	27,825	26,523
Other fees: (2)	—	—

Total	$392,825	$596,533

(1)

Audit fees in 2025 and 2024 were for professional fees rendered for the audits of our financial statements, including accounting consultation, and reviews of quarterly financial statements, as well as for services that are normally provided in connection with regulatory filings or engagements, including comfort letters.

(2)	There were no audit-related or other fees in 2025 or 2024.
(3)	Tax fees in 2025 and 2024 were for professional fees rendered for matters related to filing our federal and state tax returns and permissible tax consultation services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Public Accountant

Consistent with SEC policies regarding auditor independence, the Synlogic Audit Committee has responsibility for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Synlogic Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to engagement of an independent registered public accounting firm for the next year’s audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the Synlogic Audit Committee for approval.

1.

Audit services include audit work performed in the preparation of financial statements, as well as work that generally only an independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and attestation services and consultation regarding financial accounting and/or reporting standards.

2.

Audit-Related services are for assurance and related services that are traditionally performed by an independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3.

Tax services include all services performed by an independent registered public accounting firm’s tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

4.	Other Fees are those associated with services not captured in the other categories.

Prior to engagement, the Synlogic Audit Committee pre-approves these services by category of service. The fees are budgeted and the Synlogic Audit Committee requires our independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage our independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Synlogic Audit Committee requires specific pre-approval before engaging our independent registered public accounting firm.

The Synlogic Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Synlogic Audit Committee at its next scheduled meeting.

In the event the stockholders do not ratify the appointment of KPMG LLP as our independent registered public accounting firm, the Synlogic Audit Committee will reconsider its appointment.

Required Vote

The affirmative vote of a majority of the shares cast affirmatively or negatively at the Special Meeting is required to approve this Proposal No. 6. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal No.  6.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF KPMG LLP AS SYNLOGIC’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND PROXIES SOLICITED BY THE SYNLOGIC BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 7:

ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT/PROSPECTUS

Synlogic is seeking your advisory vote as required by Section 14A of the Exchange Act on the approval of the compensation of Synlogic’s named executive officer as described in the compensation tables and related material contained in this proxy statement/prospectus. Because your vote is advisory, it will not be binding on Synlogic’s compensation committee (the “Synlogic Compensation Committee”) or the Synlogic Board. However, the Synlogic Compensation Committee and the Synlogic Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Synlogic has determined to hold an advisory vote to determine the frequency upon which to approve the compensation of Synlogic’s named executive officer, and the next such advisory vote will occur depending on the results of the voting on such proposal.

Synlogic’s compensation philosophy is designed to align each executive’s compensation with Synlogic’s short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Synlogic’s long-term success. Consistent with this philosophy, a significant portion of the total compensation opportunity for each of Synlogic’s executives is directly related to performance factors that measure Synlogic’s progress against the goals of Synlogic’s strategic and operating plans, as well as Synlogic’s performance against that of its peer companies.

In accordance with the rules of the SEC, the following resolution, commonly known as a “say-on-pay” vote, is being submitted for a stockholder vote at the Special Meeting:

“RESOLVED, that the compensation paid to the named executive officer of Synlogic, Inc., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the related material disclosed in this proxy statement, is hereby APPROVED.”

Required Vote

The affirmative vote of a majority of the shares cast affirmatively or negatively at the Special Meeting is required to approve, on an advisory basis, this Proposal No. 7. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal No. 7.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS A VOTE TO APPROVE THE COMPENSATION OF SYNLOGIC’S NAMED EXECUTIVE OFFICER, AND PROXIES SOLICITED BY THE SYNLOGIC BOARD WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 8:

ADVISORY VOTE ON APPROVAL OF GOLDEN PARACHUTE COMPENSATION

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Synlogic is providing Synlogic stockholders with the opportunity to vote, on a non-binding advisory basis, on the golden parachute compensation that may become payable to the Synlogic named executive officer in connection with the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “Golden Parachute Compensation” in this proxy statement/prospectus.

Synlogic believes that the information regarding golden parachute compensation that may become payable to its named executive officer in connection with the Mergers is reasonable and demonstrates that Synlogic’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment of the long-term interests of Synlogic stockholders. Accordingly, Synlogic is seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of Synlogic, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Synlogic to its named executive officer that is based on or otherwise relates to the Mergers as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “Golden Parachute Compensation.”

Stockholders of Synlogic should note that this proposal is not a condition to the completion of the Mergers, and as an advisory vote, the result will not be binding on Synlogic, the Synlogic Board or the named executive officer. Further, the underlying employment agreement, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, the named executive officer will be eligible to receive the compensation that is based on or otherwise relates to the Mergers in accordance with the terms and conditions applicable to the underlying employment agreement, equity awards and other arrangements Synlogic entered into with this named executive officer, as described in the section titled “Golden Parachute Compensation.”

Required Vote

The affirmative vote of a majority of the shares cast affirmatively or negatively at the Special Meeting is required to approve, on an advisory basis, this Proposal No. 8. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Synlogic Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal No. 8.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS A VOTE TO APPROVE THE GOLDEN PARACHUTE COMPENSATION THAT MAY BECOME PAYABLE TO THE SYNLOGIC NAMED EXECUTIVE OFFICER IN CONNECTION WITH THE MERGERS, AND PROXIES SOLICITED BY THE SYNLOGIC BOARD WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

PROPOSAL NO. 9: APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Synlogic fails to receive a sufficient number of votes to approve Proposal No. 1, Synlogic may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal No. 1. Synlogic currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Proposal No. 1. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required to approve the adjournment of the Special Meeting for the purpose of soliciting additional proxies to approve Proposal No. 1.

Required Vote

The affirmative vote of a majority of shares present in person or represented by proxy at the Special Meeting and entitled to vote thereon at the Special Meeting is required to approve the adjournment of The Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt Proposal No. 1. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. Broker non-votes (if any) for such shares (if deemed present or represented by proxy at the Special Meeting pursuant to Delaware law) will be treated as votes against this proposal.

Recommendation of the Synlogic Board

THE SYNLOGIC BOARD RECOMMENDS THAT THE SYNLOGIC STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 9 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.

SYNLOGIC BUSINESS

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

Overview

We are a biopharmaceutical company that previously advanced novel therapeutics to transform the care of serious diseases. We focused on rare metabolic disorders, with our lead program, labafenogene marselecobac (SYNB1934), studied in Synpheny-3, a global, pivotal Phase 3 study for patients with phenylketonuria (PKU), and SYNB1353, a potential treatment for homocystinuria (HCU). Both PKU and HCU are caused by inborn errors of metabolism, and present significant need for innovation due to limitations of both efficacy and safety in the currently available medical treatment options. In February 2024, we made the decision to discontinue Synpheny-3, our pivotal study of our lead product candidate, labafenogene marselecobac (SYNB1934), as a potential treatment for PKU. The decision to end Synpheny-3 is based on results of an internal review in advance of an upcoming independent Data Monitoring Committee (DMC) assessment, which indicated the trial was unlikely to meet its primary endpoint. The decision was not based on concerns regarding safety or tolerability.

Following the discontinuation of Synpheny-3, Synlogic’s corporate strategy shifted to pursuing strategic initiatives to enhance stockholder value, including a potential merger or sale of the company. Synlogic initiated a strategic review process and engaged in a range of interactions with potential transaction counterparties, which ultimately resulted in the execution of the Merger Agreement on July 28, 2026. For additional information regarding the events leading to the Merger Agreement, see “The Mergers — Background of the Mergers.”

Corporate Information and History

We were originally incorporated in the State of Delaware in December 2007 under the name “Mirna Therapeutics, Inc.” We carry on our business directly and through our subsidiaries.

Our subsidiary, Synlogic Operating Company, Inc. was incorporated in Delaware as TMC Therapeutics, Inc. on March 14, 2014. On July 15, 2014, TMC Therapeutics, Inc. changed its name to Synlogic, Inc. (“Private Synlogic,” when referred to prior to the Mirna Merger (as defined below)). On July 2, 2015, the common and preferred shareholders of Private Synlogic executed the Synlogic, LLC Contribution Agreement, pursuant to which such common and preferred shareholders contributed such shareholders’ equity interests in Private Synlogic in exchange for common and preferred units in a newly formed parent company named Synlogic, LLC (the “2015 Reorganization”). In addition, IBDCo was formed as a subsidiary of Synlogic, LLC, as part of the 2015 Reorganization, and we entered into a license, option and merger agreement with AbbVie for the development of treatments for IBD. On December 22, 2021, IBDCo was merged with and into Synlogic Operating Company, Inc. and IBDCo ceased to exist as a separate entity.

In May 2017, Private Synlogic completed a reorganization (the “2017 Reorganization”) pursuant to which Synlogic, LLC merged with and into Private Synlogic, with Private Synlogic continuing as the surviving corporation. Pursuant to the 2017 Reorganization, the Common Stock and preferred units of Synlogic, LLC, together consisting of Class A preferred units, contingently redeemable Class A preferred units and Class B preferred units, were exchanged for common stock and preferred stock of Private Synlogic, respectively. Additionally, Private Synlogic issued equity awards under the Synlogic 2017 Stock Incentive Plan (the “2017 Plan”) to replace the canceled incentive units pursuant to the termination of the Synlogic, LLC 2015 Equity Incentive.

On August 28, 2017, Synlogic, Inc., formerly known as Mirna Therapeutics, Inc. (NASDAQ: MIRN) (“Mirna”), completed its business combination with Private Synlogic pursuant to the Agreement and Plan of Merger and Reorganization, dated as of May 15, 2017, by and among Mirna, Meerkat Merger Sub, Inc.

(“Mirna Merger Sub”), and Private Synlogic (the “Mirna Merger Agreement”), pursuant to which Mirna Merger Sub merged with and into Private Synlogic, with Private Synlogic surviving as a wholly owned subsidiary of Mirna (the “Mirna Merger”). On August 25, 2017, in connection with, and prior to the completion of the Mirna Merger, Mirna effected a reverse stock split of its common stock (the “Mirna Reverse Stock Split”), and on August 28, 2017, immediately after completion of the Merger, Mirna changed its name to “Synlogic, Inc.” (NASDAQ: SYBX).

Under the terms of the Mirna Merger Agreement, Mirna issued shares of its common stock to Private Synlogic’s stockholders, using an exchange ratio, after taking into account the Mirna Reverse Stock Split, for each share of Private Synlogic common stock and preferred stock outstanding immediately prior to the Merger (the “Mirna Exchange Ratio”). In addition, Mirna assumed all of the stock options outstanding under the 2017 Plan, with such stock options henceforth representing the right to purchase a number of shares of Mirna’s common stock equal to the Mirna Exchange Ratio multiplied by the number of shares of Private Synlogic common stock previously represented by such options. Mirna also assumed the 2017 Plan.

Our Internet address is www.synlogictx.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

Nasdaq Delisting

On November 21, 2025, we received the Notice from the Listing Qualifications Department (the “Staff”) of Nasdaq that stated the Staff’s belief that we were a “public shell” and that, therefore, the continued listing of its securities was no longer warranted in the view of the Staff. In the Notice, the Staff explained that it based this belief on its review of our public disclosures and materials submitted to the Staff by us. In addition, the Staff noted its belief was supported by our lack of revenue generating assets and the substantial reduction in employees and operations since February 2024. The Staff also considered our quarterly reports on Forms 10-Q filed on May 8, 2025, August 7, 2025, and November 13, 2025, respectively, which indicated that we had not generated any revenue for the nine months ended 2025, that we had no ongoing research and development activities or active clinical trial and that we had research and development expenses of only $16,000. The Notice further advised that, unless we timely request a hearing before a Hearings Panel (the “Panel”), we would be subject to suspension/delisting.

On November 28, 2025, we timely requested a hearing before the Panel, which temporarily stayed the suspension of trading and delisting of Synlogic Common Stock from Nasdaq. The hearing was scheduled for January 20, 2026. After additional consideration, we determined that it was no longer in our best interest to pursue continued listing of Synlogic Common Stock on The Nasdaq Capital Market and withdrew our request for a hearing on January 16, 2026. As a result, on January 16, 2026, we received notice from Nasdaq that our shares would be suspended at the open of business on January 21, 2026. On May 18, 2026, Nasdaq filed a Form 25-NSE with the SEC to notify the removal from listing the Synlogic Common Stock.

Following the suspension of trading of our shares of common stock on Nasdaq and delisting of our shares of common stock from Nasdaq, we believe that we are a “public shell” under the Nasdaq rules. Our shares of common stock have been quoted on the OTC Markets since January 21, 2026. As a shell company, our operating expenses have consisted primarily of, and we expect them to continue to consist primarily of, customary public company expenses, including personnel, accounting, financial reporting, legal, audit and other related public company costs.

Intellectual Property and Technology Licenses

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from our collaborators or other third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in certain jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business.

We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of synthetic biology. We additionally rely on data exclusivity, market exclusivity, and patent term extensions when available, and plan to rely on additional regulatory protection afforded through orphan drug designations when applicable. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including our patents; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We believe we are well positioned in terms of intellectual property because we:

•

Have built and expanded, and intend to continue expansion in, a broad worldwide portfolio of intellectual property, including patents and patent applications, in areas relevant to the development, manufacturing and formulation of human therapeutic products using live biotherapeutics based on synthetic biology; and

•

Intend to take additional steps, where appropriate, to further protect our intellectual property rights, including, for example, through the use of copyright and trademark protection, as well as regulatory protection available via orphan drug designations, data exclusivity, market exclusivity and patent term extensions.

We believe our intellectual property portfolio provides broad coverage of our Synthetic Biotic platform and applicable disease-related technologies. As of March 5, 2026, we had over 114 Synlogic-owned patents and patent applications in U.S. and foreign jurisdictions, of which over 63 have been issued or allowed.

Synlogic Intellectual Property

Disease-related applications

The disease-related applications in our intellectual property portfolio relate to certain pathological conditions including, but not limited to , hyperphenylalaninemia, hyperoxaluria, homocystinuria, hyperuricemia, hyperammonemia, certain other inherited metabolic diseases and conditions, metabolic disorders, diseases and conditions associated with an inflammatory state, diseases associated with gut inflammation, compromised gut mucosal barrier (leaky gut), and various autoimmune disorders and provide coverage for engineered bacteria having genetic circuitry designed to specifically address those conditions and the associated disease states. The intellectual property portfolio provides coverage for engineered bacterial strain compositions, related formulations, methods of making the bacterial strains, methods of measuring strain activity, and methods for treating diseases. Currently, intellectual property relating to this technology includes pending applications in U.S. and foreign jurisdictions, as well as several issued U.S. patents directed to composition of matter and pharmaceutical composition claims covering our clinical candidates. The patent term for our current patents and patent applications have expiration dates ranging from December 2035 to December 2043, depending on the indication and excluding any patent term adjustments or extensions.

Platform Technology Applications

In addition to disease-specific technology, Synlogic has also developed a number of technologies broadly applicable across the Synlogic platform. We rely on a combination of patent application and trade secrets to protect our platform intellectual property. Exemplary platform technologies include our unique upstream and downstream good manufacturing practices (“GMP”) manufacturing processes, bacterial chassis-related and genetic circuitry-related technological developments, including, for example, improvements in inducible gene regulation, control of bacterial cell growth, and systems for importing metabolites, as well as systems for prevention of production of potentially genotoxic metabolites. These platform technologies, and our intellectual property coverage thereof, are broadly applicable to our therapeutic Synthetic Biotics.

General Considerations

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to account for delays in prosecution at the U.S. Patent and Trademark Office (USPTO) and/or to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. For regulatory delays, the restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like us are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of synthetic biology has emerged in the United States. The patent situation outside of the United States is even more uncertain. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us the future will be commercially useful in protecting our products and the methods used to manufacture those products. For additional risks, please see the section entitled “Risk Factors — Risks Related to Synlogic’s Intellectual Property.”

Trademarks

Our registered trademark portfolio currently contains over 40 registered or allowed trademarks.

Other

Generally, we seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including employees, contractors, consultants, collaborators, and advisors. In some circumstances, we may rely on trade secrets to protect our technology. We seek to preserve the integrity and confidentiality of our proprietary technology, trade secrets and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that company employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section entitled “Risk Factors — Risks Related to Synlogic’s Intellectual Property.”

Human Capital

As of August 15, 2026, we had one full-time employee, primarily engaged in the assessment of strategic transactions, as directed by the Synlogic Board.

SYNLOGIC DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

The Board of Directors

Our bylaws provide that our business is to be managed by or under the direction of the Synlogic Board (our “Board”). Our Board currently consists of four members, classified into two classes as follows: (1) Edward Mathers constitutes a class with a term ending at the 2026 annual meeting of stockholders, (2) Peter Barrett, Ph.D. constitutes a class with a term ending at the 2027 annual meeting of stockholders and (3) Richard Shea and James Flynn constitute a class with a term ending at the 2028 annual meeting of stockholders. Set forth below are the names of our directors and their ages as of August 15, 2026. In addition, information about the specific experience, qualifications, attributes or skills that led to our Board’s conclusion at the time of filing of this Amendment that each person listed below should serve as a director is set forth below:

Name	Age	Position with the Company
Peter Barrett, Ph.D.	73	Chairman of the Board
James Flynn	46	Director
Edward Mathers	66	Director
Richard P. Shea	74	Director

While Synlogic Common Stock is no longer listed with Nasdaq, the Board continues to refer to Nasdaq listing guidelines to inform its independence analysis. Our Board has reviewed the materiality of any relationship that each of our directors has with Synlogic, either directly or indirectly. Based upon this review, our Board has determined that the following members of the Board are “independent directors” as defined by the Nasdaq Stock Market: Peter Barrett, Ph.D., James Flynn, Edward Mathers, and Richard P. Shea.

Peter Barrett, Ph.D. has served as Chairman of our Board since the Merger closed on August 28, 2017, and prior to that time served as the Chairman of the Private Synlogic board of directors since March 2014. Dr. Barrett is a partner at Atlas Venture and has been involved in the creation of several novel therapeutic and drug discovery platform companies. Dr. Barrett currently serves on the board of Revvity and Obsidian Therapeutics. Prior to joining Atlas, Dr. Barrett was Co-founder, Executive Vice President, and Chief Business Officer of Celera Genomics, which announced the first successful sequencing of the human genome in 2001. While at Celera, Dr. Barrett led strategic alliances, acquisitions, and business strategy and helped launch it as a public company in 1999. Prior to founding Celera, Dr. Barrett held senior management positions at Applera, most recently serving as Vice President of corporate planning and business development. During his tenure, he ran several businesses and expanded the life science business through a series of licensing agreements, partnerships, and acquisitions. Dr. Barrett received a BS in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell), and a Ph.D. in analytical chemistry from Northeastern University. He also completed Harvard Business School’s Management Development Program. The Board has concluded that Dr. Barrett possesses specific attributes that qualify him to serve as a member and chairman of the Board, including his extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector.

James Flynn, CFA has served as a member of our Board since March 2024. Mr. Flynn is currently a Managing Member and Portfolio Manager of Nerium Capital LLC, an investment adviser he founded in 2021. Mr. Flynn also currently serves on the board of directors of Lite Strategy, Inc (NASDAQ: LITS), a pharmaceutical and digital asset treasury company, since 2023, and RiceBran Technologies, an innovative specialty ingredients company, since 2024. Previously, Mr. Flynn served on the board of directors of ARCA Biopharma and Axiom Health, Inc. Prior to that, Mr. Flynn worked in various investment management roles at

Aptigon Capital (a division of Citadel LLC), Amici Capital, LLC, and Putnam Investments LLC. Mr. Flynn earned a S.B. degree in Management Science with a concentration in Finance and a minor in Economic Science from the Massachusetts Institute of Technology. Mr. Flynn is a Chartered Financial Analyst (CFA) charterholder. The Board has concluded that Mr. Flynn possesses specific attributes that qualify him to serve as a member of our Board, including his experience with the healthcare and pharmaceutical industries and his broad life sciences industry knowledge.

Edward Mathers has served as a member of our Board since October 2012. Mr. Mathers is a General Partner at NEA, a private venture capital firm focusing on technology and healthcare investments. Mr. Mathers serves on the board of directors of the following publicly traded pharmaceutical companies: Trevi Therapeutics, Inc., Rhythm Pharmaceuticals, Inc., OnKure Therapeutics, Inc., formerly known as Reneo Pharmaceuticals, Inc., MBX Biosciences, Inc. and Senti Biosciences, Inc. Mr. Mathers also serves on the board of directors of several privately held companies. Mr. Mathers previously served on the board of directors of the following publicly traded companies: ObsEva SA, Mirum Pharmaceuticals, Inc., Akouos, Inc., Lumos Pharma, Inc., and Ra Pharmaceuticals, Inc. From 2002 to 2008, Mr. Mathers served as Executive Vice President, Corporate Development and Venture at MedImmune, Inc., a biopharmaceutical company, and led its venture capital subsidiary, MedImmune Ventures, Inc. Before joining MedImmune in 2002, Mr. Mathers was Vice President, Marketing and Corporate Licensing and Acquisitions at Inhale Therapeutic Systems, a biotechnology company. Previously, Mr. Mathers spent 15 years at Glaxo Wellcome, Inc. (GlaxoSmithKline), a pharmaceutical company, where he held various sales and marketing positions. Mr. Mathers received a B.S. in Chemistry from North Carolina State University. The Board has concluded that Mr. Mathers possesses specific attributes that qualify him to serve as a member of our Board, including his experience with the healthcare and pharmaceutical industries and his broad management experience.

Richard P. Shea has served as a member of our Board since the Merger closed on August 28, 2017. Mr. Shea served as the Chief Financial Officer of Syndax Pharmaceuticals, Inc. from February 2017 through July 2020. Mr. Shea previously served as a member of the Syndax Pharmaceuticals board of directors from January 2014 to February 2017. From July 2007 through December 2016, Mr. Shea served as Senior Vice President and Chief Financial Officer of Momenta Pharmaceuticals Inc., a publicly traded biotechnology company, and was its Vice President and Chief Financial Officer since October 2003. Prior to joining Momenta, Mr. Shea served as Chief Operating Officer and Chief Financial Officer of Variagenics Inc., a publicly traded pharmacogenomics company, and as Vice President, Finance of Genetics Institute, Inc., a publicly traded biotechnology company. Mr. Shea received an A.B. from Princeton University and an M.B.A. from the Public Management Program at Boston University. The Board has concluded that Mr. Shea possesses specific attributes that qualify him to serve as a member of our Board, including his experience with the healthcare and pharmaceutical industries and his broad life sciences industry knowledge.

Committees of the Board of Directors and Meetings

Meeting Attendance

During the fiscal year ended December 31, 2025, Synlogic’s Board held seven meetings, and the various committees of the Board met a total of four times. All directors attended at least 75% of the total number of meetings of the Board and of committees of the Board on which he served during fiscal 2025. Synlogic’s annual meeting was held on December 15, 2025 and one of our directors attended the meeting. We encourage our directors to attend the Annual Meeting.

Audit Committee

Synlogic’s Audit Committee met four times during fiscal 2025. This committee currently has three members, Richard Shea (Chairman), Peter Barrett, and James Flynn. Our former director Michael Heffernan served on the Audit Committee until February 2025, when Mr. Heffernan resigned from our board of directors.

Our Audit Committee’s role and responsibilities are set forth in the Audit Committee’s written charter and include the authority to retain and terminate the services of our independent registered public accounting firm. In addition, the Audit Committee reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. All members of the Audit Committee satisfy the current independence standards promulgated by the Securities and Exchange Commission and by the Nasdaq Stock Market, as such standards apply specifically to members of audit committees. The Board has determined that Mr. Shea is an “audit committee financial expert,” as the Securities and Exchange Commission has defined that term in Item 407 of Regulation S-K. Please also see the report of the Audit Committee set forth elsewhere in this proxy statement.

A copy of the Audit Committee’s written charter is publicly available on our website at www.synlogictx.com.

Compensation Committee

Synlogic’s Compensation Committee did not meet during 2025. This committee currently has two members, Edward Mathers (Chairman) and James Flynn. Our former director Nick Leschly served on the Compensation Committee until January 2025, when Mr. Leschly resigned from our board of directors. Our Compensation Committee’s role and responsibilities are set forth in the Compensation Committee’s written charter and includes reviewing, approving and making recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board are carried out and that such policies, practices and procedures contribute to our success. Our Compensation Committee also administers our 2025 Equity Incentive Award Plan, 2017 Stock Incentive Plan, 2015 Employee Stock Purchase Plan, and 2023 Inducement Equity Incentive Award Plan. The Compensation Committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The Compensation Committee reviews and recommends corporate goals and objectives relevant to compensation of our Principal Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and may approve the compensation of the executive officers, other than the Principal Executive Officer, whose compensation the Compensation Committee recommends to the Board, based on such evaluations. The Compensation Committee also recommends to the Board the issuance of stock options and other awards under our stock plans. All members of the Compensation Committee qualify as independent under the definition promulgated by the Nasdaq Stock Market.

The Compensation Committee has the authority to directly retain the services of independent consultants and other experts to assist in fulfilling its responsibilities.

A copy of the Compensation Committee’s written charter is publicly available on our website at www.synlogictx.com.

Nominating and Governance Committee

Synlogic’s Nominating and Governance Committee did not meet during 2025. This committee currently has two members, Peter Barrett (Chairman) and Richard Shea. Our former director Michael Heffernan served on the Nominating and Governance Committee until February 2025, when Mr. Heffernan resigned from our board of directors. Our Board has determined that both members of our Nominating and Governance Committee qualify as independent under the definition promulgated by the Nasdaq Stock Market. The Nominating and Governance Committee’s responsibilities are set forth in the Nominating and Governance Committee’s written charter and include: identification of qualified candidates to become Board members consistent with criteria approved by the Board; selection, or recommendation of selection to the Board, of nominees for election as directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); selection, or recommendation of selection to the Board, of candidates to fill any vacancies on the Board; evaluation of and recommendation to the Board of any changes to the authorized size of the Board; assignment and rotation of Board members to various Board committees; review and recommendation to the Board of revisions to the Corporate Governance Guidelines; oversight of the evaluation of the Board and its various committees; and assistance with the selection of candidates for future executive officers as well the promotion and changes in position of incumbent executive officers.

Generally, our Nominating and Governance Committee considers candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. Once identified, the Nominating and Governance Committee will evaluate a candidate’s qualifications in accordance with our Corporate Governance Guidelines. Threshold criteria include: personal and professional integrity, ethics and values; absence of conflict of interest; fair and equal representation of all stockholders; commitment to promoting long term value of the company; experience in corporate management, such as serving as an officer or former officer of a publicly held company; strong finance experience; experience relevant to the Company’s industry; experience as a board member or executive officer of another publicly held company; diversity of expertise and experience in substantive matters pertaining to the Company’s business relative to other members of the Board; diversity of background and perspective, including with respect to specialized business or career experience relevant to the success of the Company; practical and mature business judgment, including the ability to make independent analytical inquiries; and any other relevant qualifications, attributes or skills.

If a stockholder wishes to propose a candidate for consideration as a nominee for election to the Board, it must follow the procedures described in our bylaws, the “Policy on Stockholder Recommendation of Candidates for Election as Directors” set forth as Appendix B of the Committee Charter, and in “Stockholder Proposals and Nominations for Director” elsewhere in this Amendment. In general, persons recommended by stockholders will be considered in accordance with our Corporate Governance Guidelines. Any such recommendation should be made in writing to the Nominating and Governance Committee, care of our Secretary at our principal office and should be accompanied by the following information concerning each recommending stockholder and the beneficial owner, if any, on whose behalf the nomination is made:

•

all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

•	certain biographical and share ownership information about the stockholder and any other proponent, including a description of any derivative transactions in the Company’s securities;

•	a description of certain arrangements and understandings between the proposing stockholder and any beneficial owner and any other person in connection with such stockholder nomination; and

•	a statement whether or not either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of voting shares sufficient to carry the proposal.

The recommendation must also be accompanied by the following information concerning the proposed nominee:

•	certain biographical information concerning the proposed nominee;

•	all information concerning the proposed nominee required to be disclosed in solicitations of proxies for election of directors;

•	certain information about any other security holder of the Company who supports the proposed nominee;

•	a description of all relationships between the proposed nominee and the recommending stockholder or any beneficial owner, including any agreements or understandings regarding the nomination; and

•	additional disclosures relating to stockholder nominees for directors, including completed questionnaires and disclosures required by our Bylaws.

A copy of the Nominating and Governance Committee’s written charter is publicly available on the Company’s website at www.synlogictx.com.

Board Leadership Structure and Role in Risk Oversight

Leadership Structure of the Board

Our Board has separated the positions of Chairman of the Board and Principal Executive Officer. Separating these positions allows our Principal Executive Officer to focus on our day-to-day business, while allowing the Chairman of our Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Our Board recognizes the time, effort and energy that the Principal Executive Officer is required to devote to such position in the current business environment, as well as the commitment required to serve as Chairman of our Board, particularly as the Board’s oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that the Chairman and Principal Executive Officer positions be separate, our Board believes that having separate positions and having an independent outside director serve as Chairman is the appropriate leadership structure for us currently. Our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses business and operational risks with our Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and the Audit Committee is responsible for overseeing our major financial risk exposures, information technology, cybersecurity and other risks, and the steps management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-persons transactions. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance. The Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Corporate Responsibility

We are committed to developing transformative medicines for patients in a socially responsible and sustainable manner.

Human Capital: As of August 15, 2026, we had one full-time employee, primarily engaged in the assessment of strategic transactions, as directed by the Synlogic Board.

Governance, Ethics, and Compliance: Our Board is committed to corporate governance, risk oversight, and ethics and compliance. Our Board has adopted Corporate Governance Guidelines, which present a framework for good corporate governance practices. The Board has also adopted a Code of Conduct and

Business Ethics for all directors, officers and employees as well as a hotline and Whistleblower Policy applicable to its employees that provides for protection from retaliation due to reporting issues relating to compliance with applicable laws and regulations. We also provide for continuing education for Directors, have ensured we maintain a separate Principal Executive Officer and Chair Role, and have full independence among standing members of Audit, Compensation and Nominating and Corporate Governance committees, and regular Board and Committee self-evaluation.

We will continue to evolve and strengthen our corporate responsibility efforts and anticipate reporting on other measures over time.

Insider Trading Policy and Prohibition on Hedging

We have an insider trading policy that, among other things, governs the buying and selling of our securities by all of our personnel, including directors, officers, employees and consultants and certain other covered persons. Our policy is designed to prevent violations of insider trading laws by our personnel and to avoid even the appearance of improper conduct in this regard by our personnel. The policy prohibits covered persons from purchasing, selling, or otherwise disposing of our securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan). In addition, the policy prohibits all employees (including executives and directors) from engaging in any transaction in which they may profit from short-term speculative swings in the value of our securities, including any of the following activities: (1) “short sales” (selling borrowed securities that the seller hopes can be purchased at a lower price in the future) of our securities; (2) use of our securities to secure a margin or other loan; (3) transactions in our securities involving straddles, collars or other similar risk reduction or hedging devices; and (4) transactions in publicly traded options relating to our securities (i.e., options that are not granted by us). The policy includes quarterly and other trading blackouts and sets forth the procedures covered persons must follow before transacting in our securities, including pre-clearance by our Principal Executive Officer of all transactions by executive officers, directors, employees and certain other covered persons, as well as members of their households. Although we have not adopted an insider trading policy governing the purchase, sale, and/or other disposition of our securities by the Company, as part of the oversight of risk, the Board, or one or more of its Committees, approves any transaction, plan or arrangement by or with the Company with respect to our securities on a case-by-case basis, and as part of their procedures to review and approve any such transaction, plan or arrangement, the Board or Committee consults with legal counsel to ensure compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025 as filed with the SEC.

Clawback Policy

On September 20, 2023, our Board adopted a Clawback Policy to comply with the new Clawback rules and listing standards promulgated by the SEC and Nasdaq Stock Market, respectively. The Clawback Policy generally provides that we will seek to recover, in the event of a required accounting restatement, excess incentive compensation received by covered officers where that compensation is based on erroneously reported financial information, regardless of fault or misconduct.

Stockholder Communications to the Board

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (617) 659-2802. However, any stockholders who wish to address questions regarding our business directly with the Board, or any individual director, should direct his or her questions in writing to the Chairman of the Board at Synlogic, Inc., PO Box 30, Winchester MA 01890. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as: junk mail and mass mailings, resumes and other forms of job inquiries, surveys, and solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside director upon request.

Executive Officers

The following table sets forth certain information regarding our executive officer as of August 15, 2026. We have an employment agreement with our executive officer.

Mary Beth Dooley has served as our Principal Executive Officer since January 1, 2025, our Principal Financial Officer since March 18, 2024, and she previously served as our Head of Finance since November 2023 and prior to that as our Controller since June 2018. She is responsible for leading the Company’s financial strategy, planning, corporate accounting and operations. Prior to joining Synlogic, Ms. Dooley worked as a senior manager of financial planning analysis at Idera Pharmaceuticals from July 2014 to May 2018, and prior to that, as an associate with PricewaterhouseCoopers from September 2012 to July 2014. Prior to joining PricewaterhouseCoopers, she served as an Assistant Vice President at Boston Private Bank & Trust Company, in the Investment Management & Trust Department. Ms. Dooley received a B.S. in Economics from Bates College and an M.B.A. and a M.S. in Accounting from Northeastern University.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. The text of the Code of Business Conduct and Ethics is posted on our website at www.synlogictx.com. Disclosure regarding any amendments to, or waivers from, provisions of the Code of Conduct and Ethics that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 8-K within four (4) business days following the date of the amendment or waiver.

SYNLOGIC EXECUTIVE OFFICER COMPENSATION

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

Summary Compensation Table

The following table presents information concerning the compensation of our named executive officer for the years presented. There was only one person that served as executive officer of the Company during 2025.

	Year	Salary ($)	Stock Awards (1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total ($)
Mary Beth Dooley	2025	325,000	—	—	—	10,500	335,500
Principal Executive Officer and Principal Financial Officer	2024	325,000	53,640	—	97,500	10,350	486,490

(1)

The amount reported represents the aggregate grant date fair value of a restricted stock award granted as estimated pursuant to FASB ASC 718, Compensation-Share based compensation (ASC 718). See Note 10 of the Company’s Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2025 for the assumptions used in calculating this amount.

(2)

The amount reported represents a bonus paid based on the Board’s determination of achievement of pre-established performance criteria as outlined in Ms. Dooley’s employment agreement for the year ended December 31, 2024.

(3)

The amounts represent employer matching contribution to Ms. Dooley’s account under the 401(k) plan for the years ended December 31, 2024 and 2025. All amounts listed here are before any applicable payroll and withholding taxes.

Narrative Disclosure to Summary Compensation Table

Historically, our executive compensation program has reflected our innovative and growth-oriented corporate culture and is designed to attract, retain and incentivize and align executives with both short- and long-term company objectives. To date, the compensation of our Principal Executive Officer and Principal Financial Officer has consisted of a combination of base salary, cash bonuses and long-term incentive compensation paid in the form of equity. Our executive officer is eligible to participate in our health and welfare benefit plans. We continue to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. We review executive compensation from time to time at the discretion of the Compensation Committee or the Board. As part of this review process, the Board and Compensation Committee applies our Company values and compensation philosophy, while considering the compensation levels needed to ensure the organization’s executive compensation program remains competitive and aligns incentives with the goals of the organization.

Base Salary

In November 2023, the former President and Chief Executive Officer of the Company approved a promotion for Ms. Dooley as the Head of Finance, at the Vice President level, effective as of November 16, 2023, resulting in an annual base salary of $325,000 for Ms. Dooley, which amount has remained in effect through Ms. Dooley’s subsequent appointments to Principal Financial Officer and Principal Executive Officer in March 2024 and January 2025, respectively. As a result of the Company’s decision to discontinue Synpheny-3, our pivotal study of our lead product candidate, labafenogene marselecobac (SYNB1934), as a potential treatment for PKU and significantly reduce our operations and the workforce, the Company and the Board did not increase base salaries in 2025.

Annual Bonuses

The employment agreement with our executive officer provides for the opportunity to earn a cash bonus based upon achievement of both corporate and individual goals determined by the Board based on a target percentage of annual base salary. As a result of the Company’s decision to discontinue Synpheny-3, our pivotal study of our lead product candidate, labafenogene marselecobac (SYNB1934), as a potential treatment for PKU and significantly reduce our operations and the workforce, the Company did not pay out cash bonuses in 2025. The Board approved a 2024 bonus for employees, equal to 100% of their individual target 2024 bonus, pro-rated by the number of days employed in 2024. Ms. Dooley received 100% of her target 2024 bonus, in the amount of $97,500.

Equity Awards

In connection with the decision to discontinue Synpheny-3, our pivotal study of our lead product candidate, labafenogene marselecobac (SYNB1934), as a potential treatment for PKU and significantly reduce our operations and the workforce, the Company did not grant equity awards to its named executive officer in 2025.

In January 2024, Ms. Dooley was granted 12,000 restricted stock awards. The restricted shares vested in equal annual installments starting January 31, 2025 through January 31, 2026.

Outstanding Equity Awards at Fiscal Year End

The following table presents the equity awards outstanding on the last day of December 31, 2025 to our named executive officer. All equity awards set forth in the table below were granted under the 2025 Stock Incentive Plan (formerly the 2015 Equity Incentive Award Plan, which terminated on November 10, 2025).

			Option Awards				Stock Awards
		Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($)
Mary Beth Dooley		6/29/2018	333	—	$1.85	6/29/2028
Principal Executive Officer and Principal Financial Officer		11/30/2018	200	—	$1.85	11/30/2028
		3/5/2019	466	—	$1.85	3/5/2029
		3/10/2020	625	—	$1.85	3/10/2030
		3/10/2020	500	—	$1.85	3/10/2030
		3/10/2021	2,083	—	$1.85	3/10/2031
	(2)	2/4/2022	3,121	134	$1.85	2/4/2032
	(3)	2/4/2022					203	$227
	(4)	9/30/2022	3,184	732	$1.85	9/30/2023
	(5)	3/16/2023	2,408	1,204	$1.85	3/16/2033
	(6)	3/16/2023					452	$506
	(7)	1/2/2024					6,000	$6,720

(1)

The market value of the stock awards is determined by multiplying the number of shares by $1.12, the closing price of Synlogic Common Stock on the Nasdaq Capital Market on December 31, 2025, the last trading day of our fiscal year.

(2)	The unvested shares under this option vest in approximately equal monthly installments through February 4, 2026.

(3)	The restricted shares under this award vest in equal annual installments starting April 1, 2022 through April 1, 2026.
(4)	The unvested shares under this option are scheduled to vest in approximately equal monthly installments through September 16, 2026.
(5)	The unvested shares under this option are scheduled to vest in approximately equal monthly installments through April 1, 2027.
(6)	The restricted shares under this award are scheduled to vest in equal annual installments starting April 1, 2024 through April 1, 2027.
(7)	The restricted shares under this award vest in equal annual installments starting January 31, 2025 through January 31, 2026.

Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control

The Company has entered into an employment agreement with our named executive officer as described below, as well as the Company’s standard confidential information and/or inventions assignment agreements under which our named executive officer has agreed not to disclose confidential information. The employment agreement provides for “at will” employment.

Mary Beth Dooley

Ms. Dooley previously entered into an offer letter with us dated April 11, 2018 (the “Offer Letter”). On December 19, 2024, we entered into the Employment Agreement with Ms. Dooley, in connection with her appointment as the Principal Executive Officer and Principal Financial Officer, effective January 1, 2025. In connection with the employment agreement, Ms. Dooley is entitled to receive (i) current base salary of $325,000 per annum, (ii) a target bonus of 30% of her salary for 2024, and (iii) is eligible to receive a retention bonus in an amount equal to 75% of her base salary for each month of service to the Company between March 1, 2024 and the month in which the Company consummates a change in control (as defined in the Dooley Employment Agreement), provided Ms. Dooley remains employed through such date, and if earlier, the month in which the Company terminates her employment without cause or she resigns her employment with good reason (each as defined in the Dooley Employment Agreement), in each case subject to her entering into a separation agreement in accordance with the Dooley Employment Agreement (the “Retention Bonus”).

Ms. Dooley’s employment agreement, provides that, in the event that Ms. Dooley’s employment is terminated for any reason other than for “cause,” death or “disability,” or by Ms. Dooley for “good reason” (each as defined in the Dooley Employment Agreement), she will be entitled to receive (i) continuing severance pay at a rate equal to 100% of her base salary, as then in effect, for a period of nine months from the date of such termination, to be paid periodically in accordance with normal Company payroll practices; (ii) the right to continue health care benefits under COBRA, paid by the Company until the earlier of (a) nine months from termination, or (b) the date on which Ms. Dooley becomes eligible for healthcare insurance with a subsequent employer, and (iii) a retention bonus, if not yet payable due to the Company’s consummation of a change in control. Upon the earlier of (A) the filing of a certificate of corporate dissolution with the Delaware Secretary of State, (B) the closing of a change in control or (C) the termination of Ms. Dooley’s employment by the Company without cause or her resignation with good reason, the unvested portion of each equity award granted to Ms. Dooley shall accelerate and become fully vested and exercisable in accordance with the terms of the applicable award agreement.

The following definitions apply to the employment agreements with Ms. Dooley:

“Cause” is defined as the executive’s (i) conviction of a felony, plea of guilty or “no contest” to a felony, or confession of guilt to a felony, in each case whether or not in connection with the performance of the executive’s duties to the Company; (ii) act or omission which constitutes willful misconduct or negligence that results in loss, damage or injury to the Company or its prospects, including, but not limited to (A) disloyalty, dishonesty or a breach of fiduciary duty to the Company or Stockholders, (B) theft, fraud, embezzlement or other illegal conduct, or (C) deliberate disregard of a rule or policy of the Company; (iii) failure, refusal or unwillingness to perform, to the reasonable satisfaction of the Board determined in good faith, any duty or responsibility assigned to the executive, which failure of performance continues for a period of more than two weeks after written notice thereof has been provided by the Board, setting forth in reasonable detail the nature of such failure of performance; or (iv) the material breach by the executive of any of the provisions of the employment agreement or its related agreements.

“Good reason” is defined as a resignation that occurs within 30 days following: (i) a change in the principal location at which the executive provides services to the Company beyond 50 miles from Cambridge, Massachusetts; (ii) a reduction in the executive’s compensation or a material reduction in the executive’s benefits, except such a reduction in connection with a general reduction in compensation or other benefits of all senior executives of the Company; (iii) a material breach of the executive’s employment agreement by the Company that has not been cured within 10 days after written notice thereof by the executive; or (iv) a failure by the Company to obtain the assumption of the employment agreement by any successor of the Company.

“Disability” is defined as the executive’s inability, due to physical or mental illness or disease, to perform the functions then performed by the executive for 180 consecutive days, accompanied by the likelihood, in the opinion of a physician chosen by the Company and reasonably acceptable to the executive, that the executive will be unable to perform such functions within the reasonably foreseeable future, provided that the foregoing definition shall not include a disability for which the Company is required to provide reasonable accommodation pursuant to the Americans with Disabilities Act or other similar statute or regulation.

“Change in control” is defined as a transaction or a series of related transactions in which: (i) all or substantially all of the assets of the Company are transferred to any “person” or “group” (as such terms are defined in Section 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); (ii) any person or group, other than a person or group who prior to such acquisition is a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of any of the Company’s equity, becomes the “beneficial owner”, directly or indirectly, of the Company’s outstanding equity representing more than 50% of the total voting power of the Company’s then-outstanding equity; or (iii) the Company undergoes a merger, reorganization or other consolidation in which the holders of the outstanding equity of the Company immediately prior to such merger, reorganization or consolidation directly or indirectly own less than 50% of the surviving entity’s voting power immediately after the transaction, provided further that the transaction or transactions meet all of the requirements set forth in Treasury Regulation §1.409A-3(i)(5)(v).

Other Benefits

Executive officers are eligible to participate in all of the Company’s employee benefit plans, including medical, dental, vision, group life, a 401(k) retirement plan, and an Employee Stock Purchase Plan (ESPP), in each case on the same basis as other employees, subject to applicable laws. We also provide paid-time-off benefits to all employees, including our executive officers.

401(k) Retirement Plan

We maintain a defined contribution retirement plan for our eligible employees. Employees are eligible to participate in the plan beginning on their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation, up to statutory limits. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary and matching contributions, subject to established limits. We started to match employee contributions effective January 1, 2019. We match 50% of the employee contributions to the 401(k) plan up to a maximum of 6% of the participating employee’s eligible earnings, resulting in a maximum company match of 3% of the participating employee’s eligible earnings, and subject to certain additional statutory dollar limitations.

SYNLOGIC DIRECTOR COMPENSATION

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2025 to each of our non-employee directors. Directors who are employed by us are not compensated for their service on our Board.

	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)
	($)	($)	($)
Peter Barrett, Ph.D. (4)	58,125	—	—
James Flynn (5)	45,625	16,800	—
Michael Heffernan (6)	5,618	—	—
Nick Leschly (7)	—	—	—
Edward Mathers (8)	40,000	—	—
Richard P. Shea (9)	51,250	16,800	—

(1)	Amounts represent fees earned during 2025 under our Amended and Restated Non-Employee Director Compensation Policy.
(2)

The amounts reported represent the aggregate grant date fair value of restricted stock awards granted as estimated pursuant to FASB ASC 718, Compensation-Share based compensation (ASC 718). See Note 9 of the Company’s Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2025 for the assumptions used in calculating this amount.

(3)	In February 2024, in connection with the Company’s restructuring the Board elected to forego the option grants as a cost-saving measure.
(4)	Dr. Barrett had 56,044 option awards outstanding at December 31, 2025. Dr. Barrett elected to forego the annual grant awarded in 2025.
(5)	Mr. Flynn had 4,000 option awards outstanding at December 31, 2025.
(6)	Mr. Heffernan resigned from the Board on February 20, 2025. Mr. Heffernan had no options outstanding at December 31, 2025.
(7)	Mr. Leschly resigned from the Board on January 10, 2025. Mr. Leschly had no option awards and 1,543 restricted shares outstanding at December 31, 2025.
(8)	Mr. Mathers had 8,465 option awards outstanding at December 31, 2025. Mr. Mathers elected to forego the annual grant awarded in 2025.
(9)	Mr. Shea had 8,464 option awards outstanding at December 31, 2025.

Pursuant to our Amended and Restated Non-Employee Director Compensation Program, (the “Amended Policy”), each of our non-employee directors shall be automatically granted, on the date of the annual meeting of the Company’s stockholders or such other date as may be determined by the Board (the “Grant Date”), an award of 15,000 shares of restricted stock (the “Awards”) under the Equity Plan in consideration of the Non-Employee Director’s past and/or continued employment with or service to the Company, and for other good and valuable consideration. Each Award shall vest and become exercisable on December 15 of the year in which the grant is made, subject to such director continuing to provide services to the Company through each such vesting date. Pursuant to the Amended Policy, all of the Awards granted to a non-employee director, and any other stock options or other equity-based awards outstanding and held by the non-employee director, shall vest and, if applicable, become exercisable with respect to one hundred percent (100%) of the shares subject thereto immediately prior to the occurrence of a Change in Control (as defined in the Equity Plan), to the extent outstanding at such time. We reimburse our non-employee directors for all reasonable and customary business expenses incurred providing services to us in accordance with Company policy. Pursuant to our Amended Policy, no cash compensation is awarded to our non-employee directors for their service on our Board.

SYNLOGIC EQUITY COMPENSATION PLAN INFORMATION

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Synlogic, Inc. and its subsidiaries.

The following table provides certain aggregate information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2025.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	231,105	$11.31	1,345,911
Equity compensation plans not approved by security holders (2)	3,244	$0.03	38,721

Total	234,349	$11.34	1,384,632

(1)

Consists of the 2025 Equity Incentive Award Plan (the “2025 Plan”). The 2025 Plan replaced the 2015 Equity Incentive Award Plan (2015 Plan), which terminated on November 10, 2025. The 2025 Plan includes an “evergreen provision” that allows for an annual increase in the number of shares of common stock available for issuance under the 2025 Plan, which annual increase will be added on the first day of each fiscal year of the Company during the period beginning in fiscal year 2026, and ending on the second day of fiscal year 2035, and will be equal to the lesser of (i) four percent of the number of outstanding shares of common stock on such date and an amount determined by the administrator of the 2025 Plan.

(2)	Consists of the Synlogic 2017 Stock Incentive Plan. See Note 9 of the Annual Report on Form 10-K for the year ended December 31, 2025 for descriptions of the plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF SYNLOGIC

The following table sets forth certain information with respect to the beneficial ownership of Synlogic Common Stock as of August 15, 2026 for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of the outstanding shares of Synlogic Common Stock;

•	each named executive officer and director of Synlogic; and

•	all of Synlogic’s executive officers and directors as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of August 15, 2026, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 12,248,950 shares of Synlogic Common Stock outstanding on August 15, 2026 adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Synlogic does not know of any arrangements, including any pledge by any person of securities of Synlogic, the operation of which may at a subsequent date result in a change of control of Synlogic.

Unless otherwise indicated in the following table, the address for each person named in the table is c/o Synlogic, Inc., PO Box 30, Winchester, Massachusetts 01890. Synlogic believes, based on information provided to it, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Beneficial Ownership Prior to the Merger (1)
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:

Funicular Funds, LP (2)	3,312,219	27.04%
601 California Street, Suite 1151
San Francisco, California 94108

New Enterprise Associates 14, L.P. (3)	2,922,772	23.86%
1954 Greenspring Drive, Suite 600
Timonium, MD 21093

Baselake Partners, LP (4)	1,140,000	9.31%
3155 W. Big Beaver Road, Suite 207
Troy, Michigan 48084

John A. Kryzanowski (5)	733,412	5.99%
c/o Shartsis Friese LLP
425 Market Street, 11th Floor
San Francisco, CA 94105

Armistice Capital LLC (6)	614,288	5.02%
501 Madison Avenue, 7th Floor
New York, New York 10022

	Beneficial Ownership Prior to the Merger (1)
Name of Beneficial Owner	Number	Percent
Directors and Named Executive Officer:
Peter Barrett, Ph.D. (7)	232,842	1.89%
Mary Beth Dooley (8)	27,280	*
Richard P. Shea (9)	23,970	*
James Flynn (10)	17,666	*
Edward Mathers (11)	8,465	*
All executive officers and directors as a group (5 persons) (12)	310,223	2.52%

*	Represents beneficial ownership of less than 1% of the outstanding shares.
(1)	Includes shares issuable upon the exercise of options to purchase shares of common stock within 60 days following August 15, 2026.
(2)

This information is based solely on a Schedule 13D/A filed with the Securities and Exchange Commission on or about July 29, 2026. Consists of 3,312,219 shares held by Funicular Funds, LP. (the Fund), a Delaware limited partnership, with respect to the Common Stock beneficially owned and held of record by the Fund. The General Partner of the Fund is Cable Car Capital LLC (Cable Car), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of Common Stock held by the Fund. Each of the Fund and Mr. Ma-Weaver are referred to as a Reporting Person and collectively as the Reporting Persons.

(3)

This information is based solely on a Schedule 13D/A filed with the Securities and Exchange Commission on or about July 29, 2026. Consists of 2,922,772 shares held by New Enterprise Associates 14, L.P. (“NEA 14”) and excludes warrants to purchase 2,640,845 shares of common stock, which are subject to a beneficial ownership blocker. NEA Partners 14, L.P. (“NEA Partners 14”) is the sole general partner of NEA 14. NEA 14 GP, LTD (“NEA 14 LTD”) is the sole general partner of NEA Partners 14. The individual Directors (the “Directors”) of NEA 14 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, David M. Mott, Scott D. Sandell, Peter Sonsini and Ravi Viswanathan. The Directors share voting and dispositive power with regard to shares held directly by NEA 14. Edward Mathers is a partner at NEA.

(4)

This information is based solely on a Schedule 13G filed with the Securities and Exchange Commission on or about January 23, 2026. Consists of 1,140,000 shares held by Baselake Partners, LP. (the Fund), a Delaware limited partnership, with respect to the Common Stock beneficially owned and held of record by the Fund. Baselake Management, LLC serves as the investment manager to the Fund (the “Investment Manager”). David Paolella serves as the managing member of the Investment Manager (the “Managing Member,” and collectively with the Fund and the Investment Manager, the “Reporting Persons”).

(5)

This information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on or about February 25, 2025. Consists of 733,412 shares of Synlogic Common Stock held of record by John A. Kryzanowski. Excludes warrants to purchase 140,845 shares of common stock, which are subject to a beneficial ownership blocker.

(6)

This information is based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on or about November 14, 2024. Consists of 614,288 shares held by Armistice Capital, LLC (“Armistice Capital”). Excludes warrants to purchase 3,521,126 shares of common stock, which are subject to a beneficial ownership blocker. Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. The number of shares does not include warrants to purchase shares of common stock held by Armistice Capital, LLC, which are subject to beneficial ownership limitations.

(7)

Consists of 176,798 shares of Synlogic Common Stock owned by Atlas Venture Fund IX, L.P. (“Atlas IX”) and 56,044 shares of Synlogic Common Stock issuable upon the exercise of options exercisable within 60 days following March 31, 2026. Atlas Venture Associates IX, L.P. (“AVA IX LP”), is the general partner of Atlas IX, and Atlas Venture Associates IX, LLC, is the general partner of AVA IX LP. Dr. Barrett disclaims Section 16 beneficial ownership of the securities held by Atlas IX, except to the extent of his pecuniary interest therein, if any.

(8)

Consists of 12,744 shares of Synlogic Common Stock held by Ms. Dooley and 14,536 shares of Synlogic Common Stock issuable upon the exercise of options exercisable within 60 days following August 15, 2026.

(9)

Consists of 15,506 shares of Synlogic Common Stock held by Mr. Shea and 8,464 shares of Synlogic Common Stock issuable upon the exercise of options exercisable within 60 days following August 15, 2026.

(10)

Consists of 15,000 shares of Synlogic Common Stock held by Mr. Flynn and 2,666 shares of Synlogic Common Stock issuable upon the exercise of options exercisable within 60 days following August 15, 2026.

(11)	Consists of 8,465 shares of Synlogic Common Stock issuable upon the exercise of options held by Mr. Mathers exercisable within 60 days following August 15, 2026.
(12)	See footnotes 7 to 11.

CALDERA BUSINESS

Throughout this section, unless otherwise noted, “our,” “we,” “Caldera,” and “the Company” refers to Caldera Therapeutics, Inc. and its subsidiaries.

Overview

Caldera is a clinical-stage biopharmaceutical company focused on the development of the investigational bispecific antibody CLD-423 for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two clinically validated inflammatory pathways, Tumor Necrosis Factor (TNF)-like ligand 1A (TL1A) and interleukin (IL)-23p19. We believe the dual-target, single-antibody approach of CLD-423 has the potential to break through the therapeutic ceiling associated with currently available single-target therapies and redefine therapeutic expectations for the next generation of IBD therapy. We are currently investigating CLD-423 in Phase 1a healthy volunteer clinical trials and, based on interim data generated to date, plan to initiate Phase 2 clinical trials in both ulcerative colitis (UC) and Crohn’s disease (CD) in early 2027.

CLD-423 was purpose-designed to realize the therapeutic potential of dual TL1A and IL-23p19 inhibition in a single molecule while supporting a favorable pharmacology and safety profile. This design incorporates four complementary engineering features that we believe contribute to the differentiated profile of CLD-423.

•	Natural immunoglobulin G (“IgG”)-like structure designed to closely resemble naturally occurring human IgG antibodies.

•	Monovalent 1+1 architecture designed to limit formation of higher-order immune complexes that may contribute to the increased immunogenicity observed with some bivalent antibodies targeting TL1A.

•	Effectorless Fc engineering designed to reduce Fc-mediated effector functions that are not required for target inhibition and may contribute to undesirable immune-mediated adverse effects.

•	M252Y, S254T and T256E (“YTE”) substitutions designed to prolong half-life, sustain systemic exposure and enable convenient, reduced-frequency subcutaneous (“SC”) maintenance dosing.

IBD encompasses a group of chronic, progressive, immune-mediated conditions, including UC and CD, that cause long-term inflammation of the digestive tract. An estimated 2.4 to 3.1 million people in the United States have IBD and often require lifelong treatment and disease management. While IBD symptoms often come in waves, with periods of active disease and remission, many people experience life-altering symptoms and complications. These include persistent diarrhea, stomach pain, fatigue, nausea, weight loss, depression, anxiety, and problems absorbing sufficient essential nutrients. In many people, ongoing intestinal inflammation may result in progressive bowel damage, fibrosis, strictures, fistulas, hospitalization, the need for surgical intervention, and increased risk of colon and rectal cancers.

While advanced IBD therapies targeting a single immune pathway involved in disease pathogenesis have substantially improved outcomes for patients with IBD relative to conventional therapies, important unmet needs remain. We believe current therapies are constrained by a therapeutic ceiling, as reflected by modest placebo-adjusted clinical remission rates, limited durability of response, and an inability to consistently achieve deep remission, including both clinical and endoscopic remission. As treatment goals continue to evolve beyond symptom control toward durable disease modification, we believe the next generation of IBD therapies will be expected to achieve higher rates of clinical remission, deliver durable responses, and achieve deep remission, thereby redefining therapeutic expectations for patients with IBD.

Multiple signaling pathways have been implicated in the pathogenesis of IBD. We believe the heterogeneous and multifactorial nature of IBD limits the effectiveness of single-target antibody therapy. The concept of improving efficacy through simultaneous inhibition of two inflammatory signaling pathways is being evaluated in multiple recent and on-going third-party clinical trials investigating dual-antibody combination therapies, which encompass both co-administration of two single-target monoclonal antibodies and co-formulated products containing two single-target monoclonal antibody therapies. These trials have demonstrated that simultaneous inhibition of two inflammatory signaling pathways through dual-antibody combination therapy provides clinically meaningful improvements in efficacy compared to single-target monoclonal antibody therapy.

We believe that by incorporating dual-target inhibition into a single-molecule bispecific antibody, CLD-423 has the potential to break through the therapeutic ceiling associated with current single-target therapies while offering potential advantages in clinical development, manufacturing and administration relative to dual-antibody combination therapies. We selected TL1A and IL-23p19 as targets because they regulate complementary inflammatory pathways understood to be involved in the pathogenesis of IBD, providing a biological rationale for simultaneous inhibition within a single therapeutic molecule. Following an extensive review of multiple preclinical-stage bispecific antibody programs, we selected and in-licensed CLD-423 because we believed its design and preclinical data package distinguished it from other bispecific antibody candidates we evaluated. Since the in-licensing of CLD-423, emerging Phase 1 clinical data have been consistent with our expectations for the program. We hold exclusive worldwide rights to develop and commercialize CLD-423 under a license agreement with Qyuns.

CLD-423 was purpose-designed to optimize multiple attributes that we believe are important for the chronic treatment of patients with IBD. Its natural IgG-like structure and monovalent 1+1 architecture are intended to preserve the benefits of dual-target inhibition while more closely approximating the structural characteristics of conventional monoclonal antibodies and limiting formation of higher-order immune complexes that may contribute to increased immunogenicity observed with some bivalent antibodies targeting TL1A. CLD-423 also incorporates Fc engineering to reduce Fc-mediated effector functions and thereby minimize potential associated safety liabilities, as well as M252Y, S254T and T256E (“YTE”) substitutions to prolong half-life and support reduced-frequency SC maintenance dosing. We believe these engineering features collectively position CLD-423 to maximize the therapeutic potential of dual TL1A and IL-23p19 inhibition while supporting a differentiated clinical profile.

We are currently conducting a Phase 1a healthy volunteer clinical trial that commenced in January 2026 and has completed dosing, and we have reported data from an interim analysis of the first four single ascending dose (SAD) cohorts through 85 days (cohorts S1 and S2) and 57 days (cohorts S3 and S4). Six participants receiving CLD-423 and two participants receiving placebo were enrolled in each cohort. CLD-423 was administered intravenously (IV) in cohorts S1, S2, and S3, and SC in cohort S4. In these cohorts, CLD-423 was generally well tolerated with no dose-limiting toxicities. CLD-423 demonstrated a favorable PK profile with approximately dose-proportional exposure, a serum half-life exceeding 40 days within the anticipated therapeutic exposure range, and approximately 80% SC bioavailability. We believe these properties support the potential for a convenient SC maintenance dosing regimen of a single injection once every eight or twelve weeks in IBD patients. CLD-423 demonstrated rapid and sustained TL1A target engagement as measured by inhibition of phosphorylated Nuclear Factor kappa B (pNF-kB) signaling in whole blood. Consistent with the design rationale of CLD-423, Anti-drug antibody (ADA) incidence was low in the SAD cohorts, with late onset and low titers, reflecting a favorable immunogenicity profile consistent with well-behaved therapeutic antibodies and not characteristic of bivalent anti-TL1A antibodies. Collectively, these findings provide early clinical support for several of the engineering principles incorporated into CLD-423. We expect to report additional data from the SAD cohorts as well as data from multiple dose cohorts later in 2026.

Our Strategy

•	Advance CLD-423 through clinical development as a differentiated next-generation therapy for IBD. Based on data from our Phase 1a healthy volunteer clinical trial, we plan to initiate Phase 2 clinical trials in UC and CD in early 2027. Our parallel clinical development strategy is designed to efficiently generate proof-of-concept data in CD while simultaneously advancing to potential registrational trials in UC, allowing us to advance both clinical validation and commercialization objectives in parallel.

•

Expand development of CLD-423 into other immunology and inflammation (I&I) indications. IL-23p19 is a clinically validated target for multiple immune-mediated indications, while TL1A is an emerging target currently being evaluated in proof-of-concept clinical trials across many of those same indications. We believe the dual inhibition of TL1A and IL-23p19 by CLD-423 has the potential to support expansion beyond IBD into other I&I indications. We intend to leverage well-established clinical development and regulatory paths for expansion into related immune-mediated diseases.

•

Leverage our scientific, clinical, and business expertise to build a differentiated pipeline of innovative I&I therapies. We believe our multidisciplinary team’s expertise enables us to identify, evaluate, acquire, and efficiently develop differentiated therapeutic candidates that address significant unmet needs in immune-mediated diseases. CLD-423 represents the first application of this strategy, demonstrating our disciplined approach to identifying and advancing high-potential therapeutic programs. We intend to continue applying this approach to identify additional innovative product candidates to expand our pipeline.

•

Execute through a disciplined and efficient operating model. Since our founding in 2025, we have rapidly identified, acquired, and advanced CLD-423 into clinical development by combining a lean internal organization with strategic partnerships and outsourced expertise, including our clinical development partnership with Qyuns Therapeutics Co., Ltd. (Qyuns) in China. As CLD-423 advances, we intend to selectively expand our internal capabilities in areas critical to long-term value creation while continuing to leverage external partners where they provide flexibility, specialized expertise, and operational efficiency.

Our Team

Our leadership team brings complementary expertise spanning antibody discovery, biologics development and manufacturing, global clinical development, business development, commercialization, and public company leadership. Collectively, our executives have advanced multiple therapeutic candidates from discovery through regulatory approval and commercialization and have held senior positions at biotechnology and pharmaceutical companies. We believe this breadth of experience positions us to advance CLD-423 through disciplined, capital-efficient execution, and to execute our long-term growth strategy. Our leadership team includes:

•

Praveen Tipirneni, MD, MBA, Chief Executive Officer and co-founder, has more than 25 years of experience in biotechnology leadership, drug development, corporate strategy, and company building. Prior to co-founding Caldera, Dr. Tipirneni served as President and Chief Executive Officer of Morphic Therapeutic, leading the company from its founding through its $3.2 billion acquisition by Eli Lilly. Before Morphic, he served as Senior Vice President of Corporate Development and Global Strategy at Cubist Pharmaceuticals, where he led corporate strategy and business development, helping shape the company’s growth and playing a key role in its $9.5 billion acquisition by Merck & Co., Inc. (“Merck”) in 2015.

•

Liangsu Wang, PhD, Chief Scientific Officer and co-founder, has more than 25 years of experience advancing innovative therapeutic programs from discovery through clinical development across multiple therapeutic areas. Prior to co-founding Caldera, Dr. Wang was the founder and Managing Director of BioSage Advisors, LLC, where she advised biotechnology companies and venture capital firms on scientific and business strategy. Previously, she served as Vice President and Therapeutic Area Head of External Innovation at Johnson & Johnson and as Vice President and Head of Biology at Morphic Therapeutic, where she helped build the company’s pipeline in inflammatory bowel disease and fibrosis. Earlier in her career, Dr. Wang held senior leadership positions at Merck, including Executive Director and Head of Diabetes and NASH Discovery Research.

•

Zhong Liu, PhD, Chief Technology Officer and co-founder, has more than 30 years of experience in biologics discovery, chemistry, manufacturing and controls (“CMC”), manufacturing, and product development, leading multidisciplinary teams from candidate selection through regulatory approval. Most recently, Dr. Liu served as Executive Vice President of Drug Development at NovaRock Biotherapeutics. Previously, he held senior leadership positions at Merck (MSD), Schering-Plough, and Berlex (Schering AG), Adello Biologics, and Hitachi Chemical. Throughout his career, Dr. Liu has led numerous Investigational New Drug (IND) submissions and contributed to multiple successful biologics registration filings.

•

Aaron Pelta, MBA, Chief Business Officer and co-founder, has more than 20 years of experience in biotechnology business development, corporate strategy, portfolio management, commercial planning, strategic transactions, and company building. Prior to co-founding Caldera, Mr. Pelta served as Senior Vice President of Corporate Business Development at Morphic Therapeutic, where he led business development, portfolio strategy, and commercial planning through the company’s $3.2 billion acquisition by Eli Lilly. Previously, he served as Vice President of Business Development at Arsanis and held senior business development and commercial leadership positions at Shire, AMAG Pharmaceuticals, and Cubist Pharmaceuticals.

•

Colm White, Chief Program Officer, has more than 20 years of experience leading global drug development programs, with particular expertise in IBD, clinical development, regulatory strategy, CMC, and research operations. Prior to joining Caldera, Mr. White served as Vice President and Global Program Leader for vedolizumab at Takeda, where he led the global clinical development program and worldwide commercial launch. Previously, he led the Phase 3 clinical development, United States Food and Drug Administration (FDA) and European Medicines Agency (EMA) regulatory submissions, and approvals for certolizumab pegol in rheumatoid arthritis and CD at UCB-Celltech and directed the FDA resubmission and EMA approval of Defitelio at Gentium. Earlier in his career, he held leadership positions at GSK and PwC.

Our board of directors is composed of accomplished biotechnology executives, investors, and industry leaders with extensive experience in company building, drug development, capital allocation, and public company governance. Our directors include John Crowley; Michelle Doig of Omega Funds; Michael Gladstone of Atlas Venture; Aaron Royston of venBio; Xiaodi Su of LAV; and Dr. Tipirneni. We believe our board provides strategic guidance and oversight informed by decades of experience building, financing, and growing successful biotechnology companies.

Our Strengths

We believe our experienced leadership team, disciplined development strategy, and capital-efficient operating model position us to advance CLD-423 and build a leading immunology company. Our competitive strengths have enabled us to identify, acquire, and advance a bispecific antibody designed to address certain limitations of currently available therapies for IBD and other immune-mediated diseases. These strengths include:

•

A bispecific antibody designed to break-through the therapeutic ceiling in IBD. We believe CLD-423 has the potential to breakthrough the therapeutic ceiling of current IBD standard of care single-target antibody therapies by simultaneously inhibiting TL1A and IL-23p19 within a single-molecule bispecific antibody. CLD-423 was designed to optimize multiple attributes that we believe are important for the chronic treatment of patients with IBD. Its natural IgG-like structure and monovalent 1+1 architecture are intended to preserve the benefits of dual-target inhibition while more closely approximating the structural characteristics of conventional monoclonal antibodies and limiting formation of higher-order immune complexes that may contribute to increased immunogenicity observed with some bivalent antibodies targeting TL1A. CLD-423 also incorporates Fc engineering to reduce Fc-mediated effector functions and thereby minimize potential associated safety liabilities, as well as YTE substitutions to prolong half-life and support reduced-frequency SC maintenance dosing.

•

Capital-efficient execution enables rapid clinical development. Since our founding in 2025, we have rapidly advanced CLD-423 from acquisition through IND-enabling studies and into clinical development. Our clinical development strategy is designed to optimize both rapid proof of concept and the potential path to market through complementary clinical development programs. We maintain a lean operating model by strategically leveraging partnerships and external expertise while selectively internalizing capabilities that we believe create long-term value. This disciplined approach enables us to efficiently advance our programs while maintaining flexibility and capital efficiency.

•

Experienced leadership team. Our leadership team has experience discovering, developing, manufacturing, commercializing, financing, and growing biotechnology companies across multiple therapeutic areas. Collectively, our executives have advanced numerous therapeutic candidates from discovery through regulatory approval and commercialization. We believe this breadth of experience enhances our ability to execute our strategy and advance CLD-423.

•

Strategic partnerships enhance development capabilities and operational flexibility. We leverage strategic partnerships to complement our internal capabilities and accelerate development while maintaining operational flexibility and capital efficiency. For example, our collaboration with Qyuns has enabled the rapid advancement of CLD-423 from preclinical development into the clinic and provides access to time- and capital-efficient clinical development capabilities in China while we build internal Chinese expertise to potentially apply learnings in future development. We believe this collaborative approach with Qyuns and other third-party providers enhances execution while allowing us to selectively internalize capabilities as our pipeline matures.

•

A disciplined model for identifying and advancing differentiated immunology assets. We apply an asset selection process rooted in deep expertise in immunology, bispecific antibody design, and rational target pairing. By integrating scientific, clinical, business development, and commercial perspectives, we define the product characteristics required for clinical and commercial success and selectively seek to acquire candidates that meet those criteria. We believe CLD-423 exemplifies this approach and provides a foundation for building a focused pipeline of differentiated immunology therapies.

Our Focus: Inflammatory Bowel Disease

IBD encompasses a group of chronic, progressive, immune-mediated conditions that cause long-term inflammation and fibrosis of the digestive tract, including UC and CD. There are estimated to be between 2.4 and 3.1 million people in the United States living with IBD. A recent epidemiologic analysis (Kappelman et al., Gastroenterology, 2023) estimated approximately 1.25 million people in the United States are living with UC and approximately 1.01 million with CD. IBD is frequently diagnosed during early adulthood and often requires lifelong treatment and disease management. People living with IBD can experience debilitating symptoms, including persistent diarrhea, stomach pain, fatigue, nausea, and weight loss. They may also experience complications such as dehydration, problems absorbing sufficient essential nutrients, increased risk of colon and rectal cancers, anemia, reduced bone density, and joint pain. Depression and anxiety are also common in people living with IBD. Symptoms range from mild to severe and often come in waves, with periods of active disease and periods of remission. In many people, ongoing intestinal inflammation may result in progressive bowel damage, fibrosis, strictures, fistulas, hospitalization, and the need for surgical intervention.

The two main types of IBD are UC and CD. While there are similarities between the two, each disease impacts different parts of the digestive tract in different ways. UC causes significant damage to the inner lining of the colon and rectum. Symptoms of UC include diarrhea, blood or mucus in stool, cramping with bowel movements, and urgent need for a bowel movement. In CD, all layers of the impacted portion of the gastrointestinal tract are inflamed, which can lead to scarring and narrowing of the intestinal wall and development of abnormal passageways from the intestinal wall. CD can impact any portion of the gastrointestinal tract, but most commonly occurs in the small or large intestine. Symptoms of CD include abdominal pain, diarrhea, malnutrition, and fatigue.

Current Treatment Landscape

Current pharmacologic therapies for IBD aim to induce and maintain clinical and endoscopic remission, prevent disease-related complications, and improve patients’ quality of life. Historically, IBD has been managed using a step-up treatment approach, in which patients begin therapy with conventional agents such as aminosalicylates, corticosteroids, and immunomodulators that primarily control symptoms but do not adequately modify the underlying disease process.

If disease control is not achieved or maintained with conventional therapy, patients typically escalate to advanced therapies. Advanced single-target IBD therapies, including biologics and small molecules, are designed to selectively modulate immune pathways involved in the chronic inflammatory processes underlying disease pathogenesis. Currently approved advanced single-target therapies include monoclonal antibodies targeting TNF, IL-12/23, IL-23 and α4ß7 integrin, as well as small molecule therapies targeting Janus kinase (JAK) and sphingosine-1-phosphate (S1P) receptors. These advanced single-target therapies have emerged as the current standard of care for patients with moderate to severe IBD by providing substantially greater efficacy than conventional therapies and enabling many patients to achieve clinical remission, corticosteroid-free remission, endoscopic improvement and, in some cases, histologic healing.

Market Opportunity

The market opportunity in IBD is substantial and continues to expand as the prevalence of IBD increases worldwide. In 2025, the global IBD market was estimated at approximately $29.9 billion and is projected to grow to approximately $46.5 billion by 2032, with approximately 75% of sales coming from the United States. The market is split approximately 55% CD and 45% UC. In 2025, approximately $10.5 billion of the U.S. IBD market was from CD sales and approximately $6 billion was from UC sales.

The success of therapies in this space further illustrates the market opportunity in IBD and immune-mediated diseases. For example, Entyvio®, which was approved by the FDA for the treatment of UC and CD in 2014, had approximately $5.85 billion in global revenue in 2025. Skyrizi®, a leading anti-IL-23p19 therapeutic, had more than $17.5 billion in global net revenue across its four approved indications in 2025.

We believe these market dynamics indicate a commercial opportunity for therapies capable of improving outcomes for patients with IBD. Market and industry data included in this proxy statement/prospectus are derived from third-party sources, including industry publications and sell-side research reports, and we have not independently verified such data.

Unmet Needs Remain Despite Available Treatment Options

While advanced IBD therapies targeting a single immune pathway involved in disease pathogenesis have substantially improved outcomes for patients with IBD relative to conventional therapies, important unmet needs remain. We believe current therapies are constrained by a therapeutic ceiling, as reflected by modest placebo-adjusted clinical remission rates, limited durability of response, and an inability to consistently achieve deep remission, including endoscopic and histologic remission. As an example of this therapeutic ceiling, placebo-adjusted clinical remission rates in UC induction therapy across most classes of approved and developmental advanced monotherapies are in the approximately 10% to 30% range, as illustrated in the figure below.

Figure. Placebo-adjusted clinical remission rates in Phase 2 and Phase 3 UC induction trials (cross trial comparison). Clinical remission rates of approved or investigational therapies for ulcerative colitis were derived conference presentations, paper publications and/or FDA labels.

Furthermore, durability of response is limited. For example, with anti-TNF antibodies, approximately half of patients that initially respond to anti-TNF therapy have been shown to experience a gradual loss of response over time. This is thought to result primarily from the development of anti-drug antibodies which reduce circulating anti-TNFs to sub-therapeutic levels. Loss of response is also observed with therapies targeting other mechanisms, highlighting the challenge of maintaining long-term disease control in IBD. Patients who lose response may require dose escalation or treatment intensification, and those who do not recapture or maintain response may need to switch to another therapy, underscoring the need for treatments capable of providing durable disease control.

Finally, achieving deep remission remains a significant unmet need. Although currently available therapies can induce clinical remission in a subset of patients with IBD, substantially fewer patients achieve more stringent measures of disease control, including endoscopic remission. Moreover, real-world studies of anti-TNF therapies have demonstrated that deep remission may not be sustained over time. These findings highlight the continued need for therapies that can induce and durably maintain both symptomatic and endoscopic remission.

Given the shortcomings of existing treatment options, patients frequently cycle through multiple therapies over the course of their disease, often with declining response rates following each successive line of therapy. Published data suggest that treatment-experienced patients, particularly those previously exposed to advanced single-target therapies, generally achieve lower remission rates than advanced treatment-naïve patients across multiple therapeutic classes. As a result, many patients continue to experience persistent inflammatory activity despite treatment with several approved agents. We believe the persistence of active disease across both advanced therapy-naïve and advanced therapy-experienced patient populations further highlights the therapeutic ceiling associated with currently available advanced single-target therapies.

Simultaneously Targeting Two Disease Pathways May Potentially Transform the IBD Treatment Paradigm

We believe the heterogeneous and multifactorial nature of IBD may limit the effectiveness of currently approved advanced therapies directed against a single inflammatory target. Because multiple signaling pathways drive inflammatory activity, complementary immune pathways that remain active despite treatment may contribute to incomplete response, loss of response, and persistent disease activity. Therefore, we believe the development of therapeutics designed to more comprehensively modulate key drivers of disease pathogenesis through dual-target inhibition may be the next step in providing transformational therapies to those living with IBD.

We believe this approach may be relevant to both advanced therapy-naïve and advanced therapy-experienced patient populations. In advanced therapy-naïve patients, therapies capable of achieving higher rates of deep remission earlier in the disease course may have the potential to improve long-term outcomes and reduce cumulative disease burden. In advanced therapy-experienced and refractory populations, broader pathway inhibition may help address residual inflammatory activity that persists despite prior single-target therapeutic intervention.

Results from third-party clinical trials have shown the therapeutic potential of dual-target inhibition in IBD through the administration of dual-antibody combination therapies, which encompass both co-administration of two single-target monoclonal antibodies and co-formulated products containing two single-target monoclonal antibody therapies. These trials have shown clinically meaningful efficacy improvements for combination therapy over single-target monotherapy. For example, in J&J’s Phase 2a VEGA-UC trial, anti-TNF and anti-IL-23p19 naïve patients treated with a combination of anti-TNF (golimumab) and anti-IL-23p19 (guselkumab) achieved a 47% clinical remission rate at week 12 — nearly double the rate observed with either monotherapy. Similarly, in J&J’s Phase 2b DUET-UC trial, difficult-to-treat patients refractory to at least two prior systemic therapies treated with a combination of golimumab and guselkumab therapy achieved a relative clinical remission rate that was almost 60% higher than the closest comparator, guselkumab monotherapy, at week 48. Another example is AbbVie’s Phase 2 TARGET CD trial, which enrolled a highly refractory population (82% had failed prior advanced therapies). Interim data showed that patients treated with combination anti-IL-23p19 (risankizumab) and anti-α4ß7 (ABBV-382) therapy achieved a 42% endoscopic remission rate at week 24 — approximately double that observed with either monotherapy and higher than what had been previously reported in other IL-23p19 monotherapy trials. These trials evaluated third-party product candidates other than CLD-423, and their results may not be predictive of results for CLD-423.

We believe these trials support the hypothesis that dual targeting may achieve greater disease control than existing single-target monotherapies and represent the future direction of IBD therapeutic development.

Our Approach: Bispecific Antibodies for Dual-Target Inhibition

Dual-antibody combination therapy has demonstrated the therapeutic potential of simultaneously inhibiting multiple inflammatory pathways in IBD patients, reinforcing the biological rationale for dual-targeted inhibition. We believe single-molecule bispecific antibodies have the potential to deliver the therapeutic benefits of dual-target inhibition while offering meaningful advantages over dual-antibody combination therapy across design, clinical development, manufacturing, and commercialization.

Design

We believe a bispecific antibody enables optimization of dual-pathway inhibition within a single molecule, allowing coordinated engineering of characteristics such as half-life, effector function, and manufacturability. By contrast, combination therapies comprise two independent molecules, each with distinct properties that must be optimized separately.

Clinical Development

As a single investigational molecule, a bispecific antibody may follow a more streamlined clinical development pathway as compared to combination therapies, requiring only a placebo comparator. In addition, a single PK profile and dosing regimen may simplify dose selection and clinical trial design.

By contrast, combination therapies are generally expected to include active monotherapy comparator arms to demonstrate the contribution of each component, which can substantially increase trial size, cost, and duration. In addition, each component requires independent optimization of its PK profile and dosing schedule. Where therapies are not co-formulated, patients may also face the burden of administering multiple therapies.

Manufacturing

As a single biologic product, a bispecific antibody may simplify manufacturing, quality control, and supply chain management. By contrast, combination therapies require the manufacture, testing, and supply of two separate biologic products, increasing operational complexity.

Commercialization

A bispecific antibody is developed, approved, and commercialized as a single therapeutic product, whereas combination therapies involve two separate biologic products, which may increase prescribing, reimbursement, and market access complexity. We believe that payers may reimburse a bispecific antibody as a novel product, whereas the reimbursement of combination therapies may be viewed in the context of the value of each individual component.

In oncology and other therapeutic areas, bispecific antibodies increasingly have been developed as an approach to simultaneously modulate multiple disease-relevant pathways. We believe a similar evolution may occur in IBD as therapeutic goals continue to advance beyond symptom control toward deep and durable remission while maintaining favorable safety and developability profiles. By overcoming many limitations of combination therapy, we believe bispecific antibodies will ultimately emerge as the next generation of IBD therapy. The below graph is illustrative and reflects that currently available advanced monotherapies are in the same general efficacy range.

BISPECIFICS AND COMBINATIONS
CLD-423
ADVANCED MONOTHERAPY
Simponi® golimumab
Stelara® ustekinumab
Velsipity™ etrasimod
Tremfya® guselkumab
Humira® adalimumab
Xeljanz® tofacitinib
Rinvoq® upadacitinib
Skyrizi® rizankizumab
CONVENTIONAL THERAPY
Remicade® infliximab
Entyvio® vedolizumab
Zeposia® ozanimod
Omvoh® mirikizumab
Corticosteroids
Methotrexate
Azathioprine
5-ASA
Efficacy
Time

Figure. Evolution of IBD therapies and the potential emergence of bispecific antibodies as the next generation of IBD therapy.

Our Solution: CLD-423

CLD-423 is an investigational, Fc-engineered, IgG-like bispecific antibody designed to simultaneously inhibit TL1A and IL-23p19, two complementary inflammatory pathways implicated in UC and CD. We believe coordinated inhibition of these pathways in a single molecule has the potential to provide broader and more durable disease control than inhibition of either pathway alone.

We identified and in-licensed CLD-423 following a review of multiple preclinical-stage bispecific antibodies. CLD-423 met our scientific, technical, and commercial selection criteria based on its target combination, monovalent 1+1 design, preclinical data package and development potential. Emerging Phase 1 data are being used to further characterize its safety, PK, pharmacodynamics (PD) and immunogenicity.

CLD-423 was purpose-designed around two principal elements:

(1)

Complementary targets selected for efficacy and safety. TL1A and IL-23p19 were selected to address distinct but overlapping drivers of intestinal inflammation and, potentially, fibrostenotic disease biology.

(2)

A differentiated antibody format. An IgG-like, monovalent 1+1 architecture and Fc engineering are intended to support predictable antibody-like behavior, limit higher-order immune-complex formation and reduce undesired Fc-mediated effector activity. YTE substitutions to extend serum half-life are intended to prolong systemic exposure and support convenient SC maintenance dosing.

1. Complementary Targets Selected for Potential Efficacy and Safety

We believe TL1A and IL-23p19 are among the most compelling therapeutic targets in IBD. Selective IL-23p19 inhibition is clinically validated by multiple FDA-approved therapies for UC and/or CD which have demonstrated meaningful induction and maintenance efficacy with generally favorable tolerability, including risankizumab (Skyrizi®, AbbVie), mirikizumab (Omvoh®, Eli Lilly), and guselkumab (Tremfya®, Johnson & Johnson). These products have achieved annual sales in the billions of dollars across IBD and other I&I indications. TL1A is an emerging target supported by human genetics, disease biology, and positive clinical efficacy and safety results in multiple UC clinical trials.

IL-23 promotes the expansion and persistence of pathogenic T-helper 17 (Th17) and related immune-cell responses, driving downstream cytokine-mediated mucosal inflammation. Genetic variants affecting the IL-23 pathway are associated with susceptibility to both UC and CD, and clinical outcomes with approved IL-23p19 antibodies further support the importance of this pathway in IBD.

TL1A is a member of the TNF superfamily that is expressed by immune and non-immune cells and signals through death receptor 3 (DR3). TL1A expression increases under inflammatory conditions and can amplify cytokine production by T cells and innate immune cells. Preclinical and translational studies also implicate TL1A-DR3 signaling in fibroblast activation and intestinal fibrosis, a clinically important complication of CD.

TL1A and IL-23 have complementary rather than fully redundant roles. IL-23 sustains pathogenic Th17-associated inflammation, while TL1A functions as a broader costimulatory amplifier across adaptive and innate immune responses and may also contribute to fibrostenotic biology. TL1A has been shown to cooperate with IL-23 in promoting inflammatory responses in CD tissue. We therefore believe simultaneous inhibition may suppress convergent inflammatory signaling more completely, address disease heterogeneity across patients and potentially extend activity to aspects of disease biology not adequately controlled by either mechanism alone. This is illustrated in the figure below.

Complementary roles of TL1A and IL-23 in IBD
Intersecting inflammatory pathways; TL1A may additionally contribute to fibrostenotic biology
Inflammatory myeloid cells
macrophages and dendritic cells in inflamed intestinal issue
IL-23 pathway
IL-23
IL-23R on Th17 cells/ ILC3
JAK2/ TYK2 → STA3
Sustains pathogenic Th17/ ILC3 responses
IL-17A/F • IL-22 • GM-CSF
Persistent mucosal inflammation
Cooperative amplification
TL1A can enhance IL-23-associated responses
TL1A-DR3 pathway
TL1A
DR3 on T cells ILC and fibroblasts
NF-κB / MAPK and costimulation
Amplifies Th1 / Th17 / innate responses
and can directly activate intestinal fibroblasts
Inflammation
Fibrostenous biology
CLD-423: single-molecule dual blockade
Potentially deeper control of overlapping inflammatory circuits
Potentially coverage of inflammatory and fibrostenotic disease biology
Coordinated exposure and one maintenance regimen

Figure. Complementary roles of TL1A and IL-23 in IBD and potential benefit in IBD.

2. A differentiated antibody format

CLD-423 was purpose-designed to realize the therapeutic potential of dual TL1A and IL-23p19 inhibition in a single molecule while supporting a favorable pharmacology and safety profile. This design incorporates four complementary engineering design features that we believe contribute to the differentiated profile of CLD-423.

•	Natural IgG-like structure designed to closely resemble naturally occurring human IgG antibodies.

•

Monovalent 1+1 architecture designed to limit formation of higher-order immune complexes that may contribute to the increased immunogenicity observed with some bivalent monoclonal or bispecific antibodies targeting TL1A.

•	Effectorless Fc engineering designed to reduce Fc-mediated effector functions that are not required for target inhibition and may contribute to undesirable immune-mediated adverse effects.

•	YTE substitutions designed to prolong half-life, sustain systemic exposure, and enable convenient, reduced-frequency SC maintenance dosing.

A leading concern for TL1A monoclonal antibodies is target-driven immunogenicity. Relative to many other antibodies, most TL1A monoclonal antibodies have shown unusually high ADA rates in clinical development. These ADAs may alter exposure, diminish clinical efficacy, or increase the risk of hypersensitivity or other adverse reactions. TL1A is a soluble homotrimer, so bivalent anti-TL1A antibodies can form large multivalent immune complexes that promote B-cell receptor crosslinking, antigen-presenting cell uptake, complement involvement, and downstream T-cell priming.

Outside target-driven liabilities, other factors that can impact immunogenicity include sequence, product quality, delivery route and regimen, and patient population.

The IgG-like architecture and monovalent engagement of TL1A of CLD-423 are intended to reduce potential format and TL1A target-related liabilities, and its sequence and product quality attributes have also been optimized to mitigate potential immunogenicity risks.

Monovalent TL1A binding is intended to limit the formation of higher-order immune complexes. Because each CLD-423 molecule contains only one TL1A-binding site, it cannot independently bridge two TL1A trimers; binding through the IL-23p19 arm is also terminal because IL-23 presents a single p19 epitope. The relationship between monovalent vs. bivalent binding and the potential formation of higher-order immune complexes is illustrated in the figure below.

Figure. Conceptual illustration of immune-complex formation with bivalent (2+2) and monovalent (1+1) TL1A-binding formats.

CLD-423 incorporates LALA Fc substitutions intended to reduce binding to activating Fc gamma receptors and C1q and thereby limit undesired antibody-dependent cellular cytotoxicity and complement activation. We believe an effectorless Fc is desirable for a molecule intended to neutralize soluble inflammatory mediators rather than deplete target-expressing cells, thereby limiting unnecessary effector activity and its potential associated safety liabilities.

CLD-423 also incorporates clinically validated YTE Fc substitutions designed to increase binding to the neonatal Fc receptor (FcRn) under acidic endosomal conditions, promote recycling to the circulation and reduce lysosomal degradation. This engineering is intended to extend serum half-life and support less frequent SC maintenance dosing. Extended half-life may provide important benefits for patients and healthcare providers, including reduced dosing frequency, improved convenience, and potentially enhanced treatment adherence.

Based on available preclinical and emerging clinical PK data, we believe CLD-423 can support a maintenance dosing of a single SC injection once every eight or twelve weeks.

CLD-423

Anti-IL-23p19 x TL1A

- Natural Antibody Structure
- Monovalent Binding
- Effector Engineering
- One Single Molecule
- Two Complementary Targets

Figure. Schematic of CLD-423 and summary of design advantages

CLD-423 Preclinical Data

We conducted a series of in vitro and in vivo studies to characterize the binding, functional activity, and therapeutic potential of CLD-423.

Binding affinity and functional activity

In surface plasmon resonance assays, CLD-423 bound human IL-23 and both trimeric and monomeric human TL1A with sub-nanomolar affinity. As shown in the table below, the observed affinities were generally comparable to those of the corresponding bivalent parental antibodies and benchmark antibodies. The parental antibodies are monospecific antibodies containing the same binding domains used in the respective CLD-423 arms. The benchmark antibodies are research antibodies generated from publicly available sequence information and are not commercial drug products.

Antigen	Antibody	Human K_D (M)
IL-23	CLD-423	2.97±0.17E-10
	CLD-423 aIL-23p19 parental mAb	2.97±0.41E-10
	Benchmark aIL-23p19 mAb	2.93±0.59E-10
TL1A (trimer)	CLD-423	9.53±0.25E-11
	CLD-423 aTL1A parental mAb	8.82±0.67E-11
	Benchmark aTL1A mAb	4.28±0.14E-11
TL1A (monomer)	CLD-423	5.61±0.49E-10
	CLD-423 aTL1A parental mAb	5.88±0.48E-10
	Benchmark aTL1A mAb	7.46±0.80E-10

Note: All data above are generated using Surface Plasmon Resonance (SPR), Mean ± SD from n=3 each

Table. Binding affinity for IL-23 and TL1A for CLD-423, parental bivalent antibodies and benchmark antibodies.

CLD-423 also retained functional activity through both binding arms across a series of in vitro assays. CLD-423 bound TL1A and IL-23, inhibited binding of TL1A to DR3 and IL-23 to IL-23R, and inhibited downstream TL1A-induced NF-kB and IL-23-induced STAT3 signaling pathways. Across these assays, CLD-423 activity was generally within the same range as the corresponding parental and benchmark monoclonal antibodies (mAb), supporting preservation of both component activities in the bispecific format.

Figure. Representative in vitro binding, receptor-blocking and signaling activity of CLD-423 compared with corresponding parental and benchmark antibodies.

Activity in a DSS-Induced Colitis Model

We evaluated CLD-423 in a dextran sulfate sodium (DSS)-induced acute colitis mouse model, a commonly used model that reproduces selected features of intestinal epithelial injury and inflammation. Animals received vehicle, a benchmark IL-23p19 mAb, a benchmark TL1A mAb or one of three dose levels of CLD-423. The benchmark mAbs and the mid dose of CLD-423 were selected to provide molar-equivalent numbers of target-binding sites. Disease activity was assessed through a composite disease activity index (DAI) incorporating body-weight loss, stool consistency and occult blood, and histopathology was evaluated by colonic mucosal damage and inflammatory cell infiltration.

As shown in the figure below, CLD-423 produced dose-dependent pharmacologic activity in mice. Each CLD-423 dose group had a statistically significant reduction in DAI relative to the DSS vehicle group on Day 7. The mid- and high-dose groups also showed greater reductions in DAI than the benchmark monotherapies in the longitudinal analysis. Consistent with the DAI findings, the mid- and high-dose CLD-423 groups had significantly lower histopathology scores than the DSS vehicle group and each benchmark monotherapy group on Day 7; the high-dose group also had a significantly lower histopathology score than the low-dose group. Notably, the mid dose of CLD-423 showed greater activity than either benchmark antibody despite molar-equivalent dosing by target-binding sites.

Figure. Disease activity and histopathology following treatment with CLD-423 or benchmark monotherapies in a DSS-induced acute colitis mouse model.

Collectively, these studies indicate that CLD-423 retained the binding and functional activity of both component arms and produced greater pharmacologic activity than either benchmark monotherapy under the conditions tested in the DSS model. We believe these results support the biological rationale for dual TL1A and IL-23p19 inhibition and the advancement of CLD-423 into clinical development for IBD.

Immune-Complex Characterization

To evaluate the potential for CLD-423 to form higher-order immune complexes with soluble TL1A, we characterized immune-complex formation in vitro using size-exclusion high-performance liquid chromatography

(SEC-HPLC). These studies compared the size distribution of complexes formed when CLD-423 or a bivalent benchmark anti-TL1A antibody was incubated with soluble trimeric TL1A. As shown in the figure below, CLD-423 formed substantially fewer higher-order immune complexes than the bivalent benchmark under the conditions tested. Size-exclusion chromatography with multi-angle light scattering (SEC-MALS) suggested that the largest CLD-423 immune complex, detected as the major peak, comprised three CLD-423 molecules bound to one TL1A trimer. Compared with larger immune complexes from bivalent TL1A antibodies, these smaller complexes would be expected to have less potential to cross-link B-cell receptors (BCRs) and promote antigen uptake and presentation by B cells and other antigen-presenting cells (APCs), which may reduce subsequent T-cell priming. We believe these findings support the rationale for the monovalent 1 + 1 architecture of CLD-423, which is intended to limit a potential format- and target-related immunogenicity liability.

Figure. The monovalent 1+1 architecture of CLD-423 limits the formation of higher-order immune complexes compared with a bivalent benchmark anti-TL1A antibody under the in vitro conditions tested, as assessed by SEC-HPLC. The molecular size and composition of CLD-423–TL1A immune complexes were further characterized by SEC-MALS.

CLD-423 Phase 1a Healthy Volunteer Clinical Trial in Australia

Trial Design

We are conducting a first-in-human Phase 1a clinical trial in Australia to evaluate the safety, tolerability, PK, PD, and immunogenicity of CLD-423 following single and multiple IV or SC doses in healthy volunteers. As shown in the figure below, the trial consists of five single ascending dose (SAD) cohorts (S1-S5) and two multiple dose cohorts (M1 and M2), with doses administered four weeks apart. Each cohort enrolled eight participants who were randomized 3:1 to receive either CLD-423 or placebo (PBO) respectively. The primary endpoints of the trial are safety and tolerability, including incidence and severity of treatment-emergent adverse events (TEAEs) and change from baseline in vital signs, clinical laboratory values and electrocardiogram parameters. Other endpoints include measures of PK, immunogenicity, and target engagement.

Single Ascending Dose
6 active : 2 placebo per cohort – sentinel dosing
Interim Analysis #1
S1
IV / PBO
S2
IV / PBO
S3
IV / PBO
S4
SC / PBO
Conducted in parallel
S5
IV / PBO
Multiple Dose
6 active : 2 placebo per cohort : Q4 weeks
M1
IV / PBO
M2
SC / PBO
Conducted in parallel

Figure. CLD-423 Phase 1a healthy volunteer clinical trial design

Interim Results

We conducted an unblinded interim analysis of SAD cohorts S1 through S4. As of the May 21, 2026 data cut, S1 and S2 were on Day 85 post-dose and S3 and S4 were on Day 57 post-dose.

As of the interim analysis cutoff date, CLD-423 was generally well tolerated with no dose-limiting toxicities. No serious adverse events (SAEs), TEAEs greater than Grade 2, infusion-related reactions or deaths were reported. Most adverse events (AEs) were mild (Grade 1) and deemed unrelated to treatment. Mild infections occurred more frequently in participants who received CLD-423 than in those who received placebo; all but one was Grade 1 and all but one was deemed unrelated to treatment. Based on the available safety data, the Safety Review Committee approved all planned dose escalations and progression into the multiple dose cohorts.

The PK of CLD-423 was analyzed using data from cohorts S1 through S4, as shown in the figure below. The serum half-life of CLD-423 was estimated to exceed 40 days at the anticipated therapeutically relevant concentration range, consistent with our expectations based on preclinical data. Exposure increased approximately dose proportionally across the dose range evaluated, indicating minimal impact of non-linear elimination mechanisms on CLD-423 PK, and systemic clearance was low. The estimated SC bioavailability was approximately 80%. Taken together, we believe these results demonstrate a predictable PK profile consistent with our design expectations and support further evaluation of SC maintenance dosing regimens administered once every eight or twelve weeks.

Figure. PK profile of CLD-423 for IV and SC cohorts of Phase 1 clinical trial through Day 85 or Day 57, respectively

The inhibition of TL1A pathway was assessed in the IV cohorts included in the interim analysis (S2 and S3) using a whole-blood assay measuring pNF-kB, a known early downstream biomarker of TL1A-mediated signaling. As observed in the figure below, following administration of CLD-423, rapid pathway inhibition was observed in memory CD4+ T / pNF-kB+ cells, with TL1A-induced pNF-kB responses reduced to near-background levels within two hours after dosing. This inhibition was sustained through Day 57, the latest time point available for the interim analysis. Similar inhibitory profiles were observed across multiple immune-cell subpopulations evaluated. Together, these data demonstrate rapid target engagement and sustained inhibition of TL1A-mediated signaling.

Figure. Inhibition of TL1A signaling by CLD-423, as measured by the percentage of pNF-kB–positive memory CD4+ T cells.

Immunogenicity was assessed in SAD cohorts S1 through S4, which included 24 participants who received CLD-423, using a highly sensitive ADA assay with drug tolerance exceeding 1 mg/mL of CLD-423 in the presence of 50 ng/mL of anti-CLD-423 positive control. As of the interim analysis cutoff date, the observed ADA profile was characterized by the following and consistent with our expectations for the purpose-designed format of CLD-423:

•	Limited incidence to date: Four of 24 CLD-423-treated participants developed confirmed treatment-emergent ADA responses.

•	Low titers: Two of the four ADA-positive participants had responses near the assay threshold, and titers across all confirmed ADA-positive samples were generally low.

•

Delayed onset: Confirmed treatment-emergent ADA responses were first detected approximately two to three months after dosing. We believe this delayed appearance is consistent with slower or weaker immune priming and reduces the likelihood that ADA affected early exposure following administration of CLD-423.

•	Temporal relationship to drug exposure: All confirmed treatment-emergent ADA responses were first detected after serum CLD-423 concentrations had declined well below the projected therapeutically relevant range. Given the sensitivity and drug tolerance of the ADA assay, this temporal pattern suggests that the observed ADA responses were unlikely to have meaningfully affected exposure while CLD-423 concentrations remained within the projected therapeutically relevant range, which, based on current PK projections, is expected to be maintained throughout the intended clinical dosing interval.

No clinical safety findings attributable to immunogenicity had been identified as of the interim analysis cutoff date.

We believe the Phase 1a data available through the interim analysis support key elements of our target product profile and provide initial clinical evidence consistent with our molecular design objectives. CLD-423 was designed to break through the therapeutic ceiling by targeting two complementary pathways involved in disease progression. Its IgG-like, monovalent 1+1 architecture was designed to limit higher-order immune-complex formation and associated potential immunogenicity liabilities; its effector-reduced Fc was designed to limit unnecessary Fc-mediated activity; and its YTE substitutions were designed to extend systemic exposure and support convenient, reduced-frequency SC maintenance dosing. We believe the PK, PD, immunogenicity, and safety findings observed to date support continued clinical development of CLD-423 and evaluation of its potential to provide differentiated efficacy and convenient maintenance dosing for patients with IBD.

Future Clinical Trials for CLD-423

Based on the interim Phase 1a SAD results, we plan to initiate two Phase 2 clinical trials in early 2027: a Phase 2b in UC and a Phase 2a in CD. We have designed our clinical program for CLD-423 to optimize for both time-to-market and time to clinical proof-of-concept.

Our parallel clinical development strategy is designed to efficiently generate proof-of-concept data in CD while simultaneously advancing to potential registrational trials in UC, allowing us to advance both clinical validation and commercialization objectives in parallel.

Phase 2a in Crohn’s Disease

We plan to conduct a Phase 2a clinical trial in CD in China to generate clinical proof-of-concept data. The trial is expected to be an open-label design evaluating a single dose level of CLD-423 IV administered during the induction phase and a single dose level of CLD-423 SC administered during the maintenance phase. The trial is designed to provide important efficacy, safety, and initial proof-of-concept data to support the future design of our clinical program and regulatory strategy. We expect the primary endpoints to be safety and endoscopic response at week 12 based on the Simple Endoscopic Score for Crohn’s Disease (SES-CD).

In preparation for this trial, the National Medical Products Administration (NMPA) of China has approved an IND for a Phase 1a healthy volunteer bridging study in China, which is currently dosing participants, as a lead-in to the Phase 2a clinical trial. Both this bridging study and the Phase 2a clinical trial will be conducted by our partner, Qyuns, which will oversee execution of the studies with our strategic oversight. Partnering with Qyuns in China enables us to efficiently and effectively manage trial logistics, reducing start-up time.

We anticipate the first participant to be dosed in the Phase 2a clinical trial in early 2027 and expect to have initial data from this trial in late 2027.

Phase 2b in Ulcerative Colitis

We are planning to conduct a global Phase 2b clinical trial in participants with UC. This trial is designed to evaluate the efficacy and safety of CLD-423, and support subsequent clinical development and our regulatory strategy.

The trial is expected to be a double-blind, placebo-controlled, dose-ranging study. Participants will be randomized to receive either one of three dose levels of IV CLD-423 or placebo during the induction phase. Patients who achieve a pre-specified clinical response in the induction phase will continue into the maintenance phase and receive one of two dose levels of CLD-423 SC. The primary endpoint of the trial is expected to be clinical remission at the end of induction.

We intend to submit an IND to the FDA in the fourth quarter of 2026 and anticipate dosing the first participant in the Phase 2b UC clinical trial in early 2027. We currently anticipate having induction results from this trial by the end of 2028.

CLD-423 Potential in Other I&I Indications

Beyond IBD, we believe CLD-423 may have potential in additional immune-mediated inflammatory diseases with substantial unmet need and commercial opportunity. The clinical validation of IL-23p19 inhibition in diseases such as plaque psoriasis and psoriatic arthritis, together with the broader biological role of TL1A and ongoing clinical development of TL1A inhibitors across multiple non-IBD indications, provides a scientific basis for evaluating CLD-423 beyond UC and CD. Although the relative contributions of the TL1A and IL-23 pathways vary by disease, we believe selected indications may benefit from simultaneous inhibition of these complementary inflammatory pathways.

We are evaluating potential expansion opportunities across dermatologic, rheumatologic, and fibrotic immune-mediated diseases. Our assessment considers the strength of the biological rationale for dual-pathway inhibition, emerging clinical data for each pathway, unmet medical need, competitive differentiation, development feasibility, and commercial potential. We have not yet selected an indication for expansion beyond IBD. Any decision to initiate an additional clinical development program will depend on multiple factors, including data from the CLD-423 clinical program, external clinical readouts, regulatory considerations, commercial assessment, and available resources.

License Agreement

Qyuns License Agreement

On April 23, 2025, we entered into the Qyuns License Agreement. Under the Qyuns License Agreement, Qyuns granted us an exclusive, worldwide license, with the right to grant sublicenses, under Qyuns’ rights to patents and know-how relating to bispecific antibodies to TL1A and IL-23p19, to research, develop, make, have made, use, practice, sell, offer for sale, import, export and otherwise commercialize products incorporating the bispecific antibody for all fields of use. Under the Qyuns License Agreement, we are obligated to use commercially reasonable efforts to develop and commercialize the licensed products, including to obtain regulatory approval for at least one licensed product in the United States, at least one major European country and China.

In consideration for the rights granted under the Qyuns License Agreement, we paid a $10.0 million upfront license fee and issued to Qyuns 16,890,426 shares of Caldera Common Stock. We may also be required to pay up to $125.0 million in future development and regulatory milestone payments and up to $420.0 million in future commercial milestone payments with respect to sales of licensed products, as well as royalties at percentage rates ranging in the mid- to high-single digits on future net sales by us and our sublicensees of licensed products. Such royalties may be reduced if there is no valid claim of a Qyuns patent in the country of sale, if a generic product enters the market in a country, or if we are required to pay a third party for rights to intellectual property necessary or reasonably useful to commercialize a licensed product.

Royalties are payable to Qyuns with respect to a licensed product until the latest of the expiration of valid claims of Qyuns patents in the country of sale, 10 years after first commercial sale in the country, or expiration of regulatory exclusivity in the country (the Royalty Term for a licensed product in a country). Unless earlier terminated, the Qyuns License Agreement will continue on a country-by-country basis until expiration of the Royalty Term in that country, and will expire in its entirety on the date of the last-to-expire Royalty Term.

We may terminate the Qyuns License Agreement without cause upon a specified written notice period. Qyuns may terminate the Qyuns License Agreement if we challenge any of the Qyuns patents licensed to us thereunder, subject to a notice and cure period. In addition, either party may terminate the Qyuns License Agreement for the other party’s uncured material breach or bankruptcy. Because we do not own any issued patents or pending patent applications relating to CLD-423, termination of the Qyuns License Agreement would result in the loss of our rights to develop and commercialize CLD-423. For more information, see the section entitled “Risk Factors — Risks Related to Caldera’s Intellectual Property” beginning on page 54 of this proxy statement/prospectus.

Manufacturing and Supply

We do not currently own or operate facilities for product manufacturing, testing, storage, and distribution. All of our nonclinical and clinical drug supply development, manufacturing, storage, distribution and testing are outsourced to third-party manufacturers and facilities. Our manufacturing strategy enables us to more efficiently direct financial resources to the research, development and commercialization of programs rather than diverting resources to internally develop and maintain manufacturing facilities. As our programs advance through development, we expect to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure our supply needs.

We are in the process of moving our supply chain outside of China for Phase 2 supply chain redundancy, Phase 3 clinical development, and commercialization, but that transfer has not been completed. We have taken several measures to strengthen our supply chain to date. Among other things, we intend to establish domestic inventory of key materials and are accelerating our clinical resupply campaigns to ensure we have a sufficient stockpile of drug substance. We will also continue to closely monitor geopolitical risk and implement additional mitigations and supply chain redundancies, as needed. For a discussion of risks relating to our supply chain and our dependence on manufacturing in China, see the section entitled “Risk Factors — Risks Related to Caldera’s Business and Strategy” beginning on page 54 of this proxy statement/prospectus.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. While we believe that our product candidate, scientific expertise and development strategy provide us with certain competitive advantages, we face competition from major pharmaceutical and biotechnology companies, specialty pharmaceutical companies, academic institutions, governmental agencies and public and private research institutions, many of which have substantially greater financial, technical, manufacturing, commercial and human resources than we do.

If approved, CLD-423 would compete with currently approved advanced therapies for IBD, including monoclonal antibodies targeting TNF, IL-12/23, IL-23 and α4ß7 integrin, as well as small molecule therapies targeting JAK and S1P receptors. Approved IL-23p19 inhibitors include risankizumab (Skyrizi®, AbbVie), mirikizumab (Omvoh®, Eli Lilly) and guselkumab (Tremfya®, Johnson & Johnson). We are also aware of a number of companies developing anti-TL1A antibodies, dual-antibody combination therapies and bispecific antibodies for IBD. Key competitive factors affecting the success of any product candidate we develop are likely to include efficacy, safety and tolerability, dosing convenience, price and reimbursement, and the availability of competing therapies.

Many of our competitors have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, commercial infrastructure and human resources than we do. These competitors also compete with us in establishing clinical trial sites and enrolling patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors may develop products that are more effective, safer, more convenient or less costly than any product candidate we may develop, or that would render our product candidate obsolete or non-competitive.

Intellectual Property

We seek to protect the intellectual property and proprietary technology that we consider important to our business, including by pursuing patent applications that cover our current and future product candidates and methods of using the same, as well as other inventions and improvements that we believe to be commercially important to the development of our business. We also rely on a combination of trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology and product candidate, to preserve the confidentiality of our trade secrets, to maintain our licenses to use intellectual property owned by third parties, and to operate without infringing the valid and enforceable intellectual property rights of others.

Patents and Patent Applications

We have an exclusive license from Qyuns under the Qyuns License Agreement to certain know-how and, as of July 31, 2026, four patent families generally related to CLD-423, components thereof, and uses thereof. Each of the four patent families is summarized below.

A first patent family is generally related to the IL-23p19 binder composition and methods of use. As of July 31, 2026, the first patent family contains one issued patent in each of Australia, Canada, Europe, Japan, Macao and the United States; two issued patents in China; and two pending patent applications in the United States. Each of the issued patents is expected to expire in 2040, in each case provided that all applicable maintenance fees are paid and not including any patent term adjustment, patent term extension, supplementary protection certificate or the like. Any patents that issue from the pending applications in this family, if granted and if all applicable maintenance fees are paid, are expected to expire in 2040, not including any patent term adjustment, patent term extension, supplementary protection certificate or the like.

A second patent family is generally related to formulations of, and methods of manufacturing, the IL-23p19 binder composition. As of July 31, 2026, the second patent family contains three issued patents in China. Each of these patents is expected to expire in 2040, in each case provided that all applicable maintenance fees are paid and not including any patent term adjustment, patent term extension, supplementary protection certificate or the like.

A third patent family is generally related to the TL1A binder composition and methods of use. As of July 31, 2026, the third patent family contains one pending patent application in each of the PCT and China. Any patents that issue from these pending applications, if granted and if all applicable maintenance fees are paid, are expected to expire in 2046, not including any patent term adjustment, patent term extension, supplementary protection certificate or the like.

A fourth patent family is generally related to the CLD-423 bispecific composition and methods of use. As of July 31, 2026, the fourth patent family contains one pending application in each of Argentina, China, the PCT, Taiwan and the United States. Any patents that issue from these pending applications, if granted and if all applicable maintenance fees are paid, are expected to expire in 2046, not including any patent term adjustment, patent term extension, supplementary protection certificate or the like.

As of July 31, 2026, we do not own any issued patents or pending patent applications related to CLD-423, components thereof, or uses thereof. Accordingly, we depend entirely on the Qyuns License Agreement for patent protection covering CLD-423. The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which patent applications relating to CLD-423 are pending, including the United States, the patent term is 20 years from the earliest non-provisional filing date. For more information regarding the risks related to our intellectual property, see the section entitled “Risk Factors — Risks Related to Caldera’s Intellectual Property” beginning on page 54 of this proxy statement/prospectus.

Trade Secrets and Know-How

In addition to patents, we rely on trade secrets, know-how and continuing technological innovation to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect this proprietary information in part through confidentiality and invention assignment agreements with our employees, consultants, advisors, collaborators, contract research organizations, contract manufacturers and other third parties. These agreements provide that confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, and that inventions conceived in the course of rendering services to us are our exclusive property. These agreements may be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or be independently discovered by competitors.

Trademarks

As of July 31, 2026, we owned no registered trademarks and one pending trademark application in the United States. All other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biological products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Review and Approval Process

In the United States, biological products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (“FDC Act”), the Public Health Service Act (“PHS Act”), and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biological products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDC Act and are approved for marketing under provisions of the PHS Act, via a Biologics License Application (“BLA”). Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve pending BLAs, warning or untitled letters, requests for product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, including those conducted in accordance with Good Laboratory Practice regulations (“GLPs”), and other applicable regulations;

•	submission to the FDA of an Investigational New Drug application (“IND”), which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”), or ethics committee at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with regulations governing human subject protection and the conduct of clinical trials and Good Clinical Practices (“GCPs”), to evaluate the safety, purity and potency of the product candidate for its intended use;

•	submission to the FDA of a BLA, in conjunction with an application user fee payment (unless a fee waiver applies);

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of one or more FDA inspection of the manufacturing facility or facilities at which the biologic is produced to assess compliance with cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

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satisfactory completion of potential inspection of selected nonclinical study and clinical investigation sites to assess compliance with GLPs and GCPs, respectively, and assure the integrity of data submitted in support of the BLA;

•	review of the product candidate by an FDA advisory committee, where appropriate or applicable, as determined by the FDA in its sole discretion; and

•	FDA review and approval, or licensure, of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests, also called nonclinical tests, can include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies.

A sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some nonclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may impose a partial or full clinical hold. A partial clinical hold is a delay or suspension of fewer than all clinical trials subject to the IND, or certain parts of a clinical trial. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; and (iii) under protocols detailing the objectives of the trial and the criteria to be evaluated.

Each protocol involving testing on humans and subsequent protocol amendments must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse reactions, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs or biologics, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA regulations or presents an unacceptable risk to the clinical trial participants. The study protocol and informed consent information for patients in clinical trials, as well as all other communications and documents provided to trial participants or potential participants, must also be submitted to an IRB for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee (“DSMB”). This group receives and reviews data from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on such data.

Finally, research activities involving infectious agents, hazardous chemicals, recombinant DNA and genetically altered organisms and agents may be subject to review and approval of an Institutional Biosafety Committee (“IBC”), in accordance with the National Institutes of Health (“NIH”), Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding for recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCPs and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to support BLAs are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the biological product candidate into patients or healthy volunteers, the product is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure, and to obtain early evidence of a treatment effect if possible. Phase 2 usually involves trials in a limited patient population to determine the preliminary effectiveness of the biological product candidate for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a biological product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical effects and further evaluate efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the biological product candidate and to provide adequate information for the labeling of the product. The FDA may also require, or companies may voluntarily conduct, additional clinical trials for the same indication after a product is approved. These post-approval trials, generally referred to as Phase 4 clinical trials, are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 trials as a condition of approval of a BLA.

The FDA requires that a sponsor demonstrate that the investigational biologic is safe for its intended use, there is substantial evidence of the biologic’s effectiveness and the biologic’s benefits outweigh its risks. Substantial evidence of effectiveness may be demonstrated by a single adequate and well-controlled trial, typically Phase 3, plus confirmatory evidence or by more than one adequate and well-controlled clinical trial. In the case of a single adequate and well-controlled clinical trial plus confirmatory evidence, the strength of the design, conduct, analysis and results of the single trial will affect the strength of confirmatory evidence needed to establish substantial evidence of effectiveness, with a general expectation for either a highly persuasive trial or a source of strong confirmatory evidence. FDA may exercise flexibility regarding the application of these standards based on clinical considerations such as disease severity, unmet need and disease rarity.

In addition, the sponsor of an investigational biologic in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease, or one that has received a breakthrough therapy, fast track, or regenerative advanced therapy designation from FDA, is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational biologic.

Concurrent with clinical trials, a sponsor may complete additional nonclinical studies and also must develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, potency, and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Assuming successful completion of all required nonclinical and clinical testing in accordance with all applicable regulatory requirements, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing and distribution of the product may begin in the United States. The BLA must include the results of all nonclinical, clinical, and other testing and data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, and the applicant of an approved BLA is also subject to an annual program fee. These fees typically increase annually. A waiver of user fees may be obtained under certain limited circumstances.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be filed based on the FDA’s determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA files it. Once the BLA submission is filed, the FDA reviews the application to determine, among other things, whether the biologic is safe, pure and potent and the facility or facilities in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA has agreed to certain performance goals under the PDUFA, to complete its review of BLAs. Most applications are classified as Standard Review and have a goal of being reviewed within ten months of the date the FDA files the BLA; applications classified as Priority Review have a goal of being reviewed within six months of the date the FDA files the BLA. A BLA can be classified for Priority Review when the FDA determines the biological product candidate has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both Standard and Priority Reviews may be extended by the FDA for three or more additional months to consider information the FDA considers to be a major amendment to the BLA.

The FDA may also refer applications for novel biological products, as well as biological products that present difficult questions of safety or efficacy, to be reviewed by an advisory committee—typically a panel that includes clinicians, statisticians and other experts—for review, evaluation and a recommendation as to whether the BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biological product is manufactured. The FDA will not approve the product unless compliance with cGMP requirements is satisfactory and adequate to assure consistent production of the product within required specifications, and the BLA contains data that provide substantial evidence that the biologic is safe, pure, potent and effective in the claimed indication. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

After the FDA evaluates the BLA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter indicates that the review cycle for the application is complete, the application will not be approved in its present form, and generally outlines the deficiencies in the BLA submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

An approval letter authorizes commercial marketing and distribution of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require implementation of a risk evaluation and mitigation strategy (“REMS”), to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use (“ETASU”). ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required. Certain changes to the approved product, including changes in indications, product labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA, or supplement to an approved BLA, before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing original BLAs.

Expedited Development and Review Programs; Accelerated Approval Pathway

The FDA has a number of programs intended to expedite the development or review of a marketing application for an investigational biologic. For example, the fast track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that meet certain criteria. Specifically, investigational biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the application may be eligible for priority review. With regard to a fast track product candidate, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted if the

FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any product candidate submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough designation, may also be eligible for priority review. A BLA is eligible for priority review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of a BLA designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of original BLAs under its current PDUFA review goals.

Separately, accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to submission of the application or approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but they may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the investigational product, patient population, phase of investigation, trial sites and investigators, and other aspects of a clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design. Failure to timely register a covered clinical trial or to submit study results as required can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), BLAs, or supplements to BLAs for new active ingredients, new indications, new dosage forms, new dosing regimens, or new routes of administration must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act (“BPCA”), provides a six-month extension of any non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the agreed timeframe. Applications to change labeling after performance of studies under the BPCA are treated as priority applications.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or where, if the disease or condition affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval of the biologic for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same biologic for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such biologic also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors may receive approval of different products for the disease or condition for which the orphan product has exclusivity or obtain approval for the same product but for a different disease or condition for which the orphan product has exclusivity. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity. In addition, if an orphan-designated product receives approval for a disease or condition broader than covered in the orphan designation, the product may not be entitled to orphan exclusivity for the entire scope of the indication.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, as well as the post-approval marketing and promotion of biologics, including direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

The FDA strictly regulates marketing, labeling, advertising and promotion of biologics that are placed on the market. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA, called off-label use. However, advertising and promotion of biologics must be done in compliance with the FDC Act and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including but not limited to criminal and civil penalties under the FDC Act and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require Phase 4 or other post-market testing, a REMS, and/or surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biological product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, sponsors of FDA-licensed biological products must continue to expend time, money and effort in the area of production and quality control to maintain regulatory compliance.

The FDA may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Form 483s, warning letters, untitled letters or other enforcement-related letters;

•	corrective advertising;

•	clinical holds on ongoing or planned clinical studies, including Phase 4 studies;

•	refusal of the FDA to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions, fines or the imposition of civil or criminal penalties.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHS Act emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHS Act also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated approval pathway for biological products that are shown to be highly similar to or interchangeable with an FDA-licensed reference biological product.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the proposed biosimilar biological product and the reference product in terms of safety, purity and potency. Biosimilarity can be shown through analytical studies, an assessment of toxicity, and a clinical trial or trials though the FDA has broad discretion to set or waive certain biosimilar licensure data requirements. A biosimilar product may be deemed interchangeable with a previously approved product if it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. Recent regulatory and legislative proposals have suggested removing the concept of interchangeable biosimilars from the PHS Act, with the goal of expediting development, approval, and health system adoption of non-reference products in the United States.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar referencing the reference product can be submitted for four years from the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. During this 12-year period of reference product exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the applicant’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created an exclusivity period for the first biosimilars approved as interchangeable products.

More specifically, the first biological product submitted under the biosimilar abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against approval of another interchangeable biological product that relies on the same reference product for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit against the applicant that submitted the application for the first approved interchangeable biosimilar biological product over the patents of the reference biologic, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period. The “first interchangeable biosimilar biological product” is defined by statute as any interchangeable biosimilar biological product that is approved on the first day on which such a product is approved as interchangeable with the reference product.

The biosimilar application also will not be approved until any applicable non-patent exclusivity for the reference product has expired. In some instances, a biosimilar applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the biosimilar prescribing information.

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, various legislative proposals have sought to reduce the 12-year reference product exclusivity period.

Patent Term Extension

The Hatch-Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date, only one patent per product may be extended, and only those patents with claims covering the approved biologic, a method for using it, or a method for manufacturing it may be extended. Within 60 days after BLA approval, owners of relevant biologic patents may apply for the extension. The allowable patent term extension is calculated as half of the biologic’s testing phase (the time between IND application and BLA submission) and all of the review phase (the time between BLA submission and approval) up to a maximum of five years. However, the time can be reduced for any time FDA determines that the applicant did not pursue approval with due diligence. An extension may not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the biologic covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a biologic for which a BLA has not been submitted.

Healthcare Laws and Regulations

Sales of pharmaceutical products and related activities, such as arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, are subject to fraud and abuse and other healthcare laws and regulation, which are enforced by the federal government and the states and foreign governments in which the business is conducted. Applicable healthcare laws and regulations that may affect a company’s ability to operate if and when marketing approval is granted for a product candidate include the following:

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the Federal Healthcare Anti-Kickback Statute (the “AKS”, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal or state healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the AKS is violated. Violations are subject to civil and criminal fines and penalties for each violation, imprisonment, and exclusion from federal programs;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act (“FCA”), which can be enforced through civil whistleblower or “qui tam” actions brought by individuals or entities, and prohibits, among other things, knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, knowingly making a false record or statement material to an obligation to pay money to the federal government, or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the Health Insurance Portability and Accountability Act (“HIPAA”), which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of payor (e.g., public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, which impose obligations on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates and subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information by a covered entity and its business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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even when HIPAA/HITECH do not apply, according to the Federal Trade Commission (“FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable information is considered sensitive data that merits stronger safeguards;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certain nurse midwives) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed under Medicaid and other state programs, or in several states, may apply regardless of payor, including private insurers and cash-pay patients;

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state laws that require the registration of manufacturers and wholesale distributors of drug and biological products who ship into a state, including in certain states that require registration even if such manufacturers or distributors have no place of business within the state; and

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certain state laws that require pharmaceutical and biotechnology companies to obtain regulatory licenses to manufacture or distribute products commercially, establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives, as well as prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

Additionally, we are subject to state and foreign laws governing the collection, use, access to, confidentiality, privacy and security of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA. Violations of any such requirements may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm. Additionally, to the extent that pharmaceutical products are sold in a foreign country, they may be subject to similar foreign laws.

U.S. Healthcare Reform

Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical and biological product prices. Healthcare reform initiatives culminated in the enactment of the Inflation Reduction Act (“IRA”) in August 2022, which, among other things, requires HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for drugs) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices are capped at a statutory ceiling price. For 2026, the first year in which negotiated prices became effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced and become effective. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition is excluded from the IRA’s price negotiation requirements, as long as the drug is approved only for an indication within that disease or condition. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug may be designated for more than one rare disease or condition and still be excluded from price negotiation, as long as the only approved indications are for such rare diseases or conditions.

The IRA also penalizes drug and biologic manufacturers that increase prices of Medicare Part B and Part D drugs and biologics at a rate greater than the rate of inflation. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties.

Separately, the Trump administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (called “TrumpRx”), U.S. patients and Medicaid programs prescription drug Most-Favored Nation (“MFN”) pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other initiatives include: (1) reducing agency workforces; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing MFN pricing for pharmaceutical products; and (3) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, in January 2026, President Trump called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (“PBM”), payment methodologies, among others. President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as MFN pricing. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration has issued a proposed regulation that would implement MFN pricing for sole source drugs and biologics under Medicare through a five-year demonstration project conducted under the auspices of CMS’s Center for Medicare and Medicaid Innovation. Pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

The FTC has also launched sweeping investigations into the practices of the PBM industry and has entered into settlements with the major PBMs requiring changes in the use and structuring of manufacturer rebates and administrative fees. In February 2026, President Trump signed into law several PBM regulatory reforms as part of a federal budget package, including but not limited to requirements for PBMs to pass through 100% of manufacturer rebates, fees, and other remuneration to commercial health plan and 100% of rebates and other price concessions to Medicare Part D plan sponsors; extensive reporting and transparency requirements; and requirements to accept only bona fide service fees as compensation for services provided to Medicare Part D plan sponsors. The Department of Labor (“DOL”) also issued a proposed rule in January 2026 that would mandate specific PBM fee disclosures to self-insured plan fiduciaries under the Employee Retirement Income Security Act. If finalized as proposed, the DOL rule would also allow plan fiduciaries to audit those PBM disclosures to confirm accuracy. Additional proposals and legislative changes aimed at PBMs and their business practices are likely to continue to be introduced and considered in Congress and by executive agencies. Significant efforts to change the PBM industry as it currently exists in the United States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including biopharmaceutical developers. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what biopharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

At the state level, following a 2020 U.S. Supreme Court decision holding that ERISA does not preempt state laws regulating PBM drug-reimbursement rates, state legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, several states have established prescription drug affordability boards (“PDABs”) to review the affordability of high-cost prescription drugs, and a subset of those states have empowered their PDABs to set upper payment limits (“UPLs”) capping what in-state purchasers and payors may pay for selected drugs. The effects of these efforts remain uncertain pending the outcomes of federal litigation challenging state authority to regulate prescription drug prices through PDABs and UPLs. In addition, numerous states have enacted laws requiring manufacturers of drugs and biologicals to submit reports on price increases that exceed statutory thresholds, and/or reports on newly introduced drugs whose prices exceed statutory levels.

Employees and Human Capital Resources

As of June 30, 2026, we had 14 full-time employees, of whom 9 were engaged in research and development activities and 5 were engaged in executive, finance, legal and other general and administrative functions. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we consider our relationship with our employees to be good. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees.

Facilities

We are currently a remote-based company, and substantially all of our employees work remotely. We currently lease temporary office space in Cambridge, Massachusetts on a monthly basis, but do not otherwise maintain a corporate headquarters. We do not own any real property. We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. We are not currently a party to any legal proceedings that, in the opinion of our management, would, if determined adversely to us, have a material adverse effect on our business, financial condition, results of operations or prospects. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

CALDERA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please read the following discussion and analysis of Caldera’s financial condition and results of operations together with Caldera’s unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2026 and the period from April 9, 2025 (inception) through June 30, 2025, Caldera’s consolidated financial statements and related notes for the period from April 9, 2025 (inception) through December 31, 2025, and the other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Caldera’s current plans, estimates and beliefs. Caldera’s historical results are not necessarily indicative of the results that may be expected for any period in the future. Caldera’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this section to “Caldera,” the “Company,” “we,” “us,” “our” and other similar terms refer to Caldera Therapeutics, Inc. and its subsidiaries. References to “Parent” refer to Sonic Holdco, Inc., which is expected to be renamed Caldera Therapeutics, Inc. upon completion of the transactions described below.

Overview and Recent Developments

We are a clinical-stage biopharmaceutical company focused on the development of the investigational bispecific antibody CLD-423 for the treatment of IBD, and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two clinically validated inflammatory pathways, TL1A and IL-23p19. We believe the dual-target, single-antibody approach of CLD-423 has the potential to break through the therapeutic ceiling associated with currently available single-target therapies and redefine therapeutic expectations for the next generation of IBD therapy. We are currently investigating CLD-423 in Phase 1a healthy volunteer clinical trials and, based on interim data generated to date, plan to initiate Phase 2 clinical trials in both UC, and CD, in early 2027.

We believe that the differentiated design of CLD-423 may have the potential to overcome certain limitations associated with existing treatment approaches and address the significant unmet medical needs of patients with IBD.

In April 2025, we entered into an exclusive worldwide license agreement with Qyuns Therapeutics Co., Ltd., as amended by Amendment #1 thereto, dated November 21, 2025 (as amended, the “Qyuns License Agreement” (“Qyuns”)), pursuant to which we obtained rights to develop, manufacture and commercialize certain licensed products, including CLD-423, under intellectual property controlled by Qyuns. As consideration for the license, we paid an upfront cash fee of $10.0 million and issued 16,890,426 shares of common stock to Qyuns at a purchase price of $0.01 per share.

The Merger Agreement

On July 28, 2026, we entered into the Merger Agreement with Synlogic, Parent, Caldera Merger Sub, and Synlogic Merger Sub. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Caldera Merger Sub will merge with and into Caldera pursuant to the Caldera Merger, with Caldera continuing as the surviving corporation and a wholly owned subsidiary of Parent. Immediately following the Caldera Merger and as part of the same overall transaction, Synlogic Merger Sub will merge with and into Synlogic pursuant to the Synlogic Merger, with Synlogic continuing as the surviving corporation and a wholly owned subsidiary of Parent. The Caldera Merger and the Synlogic Merger are referred to together as the “Mergers.” Following completion of the Mergers, Parent will serve as the public holding company of the combined organization and is expected to change its name to “Caldera Therapeutics, Inc.” and have the Parent Common Stock listed on NYSE American under the symbol “CALD.” Parent is expected to be led by Caldera’s management team and continue advancing Caldera’s therapeutic development program.

In connection with the Mergers, Caldera entered into the Securities Purchase Agreement with the Investors, pursuant to which Caldera has agreed to sell, and the Investors have agreed to purchase, shares of Caldera Common Stock, for an aggregate purchase price of approximately $278.0 million in the Concurrent Financing. The proceeds of the Concurrent Financing are expected to provide capital to support Parent’s development activities, operating plans and general corporate purposes. Under the terms of the Merger Agreement, the equity holders of Caldera and Synlogic will receive shares of Parent Common Stock based on an agreed valuation framework that assigns a pre-money equity value of approximately $500.0 million to Caldera, subject to adjustment, and a pre-money equity value of approximately $12.0 million to Synlogic, subject to specified net cash adjustments. Upon completion of the Mergers, Caldera and Synlogic will each operate as wholly owned subsidiaries of Parent.

Based on its current operating plan, Caldera expects that its cash and cash equivalents as of June 30, 2026 will fund Caldera’s standalone operations through the Closing of the Mergers, which is subject to approval by Caldera’s stockholders and Synlogic’s stockholders and other customary closing conditions. Assuming completion of the Mergers, receipt by Parent of the net cash held by Synlogic upon consummation of the Mergers and the proceeds of the Concurrent Financing, Caldera expects that Parent will have sufficient cash to fund operations into 2029. These estimates are based on assumptions that may prove to be incorrect, and Parent could use its capital resources sooner than anticipated. See “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

Financial Overview

Since inception, we have devoted substantially all of our resources to establishing our operations, building our intellectual property portfolio, conducting research and development activities, CMC, and raising capital. We have incurred significant operating losses and negative cash flows from operations since inception and expect to continue to incur substantial losses from operations for the foreseeable future as we advance the development of CLD-423. As of June 30, 2026, we had an accumulated deficit of $42.4 million.

Our ability to achieve profitability will depend largely on the successful development, regulatory approval and eventual commercialization of CLD-423 and any future product candidates we may acquire or in-license. We expect our operating expenses, and our research and development expense in particular, to increase as we:

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advance the clinical development of CLD-423, including completing our ongoing Phase 1 healthy volunteer trials in Australia and China and initiating and completing additional clinical trials, including our planned Phase 2 clinical trials in ulcerative colitis and Crohn’s disease;

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conduct additional nonclinical, translational and regulatory-support activities, and seek regulatory approval for CLD-423, including the submission of an investigational new drug application to the FDA in the fourth quarter of 2026;

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expand CMC activities and manufacturing capabilities to support clinical and potential commercial supply requirements, including completing the transfer of our manufacturing processes to a contract development and manufacturing organization located outside of China for later-stage clinical and commercial supply;

•	hire additional personnel to support research and development, clinical operations, manufacturing, quality, regulatory, and corporate functions;

•	expand our operational, financial, and management infrastructure;

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maintain, protect and expand the intellectual property portfolio licensed to us, and bear costs relating to the prosecution, maintenance, enforcement and defense of the licensed patent rights on which CLD-423 depends;

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incur obligations under the Qyuns License Agreement, including up to $125.0 million in future development and regulatory milestone payments, up to $420.0 million in future commercial milestone payments and royalties at percentage rates ranging in the mid- to high-single digits on future net sales of licensed products;

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evaluate opportunities to expand our pipeline, principally by in-licensing or acquiring additional product candidates and technologies developed by third parties rather than through internal discovery;

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if we obtain regulatory approval for CLD-423 or any future product candidate, establish sales, marketing, manufacturing and distribution capabilities, or enter into strategic collaborations, to support commercialization; and

•	incur additional costs associated with operating as a public company following the completion of the Mergers that we did not incur as a private company.

The timing and amount of future operating expenditures will depend on numerous factors, including the progress of CLD-423 through clinical development, manufacturing activities and the results of clinical trials. We may require additional capital to support our operations and execute our development strategy. There can be no assurance that CLD-423 or any future product candidate we may acquire or in-license will receive regulatory approval or become commercially successful.

Our future viability is dependent on our ability to generate cash from operating activities or to raise additional capital to finance our operations. There can be no assurance that we will ever earn revenues from product sales or achieve profitability, or, if achieved, that revenues or profitability will be sustained on a continuing basis. In addition, our clinical and manufacturing activities for CLD-423, if approved, may require significant additional capital. Failure to raise capital as and when needed, on favorable terms or at all, would negatively affect our financial condition and ability to develop CLD-423, currently our only product candidate. Changing circumstances may cause us to consume capital significantly faster than currently anticipated. If we are unable to acquire additional capital or resources, we will be required to modify our operational plans. The estimates included herein are based on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than currently anticipated.

Components of Our Results of Operations

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of costs incurred for our research activities and the development of the CLD-423 product candidate, which include:

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expenses incurred under agreements with third parties, including clinical contract research organizations (“CROs”), clinical trial units (“CTUs”), and other service providers that conduct nonclinical, toxicology, and clinical development activities on our behalf;

•	costs associated with the acquisition of licensed in-process research and development (“IPR&D”), assets and other intellectual property rights used to advance our research and development programs;

•	expenses related to CMC activities, including GMPs, drug substance production, analytical testing, process development, and other manufacturing activities supporting product development;

•	costs incurred for toxicology and other nonclinical studies required to support regulatory submissions and future clinical development activities;

•	fees paid to clinical, regulatory, scientific, and other specialized consultants who support the advancement of our development programs and regulatory strategy; and

•	salaries, benefits, and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions.

We expense research and development costs as incurred. Research and development costs that are paid in advance of performance (if any) are capitalized as a prepaid expense and amortized over the service period as the services are provided. We recognize costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we advance CLD-423 through additional clinical trials and, if we develop, acquire or in-license additional product candidates, conduct development activities for those product candidates.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for individuals in our executive, finance, operations, business development and other administrative functions, including salaries, bonuses, benefits, recruiting costs and stock-based compensation. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities and professional and consulting fees associated with accounting, audit, operations and tax services.

We expect that our general and administrative expenses will increase substantially in the foreseeable future as we increase our headcount. We are a remote-based company with employees across the United States and in the United Kingdom, and we lease temporary office space in the Commonwealth of Massachusetts on a monthly basis; we do not otherwise maintain a corporate headquarters. We also expect to incur increased expenses associated with becoming a public company, including transactional costs and increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, and investor and public relations costs.

Other Income (expense), net

Interest Income

Interest income consists primarily of interest income from interest-bearing and money market accounts. Future interest income will depend on our cash and cash equivalent balances and prevailing market interest rates.

Income Taxes

We did not record an income tax provision for the six months ended June 30, 2026 or the period from April 9, 2025 (inception) through June 30, 2025. We also did not record an income tax provision for the period from April 9, 2025 (inception) through December 31, 2025. The absence of an income tax provision is primarily attributable to our operating losses and the establishment of a full valuation allowance against our deferred tax assets. We believe it is not more likely than not that the deferred tax assets will be realized due to cumulative losses incurred since inception and the expectation of future taxable losses as we continue to invest in the development of our product candidate.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the amounts of expenses during the reported periods. We base our estimates on our historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ materially from our estimates under different assumptions or conditions. Changes in estimates are reflected in reported results in the period in which they become known. We believe that our application of accounting policies requires significant judgments and estimates on our part and is critical to fully understanding and evaluating our reported financial results. The estimates discussed below are those that require the most subjective or complex judgments. Our significant accounting policies are more fully described in Note 2, Summary of Significant Accounting Policies, of the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Research and Development Expenses and Accrued Research and Development Costs

We are required to estimate our expenses resulting from obligations under contracts with vendors, consultants, CMOs, and CROs in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the applicable nonclinical or clinical study as measured by the timing of various aspects of the study or related activities. We determine accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from our estimates.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

The key assumptions in these accruals are the timing and extent of work performed, participant enrollment and clinical site activation, the level of effort and other progress indicators reported by CROs, CTUs and CMOs, and the contractual rates and scope of work. A reasonably likely change in these assumptions could materially increase or decrease accrued research and development expenses and total operating expenses for the period, and could cause reported results to differ from the amounts ultimately invoiced.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line or accelerated basis. We estimate the fair value of stock option awards using the Black-Scholes option pricing model and recognize forfeitures as they occur.

The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 9, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the six months ended June 30, 2026 or the period from April 9, 2025 (inception) to December 31, 2025.

Common Stock Valuations and Stock Option Grants

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the Black-Scholes option pricing model. Because our common stock is not currently publicly traded, the fair value of the common stock underlying our stock-based awards has been determined on each grant date by our board of directors, with input from management, considering our most recently available third-party valuation of common shares. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Our determination of the value of common stock was performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). In addition, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including:

•	valuations of our common stock performed with the assistance of independent third-party valuation specialists;

•	our stage of development and business strategy, including the status of research and development efforts of our product candidates, and the material risks related to our business and industry;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The AICPA Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

Option Pricing Method (“OPM”) — Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

Probability — Weighted Expected Return Method (“PWERM”) — The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Hybrid Method — The hybrid method is a PWERM where the equity value in one or more scenarios is calculated using an OPM.

Based on our early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood) and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuation dates through 2026. In order to determine the fair value of our common stock on a marketable basis, we then applied a discount for lack of marketability which we derived based on inputs including a company-specific volatility rate, a term equal to the expected time to a future liquidity event and a risk-free rate equal to the yield on treasuries of similar duration.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete a reverse merger, an initial public offering (“IPO”) or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Results of Operations for the Six Months Ended June 30, 2026 and the Period from April 9, 2025 (inception) through June 30, 2025

The comparative period for the interim results is the period from April 9, 2025 (inception) through June 30, 2025. Because that period covers fewer than three months of operations, period-over-period comparisons are of limited utility.

The following table summarizes our condensed consolidated statements of operations and comprehensive loss for periods presented (in thousands):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025	Change
Operating expenses:
Research and development	$13,281	12,265	1,016
General and administrative	2,279	859	1,420

Total operating expenses	15,560	13,124	2,436

Loss from operations	(15,560)	(13,124)	(2,436)

Other income (expense), net
Interest income	1,338	7	1,331
Foreign exchange gain or loss, net	(7)	(3)	(4)

Total other income, net	1,331	4	1,327

Loss before income tax expense	(14,229)	(13,120)	(1,109)

Income tax expense	(3)	—	(3)

Net loss and comprehensive loss	$(14,232)	$(13,120)	$(1,112)

Research and Development Expenses

The following table summarizes our research and development expenses incurred for the periods presented (in thousands):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025	Change
Research and development
CLD-423 program costs	$9,283	1,160	$8,123
Personnel, professional and consulting fees	3,805	913	2,892
Stock-based compensation expense	193	—	193
Acquired IPR&D	—	10,192	(10,192)

Total research and development operating expenses	$13,281	$12,265	$1,016

Research and development expenses increased by $1.0 million from $12.3 million for the period from April 9, 2025 (inception) to June 30, 2025 to $13.3 million for the six months ended June 30, 2026. The increase in research and development expenses was primarily attributable to the increase in CLD-423 program costs of $8.1 million relating to third parties contracted to conduct research and development and manufacturing activities on our behalf; an increase of $1.8 million in personnel-related costs, including $0.2 million in stock-based compensation, related to increased headcount; an increase of $1.3 million related to professional and consulting fees, primarily from the use of clinical and regulatory consultants; partially offset by acquired IPR&D of $10.2 million recorded in the prior period in connection with the Qyuns License Agreement.

General and Administrative Expenses

General and administrative expenses increased by $1.4 million from $0.9 million for the period from April 9, 2025 (inception) to June 30, 2025 to $2.3 million for the six months ended June 30, 2026. The increase in general and administrative expenses was primarily attributable to a $1.1 million increase in personnel-related costs, including $0.4 million in stock-based compensation, related to increased headcount; an increase of $0.2 million in professional and consulting fees, primarily related to accounting advisory services and valuation specialist costs; and a $0.1 million increase in other general and administrative expenses, primarily related to information technology services.

Other income (expense), net

Other income (expense), net increased by $1.3 million from $0.01 million for the period from April 9, 2025 (inception) to June 30, 2025 to $1.3 million for the six months ended June 30, 2026. The increase was primarily attributable to an increase in interest income from the Company’s money market funds.

Results of Operations for the Period from April 9, 2025 (inception) through December 31, 2025

No comparable prior-year period is presented for the annual results because Caldera was incorporated on April 9, 2025.

The following table summarizes our condensed consolidated statements of operations and comprehensive loss for the period from April 9, 2025 (inception) through December 31, 2025 (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
Operating expenses:
Research and development	$25,608
General and administrative	2,943

Total operating expenses	28,551

Loss from operations	(28,551)

Other income (expense), net
Interest income	400
Foreign exchange gain or loss, net	(8)

Total other income, net	392

Loss before provision for income taxes	(28,159)
Provision for income taxes	—

Net loss and comprehensive loss	$(28,159)

Research and Development Expenses

The following table summarizes our research and development expenses incurred for the period presented (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
Research and development:
CLD-423 program costs	6,174
Personnel, professional and consulting fees	3,902
Stock-based compensation expense	92
Acquired IPR&D	15,440

Total research and development expenses	$25,608

Research and development expenses were $25.6 million for the period from April 9, 2025 (inception) to December 31, 2025, and were primarily attributable to a $15.4 million charge to research and development expense for the acquisition of IPR&D assets, related to a $15.2 million license agreement fee with Qyuns, comprising a $10.0 million upfront license fee and a $5.0 million development milestone payment made in December 2025 following IND approval, and a $0.2 million license agreement fee for cell lines used to manufacture CLD-423 for clinical and commercial purposes; costs of $6.2 million related to the CLD-423 development program consisting of research, development and manufacturing activities conducted by third parties, including $5.7 million in nonclinical and $0.5 million in contract manufacturing costs related to IND-enabling studies; $2.2 million in fees related to consulting and services; personnel-related costs of $1.8 million, including $0.1 million of stock-based compensation.

General and Administrative Expenses

General and administrative expenses were $3.0 million for the period from April 9, 2025 (inception) to December 31, 2025 and were primarily attributed to $2.1 million of personnel-related costs, including $0.5 million of stock-based compensation; $0.2 million in professional and consulting fees, primarily related to accounting advisory services and recruiting costs; $0.7 million in other general and administrative expenses, including $0.5 million in corporate legal fees and $0.2 million in other costs.

Other income (expense), net

Other income (expense), net was $0.4 million for the period from April 9, 2025 (inception) to December 31, 2025 and was primarily attributable to interest income from the Company’s money market funds.

Liquidity and Capital Resources

Sources of Liquidity

As of June 30, 2026, we had $77.0 million of cash and cash equivalents. Since inception, we have funded our operations to date principally through proceeds from sales of convertible preferred stock, common stock and Simple Agreements for Future Equity (“SAFE”). We have not generated any revenue from product sales. In April 2025, we entered into a SAFE financing pursuant to which we received gross proceeds of $11.0 million. The SAFE provided us with additional capital to support research and development activities and general corporate purposes prior to the completion of our Series A financing.

In May 2025, we completed the initial closing of our Series A Preferred Stock financing and issued 19.0 million shares of Series A Preferred Stock for $1.00 per share, resulting in aggregate gross proceeds of $19.0 million. Upon the closing of the Series A Preferred Stock financing, the SAFE automatically converted into 10,999,998 shares of Series A Preferred Stock at a conversion price of $1.00 per share. Pursuant to the terms of the financing, investors also committed to purchase additional shares upon the achievement of specified milestones. Upon satisfaction of the milestone closing conditions in December 2025, we issued 45,000,000 shares of Series A Preferred Stock on the same terms and conditions as those contained in the initial closing, for $1.00 per share, resulting in aggregate gross proceeds of $45.0 million. See Note 6, “Simple Agreement for Future Equity,” and Note 7, “Convertible Redeemable Preferred Stock” to our consolidated financial statements for additional information.

In January 2026, we entered into the Series A-1 Preferred Stock Purchase Agreement. In that closing, 26,785,713 shares of Series A-1 Preferred Stock were authorized and issued at $1.40 per share for gross proceeds of $37.5 million. Series A-1 Preferred Stock, together with Series A Preferred Stock, is referred to as the “Preferred Stock”. See Note 6, “Simple Agreement for Future Equity” and Note 7, “Convertible Redeemable Preferred Stock” to our consolidated financial statements for additional information.

We have incurred recurring operating losses from operations since inception and have not generated any revenue from product sales. Substantially all operating losses to date have resulted from research and development activities, including the advancement of CLD-423, as well as general and administrative expenses required to support operations. If we are unable to complete the Mergers, our ability to continue to fund our operations and meet capital needs will depend on our ability to generate cash from operations and access to capital markets and other sources of capital, as further described below. We anticipate that, if we continue to progress the development of CLD-423, our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures and other general corporate purposes.

Going Concern

We evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about our ability to continue as a going concern within one year after the date our consolidated financial statements are issued, in accordance with ASC Subtopic 205-40, Presentation of Financial Statements — Going Concern. This evaluation initially excludes the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt is raised under this methodology, management evaluates whether the mitigating effect of our plans sufficiently alleviates substantial doubt about our ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. In performing this analysis, management excluded certain elements of our operating plan that cannot be considered probable. See our consolidated financial statements and related notes for further information.

We have incurred recurring losses since our inception, including net losses of $14.2 million for the six months ended June 30, 2026 and $13.1 million for the period from April 9, 2025 (inception) to June 30, 2025. In addition, as of June 30, 2026, we had an accumulated deficit of $42.4 million. We expect that our cash and cash equivalents as of June 30, 2026 are expected to fund our standalone operations only through the Closing of the Mergers, and that, assuming completion of the Mergers, receipt by Parent of the net cash held by Synlogic upon consummation of the Mergers and the proceeds of the Concurrent Financing, Parent will have sufficient cash to fund operations into 2029. If the Mergers and the Concurrent Financing are not completed, we may be required to delay, reduce or discontinue our research and development programs, significantly reduce operating expenses, pursue other strategic alternatives or pursue a voluntary dissolution.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Cash Flows

The following table summarizes cash flows for the period indicated (in thousands):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Net cash used in operating activities	$(10,022)	$(1,657)
Net cash used in investing activities	—	(10,022)
Net cash provided by financing activities	37,313	29,895

Net increase in cash and cash equivalents	$27,291	$18,216

Net Cash Used in Operating Activities

Net cash used by operating activities was $10.0 million for the six month period ended June 30, 2026, and was primarily attributable to the net loss of $14.2 million, adjusted for non-cash items of $0.5 million (consisting of stock-based compensation) and changes in working capital of $3.7 million. The changes in working capital were primarily related to a $4.3 million increase in accounts payable; partially offset by a $0.4 million decrease in accrued expenses and other liabilities and a $0.3 million increase in prepaid expenses.

Net cash used by operating activities was approximately $1.7 million during the period from April 9, 2025 (inception) to June 30, 2025, and was primarily attributable to the net loss of $13.1 million, adjusted for non-cash items of $10.3 million (consisting of the $10.2 million in acquired IPR&D and $0.1 million of stock-based compensation) and changes in working capital of $1.2 million. The changes in working capital were primarily related to the $0.8 million increase in accrued operating expenses and other liabilities; and a $0.4 million increase in accounts payable.

Net Cash Used in Investing Activities

There was no cash used or provided by investing activities during the six month period ended June 30, 2026.

Net cash used by investing activities was $10.0 million during the period from April 9, 2025 (inception) to June 30, 2025, and was attributable to the cash portion of our acquisition of the exclusive license from Qyuns.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $37.3 million during the six month period ended June 30, 2026, and was attributable to net proceeds from the issuance of Series A-1 Convertible Redeemable Preferred Stock.

Net cash provided by financing activities was $29.9 million during the period from April 9, 2025 (inception) to June 30, 2025, and was attributable to net proceeds from the issuance of Series A Convertible Redeemable Preferred Stock of $18.9 million and $11.0 million in proceeds from the issuance of the SAFE.

The following table summarizes cash flows for the period indicated (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
Net cash used in operating activities	$(9,939)
Net cash used in investing activities	(15,271)
Net cash provided by financing activities	74,895

Net increase in cash and cash equivalents	$49,685

Net Cash Used in Operating Activities

Net cash used by operating activities was $10.0 million during the period from April 9, 2025 (inception) to December 31, 2025, and was primarily attributable to the net loss of $28.2 million, adjusted for non-cash items of $16.0 million (consisting of $15.4 million in acquired IPR&D and $0.6 million of stock-based compensation) and changes in working capital of $2.1 million. The changes in working capital were primarily related to a $2.5 million increase in accrued expenses and other liabilities; a $0.6 million increase in accounts payable; partially offset by a $0.3 million increase in prepaid expenses and a $0.6 million increase in other assets.

Net Cash Used in Investing Activities

Net cash used by investing activities was $15.3 million during the period from April 9, 2025 (inception) to December 31, 2025, and was attributable to the cash portion of our acquisition of the manufacturing license and the exclusive license from Qyuns.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $74.9 million during the period from April 9, 2025 (inception) to December 31, 2025, and was attributable to the net proceeds from the issuance of our Series A Convertible Redeemable Preferred Stock of $63.9 million and $11.0 million from the issuance of the SAFE.

Funding Requirements

If we are unable to complete the Mergers, we expect our expenses to fluctuate as we continue to maintain in-licensing of complementary assets and potentially seek to broaden our portfolio opportunities. Based on our current operating plan, our cash and cash equivalents as of June 30, 2026 are expected to fund our standalone operations only through the Closing of the Mergers. As a result, if we are unable to complete the Mergers, we will need to obtain additional funding to sustain operations, as we expect to continue to generate operating losses for the foreseeable future. Failure to obtain necessary capital when needed may delay development of CLD-423, or any future product candidates we may acquire or in-license, or our ability to continue operations. Because there is substantial doubt about our ability to continue as a going concern for a reasonable period of time, an investment in our common stock is highly speculative; holders of our common stock could suffer a total loss of their investment.

Because of the many risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the actual amounts of capital that we will require to develop and commercialize CLD-423 or any future product candidates. We have no credit facility, debt outstanding or committed sources of capital other than the Concurrent Financing, and any future equity sales may dilute our existing stockholders. Our expenses will fluctuate, and our future funding requirements will depend on, and could increase or decrease significantly as a result of, many factors, including:

•

the costs, timing and outcome of seeking regulatory approvals for CLD-423 and any future product candidates, including the costs and timing of regulatory interactions and regulatory submissions such as our planned investigational new drug application;

•

the progress, timing, results and costs of nonclinical studies and clinical trials for CLD-423 and any future product candidates, including the initiation, enrollment and completion of our planned Phase 2 clinical trials in ulcerative colitis and Crohn’s disease;

•

the scope and costs of making arrangements with third-party manufacturers for both clinical and commercial supplies of CLD-423, including GMP drug substance production, process development, analytical testing, manufacturing scale-up and the transfer of our manufacturing processes to a manufacturer located outside of China;

•	the costs of maintaining and expanding relationships with CROs, CTUs, CMOs, and other third-party service providers;

•

the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of CLD-423 and any future product candidates, including hiring and retaining research and development, clinical, manufacturing, regulatory and administrative personnel;

•	the costs of establishing and maintaining operational, financial, and information technology systems and infrastructure;

•

the costs of preparing, filing and prosecuting patent applications, and of maintaining, enforcing and defending the intellectual property rights licensed to us on which CLD-423 depends, including any litigation costs and the outcome of such litigation;

•

the timing and amount of any milestone, royalty or other payments that become due under the Qyuns License Agreement or any future license or collaboration agreement, and our ability to establish and maintain strategic collaborations on favorable terms, if at all;

•	the costs associated with operating as a growing public company following the Mergers that we did not incur as a private company;

•

the extent to which we develop, in-license, out-license or acquire additional product candidates or technologies, and the number and development requirements of any future product candidates we may pursue, including any additional indications for CLD-423;

•	the costs associated with commercializing CLD-423 or any future product candidates, if approved, including establishing sales, marketing, market access and distribution capabilities;

•	the costs of completing any post-marketing studies or trials requested or required by the FDA or other comparable foreign regulatory authorities;

•	the costs associated with potential product liability claims, including the costs of obtaining insurance against such claims and of defending against them;

•	the revenue, if any, received from commercial sales of CLD-423 or any future product candidates, if approved; and

•	the impact of evolving competitive, technological, regulatory and market developments, including inflation and any supply chain disruptions.

A change in any of these or other variables with respect to the development of CLD-423 could significantly change the costs and timing of the development of CLD-423.

Our future capital requirements will depend primarily on our ability to complete the Mergers with Synlogic. If we do not complete the Mergers with Synlogic and until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances or licensing arrangements with third parties, none of which can be assured. To the extent that we raise additional capital through the sale of equity or convertible debt securities, outstanding equity ownership may be materially diluted, and the terms of securities sold in such transactions could include liquidation and other preferences and rights that adversely affect the rights of holders of common stock. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in increased fixed payment obligations.

If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us, none of which can be assured. If we do not complete the Mergers and are unable to raise funds, we may need to cease operations.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, nonclinical research studies and testing, manufacturing and other services. These contracts are generally cancellable, with notice, at our option, and do not contain minimum purchase commitments; payments due upon cancellation generally consist of amounts for services performed or costs incurred through the cancellation date. We lease temporary office space in the Commonwealth of Massachusetts on a short-term basis. As of June 30, 2026 and December 31, 2025, we had no operating lease liabilities recorded, no purchase commitments and no debt obligations.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we did not have, and we do not currently have, any off-balance sheet arrangements as defined in Item 303(b) of Regulation S-K that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Pronouncements

We have assessed recently issued accounting pronouncements. None is expected to have a material effect on our financial position, results of operations or cash flows. For a discussion of new accounting pronouncements, see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company and Smaller Reporting Company Status

Parent will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). Parent has elected to use the extended transition period under Section 107 of the JOBS Act for complying with new or revised accounting standards applicable to private companies. As a result, Parent’s financial statements may not be comparable to those of companies complying with public-company effective dates. Parent may present reduced financial statement and executive compensation disclosure and is not required to comply with the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act. Parent expects to qualify as a smaller reporting company and may rely on the accommodations available to smaller reporting companies, including reduced disclosure requirements. Parent would cease to be an emerging growth company if it becomes a large accelerated filer, including if the aggregate worldwide market value of its common equity securities held by non-affiliates exceeds $700.0 million as of the last business day of its second fiscal quarter after the applicable reporting-history requirements, if it has more than $1.235 billion in total annual gross revenue, or if it issues more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of June 30, 2026 and December 31, 2025, our cash and cash equivalents were held in interest-bearing bank and sweep accounts. Our primary exposure to market risk is the effect of changes in prevailing interest rates on interest income earned on these balances. Due to the short-term and conservative nature of our cash and cash equivalents, an immediate hypothetical 100 basis point change in interest rates would not have had a material effect on the fair value of our portfolio.

Foreign Currency Exchange Risk

We incur costs denominated in Australian dollars in connection with the Australian Phase 1 trial. Fluctuations in foreign currency exchange rates could affect our operating expenses, financial condition and cash flows. We do not currently hedge our foreign currency exposure.

Inflation Risk

Inflation generally affects us by increasing our personnel-related, clinical trial and other research and development costs. To date, inflation has not had a material effect on our business, financial condition or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CALDERA

The following table sets forth certain information regarding beneficial ownership of Caldera Common Stock and Caldera Preferred Stock as of    , 2026 for:

•	each person, or group of affiliated persons, expected by Caldera to become the beneficial owner of more than 5% of the outstanding Caldera Common Stock and Caldera Preferred Stock;

•	each named executive officer and director of Caldera; and

•	all of Caldera’s executive officers and directors as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of    , 2026, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on     shares of Caldera Common Stock outstanding on    , 2026 adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Caldera does not know of any arrangements, including any pledge by any person of securities of Caldera, the operation of which may at a subsequent date result in a change of control of Caldera.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Caldera Therapeutics, Inc., 300 Technology Square, 8th Floor, Cambridge, MA 02139. Caldera believes, based on information provided to it, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Beneficial Ownership After the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
%
%
%
%
Directors and Named Executive Officers:
%
%
%
%
%
%
All executive officers and directors as a group ( persons)		%

*	Indicates less than one percent (1%) ownership.
(1)

EXECUTIVE COMPENSATION OF CALDERA

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Caldera.

The following discussion contains forward-looking statements that are based on Caldera’s current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt following the Closing may differ materially from the programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” as such terms are defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2025 (“Fiscal Year 2025”) is detailed in the 2025 Summary Compensation Table and accompanying footnotes and narrative that follow.

Caldera’s named executive officers, who are its principal executive officer and the two most highly compensated executive officers (other than its principal executive officer) serving as executive officers as of December 31, 2025, were:

•	Praveen Tipirneni, M.D., M.B.A., our Chief Executive Officer;

•	Liangsu Wang, Ph.D., our Chief Scientific Officer; and

•	Aaron Pelta, M.B.A., our Chief Business Officer.

To date, the compensation of Caldera’s named executive officers has primarily consisted of a combination of base salary, annual cash-incentive compensation, and long-term incentive compensation, as described in more detail below. Caldera’s executive officers, like all full-time employees, are eligible to participate in Caldera’s health, welfare and retirement benefit plans.

2025 Summary Compensation Table

The following table shows the total compensation earned by, or paid to, Caldera’s named executive officers for services rendered to Caldera in all capacities during Fiscal Year 2025:

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Praveen Tipirneni, M.D., M.B.A. Chief Executive Officer	2025	320,833	1,255,841	(3)	243,499	41,667	(4)	1,861,840
Liangsu Wang, Ph.D. Chief Scientific Officer	2025	233,333	—		157,414	—		390,747
Aaron Pelta, M.B.A. Chief Business Officer	2025	227,500	—		153,478	—		380,978

(1)

Caldera was incorporated on April 9, 2025. Accordingly, the salary and bonus amounts reported for 2025 reflect only the portion of the year during which each named executive officer was employed by, or provided services to, Caldera and are therefore less than the amounts that would have been paid on an annualized basis. See “Narrative Disclosure to the 2025 Summary Compensation Table - 2025 Base Salaries” for a description of each named executive officer’s annualized base salary rate.

(2)

The amounts reported represent a discretionary annual cash bonus earned by the applicable named executive officer for performance in Fiscal Year 2025 and paid in the next fiscal year. For more information on the bonus, see the description of Fiscal Year 2025 annual incentive bonuses below.

(3)

The amount reported represents aggregate grant date fair value computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value are set forth in Note 9, “Stock-Based Compensation,” to Caldera’s audited financial statements included elsewhere in this proxy statement/prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these stock options, and do not necessarily correspond to the actual economic value that may be received by the recipients from the stock options.
(4)	The amount reported represents fees paid to Dr. Tipirneni for consulting services provided prior to the formation of the Company.

Narrative Disclosure to the 2025 Summary Compensation Table

2025 Base Salaries

During Fiscal Year 2025, Dr. Tipirneni, Dr. Wang and Mr. Pelta each received a base salary to compensate them for services rendered to us. Base salaries are intended to provide a fixed cash component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries are reviewed periodically and approved by the Caldera Board and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience, as well as changes in the business. The base salaries paid to our named executive officers for the year ended December 31, 2025 are included in the Summary Compensation Table above. Because Caldera was incorporated on April 9, 2025, the base salary amounts reported in the Summary Compensation Table for 2025 reflect a partial year of service and are less than each named executive officer’s annualized base salary rate.

2025 Annual Incentive Bonuses

In addition to base salaries, each of Caldera’s named executive officers is eligible to earn an annual cash bonus, designed to provide appropriate incentives to Caldera’s named executive officers to achieve corporate goals and to reward Caldera’s named executive officers for individual achievements towards these goals. The annual bonus awarded to each named executive officer may be based in part on the extent to which Caldera achieves corporate goals. At the end of the year, the Caldera Board reviews Caldera’s performance against each corporate goal and considers the extent to which Caldera achieved each of its corporate goals. The Caldera Board also generally considers each named executive officer’s individual contributions toward reaching these goals. The bonus amounts vary from year to year based on corporate performance.

For Fiscal Year 2025, each of Dr. Tipirneni, Dr. Wang, and Mr. Pelta received a bonus equal to approximately 45%, 40%, and 40% of their annualized base salary, respectively. The bonuses were paid in 2026 and are included in the Summary Compensation Table above.

Equity Incentive Compensation

Caldera’s equity-based incentive awards are designed to align Caldera’s named executive officers’ interests with those of its stockholders and to retain and incentivize Caldera’s named executive officers over the long term. To date, Caldera has used stock option grants for this purpose because it believes they are an effective means by which to align the long-term interests of its executive officers with those of its stockholders. Each stock option award was granted under Caldera’s 2025 Equity Incentive Plan (the “Caldera 2025 Plan”). The terms of the Caldera 2025 Plan are described below under the subsection titled “— Caldera 2025 Equity Incentive Plan.”

The Caldera Board or an authorized committee thereof is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with Caldera and serves as an additional retention measure.

Employment Arrangements with Named Executive Officers

In connection with the Merger, we intend to enter into new employment agreements with each of our named executive officers, each of which provides for at-will employment and includes each officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation.

Potential Payments Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary.

Following the Mergers, Caldera anticipates that the Parent Board will adopt a Severance and Change in Control Plan, under which each of Caldera’s named executive officers will become eligible to receive certain benefits upon qualifying terminations of employment.

In addition, Dr. Tipirneni’s stock options are subject to the terms of the Caldera 2025 Plan and the award agreement thereunder and subject to acceleration upon a change of control and termination of Dr. Tipirneni’s employment by the Company without cause or by Dr. Tipirneni for good reason within a specified period. Vesting of restricted shares of Caldera Common Stock (“Restricted Stock”) held by each named executive officer is subject to acceleration upon a change of control and termination of the applicable named executive officer’s employment by the Company without cause, or by the named executive officer for good reason (each as defined in the applicable award agreement) within a specified period. A description of the termination and change in control provisions in the Caldera 2025 Plan and awards granted thereunder is provided in the subsection titled “— Caldera 2025 Equity Incentive Plan” below, and a description of the vesting provisions of each equity award held by Caldera’s named executive officers which is outstanding and unvested as of December 31, 2025 is provided in the Outstanding Equity Awards at Fiscal Year End table below. The Mergers will not constitute a change in control under the Caldera 2025 Plan or the terms governing the Restricted Stock or Dr. Tipirneni’s stock option.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table sets forth information concerning outstanding equity awards held by Caldera’s named executive officers as of December 31, 2025.

	Option Awards						Stock Awards
Name	Grant Date (1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that Have Not Vested (2)	Market Value of Shares that Have Not Vested (3)
Praveen Tipirneni, M.D., M.B.A.	4/15/2025		—	—	—	—	1,175,940	$587,970
	6/11/2025	(4)	—	3,394,060	$0.01	6/10/2035	—	—
	11/16/2025	(5)	—	2,485,639	$0.01	11/15/2035	—	—
Liangsu Wang, Ph.D.	4/15/2025		—	—	—	—	2,116,691	$1,058,345
Aaron Pelta, M.B.A.	4/15/2025		—	—	—	—	1,999,098	$999,549

(1)	All outstanding options were granted under the Caldera 2025 Plan.
(2)

The amounts reported in this column represent outstanding shares of Restricted Stock that vest as to a quarter of the shares on April 9, 2026, and thereafter vest monthly over three years, subject to the applicable named executive officer’s continuous service with us. In addition, upon a qualifying termination in connection with a change of control, the then-unvested shares of Restricted Stock will immediately vest in full.

(3)

This amount reflects the fair market value of our common stock of $0.50 per share as of December 31, 2025 (the determination of the fair market value by the Caldera Board as of the most proximate date prior to then) multiplied by the amount shown in the column for the number of shares that have not vested.

(4)

Vests as to a quarter of the shares on April 9, 2026, and thereafter vests monthly over three years, in each case subject to continuous service with Caldera through each such vesting date. In addition, upon a qualifying termination in connection with a change of control, the then-unvested stock options will immediately vest in full.

(5)

Was subject to the achievement of certain operational metrics, which have been achieved. Vests as to a quarter of the shares on April 9, 2026, and thereafter vests monthly over three years, in each case subject to continuous service with Caldera through each such vesting date. In addition, upon a qualifying termination in connection with a change of control, the then-unvested time-based condition of the stock options will immediately vest in full.

Caldera 2025 Equity Incentive Plan

Caldera maintains the Caldera 2025 Plan, which was adopted by the Caldera Board in May 2025, and subsequently amended from time to time and most recently in January 2026. The purpose of the Caldera 2025 Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of Caldera by offering eligible persons an opportunity to participate in Caldera’s future performance through the grant of awards. The material terms of the Caldera 2025 Plan are summarized below:

Share Reserve. Subject to adjustment as provided in the Caldera 2025 Plan, the total number of shares of Caldera Common Stock reserved and available for grant and issuance under the Caldera 2025 Plan is 13,914,980 shares (the “Share Reserve”). In the event that shares previously issued under the Caldera 2025 Plan are reacquired by Caldera pursuant to a forfeiture provision, right of first refusal, or repurchase, such shares shall be added to the number of shares then available for issuance. Shares withheld in payment of exercise price or withholding obligations shall remain available for issuance. If an outstanding option, restricted stock unit (“RSU”) or stock appreciation rights (“SARs”) expires, is cancelled, forfeited or terminated, the shares allocable to the unexercised or unsettled portion shall remain available for issuance. Cash settlements in respect of an award do not reduce the Share Reserve. In no event may the total number of shares issued under the Caldera 2025 Plan upon exercise of ISOs exceed 55,659,920 shares, subject to adjustment as provided in the Caldera 2025 Plan.

Administration. The Caldera 2025 Plan is administered by a committee appointed by the Caldera Board or the Caldera Board (if no committee is appointed) (either, the “Committee”). Subject to the terms of the Caldera 2025 Plan, the Committee has the authority to, among other things, construe and interpret the plan, select the persons to whom awards will be granted, determine the form and terms of awards, prescribe, amend, expand, modify and rescind rules and regulations relating to the Caldera 2025 Plan, and make all other determinations necessary or advisable in connection with the administration of the Caldera 2025 Plan.

Eligibility. Pursuant to the Caldera 2025 Plan, Caldera may grant incentive stock options (“ISOs”) only to employees (including officers and directors who are also employees) of Caldera or of a parent or subsidiary of Caldera. Non-qualified stock options (“NQSOs”) and all other types of awards may be granted to employees, officers, directors and consultants of Caldera or any parent or subsidiary of Caldera, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction when Rule 701 is to apply to the award granted for such services.

Options. The Caldera 2025 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of Caldera Common Stock, each at a stated exercise price. The exercise price of each stock option shall not be less than the fair market value of Caldera Common Stock on the date of grant unless expressly determined in writing by the Caldera Board; provided that the exercise price of any ISO granted to a ten percent stockholder will not be less than 110% of the fair market value of Caldera Common Stock on the date of grant.

The maximum permitted term of options granted under the Caldera 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a ten percent stockholder is five years from the date of grant. Options may be awarded as immediately exercisable but subject to repurchase or may be exercisable within the times or upon the events determined by the Caldera Board.

Restricted Stock Awards. The Caldera 2025 Plan provides for the issuance of restricted stock awards, which are offers by Caldera to sell to an eligible person shares that are subject to certain specified restrictions. Among other terms and conditions, Caldera may retain a right to repurchase unvested restricted stock following the holder’s termination of service. The purchase price and other terms of each restricted stock award are generally determined by the Committee.

Restricted Stock Units. The Caldera 2025 Plan provides for the issuance of RSUs covering a number of shares that may be settled in cash, by issuance of Caldera Common Stock at a date in the future, or by a combination of cash and shares. No RSU will have a term longer than ten years from the date the RSU is granted. The terms, including the number of shares, timing of settlement, consideration to be distributed, and effect of termination, will be generally determined by the Caldera Board and set forth in an award agreement. As of the date hereof, no RSUs have been granted under the Caldera 2025 Plan.

Stock Appreciation Rights. The Caldera 2025 Plan provides for the issuance of SARs that may be settled in cash or shares (which may consist of restricted stock or RSUs) or a combination thereof, having a value equal to the value determined by multiplying the difference between the fair market value on the date of exercise over the exercise price and the number of shares with respect to which the SAR is being exercised. No SAR will be exercisable after the expiration of ten years from the date the SAR is granted. The exercise price of a SAR may not be less than the fair market value on the date of grant. No SARs have been granted under the Caldera 2025 Plan, and no SARs are expected to be granted under the Caldera 2025 Plan prior to the Closing of the Mergers.

Limited Transferability. Except as permitted by the Committee, awards granted under the Caldera 2025 Plan, and any interest therein, will not be transferable or assignable by the participant, other than by will or by the laws of descent and distribution, and, with respect to NQSOs for participants in the U.S., by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to a “family member” as defined in Rule 701. Awards may not be made subject to execution, attachment or similar process.

Corporate Transaction. In the event of an Acquisition or Other Combination (as defined in the Caldera 2025 Plan), outstanding awards under the Caldera 2025 Plan shall be subject to the agreement evidencing such transaction, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant’s consent, may provide for one or more of the following with respect to outstanding awards: (a) continuation of such awards if Caldera is the successor entity, (b) assumption of outstanding awards by the successor or acquiring entity, (c) substitution of equivalent awards by the successor or acquiring entity, (d) full or partial exercisability or vesting and accelerated expiration, (e) settlement of the fair market value in cash, cash equivalents or securities of the successor entity followed by cancellation, or (f) termination of any outstanding award not exercised prior to consummation of the transaction. Immediately following an Acquisition or Other Combination, outstanding awards will terminate and cease to be outstanding, except to the extent such awards have been continued, assumed or substituted as described in clauses (a), (b) and (c) above.

Adjustments. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of Caldera affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Caldera 2025 Plan, (a) the number and class of shares reserved for issuance under the Caldera 2025 Plan, (b) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (c) the purchase prices of and/or number and class of shares subject to other outstanding awards will be proportionately adjusted, subject to any required action by the Caldera Board or the stockholders and compliance with applicable securities or other laws provided, however, that fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or rounded down to the nearest whole share, as determined by the Caldera Board.

401(k) Plan and Health and Welfare Benefits

In March 2026, Caldera established a tax-qualified 401(k) retirement savings plan (the “401(k) Plan”) for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. Our 401(k) Plan is intended to be a tax-qualified plan under Sections 401(a), 401(k) and 401(m) of the Code. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. Other than the 401(k) Plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans.

Perquisites/Personal Benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we have not provided significant perquisites or other personal benefits to our executive officers, including our named executive officers.

DIRECTOR COMPENSATION OF CALDERA

Non-Employee Director Compensation Policy

Historically, Caldera has not paid cash compensation to any of its non-employee directors for service on the Caldera Board. Dr. Tipirneni and our non-employee directors have not received any compensation or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of the Caldera Board) for their services as directors for the year ended December 31, 2025. Following the Mergers, we anticipate that the Parent Board will adopt a new non-employee director compensation policy, under which the non-employee members of the Parent Board will participate.

INFORMATION REGARDING PARENT

Business of Parent

The business of Parent will be the business currently conducted by Caldera. At the Synlogic Effective Time, Parent will change its name to “Caldera Therapeutics, Inc.”

Governance Overview

Headquarters

Following the Closing, Parent will be headquartered in Cambridge, Massachusetts.

Officers

Mary Beth Dooley is currently President and Treasurer of Parent. Ms. Dooley will tender her resignation as an officer of Parent effective as of the Caldera Effective Time. Immediately following Ms. Dooley’s resignation and the Caldera Effective Time, Praveen Tipirneni, M.D., M.B.A., Chief Executive Officer of Caldera, will be Chief Executive Officer of Parent, Liangsu Wang, Ph.D., Chief Scientific Officer of Caldera, will be Chief Scientific Officer of Parent, Zhong Liu, Ph.D., Chief Technology Officer of Caldera, will be Chief Technology Officer of Parent, Aaron Pelta, M.B.A., Chief Business Officer of Caldera, will be Chief Business Officer of Parent and Dave Pelissier, Vice President of Finance of Caldera, will be Vice President of Finance of Parent.

Each executive officer of Parent will serve at the discretion of the board of directors and will hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Parent Board

The Parent Board currently consists of Peter Barrett, Ph.D. (Chairman), James Flynn, Edward Mathers, and Richard P. Shea. Effective as of the Caldera Effective Time, Peter Barrett, Ph.D., James Flynn, Edward Mathers, and Richard P. Shea will tender their resignations as members of the Parent Board, and all committees thereof, and the Parent Board will consist of the six directors listed below.

The following table sets forth, as of August 15, 2026, the name, age and position of each of the individuals who are expected to serve as directors of Parent upon the Closing. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of each individual.

Name	Age	Position
Praveen Tipirneni, M.D., M.B.A.	57	Chief Executive Officer and Director
John Crowley	53	Director
Michelle Doig	52	Director
Michael Gladstone	39	Director
Aaron Royston, M.D., M.B.A.	41	Director
Xiaodi Su, Ph.D.	40	Director

Executive Officers

Praveen Tipirneni, M.D., M.B.A., has served as the President, Chief Executive Officer and a member of the Caldera Board since Caldera’s founding in April 2025. Prior to founding Caldera, Dr. Tipirneni most recently served as the President and Chief Executive Officer of Morphic Holding, Inc. (“Morphic”), a biopharmaceutical company, from July 2015 until the company’s acquisition by Eli Lilly and Company in August 2024. Prior to that, Dr. Tipirneni served as Senior Vice President of Corporate Development and Global Strategy at Cubist

Pharmaceuticals, Inc., a biopharmaceutical company (“Cubist”), from 2006 until the company’s acquisition by Merck in 2015. He also served as a First Lieutenant in the U.S. Army. Dr. Tipirneni has served on the board of directors of BridgeBio Oncology Therapeutics, Inc. since November 2024 and Tectonic Therapeutic, Inc. since November 2021. Dr. Tipirneni holds an M.D. from McGill University, an M.B.A. from the University of Pennsylvania’s Wharton School of Business, and a B.S. in Mechanical Engineering from Massachusetts Institute of Technology. We believe Dr. Tipirneni is qualified to serve on the Parent Board because of his leadership experience and his extensive background in the biopharmaceutical industry.

Liangsu Wang, Ph.D., has served as Caldera’s Chief Scientific Officer since its founding in April 2025. Dr. Wang has served as the founder and managing director of BioSage Advisors, LLC, a business consulting and advisory firm, since June 2024. Dr. Wang was a Partner at CTIC Capital, LLC, a healthcare consulting firm, from June 2024 to May 2025. Prior to that, Dr. Wang was Vice President, Head of External Innovation for Cardiovascular, Metabolism, and Retinal Diseases (CVMR) at Johnson & Johnson, a global pharmaceutical company, from September 2020 to June 2024. Prior to that, Dr. Wang served as Vice President and Head of Biology at Morphic from November 2016 to January 2020. Prior to that, Dr. Wang served in various roles at Merck Research Laboratories from July 2004 to November 2016, including as Executive Director and Head of Diabetes and metabolic dysfunction-associated steatohepatitis (MASH, previously called nonalcoholic steatohepatitis, or NASH). Dr. Wang holds a Ph.D. in Biochemistry and Molecular Biology from the University of Calgary and a B.Sc. from Fudan University.

Zhong Liu, Ph.D., has served as Caldera’s Chief Technology Officer since its founding in April 2025. Previously, Dr. Liu served as Executive Vice President of NovaRock Biotherapeutics Inc., a biotechnology company, from October 2019 to April 2024. From April 2024 to April 2025, he provided independent consulting services to biotechnology companies, including NovaRock. Earlier in his career, Dr. Liu held senior roles at Schering-Plough, Merck (MSD), Hitachi Chemical Advanced Therapeutics Solutions, LLC, and Adello Biologics, LLC. Dr. Liu holds a Ph.D. in Cell Biology from the University of Connecticut Health Science Center and a B.Sc. from Beijing University.

Aaron Pelta, M.B.A., has served as Caldera’s Chief Business Officer since its founding in April 2025. Previously, Mr. Pelta served as Morphic’s SVP, Corporate Business Development, from January 2022 to December 2024, and VP, Corporate Business Development, from October 2019 to December 2022. Prior to joining Morphic, Mr. Pelta served as Vice President of Business Development and Commercialization at Arsanis, Inc., a clinical stage infectious disease company, from August 2016 to March 2019. Earlier in his career, Mr. Pelta held various senior leadership roles at Shire plc, AMAG Pharmaceuticals, Inc. and Cubist. Mr. Pelta holds an M.B.A. from the Tuck School of Business at Dartmouth College and a B.S. in Chemical Engineering from Tufts University.

Non-Executive Directors

John Crowley has served as a member of the Caldera Board since July 2026. Mr. Crowley served as Chief Financial Officer of Centessa Pharmaceuticals plc, a clinical-stage biotechnology company, from June 2024 until its acquisition by Eli Lilly and Company in June 2026, and as Chief Financial Officer of Fusion Pharmaceuticals Inc., a clinical-stage oncology company, from February 2019 until its acquisition by AstraZeneca in June 2024. He also previously served as Executive Vice President and Chief Financial Officer of Merus N.V. Prior to Merus, Mr. Crowley was Corporate Senior Vice President, Corporate Controller and Chief Accounting Officer of Charles River Laboratories International, Inc. Earlier in his career, Mr. Crowley held senior corporate finance positions at Ironwood Pharmaceuticals, Inc., Vertex Pharmaceuticals Incorporated, and Sunovion Pharmaceuticals, Inc. Mr. Crowley is a Certified Public Accountant and holds B.S. degrees in Economics and Accountancy from Babson College. We believe Mr. Crowley is qualified to serve on the Parent Board because of his extensive finance and operational experience in the global life sciences industry.

Michelle Doig has served as a member of the Caldera Board since January 2026. Since December 2016, Ms. Doig has been a Partner and the Head of Corporate Development at Omega Funds, a biotechnology venture capital firm. From November 2020 to January 2023, she served as President and a member of the board of directors of Omega Alpha SPAC, a blank check company formed for the purpose of effecting a business combination focused on the healthcare or healthcare-related industries. She has served as a member of the board of directors of Artios Pharma Ltd, a biotechnology company, since July 2021. Ms. Doig previously served on the board of directors of BridgeBio Oncology Therapeutics, Inc. from April 2024 to June 2026 and of Nuvation Bio Inc. from July 2019 to June 2021. Prior to her service with Omega Funds, she was Head of Corporate Finance at Third Rock Ventures from November 2013 to December 2016. From 2004 to 2013, she was Principal at Abingworth LLP. Ms. Doig has also worked as a life sciences investment banker with Lehman Brothers (London), J.P. Morgan (New York), and Morgan Stanley Canada (Toronto). She received a degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario. We believe that Ms. Doig is qualified to serve on the Parent Board because of her significant industry experience, including as an investor in the biopharmaceutical industry.

Michael Gladstone has served as a member of the Caldera Board since April 2025. Mr. Gladstone has served as a partner at Atlas Venture, a biotechnology venture capital firm, since June 2020, where he previously served as principal from May 2015 to June 2020. Earlier in his career, Mr. Gladstone worked at L.E.K. Consulting, a global strategy consulting firm, and conducted HIV vaccine research in the Viral Pathogenesis department of Beth Israel Deaconess Medical Center. Mr. Gladstone currently serves as a member of the board of directors of Diagonal Therapeutics, Inc. since 2022, Pheon Therapeutics, Inc. since 2022, and Ethyreal Bio, Inc. since 2023. Mr. Gladstone previously served as a member of the board of directors of Kailera Therapeutics, Inc. from June 2024 to April 2026, Third Harmonic Bio, Inc. from April 2019 to August 2025, Day One Biopharmaceuticals, Inc. from 2019 to June 2025, Versanis Bio, Inc. (acquired by Eli Lilly and Company) from August 2021 to August 2023, and Aiolos Bio, Inc. (acquired by GSK plc) from June 2023 to February 2024. Mr. Gladstone holds an A.B. in biochemical sciences from Harvard University. We believe that Mr. Gladstone is qualified to serve on the Parent Board because of his significant experience as an investor and a director in the biopharmaceutical industry.

Aaron Royston, M.D., M.B.A., has served as a member of the Caldera Board since April 2025. Dr. Royston has been a managing partner at venBio Partners, LLC, a life sciences investment firm, since November 2015. Prior to joining venBio Partners, LLC, Dr. Royston held various positions at Vivo Capital LLC, Bain & Company, Inc., and Mount Sinai Medical Center. Dr. Royston has served as a member of the board of directors of Achieve Life Sciences, Inc., a late-stage clinical specialty pharmaceutical company, since April 2026 and Attovia Therapeutics, Inc., a clinical-stage biopharmaceutical company, since June 2023. Dr. Royston previously served as a member of the board of directors of RayzeBio, Inc., a biotechnology company, from August 2020 to November 2023, Ventyx Biosciences, Inc., a biotechnology company, from March 2021 to January 2023, and Akero Therapeutics, a biotechnology company, from June 2018 to August 2019. He serves and has served on the board of directors of numerous private biotechnology companies. Dr. Royston holds an M.D. and M.B.A. from the University of Pennsylvania and a B.S. in Biological Sciences from Duke University. We believe that Dr. Royston is qualified to serve on the Parent Board because of his clinical and biotechnology industry experience and his extensive service as a director of other biopharmaceutical companies.

Xiaodi Su, Ph.D., has served as a member of the Caldera Board since April 2025. Dr. Su is a managing director at Lilly Asia Ventures (“LAV”). Prior to joining LAV in November 2017, she worked at L.E.K. Consulting, a global strategy consulting firm, from September 2015 to November 2017. Dr. Su was also a post-doctoral researcher at the Hospital for Special Surgery. Dr. Su holds a Ph.D. in Immunology from the Weill Cornell Graduate School of Medical Sciences and a B.S. in Biological Sciences from Fudan University. We believe that Dr. Su is qualified to serve on the Parent Board because of her experience as an investor in the biopharmaceutical industry.

Classified Board of Directors

In accordance with the terms of the Parent Charter, the Parent Board will be divided into three staggered classes of directors. At each annual meeting of Parent’s stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of Parent’s stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Parent’s directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the first annual meeting of our stockholders held following the Mergers;

•	the Class II directors will be and , and their terms will expire at the second annual meeting of our stockholders held following the Mergers; and

•	the Class III directors will be and , and their terms will expire at the third annual meeting of our stockholders held following the Mergers.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. The Parent Charter and the Parent Bylaws authorize only the Parent Board to fill vacancies on the Parent Board. This classification of the Parent Board may have the effect of delaying or preventing changes in control of Parent. See the section titled “Description of Parent Capital Stock — Anti-Takeover Provisions — Parent Charter and Parent Bylaw Provisions” for additional information.

Family Relationships

There are no family relationships among any of Parent’s proposed directors and executive officers.

Director Independence

Prior to the consummation of the Mergers, an application will be made to list the Parent Common Stock on NYSE American. Under the rules of NYSE American, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the date of listing. In addition, the rules of NYSE American require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of NYSE American, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the Closing. Additionally, compensation committee members must not have a relationship with Parent that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

We expect that, upon the Closing, all of Parent’s directors, except for Dr. Tipirneni, will be “independent directors” as defined under the current NYSE American listing standards and SEC rules and regulations.

Board Leadership Structure

We expect that the Parent Board will maintain the flexibility to determine whether the roles of Chair of the Parent Board and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of Parent at a given point in time. We believe that this flexibility is in the best interest of Parent and that a one-size-fits-all approach to corporate governance, with a mandated independent Chair, would not result in better governance or oversight.

     is expected to serve as the Chair of the Parent Board and Dr. Tipirneni is expected to serve as Chief Executive Officer. We believe    is especially qualified for this role based on    . Further, the Parent Board believes such separation is appropriate, as it enhances the accountability of the Chief Executive Officer to the board of directors and strengthens the independence of the board of directors from management. Any changes to the leadership structure of the Parent Board, if made, will be promptly disclosed on the investor relations section of Parent’s website and in its proxy materials. The Parent Board, in its sole discretion, may seek input from its stockholders on the leadership structure of the Parent Board.

Role of the Board in Risk Oversight

Risk assessment and oversight will be an integral part of Parent’s governance and management processes. The Parent Board will encourage management to promote a culture that incorporates risk management into Parent’s corporate strategy and day-to-day business operations. Management will discuss strategic and operational risks at regular management meetings, and conduct specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Parent. Throughout the year, senior management will review these risks with the Parent Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and present the steps taken by management to mitigate or eliminate such risks.

The Parent Board will not have a standing risk management committee, but rather will administer this oversight function directly through the Parent Board as a whole, as well as through various standing committees of the Parent Board that address risks inherent in their respective areas of oversight. The Parent Board believes that this allocation of risk oversight responsibility, combined with the separation of the roles of Chair of the Parent Board and Chief Executive Officer described above, is appropriate for Parent. While the Parent Board will be responsible for monitoring and assessing strategic risk exposure, Parent’s audit committee is responsible for overseeing Parent’s major financial risk exposures and the steps Parent’s management has taken to monitor and control these exposures. Pursuant to its charter and Parent’s related person transaction policy, the audit committee will also review and approve or ratify any related person transactions. Parent’s nominating and corporate governance committee will monitor the effectiveness of Parent’s corporate governance policies. Parent’s compensation committee will assess and monitor whether any of Parent’s compensation policies and programs has the potential to encourage excessive risk-taking.

Cybersecurity Risk Oversight

Securing the information of participants in Parent’s studies, medical professionals, employees, service providers, and other third parties will be important to Parent. We expect Parent to adopt physical, technological, and administrative controls on data security, and have a defined procedure for data incident detection, containment, response, and remediation. While everyone at Parent will play a part in managing these risks, oversight responsibility will be shared by the Parent Board, Parent’s audit committee, and management. Parent’s information technology team will provide regular cybersecurity updates in the form of written reports and presentations to Parent’s audit committee. Additionally, Parent will leverage industry standard frameworks to drive strategic direction and maturity improvement. Parent will also engage third-party security experts for risk assessments and program enhancements and maintain information security risk insurance coverage.

Committees of the Board of Directors

Following the Closing, Parent will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the Closing. In addition, from time to time, special committees may be established under the direction of the Parent Board when necessary to address specific issues.

Each of the below committees will have a written charter approved by the Parent Board. Copies of each charter will be posted on the investor relations page of Parent’s website. Members that serve on these committees will serve until their resignation or until otherwise determined by the Parent Board.

Audit Committee

Following the Closing, we expect that Parent’s audit committee will be composed of be    ,    and    .    is expected to serve as the chair of Parent’s audit committee. We expect that the composition of our audit committee will meet the requirements for independence under the current NYSE American listing standards and SEC rules and regulations, and that each member of our audit committee will be financially literate. In addition, we expect that     will qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.

Parent’s audit committee will be directly responsible for, among other things:

•	selecting and hiring Parent’s independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of Parent’s independent registered public accounting firm;

•	the preparation of the audit committee report to be included in Parent’s annual proxy statement;

•	oversight of Parent’s compliance with legal and regulatory requirements;

•	assisting the Parent Board with risk assessment and management, including cybersecurity risk management;

•	oversight of Parent’s accounting and financial reporting processes, including financial statement audits and the integrity of consolidated financial statements; and

•	reviewing and approving related-person transactions.

Compensation Committee

Following the Closing, we expect that Parent’s compensation committee will be composed of be    ,    and    .    is expected to serve as the chair of Parent’s compensation committee. We expect that each member of our compensation committee will be a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and will meet the requirements for independence under the current NYSE American listing standards and SEC rules and regulations.

Parent’s compensation committee will be directly responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by the Parent Board;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, executive officers and employees.

Nominating and Corporate Governance Committee

Following the Closing, we expect that Parent’s nominating and governance committee will be composed of    ,    and    .    is expected to serve as the chair of Parent’s nominating and corporate governance committee. We expect that each member of our nominating and governance committee will meet the requirements for independence under the current NYSE American listing standards.

Parent’s nominating and corporate governance committee will be directly responsible for, among other things:

•	identifying, considering and recommending candidates for membership on the Parent Board;

•	overseeing the process of evaluating the performance of the Parent Board; and

•	advising the Parent Board on environmental, social and other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the proposed members of Parent’s compensation committee is, or during the last completed fiscal year was, an officer or employee of Parentor any of its subsidiaries, and none of them was formerly an officer of Parent or any of its subsidiaries. None of Parent’s proposed executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more of its executive officers who is proposed to serve on the Parent Board or Parent’s compensation committee.

Code of Business Conduct and Ethics

We expect that the Parent Board will adopt a code of business conduct and ethics that applies to all of Parent’s employees, officers and directors, including Parent’s Chief Executive Officer, principal financial and accounting officers, and other executive and senior officers and that satisfies the definition of a “code of ethics” under Item 406 of Regulation S-K. The full text of Parent’s code of business conduct and ethics will be posted on the investor relations page of Parent’s website at      upon the Closing. The reference to Parent’s website address in this prospectus does not include or incorporate by reference the information on Parent’s website into this prospectus. We intend to disclose future amendments to certain provisions of Parent’s code of business conduct and ethics, or waivers of these provisions, on Parent’s website or in public filings to the extent required by the applicable rules.

Non-Employee Director Compensation

The Parent Board expects to adopt a non-employee director compensation policy to be effective following the Closing.

Limitations of Liability and Indemnification

The Parent Charter will limit the personal liability of Parent’s directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. The Parent Bylaws will require Parent to indemnify its directors and officers to the fullest extent permitted by the DGCL and will permit Parent to grant indemnification and advancement rights to its other employees and agents. Subject to certain limitations, the Parent Bylaws will also require Parent to advance expenses incurred by its directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We expect Parent to enter into separate indemnification agreements with its directors, executive officers and certain of its key employees, in addition to the indemnification provided for in the Parent Charter and Parent Bylaws. These agreements, among other things, will require Parent to indemnify its directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to Parent or any of its subsidiaries or any other company or enterprise to which these individuals provide services at Parent’s request. Subject to certain limitations, Parent’s indemnification agreements will also require it to advance expenses incurred by its directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We expect that Parent will also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the Parent Charter and Parent Bylaws may discourage stockholders from bringing a lawsuit against Parent’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Parent’s directors and officers, even though an action, if successful, might benefit Parent and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that Parent pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of Parent’s directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Parent, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Compensation Plans

Each of Synlogic’s 2015 Employee Stock Purchase Plan, Synlogic’s 2017 Stock Incentive Plan, Synlogic’s 2023 Inducement Equity Incentive Award Plan, and Synlogic’s 2025 Equity Incentive Plan will be terminated effective on the day prior to the Closing. The Parent 2026 Plan and the Parent 2026 ESPP will become effective immediately preceding the Closing of the Mergers, subject to approval by Parent’s, Synlogic’s and Caldera’s stockholders. Subject to the approval of the Parent 2026 Plan prior to the Synlogic Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Parent 2026 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF PARENT

The following table sets forth certain information regarding beneficial ownership of Parent Common Stock immediately after consummation of the Concurrent Financing and the Mergers, assuming the consummation of the Mergers occurred on     , 2026 for:

•	each person, or group of affiliated persons, expected by Synlogic and Caldera to become the beneficial owner of more than 5% of the outstanding Parent Common Stock;

•	each named executive officer and director of Parent; and

•	all of Parent’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of     , 2026 upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Synlogic and Caldera believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on      shares of Parent Common Stock expected to be outstanding upon consummation of the Mergers, after giving effect to the Concurrent Financing. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Parent’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Mergers, former Caldera stockholders as of immediately prior to the Mergers, excluding shares of Caldera Common Stock purchased in the Concurrent Financing, are expected to own approximately   % of the outstanding shares of capital stock of Parent, former Synlogic stockholders are expected to own approximately   % of the outstanding shares of capital stock of Parent and the Investors are expected to own shares representing approximately   % of the outstanding shares of capital stock of Parent, subject to certain assumptions, including, but not limited to, (i) a valuation for Synlogic of $18.0 million, assuming Synlogic has net cash of $6.0 million as of the Closing of the Mergers, (ii) a valuation for Caldera of $500.0 million, and (iii) the relative capitalization of Synlogic and Caldera.

The table below assumes that, based on Synlogic’s and Caldera’s capitalization as of     , 2026: (i) the Synlogic exchange ratio is estimated to be equal to approximately      shares of Parent Common Stock, and (ii) the Caldera exchange ratio is estimated to be equal to approximately      shares of Parent common stock. The estimated exchange ratio for was derived on a fully diluted basis as of     , 2026 per the terms and conditions of the merger agreement, using a stipulated value of Synlogic of approximately $    million (including the Concurrent Financing) and of Caldera of approximately $    million.

Unless otherwise indicated in the following table, the address for each person named in the table is: c/o Caldera Therapeutics, Inc., 300 Technology Square, 8th Floor, Cambridge, MA 02139.

Beneficial Ownership After the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
%
%
%
%
Directors and Named Executive Officers:
%
%
%
%
%
%
All executive officers and directors as a group (persons)		%

*	Indicates less than one percent (1%) ownership.
(1)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Synlogic Transactions

The following is a description of any transactions occurring since January 1, 2023 and any currently proposed transactions to which Synlogic was a party and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of Synlogic, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

Except as set forth herein and in the section entitled “The Mergers — Interests of the Synlogic Directors and Executive Officers in the Mergers,” there were no transactions to which Synlogic was a party from January 1, 2023 through the date of this proxy statement/prospectus with Synlogic’s directors and executive officers and beneficial owners of more than 5% of Synlogic’s voting securities and their affiliates.

Warrant Amending Agreements

In October 2023, in an underwritten public offering, Synlogic issued to certain purchasers common warrants (the “October 2023 Warrants”) to purchase up to an aggregate of 7,394,363 shares of Synlogic Common Stock exercisable at $3.408 per share, subject to adjustment. On July 27, 2026, Synlogic entered into warrant amending agreements with all the holders of the October 2023 Warrants to (i) reduce the exercise price of the October 2023 Warrants to $0.70 per warrant share and (ii) remove such holders’ right to require Synlogic or a successor entity to redeem the October 2023 Warrants for cash in an amount equal to the Black-Scholes value of the unexercised portion thereof, concurrently with or within 30 days following the consummation of a fundamental transaction. The holders of the October 2023 Warrants include NEA 14, which owns approximately 24% of the outstanding Synlogic Common Stock. NEA holds October 2023 Warrants to purchase 2,640,845 shares of Synlogic Common Stock.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer.

Change of Control and Severance Benefits Agreements

See the section entitled “Synlogic Executive Officer Compensation — Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control” in this proxy statement/prospectus.

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction.

Caldera Transactions

The following is a description of transactions or series of transactions since Caldera’s formation in April 2025, to which Caldera was or is to be a participant, in which:

•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of Caldera’s total assets; and

•

in which any of Caldera’s executive officers, directors or holders of five percent or more of any class of Caldera’s capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for Caldera’s named executive officers and directors are described elsewhere in this proxy statement/prospectus under “Executive Compensation of Caldera” and “Director Compensation of Caldera” beginning on pages 293 and 299, respectively, of this proxy statement/prospectus.

Agreements Related to the Mergers

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Caldera entered into the Lock-Up Agreements, pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Parent Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the 180-day period following the Synlogic Effective Time. Caldera stockholders who have executed lock-up agreements as of August 15, 2026 owned in the aggregate over 96% of the outstanding Caldera Common Stock on a fully diluted basis.

The Lock-Up Agreements are discussed in greater detail in the section entitled “Agreements Related to the Mergers — Lock-Up Agreements” in this proxy statement/prospectus.

Concurrent Financing

Concurrently with entering into the Merger Agreement, Caldera entered into the Securities Purchase Agreement with the Investors. Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Caldera agreed to sell, and the Investors agreed to purchase, an aggregate of approximately $278.0 million worth of shares of Caldera Common Stock in the Concurrent Financing. The price per share is equal to the Caldera Equity Value (as defined in the Merger Agreement) divided by the number of shares of Caldera Common Stock outstanding as of immediately prior to the Closing. Shares of Caldera Common Stock issued pursuant to the Concurrent Financing will be converted into shares of Parent Common Stock in accordance with the terms of the Merger Agreement. The Closing of the Concurrent Financing is anticipated to occur on or about the date of the Closing, subject to the satisfaction of customary closing conditions, including (i) Caldera’s receipt of aggregate proceeds under the Securities Purchase Agreement of not less than $278.0 million, (ii) that the Closing of the Mergers shall be set to occur substantially concurrently with the Closing under the Securities Purchase Agreement, and (iii) that Synlogic shall have obtained the stockholder approval required under the Merger Agreement. The Securities Purchase Agreement contains customary representations and warranties of Caldera, on the one hand, and the Investors, on the other hand, and customary indemnification provisions.

The following table summarizes the Concurrent Financing commitment amount of holders of more than 5% of Caldera’s outstanding capital stock. Please refer to the section titled “Security Ownership of Certain Beneficial Owners of Caldera” for additional information regarding the shares held by these entities.

Name of Stockholder	Commitment Amount (approximate)
Entity affiliated with Atlas Venture (1)	$17,000,000
Entities affiliated with Janus Henderson (2)	$15,000,000
Entities affiliated with LAV (3)	$15,000,000
Omega Fund VIII, L.P. (4)	$17,000,000
venBio Global Strategic Fund V, L.P. (5)	$17,000,000
Entities affiliated with Wellington Management (6)	$15,000,000

(1)	Atlas Venture Fund XIV beneficially owns more than 5% of Caldera’s outstanding capital stock. Mr. Gladstone is a partner at Atlas Venture and a member of Caldera’s Board.
(2)

Reflects a total commitment amount allocated between Janus Henderson Biotech Innovation Master Fund Limited and Janus Henderson Biotech Innovation Master Fund II Limited. Janus Henderson Biotech Innovation Master Fund Limited beneficially owns more than 5% of Caldera’s outstanding capital stock.

(3)

Reflects a total commitment amount allocated among LAV Star Opportunities Limited, LAV Star Limited and LAV Public Equity Master Fund. LAV Fund VI, L.P. and LAV Fund VI Opportunities, L.P. together beneficially own more than 5% of Caldera’s outstanding capital stock. Dr. Su is a managing director at LAV and a member of Caldera’s Board.

(4)	Omega Fund VIII, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Ms. Doig is a Partner and the Head of Corporate Development at Omega Funds and a member of Caldera’s Board.
(5)	venBio Global Strategic Fund V, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Dr. Royston is a managing partner at venBio Partners, LLC and a member of Caldera’s Board.
(6)

Reflects a total commitment amount allocated among Fiducian Technology Fund, Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Biotechnology Portfolio, Wellington Biotechnology Long/Short Fund (Bermuda) L.P., Wellington Biotechnology Long/Short Fund, L.P., Wellington Master Emerging Alternatives Fund (Cayman) L.P., Wellington Biomedical Innovation Master Investors (Cayman) II L.P., and Wellington Private Investments Opportunities SPV 8, LLC. Wellington Biomedical Innovation Master Investors (Cayman) II L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock.

Registration Rights Agreement

Parent and Caldera have also entered into the Registration Rights Agreement with the Investors in connection with the Concurrent Financing. Pursuant to the Registration Rights Agreement, Parent will prepare and file a resale registration statement with the SEC within 30 calendar days following the Closing. Parent will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date. The Registration Rights Agreement includes customary indemnification provisions.

The Securities Purchase Agreement and the Registration Rights Agreement are discussed in greater detail in the section entitled “Agreements Related to the Mergers — Concurrent Financing Agreements” in this proxy statement/prospectus.

SAFE Financing

In April 2025, Caldera sold and issued Simple Agreements for Future Equity (“SAFEs”) in the aggregate amount of approximately $11 million (the “SAFE Financing”). Pursuant to the SAFEs, each investor was entitled to receive shares of Caldera’s capital stock upon the occurrence of certain events, including any preferred stock financing. In addition, each investor was entitled to receive certain cash amounts upon the liquidation, dissolution or winding up of Caldera or a specified liquidity event. In connection with the Series A Preferred Stock financing described below, the SAFEs were converted into shares of Caldera’s Series A Preferred Stock (as defined below).

The following table summarizes the SAFEs purchased by holders of more than 5% of Caldera’s outstanding capital stock. Please refer to the section titled “Security Ownership of Certain Beneficial Owners of Caldera” for additional information regarding the securities held by these entities.

Name of Stockholder	Total Amount
Atlas Venture Fund XIV (1)	$3,666,666
Entities affiliated with LAV (2)	$3,666,666
venBio Global Strategic Fund V, L.P. (3)	$3,666,666

(1)	Atlas Venture Fund XIV beneficially owns more than 5% of Caldera’s outstanding capital stock. Mr. Gladstone is a partner at Atlas Venture and a member of Caldera’s Board.
(2)

Reflects SAFEs purchased by LAV Fund VI, L.P. and LAV Fund VI Opportunities, L.P., which together beneficially own more than 5% of Caldera’s outstanding capital stock. Dr. Su is a managing director at LAV and a member of Caldera’s Board.

(3)	venBio Global Strategic Fund V, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Dr. Royston is a managing partner at venBio Partners, LLC and a member of Caldera’s Board.

Qyuns License Agreement and Restricted Stock Purchase Agreement

On April 23, 2025, Caldera entered into, as amended by Amendment #1 thereto, dated November 21, 2025 (as amended, the Qyuns License Agreement). See the section titled “Business of Caldera — License Agreement” for additional information regarding the Qyuns License Agreement. In consideration for the rights granted under the Qyuns License Agreement, Caldera paid a $10 million upfront license fee and issued to Qyuns 16,890,426 shares of Caldera Common Stock pursuant to a Restricted Stock Purchase Agreement by and between Qyuns and Caldera (the “Qyuns RSPA”). The Qyuns RSPA includes a customary market standoff provision, under which Qyuns agreed to not sell or otherwise dispose of any of the shares issued under the Qyuns RSPA for a period of time not to exceed 180 days after any registered public offering of Caldera’s securities. In May 2025, Qyuns transferred the shares issued under the Qyuns RSPA to Linkbio Limited, which is an affiliate of Qyuns.

Qyuns beneficially owns more than 5% of Caldera’s outstanding capital stock.

Jiangsu Cellularforce

Jiangsu Cellularforce was contracted as Caldera’s CDMO to develop, manufacture, test, and support regulatory filings for CLD-423 drug substance, drug product, and placebo intended for global clinical trials. Jiangsu Cellularforce is a wholly owned subsidiary of Qyuns, and Qyuns beneficially owns more than 5% of Caldera’s outstanding capital stock. Fees incurred by Caldera with respect to Jiangsu Cellularforce during the period from April 9, 2025 (inception) through December 31, 2025 were $0.4 million, of which $0.2 million were included in accrued expenses and other current liabilities at the end of the period. Fees incurred by Caldera with respect to Jiangsu Cellularforce during the six months ended June 30, 2026 were $4.7 million, with $2.1 million included in accounts payable at the end of the period.

Series A Convertible Preferred Stock Financing

In May 2025, pursuant to a Series A Preferred Stock Purchase Agreement by and between Caldera and the investors party thereto (the “Series A SPA”), Caldera sold and issued an aggregate of 30,000,000 shares of its Series A convertible preferred stock (“Series A Preferred Stock”) at a price per share of $1.00 for total gross proceeds (inclusive of the $11 million raised in the SAFE Financing) of $30 million. An aggregate of

10,999,998 shares of Series A Preferred Stock were issued pursuant to the conversion of the SAFEs issued in the SAFE Financing. Immediately prior to the Caldera Effective Time, each share of Series A Preferred Stock will automatically convert into one share of Caldera Common Stock and at the Caldera Effective Time, each share of Caldera Common Stock will automatically convert into the right to receive a number of shares of Parent Common Stock determined in accordance with the Merger Agreement.

In December 2025, pursuant to the Series A SPA, Caldera sold and issued an aggregate of 45,000,000 additional shares of Series A Preferred Stock at a price per share of $1.00 for total gross proceeds of $45 million.

The following table summarizes the Series A Preferred Stock purchased by holders of more than 5% of Caldera’s outstanding capital stock. Please refer to the section titled “Security Ownership of Certain Beneficial Owners of Caldera” for additional information regarding the shares held by these entities.

Name of Stockholder	Shares of Series A Preferred Stock	Total Cash Purchase Price (including amounts invested in SAFEs)
Atlas Venture Fund XIV (1)	25,000,000	$25,000,000
Entities affiliated with LAV (2)	25,000,000	$25,000,000
venBio Global Strategic Fund V, L.P. (3)	25,000,000	$25,000,000

(1)	Atlas Venture Fund XIV beneficially owns more than 5% of Caldera’s outstanding capital stock. Mr. Gladstone is a partner at Atlas Venture and a member of Caldera’s Board.
(2)

Consists of shares of Series A Preferred Stock purchased by LAV Fund VI, L.P. and LAV Fund VI Opportunities, L.P. which together beneficially own more than 5% of Caldera’s outstanding capital stock. Dr. Su is a managing director at LAV and a member of Caldera’s Board.

(3)	venBio Global Strategic Fund V, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Dr. Royston is a managing partner at venBio Partners, LLC and a member of Caldera’s Board.

Series A-1 Convertible Preferred Stock Financing

In January 2026, Caldera sold and issued an aggregate of 26,785,713 shares of its Series A-1 convertible preferred stock (“Series A-1 Preferred Stock”) at a price per share of $1.40 for total gross proceeds of approximately $37.5 million. Immediately prior to the Caldera Effective Time, each share of Caldera’s Series A-1 Preferred Stock will automatically convert into one share of Caldera Common Stock and at the Caldera Effective Time, each share of Caldera Common Stock will automatically convert into the right to receive a number of shares of Parent Common Stock determined in accordance with the Merger Agreement.

The following table summarizes the Series A-1 Preferred Stock purchased by holders of more than 5% of Caldera’s outstanding capital stock. Please refer to the section titled “Security Ownership of Certain Beneficial Owners of Caldera” for additional information regarding the shares held by these entities.

Name of Stockholder	Shares of Series A-1 Preferred Stock	Total Cash Purchase Price (approximate)
Omega Fund VIII, L.P. (1)	14,285,714	$20,000,000
Wellington Biomedical Innovation Master Investors (Cayman) II L.P. (2)	7,142,857	$10,000,000
Janus Henderson Biotech Innovation Master Fund Limited (3)	5,357,142	$7,500,000

(1)	Omega Fund VIII, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Ms. Doig is a Partner and the Head of Corporate Development at Omega Funds and a member of Caldera’s Board.
(2)	Wellington Biomedical Innovation Master Investors (Cayman) II L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock.

(3)	Janus Henderson Biotech Innovation Master Fund Limited beneficially owns more than 5% of Caldera’s outstanding capital stock.

Investor Agreements

In connection with the preferred stock financings described above, Caldera entered into an investors’ rights agreement, voting agreement and right of first refusal and co-sale agreement, in each case, with certain holders of Caldera’s convertible preferred stock, including entities with which certain of Caldera’s directors are affiliated and who hold more than 5% of Caldera’s outstanding capital stock. These agreements will terminate immediately prior to the Caldera Effective Time.

Founder Stock

In connection with Caldera’s founding in April 2025, Caldera offered and sold to certain of its executive officers restricted shares of Caldera Common Stock (“Restricted Stock”) for $0.00001 per share, which the Caldera Board determined to be the fair market value of the Caldera Common Stock on the date of grant, subject to a right of repurchase. The Restricted Stock vested as to 25% of the shares in April 2026 and thereafter vests as to 1/48th of the original number of shares each month thereafter, subject to the applicable executive officer’s continued employment with Caldera through the applicable vesting date. Vesting is subject to acceleration upon certain terminations of each named executive officer’s employment.

Caldera also offered and sold unrestricted shares of Caldera Common Stock to certain holders of more than 5% of Caldera’s outstanding capital stock, also for $0.00001 per share.

The number of shares sold to each executive officer or 5% holder is as follows:

Name	Shares of Unrestricted Stock	Shares of Restricted Stock
Praveen Tipirneni, M.D., M.B.A.	—	1,175,940
Liangsu Wang, Ph.D.	—	2,116,691
Aaron Pelta, M.B.A.	—	1,999,098
Zhong Liu, Ph.D.	—	1,763,910
Atlas Venture Fund XIV, L.P. (1)	2,500,000	—
Entities affiliated with LAV (2)	2,500,000	—
venBio Global Strategic Fund V, L.P. (3)	2,500,000	—

(1)	Atlas Venture Fund XIV beneficially owns more than 5% of Caldera’s outstanding capital stock. Mr. Gladstone is a partner at Atlas Venture and a member of Caldera’s Board.
(2)

Consists of shares purchased by LAV Fund VI, L.P. and LAV Fund VI Opportunities, L.P. which together beneficially own more than 5% of Caldera’s outstanding capital stock. Dr. Su is a managing director at LAV and a member of Caldera’s Board.

(3)	venBio Global Strategic Fund V, L.P. beneficially owns more than 5% of Caldera’s outstanding capital stock. Dr. Royston is a managing partner at venBio Partners, LLC and a member of Caldera’s Board.

Indemnification Agreements

The Parent Charter will contain provisions limiting the liability of directors and officers of Parent, and the Parent Bylaws will provide that Parent will indemnify each of its directors and each officer designated by the Parent Board as entitled to indemnification under the Parent Bylaws to the fullest extent permitted by the DGCL. The Parent Bylaws will also provide that the rights conferred thereunder are not exclusive of any other rights that a person may have or acquire under any statute, the Parent Charter, the Parent Bylaws, any agreement, any vote or consent of Parent’s stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. In addition, the Parent Bylaws will provide that Parent has the power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law.

Caldera has entered, and Parent will enter, into separate indemnification agreements with each of its directors and executive officers. Caldera’s indemnification agreements provide, and Parent’s indemnification agreements will provide, that Caldera, or Parent, as applicable, will indemnify each of their respective directors and officers against any and all expenses incurred by that director or officer because of his or her status as one of Caldera’s or Parent’s, as applicable, directors and/or officers or while serving in such capacity, is or was serving or has agreed to serve as a director, officer, employee or agent of another entity, to the fullest extent permitted by the DGCL, Caldera’s or Parent’s certificate of incorporation and bylaws. In addition, Caldera’s indemnification agreements provide, and Parent’s indemnification agreements will provide, that, to the fullest extent permitted by the DGCL, Caldera or Parent, as applicable, will advance all expenses incurred by their respective directors and officers in connection with a legal proceeding involving his or her status as a director or executive officer or while serving in such capacity, is or was serving or has agreed to serve as a director, officer, employee or agent of another entity. The terms of Parent’s indemnification agreements are qualified in their entirety by reference to the actual text of the indemnification agreement, a form of which is filed as an exhibit to this proxy statement/prospectus.

Policies for Approval of Related Party Transactions

Following the Closing, Parent plans to adopt a new written related-person transactions policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of Parent’s policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Parent and any “related person” are participants involving an amount that exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to Parent as an employee, consultant or director will not be considered related-person transactions under this policy. A related person will be any executive officer, director, nominee to become a director or a holder of more than five percent of the Parent Common Stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On July 28, 2026, Synlogic, Parent, Caldera Merger Sub, Synlogic Merger Sub and Caldera entered into the Merger Agreement providing for (1) the Caldera Merger, pursuant to which Caldera Merger Sub will merge with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent, and (2) the Synlogic Merger, pursuant to which Synlogic Merger Sub will merge with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent. The closing of the Concurrent Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and is expected to occur immediately prior to the closing of the Merger. As such, the pro forma adjustments reflect the Merger and the Concurrent Financing. The Merger is expected to close during the fourth quarter of 2026, following the effectiveness of Parent’s registration statement on Form S-4 and receipt of approval by the stockholders of each of Caldera and Synlogic, in the latter case pursuant to the Synlogic Special Meeting. In connection with the Mergers, Parent, which will be renamed “Caldera Therapeutics, Inc.” and Synlogic following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Caldera’s management team and focused on the development of the investigational bispecific antibody CLD-423 for the treatment of IBD and other immune-mediated diseases.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Synlogic common stock (other than excluded shares and shares held by stockholders who have properly exercised appraisal rights) will be automatically converted into the right to receive a number of shares of Parent common stock determined in accordance with the Synlogic Exchange Ratio, (ii) each then-outstanding share of Caldera common stock will be automatically converted into the right to receive a number of shares of Parent common stock determined in accordance with the Caldera Exchange Ratio, (iii) each then-outstanding share of Caldera preferred stock will be automatically converted into the right to receive shares of Parent common stock in accordance with the Caldera Exchange Ratio after giving effect to the conversion of such preferred stock into Caldera common stock pursuant to the Merger Agreement and Caldera’s organizational documents, (iv) each then-outstanding in-the-money Synlogic option will become fully vested and be automatically net exercised into shares of Parent common stock, with the holder receiving the number of net Parent shares determined pursuant to the Merger Agreement after giving effect to the applicable exercise price and withholding taxes, (v) each then-outstanding Synlogic option that is not an in-the-money Synlogic option will be assumed by Parent and converted into an option to purchase shares of Parent common stock, with the number of shares subject to the option and the exercise price adjusted based on the Synlogic Exchange Ratio and otherwise subject to substantially the same terms and conditions as in effect immediately prior to the Effective Time, (vi) each then-outstanding Caldera option will be assumed by Parent and converted into an option to purchase shares of Parent common stock, with the number of shares subject to the option and the exercise price adjusted based on the Caldera Exchange Ratio and otherwise subject to substantially the same terms and conditions as in effect immediately prior to the Effective Time, (vii) each then-outstanding Synlogic warrant will be treated in accordance with its terms and the applicable warrant agreement, and (viii) Parent will assume the Synlogic and Caldera equity plans and become responsible for the administration of the outstanding assumed options following the Effective Time.

The Caldera Exchange Ratio and Synlogic Exchange Ratio were determined pursuant to the terms of the Merger Agreement and are designed to allocate ownership of Parent common stock among the holders of Caldera capital stock, Synlogic common stock and other equity interests entitled to receive Parent common stock in connection with the Mergers. In addition, the capitalization of the Combined Company reflects the consummation of the Concurrent Financing contemplated by the Merger Agreement and related Securities Purchase Agreement. Following the Effective Time, former holders of Caldera capital stock and former holders of Synlogic common stock will hold shares of Parent common stock in the proportions established by the exchange ratio provisions of the Merger Agreement, after giving effect to the Concurrent Financing and the conversion, assumption and treatment of equity awards and other securities as provided therein.

The unaudited pro forma combined balance sheet combines the historical balance sheets of Synlogic and Caldera as of June 30, 2026 and depicts the accounting of the Merger and Concurrent Financing transactions

(collectively, the “transaction”) prepared pursuant to Article 11 of Regulation S-X. The unaudited pro forma combined statements of operations for the six months ended June 30, 2026 for Synlogic and Caldera and for the year ended December 31, 2025 for Synlogic and the period from April 9, 2025 (inception) through December 31, 2025 for Caldera, combine the historical results of Synlogic and Caldera for those periods and depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2025 or the inception date of April 9, 2025. Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are referred to as the “transaction accounting adjustments” or “pro forma adjustments.”

These unaudited pro forma combined financial information and related notes have been derived from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma combined financial information;

•	the historical unaudited financial statements of Synlogic as of and for the six months ended through June 30, 2026, and the related notes included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial statements of Caldera as of and for the six months ended through June 30, 2026, and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of Caldera as of and for the period from April 9, 2025 (inception) through December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of Synlogic as of and for the year ended December 31, 2025, and the related notes included in its Annual Report on Form 10-K filed with the SEC on March 12, 2026; and

•

other information relating to Synlogic and Caldera contained in this proxy statement/prospectus, including “Synlogic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Caldera’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information relating to each of Synlogic and Caldera included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined financial information is based on the assumptions and pro forma adjustments described in the accompanying notes. Adjustments have been made solely for the purpose of providing unaudited pro forma combined financial information. Differences between these preliminary estimates and the final accounting, which is expected to be completed after the closing of the Merger, may occur, and these differences could have a material impact on the accompanying unaudited pro forma combined financial information.

The unaudited pro forma combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information is not necessarily indicative of the financial position or results of operations that may be reported in future periods, or of the results that would have been realized had Synlogic and Caldera been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED

BALANCE SHEET AS OF JUNE 30, 2026

(In thousands)

	As of June 30, 2026		Transaction Accounting Adjustments						As of June 30, 2026
(In thousands, except for share data)	4(A) Synlogic Inc.	4(B) Caldera Therapeutics, Inc.	Financing Transactions	Notes		Other Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$13,183	$76,976	$278,000	4	(a)				$341,117
						50	4	(b)
						1	4	(e)
						(931)	4	(f)
						(4,025)	4	(g)
						(157)	4	(i)
						(21,770)	4	(m)
						(210)	4	(n)
Prepaid expenses and other current assets	245	512				(245)	4	(h)	512

Total current assets	13,428	77,488	278,000			(27,287)			341,629

Deferred financing costs	—	210				(210)	4	(n)	—
Restricted Cash	50	—				(50)	4	(b)	—
Other assets	—	630							630

Total assets	$13,478	$78,328	$278,000			$(27,547)			$342,259

Liabilities, convertible preferred stock and Stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$80	$4,897				—			$4,977
Accrued expenses and other current liabilities	1,036	2,262				(879)	4	(f)	2,052
						(157)	4	(i)
						(210)	4	(n)
Purchase Warrant Liability	345	—				—			345

Total current liabilities	1,461	7,159	—			(1,246)			7,374

Total liabilities	1,461	7,159	—			(1,246)			7,374

Convertible preferred stock	—	112,197				(112,197)	4	(l)	—
Stockholders’ equity (deficit):
Caldera Common stock	—	—				—	4	(o)	—
Synlogic Common stock	12					(12)	4	(c)	—
Treasury Stock at cost (282,070 shares at June 30, 2026)	(2,518)	—				2,518	4	(d)	—
Parent Common Stock, par value $0.00001			3	4	(a)				3
						—	4	(c)
						—	4	(e)
						3	4	(l)
						1	4	(o)

	As of June 30, 2026		Transaction Accounting Adjustments						As of June 30, 2026
(In thousands, except for share data)	4(A) Synlogic Inc.	4(B) Caldera Therapeutics, Inc.	Financing Transactions	Notes		Other Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet
Additional paid-in capital	457,041	1,363	277,997	4	(a)				377,325
						12	4	(c)
						(2,518)	4	(d)
						1	4	(e)
						10	4	(j)
						(446,789)	4	(k)
						112,194	4	(l)
						(21,770)	4	(m)
						(210)	4	(n)
						(1)	4	(o)
Accumulated deficit	(442,518)	(42,391)				(4,025)	4	(g)	(42,443)
						(52)	4	(f)
						(245)	4	(h)
						(10)	4	(j)
						446,789	4	(k)

Total stockholders’ equity (deficit)	12,017	(41,028)	278,000			85,896			334,885

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$13,478	$78,328	$278,000			$(27,547)			$342,259

See accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF

OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026

(In thousands, except share and per share amounts)

	For the Six Months Period ended June 30, 2026		Transaction Accounting Adjustments	Notes		Pro Forma Combined	Notes
(In thousands, except for share data)	5(A) Synlogic Inc.	5(B) Caldera Therapeutics, Inc.
Operating expenses:
Research and development	$59	$13,281	$—			$13,340
General and administrative	1,892	2,279	52	4	(f)	4,223
Restructuring and other charges	380	—	—			380

Total operating expenses	2,331	15,560	52			17,943

Loss from operations	(2,331)	(15,560)	(52)			(17,943)

Other income (expense), net
Interest and investment income	248	1,338	—			1,586
Change in fair value of purchase warrant liability	2,221	—	—			2,221
Foreign exchange gain or loss, net	—	(7)	—			(7)

Income (loss) before income tax expense	138	(14,229)	(52)			(14,143)

Income tax expense	—	(3)	—			(3)

Net income (loss) and comprehensive loss	$138	$(14,232)	$(52)			$(14,146)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	12,406,266	22,718,659
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	12,407,049	22,718,659
Net income (loss) per share attributable to common stockholders, basic	$0.01	$(0.63)
Net income (loss) per share attributable to common stockholders, diluted	$0.01	$(0.63)
Pro forma net loss per share — basic and diluted						$(0.02)	5	(c)
Weighted-average shares outstanding used in computing pro forma net income (loss) per share attributable to Post-Closing Parent common shares — basic and diluted						678,859,116	5	(c)

See accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share and per share amounts)

	For the Year Ended December 31, 2025		Transaction Accounting Adjustments	Notes		Pro Forma Combined
(In thousands, except for share data)	5(C) Synlogic Inc.	5(D) Caldera Therapeutics, Inc.
Operating expenses:
Research and development	$43	$25,609	$—			$25,652
General and administrative	3,489	2,942	245	5	(a)	6,676
Restructuring and other charges	476	—	10	5	(b)	486

Total operating expenses	4,008	28,551	255			32,814

Loss from operations	(4,008)	(28,551)	(255)			(32,814)

Other income (expense), net
Interest and investment income	695	400	—			1,095
Change in fair value of purchase warrant liability	2,308	—	—			2,308
Foreign exchange gain or loss, net	—	(8)	—			(8)

Loss before income tax expense	(1,005)	(28,159)	(255)			(29,419)

Net loss and comprehensive loss	$(1,005)	$(28,159)	$(255)			$(29,419)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	12,311,909	21,860,256
Net loss per share attributable to common stockholders, basic and diluted	$(0.08)	$(1.29)
Pro forma net loss per share — basic and diluted						$(0.04)	5	(c)
Weighted-average shares outstanding used in computing pro forma net loss per share attributable to Post-Closing Parent common shares — basic and diluted						678,859,116	5	(c)

See accompanying notes to the unaudited pro forma combined financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the Merger

On July 28, 2026, Synlogic, Inc. (“Synlogic”), Caldera Therapeutics, Inc. (“Caldera”), Sonic Holdco, Inc. (“Parent”), Caldera Merger Sub, Inc. and Synlogic Merger Sub, Inc. entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, (i) Caldera Merger Sub, Inc. will merge with and into Caldera, with Caldera surviving as a wholly owned subsidiary of Parent (the “Caldera Merger”), and (ii) immediately thereafter and as part of the same overall transaction, Synlogic Merger Sub, Inc. will merge with and into Synlogic, with Synlogic surviving as a wholly owned subsidiary of Parent (the “Synlogic Merger” and together with the Caldera Merger, the “Mergers”). The Mergers are expected to close following the effectiveness of Parent’s registration statement on Form S-4, receipt of the required approvals of the stockholders of Synlogic and Caldera, satisfaction or waiver of the other closing conditions set forth in the Merger Agreement, and the consummation of the concurrent financing contemplated by the Securities Purchase Agreement. In connection with the Mergers, Parent is expected to be renamed “Caldera Therapeutics, Inc.” Following the closing of the Mergers, Parent is referred to herein as the “Combined Company.” Subject to the terms and conditions of the Merger Agreement, at the closing of the Mergers:

a)

each then-outstanding share of Synlogic common stock (other than excluded shares and shares held by stockholders who have properly exercised appraisal rights) will be converted into the right to receive a number of shares of Parent common stock determined in accordance with the Synlogic Exchange Ratio;

b)

each then-outstanding share of Caldera common stock (other than shares held by stockholders who have properly exercised appraisal rights) will be converted into the right to receive a number of shares of Parent common stock determined in accordance with the Caldera Exchange Ratio;

c)

each then-outstanding share of Caldera preferred stock (other than shares held by stockholders who have properly exercised appraisal rights) will be converted into the right to receive shares of Parent common stock in accordance with the Merger Agreement and the applicable conversion provisions governing such preferred stock;

d)

each then-outstanding in-the-money Synlogic option will become fully vested and will be automatically net exercised into shares of Parent common stock in accordance with the terms of the Merger Agreement;

e)

each then-outstanding Synlogic option that is not an in-the-money Synlogic option will be assumed by Parent and converted into an option to purchase shares of Parent common stock, with the number of shares subject to such option and the exercise price adjusted based on the Synlogic Exchange Ratio;

f)

each then-outstanding option to purchase shares of Caldera common stock will be assumed by Parent and converted into an option to purchase shares of Parent common stock, with the number of shares subject to such option and the exercise price adjusted based on the Caldera Exchange Ratio;

g)	each then-outstanding Synlogic warrant will be treated in accordance with its terms and the applicable warrant agreement; and

h)	Parent will assume the Synlogic equity plans and the Caldera equity plans and will administer the outstanding assumed options following the Effective Time.

Immediately following the Merger, former Synlogic securityholders are expected to own approximately 2.3% of the outstanding capital stock of the Combined Company on a fully diluted basis, former Caldera securityholders (excluding investors participating in the Concurrent Financing) are expected to own approximately 62.8% of the outstanding capital stock of the Combined Company on a fully diluted basis, and investors participating in the Concurrent Financing are expected to own approximately 34.9% of the outstanding capital stock of the Combined Company on a fully diluted basis.

The pro forma ownership of the Combined Company following the consummation of the Mergers reflects (i) the shares of Parent common stock issuable to holders of Synlogic common stock pursuant to the Synlogic Exchange Ratio, (ii) the shares of Parent common stock issuable to holders of Caldera common stock pursuant to the Caldera Exchange Ratio, (iii) the shares of Parent common stock issuable upon the conversion of outstanding Caldera preferred stock in accordance with the terms of the Merger Agreement and Caldera’s organizational documents, (iv) the treatment of outstanding Synlogic and Caldera equity awards as provided in the Merger Agreement, including the automatic net exercise of in-the-money Synlogic options and the assumption of certain outstanding Synlogic and Caldera options by Parent, and (v) the shares of Parent common stock issuable in connection with the Concurrent Financing contemplated by the Securities Purchase Agreement. These estimates are subject to certain assumptions and inputs, including, but not limited to, (a) the amount of Synlogic Net Cash at closing, (b) the completion of the Concurrent Financing for aggregate gross proceeds of approximately $278.0 million, (c) the capitalization of Caldera immediately prior to the Effective Time, including the conversion of outstanding preferred stock, and (d) the capitalization of Synlogic immediately prior to the Effective Time, including the treatment of outstanding options and warrants, in each case as further described in the Merger Agreement. The following table summarizes the pro forma number of shares of Parent common stock outstanding following the consummation of the Mergers and the Concurrent Financing.

	Pro Forma (Assuming Synlogic’s Net Cash at Closing of $6.0 million)
Equity Capitalization Summary (fully diluted basis) Upon Consummation of the Merger	Number of Shares Owned	% Ownership
Caldera stockholders	451,463,895	62.8%
Synlogic stockholders	16,244,362	2.3%
Investors participating in the Concurrent Financing(2)	250,996,962	34.9%

Total common stock of the combined company	718,705,219	100.0%

Consummation of the Mergers is subject to certain closing conditions, including, among other things, (1) approval by the requisite Synlogic stockholders of the adoption of the Merger Agreement and the transactions contemplated thereby, (2) approval by the requisite Caldera stockholders of the transactions contemplated by the Merger Agreement, including the issuance of Parent common stock in connection with the Mergers and the related financing transactions, (3) approval for the listing of Parent common stock on Nasdaq, (4) the effectiveness of Parent’s registration statement on Form S-4, (5) the consummation of the Concurrent Financing contemplated by the Securities Purchase Agreement, and (6) the satisfaction or waiver of the other customary closing conditions set forth in the Merger Agreement.

Private Financing Transaction — Subscription Agreement

In connection with the Mergers, on July 28, 2026, Caldera entered into a Securities Purchase Agreement with certain investors, pursuant to which such investors agreed, subject to the terms and conditions thereof, to purchase shares of Caldera common stock for an aggregate purchase price of approximately $278.0 million in a private financing transaction (the “Concurrent Financing”). The consummation of the Concurrent Financing is a condition to the closing of the Mergers and is expected to occur immediately prior to the Effective Time. Upon the closing of the Mergers, the shares of Caldera common stock issued in the Concurrent Financing will be converted into the right to receive shares of Parent common stock pursuant to the Caldera Exchange Ratio in accordance with the terms of the Merger Agreement. Following the Effective Time, the investors participating in the Concurrent Financing will hold shares of Parent common stock and will own a portion of the outstanding equity of the Combined Company as reflected in the pro forma capitalization and ownership calculations set forth elsewhere in this filing.

2. Basis of Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger. The unaudited pro forma combined statement of operations data for the six months ended June 30, 2026 and the unaudited proforma combined statement of operations for the year ended December 31, 2025 gives effect to the Merger as if it had been consummated on January 1, 2025 for Synlogic and the inception date of April 9, 2025 for Caldera. The unaudited pro forma combined balance sheet as of June 30, 2026 gives effect to the Merger and combines the historical balance sheets of Synlogic and Caldera if the Merger had been consummated on June 30, 2026.

The unaudited pro forma combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of Synlogic’s net cash assumed at the closing date, and (iii) other changes in Synlogic’s assets and liabilities, which are expected to be completed after the closing of the Merger, and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the Combined Company’s future results of operations and financial position.

During the preparation of the accompanying unaudited pro forma combined financial information, Management is not aware of any material differences between Caldera’s accounting policies and the accounting policies of Synlogic. Following the consummation of the Merger, Caldera will conduct a more detailed review of Synlogic’s accounting policies. As a result, Caldera may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

3. Accounting for the Merger

The unaudited pro forma combined financial information gives effect to the Merger, which was accounted for under U.S. GAAP as a reverse recapitalization of Synlogic by Caldera, and not as a business combination under ASC 805, as the transaction is, in essence, the issuance of equity for Synlogic’s net assets, which primarily consisted of nominal operations and nominal other net assets immediately before the Merger. Under this method of accounting, Caldera was considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

•	Immediately prior to the Merger, Caldera is not a variable interest entity as it has sufficient equity at risk in order to fund its next development milestones;

•	Caldera’s stockholders own a substantial majority of the voting rights in the Combined Company through existing ownership and additional interest through the Subscription Agreement;

•	Caldera designated the initial members of the Combined Company board of directors; and

•	Caldera’s executive management team became the management of the Combined Company;

In addition to the factors above, consideration was also given to the name of the combined entity’s headquarters. Upon consummation of the Merger, the combined company is expected to be renamed “Caldera Therapeutics, Inc.” As a result of Caldera being the accounting acquirer, Caldera’s assets and liabilities were recorded at their pre-combination carrying amounts. Synlogic’s assets and liabilities were measured and recognized at their fair values as of the effective time of the Merger. The Company continued to assess observable and unobservable data points to consider fair value estimates through the closing of the transaction. The Company determined that the carrying value of the other acquired operating assets and liabilities approximates fair value, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the net assets of Synlogic following the determination of the actual consideration transferred for Synlogic was reflected as an adjustment to additional paid-in capital. For periods prior to closing of the Merger, the historical financial statements of Caldera became the historical financial statements of the Combined Company. The Merger was accounted for as a reverse recapitalization.

4. Adjustments to Unaudited Pro Forma Combined Balance Sheet as of June 30, 2026

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

4(A) Derived from the unaudited balance sheet of Synlogic as of June 30, 2026.

4(B) Derived from the unaudited balance sheet of Caldera as of June 30, 2026.

Pro forma Adjustments for Financing Transactions:

(4a)

To reflect the issuance of 250,996,962 shares of Caldera common stock, after giving effect to the Exchange Ratio, pursuant to the Subscription Agreement, for an aggregate purchase price of $278.0 million. The issuance of shares in connection with the Subscription Agreement are recorded as the issuance of Caldera common stock at par value with the remaining amount recorded to additional paid-in-capital.

Pro forma Transaction Accounting Adjustments:

(4b)	To reflect the release of $0.05 million of Synlogic’s restricted cash to cash.

(4c)	To reflect the conversion of Synlogic common stock to Parent Common Stock.

(4d)	To reflect the cancellation of Synlogic’s Treasury Stock with corresponding amount recorded as reduction in additional paid-in capital.

(4e)	To reflect the exercise of prefunded warrants and corresponding issuance of 552,309 shares of Synlogic common stock at par value, pursuant to the warrant agreement.

(4f)

To reflect the retention bonus and severance payments of $0.9 million resulting from pre-existing employment agreements that were incurred prior to the closing of the Merger. The pro forma adjustment is reflected as a decrease in cash of $0.9 million for the retention bonus and severance payments made subsequent to June 30, 2026 and decrease to accrued expenses and other current liabilities of $0.9 million.

(4g)

To reflect the estimated transaction costs of $4.0 million, not yet reflected in the historical financial statements, which are estimated to be incurred by Synlogic in connection with the Merger, such as advisory, legal and auditor fees and including the estimated $1.2 million cost of a D&O tail policy, as a reduction in cash and an increase in accumulated deficit of $4.0 million in the unaudited pro forma combined balance sheet. The estimated transaction costs are updated monthly based on the latest available information.

(4h)	To reflect the derecognition of $0.2 million of Synlogic’s prepaid expenses and other current assets.

(4i)	To reflect the payment of $0.2 million of Synlogic’s accrued expenses consisting of accrued professional and consulting fees that were paid prior to the closing of the Merger.

(4j)

To reflect the one-time post combination stock compensation expense of less than $0.1 million in general and administrative expense related to the acceleration of equity awards pursuant to a modification to accelerate vesting of certain Caldera stock options per the terms of the Merger Agreement.

(4k)	To reflect the derecognition of accumulated deficit of Synlogic of $446.8 million is determined as follows (in thousands):

Accumulated deficit of Synlogic as of June 30, 2026	$442,518
Estimated transaction costs of Synlogic, see Note (4g)	4,025
One-time post combination stock compensation expense, see Note (4j)	10
Derecognition of Synlogic prepaid expenses, see Note (4h)	245

Total adjustment to derecognize the accumulated deficit of Synlogic	$446,798

(4l)

To reflect the conversion of all outstanding shares of Caldera Series A and Series A-1 Preferred Stock, with a carrying amount of $112.2 million, to Caldera common stock. The Caldera Series A and Series A-1 Preferred Stock are classified within temporary (mezzanine) equity under ASC 480 and ASC 480-10-S99. The conversion of the Caldera Series A and Series A-1 Preferred Stock is recorded at the issuance of Caldera common stock at par value with the remaining amount recorded to additional paid-in capital.

(4m)

To reflect the estimated transaction costs of $21.8 million, not yet reflected in the historical financial statements, that are expected were incurred by Caldera in connection with the Merger and Pre-Closing Financing. As the Merger was accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets of Synlogic, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

(4n)

To reflect the payment of Caldera’s deferred transaction cost of $0.2 million as reduction to cash, prepaid expenses and other current assets, accrued expenses and other liabilities, and accumulated deficit.

(4o)	To reflect the recapitalization of Caldera with the conversion of Caldera common stock to Parent Common Stock.

5. Adjustments to Unaudited Pro Forma Combined Statement of Operations and Comprehensive Loss

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

5(A)	Derived from the unaudited consolidated statements of operations and comprehensive loss of Synlogic for the six months ended June 30, 2026.

5(B)	Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of Caldera for the six months ended June 30, 2026.

5(C)	Derived from the audited consolidated statements of operations and comprehensive loss of Synlogic for the year ended December 31, 2025.

5(D)	Derived from the audited consolidated statement of operations and comprehensive loss of Caldera for period from April 9, 2025 (inception) through the year ended December 31, 2025.

Synlogic did not record any provision or benefit for income taxes during the year ended December 31, 2025 nor for the six months ended June 30, 2026 because each company incurred a pre-tax loss in 2025 and expects to incur a pre-tax loss in 2026 and each company maintained a full valuation allowance on its deferred tax assets. Accordingly, the Company has not reflected any income tax effects related to the pro forma adjustments as it continues to expect a full valuation allowance will be required following the transaction.

Pro forma Transaction Accounting Adjustments:

(5a)	To reflect the derecognition of Synlogic’s prepaid expenses and other current assets of $0.2 million, corresponding to the adjustment made in Note 4(h) as if it was made on April 9, 2025.

(5b)

To reflect the one-time post-combination stock compensation expense of less than $0.1 million in restructuring and other charges pursuant to accelerate vesting of certain stock options, corresponding to the adjustment made in Note 4(j) as if it was made on January 1, 2025 or the inception date of April 9, 2025.

(5c)

The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the six months ended June 30, 2026 and the year ended December 31, 2025. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the total number of shares of common stock of the Combined Company for the respective periods. Pro forma weighted average shares outstanding includes the pre-funded warrants related to the Subscription Agreement as the exercise price is negligible and they are fully vested and exercisable. Net loss is allocated to common stock based on its proportional ownership on an as-converted basis. Net loss is not allocated to participating securities as they do not have an obligation to fund losses.

	Period Ended June 30, 2026	Year Ended December 31, 2025
Numerator:
Pro forma net loss	$(14,094)	$(29,410)

Denominator:
Assume conversion of Caldera Common Sock into Parent Common Stock effective January 1, 2025 as a result of assuming closing of the Merger on January 1, 2025 or inception date of April 2025 for Caldera	98,055,120	98,055,120
Assume conversion of Caldera Preferred Sock into Parent Common Stock effective January 1, 2025 as a result of assuming closing of the Merger on January 1, 2025 or inception date of April 2025 for Caldera	317,388,210	317,388,210
Assume January 1, 2025 issuance of Parent Common Stock in connection with the PIPE Investment	250,996,962	250,996,962
Assume conversion of Synlogic Common Stock into Parent Common Stock effective January 1, 2025 as a result of assuming closing of the Merger on January 1, 2025 or inception date of April 2025 for Caldera	11,696,641	11,696,641
Assume that the Synlogic pre-funded warrants were exercised and converted into Parent Common Stock effective January 1, 2025 or inception date of April 2025 for Caldera, assuming the Merger had closed on January 1, 2025 or inception date of April 2025 for Caldera	722,183	722,183

Pro forma weighted-average shares outstanding — basic and diluted	678,859,116	678,859,116

Pro forma net loss per share — basic and diluted	$(0.02)	$(0.04)

The following securities were excluded from the computation of pro forma diluted net loss per share for the period ended June 30, 2026 and for the year ended December 31, 2025 because including them would have had an anti-dilutive effect:

	Period Ended June 30, 2026	Year Ended December 31, 2025
Synlogic October 2023 Common Stock Warrants(1)	7,394,363	7,394,363

Total anti-dilutive Parent Common Stock	7,394,363	7,394,363

(1)	Represents warrants to purchase Parent Common Stock underlying the conversion rights under the Merger Agreement.

DESCRIPTION OF PARENT CAPITAL STOCK

The following description summarizes the material terms of the capital stock of Parent as it will be in effect upon the completion of the Mergers. Because it is only a summary, it does not contain all of the information that may be important to you. Parent will adopt the Parent Charter and the Parent Bylaws, each of which will become effective immediately following the Synlogic Effective Time, and this description summarizes the provisions expected to be included in those documents. For a complete description, you should refer to the Parent Charter and the Parent Bylaws, forms of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are incorporated herein by reference, and to the applicable provisions of the DGCL. At the Synlogic Effective Time, Parent will file one or more amendments to its certificate of incorporation to change its name to “Caldera Therapeutics, Inc.” References in this section to “Parent” are to Sonic Holdco, Inc. and, following the Synlogic Effective Time, to Caldera Therapeutics, Inc.

General

Upon the completion of the Mergers, the authorized capital stock of Parent will consist of      shares of Parent Common Stock, par value $0.001 per share, and shares of undesignated preferred stock, par value $0.001 per share. Parent will have no shares of preferred stock issued or outstanding upon the completion of the Mergers. The Parent Charter provides that, irrespective of Section 242(b)(2) of the DGCL but subject to the rights of the holders of any series of preferred stock then outstanding, the number of authorized shares of any class or classes of Parent capital stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of stock entitled to vote thereon, voting together as a single class, and that Parent expressly elects to be governed by Section 242(d) of the DGCL.

As of the close of business on     , 2026, there were      shares of Synlogic Common Stock outstanding and shares of Caldera Common Stock outstanding. Immediately prior to the Caldera Effective Time, all outstanding shares of Caldera Preferred Stock will convert into shares of Caldera Common Stock pursuant to the Caldera Preferred Stock Conversion, and immediately thereafter the Concurrent Financing will be consummated. At the Caldera Effective Time, each then-outstanding share of Caldera Common Stock, including shares of Caldera Common Stock issued in the Concurrent Financing, will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Caldera Exchange Ratio. At the Synlogic Effective Time, each then-outstanding share of Synlogic Common Stock will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Synlogic Exchange Ratio. In each case, shares held by stockholders who have exercised and perfected appraisal rights under Section 262 of the DGCL will not be so converted.

It is expected that, immediately following the completion of the Mergers and the Concurrent Financing, there will be a total of      shares of Parent Common Stock outstanding, held by approximately      holders of record. In addition, an aggregate of      shares of Parent Common Stock are expected to be reserved for issuance upon the exercise or settlement of outstanding Caldera Options and Synlogic Options assumed by Parent and outstanding Synlogic Warrants, and      shares of Parent Common Stock are expected to be reserved for issuance under the Parent 2026 Plan. The Parent Board is authorized, without further action by Parent stockholders, to issue additional shares of Parent capital stock out of the authorized but unissued shares, subject to applicable law and the rules of NYSE American.

Parent Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of Parent Common Stock are entitled to receive dividends out of funds legally available therefor if the Parent Board, in its discretion, determines to declare dividends, and then only at the times and in the amounts that the Parent

Board may determine. Parent has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of the Parent Board and will depend on Parent’s financial condition, operating results, capital requirements, general business conditions and other factors that the Parent Board may deem relevant, and may be limited by restrictions contained in any future financing instruments or by the terms of any preferred stock that Parent may issue.

Voting Rights

Each holder of Parent Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, and the Parent Common Stock has the exclusive right to vote for the election of directors and for all other purposes, subject to the express terms of any series of preferred stock that the Parent Board may designate and issue in the future. Except as otherwise required by law or the Parent Charter, holders of Parent Common Stock are not entitled to vote on any amendment to the Parent Charter, including any certificate of designation, that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of the affected class or series are entitled to vote thereon. The Parent Charter does not provide for cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of Parent Common Stock will be able to elect all of the directors standing for election at any meeting of stockholders. The Parent Charter establishes a classified Parent Board divided into three classes with staggered, three-year terms, and only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. See the sections entitled “Parent Business — Classified Board of Directors” and “Comparison of Stockholders’ Rights” in this proxy statement/prospectus for additional information.

No Preemptive or Similar Rights

Parent stockholders will have no preemptive rights and no rights to convert their shares of Parent Common Stock into any other securities. Parent Common Stock is not subject to redemption or sinking fund provisions. There are no redemption or sinking fund provisions applicable to Parent Common Stock.

Right to Receive Liquidation Distributions

Upon the liquidation, dissolution or winding-up of Parent, holders of Parent Common Stock are entitled to share ratably in all assets legally available for distribution to stockholders after payment of, or provision for, all of Parent’s debts and other liabilities and, if any shares of preferred stock are then outstanding, the preferential amounts payable in respect of such preferred stock.

Fully Paid and Non-Assessable

The shares of Parent Common Stock to be issued in the Mergers will be duly authorized, validly issued, fully paid and non-assessable.

Undesignated Preferred Stock

Upon the completion of the Mergers, no shares of Parent preferred stock will be outstanding, and Parent has no current plan to issue any shares of preferred stock. Pursuant to the Parent Charter, the Parent Board is authorized, subject to the limitations prescribed by the DGCL and without further action by Parent stockholders, to issue up to      shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof. The Parent Board is also able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding and not above the number of shares of that series authorized, in each case without any further vote or action by Parent stockholders. The Parent Board may authorize the issuance of preferred stock with voting, conversion, dividend, redemption or liquidation rights that could adversely affect the voting power or other rights of the holders of Parent Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Parent and might adversely affect the market price of Parent Common Stock and the voting and other rights of the holders of Parent Common Stock.

Options, Warrants and Other Equity Awards

At the Caldera Effective Time, each Caldera Option that is outstanding and unexercised immediately prior to the Caldera Effective Time will be assumed by Parent and converted into an option to acquire shares of Parent Common Stock, with appropriate adjustments to the number of shares subject to the option and the exercise price based on the Caldera Exchange Ratio, and will otherwise remain subject to the same terms and conditions applicable to the original Caldera Option. At the Synlogic Effective Time, each then-outstanding Synlogic Option with an exercise price per share less than the Specified Trading Price will become fully vested and will be converted into net-exercised shares of Parent Common Stock, and each then-outstanding Synlogic Option with an exercise price per share greater than the Specified Trading Price will be assumed by Parent and converted into an option to purchase Parent Common Stock on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable immediately prior to the Synlogic Effective Time, in each case subject to adjustment as set forth in the Merger Agreement. Each Synlogic Warrant outstanding immediately prior to the Synlogic Effective Time will be treated in accordance with its terms and, following the Synlogic Effective Time, will represent the right to purchase shares of Parent Common Stock on the terms set forth in such warrant. As of     , 2026, on a pro forma basis after giving effect to the Mergers, there would have been outstanding options to purchase an aggregate of      shares of Parent Common Stock, with a weighted-average exercise price of $    per share, and warrants to purchase an aggregate of      shares of Parent Common Stock, with a weighted-average exercise price of $    per share. See the section entitled “The Merger Agreement — Treatment of Stock Options and Warrants” in this proxy statement/prospectus for additional information.

Registration Rights

Concurrently with the execution of the Merger Agreement, Caldera and Parent entered into the Registration Rights Agreement, dated as of July 28, 2026, with the Investors in the Concurrent Financing. Following the Caldera Effective Time, Parent succeeds to the obligations of the “Company” under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the holders of      shares of Parent Common Stock (and any shares of Parent Common Stock issued or issuable with respect thereto as a result of any stock split, stock dividend, recapitalization, exchange or similar event) will be entitled to resale registration rights with respect to such shares as described below. We refer to these shares collectively as registrable securities. The following summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference.

Parent is required to prepare and file with the SEC an initial registration statement covering the resale of all registrable securities no later than the 30th calendar day following the Closing Date. Parent must use its reasonable best efforts to have such registration statement declared effective at the earliest possible date, but in no event later than the earlier of (i) the 75th calendar day following the initial filing date if the SEC notifies Parent that it will review the registration statement and (ii) the fifth business day after Parent is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. Parent must use reasonable best efforts to keep the registration statement continuously effective pursuant to Rule 415 under the Securities Act until all registrable securities covered thereby have been sold or may be resold without registration and without volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for Parent to be in compliance with the current public information requirement under Rule 144.

Parent will generally pay all registration expenses, other than underwriting discounts, selling commissions and similar fees and the Investors’ legal fees (except to the extent provided in the Securities Purchase Agreement), incurred in connection with each of the registrations described above.

Anti-Takeover Provisions

A number of provisions of the DGCL, the Parent Charter and the Parent Bylaws, as they are expected to be in effect upon the completion of the Mergers, could have the effect of delaying, deferring or discouraging another person from acquiring control of Parent or of making it more difficult to remove Parent’s management. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of Parent to negotiate first with the Parent Board. Parent believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire Parent, because negotiation of such proposals could result in an improvement of their terms. For additional detail on these provisions, see the section entitled “Comparison of Stockholders’ Rights” in this proxy statement/prospectus.

Delaware Law

Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a “business combination,” including a merger, sale or lease of assets, issuance of securities or similar transaction, with an “interested stockholder” who beneficially owns 15% or more of the corporation’s voting stock, for a period of three years following the date on which the person became an interested stockholder, unless: (i) prior to the acquisition time, the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or after the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting stock. Parent does not expect to opt out of the protections of Section 203 of the DGCL, and as a result Section 203 will apply to Parent. Parent expects the existence of this provision to have an anti-takeover effect with respect to transactions that the Parent Board does not approve in advance, and anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Parent Common Stock held by stockholders.

Parent Charter and Parent Bylaw Provisions

The Parent Charter and the Parent Bylaws, as they are expected to be in effect upon the completion of the Mergers, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of Parent, including the following:

•

Classified Board. The Parent Board is divided into three classes of directors, each with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of Parent because it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Board of Directors Vacancies; Size of the Board. The Parent Charter and the Parent Bylaws provide that the total number of directors may be fixed from time to time only by resolution of the Parent Board, and that any vacancy on the Parent Board, including a vacancy resulting from an enlargement of the Parent Board, may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and may not be filled by Parent stockholders. Any director so elected will serve for the remainder of the term of the class of director in which the vacancy or new directorship was created. These provisions would prevent a stockholder from increasing the size of the Parent Board and then gaining control of the Parent Board by filling the resulting vacancies with its own nominees.

•

Directors Removed Only for Cause. Subject to the rights of the holders of any class or series of preferred stock, the entire Parent Board or any individual director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all of Parent’s stockholders would be entitled to cast in an annual election of directors.

•

Stockholder Action by Written Consent Prohibited. The Parent Charter provides that, subject to the rights of any series of preferred stock then outstanding, no action may be taken by Parent stockholders except at a duly called annual or special meeting of stockholders, and no action may be taken by Parent stockholders by written consent in lieu of a meeting. This provision may lengthen the amount of time required to take stockholder action and would prevent a stockholder controlling a majority of Parent’s capital stock from taking action without a meeting.

•

Limits on Special Meetings. The Parent Charter provides that special meetings of stockholders may be called only by the Chairperson of the Parent Board, Parent’s Chief Executive Officer, the Lead Independent Director or the Parent Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”), and may not be called by Parent stockholders or any other person. Business transacted at a special meeting of stockholders is limited to the purpose or purposes stated in the notice of the meeting. These provisions may delay the ability of Parent stockholders to force consideration of a proposal or, for stockholders controlling a majority of Parent’s capital stock, to take any action.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Parent Bylaws establish advance notice procedures with respect to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Parent stockholders. Notice of stockholder proposals must be timely given in writing to Parent’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Parent’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Parent Bylaws specify the requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from nominating candidates for election as directors, and may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Parent.

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No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Parent Charter does not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. The Parent Board has the authority, without further action by Parent stockholders, to issue up to      shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Parent Board. The existence of authorized but unissued shares of preferred stock would enable the Parent Board to render more difficult or to discourage an attempt to obtain control of Parent by merger, tender offer, proxy contest or other means.

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Amendment of the Parent Bylaws. The Parent Charter provides that the Parent Board may adopt, amend or repeal the Parent Bylaws with the approval of a majority of the Whole Board. Parent stockholders may also adopt, amend or repeal the Parent Bylaws, but, in addition to any requirements of law, only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of Parent capital stock entitled to vote thereon, voting together as a single class; provided that, if the proposed adoption, amendment or repeal has been approved by at least two-thirds of the Whole Board and submitted to the stockholders for adoption, only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Parent capital stock entitled to vote thereon, voting together as a single class, is required.

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Amendment of the Parent Charter. The Parent Charter provides that, in addition to any other vote required by law, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of Parent capital stock entitled to vote thereon, voting together as a single class, is required to amend or repeal, or to adopt any provision inconsistent with, the Parent Charter, other than the provision setting forth the number of authorized shares. If at least two-thirds of the Whole Board has approved such an amendment, repeal or inconsistent provision, only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of Parent capital stock entitled to vote thereon, voting together as a single class, is required.

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Choice of Forum. The Parent Bylaws provide that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is, to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on Parent’s behalf; (ii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of Parent to Parent or its stockholders; (iii) any action asserting a claim against Parent or any current or former director, officer, stockholder, employee or agent of Parent arising pursuant to any provision of the DGCL, the Parent Charter or the Parent Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Parent Charter or the Parent Bylaws; (v) any action asserting a claim against Parent governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. In addition, the Parent Bylaws provide that, unless Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and neither of the exclusive forum provisions described above applies to such claims. While the Delaware courts have determined that choice of forum provisions of this kind are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity holding, owning or otherwise acquiring any interest in any of Parent’s securities is deemed to have notice of and consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim, and may increase the costs for a stockholder to bring a claim, in a judicial forum of the stockholder’s choosing for disputes with Parent or its directors, officers or other employees, which may discourage lawsuits against Parent and its directors, officers and other employees.

Limitations on Liability and Indemnification

The Parent Charter limits the personal liability of Parent’s directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL, and the Parent Bylaws provide that Parent must indemnify its directors and officers, and must advance expenses, including attorneys’ fees, to its directors and officers in connection with legal proceedings, subject to limited exceptions. See the sections entitled “Parent Business — Limitations of Liability and Indemnification” and “Comparison of Stockholders’ Rights” in this proxy statement/prospectus for additional information.

NYSE American Listing

Parent intends to file an initial listing application with NYSE American pursuant to NYSE American’s rules for companies conducting a business combination that results in a change of control. Approval of the listing of the shares of Parent Common Stock to be issued in the Mergers on NYSE American, subject to official notice of issuance, is a condition to the completion of the Mergers. After completion of the Mergers, Parent expects the Parent Common Stock to trade on NYSE American under the symbol “CALD.”

Transfer Agent and Registrar

The transfer agent and registrar for the Parent Common Stock will be Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the transactions are completed, Synlogic stockholders will receive shares of Parent common stock in connection with the Synlogic merger and become stockholders of Parent. The following is a summary of certain differences between (i) the current rights of Synlogic stockholders under Delaware law, the Synlogic Charter and the Synlogic Bylaws, and (ii) the rights of Parent common stockholders under Delaware law, the Parent Charter and the Parent Bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Synlogic’s and Parent’s governing documents (which Parent and Synlogic urge you to read carefully and in their entirety). To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 351 of this proxy statement/prospectus.

In addition, the identification of some of the differences in the rights of Parent and Synlogic stockholders is not intended to indicate that other differences that are equally important do not exist. Parent and Synlogic urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Parent and Synlogic refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a Parent stockholder and the rights of a Synlogic stockholder.

Parent and Synlogic are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Parent stockholders and Synlogic stockholders are both governed by the DGCL and other applicable Delaware law. Thus, following the Synlogic merger, the rights of Synlogic stockholders who become Parent common stockholders in connection with the Synlogic merger will continue to be governed by the DGCL and other applicable Delaware law.

Current Synlogic Rights and Caldera Rights Versus Parent Rights Post-Mergers

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
Authorized Capital Units/Stock	The Synlogic Charter states that the aggregate number of shares that Synlogic has the authority to issue is 255,000,000 shares consisting of (i) 250,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 each.	The Caldera Charter states that the aggregate number of shares that Caldera has the authority to issue is 253,346,713 shares, consisting of (i) 151,561,000 shares of common stock, par value $0.00001 per share, and (ii) 101,785,713 shares of preferred stock, par value $0.00001 per share, of which 75,000,000 shares are designated Series A Preferred Stock and 26,785,713 shares are designated Series A-1 Preferred Stock.	The Parent Charter states that the aggregate number of shares that Parent has the authority to issue is shares, consisting of (i) shares of common stock, par value $0.001 per share, and (ii) shares of preferred stock, par value $0.001 per share.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
Rights of Common Stock	Under Section 212(a) of the DGCL, holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, subject to any preferential rights of preferred stock.	Holders of Caldera Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, subject to the rights of the holders of Caldera Preferred Stock.	Holders of Parent Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders

Rights of Preferred Stock	The Synlogic Charter states that the Synlogic Board is authorized to from time to time issue one or more series of preferred stock in series and to establish the terms of such series. No specific rights are provided in the Synlogic Charter or Bylaws for the Preferred Stockholders.	The Caldera Charter sets forth the rights, preferences and privileges of Caldera Preferred Stock, including, without limitation, the dividend rights, conversion rights, voting rights, liquidation preferences and protective rights of Caldera Preferred Stock. Caldera Preferred Stock is not redeemable at the option of the preferred holders.	The Parent Charter authorizes the Parent Board, without further stockholder approval, to issue preferred stock in one or more series and to fix the designation, powers, preferences, rights and restrictions of each series. No specific rights are currently provided for any preferred stock.

Number and Qualification of Directors	The Synlogic Bylaws state that the authorized number of directors shall be determined from time to time by resolution of Synlogic Board, provided the Synlogic Board shall consist of at least one (1) member and not more than (12) members. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term expires.	The Caldera Charter provides that, subject to any additional vote required by the Caldera Charter, the number of directors of Caldera shall be determined in the manner set forth in the Caldera Bylaws. The Caldera Bylaws provide that the Caldera Board shall consist of one or more members and that unless otherwise required by law or the Caldera Charter, the number of directors shall be fixed from time to time by resolution of the Caldera Board or by stockholders holding at least a majority of the voting power of Caldera’s outstanding stock then entitled to vote at an election of directors.	The Parent Charter and Parent Bylaws provide that the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution of the Parent Board.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
The Caldera Bylaws provide that no decrease in the authorized number of directors constituting the Caldera Board shall shorten the term of any incumbent director.

Structure of Board of Directors; Term of Directors; Election of Directors	The Synlogic Charter states that the Synlogic Board shall be and is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.	Subject to the special election rights of holders of Caldera Preferred Stock, the holders of Series A Preferred Stock elect three directors, the holders of Series A-1 Preferred Stock elect one director, the holders of Caldera Common Stock elect one director and the holders of Caldera Common Stock and Preferred Stock, voting together on an as-converted basis, elect the balance of the Caldera Board (the “Caldera At-Large Directors”). Unless otherwise provided by the Caldera Charter, each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.	The Parent Charter provides that the Parent Board is divided into three classes, designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. Each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal.

Removal of Directors	Directors of Synlogic may be removed at any time only with cause by the affirmative vote of the holders of at least sixty-six and two thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation with the power to vote at an election of directors.	The Caldera Bylaws provide that, except as provided by the Caldera Charter or applicable law, any director or the entire Caldera Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, that, whenever the holders of any class or series are entitled to elect one or more directors by the	The Parent Charter provides that no director may be removed except for cause and only by the affirmative vote of holders of at least two-thirds (2/3) of the voting power of all outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)

Caldera Charter, such provision shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

The Caldera Charter provides that any director elected or appointed by the Series A Preferred Stock or the Series A-1 Preferred Stock exclusively and as a separate class may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the applicable series.

Vacancies on the Board of Directors	Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall, unless the Synlogic Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and	The Caldera Charter provides that (i) if the holders of shares of Caldera Preferred Stock or Caldera Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors (and the directorships is not otherwise filled), then any directorship not so filled shall remain vacant, and (ii) a vacancy in any Caldera At-Large Director seat may be filled by the stockholders entitled to elect that director or by a majority of the remaining director(s).	The Parent Charter provides that any vacancy occurring in the Parent Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
until such director’s successor shall have been elected and qualified. A vacancy in the Synlogic Board shall be deemed to exist under these bylaws in the case of the death, removal or resignation of any director.

Special Meeting of the Stockholders	A special meeting of the stockholders may be called at any time by the Synlogic Board, but such special meetings may not be called by stockholders or any other person or persons. No business may be transacted at such special meeting other than the business specified in such notice to stockholders.	The Caldera Bylaws provide that special meetings of stockholders for any purpose or purposes may be called by the Chairperson of the Board, the Chief Executive Officer, the holders of shares that are entitled to cast not less than twenty percent (20%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the members of the Caldera Board, and may not be called by any other person or persons. If a special meeting is called by any person or persons other than a majority of the Caldera Board, those persons must deliver a written request to call the meeting to each Caldera Board member, and the Caldera Board then determines a time and date for the meeting that is not more than 120 days nor less than 35 days after the request is delivered to each Caldera Board member.	The Parent Charter and Parent Bylaws provide that special meetings of stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or the Parent Board acting pursuant to a resolution adopted by a majority of the Whole Board. Special meetings may not be called by stockholders or any other person or persons, and business is limited to the purpose or purposes stated in the notice.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
Stockholder Action by Written Consent	Subject to the rights of the holders of the shares of any series of Synlogic Preferred Stock or any other class of stock or series thereof having a preference over the Synlogic Common Stock as to dividends or upon liquidation, and except as otherwise provided in the certificate of incorporation, any action required or permitted to be taken by the stockholders of Synlogic must be effected at a duly called annual or special meeting of stockholders of Synlogic and may not be effected by any consent in writing by such stockholders.	The Caldera Bylaws provide that, unless otherwise provided in the Caldera Charter, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Caldera in the manner required by the Caldera Bylaws.	The Parent Charter provides that all stockholder action must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

Quorum

Stockholders: The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Board: At all meetings of the Synlogic Board, a majority of the authorized number of directors shall constitute a quorum for the transaction of business.

Stockholders: The Caldera Bylaws provide that holders of a majority of the voting power of the shares entitled to vote at the meeting, present in person or by remote communication, if applicable, or represented by proxy, constitute a quorum for the transaction of business.

Board: At all meetings of the Caldera Board, a majority of the then-current members constitutes a quorum; provided, however, that such majority must constitute at least

Stockholders: The Parent Bylaws provide that holders of a majority of the voting power of shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum.

Board: At all meetings of the Parent Board, a majority of the Whole Board constitutes a quorum.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
	The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Synlogic Board.	one-third (1/3) of the total number of authorized directors.

Notice of Stockholder Meeting	The Synlogic Bylaws provide that notice of any meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	The Caldera Bylaws provide that notice of all stockholder meetings shall be given not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder of record entitled to vote at the meeting. The notice must state the date, time, place, if any, means of remote communication, if any, record date if different, and, for a special meeting, the purpose or purposes for which the meeting is called.	The Parent Bylaws provide that notice of all stockholder meetings must be given not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder of record entitled to vote. The notice must state the date, time, place, if any, means of remote communication, if any, record date if different, and, for a special meeting, the purpose or purposes for which the meeting is called.

Advance Notice Requirements for Stockholder Nominations and Other Provisions	The Synlogic Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Synlogic’s secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be delivered to, or mailed	None.	The Parent Bylaws establish advance notice procedures for stockholder nominations and other business at annual and special meetings. For an annual meeting, a stockholder’s notice generally must be delivered in writing to the Secretary at the Parent’s principal executive offices not later than 5:00 p.m. Eastern Time on the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
and received at, Synlogic’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. For nominations at a special meeting, notice must be delivered not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following public disclosure of the date of such special meeting.

first anniversary of the preceding year’s annual meeting.

For a special meeting at which directors are to be elected, the Parent Bylaws require notice no earlier than the one hundred and twentieth (120th) day before the meeting and no later than the later of the ninetieth (90th) day before the meeting or the tenth (10th) day following public announcement of the meeting date and the Board’s nominees.

Charter Amendments

The Synlogic Charter provides that the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Stockholder Meetings/Consent), VII (Liability/Indemnification), VIII (Exclusive Forum) and Article IX (Supermajority Requirement) of the Synlogic Charter.

All other amendments to the Synlogic Charter require approval in accordance with the DGCL.

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, provided that, in the case of an amendment to effect a reverse stock split or subdivision of shares or to otherwise increase or decrease the number of authorized shares of a class, such amendment may (except to the extent provided otherwise by the certificate of incorporation) be approved by a majority

The Parent Charter generally requires the affirmative vote of holders of at least two-thirds (2/3) of the voting power of all outstanding shares entitled to vote thereon, voting together as a single class, to amend or repeal, or adopt a provision inconsistent with, the Parent Charter.

If two-thirds (2/3) of the Whole Board has approved the amendment, repeal or inconsistent provision, only the affirmative vote of holders of a majority of the voting power of all outstanding shares entitled to vote thereon, voting together as a single class, is required, in

Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)

of the votes cast, subject to certain exceptions. The Caldera Charter provides that the number of authorized shares of Caldera Common Stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of Caldera capital stock entitled to vote, without a separate class vote of the holders of Caldera Common Stock, in addition to any vote of the holders of one or more series of Caldera Preferred Stock that may be required by the Caldera Charter.

At any time when at least 10,178,571 shares of Caldera Preferred Stock are outstanding, Caldera may not amend, alter or repeal any provision of the Caldera Charter or Caldera Bylaws in a manner that adversely affects the powers, preferences or rights of Caldera Preferred Stock or any series thereof without the written consent or affirmative vote of the Requisite Holders (as defined in the Caldera Charter), in addition to any other vote required by law or the Caldera Charter. The Caldera Charter also requires the affirmative vote of the Requisite Holders (as addition to any vote required by law.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
defined therein) to amend or repeal, or adopt any provision inconsistent with, Caldera’s corporate opportunity provision in Article XI of the Caldera Charter.

Amendment of Bylaws	The Synlogic Charter provides that the Synlogic Board is expressly authorized to make, alter or repeal the Synlogic Bylaws. Any adoption, amendment or repeal of the bylaws by the Synlogic Board requires the approval of a majority of the authorized number of directors. In addition to any vote of the holders of any class or series of stock required by applicable law or by the Synlogic Charter, the adoption, amendment or repeal of the Synlogic Bylaws by the stockholders requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class.	The Caldera Charter provides that, subject to any additional vote required by the Caldera Charter or the Caldera Bylaws, the Caldera Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Caldera Bylaws. The Caldera Bylaws provide that, unless otherwise required by the Caldera Charter, Caldera stockholders holding at least a majority of the voting power of Caldera’s outstanding voting stock then entitled to vote at an election of directors have the power to adopt, amend or repeal the Caldera Bylaws, and that, to the extent provided in the Caldera Charter, the Caldera Board also has the power to adopt, amend or repeal the Caldera Bylaws.	The Parent Charter provides that the Parent Board may adopt, amend or repeal the Parent Bylaws, and that any such action requires the approval of a majority of the Whole Board. The Parent Charter further provides that stockholders may adopt, amend or repeal the Parent Bylaws and that except as otherwise provided in the Parent Charter, and in addition to any requirements of law, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of Parent entitled to vote thereon shall be required for any such action, except that if any such action is both (i) approved by at least two-thirds (2/3) of the Whole Board and (ii) submitted to the stockholders for adoption thereby, then, except as otherwise provided in the Parent Charter, only the affirmative vote of the holders of a majority of the voting power of

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
all of the then-outstanding shares of the capital stock of Parent entitled to vote thereon shall be required.

Limitation on Director and Officer Liability	The Synlogic Charter provides that, to the fullest extent permitted by the DGCL, a director of Synlogic shall not be personally liable to Synlogic or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Synlogic shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. In addition, the Synlogic Charter was amended in 2023 to provide that no officer of Synlogic shall be personally liable for monetary damages for breaches of fiduciary duty as an officer, subject to the exceptions specified in the DGCL.	The Caldera Charter provides that, to the fullest extent permitted by law, a director or officer of Caldera shall not be personally liable to Caldera or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Caldera shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.	The Parent Charter provides that to the fullest extent permitted by law, neither a director of Parent nor an officer of Parent shall be personally liable to Parent or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of Parent shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification	The Synlogic Charter provides that Synlogic shall, to the fullest extent permitted by law, indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a	The Caldera Bylaws provide that Caldera will, to the fullest extent permitted by applicable law, indemnify and advance expenses to each person made or threatened to be made a party to a proceeding by reason of the fact that such person is or was a	The Parent Bylaws provide that Parent will, to the fullest extent permitted by the DGCL, indemnify and advance expenses to each person made or threatened to be made a party to a proceeding by reason of the fact that such person is or

Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)

director or officer of Synlogic or serves or served at any other enterprise as a director or officer at the request of Synlogic. Synlogic may indemnify and advance expenses to employees and agents to the same extent.

The Synlogic Bylaws further provide that indemnification rights are contract rights that continue after an indemnitee ceases to be a director or officer and inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal or modification of these indemnification provisions shall not adversely affect any right of an indemnitee in respect of any act or omission occurring prior to such repeal or modification.

director or officer of Caldera or, while serving as a director or officer of Caldera, was serving at the request of Caldera as a director, officer, employee, agent or trustee of another entity, subject to applicable standards of conduct and provided that Caldera shall not be required to advance any expenses to a person against whom Caldera directly brings certain claims.

The Caldera Bylaws further provide that the indemnification rights are contractual rights, will continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of the indemnification provisions that adversely affects any right of an indemnitee or an indemnitee’s successors will be prospective only, and will not adversely affect any right or protection conferred on a person and existing at the time of such amendment, repeal or modification.

was a director or officer of Parent or, while serving as a director or officer of Parent, was serving at the request of Parent as a director, officer, employee, agent or trustee of another entity, subject to applicable standards of conduct. Parent may indemnify and advance expenses to employees and agents to the same or a greater extent.

The Parent Bylaws further provide that the indemnification rights are contractual rights, will continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of the indemnification provisions that adversely affects any right of an indemnitee or an indemnitee’s successors will be prospective only, and will not adversely affect any right or protection conferred on a person and existing at the time of such amendment, repeal or modification.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
Preemptive Rights	Synlogic’s stockholders do not have preemptive rights.	Caldera’s stockholders do not have preemptive rights, but certain Preferred Stock protective provisions in the Caldera Charter protect holders of Caldera Preferred Stock against dilution.	Parent’s stockholders do not have preemptive rights.

Dividends and Share Repurchases	The Synlogic Bylaws provide that the Synlogic Board, subject to any restrictions contained in the DGCL or the Synlogic Charter, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of Synlogic’s capital stock. The Synlogic Board may set apart out of any funds available for dividends a reserve for any proper purpose and may abolish any such reserve.	The Caldera Charter provides that holders of Caldera Preferred Stock are entitled to receive preferential dividends on an as-converted basis before dividends are paid on other classes of capital stock, subject to the terms of the Caldera Charter. Subject to those preferential rights and applicable requirements of the DGCL, the Caldera Board may declare dividends on Caldera Common Stock. The Caldera Charter also generally requires Requisite Holders’ consent for purchases or redemptions of capital stock, subject to specified exceptions.	Subject to the applicable requirements of the DGCL, the Parent Board may declare and pay dividends on its capital stock.

Stockholder Rights Plan	Synlogic does not currently have a stockholders’ rights plan in effect.	Caldera does not currently have a stockholders’ rights plan in effect.	Parent does not currently have a stockholders’ rights plan in effect.

Transfer Restrictions	Synlogic does not have transfer restrictions.	The Caldera Bylaws restrict transfers of Caldera Common Stock without the prior written consent of Caldera, subject to specified exceptions. The Caldera Bylaws also grant Caldera a right of first refusal to purchase shares proposed to be transferred.	The Parent Charter and the Parent Bylaws do not impose transfer restrictions on Parent’s capital stock.

	Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)
Business Combination or Antitakeover Statutes	Synlogic has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Synlogic.	Caldera has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Caldera.	Parent has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Parent.

Appraisal Rights	Neither the Synlogic Charter nor the Synlogic Bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.	Neither the Caldera Charter nor the Caldera Bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.	Neither the Parent Charter nor the Parent Bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.

Exclusive Forum	The Synlogic Charter provides that, unless Synlogic consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Synlogic, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Synlogic to Synlogic or Synlogic’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.	The Caldera Charter provides that, unless Caldera consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholders to bring derivative actions brought on behalf of Caldera, fiduciary duty claims owed by any director, officer or other employee to Caldera or its stockholders, claims arising under the DGCL, the Caldera Charter or Caldera Bylaws, and claims governed by the internal affairs doctrine.	The Parent Bylaws provide that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for derivative actions brought on behalf of Parent, claims based on a breach of fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent to Parent or Parent’s stockholders, claims asserted against Parent or any current or former director, officer, stockholder, employee or agent arising under the

Synlogic (Pre-Mergers)	Caldera (Pre-Mergers)	Parent (Post-Mergers)

DGCL, the Parent Charter or Parent Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, claims to interpret, apply, enforce or determine the validity of the Parent Charter or Parent Bylaws, claims against Parent governed by the internal affairs doctrine, and any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The Parent Charter separately also provides that unless Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the Parent Common Stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Synlogic, Inc as of December 31, 2025 and 2024, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Caldera Therapeutics, Inc. and subsidiaries as of December 31, 2025, and for the period from April 9, 2025 (inception) to December 31, 2025, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2025 consolidated financial statements contains an explanatory paragraph that states that Caldera’s net losses and negative cash flows from operations since inception and accumulated deficit raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

Synlogic files annual, quarterly and current reports, proxy statements and other information with the SEC. Synlogic SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Synlogic maintains a website at www.synlogictx.com, to which it regularly posts copies of its press releases as well as additional information about Synlogic. Reports, proxy statements and other information concerning Synlogic also may be requested from Alliance Advisors, LLC, the proxy solicitor for Synlogic using the following contact information:

ALLIANCE ADVISORS, LLC

Stockholders call toll-free: 1-866-206-8304

Email: SYBX@allianceadvisors.com.

As of the date of this proxy statement/prospectus, Parent has filed a registration statement on Form S-4 to register with the SEC the Parent Common Stock that Parent will issue to Synlogic stockholders and Caldera stockholders, as applicable, in the Mergers. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Parent, as well as a proxy statement of Synlogic for the Special Meeting and a solicitation of the written consent of the stockholders of Caldera

Parent has supplied all information contained in this proxy statement/prospectus relating to Parent, Synlogic has supplied all information contained in this proxy statement/prospectus relating to Synlogic, and Caldera has supplied all information contained in this proxy statement/prospectus relating to Caldera.

If you would like to request documents from Synlogic, Caldera or Parent, please send a request in writing or by telephone to Synlogic, Caldera or Parent at the following addresses:

Synlogic, Inc. PO Box 30 Winchester, MA 01890 (617) 659-2802 Attention: Mary Beth Dooley	Caldera Therapeutics, Inc. 300 Technology Square 8th Floor Cambridge, MA 02139 (781) 254-6624 Attention: Corporate Secretary	Sonic Holdco, Inc. PO Box 30 Winchester, MA 01890 (617) 659-2802 Attention: Mary Beth Dooley

OTHER MATTERS

Stockholder Communications with the Synlogic Board

Synlogic stockholders may communicate with the Synlogic Board, or an individual director, by sending written correspondence to Synlogic’s Principal Executive Officer and Principal Financial Officer at Synlogic, Inc., PO Box 30, Winchester, Massachusetts 01890, Telephone: (617) 659-2802. The Principal Executive Officer and Principal Financial Officer will review such correspondence and forward it to the Synlogic Board, or an individual director, as appropriate.

Householding of Proxy Materials

The SEC has adopted rules known as “householding” that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables Synlogic to reduce Synlogic’s printing and distribution costs, and reduce Synlogic’s environmental impact. Householding is available to both Synlogic registered stockholders and beneficial owners of Synlogic shares held in street name.

Synlogic will promptly deliver a separate copy of either document to you upon written or oral request to Synlogic, Inc., PO Box 30, Winchester, Massachusetts 01890, Telephone: (617) 659-2802. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

INDEX TO FINANCIAL STATEMENTS

SYNLOGIC, INC.

Audited Consolidated Financial Statements

Unaudited Consolidated Financial Statements

CALDERA THERAPEUTICS, INC.

Audited Consolidated Financial Statements as of December 31, 2025 and for the period from April 9, 2025 (inception) to December 31, 2025

Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to June 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Synlogic, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Synlogic, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Boston, Massachusetts

March 12, 2026

SYNLOGIC, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$14,668	$18,860
Prepaid expenses and other current assets	729	830
Assets held for sale	—	86

Total current assets	15,397	19,776
Restricted cash	50	50

Total assets	$15,447	$19,826

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$103	$164
Accrued expenses	915	2,037
Purchase warrant liability	2,566	4,874

Total current liabilities	3,584	7,075

Commitments and contingencies (Note 12)
Stockholders’ equity
Common stock, $0.001 par value 250,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 11,978,711 shares issued and 11,698,919 shares outstanding as of December 31, 2025 and 11,975,901 shares issued and 11,696,109 shares outstanding as of December 31, 2024	12	12
Additional paid-in capital	457,025	456,908
Accumulated other comprehensive income	—	—
Accumulated deficit	(442,656)	(441,651)
Treasury stock, at cost (279,792 shares at December 31, 2025 and at December 31, 2024)	(2,518)	(2,518)

Total stockholders’ equity	11,863	12,751

Total liabilities and stockholders’ equity	$15,447	$19,826

See accompanying notes to the consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2025	2024
Revenue	$—	$8
Operating expenses:
Research and development	43	9,154
General and administrative	3,489	6,631
Restructuring and other charges	476	25,173

Total operating expenses	4,008	40,958

Loss from operations	(4,008)	(40,950)
Other income (expense):
Interest and investment income	695	1,425
Change in fair value of purchase warrant liability	2,308	16,173
Other expense	—	(2)

Total other income, net	3,003	17,596

Loss before income taxes	(1,005)	(23,354)
Income tax expense	—	(5)
Net loss	$(1,005)	$(23,359)

Net loss per share — basic and diluted	$(0.08)	$(1.92)

Weighted-average common shares — basic and diluted	12,311,909	12,196,209

Comprehensive loss:
Net loss	$(1,005)	$(23,359)
Net unrealized loss on marketable securities	—	(6)

Comprehensive loss	$(1,005)	$(23,365)

See accompanying notes to the consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In thousands, except share amounts)

	Common stock $0.001 par value		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance at December 31, 2023	9,465,949	$10	$453,565	$6	$(418,292)	(279,792)	$(2,518)	$32,771

Proceeds from issuance of common stock in connection with at-the-market offering, net of issuance costs	7,839	—	22	—	—	—	—	22
Exercise of options	82,293	—	152	—	—	—	—	152
Exercise of pre-funded warrants	2,251,000	2	—	—	—	—	—	2
Issuance of restricted stock	362,700	—	—	—	—	—	—	—
Cancellation of restricted stock	(193,880)	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	3,169	—	—	—	—	3,169
Unrealized loss on securities	—	—	—	(6)	—	—	—	(6)
Net loss	—	—	—	—	(23,359)	—	—	(23,359)

Balance at December 31, 2024	11,975,901	12	456,908	—	(441,651)	(279,792)	(2,518)	12,751

Issuance of restricted stock	30,000	—	—	—	—	—	—	—
Cancellation of restricted stock	(27,190)	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	117	—	—	—	—	117
Net loss	—	—	—	—	(1,005)	—	—	(1,005)

Balance at December 31, 2025	11,978,711	$12	$457,025	$—	$(442,656)	(279,792)	$(2,518)	$11,863

See accompanying notes to the consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,005)	$(23,359)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	347
Gain on disposal of property and equipment	(81)	(1,160)
Impairment loss on fixed assets	—	5,011
Impairment loss on ROU assets	—	9,571
Gain on lease termination	—	(3,271)
Impairment of prepaid research and development	—	5,219
Equity-based compensation expense	117	3,169
Change in fair value of warrant liability	(2,308)	(16,173)
Accretion/amortization of investment securities	—	(242)
Reduction in carrying amount of operating lease right of use asset	—	948
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	101	1,033
Prepaid research and development, net of current portion	—	1,906
Accounts payable and accrued expenses	(1,183)	(2,256)
Operating lease liabilities	—	(12,417)
Other assets	—	16

Net cash used in operating activities	(4,359)	(31,658)

Cash flows from investing activities:
Purchases of marketable securities	—	(1,477)
Proceeds from maturity of marketable securities	—	25,499
Purchases of property and equipment	—	(14)
Proceeds from the sale of property and equipment	167	1,331

Net cash provided by investing activities	167	25,339

Cash flows from financing activities:
Payments on finance lease obligations	—	(4)
Proceeds from issuance of common stock in connection with at-the-market offering, net of issuance costs	—	22
Proceeds from employee stock purchases and exercise of stock options	—	152
Proceeds from exercise of pre-funded warrants	—	2

Net cash provided by financing activities	—	172

Net decrease in cash, cash equivalents and restricted cash	(4,192)	(6,147)
Cash, cash equivalents and restricted cash at beginning of period	18,910	25,057

Cash, cash equivalents and restricted cash at end of period	$14,718	$18,910

Supplemental disclosure of non-cash investing activities:
Decrease in right-of-use asset and operating lease liabilities due to lease termination	$—	$1,626
Property and equipment sales included in other current assets	$—	$2
Supplemental disclosure of non-cash financing activities:
Cash paid for income taxes	$—	$5

See accompanying notes to the consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Nature of Business

Organization

Synlogic, Inc., together with its wholly owned and consolidated subsidiaries (Synlogic or the Company) is a biopharmaceutical company that previously advanced novel therapeutics to transform the care of serious diseases. The Company focused on rare metabolic disorders, with its lead program, labafenogene marselecobac (SYNB1934), studied in Synpheny-3, a global, pivotal Phase 3 study for patients with phenylketonuria (PKU), and SYNB1353, a potential treatment for homocystinuria (HCU). Both PKU and HCU are caused by inborn errors of metabolism, and present significant need for innovation due to limitations of both efficacy and safety in the currently available medical treatment options. Since incorporation, the Company has devoted substantially all of its efforts to the research and development of its product candidates.

In February 2024, the Company and its board of directors decided to discontinue the Synpheny-3 trial and to conduct a comprehensive review of strategic alternatives. The Company also announced a corporate restructuring that resulted in a reduction in its workforce, leaving one remaining full-time employee. In addition, the Company has engaged consultants, to, among other things, support the strategic review process and current business operations. (see Note 7, Restructuring and Other Charges).

Going Concern and Liquidity

The Company’s consolidated financial statements have been prepared assuming it will continue as a going concern. The going concern assumption contemplates the continuity of operations, and the realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company has historically generated negative cash flows from operations and has an accumulated deficit of $442.7 million at December 31, 2025. At December 31, 2025, the Company had $14.7 million in unrestricted cash and cash equivalents. The Company has determined its current cash and cash equivalents as of December 31, 2025 will be sufficient to fund its operations at the current levels for at least the next 12 months from the date of this filing. As the Company continues to review strategic alternatives, the Company will continue to incur costs and expenditures in connection with the process of evaluating strategic alternatives.

Risks and Uncertainties

As an early-stage company, the Company is subject to a number of risks common to other life science companies, including, but not limited to, raising additional capital and protection of proprietary technology. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital or obtain financing from other sources.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S.) (U.S. GAAP or GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Synlogic and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, the Company’s management evaluates its estimates, including those related to accrued expenses and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

Cash Equivalents

The Company considers all highly liquid investment instruments with a remaining maturity when purchased of three months or less to be cash equivalents. Investments qualifying as cash equivalents consist of money market funds, including money market funds held in a sweep account. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. The amount of cash equivalents included in cash and cash equivalents was approximately $14.7 million and $18.9 million at December 31, 2025 and 2024, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include amounts held as cash, cash equivalents and restricted cash. The Company uses high quality, accredited financial institutions to maintain its balances, and accordingly, such funds are subject to minimal credit risk. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company has no financial instruments with off-balance sheet risk of loss.

Fair Value

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 — Utilize observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Utilize data points that are either directly or indirectly observable, such as quoted prices, interest rates and yield curves;

•	Level 3 — Utilize unobservable data points in which there is little or no market data, which require the Company to develop its own assumptions for the asset or liability.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of assets or liabilities between Level 1, Level 2 or Level 3 during the years ended December 31, 2025 and 2024.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of impairment is calculated as the difference between the carrying value and fair value of the asset. As a result of the corporate restructuring, further discussed in Note 7, Restructuring and Other Charges, there were various impairment charges recorded during the year ended December 31, 2024.

Warrants

The Company accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”) or ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“ASC 815-40”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the company’s own stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants that are equity-classified instruments and recorded in additional paid-in capital at issuance are not subject to remeasurement. The purchase warrants issued in October 2023 are liability classified and recorded at fair value using the Black-Scholes option-pricing model at issuance, with any subsequent changes in fair value recognized in the consolidated statements of operations. The Company periodically evaluates changes in facts and circumstances that could impact the classification of warrants.

Equity-Based Compensation

The Company measures equity-based compensation to employees, non-employees and directors based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period. The fair value of each option and purchase rights under the employee stock purchase plan (ESPP) is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility for the Company’s common stock is determined based on an average of the historical volatility of the Company and the historical volatility of a peer-group of similar public companies. The expected term of options granted to employees is calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The expected term of purchase rights for the ESPP is based on the duration of an offering period. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free interest rate is based upon the U.S. Treasury yield curve commensurate with the expected term at the time of grant or remeasurement. Forfeitures are recognized as they occur.

The Company classifies equity-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Uncertain tax positions represent tax positions for which reserves have been established. The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to be recognized in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the sum of the weighted-average number of shares of common stock outstanding during the period and if dilutive, the weighted-average number of potential shares of common stock, including unvested restricted common stock, outstanding stock options and potential shares issuable under the ESPP.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment: discovery and development of Synthetic Biotics. The Company’s principal executive officer, as chief operating decision maker, manages and allocates resources to the operations of the Company on a total company basis. Prior to the corporate restructuring, all of the Company’s equipment, leasehold improvements and other fixed assets were physically located within the United States, and all agreements with its partners were denominated in U.S. dollars, except where noted.

Treasury Stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Recently Issued and Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other accounting standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed below, recently issued pronouncements that are or will be applicable to the Company did not have, or are not expected to have, a material impact on its present or future consolidated financial statements or disclosures.

In December 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures, to enhance the disclosure requirements for income taxes. Upon adoption, companies will be required to disclose additional specified categories in the rate reconciliation. Companies will also be required to disclose the amount of income taxes paid disaggregated by jurisdiction, among other disclosure requirements. The standard is effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted the standard during our 2025 annual period and included the required disclosures prospectively in Note 11, Income Taxes.

(3)	Fair Value of Financial Instruments

The tables below present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value, as described under Note 2, Summary of Significant Accounting Policies.

The Company’s investment portfolio includes many fixed income securities that do not always trade on a daily basis. As a result, the pricing services used by the Company applied other available information as applicable through processes such as benchmark yields, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. In addition, model processes were used to assess interest rate impact and develop prepayment scenarios. These models take into consideration relevant credit information, perceived market movements, sector news and economic events. The inputs into these models may include benchmark yields, reported trades, broker-dealer quotes, issuer spreads and other relevant data.

The Company accounts for issued warrants either as derivative liabilities or as equity instruments depending on the specific terms of the agreement. Warrants that are equity-classified instruments and recorded in additional paid-in capital at issuance are not subject to remeasurement. The purchase warrants issued in October 2023 are liability classified and recorded at fair value using the Black-Scholes option-pricing model at issuance, with any subsequent changes in fair value recognized in the consolidated statements of operations and comprehensive loss. We periodically evaluate changes in facts and circumstances that could impact the classification of warrants. None of the purchase warrants have been exercised since their issuance.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

At December 31, 2025 and 2024, the Company has classified assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

	Fair Value Measurements at Reporting Date Using
Description	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$14,668	$14,668	$—	$—

Total	$14,668	$14,668	$—	$—

Liabilities:
Purchase warrant liability	$2,566	$—	$—	$2,566

Total	$2,566	$—	$—	$2,566

	Fair Value Measurements at Reporting Date Using
Description	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$18,860	$18,860	$—	$—

Total	$18,860	$18,860	$—	$—

Liabilities:
Purchase warrant liability	$4,874	$—	$—	$4,874

Total	$4,874	$—	$—	$4,874

Cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses at December 31, 2025 and December 31, 2024 are carried at amounts that approximate fair value due to their short-term maturities.

Assumptions Used in Determining Fair Value of Warrants

The assumptions used in the Black-Scholes option-pricing model for the purchase warrants on the consolidated balance sheets at December 31, 2025 and December 31, 2024 are included below:

	December 31, 2025	December 31, 2024
Expected Term	2.75	3.75
Weighted-average, risk free interest rate	3.5%	4.3%
Expected volatility	89.4%	90.0%
Dividend yield	—	—
Strike price	$3.41	$3.41
Stock price	$1.12	$1.40

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(4)	Assets Held for Sale, Property and Equipment

Assets held for sale are summarized as follows (in thousands):

	December 31, 2025	December 31, 2024
Laboratory equipment	$—	$86

Assets held for sale	$—	$86

In February 2024, the Company committed to a plan to sell its remaining lab equipment and engaged a third party to assist with the auction, which was completed during the second quarter of 2025, and resulted in proceeds of $0.2 million and a $0.08 million gain on disposal of assets held for sale during the year ended December 31, 2025. The assets held for sale were reported at the lower of the carrying amount or fair value, less costs to sell. During the year ended December 31, 2024, there were impairment charges of $0.8 million incurred related to the lab equipment classified as assets held for sale, which was included in restructuring and other charges. The auction resulted in proceeds of $1.3 million and a $1.2 million gain on disposal of lab equipment during the year ended December 31, 2024.

Depreciation expense on property and equipment was $0.0 million and $0.3 million in 2025 and 2024, respectively.

(5)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2025	December 31, 2024
Prepaid insurance	$566	$517
Prepaid research and development	—	128
Other prepaid expenses	115	110
Other current assets	48	75

Total prepaid expenses and other current assets	$729	$830

(6)	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2025	December 31, 2024
Payroll related	$11	$126
Professional fees	95	205
Restructuring costs	748	1,656
Other	61	50

Total accrued expenses	$915	$2,037

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Restructuring and Other Charges

In February 2024, the Company and its board of directors decided to discontinue the Synpheny-3 trial and as a result are currently evaluating strategic options for the Company with a goal to enhance stockholder value, including the possibility of a merger or sale of the Company.

The Company also announced a corporate restructuring that included a reduction in its workforce, leaving one remaining full-time employee. In addition, the Company has engaged consultants, to, among other things, support the strategic review process and current business operations. In connection with the corporate restructuring, the Company recorded restructuring charges for severance and related costs of $0.24 million and $6.2 million during the years ended December 31, 2025 and December 31, 2024, respectively. The Company also executed consulting agreements during the year ended December 31, 2024, with a select number of former employees in which their equity continues to vest under the terms of the original award. The consulting services were determined to be non-substantive and as a result, the Company has accelerated the related stock compensation expense. There was no acceleration of stock compensation expense for the year ended December 31, 2025 and there was $2.4 million of stock compensation included in restructuring charges for the year ended December 31, 2024.

Restructuring and other charges also included gains on equipment sales of $0.08 million and $1.2 million during the years ended December 31, 2025 and December 31, 2024, respectively. For the year ended December 31, 2024, restructuring and other charges also included impairment of the right-of-use assets associated with the Company’s leased spaces of $9.6 million and impairment of property and equipment of $5.0 million.

In connection with the corporate restructuring, on June 26, 2024 (the “Termination Date”), the Company entered into a Lease Termination Agreement (the “Termination Agreement”) for its corporate headquarters in Cambridge, Massachusetts, with the landlord which, effective immediately, terminated the lease. In exchange for the early termination of the lease pursuant to the Termination Agreement, the Company made a total termination payment of $10.6 million, of which $1.0 million was from a letter of credit associated with the lease. The Company also recorded a gain on lease termination, associated with its former headquarters, of $3.2 million, for the year ended December 31, 2024.

Other charges relating to the restructuring include a $5.2 million charge to impairment for prepaid research and development in relation to the Ginkgo collaboration (See Note 11, Collaboration Agreements, in the audited financial statements included in the 2024 Annual Report) for the year ended December 31, 2024. Additionally, there were charges of $0.32 million and $1.2 million recorded during the years ended December 31, 2025 and December 31, 2024, respectively, related to the restructuring including legal fees, banking fees and lab decommissioning fees.

As of December 31, 2025, approximately $0.75 million of the total restructuring charges remain unpaid and were included in accrued restructuring charges. These charges primarily consist of personnel costs related to severance expense and retention bonuses.

(8)	Stockholders’ Equity

Rights Plan

On February 20, 2024, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”), payable on March 1, 2024, for each share of common stock of the Company

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

outstanding on March 1, 2024 to the stockholders of record on that date and for certain warrants to purchase Common Stock outstanding on March 1, 2024. In connection with the distribution of the Rights, the Company entered into a Rights Agreement, dated as of February 20, 2024, between the Company and Equiniti Trust Company LLC, as rights agent (the “Rights Agreement”).

Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”) at a price of $12.00 per one one-thousandth of a share of Series A Preferred Stock represented by a Right (the “Purchase Price”), subject to adjustment.

The Rights were determined to have no value upon issuance and expired on February 20, 2025.

October 2023 Financing

On October 3, 2023, the Company issued and sold, through an underwritten public offering:

•	3,921,928 shares of its common stock at a price of $2.84 per share less underwriting discounts and commissions;

•	pre-funded warrants to purchase up to 3,472,435 shares of its common stock at a price of $2.839 immediately following the consummation of the offering, and;

•

accompanying common stock warrants to purchase up to 7,394,363 shares of its common stock at a price of $3.408 per share exercisable immediately after issuance and expires five years from the date of issuance.

Each share of its common stock and each pre-funded warrant was sold together with a common warrant to purchase one share of its common stock. A holder of pre-funded warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to such exercise. The net proceeds to the Company from the sale of common stock and pre-funded warrants through the offering, after deducting the underwriting discounts and commissions and offering expenses payable by the Company, were approximately $19.6 million.

The common stock and pre-funded warrants met the criteria for equity classification. The purchase warrants met the definition of a derivative instrument. Accordingly, upon issuance, the purchase warrants were recorded as a liability at fair value using the Black-Scholes option-pricing model in the amount of $13.4 million. Any subsequent changes in fair value of the purchase warrants is recognized in the consolidated statements of operations. The residual proceeds were allocated between the common stock and pre-funded warrants based on their relative fair values at the time of issuance. The amount allocated to the pre-funded warrants was recorded as a component of stockholders’ equity within additional paid-in capital.

At December 31, 2025, the fair value of the purchase warrants was $2.6 million. Accordingly, a gain on remeasurement of the purchase warrant liability of $2.3 million was recorded in the year ended December 31, 2025. Subsequent to their issuance and as of December 31, 2025, 2,920,126 pre-funded warrants have been exercised. None of the purchase warrants have been exercised since their issuance.

Ginkgo Warrants

In June 2019, the Company issued to Ginkgo Bioworks, Inc. (Ginkgo) 422,718 shares of common stock and accompanying Pre-Funded Warrants (the Pre-Funded Warrants) to purchase up to an aggregate of 169,874 shares

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

of common stock, at a combined purchase price per share and Pre-Funded Warrant of $135. The Pre-Funded Warrants have an exercise price of $135 per share, with $134.85 of such exercise price paid at the closing of the offering. The proceeds, net of issuance costs, were approximately $79.9 million, $57.0 million related to the proceeds from sale of the common stock and $22.9 million related to the proceeds from sale of the Pre-Funded Warrants. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full to the extent that, after giving effect to such issuance after exercise, Ginkgo would not beneficially own in excess of 19.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance. The Pre-Funded Warrants were classified as a component of permanent equity and were recorded at the issuance date using a relative fair value allocation method. The Pre-Funded Warrants are equity classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, such warrants do not provide any guarantee of value or return. In connection with the issuance to Ginkgo of common stock and Pre-Funded Warrants, the Company expanded its collaboration and entered into an agreement with Ginkgo for the research and development of engineered microbial therapeutic products. As a result of the Company’s and its board of directors decision to discontinue the Synpheny-3 trial, the Company would no longer be purchasing services from Ginkgo. None of the Pre-Funded Warrants have been exercised as of December 31, 2025. (See Note 11, Collaboration Agreements, in the audited financial statements included in the 2024 Annual Report).

The Company has reserved for future issuance the following shares of common stock related to the potential exercise of warrants, exercise of stock options, and the employee stock purchase plan:

December 31, 2025
Common stock issuable under pre-funded warrants	552,309
Common stock issuable under purchase warrants	7,394,363
Common stock issuable under Ginkgo pre-funded warrants	169,874
Options exercisable to purchase common stock	203,277

Total	8,319,823

(9)	Equity-based Compensation and Equity Incentive Plans

Equity Plans

The Company currently has two active equity plans.

The 2025 Equity Incentive Award Plan (2025 Plan) functions as the primary equity plan for the Company. The 2025 Plan replaced the 2015 Equity Incentive Award Plan (2015 Plan), which terminated on November 10, 2025. The 2025 Plan includes an “evergreen provision” that allows for an annual increase in the number of shares of common stock available for issuance under the 2025 Plan, which annual increase will be added on the first day of each fiscal year of the Company during the period beginning in fiscal year 2026, and ending on the second day of fiscal year 2035, and will be equal to the lesser of (i) four percent of the number of outstanding shares of common stock on such date and an amount determined by the administrator of the 2025 Plan. The 2025 Plan provides for the granting of a variety of stock-based compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards and other stock-based awards.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The 2017 Stock Incentive Plan (the 2017 Plan) provides for the grant of incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards.

The Company was formerly utilizing the 2015 Employee Stock Purchase Plan (ESPP), which allowed eligible employees to purchase shares of the Company’s common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. Due to the corporate restructuring, the purchases for the ESPP offering periods were cancelled during the years ended December 31, 2024 and December 31, 2025.

As of December 31, 2025, there were an aggregate of 1,038,721 shares available for future grant under the 2025 Plan and the 2017 Plan.

Stock Options

There were no stock options issued to employees during the year ended December 31, 2025. The weighted average assumptions used in the Black-Scholes option-pricing model for stock options issued to employees and non-employees under the 2015 Plan and the 2017 Plan, during the year ended December 31, 2024 were:

Year Ended December 31,
Employees:	2024
Expected term	5.6 years
Weighted-average, risk-free interest rate	3.9%
Expected volatility	92.0%
Dividend yield	—

The following table summarizes stock option activity under the 2015 (replaced by the 2025 Plan) and 2017 Plans.

	Stock options outstanding
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (a) (in thousands)
Outstanding at December 31, 2024	324,983	$11.88	7.0	$—
Granted	—	—		—
Exercised	—	—		—
Cancelled/Forfeited	(90,634)	13.29		—

Outstanding at December 31, 2025	234,349	11.34	6.1	$—

Vested or expected to vest at December 31, 2025	234,349	$11.34	6.1	$—
Exercisable at December 31, 2025	203,277	$13.07	7.0	$—

(a)

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the fair market value of the underlying common stock for the options that were in the money at December 31, 2025 and 2024. There were no options in the money at December 31, 2025 and December 31, 2024.

The weighted average grant date fair value per share of options granted during the years ended December 31, 2024 was approximately $3.15. There were no options granted during the year ended

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

December 31, 2025. The total fair value of awards that vested during the years ended December 31, 2025 and 2024 was $0.6 million and $1.3 million, respectively.

As of December 31, 2025, there was approximately $0.02 million of unrecognized share-based compensation for unvested stock option grants which is expected to be recognized over a weighted average period of 0.94 years. The total unrecognized share-based compensation cost will be adjusted for actual forfeitures as they occur.

Restricted Common Stock

During the years ended December 31, 2025 and 2024, 30,000 and 362,700 shares of restricted common stock were granted, respectively.

The following table shows restricted common stock activity:

	Restricted stock awards
	Number of shares	Weighted average grant date fair value (per share)
Unvested at December 31, 2024	194,066	$5.97
Granted	30,000	1.12
Vested	(125,513)	5.22
Forfeited	(27,190)	5.04

Unvested at December 31, 2025	71,363	$5.60

The total fair value of shares that vested during the years ended December 31, 2025 and 2024 was $0.7 million and $0.3 million, respectively.

As of December 31, 2025, there was approximately $0.01 million of unrecognized share-based compensation related to restricted stock awards granted, which is expected to be recognized over a weighted average period of 0.6 years. The total unrecognized share-based compensation cost will be adjusted for actual forfeitures as they occur.

Employee Stock Purchase Plan

The ESPP is considered a compensatory plan with the related compensation expense recognized over the six-month offering periods. There was no compensation expense for the year ended December 31, 2025. The compensation expense for the year ended December 31, 2024 was $(0.02) million due to the reversal of the expense as a result of the corporate restructuring and subsequent cancellation of the ESPP purchase in the first quarter of 2024.

Equity Compensation

The Company has recorded total equity-based compensation expense of approximately $0.1 million and $3.2 million, during the years ended December 31, 2025 and 2024, respectively. Equity compensation during the years ended December 31, 2025 and 2024 is derived from stock options, restricted stock awards, and the ESPP.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The following table summarizes equity-based compensation expense within the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
Research and development	$—	$232
General and administrative	117	570
Restructuring charges: expense acceleration	—	2,367

	$117	$3,169

The following table summarizes equity-based compensation expense by type of award for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
Stock options	$41	$2,064
Restricted stock awards	76	1,127
ESPP	—	(22)

	$117	$3,169

(10)	Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except for share and per share amounts):

	Years Ended December 31,
	2025	2024
Numerator:
Net loss	$(1,005)	$(23,359)

Denominator:
Weighted-average common shares outstanding — basic and diluted	12,311,909	12,196,209

Net loss per share — basic and diluted	$(0.08)	$(1.92)

The Company’s potentially dilutive shares, which include purchase warrants, outstanding stock options, unvested restricted common stock and potential shares issuable under the ESPP, are considered to be common share equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of the diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect.

	As of December 31,
	2025	2024
Purchase warrants	7,394,363	7,394,363
Unvested restricted common stock awards	71,363	194,066
Outstanding options to purchase common stock	234,349	324,983
Potential shares issuable under the ESPP	—	—

	7,700,075	7,913,412

(11)	Income Taxes

During the years ended December 31, 2025 and 2024, the Company recorded no income tax benefits for the net operating losses incurred due to its uncertainty of reclaiming a benefit for those losses.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets consist of the following (in thousands):

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$108,888	$102,145
Tax credit carryforwards	10,926	10,931
Accrued expenses	210	132
Property and equipment	—	28
Lease liabilities	—	—
Equity compensation	1,089	2,191
Amortizable intangibles	867	984
Amortizable research expenditures (1)	12,236	17,958
Other	64	64

Gross deferred tax assets	134,280	134,433
Deferred tax liabilities:
Right of use assets	—	—
Gross deferred tax liabilities	—	—
Valuation allowance	(134,280)	(134,433)

Net deferred tax assets	$—	$—

(1)

Under the Tax Cuts and Jobs Act (TCJA), research and experimental (R&D) expenditures are capitalized and amortized under section 174 for tax years beginning after December 31, 2021. These costs are amortized for tax purposes over 5 years since the R&D was performed in the U.S. The One Big Beautiful Bill Act (OBBBA) was enacted on July 4, 2025. OBBBA includes modifications to several provisions of TCJA, including reinstating full expensing for domestic R&D expenditures. The Company is considering the OBBBA amendments and transition rules for domestic R&D expenditures that were previously capitalized under TCJA. The unamortized balance of these costs is presented as a deferred tax asset in the table above.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of the Company’s deferred tax assets, which are comprised principally of net operating loss carryforwards, and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, a full valuation allowance of approximately $134.3 million and $134.4 million was established at December 31, 2025 and 2024, respectively.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes significant changes to U.S. tax law, including making permanent certain provisions originally enacted under the Tax Cuts and Jobs Act, such as 100% bonus depreciation, the immediate expensing of domestic research and development costs, and the limitation on the deductibility of business interest expense. The provisions of the OBBBA did not have a material impact on the effective income tax rate.

As further described in Note 2, Summary of Significant Accounting Policies, we have elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of our effective income tax rate to the statutory federal income tax rate for the year ended December 31, 2025 in accordance with the guidance in ASU 2023-09:

	Year ended December 31, 2025
(In thousands, except percentages)	Rate	Tax
U.S. federal statutory rate	21.00%	(209)
State income taxes, net of federal effect	—	—
Tax credits	—	—
Changes in valuation allowances	14.32%	(142)
Nontaxable or nondeductible items
Stock compensation	(10.39)%	103
Fair market value change of warrant liability	48.74%	(485)
Other	(0.86)%	9
Other adjustments
Cancelled stock awards	(72.99)%	726
Other	0.18%	(2)

Effective income tax rate	—	—

The following table is a reconciliation of our effective income tax rate to the statutory federal income tax rate for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09:

2024
Tax Rate
U.S. federal statutory rate	21%
State income taxes, net of federal benefit	9%
Other permanent differences	9%
Tax credits	2%
Other items	(1)%
Net change in valuation allowance	(40)%

Effective income tax rate	—

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The Company’s cash paid for income taxes, net of refunds received, consisted of the following for the year ended December 31, 2025 (in thousands):

2025
Federal	$—
Massachusetts	11

Total	$11

A roll-forward of the valuation allowance for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	Years ended December 31,
	2025	2024
Balance at beginning of year	$(134,433)	$(125,055)
Increase in valuation allowance	153	(9,378)

Balance at end of year	$(134,280)	$(134,433)

As of December 31, 2025, the Company had federal net operating loss carryforwards that may be available to reduce future taxable income of $401.8 million. Of the $401.8 million of federal net operating loss carryforwards, $62.4 million will expire on various dates from 2034 to 2037. The remaining $339.4 million of federal net operating loss carryforwards do not expire. The Company also had state net operating loss carryforwards that may be available to reduce future taxable income of $387.9 million for the period ended December 31, 2025. The state net operating loss carryforwards begin to expire in 2029. In addition, as of December 31, 2025, the Company had federal and state research and development tax credit carryforwards available to reduce future tax liabilities of $7.5 million and $4.4 million, respectively.

Pursuant to Section 382 of the Internal Revenue Code of 1986 (IRC), certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss (NOL) carryforwards and research and development credit (R&D credit) carryforwards that may be used in future years. Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation under Section 382 of the IRC due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax. The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation, due to the significant complexity and related costs associated with such a study. There could be additional ownership changes in the future that may result in additional limitations on the utilization of NOL carryforwards and credits.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. The Company has not recognized any liability for unrecognized tax benefits as of December 31, 2025. The Company’s policy is to record interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statement of operations. There are no interest or penalties accrued at December 31, 2025 and 2024.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

The Company files tax returns, on an entity-level basis, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. Tax years from 2021 to the present are open to examination under the statute. The Company’s net operating losses and other attributes generated in a closed tax year may still be adjusted to determine the amount of carryforward deduction available in an open year under examination.

(12)	Commitments and Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. The Company is not currently a party to any material legal proceedings.

(13)	Employee Benefits

The Company has a defined contribution 401(k) plan for eligible employees. Employees are eligible to participate in the plan beginning on their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation. The Company started to match employee contributions effective January 1, 2019. The Company matched 50% of the employee contributions to the 401(k) plan up to a maximum of 4% of the participating employee’s eligible earnings, resulting in a maximum company match of 2% of the participating employee’s eligible earnings, and subject to certain additional statutory dollar limitations. In 2021, the Company increased the match to 50% of the employee contributions up to a maximum of 6% of the participating employee’s eligible earnings, resulting in a maximum company match of 3% of the participating employee’s eligible earnings, and subject to certain additional statutory dollar limitations. For the years ended December 31, 2025 and 2024, the Company made $0.02 million and $0.09 million contributions to the plan, respectively.

(14)	Segment Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM) or decision-making group, in making decisions on how to allocate resources and assess performance. The principal executive officer (PEO) is the CODM. The Company operates in one operating segment; discovery and development of Synthetic Biotics.

The CODM manages and allocates resources to the operations of the Company on a total company basis by assessing the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with long-term company-wide strategic goals. In making these decisions, the PEO uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The CODM performs this assessment based on the Company’s consolidated net income (loss) that is reported on the consolidated statements of operations and comprehensive loss. Through this analysis, the CODM assesses performance by comparing actual consolidated net income (loss) versus the budget, and then decides how to allocate resources to invest in the Company’s research and development programs. The measure of segment assets is reported on the consolidated balance sheets as total assets. In addition, research and development, general and administrative expenses, and restructuring charges are significant segment expenses regularly provided to the PEO with the following categories:

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Research and Development

	Years Ended December 31,
	(in thousands)
	2025	2024
Clinical research and external costs	$50	$4,059
Facility and all other costs	—	3,116
Compensation and benefits	(7)	1,979

Total research and development expense	$43	$9,154

General and Administrative

	Years Ended December 31,
	(in thousands)
	2025	2024
Consulting and professional services	$2,720	$3,813
Compensation and benefits	544	1,964
Facility and all other costs	225	854

Total general and administrative expense	$3,489	$6,631

Restructuring Charges

	Years Ended December 31,
	(in thousands)
	2025	2024
Facility and all other costs	$(80)	$15,497
Compensation and benefits	232	8,629
Consulting and professional services	341	725
Clinical research and external costs	(17)	322

Total restructuring charges	$476	$25,173

SYNLOGIC, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(In thousands, except share amounts)

	June 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$13,183	$14,668
Prepaid expenses and other current assets	245	729

Total current assets	13,428	15,397
Restricted cash	50	50

Total assets	$13,478	$15,447

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$80	$103
Accrued expenses	1,036	915
Purchase warrant liability	345	2,566

Total current liabilities	1,461	3,584

Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock, $0.001 par value 250,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 11,978,711 shares issued and 11,696,641 shares outstanding as of June 30, 2026 and 11,978,711 shares issued and 11,698,919 shares outstanding as of December 31, 2025	12	12
Additional paid-in capital	457,041	457,025
Accumulated deficit	(442,518)	(442,656)
Treasury stock, at cost (282,070 shares at June 30, 2026 and 279,792 shares at December 31, 2025)	(2,518)	(2,518)

Total stockholders’ equity	12,017	11,863

Total liabilities and stockholders’ equity	$13,478	$15,447

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	$—	$—	$—	$—
Operating expenses:
Research and development	10	(14)	59	8
General and administrative	828	800	1,892	1,636
Restructuring and other charges	174	(9)	380	31

Total operating expenses	1,012	777	2,331	1,675

Loss from operations	(1,012)	(777)	(2,331)	(1,675)
Other income:
Interest and investment income	120	181	248	369
Change in fair value of purchase warrant liability	349	67	2,221	1,094

Total other income, net	469	248	2,469	1,463

Net income (loss)	$(543)	$(529)	$138	$(212)

Net income (loss) per share — basic and diluted	$(0.04)	$(0.04)	$0.01	$(0.02)

Weighted-average common shares — basic	12,418,592	12,319,147	12,406,266	12,301,476

Weighted-average common shares — diluted	12,418,592	12,319,147	12,407,049	12,301,476

Comprehensive income (loss):
Net income (loss)	$(543)	$(529)	$138	$(212)

Comprehensive income (loss)	$(543)	$(529)	$138	$(212)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Stockholders’ Equity

(In thousands, except share amounts)

	Common stock $0.001 par value		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
	For the Three Months Ended June 30, 2026
Balance at March 31, 2026	11,978,711	$12	$457,035	$—	$(441,975)	(279,792)	$(2,518)	$12,554
Forfeiture of restricted stock	—	—	—	—	—	(2,278)	—	—
Equity-based compensation expense	—	—	6	—	—	—	—	6
Net loss	—	—	—	—	(543)	—	—	(543)

Balance at June 30, 2026	11,978,711	$12	$457,041	$—	$(442,518)	$(282,070)	$(2,518)	$12,017

	For the Three Months Ended June 30, 2025
Balance at March 31, 2025	11,975,901	$12	$456,933	$—	$(441,334)	(279,792)	$(2,518)	$13,093
Issuance of restricted stock	30,000	—	—	—	—	—	—	—
Cancellation of restricted stock	(27,190)	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	29	—	—	—	—	29
Net loss	—	—	—	—	(529)	—	—	(529)

Balance at June 30, 2025	11,978,711	$12	$456,962	$—	$(441,863)	$(279,792)	$(2,518)	$12,593

	For the Six Months Ended June 30, 2026
Balance at December 31, 2025	11,978,711	$12	$457,025	$—	$(442,656)	(279,792)	$(2,518)	$11,863
Forfeiture of restricted stock	—	—	—	—	—	(2,278)	—	—
Equity-based compensation expense	—	—	16	—	—	—	—	16
Net loss	—	—	—	—	138	—	—	138

Balance at June 30, 2026	11,978,711	$12	$457,041	$—	$(442,518)	(282,070)	$(2,518)	$12,017

	For the Six Months Ended June 30, 2025
Balance at December 31, 2024	11,975,901	$12	$456,908	$—	$(441,651)	(279,792)	$(2,518)	$12,751
Issuance of restricted stock	30,000	—	—	—	—	—	—	—
Cancellation of restricted stock	(27,190)	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	54	—	—	—	—	54
Net loss	—	—	—	—	(212)	—	—	(212)

Balance at June 30, 2025	11,978,711	$12	$456,962	$—	$(441,863)	(279,792)	(2,518)	$12,593

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Cash flows from operating activities:
Net income (loss)	$138	$(212)
Adjustments to reconcile net income to net cash used in operating activities:
Gain on disposal of property and equipment	—	(81)
Equity-based compensation expense	16	54
Change in fair value of warrant liability	(2,221)	(1,094)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	484	537
Accounts payable and accrued expenses	98	(1,204)

Net cash used in operating activities	(1,485)	(2,000)

Cash flows from investing activities:
Proceeds from the sale of property and equipment	—	167

Net cash provided by investing activities	—	167

Net decrease in cash, cash equivalents and restricted cash	(1,485)	(1,833)
Cash, cash equivalents and restricted cash at beginning of period	14,718	18,910

Cash, cash equivalents and restricted cash at end of period	$13,233	$17,077

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SYNLOGIC, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

(1)	Nature of Business

Organization

Synlogic, Inc., together with its wholly owned and consolidated subsidiaries (Synlogic or the Company), is a biopharmaceutical company that previously advanced novel therapeutics to transform the care of serious diseases. The Company focused on rare metabolic disorders, with its lead program, labafenogene marselecobac (SYNB1934), studied in Synpheny-3, a global, pivotal Phase 3 study for patients with phenylketonuria (PKU), and SYNB1353, a potential treatment for homocystinuria (HCU). Both PKU and HCU are caused by inborn errors of metabolism, and present significant need for innovation due to limitations of both efficacy and safety in the currently available medical treatment options. Since incorporation, the Company has devoted substantially all of its efforts to the research and development of its product candidates.

In February 2024, the Company and its board of directors decided to discontinue the Synpheny-3 trial and to conduct a comprehensive review of strategic alternatives. The Company also announced a corporate restructuring that resulted in a reduction in its workforce, leaving one remaining full-time employee. In addition, the Company engaged consultants to, among other things, support the strategic review process and current business operations.

On July 28, 2026, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Caldera Therapeutics, Inc. (Caldera), a privately-held company based in Cambridge, Massachusetts, and certain newly formed subsidiaries of the Company. Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions described therein, Synlogic will be merged with and into a merger subsidiary of a newly formed parent company, Sonic Holdco, Inc. (Parent), with Synlogic surviving as a wholly owned subsidiary of Parent, and Caldera will be merged with and into a separate merger subsidiary of Parent, with Caldera surviving as a wholly owned subsidiary of Parent. Upon completion of the transaction, the combined company is expected to operate under the name Caldera Therapeutics, Inc. and focus primarily on advancing Caldera’s development of CLD-423, a potential first-in-class bispecific antibody targeting the clinically validated IL-23p19 and TL1A pathways for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases. Closing of the planned mergers (the Caldera Mergers) is subject to certain closing conditions, including, among others, approval by the stockholders of each company, the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission (the SEC) to register the securities to be issued in connection with the Caldera Mergers and the satisfaction of other customary closing conditions. The percentage of the combined company that pre-closing Synlogic security holders will own as of the closing of the Caldera Mergers is subject to adjustment based on the valuation of Synlogic immediately prior to the closing.

Going Concern and Liquidity

The Company’s interim unaudited consolidated financial statements have been prepared assuming it will continue as a going concern. The going concern assumption contemplates the continuity of operations, and the realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company has historically generated negative cash flows from operations and has an accumulated deficit of $442.5 million at June 30, 2026. At June 30, 2026, the Company had $13.2 million in unrestricted cash and cash equivalents. The Company has determined its current cash and cash equivalents as of June 30, 2026 will be sufficient to fund its operations at the current levels for at least the next 12 months from the date of this filing.

(2)	Summary of Significant Accounting Policies

The significant accounting policies described in the Company’s audited financial statements as of and for the year ended December 31, 2025, and the notes thereto, which are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026 (the 2025 Annual Report), have had no material changes during the six months ended June 30, 2026.

Basis of Presentation

The accompanying interim unaudited consolidated financial statements and the related disclosures as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and the rules and regulations of the SEC for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s 2025 and 2024 audited consolidated financial statements and notes included in the 2025 Annual Report. The consolidated balance sheet as of December 31, 2025 included herein was derived from the audited financial statements as of that date but does not include all disclosures including notes required by GAAP for complete financial statements. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position and results of operations for the three and six months ended June 30, 2026 and 2025. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or any other interim period or future year or period.

Principles of Consolidation

The accompanying interim unaudited consolidated financial statements include the accounts of Synlogic and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other accounting standard setting boards that the Company adopts as of the effective date. Unless otherwise discussed below, recently issued pronouncements that are or will be applicable to the Company did not have, or are not expected to have, a material impact on the Company’s present or future financial statements.

(3)	Fair Value of Financial Instruments

The tables below present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value, as described under Note 2, Summary of Significant Accounting Policies, in the audited financial statements included in the 2025 Annual Report.

The Company’s investment portfolio includes many fixed income securities that do not always trade on a daily basis. As a result, the pricing services used by the Company applied other available information as applicable through processes such as benchmark yields, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. In addition, model processes were used to assess interest rate impact and develop prepayment scenarios. These models take into consideration relevant credit information, perceived market movements, sector news and economic events. The inputs into these models may include benchmark yields, reported trades, broker-dealer quotes, issuer spreads and other relevant data.

The Company accounts for issued warrants either as derivative liabilities or as equity instruments depending on the specific terms of the agreement. Warrants that are equity-classified instruments and recorded in additional paid-in capital at issuance are not subject to remeasurement. The purchase warrants (defined below) issued in October 2023 are liability classified and recorded at fair value using the Black-Scholes option-pricing model at issuance, with any subsequent changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss). We periodically evaluate changes in facts and circumstances that could impact the classification of warrants. None of the purchase warrants have been exercised since their issuance.

At June 30, 2026 and December 31, 2025, the Company has classified assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

	Fair Value Measurements at Reporting Date Using
Description	June 30, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$13,183	$13,183	$—	$—

Total	$13,183	$13,183	$—	$—

Liabilities:
Purchase warrant liability	$345	$—	$—	$345

Total	$345	$—	$—	$345

	Fair Value Measurements at Reporting Date Using
Description	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds	$14,668	$14,668	$—	$—

Total	$14,668	$14,668	$—	$—

Liabilities:
Purchase warrant liability	$2,566	$—	$—	$2,566

Total	$2,566	$—	$—	$2,566

Cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses at June 30, 2026 and December 31, 2025 are carried at amounts that approximate fair value due to their short-term maturities.

Assumptions Used in Determining Fair Value of Warrants

The assumptions used in the Black-Scholes option-pricing model for the purchase warrants on the consolidated balance sheets at June 30, 2026 and December 31, 2025 are included below:

	June 30, 2026	December 31, 2025
Expected Term	2.25 years	2.75 years
Weighted-average, risk free interest rate	4.1%	3.5%
Expected volatility	69.0%	89.4%
Dividend yield	—	—
Strike price	$3.41	$3.41
Stock price	$0.70	$1.12

(4)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	June 30, 2026	December 31, 2025
Prepaid insurance	$134	$566
Other prepaid expenses	69	115
Other current assets	42	48

Total prepaid expenses and other current assets	$245	$729

(5)	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	June 30, 2026	December 31, 2025
Payroll related	$8	$11
Professional fees	111	95
Restructuring costs	879	748
Other	38	61

Total accrued expenses	$1,036	$915

(6)	Restructuring and Other Charges

In February 2024, the Company and its board of directors decided to discontinue the Synpheny-3 trial and announced a corporate restructuring that included a reduction in its workforce, leaving one remaining full-time employee. Following the discontinuation of Synpheny-3, Synlogic’s corporate strategy shifted to pursuing strategic initiatives to enhance stockholder value, including a potential merger or sale of the company. Synlogic initiated a strategic review process and engaged in a range of interactions with potential transaction counterparties, which ultimately resulted in the execution of the Merger Agreement (see Note 1, Organization in this Quarterly Report on Form 10-Q).

We recorded restructuring and other charges of $0.2 million for the three months ended June 30, 2026, compared to a gain on restructuring of $0.01 million for the corresponding period in 2025. We recorded restructuring and other charges of $0.4 million for the six months ended June 30, 2026, compared to $0.03 million for the corresponding period in 2025. As of June 30, 2026, approximately $0.9 million of the total restructuring charges remain unpaid and were included in accrued restructuring charges. These charges primarily consist of personnel costs related to severance expense and retention bonuses.

(7)	Stockholders’ Equity

October 2023 Financing

On October 3, 2023, the Company issued and sold in an underwritten public offering:

•	3,921,928 shares of its common stock at a price of $2.84 per share, less underwriting discounts and commissions;

•	pre-funded warrants to purchase up to 3,472,435 shares of its common stock at a price of $2.839 exercisable immediately following the consummation of the offering; and

•

accompanying common stock warrants (the purchase warrants) to purchase up to 7,394,363 shares of its common stock at a price of $3.408 per share that are exercisable immediately after issuance and expire five years from the date of issuance.

For a full description of the Company’s October 2023 Financing, refer to Note 8, Stockholders’ Equity in the audited financial statements included in the 2025 Annual Report.

At June 30, 2026, the fair value of the purchase warrants was $0.3 million. Accordingly, a gain on remeasurement of the purchase warrant liability of $0.3 million and $2.2 million was recorded in the three and six months ended June 30, 2026, respectively. Subsequent to their issuance and as of June 30, 2026, 2,920,126 pre-funded warrants have been exercised. None of the purchase warrants have been exercised since their issuance.

Ginkgo Warrants

In June 2019, the Company issued to Ginkgo an aggregate of 422,718 shares of common stock at a purchase price per share of $135, and pre-funded warrants (the Ginkgo pre-funded warrants) to purchase up to an aggregate of 169,874 shares of common stock at an exercise price of $135 per share, with $134.85 of such exercise price paid at the closing of the offering. The net proceeds to the Company were approximately $79.9 million. None of the Ginkgo pre-funded warrants have been exercised as of June 30, 2026.

For a full description of the Ginkgo warrants, refer to Note 8, Stockholders’ Equity in the audited financial statements included in the 2025 Annual Report.

The Company has reserved for future issuance the following shares of common stock related to the potential exercise of warrants and stock options:

June 30, 2026
Common stock issuable under pre-funded warrants	552,309
Common stock issuable under purchase warrants	7,394,363
Common stock issuable under Ginkgo pre-funded warrants	169,874
Options exercisable to purchase common stock	216,464

Total	8,333,010

(8)	Equity-based Compensation

On January 1, 2026, the number of shares of common stock available for issuance under the 2025 Equity Incentive Award Plan (the 2025 Plan) was increased by 467,956 shares due to the annual evergreen provision to increase shares available under the 2025 Plan. As of June 30, 2026, there were an aggregate of 1,512,774 shares available for future grant under the 2017 Stock Incentive Plan (the 2017 Plan) and the 2025 Plan.

The following table summarizes equity-based compensation expense within the Company’s interim unaudited consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	$—	$—	$—	$—
General and administrative	6	29	16	54
Restructuring charges: expense acceleration	—	—	—	—

	$6	$29	$16	$54

The following table summarizes equity-based compensation expense by type of award for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Stock options	$5	$9	$11	$23
Restricted stock awards	1	20	5	31

	$6	$29	$16	$54

During the six months ended June 30, 2026, the Company did not grant any stock options. As of June 30, 2026, there was $0.01 million of unrecognized share-based compensation related to unvested stock option grants which is expected to be recognized over a weighted average period of 0.60 years. The total unrecognized share-based compensation cost will be adjusted for actual forfeitures as they occur.

During the six months ended June 30, 2026, the Company did not grant any restricted stock awards. As of June 30, 2026, there was approximately $2 thousand of unrecognized share-based compensation related to restricted stock awards granted, which is expected to be recognized over a weighted average period of 0.75 years. The total unrecognized share-based compensation cost will be adjusted for actual forfeitures as they occur.

For a full description of the Company’s equity plans, refer to Note 9, Equity-based Compensation and Equity Incentive Plans in the audited financial statements included in the 2025 Annual Report.

(9)	Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. In computing diluted net income per share, the sum of the weighted-average number of shares of common stock outstanding during the period is used and only when their effect is dilutive, the weighted-average number of potential shares of common stock are included. In June 2019, the Company sold 422,718 shares of common stock and pre-funded warrants to purchase an aggregate of 169,874 shares of common stock at an exercise price of $135 per share, with $134.85 of such exercise price paid at the closing of the offering (see Note 8, Stockholders’ Equity, in the audited financial statements included in the 2025 Annual Report). The shares of common stock into which the warrants may be exercised are considered outstanding for the purposes of computing net loss per share.

Basic and diluted EPS for the three and six months ended June 30, 2026 and 2025 were calculated as follows (in thousands, except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Net income (loss)	$(543)	$(529)	$138	$(212)
Denominator:
Basic weighted-average common shares outstanding	12,418,592	12,319,147	12,406,266	12,301,476
Effect of dilutive securities	—	—	783	—

Diluted weighted-average common shares outstanding	12,418,592	12,319,147	12,407,049	12,301,476
Basic and Diluted EPS	$(0.04)	$(0.04)	$0.01	$(0.02)

The following potential shares of common stock, presented based on amounts outstanding at each period end, were excluded from the calculation of the diluted net loss per share attributable to common stockholders for the period indicated, because including them would have had an anti-dilutive effect.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Purchase warrants	7,394,363	7,394,363	7,394,363	7,394,363
Unvested restricted common stock awards	226	101,896	—	101,896
Outstanding options to purchase common stock	230,530	289,030	230,530	289,030

	7,625,119	7,785,289	7,624,893	7,785,289

(10)	Commitments and Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. The Company is not currently a party to any material legal proceedings.

The Company’s commitments described in the Company’s audited financial statements included in the 2025 Annual Report have had no material changes during the six months ended June 30, 2026.

(11)	Income Taxes

The Company did not record an income tax benefit in its interim unaudited consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2026 and 2025 as it is more likely than not that the Company will not recognize the federal and state deferred tax benefits generated by its losses. The Company has provided a valuation allowance for the full amount of its net deferred tax assets as of June 30, 2026 and December 31, 2025, as management has determined it is more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would not be realized. The Company did not record any amounts for unrecognized tax benefits as of June 30, 2026 or December 31, 2025.

On July 4, 2025, the One Big Beautiful Bill Act (the OBBBA) was enacted in the United States. The OBBBA includes significant changes to federal tax law and other regulatory provisions, with certain provisions becoming effective in 2025. The Company has considered the enacted tax law changes in its forecasted annual effective tax rate. Adjustments to deferred tax assets and liabilities as a result of the tax law changes do not impact the Company’s deferred tax expense for the six months ended June 30, 2026.

(12)	Segment Information

Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (CODM) or decision-making group, in making decisions on how to allocate resources and assess performance. The principal executive officer (PEO) is the CODM. The Company operates in one operating segment; discovery and development of Synthetic Biotics.

The CODM manages and allocates resources to the operations of the Company on a total company basis by assessing the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with long-term company-wide strategic goals. In making these decisions, the PEO uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The CODM performs this assessment based on the Company’s consolidated net income (loss) that is reported on the consolidated statements of operations and comprehensive income (loss). Through this analysis, the CODM assesses performance by comparing actual consolidated net income (loss) versus the budget, and then decides how to allocate resources to invest in the Company’s research and development programs. The measure of segment assets is reported on the consolidated balance sheets as total assets. In addition, research and development, general and administrative expenses, and restructuring charges are significant segment expenses regularly provided to the PEO with the following categories (in thousands):

Research and Development

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Clinical research and external costs	$13	$10	$66	$15
Facility and all other costs	(3)	—	(7)	—
Compensation and benefits	—	(24)	—	(7)

Total research and development expense	$10	$(14)	$59	$8

General and Administrative

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Consulting and professional services	$672	$598	$1,567	$1,226
Compensation and benefits	114	149	236	294
Facility and all other costs	42	53	89	116

Total general and administrative expense	$828	$800	$1,892	$1,636

Restructuring Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Facility and all other costs	$—	$(68)	$—	$(80)
Compensation and benefits	66	61	131	109
Consulting and professional services	108	19	249	19
Clinical research and external costs	—	(21)	—	(17)

Total restructuring charges	$174	$(9)	$380	$31

(13)	Subsequent Events

Merger Agreement

On July 28, 2026, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) by and among the Company, Caldera, Parent, Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (Caldera Merger Sub), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (Synlogic Merger Sub).

Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction of the conditions described therein, Synlogic will be merged with and into Synlogic Merger Sub, with Synlogic surviving as a wholly owned subsidiary of Parent, and Caldera will be merged with and into Caldera Merger Sub, with Caldera surviving as a wholly owned subsidiary of Parent (together, the Caldera Mergers). The Caldera Mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Concurrently with entering into the Merger Agreement, Caldera entered into a securities purchase agreement (the Securities Purchase Agreement) with certain qualified institutional buyers and/or accredited investors (the Investors). Pursuant to the Securities Purchase Agreement, and subject to the terms and conditions therein, Caldera agreed to sell, and the Investors agreed to purchase, an aggregate of approximately $278.0 million worth of shares of Caldera Common Stock (the Concurrent Financing). The closing of the Concurrent Financing is anticipated to occur on or about the date of the closing of the Caldera Mergers, subject to the satisfaction of customary closing conditions.

Assuming that the Caldera Mergers close, on a pro forma basis, pre-merger equityholders of the Company are expected to own approximately 2.3% of the combined company, pre-merger equityholders of Caldera are expected to own approximately 62.8% of the combined company, and the Investors are expected to own approximately 34.9% (assuming proceeds from the financing of $278.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for the Company of $18.0 million, assuming the Company has net cash of $6.0 million as of the closing of the Caldera Mergers, (ii) a valuation for Caldera of $500.0 million, and (iii) the relative capitalization of the Company and Caldera. The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the Final Synlogic Net Cash at Closing (as defined in the Merger Agreement).

In connection with the Caldera Mergers, Parent will prepare and file a registration statement on Form S-4, which will contain a prospectus to register the shares of Parent Common Stock issued pursuant to the Merger Agreement (the Form S-4). Promptly after the Form S-4 is declared effective, the Company shall hold a stockholder meeting to seek the vote of the Company’s stockholders of, among other matters, the approval of the Merger Agreement and the transactions contemplated therein. The Caldera Mergers will close after approval by the stockholders of the Company and Caldera, the S-4 becomes effective, and certain other conditions, as specified in the Merger Agreement, are satisfied.

Warrant Agreements

In October 2023, in an underwritten public offering, Synlogic issued to certain purchasers (the Holders) common warrants (the Warrants) to purchase up to an aggregate of 7,394,363 shares of Synlogic Common Stock (the Warrant Shares) exercisable at $3.408 per share, subject to adjustment (the Exercise Price). On July 27, 2026, Synlogic entered into warrant amending agreements (collectively, the Warrant Amending Agreements) with all the Holders that (i) reduced the Exercise Price of the Warrants to $0.70 per Warrant Share and (ii) removed the Holders’ right to require Synlogic or a successor entity to redeem the Warrants for cash in an amount equal to the Black-Scholes value of the unexercised portion thereof, concurrently with or within 30 days following the consummation of a fundamental transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Caldera Therapeutics, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Caldera Therapeutics, Inc. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, convertible redeemable preferred stock and stockholders’ deficit, and cash flows for the period from April 9, 2025 (inception) to December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from April 9, 2025 (inception) to December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses and negative cash flows from operations since inception and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2026.

Boston, Massachusetts

September 10, 2026

CALDERA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)

December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$49,685
Prepaid expenses and other current assets	253

Total current assets	49,938
Deferred financing costs	125
Other assets	619

Total assets	$50,682

Liabilities, convertible redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$552
Accrued expenses and other current liabilities (includes $218 owed to a related party)	2,588

Total current liabilities	3,140

Total liabilities	3,140

Commitments and contingencies (Note 5)
Series A convertible redeemable preferred stock; aggregate liquidation preference of $75,000 at December 31, 2025	74,895
Stockholders’ deficit:
Common stock, $0.00001 par value; 129,353,000 shares authorized as of December 31, 2025; 31,466,065 shares issued as of December 31, 2025; 24,390,426 shares outstanding as of December 31, 2025	—
Additional paid-in capital	806
Accumulated deficit	(28,159)

Total stockholders’ deficit	(27,353)

Total liabilities, convertible redeemable preferred stock and stockholders’ deficit	$50,682

The accompanying notes are an integral part of these consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

Period from April 9, 2025 (inception) to December 31, 2025
Operating expenses:
Research and development (includes $374 from a related party)	$25,608
General and administrative	2,943

Total operating expenses	28,551

Loss from operations	(28,551)

Other income (expense), net
Interest income	400
Foreign exchange gain or loss, net	(8)

Total other income, net	392

Loss before provision for income taxes	(28,159)
Provision for income taxes	—

Net loss and comprehensive loss	$(28,159)

Net loss per share — basic and diluted	$(1.29)

Weighted average number of shares outstanding — basic and diluted	21,860,256

The accompanying notes are an integral part of these consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of April 9, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Series A convertible redeemable preferred stock (net of issuance costs of $105)	64,000,002	63,895	—	—	—	—	—
Conversion SAFE into Series A convertible redeemable preferred stock	10,999,998	11,000	—	—	—	—	—
Issuance of common stock	—	—	24,390,426	—	169	—	169
Stock-based compensation	—	—	—	—	637	—	637
Net loss and comprehensive loss	—	—	—	—	—	(28,159)	(28,159)

Balance as of December 31, 2025	75,000,000	$74,895	24,390,426	$—	$806	$(28,159)	$(27,353)

The accompanying notes are an integral part of these consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Period from April 9, 2025 (inception) to December 31, 2025
Cash flows from operating activities
Net loss and comprehensive loss	$(28,159)
Adjustments to reconcile net loss to net cash used in operating activities:
Acquired in-process research and development	15,440
Stock-based compensation expense	637
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(253)
Other assets	(619)
Accounts payable	552
Accrued expenses and other liabilities	2,463

Net cash used in operating activities	(9,939)

Cash flows from investing activities
Purchases of in-process research and development	(15,271)

Net cash used in investing activities	(15,271)

Cash flows from financing activities
Proceeds of issuance of Series A convertible redeemable preferred stock	64,000
Payment of Series A convertible redeemable preferred stock issuance costs	(105)
Proceeds from issuance of SAFE	11,000

Net cash provided by financing activities	74,895

Net increase in cash and cash equivalents	49,685
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$49,685

Supplemental disclosure of noncash investing and financing activities
Issuance of common stock to purchase in-process research and development	$169
Conversion of SAFE into Series A convertible redeemable preferred stock	$11,000
Deferred issuance costs in accounts payable and accrued expenses and other liabilities	$125

The accompanying notes are an integral part of these consolidated financial statements.

CALDERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND LIQUIDITY

Caldera Therapeutics, Inc., a Delaware corporation (“Caldera” or the “Company”), was incorporated in the State of Delaware on April 9, 2025. The Company is a clinical-stage biotechnology company focused on the investigational bispecific antibody CLD-423 for the treatment of inflammatory bowel disease (“IBD”) and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two clinically validated inflammatory pathways, Tumor Necrosis Factor (“TNF”)-like ligand 1A (“TL1A”) and interleukin (“IL”)-23p19. The Company is currently investigating CLD-423 in Phase 1a clinical trials in healthy volunteers and, based on interim data generated to date, plans to initiate Phase 2 clinical trials in ulcerative colitis and Crohn’s disease in early 2027.

In July 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) in connection with a reverse merger transaction with Synlogic, Inc. (“Synlogic”), pursuant to which Caldera and Synlogic would become wholly owned subsidiaries of a newly formed holding company (the “Mergers”). In connection with the Mergers, certain investors have agreed to purchase securities in a private placement for expected gross proceeds of approximately $278.0 million, subject to the terms and conditions of the applicable financing agreements. The proceeds from the private placement are expected to be used primarily to advance the development of CLD-423, including through Phase 2 clinical development, and for other general corporate purposes. The completion of the private placement is contingent upon the closing of the Mergers.

Liquidity and Capital Resources

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. As of December 31, 2025, the Company had cash and cash equivalents of $49.7 million.

Since its inception in April 2025, the Company has devoted substantially all of its efforts to organizing and staffing the Company, business planning, raising capital, discovering and developing its product candidates, conducting research and development activities and providing general and administrative support for these operations. The Company has funded its operations principally through proceeds received from the sale of the Company’s SAFE, Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”) and Series A-1 Convertible Redeemable Preferred Stock (“Series A-1 Preferred Stock”), or together (the “Convertible Redeemable Preferred Stock”). The Company has incurred recurring losses and negative cash flows from operations since inception. As of December 31, 2025, the Company had an accumulated deficit of $28.2 million. The Company has no products approved for commercial sale, has not generated any revenue from product sales, and cannot guarantee when or if it will generate any revenue from product sales. Substantially all of the Company’s operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations. In addition, the Company will continue to incur additional operating losses as a result of planned expenditures for research and development activities, its drug development programs, including clinical trial and manufacturing costs, and the continued build-out of clinical, manufacturing, commercial and compliance capabilities.

In accordance with Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements — Going Concern, the Company evaluates whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Based on its current operating plan, the cash and cash equivalents described above will not be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the date these consolidated financial statements are issued. Accordingly, management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon obtaining additional financing. Management’s plans to address the Company’s liquidity requirements include completing the Mergers and the concurrent private placement. However, the Mergers and the concurrent private placement are subject to various closing conditions, and there can be no assurance that such transactions will be completed on the anticipated terms, in a timely manner or at all.

If the Mergers and related financing transactions are not completed, the Company will need to obtain additional financing through equity or debt financings, strategic transactions or other arrangements. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company, if at all. If the Company is unable to obtain sufficient additional financing, it may be required to delay, reduce or discontinue its research and development programs, significantly reduce operating expenses, pursue other strategic alternatives or pursue a voluntary dissolution.

The accompanying consolidated financial statements do not include any adjustments to the carrying amounts or classification of assets and liabilities or reported expenses that may be necessary if the Company is unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Caldera Therapeutics Securities Corporation (“Caldera Securities Corp”) and Caldera Therapeutics AU PTY LTD (“Caldera AU”) which was dissolved in January 2026. All intercompany balances and transactions have been eliminated in the preparation of the accompanying consolidated financial statements.

Going Concern

At each reporting period, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The Company is required to make certain additional disclosures if it concludes substantial doubt exists and it is not alleviated by the Company’s plans or when its plans alleviate substantial doubt about the Company’s ability to continue as a going concern. The Company’s evaluation entails, among other things, analyzing the results of the Company’s nonclinical development efforts and license agreements as well as the entity’s current financial condition including conditional and unconditional obligations anticipated within a year, and related liquidity sources at the date the financial statements are issued. This is reflected in the Company’s prospective operating budgets and forecasts and compared to the current cash and cash equivalents balance.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies in developing the estimates and assumptions that are used in the preparation of the consolidated financial statements. Management must apply significant judgment in this process. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Estimates are used in the following areas, among others: determining the fair value of the Company’s common stock, determination of accrued expenses and research and development expenses.

Segment information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (“CODM”), in deciding how to allocate resources and assess performance. The Company has one operating segment focused on the research and development of treatments for inflammatory bowel disease and other immune-mediated diseases. The Company’s CODM, its President and Chief Executive Officer (“CEO”), manages its operations on a consolidated basis for the purpose of allocating resources.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposit accounts and deposits in short-term money market funds. Cash equivalents are stated at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents in financial institutions that management believes to be of high credit quality, and accordingly, the Company believes such funds are subject to minimal credit risk. The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentration of Supplier Risk

The Company currently depends on a small number of third-party suppliers to supply the product candidate that is being evaluated in the Company’s research and development programs.

Research and Development Costs and Accrued Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs that are paid in advance of performance (if any) are capitalized as a prepaid expense and amortized over the service period as the services are provided.

The Company has entered into various research and development contracts. The payments under these contracts are recorded as research and development expenses as incurred. The Company records accrued expenses for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of its research and development studies, including the phase or completion of events, invoices received and contracted costs. Judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Determination of Fair Value of Certain Liability Instruments

Simple Agreements for Future Equity (collectively the “SAFE”) are recorded as a liability in the consolidated balance sheet and the Company records subsequent changes in fair value of SAFE as a component of other expense, net in the consolidated statement of operations and comprehensive loss. Debt issuance costs related to the SAFE are expensed in the period incurred (see Note 6).

Asset Acquisitions and Acquired In-process Research and Development Expense

The Company accounts for acquisitions of assets or a group of assets that do not meet the definition of a business as asset acquisitions based on the cost to acquire the asset or group of assets, which include certain transaction costs. In an asset acquisition, the cost to acquire is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recorded in an asset acquisition. Assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development (“IPR&D”) while those acquired that have no alternative future use as of the acquisition date are recognized as research and development expense as of the acquisition date. The Company will recognize additional research and development expenses in the future if and when the Company becomes obligated to make contingent milestone payments under the terms of the agreements by which it acquired the IPR&D assets. Contingent consideration in the form of milestone payments related to IPR&D with no alternative future use is charged to expense when the related milestone is achieved and becomes payable.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at fair value. The Company grants equity awards under its stock-based compensation plan, which may include stock options and restricted common stock. The measurement date for employee and non-employee awards is the date of grant. For the equity awards that vest based on a service condition, stock-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. For equity awards with performance conditions, the Company recognizes stock-based compensation expense using the accelerated attribution method when the achievement of a performance-based milestone is probable. Stock-based compensation expense is classified in the accompanying consolidated statement of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”), which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. The Company estimates its expected stock price volatility based on the historical volatility of publicly trading peer companies. The Company uses the simplified method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for stock options granted to employees as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

The fair value of the Company’s common stock on the date of grant was determined by the Company’s Board of Directors (the “Board”), taking into consideration its most recently available third-party valuations of common stock as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the grant date.

Fair Value Measurements

Certain assets and liabilities are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities

•	Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3 — Unobservable inputs that reflect the Company’s own assumptions about market participants would use in pricing the asset or liability

Convertible Redeemable Preferred Stock

The Company records Convertible Redeemable Preferred Stock at its issuance-date fair value, net of issuance costs. The Convertible Redeemable Preferred Stock is subject to redemption upon certain deemed liquidation events not solely within the control of the Company, and as such, is considered contingently redeemable for accounting purposes and is classified as temporary equity. Under ASC 480-10-S99, the Convertible Redeemable Preferred Stock is not subsequently remeasured because the contingent events that could give rise to redemption are not deemed probable.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s comprehensive net loss equals the reported net loss for all periods presented.

Foreign Currency

The Company records gains and losses arising from monetary assets and liabilities denominated in foreign currencies within other income (expense), net in the consolidated statement of operations and comprehensive loss.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the Company’s consolidated balance sheet. The Company does not accrue contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses.

Net Loss Per Common Share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities, which includes unvested restricted common stock and Series A Preferred Stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of diluted securities and dividing the resulting amount by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For the purpose of this calculation, outstanding stock options, unvested restricted common stock and Series A Preferred Stock are considered potential dilutive common shares.

The Company’s Series A Preferred Stock normally entitles the holders of such shares to participate in dividends but does not contractually require those holders to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is antidilutive.

Deferred Financing Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are incremental and directly associated with in-process equity financings as deferred financing costs until such financing is consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering. In the event that the equity financing is abandoned, the deferred financing costs will be expensed immediately as a charge to operating expenses in the statement of operations and comprehensive loss. As of December 31, 2025, the Company recorded deferred offering costs of $0.1 million related to the Series A-1 Preferred Stock Financing, which closed in January 2026 (see Note 15).

Income taxes

The Company is primarily subject to U.S. Federal and Massachusetts state income taxes. For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

The tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. It does not consider the likelihood of whether or not the IRS will review the position. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could affect the Company’s income tax provision in future periods. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of the period from April 9, 2025 (inception) to December 31, 2025. The Company’s policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2025, the Company has no accruals for interest or penalties related to income tax matters.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. For entities other than PBEs, the requirements will be effective for annual periods beginning after December 15, 2025. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for the periods presented. As of December 31, 2025, the Company adopted this new ASU early, and it only impacts the Company’s income tax disclosures with no impact to its operations, cash flows, or financial condition.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date (“ASU-2024-03”). ASU 2024-03 requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. ASU 2024-03, as clarified by ASU 2025-01, is effective for public entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation-Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer to reduce diversity in practice and improve the decision usefulness and operability of the guidance for stock-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company does not currently have revenue from contracts with customers, and therefore, does not expect ASU 2025-04 to have a material impact on its consolidated financial statements. The Company will continue to evaluate the standard through the adoption date.

3. FAIR VALUE MEASUREMENTS

The Company’s cash equivalents are generally classified within Level 1 of the fair value hierarchy. The following table sets forth by level, within the fair value hierarchy, the assets measured at fair value on a recurring basis (in thousands):

	Fair Value Measurement as of December 31, 2025:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$49,184	$—	$—	$49,184

Cash equivalents	$49,184	$—	$—	$49,184

During the period ended December 31, 2025, there were no transfers or reclassifications between fair value measurement levels of assets. The fair value of the Company’s cash equivalents, consisting of money market funds, is based on quoted market prices in active markets with no valuation adjustment.

The carrying values of prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. The Company had no other financial liabilities for the period presented above.

The following table presents a roll-forward of the aggregate fair values of the SAFE (see Note 6) for which fair value approximated the proceeds received (in thousands):

SAFE
Balance as of April 9, 2025 (inception)	$—
Issuance of SAFE	11,000
Conversion into Series A Preferred Stock	(11,000)

Balance as of December 31, 2025	$—

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

December 31, 2025
Accrued research and development costs	$1,300
Accrued compensation and related benefits	982
Accrued legal and professional fees	263
Other current liabilities	43

Accrued expenses and other current liabilities	$2,588

5. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of December 31, 2025, the Company was not a party to any material legal proceedings. There were no loss contingencies recorded in the Company’s consolidated financial statements for the period ended December 31, 2025.

Other Funding Commitments

The Company may enter into contracts with contract research organizations and other third parties for clinical and preclinical research studies and other services and products for operating purposes. These contracts are generally cancellable, with notice, at the Company’s option and do not have any significant cancellation penalties.

Indemnification

In the ordinary course of business, the Company enters into indemnification arrangements, including arrangements with its directors and officers. The maximum potential future payments under these arrangements are not determinable, and no liability has been recorded in the consolidated financial statements related to such arrangements.

6. SIMPLE AGREEMENT FOR FUTURE EQUITY

In April 2025, the Company entered into SAFE with certain investors. The SAFE is for a principal amount of $11.0 million to be repaid (the “Cash-Out Amount”) upon dissolution, in the absence of the occurrence of certain settlement events before dissolution, including upon a qualified equity financing, a public offering or a change of control.

Upon a qualified equity financing event, the SAFE will be automatically converted into a number of shares of corresponding preferred stock at a price equal to the lower of (i) the lowest price per share of the Preferred Stock sold in the equity financing and (ii) $1.00 per share. Upon the effective date of a public offering of the Company’s common stock, or a change of control, the investors will be entitled to receive the greater of (i) Cash-Out Amount, or (ii) the amount that will be payable on the number of shares of Common Stock equal to the Cash-Out Amount divided by the Liquidity Price (as such term is defined in the SAFE) of Common Stock at the time of the Liquidity Event (as defined in the SAFE). Upon dissolution of the Company, investors will be paid an amount equal to the Cash-Out Amount.

Upon the Initial Closing of the Series A Preferred Stock financing (see Note 7), the outstanding SAFE was converted into 10,999,998 shares of Series A Preferred Stock at a conversion price of $1.00 per share. No gain or loss resulting from changes in the fair value of the SAFE was recognized during the period from April 9, 2025 (inception) through December 31, 2025.

7. SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

In May 2025, the Company entered into the Series A Preferred Stock Purchase Agreement (“Series A Purchase Agreement”). As part of these closings, 75,000,000 shares of Series A Preferred Stock were authorized, and 19,000,002 shares of Series A Preferred Stock, with a par value of $0.00001, were issued at $1.00 per share for gross proceeds of $19.0 million (the “Initial Closing”). Additionally, upon the Initial Closing, the outstanding SAFE (see Note 6) were converted into 10,999,998 shares of Series A Preferred Stock.

After the Initial Closing, upon receipt of IND approval for the first licensed product in the territory for the first indication (“the Milestone”), or the Milestone is waived from majority of Series A Preferred Stockholders (the “Waiver”), the Company shall sell and each purchaser in the Initial Closing shall purchase 45,000,000 Series A Preferred Stock, on the same terms and conditions as those contained in the Series A Transaction Agreements (the “Milestone Closing”). Each purchaser shall have the right, but not the obligation, to purchase all (but not less than all) 45,000,000 shares at any other time prior to the Milestone Closing (the “Voluntary Closing”). The Milestone Closing was fully executed and the 45,000,000 shares were issued in December 2025.

In connection with the Milestone or the Waiver, if any purchaser fails to purchase the number of Milestone Closing shares that such purchaser is obligated to purchase at or prior to the Milestone Closing, then in addition to any other remedies available to the Company or the other purchasers, such purchaser shall be deemed to be a defaulting holder and such purchaser’s outstanding shares of the Series A Preferred Stock shall be converted into shares of Common Stock at a conversion ratio of 10 shares of the preferred stock to 1 share of Common Stock (“Special Mandatory Conversion”), and such defaulting holder shall lose all rights and privileges associated with the Series A Preferred Stock of the Company. The purchasers’ obligation to participate in any Milestone Closing terminates upon the earliest of: (a) a deemed liquidation event; (b) completion of an initial public offering; or (c) insolvency or similar events.

None of the purchasers shall exercise any right to that such purchaser voluntarily convert any shares of the Series A Preferred Stock into shares of Common Stock at any time during the period from the Initial Closing to the date of the Milestone Closing or the date of the termination of such purchaser’s rights and obligations (the “First Tranche Period”).

At any time during the First Tranche Period, each purchaser shall not be permitted to sell or otherwise transfer, assign, or otherwise dispose of (i) any of the shares of the Series A Preferred Stock held by such purchaser or (ii) the right and/or obligation to participate in the Milestone Closing (the “Purchase Right”), unless (x) each of such shares of the Series A Preferred Stock and the purchase right are transferred together and (y) the Company has provided its prior written consent to the transfer, which determination shall be in the Company’s sole discretion. Any purported transfer occurring without the Company’s prior written consent shall be considered null, void and of no effect.

The Company determined that the future tranche right to purchase additional shares of Series A Preferred Stock was not a freestanding financial instrument as it was not separately exercisable and legally detachable. The future tranche right was evaluated as an embedded derivative and was not bifurcated from the Series A Preferred Stock since it did not have a net settlement characteristic and therefore, did not meet the definition of a derivative.

The authorized, issued and outstanding shares of Series A Preferred Stock and liquidation preferences as of December 31, 2025, were as follows (dollars in thousands):

	December 31, 2025
	Preferred Stock Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issuable Upon Conversion
Series A Preferred Stock	75,000,000	75,000,000	$74,895	$75,000	75,000,000

The Series A Preferred Stock has the following rights and privileges:

Dividend Rights

The holders of the Series A Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the Board. The Company may not pay any dividends on shares of common stock of the Company unless the holders of Series A Preferred Stock then outstanding simultaneously receive dividends equal to an amount as defined in the Company’s amended and restated certificate of incorporation. For the period ended December 31, 2025, no cash dividends have been declared or paid.

Liquidation Rights

In the event of any liquidation, dissolution, or winding-up of the Company, or deemed liquidation events including a merger or acquisition, which transfers the majority of the Company’s voting power, or sale of substantial assets, as defined in the certificate of incorporation, each Convertible Redeemable Preferred Stock holder is entitled to receive, prior and in preference to any payments to common stock holders, a liquidation preference amount equal to $1.00 per share for Series A Preferred Stock plus any dividends declared but unpaid. If the assets of the Company are insufficient to make payment in full to all Convertible Redeemable Preferred Stock holders, then the assets or consideration will be distributed ratably among such holders in proportion to the full liquidation preference amounts to which the holders would otherwise be entitled.

After the payment to the holders of Series A Preferred Stock, the remaining assets shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and common stock on an “as-converted” basis.

Each holder of Series A Preferred Stock shall be entitled to receive upon liquidation the greater of (i) the liquidation preference and participation rights discussed in the preceding paragraphs and (ii) the amount such holder would have received if such holder had converted its shares of Series A Preferred Stock into common stock immediately prior to such liquidation of the Company.

Voting Rights

The holders of the Series A Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of whole shares of common stock into which such holders of Series A Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Except for the actions requiring the approval or consent of the majority of the holders of Series A Preferred Stock, the holders of Series A Preferred Stock shall vote together with the holders of common stock and vote as a single class.

Redemption

The holders of Series A Preferred Stock do not have any redemption rights, except upon certain liquidation and dissolution events that are not solely within the Company’s control, including a merger or consolidation or the sale, transfer, or exclusive license of all or substantially all of the Company’s assets and intellectual property.

Conversion

As of December 31, 2025, each share of Series A Preferred Stock is convertible at the option of the holder into one share of common stock (subject to adjustment for certain events, including dilutive issuances, stock splits, and reclassifications). The Series A Preferred Stock will also be converted automatically into shares of common stock (a) at any time upon the affirmative election of the majority holders of all the outstanding shares of Series A Preferred Stock, or (b) immediately upon the closing of an initial public offering under the Securities Act of 1933, as amended, at a price of at least three times the original issue price of Series A Preferred Stock resulting in at least $50.0 million of proceeds (the “Qualified IPO”), covering the offer and sale of common stock for the account of the Company.

If, at any time after the Initial Closings, the Company issues or sells additional shares of common stock for an effective price less than the conversion price of any series of Convertible Redeemable Preferred Stock, then the conversion price of such series of Convertible Redeemable Preferred Stock shall be reduced to a price calculated by multiplying the then current conversion price of such series by (a) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the number of shares of common stock which the aggregate consideration, received by the Company for the additional shares issued or sold, would purchase at the then-existing conversion price of such series, divided by (b) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the additional shares of common stock so issued. This feature has not been triggered as of December 31, 2025.

8. STOCKHOLDERS’ DEFICIT

Common Stock

As of December 31, 2025, the Company was authorized to issue 129,353,000 shares of common stock, with a par value of $0.00001 per share, of which 24,390,426 shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

During the period ended December 31, 2025, the Company issued 16,890,426 shares of common stock under the license agreement (see Note 10) and 7,500,000 shares of common stock to four shareholders at a price of $0.00001 per share.

9. STOCK-BASED COMPENSATION

2025 Equity Incentive Plan

The Company’s 2025 Equity Incentive Plan (the “2025 Plan”) was adopted by the Board in May 2025. The 2025 Plan allows the compensation committee to make equity-based and cash-based incentive awards to its officers, employees, directors, and other key persons, including consultants.

Upon adoption, 6,435,138 shares of its common stock were reserved for the issuance of awards under the 2025 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in its capitalization. In November 2025, the Company increased the number of shares reserved for issuance to 7,625,972.

During the period ended December 31, 2025, the Company granted options to purchase 7,999,319 shares. Forfeitures of 373,347 shares during the period returned those shares to the plan reserve. After giving effect to the 373,347 forfeited shares returned to the plan reserve, no shares remained available for future grant under the 2025 Plan as of December 31, 2025.

Stock Option Valuation

The Company typically grants stock options to employees and nonemployees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock has been determined by the Board at each measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company’s financial position and historical financial performance, the status of development of the Company’s programs, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the stockholders holding shares of preferred stock, and the prospects of a liquidity event, among others.

The Company utilized the Black-Scholes Option Pricing Method (“OPM”) to estimate the fair value of stock options awarded to employees, officers, directors, consultants, and advisors. The Black-Scholes OPM requires several key assumptions. The assumptions that the Company used to determine the grant-date fair value of options granted to employees, non-employees and directors were as follows, presented on a weighted-average basis:

Period from April 9, 2025 (inception) to December 31, 2025
Expected term (in years)	5.9
Expected volatility	105.8%
Risk-free interest rate	3.9%
Expected dividend yield	—%
Fair value of underlying common stock	$0.50

A summary of option activity under the 2025 Plan is as follows:

	Number of Options	Weighted Average Exercise Price per Unit	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of April 9, 2025 (inception)	—	$—	—	$—
Granted	7,999,319	$0.01
Exercised	—	$—
Forfeited	(373,347)	$0.01

Outstanding as of December 31, 2025	7,625,972	$0.01	9.7	$3,737

Exercisable as of December 31, 2025	—	$—	—	$—
Nonvested as of December 31, 2025	7,625,972	$0.01	9.7	$3,737

Included in the options granted during the period ended December 31, 2025, 3,223,874 stock options were subject to the service condition and performance condition of the Milestone Closing of the Series A Preferred Stock. During the period ended December 31, 2025, the performance condition was satisfied upon the closing of second tranche of Series A Preferred Stock and the stock options were subject to ongoing service conditions.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The weighted-average grant-date fair value of the Company’s stock options granted during the period ended December 31, 2025 was $0.22.

As of December 31, 2025, there was $1.1 million of unrecognized compensation expense, related to unvested stock options that will be recognized over a weighted-average remaining term of 3.33 years.

Restricted Common Stock

During the period ended December 31, 2025, the Company issued 7,055,639 shares of restricted common stock subject to a time-based service condition. As of December 31, 2025, there was a de minimis amount of unrecognized compensation expense, related to unvested time-based restricted common stock.

The following table summarizes the Company’s restricted common stock activity for the period ended December 31, 2025 (dollars in thousands):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value
Issued and unvested as of April 9, 2025 (inception)	—	$—
Issued	7,055,639	—
Vested	—	—
Forfeited	—	—

Issued and unvested as of December 31, 2025	7,055,639	$—

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statement of operations and comprehensive loss (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
General and administrative	$545
Research and development	92

Total stock-based compensation expense	$637

10. LICENSE AGREEMENT

Agreement with Qyuns Therapeutics Co., Ltd.

In April 2025, the Company entered into a license agreement with Qyuns Therapeutics Co., Ltd. (“Qyuns”), as amended by Amendment #1 thereto, dated November 21, 2025 (as amended, the “Qyuns License Agreement”), pursuant to which Qyuns granted the Company an exclusive worldwide license under certain intellectual property rights owned or controlled by Qyuns to develop, commercialize and sell the licensed products, including CLD-423. As consideration for the Qyuns License Agreement, the Company paid an upfront license fee of $10.0 million in cash and issued 16,890,426 shares of Common Stock to Qyuns at the time of the Series A Preferred Stock financing in May 2025. As the IPR&D did not have any alternative future use, both the upfront cash payment of $10.0 million and the value of the Common Stock issued of $0.2 million were recorded as research and development expense during the period ended December 31, 2025. The Company is obligated to make future development milestone payments of up to $125.0 million upon the achievement of certain specified development milestones and sales milestone payments of up to $420.0 million upon the achievement of certain specified sales milestones. Because these payments are contingent, no liability or expense is recognized until the related milestone is achieved and payment becomes probable. The Company also agreed to pay Qyuns royalties that range in the mid to high single digits of net sales of licensed products sold by the Company covered by patent rights in a relevant country.

The Company recorded research and development expense related to the Qyuns License Agreement of $15.2 million for the period ended December 31, 2025, which included the $5.0 million development milestone paid in December 2025 after Investigational New Drug (“IND”) approval was achieved.

Unless terminated earlier, the Qyuns License Agreement expires upon the expiration of the Company’s royalty obligation for all licensed products worldwide. Qyuns and the Company can terminate the Qyuns License Agreement in the event of a material breach by the other party and failure to cure such breach within a certain period of time. The Company may terminate the Qyuns License Agreement upon written notice to Qyuns. Qyuns has the right to terminate the Qyuns License Agreement upon the Company’s bankruptcy or insolvency, or in the event of any challenge or opposition to the licensed patent rights or related actions brought by the Company or its affiliates or sublicensees, or if the Company, its affiliates or sublicensees knowingly assist a third-party in challenging or otherwise opposing the licensed patent rights, except as required under a court order or subpoena.

Manufacturing license

In July 2025, the Company entered into a manufacturing license agreement with a third party, pursuant to which the third party granted a non-exclusive license to use their cells for producing CLD-423 for clinical and commercial purposes. As consideration for this agreement, the Company paid an upfront license fee of $0.2 million in cash, which was recorded in research and development expense for the period ended December 31, 2025.

The agreement will continue in perpetuity unless the Company terminates the agreement at will upon written notice to the Licensor or the Licensor terminates the agreement upon the Company’s failure to pay the fees when due or in the event of any challenge or opposition to the licensed patent rights or related actions brought by the Company or its affiliates or sublicensees.

11. INCOME TAXES

The Company did not record any provision (benefit) for income taxes for the period ended December 31, 2025.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Period from April 9, 2025 (inception) to December 31, 2025
U.S. federal statutory tax rate	(5,914)	21.0%
State and local income taxes, net of federal benefit	—	0.0%
Tax credits:
Federal research and development credit	(156)	0.6%
Change in valuation allowance	6,033	-21.4%
Nontaxable or Nondeductible Items:
Other	37	-0.2%

Effective income tax rate	$—	0.0%

The net deferred income tax asset balance related to the following (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
Deferred tax assets:
Intangible assets	$3,826
Capitalized research and development	2,557
Net operating loss carryforwards	516
Accruals & Other	376
Credits	174

Total deferred tax assets before valuation allowance	7,449
Valuation allowance	(7,449)

Total deferred tax assets after valuation allowance	$—

As of December 31, 2025, the Company had $2.0 million of U.S. federal net operating loss carryforwards, which have an unlimited carryforward period. As of December 31, 2025, the Company had $1.6 million of state net operating loss carryforwards, which begin to expire in 2045.

As of December 31, 2025, the Company had $0.2 million of U.S. federal research and development tax credits that begin to expire in 2045. As of December 31, 2025, the Company had $0.02 million of state research and development tax credits which begin to expire in 2039.

The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. The Company assesses the realizability of its deferred tax assets at each balance sheet date. In assessing the realization of its deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the projected future taxable income, expected reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment. After consideration of all available evidence, both positive and negative, the Company determined that it is not more likely than not that its net deferred tax assets will be realized in the foreseeable future. As a result, the Company established a valuation allowance of $7.4 million as of December 31, 2025.

The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. Under Section 382, if a corporation undergoes an ownership change (as defined), the corporation’s ability to utilize its net operating loss carryforwards and other tax attributes to offset income may be limited. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes.

The Company records uncertain tax positions as liabilities in accordance with ASC 740-10 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Since there is complexity in some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The calculation and assessment of the Company’s income tax exposures generally involves the uncertainties in the application of complex tax laws and regulations for federal, state, and foreign jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon local tax examination including resolutions of any related appeals or litigation on the basis of the technical merits.

The Company files income tax returns in the United States where it is subject to tax examination by federal and state tax authorities. The Company is not currently under examination for income taxes, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by federal and state tax authorities to the extent utilized in a future period. The Company commenced operations in 2025; therefore, there are no tax years subject to examination prior to 2025.

As of December 31, 2025, the Company has not recorded an unrecognized tax benefit. As of December 31, 2025, no accrued interest or penalties are included on the related tax liability line presented in the consolidated balance sheet.

For the period ended December 31, 2025, there was no income taxes paid or refunds received.

12. NET LOSS PER SHARE

For periods in which the Company reports a net loss, potentially dilutive securities have been excluded from the computation of diluted net loss per share as their effects would be anti-dilutive (see Note 2). Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares presented based on amounts outstanding at period end, from the computation of diluted net loss per share for the period indicated because including them would have had an anti-dilutive effect:

Period from April 9, 2025 (inception) to December 31, 2025
Options to purchase common stock	7,625,972
Unvested restricted common stock	7,055,639
Series A Preferred Stock (as converted to common stock)	75,000,000

89,681,611

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the period presented (in thousands, except share and per share amounts):

Period from April 9, 2025 (inception) to December 31, 2025
Numerator:
Net loss	$(28,159)

Denominator:
Weighted average common stock outstanding — basic and diluted	21,860,256

Net loss per share — basic and diluted	$(1.29)

13. SEGMENT INFORMATION

The Company operates as one operating segment. The Company’s CODM is its President and Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM manages and allocates resources to the operations of the Company on a total company basis by assessing the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with the long-term company-wide strategic goals. Consistent with this decision-making process, the CODM uses operating expenses to monitor budget versus actual results for purposes of evaluating performance and to make decisions about the allocation of resources.

The financial metrics used by the CODM to make key operating decisions include research and development expenses comprising CLD-423 program costs, personnel, professional and consulting fees and acquired IPR&D, and general and administrative expenses comprising personnel, professional and consulting fees, stock-based compensation and other general and administrative costs.

The following table presents selected financial information with respect to the Company’s single operating segment for the period from April 9, 2025 (inception) to December 31, 2025 (in thousands):

Period from April 9, 2025 (inception) to December 31, 2025
Operating expenses:
Research and development:
CLD-423 program costs	$6,174
Personnel, professional and consulting fees	3,902
Stock-based compensation expense	92
Acquired IPR&D	15,440
General and administrative:
Personnel, professional and consulting fees	1,733
Stock-based compensation expense	545
Other general and administrative costs	665

Total operating expenses	$28,551

Other segment items (1)	(392)

Net loss	$28,159

(1)	Other segment items include interest income and foreign currency exchange gains and losses for the period from April 9, 2025 (inception) to December 31, 2025.

14. RELATED-PARTY TRANSACTIONS

Jiangsu Cellularforce

Jiangsu Cellularforce was contracted as the Company’s contract development and manufacturing organization (the “CDMO”) to develop, manufacture, test, and support regulatory filings for CLD-423 drug substance, drug product, and placebo intended for global clinical trials. Jiangsu Cellularforce is a wholly owned subsidiary of Qyuns, and Qyuns is a holder of more than 5% of the Company’s common stock. Accordingly, transactions with Jiangsu Cellularforce are treated as related-party transactions. Fees incurred by the Company with respect to Jiangsu Cellularforce during the period from April 9, 2025 (inception) through December 31, 2025 were $0.4 million, of which $0.2 million were included in accrued expenses and other current liabilities at December 31, 2025.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 10, 2026, the date the consolidated financial statements were issued.

Series A-1 Financing

In January 2026, the Company issued 26,785,713 shares of Series A-1 Preferred Stock at a share price of $1.40 per share, resulting in gross proceeds of $37.5 million. The $0.1 million of deferred offering costs recorded at December 31, 2025 were charged against the proceeds of the Series A-1 Financing upon its closing.

Mergers

On July 28, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) in connection with a reverse merger transaction with Synlogic, Inc. (“Synlogic”), pursuant to which Caldera and Synlogic would become wholly owned subsidiaries of a newly formed holding company (the “Mergers”).

Immediately prior to the closing of the Mergers, all outstanding shares of the Company’s Series A Preferred Stock and Series A-1 Preferred Stock will automatically convert into common stock. At closing, each outstanding share of the Company’s common stock will be exchanged for shares of Parent common stock based on an exchange ratio derived from a fixed Company equity value of $500.0 million.

In connection with the execution of the Merger Agreement, certain investors have agreed to purchase securities in a private placement for expected gross proceeds of approximately $278.0 million, subject to the terms and conditions of the applicable financing agreements. The proceeds from the private placement are expected to be used primarily to advance the development of CLD-423, including through Phase 2 clinical development, and for other general corporate purposes. The completion of the private placement is contingent upon the closing of the Mergers.

CALDERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$76,976	$49,685
Prepaid expenses and other current assets	512	253

Total current assets	77,488	49,938
Deferred financing costs	210	125
Other assets	630	619

Total assets	$78,328	$50,682

Liabilities, convertible redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable (includes $2,130 and $0 owed to a related party as of June 30, 2026 and December 31, 2025, respectively)	$4,897	$552
Accrued expenses and other current liabilities (includes $213 and $218 owed to a related party as of June 30, 2026 and December 31, 2025, respectively)	2,262	2,588

Total current liabilities	7,159	3,140

Total liabilities	7,159	3,140

Commitments and contingencies (Note 5)
Convertible redeemable preferred stock; aggregate liquidation preference of $112,500 and $75,000 at June 30, 2026 and December 31, 2025, respectively	112,197	74,895
Stockholders’ deficit:
Common stock, $0.00001 par value; 151,561,000 and 129,353,000 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 31,468,322 and 31,466,065 shares issued as of June 30, 2026 and December 31, 2025; 26,470,576, and 24,390,426 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	—	—
Additional paid-in capital	1,363	806
Accumulated deficit	(42,391)	(28,159)

Total stockholders’ deficit	(41,028)	(27,353)

Total liabilities, convertible redeemable preferred stock and stockholders’ deficit	$78,328	$50,682

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

(Unaudited)

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Operating expenses:
Research and development (includes $4,961 and $0 from a related party as of June 30, 2026 and June 30, 2025, respectively)	$13,281	$12,265
General and administrative	2,279	859

Total operating expenses	15,560	13,124

Loss from operations	(15,560)	(13,124)

Other income (expense), net
Interest income	1,338	7
Foreign exchange gain or loss, net	(7)	(3)

Total other income, net	1,331	4

Loss before income tax expense	(14,229)	(13,120)
Income tax expense	(3)	—

Net loss and comprehensive loss	$(14,232)	$(13,120)

Net loss per share — basic and diluted	$(0.63)	$(0.81)

Weighted average number of shares outstanding — basic and diluted	22,718,659	16,251,205

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

(Unaudited)

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2025	75,000,000	$74,895	24,390,426	$—	$806	$(28,159)	$(27,353)
Issuance of Series A-l convertible redeemable preferred stock (net of issuance costs of $198)	26,785,713	37,302	—	—	—	—	—
Vesting of restricted common stock	—	—	2,057,893	—	—	—	—
Exercise of stock options	—	—	22,257	—	11	—	11
Stock-based compensation	—	—	—	—	546	—	546
Net loss	—	—	—	—	—	(14,232)	(14,232)

Balance as of June 30, 2026	101,785,713	$112,197	26,470,576	$—	$1,363	$(42,391)	$(41,028)

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of April 9, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Series A convertible redeemable preferred stock (net of issuance costs of $105)	19,000,002	18,895	—	—	—	—	—
Conversion SAFE into Series A convertible redeemable preferred stock	10,999,998	11,000	—	—	—	—	—
Issuance of common stock	—	—	24,390,426	—	169	—	169
Stock-based compensation	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(13,120)	(13,120)

Balance as of June 30, 2025	30,000,000	$29,895	24,390,426	$—	$170	$(13,120)	$(12,950)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALDERA THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

(Unaudited)

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Cash flows from operating activities
Net loss and comprehensive loss	$(14,232)	$(13,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Acquired in-process research and development	—	10,192
Stock-based compensation expenses	547	1
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(260)	(20)
Other assets	(12)	—
Accounts payable	4,261	395
Accrued expenses and other liabilities	(326)	895

Net cash used in operating activities	(10,022)	(1,657)

Cash flows from investing activities
Purchases of in-process research and development	—	(10,022)

Net cash used in investing activities	—	(10,022)

Cash flows from financing activities
Proceeds of issuance of convertible redeemable preferred stock	37,500	19,000
Payment of convertible redeemable preferred stock issuance costs	(198)	(105)
Proceeds from issuance of SAFE	—	11,000
Proceeds from exercise of common stock	11	—

Net cash provided by financing activities	37,313	29,895

Net increase in cash and cash equivalents	27,291	18,216
Cash and cash equivalents at beginning of period	49,685	—

Cash and cash equivalents at end of period	$76,976	$18,216

Supplemental disclosure of noncash investing and financing activities
Issuance of common stock to purchase in-process research and development	$—	$169
Conversion of SAFE into convertible redeemable preferred stock	$—	$11,000
Deferred issuance costs in accounts payable and accrued expenses and other liabilities	$84	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALDERA THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. NATURE OF BUSINESS AND LIQUIDITY

Caldera Therapeutics, Inc., a Delaware corporation (“Caldera” or the “Company”), was incorporated in the State of Delaware on April 9, 2025. The Company is a clinical-stage biotechnology company focused on the investigational bispecific antibody CLD-423 for the treatment of inflammatory bowel disease (“IBD”) and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two clinically validated inflammatory pathways, Tumor Necrosis Factor (“TNF”)-like ligand 1A (“TL1A”) and interleukin (“IL”)-23p19. The Company is currently investigating CLD-423 in Phase 1a clinical trials in healthy volunteers and, based on interim data generated to date, plans to initiate Phase 2 clinical trials in ulcerative colitis and Crohn’s disease in early 2027.

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, the ability to complete preclinical and clinical trials, the ability to obtain regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the ability to raise additional capital to fund operations.

In July 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) in connection with a reverse merger transaction with Synlogic, Inc. (“Synlogic”), pursuant to which Caldera and Synlogic would become wholly owned subsidiaries of a newly formed holding company (the “Mergers”). In connection with the Mergers, certain investors have agreed to purchase securities in a private placement for expected gross proceeds of approximately $278.0 million, subject to the terms and conditions of the applicable financing agreements. The proceeds from the private placement are expected to be used primarily to advance the development of CLD-423, including through Phase 2 clinical development, and for other general corporate purposes. The completion of the private placement is contingent upon the closing of the Mergers.

In August 2026, Qyuns initiated dosing in the Phase 1a healthy volunteer bridging study in China described in Note 14.

Liquidity and Capital Resources

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

As of June 30, 2026, the Company had cash and cash equivalents of $77.0 million.

Since its inception in April 2025, the Company has devoted substantially all of its efforts to organizing and staffing the Company, business planning, raising capital, discovering and developing its product candidates, conducting research and development activities and providing general and administrative support for these operations. The Company has funded its operations primarily through proceeds from the issuance of Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”), Series A-1 Convertible Redeemable Preferred Stock (“Series A-1 Preferred Stock”), together (the “Convertible Redeemable Preferred Stock”) and Simple Agreements for Future Equity (“SAFE”). In January 2026, the Company issued 26,785,713 shares of Series A-1 Preferred Stock at a purchase price of $1.40 per share for gross proceeds of $37.5 million.

The Company has incurred net losses and negative cash flows from operations since inception and expects to continue to incur significant losses for the foreseeable future as it advances the development of its product candidates. As of June 30, 2026, the Company had an accumulated deficit of $42.6 million. The Company has no products approved for commercial sale and has not generated any revenue from product sales. The Company has also incurred significant expenses in connection with the proposed Mergers, including costs associated with the Merger Agreement and the preparation and filing of the registration statement on Form S-4. Substantially all of the Company’s operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations. In addition, the Company will continue to incur additional operating losses as a result of planned expenditures for research and development activities, its drug development programs, including clinical trial and manufacturing costs, and the continued build-out of clinical, manufacturing, commercial and compliance capabilities.

In accordance with Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements — Going Concern, the Company evaluates whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date the unaudited condensed consolidated financial statements are issued. Based on its current operating plan, the Company expects that the existing cash and cash equivalents described above will not be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the date these unaudited condensed consolidated financial statements are issued. Accordingly, management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon obtaining additional financing. Management’s plans to address the Company’s liquidity requirements include completing the proposed Mergers and the related private placement. However, the Mergers and related financing transactions are subject to various closing conditions, and there can be no assurance that such transactions will be completed on the anticipated terms, in a timely manner or at all.

If the Mergers and related financing transactions are not completed, the Company will need to obtain additional financing through equity or debt financings, strategic transactions or other arrangements. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company, if at all. If the Company is unable to obtain sufficient additional financing, it may be required to delay, reduce or discontinue its research and development programs, significantly reduce operating expenses, pursue other strategic alternatives or pursue a voluntary dissolution.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts or classification of assets and liabilities or reported expenses that may be necessary if the Company is unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) applicable to interim financial information. In the opinion of the Company, the information reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements, including the related notes thereto, for the period from April 9, 2025 (inception) to December 31, 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Caldera Therapeutics Securities Corporation (“Caldera Securities Corp”) and

Caldera Therapeutics AU PTY LTD (“Caldera AU”), with Caldera AU’s results included through its dissolution in January 2026. All significant intercompany accounts and transactions have been eliminated in the preparation of the accompanying unaudited condensed consolidated financial statements.

Series A-1 Preferred Stock

The Company records its Series A-1 Preferred Stock at issuance-date fair value, net of issuance costs. The Series A-1 Preferred Stock is contingently redeemable and classified as temporary equity under ASC 480-10-S99. The Series A-1 Preferred Stock is not subsequently remeasured because the contingent redemption events are not probable of occurring.

There were no other changes to the Company’s significant accounting policies during the six months ended June 30, 2026.

3. FAIR VALUE MEASUREMENTS

The Company’s cash equivalents are generally classified within Level 1 of the fair value hierarchy. The following table sets forth by level, within the fair value hierarchy, the assets measured at fair value on a recurring basis (in thousands):

	Fair Value Measurement as of June 30, 2026:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$76,476	$—	$—	$76,476

Cash equivalents:	$76,476	$—	$—	$76,476

	Fair Value Measurement as of December 31, 2025:
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$49,184	$—	$—	$49,184

Cash equivalents:	$49,184	$—	$—	$49,184

During the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to December 31, 2025, there were no transfers or reclassifications between fair value measurement levels of assets. The fair value of the Company’s cash equivalents, consisting of money market funds, is based on quoted market prices in active markets with no valuation adjustment.

The carrying values of prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. The Company had no other financial liabilities for the period presented above.

The following table presents a roll-forward of the aggregate fair values of the SAFE (see Note 6) for which fair value approximated the proceeds received (in thousands):

SAFE
Balance as of April 9, 2025 (inception)	$—
Issuance of SAFE	11,000
Conversion into Series A Preferred Stock	(11,000)

Balance as of June 30, 2025	$—

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

	June 30, 2026	December 31, 2025
Accrued research and development costs	$1,173	$1,300
Accrued compensation and related benefits	763	982
Accrued legal and professional fees	303	263
Other current liabilities	23	43

Accrued expenses and other current liabilities	$2,262	$2,588

5. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of June 30, 2026, the Company was not a party to any material legal proceedings. There were no loss contingencies recorded in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2026 or for the period from April 9, 2025 (inception) to June 30, 2025.

Other Funding Commitments

The Company may enter into contracts with clinical research organizations and other third parties for clinical and preclinical research studies and other services and products for operating purposes. These contracts are generally cancellable, with notice, at the Company’s option and do not have any significant cancellation penalties.

Indemnification

In the ordinary course of business, the Company has entered into indemnification arrangements with its directors and officers and certain other parties. These arrangements generally require the Company to indemnify the covered parties against claims arising from their service to or relationship with the Company. The maximum potential future payments under these arrangements cannot be determined. The Company has not recorded a liability related to these indemnification arrangements in its unaudited condensed consolidated financial statements.

6. SIMPLE AGREEMENT FOR FUTURE EQUITY

In April 2025, the Company entered into a SAFE with certain investors. The SAFE is for a principal amount of $11.0 million to be repaid (the “Cash-Out Amount”) upon dissolution, in the absence of the occurrence of certain settlement events before dissolution, including upon a qualified equity financing, a public offering or a change of control.

Upon a qualified equity financing event, the SAFE will be automatically converted into a number of shares of corresponding preferred stock at a price equal to the lower of (i) the lowest price per share of the preferred stock sold in the equity financing and (ii) $1.00 per share. Upon the effective date of a public offering of the Company’s common stock, or a change of control, the investors will be entitled to receive the greater of (i) Cash-Out Amount, or (ii) the amount that will be payable on the number of shares of Common Stock equal to the Cash-Out Amount divided by the Liquidity Price (as such term is defined in the SAFE) of Common Stock at the time of the Liquidity Event (as defined in the SAFE). Upon dissolution of the Company, the investors will be paid an amount equal to the Cash-Out Amount.

Upon the Series A Preferred Stock Initial Closing (see Note 7) in May 2025, the outstanding SAFE was converted into 10,999,998 shares of Series A Preferred Stock at a conversion price of $1.00 per share. No gain or loss resulting from changes in the fair value of the SAFE was recognized during the period from April 9, 2025 (inception) through June 30, 2025.

7. CONVERTIBLE REDEEMABLE PREFERRED STOCK

In May 2025, the Company entered into the Series A Preferred Stock Purchase Agreement (“Series A Purchase Agreement”). As part of these closings, 75,000,000 shares of Series A Preferred Stock were authorized, and 19,000,002 shares of Series A Preferred Stock, with a par value of $0.00001, were issued at $1.00 per share for gross proceeds of $19.0 million (the “Initial Closing”). Additionally, upon the Initial Closing, the outstanding SAFE (see Note 6) were converted into 10,999,998 shares of Series A Preferred Stock.

After the Initial Closing, upon receipt of IND approval for the first licensed product in the territory for the first indication (the “Milestone”), or the Milestone was waived by the holders of a majority of the Series A Preferred Stock (the “Waiver”), the Company was obligated to sell and each purchaser in the Initial Closing was obligated to purchase 45,000,000 shares of Series A Preferred Stock, on the same terms and conditions as those contained in the Series A Purchase Agreement (the “Milestone Closing”). Each purchaser had the right, but not the obligation, to purchase all (but not less than all) 45,000,000 shares at any other time prior to the Milestone Closing (the “Voluntary Closing”). The Milestone Closing was fully executed and the 45,000,000 shares were issued in December 2025.

In connection with the Milestone or the Waiver, if any purchaser failed to purchase the number of Milestone Closing shares that such purchaser was obligated to purchase at or prior to the Milestone Closing, then in addition to any other remedies available to the Company or the other purchasers, such purchaser would be deemed to be a defaulting holder and such purchaser’s outstanding shares of the Series A Preferred Stock would be converted into shares of Common Stock at a conversion ratio of ten shares of the preferred stock to one share of Common Stock (the “Special Mandatory Conversion”), and such defaulting holder would lose all rights and privileges associated with the Series A Preferred Stock of the Company. The purchasers’ obligation to participate in any Milestone Closing terminated upon the earliest of: (a) a deemed liquidation event; (b) completion of an initial public offering; or (c) insolvency or similar events.

None of the purchasers was entitled to exercise any right to voluntarily convert any shares of the Series A Preferred Stock into shares of Common Stock at any time during the period from the Initial Closing to the date of the Milestone Closing or the date of the termination of such purchaser’s rights and obligations (the “First Tranche Period”).

During the First Tranche Period, no purchaser was permitted to sell or otherwise transfer, assign, or otherwise dispose of (i) any of the shares of the Series A Preferred Stock held by such purchaser or (ii) the right and/or obligation to participate in the Milestone Closing (the “Purchase Right”), unless (x) each of such shares of the Series A Preferred Stock and the purchase right were transferred together and (y) the Company has provided its prior written consent to the transfer, which determination was in the Company’s sole discretion. Any purported transfer occurring without the Company’s prior written consent was considered null, void and of no effect.

The Company determined that the future tranche right to purchase additional shares of Series A Preferred Stock was not a freestanding financial instrument as it was not separately exercisable and legally detachable. The future tranche right was evaluated as an embedded derivative and was not bifurcated from the Series A Preferred Stock since it did not have a net settlement characteristic and therefore, did not meet the definition of a derivative.

In January 2026, the Company entered into the Series A-1 Preferred Stock Purchase Agreement (“Series A-1 Purchase Agreement”). As part of this closing, 26,785,713 shares of Series A-1 Preferred Stock, with a par value of $0.00001, were authorized and issued at $1.40 per share for gross proceeds of $37.5 million.

The authorized, issued and outstanding Convertible Redeemable Preferred Stock and liquidation preferences as of June 30, 2026 and December 31, 2025, were as follows (dollars in thousands):

	June 30, 2026
	Preferred Stock Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issuable Upon Conversion
Series A Preferred Stock	75,000,000	75,000,000	$74,895	$75,000	75,000,000
Series A-l Preferred Stock	26,785,713	26,785,713	37,302	37,500	26,785,713

	101,785,713	101,785,713	$112,197	$112,500	101,785,713

	December 31, 2025
	Preferred Stock Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issuable Upon Conversion
Series A Preferred Stock	75,000,000	75,000,000	$74,895	$75,000	75,000,000

The Convertible Redeemable Preferred Stock has the following rights and privileges:

Dividend Rights

The holders of the Convertible Redeemable Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the Company’s Board of Directors (the “Board”). The Company may not pay any dividends on shares of common stock of the Company unless the holders of the Convertible Redeemable Preferred Stock then outstanding simultaneously receive dividends equal to an amount as defined in the Company’s amended and restated certificate of incorporation. For the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to June 30, 2025, no cash dividends have been declared or paid.

Liquidation Rights

In the event of any liquidation, dissolution, or winding-up of the Company, or deemed liquidation events including a merger or acquisition, which transfers the majority of the Company’s voting power, or sale of substantial assets, as defined in the certificate of incorporation, each holder of Convertible Redeemable Preferred Stock is entitled to receive, prior and in preference to any payments to common stock holders, a liquidation preference amount equal to $1.00 per share for Series A Preferred Stock and $1.40 per share for Series A-1 Preferred Stock, respectively, plus any dividends declared but unpaid. If the assets of the Company are insufficient to make payment in full to all holders of Convertible Redeemable Preferred Stock, then the assets or consideration will be distributed ratably among such holders in proportion to the full liquidation preference amounts to which the holders would otherwise be entitled.

After the payment to the holders of the Convertible Redeemable Preferred Stock, the remaining assets shall be distributed with equal priority and pro rata among the holders of the Convertible Redeemable Preferred Stock and common stock on an “as-converted” basis.

Each holder of the Convertible Redeemable Preferred Stock shall be entitled to receive upon liquidation the greater of (i) the liquidation preference and participation rights described in the preceding paragraphs and (ii) the amount such holder would have received if such holder had converted its shares of the Convertible Redeemable Preferred Stock into common stock immediately prior to such liquidation of the Company.

Voting Rights

The holders of the Convertible Redeemable Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of whole shares of common stock into which such holders of the Convertible Redeemable Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Except for the actions requiring the approval or consent of the majority of the holders of the Convertible Redeemable Preferred Stock, the holders of the Convertible Redeemable Preferred Stock shall vote together with the holders of common stock and vote as a single class.

Redemption

The holders of Convertible Redeemable Preferred Stock do not have any redemption rights, except upon certain liquidation and dissolution events that are not solely within the Company’s control, including a merger or consolidation or the sale, transfer, or exclusive license of all or substantially all of the Company’s assets and intellectual property.

Conversion

As of June 30, 2026 and December 31, 2025, each share of the Convertible Redeemable Preferred Stock is convertible at the option of the holder into one share of common stock (subject to adjustment for certain events, including dilutive issuances, stock splits, and reclassifications). The Convertible Redeemable Preferred Stock will also be converted automatically into shares of common stock (a) at any time upon the affirmative election of the majority holders of all the outstanding shares of the Convertible Redeemable Preferred Stock, or (b) immediately upon the closing of an initial public offering under the Securities Act of 1933, as amended, at a price of at least three times the original issue price of Series A Preferred Stock resulting in at least $50.0 million of proceeds (the “Qualified IPO”), covering the offer and sale of common stock for the account of the Company.

If, at any time after the Initial Closings, the Company issues or sells additional shares of common stock for an effective price less than the conversion price of any series of Convertible Redeemable Preferred Stock, then the conversion price of such series of Convertible Redeemable Preferred Stock shall be reduced to a price calculated by multiplying the then current conversion price of such series by (a) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the number of shares of common stock which the aggregate consideration, received by the Company for the additional shares issued or sold, would purchase at the then-existing conversion price of such series, divided by (b) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the additional shares of common stock so issued. This feature has not been triggered as of June 30, 2026 and December 31, 2025.

8. STOCKHOLDERS’ DEFICIT

Common Stock

As of June 30, 2026, the Company was authorized to issue 151,561,000 shares of common stock, with a par value of $0.00001 per share, of which 31,468,322 shares were issued and outstanding.

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of the Convertible Redeemable Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

For the period from April 9, 2025 (inception) to June 30, 2025, the Company issued 16,890,426 shares of common stock under the license agreement (see Note 10) and 7,500,000 shares of common stock to four shareholders at a price of $0.00001 per share. During the six months ended June 30, 2026, 2,057,893 restricted common shares vested, and 22,257 shares of common stock were issued upon the exercise of stock options at an exercise price of $0.50 per share.

9. STOCK-BASED COMPENSATION

2025 Equity Incentive Plan

The Company’s 2025 Equity Incentive Plan (the “2025 Plan”) was adopted by the Board of Directors of the Company (the “Board”) in May 2025. The 2025 Plan allows the compensation committee to make equity-based and cash-based incentive awards to its officers, employees, directors and other key persons, including consultants.

The Company initially reserved 6,435,138 shares of its common stock for the issuance of awards under the 2025 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in its capitalization. In November 2025, the Company increased the number of shares reserved for issuance to 7,625,972. In January 2026, the Company increased the number of shares reserved for issuance to 13,914,980.

For the period April 9, 2025 (inception) to June 30, 2025, the Company granted options to purchase 3,859,047 shares of common stock. During the six months ended June 30, 2026, the Company granted options to purchase 4,574,992 shares of common stock to employees. As of June 30, 2026, there were 1,714,016 shares available under 2025 Plan for future grants.

Stock Option Valuation

The Company typically grants stock options to employees and nonemployees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock has been determined by the Board at each measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company’s financial position and historical financial performance, the status of development of the Company’s programs, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the stockholders holding shares of Preferred Stock, and the prospects of a liquidity event, among others.

The Company utilized the Black-Scholes Option Pricing Method (“OPM”) to estimate the fair value of stock options awarded to employees, officers, directors, consultants and advisors. The Black-Scholes OPM requires several key assumptions. The assumptions that the Company used to determine the grant-date fair value of options granted to employees, non-employees and directors were as follows, presented on a weighted-average basis:

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Expected term (in years)	6.0	5.9
Expected volatility	105.25%	106.32%
Risk-free interest rate	4.1%	4.1%
Expected dividend yield	—%	—%
Fair value of underlying common stock	$0.50	$0.01

A summary of option activity under the 2025 Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2025	7,625,972	$0.01	9.7	$3,737
Granted	4,574,992	$0.50
Exercised	(22,257)	$0.50
Forfeited	—	—

Outstanding as of June 30, 2026	12,178,707	$0.19	9.4	$3,737

Exercisable as of June 30, 2026	2,166,872	$0.04	9.2	$1,004
Nonvested as of June 30, 2026	10,011,835	$0.23	9.4	$2,733

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The weighted-average grant-date fair value of the Company’s stock options granted during the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to June 30, 2025, was $0.41 and $0.01, respectively.

The total intrinsic value of stock options exercised for the six months ended June 30, 2026 was nil. There were no stock options exercised for the period April 9, 2025 (inception) through June 30, 2025.

As of June 30, 2026, there was $2.4 million of unrecognized compensation expense, related to unvested stock options that will be recognized over a weighted-average remaining term of 3.21 years.

Restricted Common Stock

As of June 30, 2026, there was a de minimis amount of unrecognized compensation expense, related to unvested time-based restricted common stock.

The following table summarizes the Company’s restricted common stock activity for the six months ended June 30, 2026 (dollars in thousands):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value
Issued and unvested as of December 31, 2025	7,055,639	$—
Issued	—	—
Vested	2,057,893	—
Forfeited	—	—

Issued and unvested as of June 30, 2026	4,997,746	$—

Stock-based Compensation Expense

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statement of operations and comprehensive loss (in thousands):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
General and administrative	$354	$1
Research and development	193	—

Total stock-based compensation expense	$547	$1

10. LICENSE AGREEMENT

Agreement with Qyuns Therapeutics Co., Ltd.

In April 2025, the Company entered into a license agreement with Qyuns Therapeutics Co., Ltd. (“Qyuns”), as amended by Amendment #1 thereto, dated November 21, 2025 (as amended, the “Qyuns License Agreement”), pursuant to which Qyuns granted the Company an exclusive worldwide license under certain intellectual property rights owned or controlled by Qyuns to develop, commercialize and sell the licensed products, including CLD-423. As consideration for the Qyuns License Agreement, the Company paid an upfront license fee of $10.0 million in cash and issued 16,890,426 shares of Common Stock to Qyuns. As the IPR&D did not have any alternative future use, both the upfront cash payment of $10.0 million and the value of the Common Stock issued of $0.2 million were recorded as research and development expense during the period from April 9, 2025 (inception) to June 30, 2025. The Company is obligated to make future development milestone payments of up to $125.0 million upon the achievement of certain specified development milestones and sales milestone payments of up to $420.0 million upon the achievement of certain specified sales milestones. Because these payments are contingent, no liability or expense is recognized until the related milestone is achieved. and payment becomes probable. The Company also agreed to pay Qyuns royalties that range in the mid to high single digits of net sales of licensed products sold by the Company covered by patent rights in a relevant country.

The Company recorded research and development expense related to the Qyuns license of nil and $10.2 million for the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to June 30, 2025, respectively. Research and development expense related to the Qyuns license for the period from April 9, 2025 (inception) through December 31, 2025 included a $5.0 million development milestone payment made in December 2025.

Unless terminated earlier, the Qyuns License Agreement expires upon the expiration of the Company’s royalty obligation for all licensed products worldwide. Qyuns and the Company can terminate the Qyuns License Agreement in the event of a material breach by the other party and failure to cure such breach within a certain period of time. The Company may terminate the Qyuns License Agreement upon written notice to Qyuns. Qyuns has the right to terminate the Qyuns License Agreement upon the Company’s bankruptcy or insolvency, or in the event of any challenge or opposition to the licensed patent rights or related actions brought by the Company or its affiliates or sublicensees, or if the Company, its affiliates or sublicensees knowingly assist a third-party in challenging or otherwise opposing the licensed patent rights, except as required under a court order or subpoena.

11. INCOME TAXES

No provision for income taxes was recorded for the six months ended June 30, 2026 and a small provision for the period from April 9, 2025 (inception) to June 30, 2025. The Company has recorded a full valuation allowance against its net deferred tax assets at the various balance sheet dates, as the Company believes it is not more likely than not that the benefit will be realized due to its cumulative losses generated to date and expectation of future losses.

12. NET LOSS PER SHARE

For periods in which the Company reports a net loss, potentially dilutive securities have been excluded from the computation of diluted net loss per share as their effects would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares presented based on amounts outstanding at period end, from the computation of diluted net loss per share for the periods indicated (see Note 2) because including them would have had an anti-dilutive effect:

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Options to purchase common stock	10,011,835	3,859,047
Unvested restricted common stock	4,997,746	7,055,639
Convertible preferred stock (as converted to common stock)	101,785,713	30,000,000

	116,795,294	40,914,686

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the periods presented (in thousands, except share and per share amounts):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Numerator:
Net loss and comprehensive loss	$(14,232)	$(13,120)

Denominater:
Weighted average common stock outstanding — basic and diluted	22,718,659	16,251,205

Net loss per share — basic and diluted	$(0.63)	$(0.81)

13. SEGMENT INFORMATION

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its President and Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM manages and allocates resources to the operations of the Company on a total company basis by assessing the overall level of resources available and how to best deploy these resources across functions and research and development projects that are in line with the long-term company-wide strategic goals. Consistent with this decision-making process, the CODM uses operating expenses to monitor budget versus actual results for purposes of evaluating performance and to make decisions about the allocation of resources.

The financial metrics used by the CODM to make key operating decisions include research and development expenses comprising CLD-423 program costs, personnel, professional, and consulting fees and acquired IPR&D, and general and administrative expenses comprising personnel, professional, and consulting fees, stock-based compensation and other general and administrative costs.

The following table presents selected financial information with respect to the Company’s single operating segment for the six months ended June 30, 2026 and the period from April 9, 2025 (inception) to June 30, 2025 (in thousands):

	Six months ended June 30, 2026	Period from April 9, 2025 (inception) to June 30, 2025
Operating expenses:
Research and development:
CLD-423 program costs	$9,283	$1,160
Personnel, professional and consulting fees	3,805	913
Stock-based compensation expense	193	—
Acquired IPR&D	—	10,192
General and administrative:
Personnel, professional and consulting fees	1,465	546
Stock-based compensation expense	354	—
Other general and administrative costs	460	313

Total operating expenses	15,560	13,124
Other segment items (1)	(1,328)	(4)

Net loss and comprehensive loss	$14,232	$13,120

(1)

Other segment items include interest income, foreign currency exchange gains and losses and state tax expense for the six months ended June 30, 2026 and interest income and foreign currency exchange gains and losses for the period from April 9, 2025 (inception) to June 30, 2025.

14. RELATED-PARTY TRANSACTIONS

Jiangsu Cellularforce

Jiangsu Cellularforce was contracted as the Company’s contract development and manufacturing organization (the “CDMO”) to develop, manufacture, test, and support regulatory filings for CLD-423 drug substance, drug product, and placebo intended for global clinical trials. Jiangsu Cellularforce is a wholly owned subsidiary of Qyuns, and Qyuns is a holder of more than 5% of the Company’s common stock. Accordingly, transactions with Jiangsu Cellularforce are treated as related-party transactions. Fees incurred by the Company with respect to Jiangsu Cellularforce during the six months ended June 30, 2026 were $4.7 million, of which $2.1 million was included in accounts payable at the end of the period. There were no fees incurred for Jiangsu Cellularforce during the period from April 9, 2025 to June 30, 2025.

Qyuns

Qyuns is conducting a Phase 1a healthy volunteer bridging study in preparation for a Crohn’s disease study in China. The Chinese Phase 1a healthy volunteer study initiated dosing in August 2026, after the June 30, 2026 balance sheet date (see Note 15). Fees incurred by the Company relating to this study during the six months ended June 30, 2026 were $0.2 million, which were included in accrued expenses and other current liabilities at June 30, 2026.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 10, 2026, the date these unaudited condensed consolidated financial statements were issued.

Mergers

On July 28, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) in connection with a reverse merger transaction with Synlogic, Inc. (“Synlogic”), pursuant to which Caldera and Synlogic would become wholly owned subsidiaries of a newly formed holding company (the “Mergers”).

Immediately prior to the closing of the Mergers, all outstanding shares of the Company’s Series A Preferred Stock and Series A-1 Preferred Stock will automatically convert into common stock. At closing, each outstanding share of the Company’s common stock will be exchanged for shares of Parent common stock based on an exchange ratio derived from a fixed Company equity value of $500.0 million.

In connection with the execution of the Merger Agreement, certain investors have agreed to purchase securities in a private placement for expected gross proceeds of approximately $278.0 million, subject to the terms and conditions of the applicable financing agreements. The proceeds from the private placement are expected to be used primarily to advance the development of CLD-423, including through Phase 2 clinical development, and for other general corporate purposes. The completion of the private placement is contingent upon the closing of the Mergers.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among:

CALDERA THERAPEUTICS, INC.;

SYNLOGIC, INC.;

SONIC HOLDCO, INC.;

YELLOWSTONE MERGER SUB, INC.;

and

SONIC MERGER SUB, INC.;

Dated as of July 28, 2026

A-i

4.3	Authority; Binding Nature of Agreement	A-43
4.4	Vote Required	A-44
4.5	Non-Contravention; Consents	A-44
4.6	Capitalization	A-45
4.7	SEC Filings; Financial Statements	A-46
4.8	Absence of Changes	A-48
4.9	Absence of Undisclosed Liabilities	A-48
4.10	Title to Assets	A-48
4.11	Real Property; Leasehold	A-49
4.12	Intellectual Property	A-49
4.13	Agreements, Contracts and Commitments	A-52
4.14	Absence of Certain Agreements	A-53
4.15	Compliance; Permits; Restrictions	A-54
4.16	Legal Proceedings; Orders	A-56
4.17	Tax Matters	A-56
4.18	Employee and Labor Matters; Benefit Plans	A-57
4.19	Environmental Matters	A-59
4.20	Insurance	A-60
4.21	Transactions with Affiliates	A-60
4.22	No Financial Advisors	A-60
4.23	Valid Issuance; No Bad Actor	A-60
4.24	Privacy and Data Security	A-60
4.25	No Other Representations or Warranties	A-61

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		A-61

5.1	Due Organization	A-61
5.2	Authority; Binding Nature of Agreement	A-61
5.3	No Vote of Parent Stockholders; Required Approval	A-61
5.4	Litigation	A-62
5.5	Absence of Certain Agreements	A-62
5.6	Stock Ownership	A-62
5.7	Brokers’ Fees	A-62
5.8	Parent Information	A-62

ARTICLE VI COVENANTS		A-62

6.1	Conduct of Caldera’s Business	A-62
6.2	Conduct of Synlogic’s Business	A-64
6.3	Conduct of Parent’s Business	A-66
6.4	Access and Investigation	A-67
6.5	No Solicitation	A-68
6.6	Notification of Certain Matters	A-69
6.7	Synlogic ESPP	A-70
6.8	Concurrent Financing	A-70

ARTICLE VII ADDITIONAL AGREEMENTS		A-70

7.1	Registration Statement; Proxy Statement	A-70
7.2	Caldera Stockholder Approval	A-72
7.3	Synlogic Stockholder Meeting	A-73
7.4	Efforts; Regulatory Approvals; Transaction Litigation	A-75
7.5	Disclosures	A-76
7.6	Indemnification of Officers and Directors	A-76
7.7	Tax Matters	A-77

A-ii

7.8	Listing	A-78
7.9	Legends	A-78
7.10	Officers and Directors	A-78
7.11	Termination of Certain Agreements and Rights	A-79
7.12	Section 16 Matters	A-79
7.13	Allocation Certificate	A-79
7.14	Reserved	A-80
7.15	Obligations of Merger Subs	A-80
7.16	Takeover Statutes	A-80
7.17	Parent Equity Plans	A-80
7.18	Synlogic 401(k) Plan	A-80

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		A-80

8.1	Conditions Precedent to Obligations of Each Party	A-80
8.2	Conditions Precedent to Obligations of Caldera	A-81
8.3	Conditions Precedent to Obligations of Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub	A-82
8.4	Frustration of Closing Conditions	A-83

ARTICLE IX CLOSING DELIVERIES		A-83

9.1	Closing Deliveries of Caldera	A-83
9.2	Closing Deliveries of Synlogic	A-83

ARTICLE X TERMINATION		A-83

10.1	Termination	A-83
10.2	Effect of Termination	A-86
10.3	Expenses; Termination Fees	A-86

ARTICLE XI GENERAL PROVISIONS		A-88

11.1	Non-Survival of Representations and Warranties	A-88
11.2	Amendment	A-88
11.3	Waiver	A-88
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	A-88
11.5	Applicable Law; Jurisdiction	A-88
11.6	Assignability	A-89
11.7	Notices	A-89
11.8	Cooperation	A-89
11.9	Severability	A-90
11.10	Other Remedies; Specific Performance	A-90
11.11	No Third-Party Beneficiaries	A-90

EXHIBITS

Exhibit A	Form of Synlogic Stockholder Support Agreement
Exhibit B	Form of Caldera Stockholder Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Caldera Stockholder Written Consent
Exhibit E	Form of Securities Purchase Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 28, 2026, by and among CALDERA THERAPEUTICS, INC., a Delaware corporation (“Caldera”), SYNLOGIC, INC., a Delaware corporation (“Synlogic”), SONIC HOLDCO, INC., a Delaware corporation (“Parent”), YELLOWSTONE MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”), and SONIC MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

A. WHEREAS, Caldera and Synlogic intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law;

B. WHEREAS, on July 27, 2026, Synlogic formed Parent and each of Caldera and Synlogic have determined that from and after the Synlogic Effective Time on the Closing Date, Parent shall act as the parent company for their combined businesses;

C. WHEREAS, Caldera and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Caldera Merger Sub with and into Caldera (the “Caldera Merger”). Upon consummation of the Caldera Merger, Caldera Merger Sub will cease to exist, and Caldera will become a direct wholly owned Subsidiary of Parent;

D. WHEREAS, Synlogic and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Synlogic Merger Sub with and into Synlogic (the “Synlogic Merger” and together with the Caldera Merger, the “Mergers”) as soon as reasonably practicable following the Caldera Effective Time. Upon consummation of the Synlogic Merger, Synlogic Merger Sub will cease to exist, and Synlogic will become a direct wholly owned Subsidiary of Parent;

E. WHEREAS, the board of directors of Caldera (the “Caldera Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Caldera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Caldera vote to approve Caldera Merger;

F. WHEREAS, the board of directors of Synlogic (the “Synlogic Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Synlogic and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Synlogic vote to approve the Synlogic Merger (the “Synlogic Stockholder Matters”);

G. WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of Caldera and Synlogic pursuant to the terms of this Agreement (the “Stock Issuance”), and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions;

H. WHEREAS, the board of directors of Caldera Merger Sub (the “Caldera Merger Sub Board”) and the board of directors of Synlogic Merger Sub (the “Synlogic Merger Sub Board”) has each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Caldera

Merger Sub and Synlogic Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Caldera Merger Sub and Synlogic Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions;

I. WHEREAS, the sole stockholder of each of Parent, Caldera Merger Sub and Synlogic Merger Sub has determined that the Contemplated Transactions, and in the case of Parent, the Stock Issuance, are in the best interest of Parent, Caldera Merger Sub, and Synlogic Merger Sub respectively, and each of their respective stockholders, has approved this Agreement and the Contemplated Transactions, and in the case of Parent, the Stock Issuance;

J. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Caldera’s willingness to enter into this Agreement, the stockholders, officers and directors of Synlogic set forth on Section A of the Synlogic Disclosure Schedule (solely in their capacity as stockholders of Synlogic) are executing support agreements in favor of Caldera in substantially the form attached hereto as Exhibit A (the “Synlogic Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Synlogic Common Stock in favor of (a) this Agreement and (b) the Annual Meeting Synlogic Stockholder Vote;

K. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Synlogic’s willingness to enter into this Agreement, the officers, directors and stockholders (together with their Affiliates) of Caldera set forth on Section A of the Caldera Disclosure Schedule (solely in their capacity as stockholders of Caldera) are executing support agreements in favor of Synlogic in substantially the form attached hereto as Exhibit B (the “Caldera Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Caldera Capital Stock in favor of this Agreement;

L. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to each of Caldera’s and Synlogic’s willingness to enter into this Agreement, the officers and directors of Caldera and Synlogic set forth on Section C of the Caldera Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Lock-Up Agreements”);

M. WHEREAS, it is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Caldera sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Caldera’s Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Caldera Stockholder Approval in substantially the form attached hereto as Exhibit D (each, a “Caldera Stockholder Written Consent” and collectively, the “Caldera Stockholder Written Consents”);

N. WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement by and among Caldera, Parent and the Persons named therein (representing an aggregate commitment no less than the Concurrent Financing Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Caldera Common Stock set forth therein immediately prior to the Caldera Effective Time in connection with the Concurrent Financing in substantially the form attached hereto as Exhibit E (the “Securities Purchase Agreement”); and

O. WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Mergers will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Caldera, Caldera Merger Sub, Synlogic, Synlogic Merger Sub and Parent are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354,

361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code (the “Intended Tax Treatment”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIVE PROVISIONS

1.1 Definitions. For purposes of this Agreement (including this Section 1.1):

“2026 Equity Incentive Plan” shall mean an equity incentive plan of Parent in form and substance as agreed to by Caldera and Synlogic (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon by Caldera and Synlogic (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 ESPP” shall mean an “employee stock purchase plan” of Parent in form and substance as agreed to by Caldera and Synlogic (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon by Caldera and Synlogic (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 Plans” shall mean both the 2026 ESPP and the 2026 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Caldera, on the one hand, or Synlogic, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Concurrent Financing.

“Acquisition Proposal” means, with respect to any party hereto, any proposal or offer from any Person (other than the other party or any of its Representatives) providing for an Acquisition Transaction (in each case other than the Concurrent Financing).

“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, the Caldera Preferred Stock Conversion and the Concurrent Financing):

(i)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Caldera Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Caldera or any of its Subsidiaries.

“Caldera Balance Sheet” means the unaudited balance sheet of Caldera for the year ended December 31, 2025.

“Caldera Capital Stock” means Caldera Common Stock and Caldera Preferred Stock.

“Caldera Capitalization Representations” means the representations and warranties of Caldera set forth in Sections 3.6(a) and 3.6(d).

“Caldera Common Stock” means the common stock, $0.0001 par value per share, of Caldera.

“Caldera Contract” means any Contract: (i) to which Caldera or any of its Subsidiaries is a party, (ii) by which Caldera or any of its Subsidiaries, any Caldera IP Rights, any other asset of Caldera or any Caldera Exclusively Licensed IP Rights, is or may become bound or under which Caldera or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Caldera or any of its Subsidiaries has or may acquire any right or interest.

“Caldera Employee Plan” means any Employee Plan that Caldera or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Caldera Associate (or their spouses, dependents, or beneficiaries).

“Caldera Equity Plan” means the Caldera 2025 Equity Incentive Plan, as amended from time to time.

“Caldera Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Caldera Merger Shares by (ii) the number of Caldera Outstanding Shares.

“Caldera Exclusively Licensed IP Rights” means Caldera Licensed IP rights exclusively licensed to Caldera or any of its Subsidiaries.

“Caldera Fundamental Representations” means the representations and warranties of Caldera set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.21.

“Caldera IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Caldera or any of its Subsidiaries (“Caldera Owned IP Rights”), or (ii) licensed or sublicensed to Caldera or any of its Subsidiaries (“Caldera Licensed IP Rights”).

“Caldera IP Rights Agreement” means any Contract governing, transferring or licensing, related to or pertaining to any Caldera IP Rights other than any confidential information provided under confidentiality agreements.

“Caldera Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Caldera Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Caldera or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Caldera Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto, (ii) the taking of any action, or the failure to take any action, by Caldera that is expressly required to be taken or not taken under the terms and conditions of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Caldera and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the cash position of Caldera and its Subsidiaries which results from operations in the Ordinary Course of Business, or (vii) any failure of Caldera to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Caldera Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Caldera Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Caldera and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Caldera and its Subsidiaries operate.

“Caldera Option” means each option to purchase shares of Caldera Common Stock granted by Caldera including, without limitation, under the Caldera Equity Plan.

“Caldera Outstanding Shares” means, the total number of shares of Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (after giving effect to the Caldera Preferred Stock Conversion) expressed on a fully-diluted and as-converted to Caldera Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Caldera Common Stock that would be issued assuming the acceleration and exercise and conversion of all Caldera Options outstanding as of immediately prior to the Caldera Effective Time (including shares of Caldera Common Stock underlying Caldera Options that will not be accelerated or exercised immediately prior to the Caldera Effective Time); provided, that any shares of Caldera Common Stock issued in the Concurrent Financing will not be included for the purpose of calculating the number of Caldera Outstanding Shares.

“Caldera Preferred Stock” means, collectively, the Caldera Series A Preferred Stock and the Caldera Series A-1 Preferred Stock.

“Caldera Registered IP” means all Caldera IP Rights, owned or purported to be owned by Caldera or exclusively licensed to Caldera or any of its Subsidiaries, that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Caldera Series A Preferred Stock” means the preferred stock, $0.00001 par value per share, of Caldera, designated as Series A Preferred Stock.

“Caldera Series A-1 Preferred Stock” means the preferred stock, $0.00001 par value per share, of Caldera, designated as Series A-1 Preferred Stock.

“Caldera Triggering Event” shall be deemed to have occurred if: (i) Caldera shall have failed to include in the Caldera Proxy Statement the Caldera Board Recommendation (ii) the Caldera Board or any committee thereof shall have made a Caldera Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Synlogic) or (iii) Caldera shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.5).

“Cash and Cash Equivalents” means all (i) cash and cash equivalents and (ii) marketable securities, in each case determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Concurrent Financing” means the issuance and sale by Caldera of shares of Caldera Common Stock in a private placement to be consummated immediately prior to the Caldera Effective Time pursuant to the Securities Purchase Agreement or pursuant to securities purchase agreements entered into by Caldera after the date of this Agreement that provide for the sale of Caldera Common Stock immediately prior to the Caldera Effective Time at a per share price that is not less than the per share price provided in the Securities Purchase Agreement and on terms and conditions substantially similar to the terms and conditions of the Securities Purchase Agreement.

“Concurrent Financing Amount” means $278,000,000.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of June 17, 2026, by and between Caldera and Synlogic.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Mergers and the other transactions contemplated by this Agreement, including the Concurrent Financing.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, nonqualified deferred compensation, change in control, transaction, supplemental income, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, disability, fringe benefit, sick, vacation or paid time-off, reimbursement, life insurance, perquisites, medical, dental, vision, employee assistance, health savings accounts, flexible spending accounts, Section 125 “cafeteria”, or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person, trade or business that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b), (c), (m) or (o) of the Code or 4001(b)(1) of ERISA, as applicable.

“Excepted Contract” means any and all (a) non-exclusive licenses for generally unmodified and commercially available shrink-wrap, click wrap and off-the-shelf software or software as a service, (b) non-disclosure agreements entered into (i) in the Ordinary Course of Business by Caldera or Synlogic, as applicable, or any of its Subsidiaries or (ii) in connection with discussions, negotiations, and transactions related to this Agreement or any transactions that were evaluated or pursued as an alternative to the transactions contemplated hereby, (c) clinical trial agreements with individual clinical sites and material transfer agreements, in each case, entered into in the Ordinary Course of Business and that do not transfer ownership of material Intellectual Property to any Person other than Caldera or Synlogic, as applicable, or any of its Subsidiaries, or grant rights to use material Intellectual Property for the supply, manufacturing, development or commercialization of products (other than on behalf of, or for the benefit of, Caldera or Synlogic, as applicable, or any of its Subsidiaries), or (d) confirmatory purchase orders, (e) quality agreements, business associate agreements, or data processing addenda entered into in the Ordinary Course of Business by Caldera or Synlogic, as applicable, or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual property and similar proprietary rights of any kind or nature, whether protected, created or arising under any Law, throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention, statutory invention registrations and any equivalents of any of the foregoing (collectively, “Patents”), (ii) trademarks, service marks, trade names, corporate names, brand names, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby (“Trademarks”), (iii) Internet domain names, (iv) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (v) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (vi) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) registrations, applications, extensions, restorations and renewals of any of the foregoing in any jurisdiction, (vii) all United States and foreign rights arising under or associated with any of the foregoing, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world and (ix) all other rights similar or pertaining to, or tangible embodiments of, any of the foregoing in any country worldwide.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the chief executive officer of such Person.

“Knowledge” means (i) of Caldera, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 1.1 of the Caldera Disclosure Schedule, and (ii) of Synlogic, with respect to any matter in question, the actual knowledge of individuals set forth in Section 1.1(a)(i) of the Synlogic Disclosure Schedule, and, in each case, the knowledge that any such individual would reasonably be expected to have obtained in the ordinary course of the performance of such individual’s employment responsibilities. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel, excluding any office actions and other ex parte proceedings conducted in the ordinary course of prosecuting or maintaining any registration or application for registration of any Patent or Trademark.

“Merger Shares” means the sum determined by adding (i) the Caldera Merger Shares plus (ii) the Synlogic Merger Shares, plus the Concurrent Financing Merger Shares, in which:

(i)	“Aggregate Valuation” means the sum of (A) the Caldera Equity Value, plus (B) the Synlogic Valuation, plus (C) the Concurrent Financing Proceeds;

(ii)	“Caldera Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Caldera Equity Value by (B) the Aggregate Valuation;

(iii)	“Caldera Equity Value” means $500,000,000;

(iv)	“Caldera Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Caldera Allocation Percentage;

(v)	“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent Financing Proceeds by (ii) the Aggregate Valuation;

(vi)	“Concurrent Financing Merger Shares” means, the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Concurrent Financing Allocation Percentage;

(vii)	“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing;

(viii)	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Synlogic Merger Shares by (ii) the Synlogic Allocation Percentage.

(ix)	“Synlogic Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Synlogic Valuation by (B) the Aggregate Valuation;

(x)	“Synlogic Equity Value” means $18,000,000;

(xi)	“Synlogic Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Synlogic Allocation Percentage;

(xii)	“Synlogic Target Net Cash” means $6,000,000;

(xiii)

“Synlogic Valuation” means the Synlogic Equity Value; provided, that if the Final Synlogic Net Cash is above or below the Synlogic Target Net Cash, then the Synlogic Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Synlogic Net Cash and (ii) the Synlogic Target Net Cash; provided, further, that in no event shall the Synlogic Valuation be less than $8,000,000; and

For the avoidance of doubt, the Concurrent Financing Proceeds shall not be included in the calculation or determination of the Synlogic Valuation or any component thereof. Set forth on Section 1.1(a)(ii) on the Caldera Disclosure Schedule is an illustrative example of the calculation of the Merger Shares.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of the Code.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market, which, for the avoidance of doubt, does not include the OTC Market Group, Inc.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority, excluding any office actions and other decisions to the extent arising from ex parte proceedings conducted in the ordinary course of prosecuting or maintaining any registration or application for registration of any Patent or Trademark.

“Ordinary Course of Business” means, in the case of each of Caldera and Synlogic, such actions taken in the ordinary course of its normal operations.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association, formation, incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Party” or “Parties” means Caldera, Caldera Merger Sub, Synlogic, Synlogic Merger Sub and Parent.

“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Caldera Balance Sheet or the Synlogic Balance Sheet, as applicable, in accordance with GAAP, (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Caldera or Synlogic, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, (vi) liens arising under applicable securities Law, (vii) imperfections of title with respect to Intellectual Property Rights that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Caldera or Synlogic, as applicable, and (viii) non-exclusive licenses of Intellectual Property granted by Synlogic or Caldera, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that is otherwise considered “personally identifiable information,” “personal information,” “personal data,” or other analogous term under Privacy Laws.

“Privacy Laws” mean Laws relating to privacy, data security and/or collection, use or other processing of Personal Information.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Stockholders” means the Synlogic stockholders party to the Synlogic Stockholder Support Agreements.

“Standard IP Contracts” means any and all such Contracts to the extent they fall into one or more of the following categories: (A) non-exclusive licenses for any off-the-shelf software or software-as-a-service that are generally commercially available on nondiscriminatory pricing terms, and for which such software or software-as-a-service is not incorporated into, or distributed with, the products or services provided by Synlogic or Caldera, as applicable, or its Subsidiaries; (B) non-disclosure agreements, (C) employment agreements, employee invention assignment agreements, consulting services agreements, clinical trial agreements, sponsored research agreements and materials transfer agreements, entered into in the Ordinary Course of Business; (D) licenses for open source software; (E) Contracts with any employees, contractors or service providers of Synlogic or Caldera, as applicable, or any other Contracts entered into in the Ordinary Course of Business, in each case, except to the extent such Contracts include a transfer of ownership of, or grant of rights to use for the development, supply, manufacturing or commercialization of products under, any material Intellectual Property rights owned by Synlogic or Caldera, as applicable, or its Subsidiaries (other than on behalf of or for the benefit of Synlogic or Caldera, as applicable, or its Subsidiaries); (E) transfers or grants of immaterial incidental rights (e.g., feedback or publicity rights) that are incidental to the primary purpose of the Contract (entered into in the Ordinary Course of Business) in which they are included; and (G) non-exclusive licenses granted in the Ordinary Course of Business by Synlogic or Caldera, as applicable, or its Subsidiaries to its customers, end users or distributors in connection with its sale of products.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for this purpose).

“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Caldera Board or the Synlogic Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Caldera’s stockholders or Synlogic’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Synlogic Associate” means any current or former employee, officer, director, individual independent contractor or other individual non-employee service provider of Synlogic or any of its Subsidiaries.

“Synlogic Balance Sheet” means the audited balance sheet of Synlogic for the year ended December 31, 2025.

“Synlogic Capitalization Representations” means the representations and warranties of Synlogic set forth in Sections 4.6(a) and 4.6(d).

“Synlogic Contract” means any Contract: (i) to which Synlogic or any of its Subsidiaries is a party, (ii) by which Synlogic or any Synlogic Owned IP Rights or any other asset of Synlogic or any of its Subsidiaries, is or may become bound or under which Synlogic or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Synlogic or any of its Subsidiaries has or may acquire any right or interest.

“Synlogic Covered Person” means, with respect to Synlogic as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Synlogic Employee Plan” means any Employee Plan that Synlogic or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Synlogic Associate.

“Synlogic Equity Plans” means the Synlogic 2017 Stock Incentive Plan, as amended from time to time, the Synlogic 2023 Inducement Equity Incentive Award Plan, as amended from time to time and the Synlogic 2025 Equity Incentive Plan, as amended from time to time.

“Synlogic ESPP” means the Synlogic 2015 Employee Stock Purchase Plan, as amended from time to time.

“Synlogic Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Synlogic Merger Shares by (ii) the number of Synlogic Outstanding Shares.

“Synlogic Fundamental Representations” means the representations and warranties of Synlogic set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.22.

“Synlogic IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Synlogic or any of its Subsidiaries (“Synlogic Owned IP Rights”), or (ii) licensed or sublicensed to Synlogic or any of its Subsidiaries (“Synlogic Licensed IP Rights”).

“Synlogic IP Rights Agreement” means any Contract governing, transferring or licensing, any Synlogic IP Rights other than any confidential information provided under confidentiality agreements.

“Synlogic ITM Option” means each Synlogic Option that is outstanding as of immediately prior to the Synlogic Effective Time with a per share exercise price less than the closing trading price of a share of Synlogic Common Stock on the last full trading day on which the Synlogic Common Stock is traded prior to the date on which the Synlogic Effective Time occurs.

“Synlogic Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Synlogic Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Synlogic or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Synlogic Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 6.4, or Section 6.5), (ii) the taking of any action, or the failure to take any action, by Synlogic that is expressly required to be taken or not taken under the terms and conditions of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with, GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Synlogic and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the stock price or trading volume of Synlogic Common Stock, (vii) any change in the cash, position of Synlogic and its Subsidiaries which results from operations in the Ordinary Course of Business, or (viii) any failure of Synlogic to meet any projections, business plans or forecasts (provided that, this clause (viii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Synlogic Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Synlogic Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Synlogic and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Synlogic and its Subsidiaries operate.

“Synlogic Net Cash” means without duplication, and in the case of any deductions, to the extent unpaid by Synlogic or any of its Subsidiaries immediately prior to the Synlogic Effective Time, (i) Synlogic’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Synlogic Balance Sheet; minus (ii) all Transaction Expenses of Synlogic to the extent unpaid as of the Closing, and any Liabilities to any Synlogic Associate for change in control or transaction bonuses, retention bonuses, severance or other compensatory payments or benefits that are due and payable as a result of the completion of the Contemplated Transactions, either taken alone or in combination with any other event, including payments with “double trigger” provisions related to terminations occurring at or prior to the Closing (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), minus (iii) all long-term and short-term Liabilities of Synlogic as of immediately prior to the Synlogic Effective Time, including, without duplication, all Liabilities (A) with respect to accrued but unpaid bonuses, severance and vacation or paid time off (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (B) with respect to accounts payable and accrued expenses, (C) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the Synlogic Real Estate Leases (including any payments due as a result of the termination thereof) and (D) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, pursuant to any Intellectual Property licensing agreements (including any payments due as a result of the termination thereof), minus (iv) all unpaid Liabilities and expenses incurred, or to be incurred, in connection with the wind-down of Synlogic’s business, minus (v) the aggregate costs for obtaining the D&O tail insurance policy under Section 7.6(d) to the extent unpaid, minus (vi) mutually agreed estimated settlement amounts and plaintiff fees and costs for any Legal Proceeding initiated, or threatened in writing against a Transaction Litigation Party and/or its directors or officers relating to the Registration Statement, existing as of the Closing (50% of such amounts in the case of Legal Proceedings or threatened Legal Proceedings based solely on disclosure in the Registration Statement or the Synlogic Proxy Statement or demands under Section 220 of the Delaware General Corporation Law reasonably expected to be resolved by supplemental disclosure). For avoidance of doubt, Cash and Cash Equivalents received in the Concurrent Financing will be excluded from the calculation of Synlogic Net Cash.

“Synlogic Option” means each option to purchase shares of Synlogic Common Stock granted by Synlogic, including, without limitation, under the Synlogic Equity Plans, but, for the avoidance of doubt, excluding the Synlogic ESPP.

“Synlogic Outstanding Shares” means the total number of shares of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time expressed on a fully-diluted basis and assuming, without limitation or duplication, (A) the issuance of shares of Synlogic Common Stock as a result of the net exercise of all Synlogic ITM Options immediately prior to the Synlogic Effective Time, (B) the issuance of shares of Synlogic Common Stock as a result of the net exercise of all Synlogic Warrants immediately prior to the Synlogic Effective Time, and (C) the exclusion of shares of Synlogic Common Stock held by Synlogic as treasury stock or owned by Caldera or any of its Subsidiaries or any Subsidiary of Synlogic immediately prior to the Synlogic Effective Time.

“Synlogic Registered IP” means all Synlogic IP Rights, owned or purported to be owned by Synlogic or exclusively licensed to Synlogic or any of its Subsidiaries, that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Synlogic Reverse Stock Split” means, subject to the approval by the Synlogic stockholders of an amendment to the Organizational Documents of the Synlogic authorizing the same, a reverse stock split of Synlogic Common Stock as may be effected by Synlogic upon a determination by the Synlogic Board no later than ten (10) calendar days following the Synlogic Stockholder Meeting.

“Synlogic Warrants” means those certain warrants to purchase an aggregate of 8,116,546 shares of Synlogic Common Stock, by and between Synlogic and the holders party thereto.

“Synlogic Triggering Event” shall be deemed to have occurred if: (i) Synlogic shall have failed to include in the Synlogic Proxy Statement the Synlogic Board Recommendation, (ii) the Synlogic Board or any committee thereof shall have made a Synlogic Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Caldera), (iii) Synlogic shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.5) or (iv) the Synlogic Board or any committee thereof shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof.

“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Synlogic, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Synlogic and its Subsidiaries, or for which Synlogic and any of its Subsidiaries are or may become liable in connection with the Mergers and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Mergers, including (i) any fees and expenses of legal counsel, accountants, payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Synlogic; (ii) any Taxes actually incurred by Synlogic with respect to the payment of any other item listed in this definition of Transaction Expenses; (iii) the premiums, commissions and other fees paid or payable in connection with obtaining Synlogic’s D&O tail policy and (iv) the greater of (a) fifty percent (50%) of all fees and expenses payable to the SEC and for printing and EDGAR services incurred in connection with the Mergers and (b) the total fees and expenses payable to the SEC and for printing and EDGAR services incurred in connection with the Mergers minus $150,000.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar law.

(i) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.10(e)
Agreement	Preamble
Allocation Certificate	7.13
Annual Meeting Synlogic Stockholder Vote	Recitals
Anticipated Closing Date	2.10(a)
Assumed Caldera Option	2.5(g)
Cash Determination Time	2.10(a)
Caldera	Preamble
Caldera Board	Recitals
Caldera Board Adverse Recommendation Change	7.2(b)
Caldera Board Recommendation	7.2(b)
Caldera Certificate of Merger	2.1
Caldera Closing Certificate	8.3(d)
Caldera Disclosure Schedule	Article III
Caldera Effective Time	2.1
Caldera Financial Statements	3.7(a)
Caldera Intervening Event	7.2(c)
Caldera IT Systems	3.22(b)
Lock-Up Agreements	Recitals
Caldera Material Contract	3.13(a)
Caldera Merger	Recitals
Caldera Merger Sub	Preamble
Caldera Merger Sub Board	Recitals
Caldera Merger Surviving Corporation	2.1
Caldera Notice Period	7.2(c)
Filing Deadline	7.1(a)
Intended Tax Treatment	Recitals
Liability	3.9
Mergers	Recitals
Nasdaq Listing Application	7.8
Net Synlogic Option Shares	2.6(g)
Ordinary Course Agreement	3.16(f)
Outside Date	10.1(b)
Parent	Preamble
Parent Board	Recitals
PCAOB	3.7(e)
PCAOB Auditor	3.7(e)

Term	Section
Permitted Alternative Agreement	10.1(j)
PHSA	3.14(a)
Pre-Closing Period	6.1(a)
Registration Statement	7.1(a)
Required Synlogic Stockholder Approval	4.4
Required Caldera Stockholder Approval	3.4
Response Date	2.10(b)
Securities Purchase Agreement	Recitals
Stock Issuance	Recitals
Synlogic	Preamble
Synlogic 401(k) Plan	7.18
Synlogic Board	Recitals
Synlogic Board Adverse Recommendation Change	7.3(b)
Synlogic Board Recommendation	7.3(b)
Synlogic Certificate of Merger	2.2
Synlogic Certifications	4.7(a)
Synlogic Closing Certificate	8.2(d)
Synlogic Common Stock	4.6(a)
Synlogic Contingent Worker	4.18(b)
Synlogic Disclosure Schedule	Article IV
Synlogic Effective Time	2.2
Synlogic Proxy Statement	7.1(a)
Synlogic Intervening Event	7.3(c)
Synlogic IT Systems	4.24(b)
Synlogic Material Contract	4.13(a)
Synlogic Merger	Recitals
Synlogic Merger Sub	Preamble
Synlogic Merger Sub Board	Recitals
Synlogic Merger Surviving Corporation	2.2
Synlogic Net Cash Calculation	2.10(a)
Synlogic Net Cash Schedule	2.10(a)
Synlogic Notice Period	7.3(c)
Synlogic Owned IP Rights	1.1
Synlogic Permits	4.15(b)
Synlogic Privacy Policies	4.24(a)
Synlogic Product Candidates	4.15(d)
Synlogic Regulatory Permits	4.15(d)
Synlogic Real Estate Leases	4.11
Synlogic SEC Documents	4.7(a)
Synlogic Stockholder Matters	Recitals
Synlogic Stockholder Meeting	7.3(a)
Synlogic Stockholder Support Agreement	Recitals
Synlogic Termination Fee	10.3(b)
Termination Fee	10.3(b)
Transaction Litigation	7.4(c)
Transaction Litigation Party	7.4(c)
Transfer Taxes	7.7(a)
Withholding Agent	2.12

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Caldera Disclosure Schedule or the Synlogic Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Caldera Disclosure Schedule or the Synlogic Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Caldera Disclosure Schedule or Synlogic Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Caldera Material Adverse Effect or Synlogic Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II

THE MERGER

2.1 The Caldera Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Parent and Caldera shall cause Caldera Merger Sub to be merged with and into Caldera, whereupon the separate existence of Caldera Merger Sub shall cease and Caldera shall continue as the surviving corporation of the Caldera Merger and as a wholly owned Subsidiary of Parent (the “Caldera Merger Surviving Corporation”). Parent and Caldera shall cause the Caldera Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Parent and Caldera (the “Caldera Certificate of Merger”). The Caldera Merger shall become effective at the time of the filing of such Caldera Certificate of Merger and the acceptance by the

Secretary of State of the State of Delaware, or at such later time as may be specified in such Caldera Certificate of Merger with the consent of Synlogic and Caldera (the time as of which the Caldera Merger becomes effective being referred to as the “Caldera Effective Time”).

2.2 The Synlogic Merger. Immediately following the Caldera Effective Time, upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, Parent and Synlogic shall cause Synlogic Merger Sub to be merged with and into Synlogic, whereupon the separate existence of Synlogic Merger Sub shall cease and Synlogic shall continue as the surviving corporation of the Synlogic Merger and as a wholly owned Subsidiary of Parent (the “Synlogic Merger Surviving Corporation”). Parent and Synlogic shall cause the Synlogic Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Synlogic and Caldera (the “Synlogic Certificate of Merger”). The Synlogic Merger shall become effective at the time of the filing of such Synlogic Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Synlogic Certificate of Merger with the consent of Synlogic and Caldera; provided that, for the avoidance of doubt, the Synlogic Merger shall be effective after the Caldera Effective Time (the time as of which the Mergers become effective being referred to as the “Synlogic Effective Time”).

2.3 Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Mergers (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, (a) no later than the second Business Day after all the conditions precedent set forth in Article VII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.4 Organizational Documents; Directors and Officers.

(a) At the Caldera Effective Time:

(i) the certificate of incorporation of the Caldera Merger Surviving Corporation shall be amended and restated at or prior to the Caldera Effective Time as set forth in an exhibit to the Caldera Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Caldera Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Caldera Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Caldera Merger Sub as in effect immediately prior to the Caldera Effective Time (with the name of Caldera Therapeutics Sub, Inc. as the Caldera Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Caldera Merger Surviving Corporation’s Organizational Documents; and

(iii) the directors and officers of Caldera Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Caldera Merger Surviving Corporation’s Organizational Documents shall be as set forth in Section 7.10(c).

(b) At the Synlogic Effective Time:

(i) the certificate of incorporation of the Synlogic Merger Surviving Corporation shall be amended and restated as set forth in an exhibit to the Synlogic Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Synlogic Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Synlogic Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Synlogic Merger Sub as in effect immediately prior to the Synlogic Effective Time

(with the name of Synlogic, Inc. as the Synlogic Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Synlogic Merger Surviving Corporation’s Organizational Documents;

(iii) the directors and officers of Synlogic Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Synlogic Merger Surviving Corporation’s Organizational Documents shall be as set forth in Section 7.10(b); and

(iv) Parent shall file one or more amendments to its certificate of incorporation to change the name of Parent to Caldera Therapeutics, Inc.

(c) Following the Synlogic Effective Time, Parent shall further take all actions reasonably necessary so that the certificate of incorporation of Parent shall remain in effect, until thereafter amended as provided by Delaware Law, provided, however, that at or prior to the Synlogic Effective Time, Parent shall file one or more amendments to its certificate of incorporation to make such other changes as are agreeable to Caldera.

2.5 Conversion of Shares of Caldera.

(a) Immediately prior to the Caldera Effective Time, all issued and outstanding Caldera Preferred Stock shall be converted into Caldera Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Caldera (the “Caldera Preferred Stock Conversion”).

(b) At the Caldera Effective Time (after giving effect to Caldera Preferred Stock Conversion), by virtue of the Caldera Merger and without any further action on the part of Caldera, Parent, Caldera Merger Sub, or any stockholder of Caldera, subject to Section 2.5(d), the Caldera Common Stock outstanding immediately prior to the Caldera Effective Time (including the shares of Caldera Common Stock issued pursuant to the Concurrent Financing) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Caldera Exchange Ratio.

(c) If any Caldera Common Stock underlying any restricted stock award agreement or other similar agreement with Caldera outstanding immediately prior to the Caldera Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Parent Common Stock issued in exchange for such Caldera Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, Parent shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Caldera, Parent, Caldera Merger Sub or any holder of Caldera Capital Stock.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Caldera Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Caldera Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(e) At the Caldera Effective Time, by virtue of the Caldera Merger and without any further action on the part of Caldera, Parent, Caldera Merger Sub, or any stockholder of Caldera, each share of common stock, $0.001 par value per share, of Caldera Merger Sub issued and outstanding immediately prior to the Caldera Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Caldera Merger Surviving Corporation. If applicable, each stock certificate of Caldera Merger Sub evidencing ownership of any such shares shall, as of the Caldera Effective Time, evidence ownership of such shares of common stock of the Caldera Merger Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Caldera Effective Time, the outstanding Caldera Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Caldera Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Caldera Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Caldera or Parent to take any action with respect to Caldera Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) At the Caldera Effective Time, each Caldera Option outstanding and unexercised immediately prior to the Caldera Effective Time shall automatically without any further action on the part of Caldera, Parent, Caldera Merger Sub, or any holder of a Caldera Option, be assumed and converted into an option (an “Assumed Caldera Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Caldera Equity Plan and option agreement applicable to such Caldera Option immediately prior to the Caldera Effective Time, the number of shares of Parent Common Stock determined by multiplying the number of shares of Caldera Common Stock subject to such Caldera Option immediately prior to the Caldera Effective Time by the Caldera Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Caldera Option immediately prior to the Caldera Effective Time by the Caldera Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Caldera Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Caldera Options for purposes of Section 409A or Section 424 of the Code. As of the Caldera Effective Time, Parent will assume the Caldera Equity Plan; provided, further, that (i) the terms of the Assumed Caldera Options shall be further amended as may be necessary to reflect such assumption and conversion of the Caldera Options into Assumed Caldera Options (such as by making any change in control or similar definition relate to Parent instead of Caldera and having any provision that provides for the adjustment of Caldera Options upon the occurrence of certain corporate events of Caldera relate to similar corporate events of Parent instead); and (ii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Caldera Board or any committee thereof with respect to each Assumed Caldera Option.

(h) As soon as reasonably practicable following the Closing Date (but in no event later than five (5) Business Days after Parent first becomes eligible to use Form S-8 for the Assumed Caldera Options and Assumed Synlogic Options), Parent will file an appropriate registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Parent Common Stock issuable upon the exercise of the Assumed Caldera Options and Assumed Synlogic Options and will use reasonable best efforts to maintain the effectiveness of the registration statement thereafter for so long as any of such options remain outstanding.

2.6 Conversion of Shares of Synlogic.

(a) At the Synlogic Effective Time, by virtue of the Synlogic Merger and without any further action on the part of Synlogic, Parent, Synlogic Merger Sub, or any stockholder of Synlogic, subject to Section 2.6(e), each share of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Synlogic Exchange Ratio.

(b) At the Synlogic Effective Time, each Synlogic Warrant shall be treated in accordance with its terms. As soon as reasonably possible following the date hereof, Synlogic shall provide, in accordance with the terms of such Synlogic Warrant, any notices required to be provided to the holder of such Synlogic Warrant, the form of which shall be given to Caldera and its counsel for a reasonable opportunity to review and comment before such notice is provided to the holder of such Synlogic Warrant, and take all such other actions that may be required in accordance with the terms of such Synlogic Warrant prior to the Synlogic Effective Time.

(c) If any Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time, respectively, is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock award agreement or other similar agreement with Synlogic, then the shares of Parent Common Stock issued in exchange for such Synlogic Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. Synlogic shall take all actions that may be necessary to ensure that, from and after the Synlogic Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Synlogic Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Synlogic Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(e) At the Synlogic Effective Time, by virtue of the Synlogic Merger and without any further action on the part of Synlogic, Parent, Synlogic Merger Sub, or any stockholder of Synlogic, each share of common stock, $0.001 par value per share, of Synlogic Merger Sub issued and outstanding immediately prior to the Synlogic Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Synlogic Merger Surviving Corporation. If applicable, each stock certificate of Synlogic Merger Sub evidencing ownership of any such shares shall, as of the Synlogic Effective Time, evidence ownership of such shares of common stock of the Synlogic Merger Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Synlogic Effective Time, the outstanding Synlogic Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Synlogic Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Synlogic Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Synlogic or Parent to take any action with respect to Synlogic Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) Each outstanding Synlogic ITM Option immediately prior to the Synlogic Effective Time shall automatically without any further action on the part of Synlogic, Parent, Synlogic Merger Sub, or any holder of a Synlogic Option, become fully vested and be converted, at the Synlogic Effective Time, into a net exercised share of Parent Common Stock determined by (i) multiplying the number of shares of Synlogic Common Stock subject to such Synlogic Option immediately prior to the Synlogic Effective Time by the Synlogic Exchange Ratio, rounding down to the nearest whole number of shares, and (ii) reducing such number of shares of Parent Common Stock by the number of shares of Parent Common Stock with an aggregate value equal to the sum of (a) the total exercise price for such Synlogic Option (determined by dividing the per share exercise price of such Synlogic Option immediately prior to the Synlogic Effective Time by the Synlogic Exchange Ratio, rounding up to the nearest whole cent) plus (b) any required withholding taxes required to be paid by Synlogic with respect to such net exercise, and (c) dividing such sum of (a) and (b) by the per share price of Parent Common Stock as of the Effective Time (such net number of shares of Parent Common Stock the “Net Synlogic Option Shares”); provided, that the net exercise of the Synlogic Options will be made in a manner consistent with applicable Law.

Each outstanding Synlogic Option that is not a Synlogic ITM Option immediately prior to the Synlogic Effective Time shall automatically without any further action on the part of Synlogic, Parent, Synlogic Merger Sub, or any holder of a Synlogic Option, be assumed and converted into an option (an “Assumed Synlogic Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Synlogic Equity Plans and option agreement applicable to such Synlogic Option immediately prior to the Synlogic Effective Time, the number of shares of Parent Common Stock determined by multiplying the number of shares of Synlogic Common Stock subject to such Synlogic Option immediately prior to the Synlogic Effective Time by the Synlogic Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Synlogic Option immediately prior to the Synlogic Effective Time by the Synlogic Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Synlogic Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Synlogic Options for purposes of Section 409A or Section 424 of the Code. As of the Synlogic Effective Time, Parent will assume the Synlogic Equity Plans; provided, further, that (i) the terms of the Synlogic Options shall be further amended as may be necessary to reflect such assumption and conversion of the Synlogic Options into Assumed Synlogic Options (such as by making any change in control or similar definition relate to Parent instead of Synlogic and having any provision that provides for the adjustment of Synlogic Options upon the occurrence of certain corporate events of Synlogic relate to similar corporate events of Parent instead); and (ii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Synlogic Board or any committee thereof with respect to each Assumed Synlogic Option.

2.7 Closing of Transfer Books.

(a) At the Caldera Effective Time, (i) all Caldera Common Stock outstanding immediately prior to the Caldera Effective Time shall be treated in accordance with Section 2.5, and all holders of certificates representing Caldera Common Stock that were outstanding immediately prior to the Caldera Effective Time shall cease to have any rights as stockholders of Caldera (other than the right to receive Caldera Merger Shares) and (ii) the stock transfer books of Caldera shall be closed with respect to all Caldera Common Stock outstanding immediately prior to the Caldera Effective Time. No further transfer of any such Caldera Common Stock shall be made on such stock transfer books after the Caldera Effective Time.

(b) At the Synlogic Effective Time: (i) all Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time shall be treated in accordance with Section 2.6, and all holders of certificates representing Synlogic Common Stock that were outstanding immediately prior to the Synlogic Effective Time shall cease to have any rights as stockholders of Synlogic (other than the right to receive Synlogic Merger Shares) and (ii) the stock transfer books of Synlogic shall be closed with respect to all Synlogic Common Stock (including any Synlogic Common Stock underlying Synlogic Warrants and Synlogic Options) outstanding immediately prior to the Synlogic Effective Time. No further transfer of any such Synlogic Common Stock shall be made on such stock transfer books after the Synlogic Effective Time.

2.8 Surrender of Caldera Common Stock.

(a) On or prior to the Closing Date, Synlogic and Caldera shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”). At the Caldera Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.5 in exchange for Caldera Common Stock.

(b) Promptly after the Caldera Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Caldera Common Stock that were converted into the right to receive Caldera Merger Shares: (i) if required by the Exchange Agent, a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Caldera Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal, if required by the Exchange Agent, and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Caldera Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Caldera Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Caldera Effective Time shall be paid to the holder of any Caldera Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Caldera Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Caldera Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Caldera Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Surrender of Synlogic Common Stock.

(a) At the Synlogic Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.6 in exchange for Synlogic Common Stock.

(b) Promptly after the Synlogic Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Synlogic Common Stock that were converted into the right to receive Synlogic Merger Shares: (i) if required by the Exchange Agent, a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Synlogic Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal, if required by the Exchange Agent, and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Synlogic Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Synlogic Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.6.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Synlogic Effective Time shall be paid to the holder of any Synlogic Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Synlogic Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Synlogic Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Synlogic Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.10 Calculation of Net Cash.

(a) Not less than ten (10) Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Synlogic and Caldera (the “Anticipated Closing Date”), Synlogic will deliver to Caldera a certificate that includes a schedule (the “Synlogic Net Cash Schedule”, and the date of delivery of the Synlogic Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Synlogic’s good faith, estimated calculation of Synlogic Net Cash (the “Synlogic Net Cash Calculation”) at the close of business of the Closing Date (the “Cash Determination Time”) prepared and signed by Synlogic’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Synlogic). Synlogic will deliver to Caldera an estimated Synlogic Net Cash Schedule seven (7) days prior to the filing of the Registration Statement and every four weeks thereafter. Synlogic shall make available to Caldera (electronically to the greatest extent possible), as reasonably requested by Caldera, the work papers and back-up materials used or useful in preparing the Synlogic Net Cash Schedule and the estimated Synlogic Net Cash Schedules and, if reasonably requested by Caldera, Synlogic’s accountants and counsel at reasonable times and upon reasonable notice. The Synlogic Net Cash Calculation shall include Synlogic’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1 necessary to calculate Caldera Merger Shares. Set forth on Section 2.10(a) of the Synlogic Disclosure Schedule is an illustrative example of Synlogic Net Cash calculation calculated on a hypothetical basis as of the date described therein.

(b) Within five (5) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Caldera shall have the right to dispute any part of the Synlogic Net Cash Calculation by delivering a written notice to that effect to Synlogic (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Synlogic Net Cash Calculation.

(c) If, on or prior to the Response Date, (i) Caldera notifies Synlogic in writing that it has no objections to the Synlogic Net Cash Calculation or (ii) if prior to 5:00 p.m. (New York City time) on the Response Date, Caldera has failed to deliver a Dispute Notice as provided in Section 2.10(b), then the Synlogic Net Cash Calculation as set forth in the Synlogic Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Synlogic Net Cash at the Cash Determination Time (the “Final Synlogic Net Cash”) for purposes of this Agreement.

(d) If Caldera delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Synlogic and Caldera shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Synlogic Net Cash, which agreed upon Synlogic Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Synlogic Net Cash for purposes of this Agreement.

(e) If Representatives of Synlogic and Caldera are unable to negotiate an agreed-upon determination of Final Synlogic Net Cash pursuant to Section 2.10(d) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Synlogic and Caldera may mutually agree upon), then any remaining disagreements as to the calculation of Synlogic Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Synlogic and Caldera (the “Accounting Firm”). Synlogic shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Synlogic Net Cash Schedule, and Synlogic and Caldera shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Synlogic and Caldera shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Synlogic and Caldera. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Synlogic Net Cash made by the Accounting Firm shall be made in writing delivered to each of Synlogic and Caldera, shall be final and binding on Synlogic and Caldera and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Synlogic Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.10(e). The fees and expenses of the Accounting Firm shall be allocated between Synlogic and Caldera in the same proportion that the disputed amount of the Synlogic Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Synlogic Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by Caldera and any other fees, costs or expenses incurred by Caldera following the Anticipated Closing Date in connection with the procedures set forth in this Section 2.10(e) shall be deducted from the final determination of the amount of Synlogic Net Cash. If this Section 2.10(e) applies as to the determination of the Final Synlogic Net Cash described in Section 2.10(a), upon resolution of the matter in accordance with this Section 2.10(e), the Parties shall not be required to determine Synlogic Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Synlogic and Caldera may require a redetermination of the Final Synlogic Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Closing Date.

2.11 Further Action.

(a) If, at any time after the Caldera Effective Time, any further action is determined by the Caldera Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Caldera Merger Surviving Corporation with full right, title and possession of and to all rights and property of Caldera, then the officers and directors of the Caldera Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Caldera, in the name of Caldera Merger Sub, in the name of the Caldera Merger Surviving Corporation and otherwise) to take such action.

(b) If, at any time after the Synlogic Effective Time, any further action is determined by the Synlogic Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Synlogic Merger Surviving Corporation with full right, title and possession of and to all rights and property of Synlogic, then the officers and directors of the Synlogic Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Synlogic, in the name of Synlogic Merger Sub, in the name of the Synlogic Merger Surviving Corporation and otherwise) to take such action.

2.12 Withholding. Each of the Exchange Agent, Parent, the Caldera Merger Surviving Corporation and the Synlogic Merger Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if a Withholding Agent determines that any payment in connection with the Contemplated Transactions is subject to deduction and/or withholding, then, except with respect to compensatory payments or as a result of a failure to deliver the certificate described in Section 7.7(b), such Withholding Agent shall use reasonable best efforts to (i) provide reasonable advance notice to such recipient after such determination and (ii) reasonably cooperate with such recipient prior to the Closing to reduce or eliminate any such deduction and/or withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Synlogic Common Stock that are outstanding immediately prior to the Synlogic Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Synlogic Common Stock in accordance with Delaware Law or shares of Caldera Common Stock that are outstanding immediately prior to the Caldera Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Caldera Common Stock in accordance with Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration described in Section 2.5 or Section 2.6, respectively, attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Synlogic Common Stock or shares of Caldera Common Stock, as applicable, held by them in accordance with Delaware Law, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Delaware Law. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Synlogic Common Stock or shares of Caldera Common Stock, as applicable, under Delaware Law (whether occurring before, at or after the Synlogic Effective Time or Caldera Effective Time, as applicable) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Synlogic Effective Time or Caldera Effective Time, as applicable, the right to receive the consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5 or Section 2.6, respectively. Each Party shall give the other prompt written notice of any demands by dissenting stockholders received thereby, withdrawals of such demands and any other instruments served thereupon and any material correspondence received thereby in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Synlogic and Caldera shall have the right to participate in such negotiations and proceedings. No Party, except with the other Parties’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CALDERA

Except as set forth in the written disclosure schedule delivered by Caldera to Synlogic (the “Caldera Disclosure Schedule”), Caldera represents and warrants to Synlogic as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Caldera and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Caldera’s Subsidiaries are directly or indirectly wholly-owned by Caldera.

(b) Each of Caldera and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Caldera Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the Caldera Disclosure Schedule, Caldera has no Subsidiaries and Caldera does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Caldera is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Caldera has not agreed and is not obligated to make, nor is Caldera bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Caldera has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Caldera has delivered to Synlogic accurate and complete copies of Caldera’s and its Subsidiaries’ Organizational Documents. Neither Caldera nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Each of Caldera and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Caldera Board (at meetings duly called and held) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Caldera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend the Caldera Board Recommendation to the stockholders of Caldera as promptly as practicable after the forms thereof are mutually agreed to by Synlogic and Caldera. This Agreement has been duly executed and delivered by Caldera and assuming the due authorization, execution and delivery by Synlogic, constitutes the legal, valid and binding obligation of Caldera, enforceable against Caldera in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of at least (i) a majority of the then outstanding shares of Caldera Common Stock outstanding on the record date for the Caldera Stockholder Written Consent and (ii) a majority of the then outstanding shares of Caldera Preferred Stock voting as a single class on an as-converted basis (together, the “Required Caldera Stockholder Approval”), is the only vote of the holders of any class or series of Caldera Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Caldera Stockholder Approval and the filing of the Caldera Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Caldera, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Caldera or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Caldera or its Subsidiaries, or any of the assets owned or used by Caldera or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Caldera or its Subsidiaries or that otherwise relates to the business of Caldera, or any of the assets owned, leased or used by Caldera;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Caldera Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Caldera Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Caldera Material Contract, (C) accelerate the maturity or performance of any Caldera Material Contract or (D) cancel, terminate or modify any term of any Caldera Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Caldera or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 3.5 of the Caldera Disclosure Schedule under any Caldera Contract, (ii) the Required Caldera Stockholder Approval, (iii) the filing of the Caldera Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Caldera nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Caldera Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Caldera consists of (i) 151,561,000 shares of Caldera Common Stock of which 31,468,322 shares have been issued and are outstanding as of July 28, 2026, and (ii) 101,785,713 shares of Caldera Preferred Stock of which (a) 75,000,000 shares have been designated Caldera Series A Preferred Stock of which 75,000,000 shares have been issued and are outstanding as of July 28, 2026 and (b) 26,785,713 shares have been designated Caldera Series A-1 Preferred Stock of which 26,785,713 shares have been issued and are outstanding as of July 28, 2026. Caldera does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Caldera Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Caldera Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. All of the outstanding shares of Caldera Common Stock are subject to a right of first refusal in favor of Caldera. Except as contemplated herein, there is no Caldera Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Caldera Common Stock. Caldera is not under any obligation, nor is Caldera bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Caldera Common Stock or other securities.

(c) Except for the Caldera Equity Plan and the Caldera Options granted thereunder, Caldera does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Caldera has reserved 13,914,980 shares of Caldera Common Stock for issuance under the Caldera Equity Plan, of which 22,257 shares have been issued and are outstanding pursuant to the exercise of Caldera Options, 12,178,707 shares are subject to outstanding Caldera Options, and 1,714,016 shares remain available for future grant pursuant to the Caldera Equity Plan. Section 3.6(c) of the Caldera Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Caldera Option, including: (i) the name of the holder, (ii) the number of shares of Caldera Common Stock subject to such Caldera Option, (iii) the per share exercise price, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, and (vii) whether the Caldera Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Caldera has made available to Synlogic accurate and complete copies of the following: (A) the standard form of agreement evidencing Caldera Options; and (B) each agreement evidencing a Caldera Option that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 3.6(d) of the Caldera Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Caldera, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Caldera, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Caldera is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Caldera.

(e) All outstanding shares of Caldera Common Stock, and other securities of Caldera have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7 Financial Statements.

(a) Section 3.7(a) of the Caldera Disclosure Schedule includes true, correct and complete copies of the Caldera Balance Sheet and the related unaudited estimated statement of income, cash flow and changes in partners’ capital for the year ended December 31, 2025 (the “Caldera Financial Statements”).

(b) The Caldera Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (ii) fairly present, in all material respects, the financial position of Caldera as of the respective dates thereof and the results of operations and cash flows of Caldera for the periods covered thereby and (iii) when delivered by Caldera for inclusion in the Registration Statement (as defined below) for filing with the SEC following the date of this Agreement in accordance with Section 7.1, shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Caldera Financial Statements, there has been no material change in Caldera’s accounting methods or principles that would be required to be disclosed in Caldera’s financial statements in accordance with GAAP. The books of account and other financial records of Caldera and each of its Subsidiaries are true and complete in all material respects.

(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Caldera, the Caldera Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d) Caldera maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Caldera maintains records that in reasonable detail accurately and fairly reflect Caldera’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Caldera Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Caldera’s assets that could have a material effect on Caldera’s financial statements. Caldera has evaluated the effectiveness of Caldera’s internal control over financial reporting and, to the extent required by applicable Law, presented its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such financial reporting based on such evaluation. Caldera has disclosed to Caldera’s auditors and the Audit Committee of the Caldera Board (and made available to Synlogic a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Caldera’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Caldera or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Caldera Financial Statements filed prior to the date hereof, Caldera’s internal control over financial reporting is effective and Caldera has not identified any material weaknesses in the design or operation of Caldera’s internal control over financial reporting.

(e) Caldera’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Caldera, “independent” with respect to Caldera within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Caldera, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) thereunder (such firm, the “PCAOB Auditor”).

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Caldera Disclosure Schedule, since January 1, 2026 until the execution of this Agreement, Caldera and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Caldera Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Synlogic pursuant to Section 6.1 (excluding subsections (v), (viii), (x) and (ix) of Section 6.1(b)) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither Caldera nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Caldera Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Caldera or its Subsidiaries since the date of the Caldera Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Caldera or any of its Subsidiaries under Caldera Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Caldera Disclosure Schedule.

3.10 Title to Assets. Each of Caldera and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Caldera Balance Sheet and (b) all other tangible assets reflected in the books and records of Caldera as being owned by Caldera. All of such assets are owned or, in the case of leased assets, leased by Caldera or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Caldera nor any of its Subsidiaries owns or has ever owned any real property. Caldera has made available to Synlogic (a) an accurate and complete list of all real properties with respect to which Caldera directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Caldera or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Caldera Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Caldera Disclosure Schedule is an accurate, true and complete listing of all Caldera Registered IP, as applicable, including for each item (other than internet domain names) (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Caldera Registered IP and the nature of such ownership interest, if any), (ii) jurisdiction, (iii) status, (iv) registration or application number, (v) filing date and (vi) registration, issuance or grant date. Section 3.12(a) of the Caldera Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names in Caldera Registered IP or with respect to which Caldera or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Caldera Registered IP (to the Knowledge of Caldera with respect to all Caldera Registered IP exclusively licensed to Caldera) is subsisting and in full force and effect and, to the Knowledge of Caldera, all Caldera Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Caldera Registered IP (to the Knowledge of Caldera with respect to all Caldera Registered IP exclusively licensed to Caldera) have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Caldera Registered IP.

(b) Section 3.12(b) of the Caldera Disclosure Schedule is a true, correct and complete listing of all Caldera Contracts pursuant to which any Caldera IP Rights are exclusively licensed to Caldera or any of its Subsidiaries. To the Knowledge of Caldera, each Caldera Contract listed in Section 3.12(b) of the Caldera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Caldera, its Subsidiaries and each other party thereto, and is enforceable against Caldera, its Subsidiaries and each other party thereto in accordance with its terms. Neither Caldera, its Subsidiaries, nor, to the Knowledge of Caldera, any other party to any Caldera Contract listed in Section 3.12(b) of the Caldera Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Caldera Contract listed in Section 3.12(b) of the Caldera Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect.

(c) Section 3.12(c) of the Caldera Disclosure Schedule is a true, correct and complete listing of each Caldera Contract pursuant to which any Person, other than Caldera or any of its Subsidiaries, has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material Caldera Owned IP Rights, other than Standard IP Contracts. To the Knowledge of Caldera, each Caldera Contract listed in Section 3.12(c) of the Caldera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Caldera, its Subsidiaries and each other party thereto, and is enforceable against Caldera, its Subsidiaries and each other party thereto in accordance with its terms. Neither Caldera, its Subsidiaries nor, to the Knowledge of Caldera, any other party to any Caldera Contract listed in Section 3.12(c) of the Caldera Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Caldera Contract listed in Section 3.12(c) of the Caldera Disclosure Schedule.

(d) Neither Caldera nor any of its Subsidiaries is bound by, and no Caldera Owned IP Rights or Caldera Exclusively Licensed IP Rights are subject to any Caldera Contract containing any covenant or other provision that materially limits or restricts the ability of Caldera or any of its Subsidiaries to use, exploit, assert, or enforce any Caldera Owned IP Rights or Caldera Exclusively Licensed IP Rights anywhere in the world; other than Standard IP Contracts and other Contracts to the extent they contain non-exclusive licenses granted by Caldera in the Ordinary Course of Business.

(e) (x) Caldera or one of its Subsidiaries exclusively owns all right, title, and interest to and in all material Caldera Owned IP Rights free and clear of any Encumbrances (other than Permitted Encumbrances) and (y) Caldera owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material

Caldera IP Rights currently used or practiced by Caldera as of the date of this Agreement; provided, however, that the foregoing representation is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property rights of any Person.

(i) (A) To the Knowledge of Caldera, all documents and instruments necessary to register or apply for or renew registration of Caldera Registered IP owned by Caldera or under the control of Caldera have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority and (B) to the Knowledge of Caldera, Caldera or its licensor has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Caldera Registered IP owned by Caldera or under the control of Caldera that are due or payable as of the date of this Agreement, in each case (A) and (B), that are due or payable as of the date of this Agreement.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect, to the Knowledge of Caldera each Person who is or was an employee, contractor or consultant of Caldera or any of its Subsidiaries and who is or was materially involved in the creation, discovery, reduction to practice or development of any material Intellectual Property for Caldera or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Caldera or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Caldera and its Subsidiaries.

(iii) To the Knowledge of Caldera, no current or former member, officer, director, or employee of Caldera or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Caldera IP Rights purported to be owned by Caldera. To the Knowledge of Caldera, no employee of Caldera or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Caldera or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Caldera IP Rights purported to be owned by Caldera or confidentiality provisions protecting trade secrets and confidential information comprising Caldera IP Rights purported to be owned by Caldera. To the Knowledge of Caldera, (x) there are no claims by any third party to any ownership interest in or Encumbrance (other than Permitted Encumbrances) on any of the Caldera Owned IP Rights and (y) there are no inventorship disputes with respect to any of the Patents included in the Caldera Registered IP.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Caldera Owned IP Rights, or to the Knowledge of Caldera, any Caldera Licensed IP Rights that are exclusively licensed to Caldera. To the Knowledge of Caldera, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Caldera Owned IP Rights or, to the Knowledge of Caldera, any Caldera Licensed IP Rights that are exclusively licensed to Caldera.

(v) Caldera and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Caldera or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Caldera nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Caldera Owned IP Rights to any other Person.

(vii) To the Knowledge of Caldera, each item of Caldera Registered IP has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Caldera, each of the Patents included in the Caldera Registered IP identifies each and every inventor of the claims thereof as determined to the extent required by and in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Caldera, each of Caldera and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Caldera Registered IP for which Caldera or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Caldera, the Caldera IP Rights constitute all material Intellectual Property necessary for Caldera or any of its Subsidiaries to conduct its business as currently conducted as of the date of this Agreement; provided, however, that the foregoing representation is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property rights of any Person.

(f) To the Knowledge of Caldera, the conduct of the business of Caldera as has been conducted and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Caldera or any of its Subsidiaries (i) has not breached, and does not presently breach, any material Caldera IP Rights Agreement in any material respect, and (ii) to the Knowledge of Caldera, has not materially infringed, misappropriated or otherwise violated, and does not materially infringe, misappropriate or otherwise violate, any valid and issued Patents or other valid Intellectual Property rights of any other Person. To the Knowledge of Caldera, no Person has engaged in the unauthorized use of, or has infringed, misappropriated or otherwise violated any Patents within the Caldera Owned IP Rights or Caldera Exclusively Licensed IP Rights, or otherwise materially breached any material Caldera IP Rights Agreement.

(g) As of the date of this Agreement, neither Caldera nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Caldera, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Caldera Owned IP Rights. None of the Caldera Registered IP have been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Caldera, all Caldera Owned IP Rights or Caldera Exclusively Licensed IP Rights are in full force and effect. Neither Caldera nor any of its Subsidiaries have received any written notice asserting that any Caldera IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the Intellectual Property rights of any other Person or that Caldera or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person.

(h) To the Knowledge of Caldera, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Caldera or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Caldera Material Adverse Effect. To the Knowledge of Caldera, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Caldera or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Caldera in accordance with GAAP.

(i) Except (i) as would not reasonably be expected to have a Caldera Material Adverse Effect or (ii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Caldera, to the Knowledge of Caldera, (A) neither Caldera nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Caldera or any of its Subsidiaries, taken as a whole and (B) neither Caldera nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(j) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Caldera of its obligations hereunder conflict or will conflict with, alter or impair any of Caldera’s rights in, to and under any material Caldera IP Rights or the validity, enforceability, priority, scope or duration of any material Caldera IP Rights. Without limiting the foregoing, to the Knowledge of Caldera, neither Caldera nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other Person of any license or other right to or in any Caldera IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Caldera IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Caldera or the Caldera Merger Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Caldera IP Rights or portion thereof, or (iv) result in Caldera or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Caldera IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Caldera Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Other than Excepted Contracts, Section 3.13(a) of the Caldera Disclosure Schedule lists the following Caldera Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Caldera Material Contract” and collectively, the “Caldera Material Contracts”):

(i) each Caldera Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Caldera Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;

(iii) each Caldera Contract with any Caldera Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Caldera Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Caldera Contract containing (A) any covenant limiting the freedom of Caldera or any of its Subsidiaries (or, after the Closing Date, Parent or any of its Subsidiaries) to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Caldera’s or any of its Subsidiaries’ (or, after the Closing Date, Parent’s or any of its Subsidiaries’) products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision (excluding such provisions to the extent they provide for non-solicitation of employees, consultants or individual independent contractors);

(vi) each Caldera Contract (A) pursuant to which any Person granted Caldera or any of its Subsidiaries an exclusive license under any Intellectual Property, or (B) pursuant to which Caldera or any of its Subsidiaries granted any Person an exclusive license under any Caldera IP Rights;

(vii) each Caldera Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Caldera Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(ix) each Caldera Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Caldera or any loans or debt obligations with officers or directors of Caldera;

(x) each Caldera Contract that is: (A) a dealer or distribution Contract (identifying any that contain exclusivity provisions), (B) a Contract pursuant to which Caldera or any of its Subsidiaries transfers, or grants a license under, any material Caldera IP Rights for the right to develop, manufacture, commercialize or sell a product or service (except to the extent such grant is for the benefit of Caldera or any of its Subsidiaries), (C) any joint marketing, alliance, joint venture, collaborative development or other similar Contract under which Caldera or any of its Subsidiaries has continuing obligations to develop or commercialize any product, technology or service, or to develop any Intellectual Property, in each case that will not be owned, in whole or in part, by Caldera or such Subsidiary or (D) a Contract containing a license under any Patent, Trademark or copyright registration to any third party to manufacture or produce any product, service or technology of Caldera or any of its Subsidiaries (except to the extent such license is granted by Caldera or any of its Subsidiaries to its service providers for provision of goods or services to Caldera or any of its Subsidiaries) or any Contract to sell, distribute or commercialize any products or service of Caldera or any of its Subsidiaries, in case of clause (D), except for Caldera Contracts entered into in the Ordinary Course of Business;

(xi) each Caldera Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Caldera or any of its Subsidiaries in connection with the Contemplated Transactions;

(xii) each Caldera Contract to which Caldera or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves recurring annual obligations of payment by, or recurring annual payments to, Caldera or such Subsidiary in excess of $250,000;

(xiii) a Caldera Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 3.12(b) or Section 3.12(c) of the Caldera Disclosure Schedule; or

(xv) any other Caldera Contract that is not terminable at will (with no penalty or payment and with no more than 90 days’ notice) by Caldera or any of its Subsidiaries, and that includes an express obligation for payment or receipt by Caldera or such Subsidiary after the date of this Agreement under any such obligation of more than $250,000 in the aggregate, other than Caldera Contracts for provision of legal or accounting services.

(b) Caldera has delivered or made available to Synlogic accurate and complete copies of all Caldera Material Contracts, including all amendments thereto. There are no Caldera Material Contracts that are not in written form. Neither Caldera nor any of its Subsidiaries has, nor to the Knowledge of Caldera, as of the date of this Agreement, has any other party to a Caldera Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any such Caldera Material Contract in such manner as would permit any other party to cancel or terminate any such Caldera Material Contract, or would permit any other party to seek material damages thereunder. As to Caldera and its Subsidiaries, as of the date of this Agreement, each Caldera Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Caldera Material Contract to change, any material amount paid or payable to Caldera or any of its Subsidiaries under any Caldera Material Contract or any other material term or provision of any Caldera Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Caldera and each of its Subsidiaries is, and since January 1, 2023 has been, in material compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable Law administered or enforced by the FDA or other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biologic products (“Drug Regulatory Agency”). No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Caldera, threatened against Caldera or any of its Subsidiaries. There is no agreement or Order binding upon Caldera or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Caldera or any of its Subsidiaries, any acquisition of material property by Caldera or any of its Subsidiaries or the conduct of business by Caldera or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Caldera’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Caldera and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Caldera as currently conducted (collectively, the “Caldera Permits”). Section 3.14(b) of the Caldera Disclosure Schedule identifies each Caldera Permit. Each of Caldera and its Subsidiaries is in material compliance with the terms of Caldera Permits. No Legal Proceeding is pending or, to the Knowledge of Caldera, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Caldera Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Caldera, threatened in writing with respect to an alleged material violation by Caldera or any of its Subsidiaries of the FDCA, PHSA and FDA regulations adopted thereunder, or any other applicable Law administered or enforced by a Drug Regulatory Agency.

(d) Each of Caldera and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Caldera as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Caldera Product Candidates”) (collectively, the “Caldera Regulatory Permits”) and no such Caldera Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in each case (i) and (ii) by a Drug Regulatory Agency. Caldera has timely maintained and is in compliance in all material respects with the Caldera Regulatory Permits and neither Caldera nor any of its Subsidiaries has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Caldera Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Caldera Regulatory Permit.

(e) As of the date of this Agreement, all clinical, non-clinical and other studies and tests conducted by or, to the Knowledge of Caldera, on behalf of, or sponsored by, Caldera or its Subsidiaries, in which Caldera or its Subsidiaries or their respective product candidates, including the Caldera Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards and the protection of human subjects. Neither Caldera nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Caldera, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Caldera or any of its Subsidiaries or in which Caldera or any of its Subsidiaries or its current product candidates, including the Caldera Product Candidates, have participated.

(f) Neither Caldera nor any of its Subsidiaries, and, to the Knowledge of Caldera, any contract manufacturer in relation to its activities with respect to any Caldera Product Candidate, is the subject of any pending or, to the Knowledge of Caldera, threatened investigation in respect of its business or products by the

FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Caldera, neither Caldera nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Caldera Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Caldera’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Caldera, any of its Subsidiaries, and to the Knowledge of Caldera, any contract manufacturer in relation to its activities with respect to any Caldera Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Caldera, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Caldera’s and its Subsidiaries’ business or Caldera Product Candidates are pending or threatened against Caldera, any of its Subsidiaries, and to the Knowledge of Caldera, any contract manufacturer in relation to its activities with respect to any Caldera Product Candidate, or any of its respective officers, employees or agents. Neither Caldera nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Caldera, for the benefit of, Caldera or its Subsidiaries in connection with any Caldera Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Caldera or its Subsidiaries, and to the Knowledge of Caldera, no manufacturing site of a contract manufacturer or laboratory, with respect to any Caldera Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any other applicable Law, and, to the Knowledge of Caldera, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Caldera, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Caldera or any of its Subsidiaries or any Caldera Associate (in his or her capacity as such) or any of the material assets owned or used by Caldera or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Caldera or any of its Subsidiaries, or any of the material assets owned or used by Caldera or any of its Subsidiaries, is subject. To the Knowledge of Caldera, no officer or other Key Employee of Caldera or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Caldera or any of its Subsidiaries or to any material assets owned or used by Caldera or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of Caldera and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax

Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Caldera or any of its Subsidiaries does not file a particular type of Tax Return that Caldera or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All income Taxes and any other material amounts of Taxes due and owing by Caldera and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Caldera and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Caldera Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Caldera Balance Sheet. Since the date of the Caldera Balance Sheet, neither Caldera nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Caldera and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Caldera or any of its Subsidiaries.

(e) No deficiencies for income Taxes or any other material amount of Taxes with respect to Caldera or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of a material amount of Taxes of Caldera or any of its Subsidiaries. Neither Caldera nor any of its Subsidiaries has waived any statute of limitations in respect of any income Taxes or other material Taxes or agreed to any extension of time with respect to any income Tax or other material Tax assessment or deficiency, which waiver or extension is still in effect.

(f) Neither Caldera nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial agreements entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of Taxes (an “Ordinary Course Agreement”).

(g) Neither Caldera nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Caldera). Neither Caldera nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Caldera) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Within the past two (2) years, neither Caldera nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Caldera nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Caldera nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending at or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law)

executed at or prior to the Closing; (iii) installment sale or open transaction disposition made at or prior to the Closing; (iv) prepaid amount, advance payments or deferred revenue received or accrued at or prior to the Closing; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 3.16(k) of the Caldera Disclosure Schedule sets forth the entity classification of Caldera and each of its Subsidiaries for U.S. federal income tax purposes. Neither Caldera nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Caldera nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Caldera, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(m) For purposes of this Section 3.16, each reference to Caldera or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Caldera or any of its Subsidiaries.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Caldera Disclosure Schedule contains a complete and accurate list of all Caldera employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location.

(b) Neither Caldera nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Caldera Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Caldera, purporting to represent or seeking to represent any Caldera Associates, including through the filing of a petition for representation election.

(c) Section 3.17(c) of the Caldera Disclosure Schedule lists all material Caldera Employee Plans.

(d) Each Caldera Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Caldera, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Caldera Employee Plan or the Tax exempt status of any related trust.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect, each Caldera Employee Plan has been established, maintained and operated in compliance with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Caldera, threatened with respect to any Caldera Employee Plan. All material payments and/or contributions required to have been made with respect to all Caldera Employee Plans have been made or accrued on the financial statements of Caldera in accordance with the terms of the applicable Caldera Employee Plan and applicable Law and neither Caldera nor any Caldera ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Caldera Employee Plan.

(f) Neither Caldera, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(g) No Caldera Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(h) No Caldera Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) Each Caldera Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Caldera Associate as a result of the operation of Section 409A of the Code.

(j) Caldera and its Subsidiaries are, and have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect, there are no, and there have been no, Legal Proceedings pending or, to the Knowledge of Caldera, threatened against Caldera or any of its Subsidiaries relating to any labor or employment matters or any Caldera Associate. Caldera is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) (i) Caldera has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Caldera or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(l) There has not been, nor to the Knowledge of Caldera has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Caldera or its Subsidiaries.

(m) There is no contract, agreement, plan or arrangement to which Caldera or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Caldera Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(n) None of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Caldera Associate, (ii) increase in any benefits or the compensation payable under any Caldera Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Caldera or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Caldera Merger Surviving Corporation, to merge, amend, terminate or transfer any Caldera Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

3.18 Environmental Matters. Caldera and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Caldera of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Caldera Material Adverse Effect. Neither Caldera nor any of its Subsidiaries has received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Caldera or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Caldera, there are no circumstances that may prevent or interfere with Caldera’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Caldera Material Adverse Effect. To the Knowledge of Caldera: (a) no current or prior owner of any property leased or controlled by Caldera or any of its Subsidiaries has received any written notice or other communication relating to property owned or leased at any time by Caldera or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Caldera or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Caldera nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.19 Insurance. Caldera has made available to Synlogic accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Caldera and its Subsidiaries. Each of such insurance policies is in full force and effect and Caldera and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers neither Caldera nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Caldera and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Caldera or such Subsidiary for which Caldera or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Caldera of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Caldera Disclosure Schedule describes any material transactions or relationships between, on one hand, Caldera and, on the other hand, any (a) executive officer or director of Caldera or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent of the voting power of the outstanding shares of Caldera Common Stock or (c) to the Knowledge of Caldera, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Caldera) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Caldera Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Caldera.

3.22 Privacy and Data Security.

(a) Caldera and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Caldera Contracts relating to privacy, data security, collection or use of Personal Information of any individuals that interact with Caldera or any of its Subsidiaries in connection with the operation of Caldera’s and its Subsidiaries’ business, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect. To the Knowledge of Caldera, Caldera has implemented and maintains commercially reasonable written policies and procedures (the “Caldera Privacy Policies”), satisfying the requirements of applicable Privacy Laws and Caldera Contracts concerning the privacy, data security, collection and use of Personal Information and has complied with the same, except for such noncompliance that has not to the Knowledge of Caldera had, and would not reasonably be expected to have, individually or in the aggregate, a Caldera Material Adverse Effect. To the Knowledge of Caldera, as of the date hereof, no claims have been asserted or threatened against Caldera by any Person alleging a violation of Privacy Laws, Caldera Privacy Policies and/or the applicable terms of any Caldera Contracts relating to privacy, data security, collection or use of Personal Information of any individuals and Caldera has not received written notice of any of the same. To the Knowledge of Caldera, there have been no data security incidents, personal data breaches or incidents related to Personal Information or Caldera data in the custody or control of Caldera or any service provider acting on behalf of Caldera, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Caldera Contract.

(b) The information technology assets and equipment of Caldera and its Subsidiaries (collectively, “Caldera IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Caldera and its Subsidiaries as currently conducted, and to the Knowledge of Caldera, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Caldera and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards designed to protect Personal Information processed by or on behalf of Caldera and its Subsidiaries, any other material confidential information and the security of Caldera IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

3.23 Concurrent Financing.

(a) Caldera has delivered to Synlogic true, correct and complete copies of all definitive agreements related to the Concurrent Financing (other than any securities purchase agreements entered into by Caldera after the date of this Agreement that provide for the sale of Caldera Common Stock immediately prior to the Caldera Effective Time at a per share price that is not less than the per share price provided in the Securities Purchase Agreement), including the Securities Purchase Agreement, pursuant to which the Purchasers (as defined in the Securities Purchase Agreement and on terms and conditions substantially similar to the terms and conditions of the Securities Purchase Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Caldera Common Stock set forth therein in connection with the transactions contemplated by this Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 8.16 of the Securities Purchase Agreement), and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Caldera, and, to the Knowledge of Caldera, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Financing, other than as expressly set forth in the Securities Purchase Agreement. There are no other agreements, side letters, or arrangements between Caldera and any Purchaser relating to the Securities Purchase Agreement that could affect the obligation of such Purchaser to the funding of the applicable portion of the Concurrent Financing set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Caldera or, to the Knowledge of Caldera, any Purchaser under the Securities Purchase Agreement. As of the date hereof, Caldera has no reason to believe that any of the conditions to the Concurrent Financing as contemplated by the Securities Purchase Agreement will not be satisfied.

3.24 No Other Representations or Warranties. Caldera hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Synlogic nor any other person on behalf of

Synlogic makes any express or implied representation or warranty with respect to Synlogic or with respect to any other information provided to Caldera, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Synlogic set forth in Article IV (in each case as qualified and limited by the Synlogic Disclosure Schedule)) none of Caldera, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SYNLOGIC

Except (i) as set forth in the written disclosure schedule delivered by Synlogic to Caldera (the “Synlogic Disclosure Schedule”) or (ii) as disclosed in the Synlogic SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Synlogic SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b) or 4.3, Synlogic represents and warrants to Caldera as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Synlogic and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Synlogic’s Subsidiaries are directly or indirectly wholly owned by Synlogic.

(b) Each of Synlogic and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Synlogic Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Synlogic Disclosure Schedule, Synlogic has no Subsidiaries and Synlogic does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Synlogic is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Synlogic has not agreed and is not obligated to make, nor is Synlogic bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Synlogic has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Synlogic has delivered to Caldera accurate and complete copies of the Organizational Documents of Synlogic and its Subsidiaries. Neither Synlogic nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement.

(a) Each of Synlogic and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The

Synlogic Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Synlogic) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Synlogic and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Synlogic vote to approve the Synlogic Merger. This Agreement has been duly executed and delivered by Synlogic, and assuming the due authorization, execution and delivery by Caldera, constitutes the legal, valid and binding obligation of Synlogic, enforceable against Synlogic, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the Stock Issuance, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Synlogic and Caldera, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

(c) The Caldera Merger Sub Board and the Synlogic Merger Sub Board have each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Caldera Merger Sub and Synlogic Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Caldera Merger Sub and Synlogic Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Caldera Merger Sub and Synlogic Merger Sub, and assuming the due authorization, execution and delivery by Parent, Synlogic and Caldera, constitutes the legal, valid and binding obligation of Caldera Merger Sub and Synlogic Merger Sub, respectively, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required.

(a) The affirmative vote of the holders of a majority of the shares of Synlogic Common Stock outstanding on the record date for the Synlogic Stockholder Meeting and entitled to vote thereon, voting as a single class, is the only vote of the holders of any class or series of Synlogic capital stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (the “Required Synlogic Stockholder Approval”).

(b) The vote or Consent of Parent as the sole stockholder of Caldera Merger Sub and Synlogic Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Caldera Merger Sub and Synlogic Merger Sub necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Synlogic Stockholder Approval and the filing of the Synlogic Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Synlogic, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Synlogic or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Synlogic or its Subsidiaries, or any of the assets owned or used by Synlogic or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Synlogic or its Subsidiaries or that otherwise relates to the business of Synlogic, or any of the assets owned, leased or used by Synlogic;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Synlogic Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Synlogic Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Synlogic Material Contract, (C) accelerate the maturity or performance of any Synlogic Material Contract or (D) cancel, terminate or modify any term of any Synlogic Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Synlogic or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Synlogic Disclosure Schedule under any Synlogic Contract, (ii) the Required Synlogic Stockholder Approval, (iii) the filing of the Synlogic Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Synlogic nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Synlogic Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) As of the date hereof, the authorized capital stock of Synlogic consists of (i) 250,000,000 shares of common stock, par value $0.001 per share (“Synlogic Common Stock”), of which 12,248,950 shares have been issued and are outstanding as of July 27, 2026 (the “Capitalization Date”), (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which 61,500 shares have been designated Synlogic Series A Junior Participating Preferred Stock, of which no shares are issued and are outstanding as of the Capitalization Date. Synlogic does not hold any shares of its capital stock in its treasury other than 282,070 shares of Synlogic Common Stock.

(b) All of the outstanding shares of Synlogic Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Synlogic Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Synlogic Common Stock is subject to any right of first refusal in favor of Synlogic. Except as contemplated herein, there is no Synlogic Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Synlogic Common Stock. Synlogic is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of

Synlogic Common Stock or other securities. Section 4.6(b) of the Synlogic Disclosure Schedule sets forth a true and complete list, as of the date hereof of all repurchase rights held by Synlogic with respect to Synlogic Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Synlogic Equity Plans and the Synlogic Options granted thereunder and the Synlogic ESPP, Synlogic does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, Synlogic has reserved 2,097,260 shares of Synlogic Common Stock for issuance under the Synlogic Equity Plans, of which 235,030 shares are subject to outstanding Synlogic Options and 1,866,730 shares remain available for future grant pursuant to the Synlogic Equity Plans. Section 4.6(c) of the Synlogic Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Synlogic Option, including: (i) the name of the holder, (ii) the number of shares of Synlogic Common Stock subject to such Synlogic Option, (iii) the exercise price per share, as applicable, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) for Synlogic Options, whether the Synlogic Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Synlogic has made available to Caldera accurate and complete copies of the following: (A) the standard form of agreement evidencing Synlogic Options; and (B) each agreement evidencing a Synlogic Option that does not conform in all material respects to the standard form agreement. As of the date hereof, there are no ongoing offering periods or purchase periods under the Synlogic ESPP, and there are no outstanding rights to purchase shares under the ESPP.

(d) Except as set forth on Section 4.6(d) of the Synlogic Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Synlogic, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Synlogic, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Synlogic is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Synlogic.

(e) Section 4.6(e) of the Synlogic Disclosure Schedule lists, as of the date hereof, (i) each holder of issued Synlogic Warrants, (ii) the number and type of shares subject to each Synlogic Warrant, (iii) the exercise price of each Synlogic Warrant and (iv) the termination date of each Synlogic Warrant. Synlogic has made available to Caldera all Contracts by and between Synlogic and the holder of such Synlogic Warrant.

(f) All outstanding shares of Synlogic Common Stock and other securities of Synlogic have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(g) None of Parent, Caldera Merger Sub or Synlogic Merger Sub owns any shares of Caldera Capital Stock. None of Parent, Caldera Merger Sub or Synlogic Merger Sub nor any of their respective Affiliates is an “interested stockholder” of Caldera as defined in Section 203(c) of Delaware Law.

4.7 SEC Filings; Financial Statements.

(a) Synlogic has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act, or, in the case of any such filing not made on a timely basis, has otherwise complied with the applicable requirements of Rule 12b-25 under the Exchange Act and subsequently made such filing, since

January 1, 2023 (the “Synlogic SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Synlogic SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Synlogic SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Synlogic SEC Documents (collectively, the “Synlogic Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Synlogic SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Synlogic as of the respective dates thereof and the results of operations and cash flows of Synlogic for the periods covered thereby. Other than as expressly disclosed in the Synlogic SEC Documents filed prior to the date hereof, there has been no material change in Synlogic’s accounting methods or principles that would be required to be disclosed in Synlogic’s financial statements in accordance with GAAP. The books of account and other financial records of Synlogic and each of its Subsidiaries are true and complete in all material respects.

(c) Synlogic’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Synlogic, “independent” with respect to Synlogic within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Synlogic, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.

(d) Except as set forth on Section 4.7(d) of the Synlogic Disclosure Schedule, Synlogic has not received any comment letter from the SEC or the staff thereof since January 1, 2023. Synlogic has not disclosed any unresolved comments in the Synlogic SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Synlogic, the Synlogic Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Synlogic Disclosure Schedule, Synlogic is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of the OTC Pink.

(g) Synlogic maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Synlogic maintains records that in reasonable detail accurately and fairly reflect Synlogic’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Synlogic Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Synlogic’s assets that could have a material effect on Synlogic’s financial statements. Synlogic has evaluated the effectiveness of Synlogic’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Synlogic SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Synlogic has disclosed to Synlogic’s auditors and the Audit Committee of the Synlogic Board (and made available to Synlogic a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Synlogic’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Synlogic or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Synlogic SEC Documents filed prior to the date hereof, Synlogic’s internal control over financial reporting is effective and Synlogic has not identified any material weaknesses in the design or operation of Synlogic’s internal control over financial reporting.

(h) Synlogic’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Synlogic in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Synlogic’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Synlogic Certifications and such disclosure controls and procedures are effective. Synlogic has carried out an evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Synlogic Disclosure Schedule, since January 1, 2026 until the execution of this Agreement, Synlogic and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Synlogic Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Caldera pursuant to Section 6.2 (excluding subsections (v), (viii), (x) and (ix) of Section 6.2(b)) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Synlogic nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Synlogic Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Synlogic or its Subsidiaries since the date of the Synlogic Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Synlogic or any of its Subsidiaries under Synlogic Contracts, (d) Transaction Expenses and (e) Liabilities listed in Section 4.9 of the Synlogic Disclosure Schedule.

4.10 Title to Assets. Each of Synlogic and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Synlogic Balance Sheet and (b) all other tangible assets reflected in the books and records of Synlogic as being owned by Synlogic. All of such assets are owned or, in the case of leased assets, leased by Synlogic or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Synlogic nor any of its Subsidiaries owns or has ever owned any real property. Synlogic has made available to Caldera (a) an accurate and complete list of all real properties with respect to which Synlogic directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Synlogic or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Synlogic Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Synlogic Disclosure Schedule is an accurate, true and complete listing of all Synlogic Registered IP, including, as applicable, for each item (other than internet domain names) (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Synlogic Registered IP and the nature of such ownership interest, if any), (ii) jurisdiction, (iii) status, (iv) registration or application number, (v) filing date and (vi) registration, issuance or grant date. Section 4.12(a) of the Synlogic Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names in Synlogic Registered IP or with respect to which Synlogic or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Synlogic Registered IP is subsisting and in full force and effect and, to the Knowledge of Synlogic, all Synlogic Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Synlogic Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Synlogic Registered IP.

(b) Section 4.12(b) of the Synlogic Disclosure Schedule is a true, correct and complete listing of all Synlogic Contracts pursuant to which any Synlogic IP Rights are exclusively licensed to Synlogic or any of its Subsidiaries. To the Knowledge of Synlogic, each Synlogic Contract listed in Section 4.12(b) of the Synlogic Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Synlogic, its Subsidiaries and each other party thereto, and is enforceable against Synlogic, its Subsidiaries and each other party thereto in accordance with its terms. Neither Synlogic, any of its Subsidiaries, nor, to the Knowledge of Synlogic, any other party to any Synlogic Contract listed in Section 4.12(b) of the Synlogic Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Synlogic Contract listed in Section 4.12(b) of the Synlogic Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect.

(c) Section 4.12(c) of the Synlogic Disclosure Schedule is a true, correct and complete listing of each Synlogic Contract pursuant to which any Person, other than Synlogic or any of its Subsidiaries, has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Synlogic Owned IP Rights, other than Standard IP Contracts. To the Knowledge of Synlogic, each Synlogic Contract listed in Section 4.12(c) of the Synlogic Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Synlogic, its Subsidiaries and each other party thereto, and is enforceable against Synlogic, its Subsidiaries and each other party thereto in accordance with its terms. Neither Synlogic, its Subsidiaries nor, to the Knowledge of Synlogic, any other party to any Synlogic Contract listed in Section 4.12(c) of the Synlogic Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Synlogic Contract listed in Section 4.12(c) of the Synlogic Disclosure Schedule.

(d) Neither Synlogic nor any of its Subsidiaries is bound by, and no Synlogic IP Rights are subject to any Contract containing any covenant or other provision that in any way limits or restricts the ability of Synlogic or any of its Subsidiaries to use, exploit, assert, or enforce any Synlogic IP Rights anywhere in the world.

(e) (x) Synlogic or one of its Subsidiaries exclusively owns all right, title, and interest to and in all material Synlogic Owned IP Rights free and clear of any Encumbrances (other than Permitted Encumbrances) and (y) Synlogic owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Synlogic IP Rights currently used or practiced by Synlogic as of the date of this Agreement; provided, however, that the foregoing representation is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property rights of any Person.

(i) (A) To the Knowledge of Synlogic, all documents and instruments necessary to register or apply for or renew registration of Synlogic Registered IP owned by Synlogic or under the control of Synlogic have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority and (B) to the Knowledge of Synlogic, Synlogic has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Synlogic Registered IP that are due or payable as of the date of this Agreement owned by Synlogic or under the control of Synlogic, in each case (A) and (B), that are due or payable as of the date of this Agreement.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect, to the Knowledge of Synlogic each Person who is or was an employee, contractor or consultant of Synlogic or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Synlogic or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Synlogic or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Synlogic and its Subsidiaries.

(iii) To the Knowledge of Synlogic, no current or former member, officer, director, or employee of Synlogic or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Synlogic Owned IP Rights. To the Knowledge of Synlogic, no employee of Synlogic or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Synlogic or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Synlogic Owned IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Synlogic Owned IP Rights. To the Knowledge of Synlogic, there are no claims by any third party to any ownership interest in or Encumbrance (other than Permitted Encumbrances) on any of the Synlogic IP Rights and there are no inventorship disputes with respect to any of the Patents included in the Synlogic Registered IP.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Synlogic Owned IP Rights or, to the Knowledge of Synlogic, any Synlogic Licensed IP Rights. To the Knowledge of Synlogic, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Synlogic Owned IP Rights or, to the Knowledge of Synlogic, any Synlogic Licensed IP Rights.

(v) Synlogic and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Synlogic or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Synlogic nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Synlogic IP Rights to any other Person.

(vii) To the Knowledge of Synlogic, each item of Synlogic Registered IP has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Synlogic, each of the Patents included in the Synlogic Registered IP identifies each and every inventor of the claims thereof as determined to the extent required by and in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Synlogic, each of Synlogic and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Synlogic Registered IP for which Synlogic or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Synlogic, the Synlogic IP Rights constitute all Intellectual Property that is material to or necessary for Synlogic or any of its Subsidiaries to conduct its business as currently conducted as of the date of this Agreement; provided, however, that the foregoing representation is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property rights of any Person.

(f) Reserved.

(g) To the Knowledge of Synlogic, the conduct of the business of Synlogic as has been conducted since January 1, 2023 and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Synlogic or any of its Subsidiaries, (i) has not violated and does not presently violate, any Synlogic IP Rights Agreement in any material respect, and (ii) to the Knowledge of Synlogic, has not materially infringed, misappropriated, or otherwise violated, and does not materially infringe, misappropriate or otherwise violate, any valid and issued Patents or other valid Intellectual Property rights of any other Person. To the Knowledge of Synlogic, since January 1, 2023, no Person has engaged in the unauthorized use of, or has infringed, misappropriated, or otherwise violated any Patents within the Synlogic Owned IP Rights, or otherwise violated any Synlogic IP Rights Agreement.

(h) As of the date of this Agreement and since January 1, 2023, neither Synlogic nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Synlogic, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Synlogic Owned IP Rights. None of the Synlogic Registered IP have been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Synlogic, all Synlogic IP Rights are in full force and effect. Neither Synlogic nor any of its Subsidiaries have received any written notice asserting that any Synlogic IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the Intellectual Property rights of any other Person or that Synlogic or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person.

(i) To the Knowledge of Synlogic, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Synlogic or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Synlogic Material Adverse Effect. To the Knowledge of Synlogic, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Synlogic or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Synlogic in accordance with GAAP.

(j) Except as would not reasonably be expected to have an Synlogic Material Adverse Effect, (A) neither Synlogic nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Synlogic or any of its Subsidiaries, taken as a whole and (B) neither Synlogic nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Synlogic of its obligations hereunder conflict or will conflict with, alter or impair any of Synlogic’s rights in, to and under any material Synlogic IP Rights or the validity, enforceability, priority, scope or duration of any material Synlogic IP Rights. Without limiting the foregoing, to the Knowledge of Synlogic, neither Synlogic nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other Person of any license or other right to or in any Synlogic IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Synlogic IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Synlogic or the Synlogic Merger Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Synlogic IP Rights or portion thereof or (iv) result in Synlogic or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Synlogic IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Synlogic Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Other than Excepted Contracts, Section 4.13 of the Synlogic Disclosure Schedule lists the following Synlogic Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Synlogic Material Contract” and collectively, the “Synlogic Material Contracts”):

(i) each Synlogic Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Synlogic Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $100,000;

(iii) each Synlogic Contract with any Synlogic Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Synlogic Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Synlogic Contract containing (A) any covenant limiting the freedom of Synlogic or any of its Subsidiaries (or, after the Closing Date, Parent or any of its Subsidiaries) to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Parent’s or any of its Subsidiaries’ (or, after the Closing Date, Caldera’s or any of its Subsidiaries’) products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision (excluding such provisions to the extent they provide for non-solicitation of employees, consultants or individual independent contractors);

(vi) each Synlogic Contract (A) pursuant to which any Person granted Synlogic or any of its Subsidiaries an exclusive license under any Intellectual Property, or (B) pursuant to which Synlogic or any of its Subsidiaries granted any Person an exclusive license under any Synlogic IP Rights;

(vii) each Synlogic Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Synlogic Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(ix) each Synlogic Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Synlogic or any loans or debt obligations with officers or directors of Synlogic;

(x) each Synlogic Contract that is: (A) a dealer or distribution Contract (identifying any that contain exclusivity provisions), (B) any Contract pursuant to which Synlogic or any of its Subsidiaries transfers, or grants a license under, any material Synlogic IP Rights for the right to develop, manufacture, commercialize or sell a product or service (except to the extent such grant is for the benefit of Synlogic or any of its Subsidiaries), (C) a joint marketing, alliance, joint venture, collaborative development or other similar Contract under which Synlogic or any of its Subsidiaries has continuing obligations to develop or commercialize any product, technology or service, or to develop any Intellectual Property, in each case that will not be owned, in whole or in part, by Synlogic or such Subsidiary or (D) a Contract containing a license under any Patent, Trademark or copyright registration to any third party to manufacture or produce any product, service or technology of Synlogic or any of its Subsidiaries (except to the extent such license is granted by Synlogic or any of its Subsidiaries to its service providers for provision of goods or services to Synlogic or any of its Subsidiaries) or any Contract to sell, distribute or commercialize any products or service of Synlogic or any of its Subsidiaries, in case of clause (D), except for Synlogic Contracts entered into in the Ordinary Course of Business;

(xi) each Synlogic Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Synlogic or any of its Subsidiaries in connection with the Contemplated Transactions;

(xii) each Synlogic Contract to which Synlogic or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves recurring annual obligations of payment by, or recurring annual payments to, Synlogic or such Subsidiary in excess of $100,000;

(xiii) a Synlogic Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Synlogic Disclosure Schedule; or

(xv) any other Synlogic Contract that is not terminable at will (with no penalty or payment and with no more than 90 days’ notice) by Synlogic or any of its Subsidiaries, and that includes an express obligation for payment or receipt by Synlogic or such Subsidiary after the date of this Agreement under any such obligation of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, other than Synlogic Contracts for provision of legal or accounting services.

(b) Synlogic has delivered or made available to Caldera accurate and complete copies of all Synlogic Material Contracts, including all amendments thereto. There are no Synlogic Material Contracts that are not in written form. Neither Synlogic nor any of its Subsidiaries has, nor, to the Knowledge of Synlogic as of the date of this Agreement, has any other party to a Synlogic Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any such Synlogic Material Contract in such manner as would permit any other party to cancel or terminate any such Synlogic Material Contract, or would permit any other party to seek material damages thereunder. As to Synlogic and its Subsidiaries, as of the date of this Agreement, each Synlogic Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Synlogic Material Contract to change, any material amount paid or payable to Synlogic or any of its Subsidiaries under any Synlogic Material Contract or any other material term or provision of any Synlogic Material Contract.

4.14 Absence of Certain Agreements. As of the date hereof, neither Parent, Caldera Merger Sub and Synlogic Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of Synlogic would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Synlogic Merger Shares or pursuant to which any stockholder of Synlogic has agreed to vote to adopt this Agreement or, other than the Synlogic Stockholder Support Agreements, has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of Synlogic or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent, Caldera Merger Sub and Synlogic Merger Sub in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Synlogic Stockholder Support Agreements and the Caldera Stockholder Support Agreements, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Synlogic’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of Parent, Synlogic or any of their Subsidiaries or, following the Synlogic Effective Time, the Synlogic Merger Surviving Corporation or any of its Subsidiaries. None of Parent, Caldera Merger Sub and Synlogic Merger Sub (or any of their respective Affiliates) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Synlogic or any of its Subsidiaries in connection with the Mergers.

4.15 Compliance; Permits; Restrictions.

(a) Synlogic and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws, including the FDCA, the PHSA, FDA regulations adopted thereunder or any other applicable Law administered or enforced by the FDA or other Drug Regulatory Agency. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Synlogic, threatened against Synlogic or any of its Subsidiaries. There is no agreement or Order binding upon Synlogic or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Synlogic or any of its Subsidiaries, any acquisition of material property by Synlogic or any of its Subsidiaries or the conduct of business by Synlogic or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Synlogic’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Synlogic and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Synlogic as currently conducted (collectively, the “Synlogic Permits”). Section 4.15(b) of the Synlogic Disclosure Schedule identifies each Synlogic Permit. Each of Synlogic and its Subsidiaries is in material compliance with the terms of the Synlogic Permits. No Legal Proceeding is pending or, to the Knowledge of Synlogic, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Synlogic Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Synlogic, threatened in writing with respect to an alleged material violation by Synlogic or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, or any other applicable Law administered or enforced by a Drug Regulatory Agency.

(d) Each of Synlogic and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Synlogic as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Synlogic Product Candidates”) (collectively, the “Synlogic Regulatory Permits”) and no such Synlogic Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in the case of each of (i) and (ii) by a Drug

Regulatory Agency. Synlogic has timely maintained and is in compliance in all material respects with the Synlogic Regulatory Permits and neither Synlogic nor any of its Subsidiaries has, since January 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Synlogic Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Synlogic Regulatory Permit.

(e) As of the date of this Agreement, all clinical, non-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Synlogic or its Subsidiaries, in which Synlogic or its Subsidiaries or their respective product candidates, including the Synlogic Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards, and the protection of human subjects. Other than as set forth on Section 4.15(e) of the Synlogic Disclosure Schedule, neither Synlogic nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Synlogic, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Synlogic or any of its Subsidiaries or in which Synlogic or any of its Subsidiaries or its current product candidates, including the Synlogic Product Candidates, have participated.

(f) Neither Synlogic nor any of its Subsidiaries, and, to the Knowledge of Synlogic, any contract manufacturer in relation to its activities with respect to any Synlogic Product Candidate, is the subject of any pending or, to the Knowledge of Synlogic, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Synlogic, neither Synlogic nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Synlogic Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Synlogic’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Synlogic, any of its Subsidiaries, and to the Knowledge of Synlogic, any contract manufacturer in relation to its activities with respect to any Synlogic Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Synlogic, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Synlogic’s or its Subsidiaries’ business or Synlogic Product Candidates are pending or threatened against Synlogic, any of its Subsidiaries, and to the Knowledge of Synlogic, any contract manufacturer in relation to its activities with respect to any Synlogic Product Candidate, or any of its respective officers, employees or agents. Neither Synlogic nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Synlogic, for the benefit of, Synlogic or its Subsidiaries in connection with any Synlogic Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Synlogic or its Subsidiaries, and to the Knowledge of Synlogic, no manufacturing site of a contract manufacturer or laboratory, with respect to any Synlogic Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since

January 1, 2023, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any other applicable Law, and, to the Knowledge of Synlogic, neither the FDA nor any other Governmental Authority is considering such action.

4.16 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Synlogic, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Synlogic or any of its Subsidiaries or any Synlogic Associate (in his or her capacity as such) or any of the material assets owned or used by Synlogic or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Synlogic or any of its Subsidiaries, or any of the material assets owned or used by Synlogic or any of its Subsidiaries is subject. To the Knowledge of Synlogic, no officer or other Key Employee of Synlogic or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Synlogic or any of its Subsidiaries or to any material assets owned or used by Synlogic or any of its Subsidiaries.

4.17 Tax Matters.

(a) Each of Synlogic and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Synlogic or any of its Subsidiaries does not file a particular type of Tax Return that Synlogic or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All income Taxes and any other material amounts of Taxes due and owing by Synlogic and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Synlogic and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Synlogic Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Synlogic Balance Sheet. Since the date of the Synlogic Balance Sheet, neither Synlogic nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Synlogic and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Synlogic or any of its Subsidiaries.

(e) No deficiencies for income Taxes or any other material amount of Taxes with respect to Synlogic or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of a material amount of Taxes of Synlogic or any of its Subsidiaries. Neither Synlogic nor any of its Subsidiaries has waived any statute of limitations in respect of any income Taxes or other material Taxes or agreed to any extension of time with respect to any income Tax or other material Tax assessment or deficiency, which waiver or extension is still in effect.

(f) Neither Synlogic nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Synlogic nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Synlogic). Neither Synlogic nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Synlogic) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Within the past two (2) years, neither Synlogic nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Synlogic nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Synlogic nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed at or prior to the Closing; (iii) installment sale or open transaction disposition made at or prior to the Closing; (iv) prepaid amount, advance payments or deferred revenue received or accrued at or prior to the Closing; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 4.17(k) of the Synlogic Disclosure Schedule sets forth the entity classification of Synlogic and each of its Subsidiaries for U.S. federal income tax purposes. Neither Synlogic nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Synlogic nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Synlogic, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(m) For purposes of this Section 4.17, each reference to Synlogic or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Synlogic or any of its Subsidiaries.

4.18 Employee and Labor Matters; Benefit Plans.

(a) Section 4.18(a) of the Synlogic Disclosure Schedule contains a complete and accurate list of all Synlogic employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable

(b) Section 4.18(b) of the Synlogic Disclosure Schedule contains a complete and accurate list as of the date hereof of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Synlogic and classified by Synlogic as other than employees, or compensated other than through wages paid by Synlogic through Synlogic’s payroll department (“Synlogic Contingent Workers”), showing for each Synlogic Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c) Neither Synlogic nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Synlogic Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Synlogic, purporting to represent or seeking to represent any Synlogic Associates, including through the filing of a petition for representation election.

(d) Section 4.18(d) of the Synlogic Disclosure Schedule lists all material Synlogic Employee Plans.

(e) As applicable with respect to each material Synlogic Employee Plan, Synlogic has made available to Caldera, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f) Each Synlogic Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Synlogic, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Synlogic Employee Plan or the Tax exempt status of any related trust.

(g) Each Synlogic Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Synlogic, threatened with respect to any Synlogic Employee Plan. All material payments and/or contributions required to have been made with respect to all Synlogic Employee Plans have been made or accrued on the financial statements of Synlogic in accordance with the terms of the applicable Synlogic Employee Plan and applicable Law and neither Synlogic nor any Synlogic ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Synlogic Employee Plan.

(h) Neither Synlogic, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Synlogic Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j) No Synlogic Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k) Each Synlogic Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code, and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Synlogic Associate as a result of the operation of Section 409A of the Code.

(l) Synlogic and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect, there are no, and since January 1, 2023 there have been no, Legal Proceedings pending or, to the Knowledge of Synlogic, threatened against Synlogic or any of its Subsidiaries relating to any labor or employment matters or any Synlogic Associate. Synlogic is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Since January 1, 2023, (i) Synlogic has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Synlogic or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n) Since January 1, 2023, there has not been, nor to the Knowledge of Synlogic has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Synlogic or its Subsidiaries.

(o) There is no contract, agreement, plan or arrangement to which Synlogic or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Synlogic Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Except as set forth in Section 4.18(p) of the Synlogic Disclosure Schedules, none of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) will result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to a Synlogic Associate, (ii) increase in any benefits or the compensation payable under any Synlogic Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Synlogic or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Synlogic Merger Surviving Corporation, to merge, amend, terminate or transfer any Synlogic Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

4.19 Environmental Matters. Since January 1, 2023, Synlogic and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Synlogic of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Synlogic Material Adverse Effect. Neither Synlogic nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Synlogic or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Synlogic, there are no circumstances that may prevent or interfere with Synlogic’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Synlogic Material Adverse Effect. To the Knowledge of Synlogic: (a) no current or prior owner of any property leased or controlled by Synlogic or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Synlogic or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Synlogic or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Synlogic nor any of its Subsidiaries has any material Liability under any Environmental Law.

4.20 Insurance. Synlogic has made available to Caldera accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Synlogic and its Subsidiaries. Each of such insurance policies is in full force and effect and Synlogic and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Synlogic nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Synlogic and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Synlogic or such Subsidiary for which Synlogic or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Synlogic or any of its Subsidiaries of its intent to do so.

4.21 Transactions with Affiliates. Except as set forth in the Synlogic SEC Documents filed prior to the date of this Agreement, since the date of Synlogic’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Synlogic pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been reported.

4.22 No Financial Advisors. Except as set forth on Section 4.22 of the Synlogic Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Synlogic.

4.23 Valid Issuance; No Bad Actor. The Parent Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Synlogic, as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Synlogic or, to Synlogic’s Knowledge, any Synlogic Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.24 Privacy and Data Security.

(a) Synlogic and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Synlogic Contracts relating to privacy, data security, collection or use of Personal Information of any individuals that interact with Synlogic or any of its Subsidiaries in connection with the operation of Synlogic’s and its Subsidiaries’ business, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect. To the Knowledge of Synlogic, Synlogic has implemented and maintains commercially reasonable written policies and procedures (“Synlogic Privacy Policies”), satisfying the requirements of applicable Privacy Laws and Synlogic Contracts, concerning the privacy, data security, collection and use of Personal Information and has complied with the same, except for such noncompliance that has not to the Knowledge of Synlogic had, and would not reasonably be expected to have, individually or in the aggregate, a Synlogic Material Adverse Effect. To the Knowledge of Synlogic, as of the date hereof, no claims have been asserted or threatened against Synlogic by any Person alleging a violation of Privacy Laws, Synlogic Privacy Policies and/or the applicable terms of any Synlogic Contracts relating to data privacy, security, collection or use of Personal Information of any individuals and Synlogic has not received written notice of any of the same. To the Knowledge of Synlogic, there have been no data security incidents, personal data breaches or incidents related to Personal Information or Synlogic data in the custody or control of Synlogic or any service provider acting on behalf of Synlogic, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Synlogic Contract.

(b) The information technology assets and equipment of Synlogic and its Subsidiaries (collectively, “Synlogic IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Synlogic and its Subsidiaries as currently conducted, and to the Knowledge of Synlogic, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Synlogic and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards designed to protect Personal Information processed by or on behalf of Synlogic and its Subsidiaries, any other material confidential information and the security of Synlogic IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person.

4.25 No Other Representations or Warranties. Synlogic and its Subsidiaries hereby acknowledge and agree that, except for the representations and warranties contained in this Agreement, neither Caldera nor any of its Subsidiaries nor any other person on behalf of Caldera or its Subsidiaries makes any express or implied representation or warranty with respect to Caldera or its Subsidiaries or with respect to any other information provided to Synlogic, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Caldera set forth in Article III (in each case as qualified and limited by the Caldera Disclosure Schedule)) none of Synlogic, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Caldera and Synlogic as follows:

5.1 Due Organization. Parent is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

5.2 Authority; Binding Nature of Agreement. Parent has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Parent) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that its stockholder vote to approve the Mergers. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Synlogic, Caldera, Synlogic Merger Sub and Caldera Merger Sub, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

5.3 No Vote of Parent Stockholders; Required Approval. The vote or Consent of Synlogic as the sole stockholder of Parent is the only vote or consent of the holders of any class or series of capital stock of Parent necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

5.4 Litigation. There are no Legal Proceedings pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to be material to Parent. Parent is not subject to any Order.

5.5 Absence of Certain Agreements. As of the date hereof, other than the Caldera Stockholder Support Agreements, the Synlogic Stockholder Support Agreements and the Securities Purchase Agreement, neither Parent nor any of its respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Synlogic would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Synlogic Merger Shares or pursuant to which any stockholder of the Synlogic has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of the Synlogic or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Caldera Stockholder Support Agreements, the Synlogic Stockholder Support Agreements, the Lock-Up Agreement and the Securities Purchase Agreement, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Synlogic and Parent or any of their respective Affiliates, on the one hand, and any member of the Synlogic’s management or directors, on the other hand, that relate in any way to, or are in connection with, the Contemplated Transactions or the operations of the Parent, Synlogic or any of their Subsidiaries or, following the Synlogic Effective Time, the Synlogic Merger Surviving Corporation or any of its Subsidiaries. None of Parent nor any of its Affiliates (which for this purpose will be deemed to include each direct investor in Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Synlogic or any of its Subsidiaries in connection with the Mergers.

5.6 Stock Ownership. Parent does not own any shares of capital stock of Caldera. None of Parent nor any of its respective Affiliates is an “interested stockholder” of Caldera as defined in Section 203(c) of Delaware Law.

5.7 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Contemplated Transactions, for which Caldera or Synlogic or any of their Subsidiaries would be liable.

5.8 Parent Information. The written information supplied or to be supplied by Parent specifically for inclusion in the Synlogic Proxy Statement will not, at the time the Synlogic Proxy Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the stockholders of the Synlogic, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VI

COVENANTS

6.1 Conduct of Caldera’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Synlogic shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Synlogic Effective Time (the “Pre-Closing Period”), Caldera shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Caldera Material Contracts.

(b) Except (A) as expressly contemplated or permitted by this Agreement, (B) as set forth in Section 6.1(b) of the Caldera Disclosure Schedule, (C) as required by applicable Law or (D) with the prior written consent of Synlogic (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Caldera shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Caldera or any of its Subsidiaries, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except for the Caldera Preferred Stock Conversion, the Concurrent Financing, and the issuance of securities under this Agreement, take any action with respect to any equity interests of Caldera or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Caldera Capital Stock or the securities of any Subsidiary of Caldera;

(vi) create or otherwise incur any Encumbrance on any material asset of Caldera or any of its Subsidiaries, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than trade payables in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.13 of the Caldera Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Caldera or any of its Subsidiaries than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 3.13 of the Caldera Disclosure Schedule if such Contract were in effect as of the date of this Agreement (it being understood that (A) the entry of any such Contract in the Ordinary Course of Business shall be permitted so long as such Contract does not contains terms of the type described in clauses (v) or (vi) of Section 3.13(a) and (B) Caldera may enter into securities purchase agreements to issue shares of Caldera Common Stock in the Concurrent Financing immediately prior to the Caldera Effective Time at a per share price that is not less than the per share price provided in the Securities Purchase Agreement and on terms and conditions substantially similar to the terms and conditions of the Securities Purchase Agreement);

(x) except as required by any Caldera Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Caldera Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $250,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Caldera and its Subsidiaries, (ii) grant or pay any bonuses to any Caldera Associate (other than pursuant to existing bonus programs or arrangements set forth on Section 3.17(a) of the Caldera Disclosure Schedules), (iii) establish, enter into or adopt any new material Caldera Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Caldera Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Caldera and its Subsidiaries or the Surviving Corporation, any existing Caldera Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Caldera Associate, (iv) grant to any Caldera Associate any right to receive, or pay to any Caldera Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Caldera Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards other than in the Ordinary Course of Business to newly hired employees or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Caldera Associate except that in each case for (i) through (vii) in this Section 6.1(b)(x), Caldera shall be permitted to take any action as set forth herein in the Ordinary Course of Business;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Caldera or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Caldera following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Caldera or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Caldera or any of its Subsidiaries; or

(xvii) agree or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent or Synlogic, directly or indirectly, the right to control or direct the operations of Caldera prior to the Caldera Effective Time. Prior to the Caldera Effective Time, Caldera shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.2 Conduct of Synlogic’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Caldera shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Synlogic shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Synlogic Material Contracts.

(b) Except (A) as expressly contemplated or permitted by this Agreement, (B) as set forth in Section 6.2(b) of the Synlogic Disclosure Schedule, (C) as required by applicable Law or (D) with the prior written consent of Caldera (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Synlogic shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) except in connection with the Annual Meeting Synlogic Stockholder Vote or the Synlogic Reverse Stock Split, amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets (other than Intellectual Property) of Synlogic or any of its Subsidiaries, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except in connection with the Synlogic Reverse Stock Split and the issuance of securities under this Agreement, take any action with respect to any equity interests of Synlogic or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Synlogic Common Stock or the securities of any Subsidiary of Synlogic;

(vi) create or otherwise incur any Encumbrance on any material asset of Synlogic or any of its Subsidiaries, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than trade payables in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Synlogic Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Synlogic or any of its Subsidiaries than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 4.13 of the Synlogic Disclosure Schedule if such Contract were in effect as of the date of this Agreement;

(x) except as required by any Synlogic Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Synlogic Associate, (ii) grant or pay any bonuses to any Synlogic Associate (other than pursuant to existing bonus programs or arrangements set forth on Section 4.18(a) of the Synlogic Disclosure Schedules), (iii) establish, enter into or adopt any new Synlogic Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Synlogic Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Synlogic and its Subsidiaries or the Surviving Corporation, any existing Synlogic Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Synlogic Associate, (iv) grant to any Synlogic Associate any right to receive, or pay to any Synlogic Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Synlogic Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Synlogic Associate;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Synlogic or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Synlogic following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Synlogic or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Synlogic or any of its Subsidiaries; or

(xvii) agree or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Caldera, directly or indirectly, the right to control or direct the operations of Synlogic prior to the Synlogic Effective Time. Prior to the Synlogic Effective Time, Synlogic shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.3 Conduct of Parent’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Caldera shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law.

(b) Except (A) as expressly contemplated or permitted by this Agreement, (B) as required by applicable Law or (C) with the prior written consent of Caldera (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) sell, lease, license or otherwise dispose of any material assets of Parent, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(ii) take any action with respect to any equity interests of Parent or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iii) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;

(iv) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Parent Common Stock or the securities of any Subsidiary of Parent;

(v) create or otherwise incur any Encumbrance on any material asset of Parent or any of its Subsidiaries, other than Permitted Encumbrances;

(vi) make any loans, advances or capital contributions to, or investments in, any Person other than trade payables in the Ordinary Course of Business;

(vii) enter into any Contract;

(viii) hire or terminate any employees;

(ix) settle any material Legal Proceeding involving Parent or relating to the transactions contemplated by this Agreement;

(x) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Parent following the Closing;

(xi) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xii) make any material change in any method of financial accounting or financial accounting practice of Parent or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xiii) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Parent or any of its Subsidiaries; or

(xiv) agree or commit to do any of the foregoing.

6.4 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable written notice, Synlogic, on the one hand, and Caldera, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet (with virtual meeting sufficient), during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) promptly provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Synlogic or Caldera pursuant to this Section 6.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 6.4, no access or examination contemplated by this Section 6.4 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which such Party is bound, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

6.5 No Solicitation.

(a) Each of Synlogic and Caldera agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person or group (other than in a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (vii) release any Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (viii) publicly propose to do any of the following.

(b) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Synlogic Stockholder Approval, Synlogic may furnish nonpublic information regarding Synlogic and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Synlogic Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Synlogic nor any Representative of Synlogic shall have breached this Section 6.5 in any material respect, (B) the Synlogic Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Synlogic Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Synlogic receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Synlogic furnishes such nonpublic information to Caldera (to the extent such information has not been previously furnished by Synlogic to Caldera). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.5 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.5 by such party for purposes of this Agreement.

(c) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Caldera Stockholder Approval, Caldera may furnish nonpublic information regarding Caldera and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Caldera Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Caldera nor any Representative of Caldera shall have breached this Section 6.5 in any material respect, (B) the Caldera Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Caldera Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Caldera receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Caldera furnishes such nonpublic information to Synlogic (to the extent such information has not been previously furnished by Caldera to Synlogic).

(d) If any Party or any Representative of such Party receives an unsolicited Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other Party in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and either a copy of such Acquisition Proposal if in writing or, if not, a written summary of the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto, and shall promptly provide the other Party with copies of any draft agreements related thereto delivered to (or by) such Party to the person making such Acquisition Proposal or Acquisition Inquiry.

(e) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

6.6 Notification of Certain Matters. During the Pre-Closing Period, each of Caldera, on the one hand, and Synlogic, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (ii) any non-compliance with any Law is alleged or any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, in each case, in such person’s capacity as such, (iii) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (iv) the failure of such Party to timely comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII impossible or materially less likely or could otherwise materially impact the consummation of the Contemplated Transactions. No such notice shall be deemed to supplement or amend the Caldera Disclosure Schedule or the Synlogic Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Caldera or Synlogic in this Agreement or (B) determining whether any condition set forth in Article VIII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.6, or any delay in providing such notice, shall not be deemed to be a breach for purposes of Section 8.2(b) or 8.3(b), as applicable, unless such delay or failure to provide such notice was results in material prejudice to the another Party.

6.7 Synlogic ESPP. As soon as reasonably practicable following the date of this Agreement, the Synlogic Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following as of the date hereof under the Synlogic ESPP and (b) the Synlogic ESPP will be terminated effective on the day prior to the Closing Date.

6.8 Concurrent Financing.

(a) Subject to the terms and conditions of this Agreement, Caldera shall use commercially reasonable efforts to obtain the Concurrent Financing on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent Financing as described in the Securities Purchase Agreement. Caldera shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement without the prior written consent of Synlogic (not to be unreasonably withheld, conditioned or delayed). Caldera shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver or replacement.

(b) Caldera shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.

(c) Caldera shall give the other Parties prompt notice (i) of any breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent Financing of which Caldera becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent Financing of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent Financing or (y) material dispute or disagreement relating to the Concurrent Financing with respect to the obligation to fund the Concurrent Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason Caldera believes in good faith that it will not be able to obtain all or any portion of the Concurrent Financing on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent Financing. Caldera shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (but in any event, no later than August 31, 2026 (the “Filing Deadline”), Parent and Synlogic in cooperation with Caldera, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement relating to the Required Synlogic Stockholder Meeting to be held in connection with the Mergers (together with any amendments thereof or supplements thereto, the “Synlogic Proxy Statement”) shall be included as a prospectus (the Synlogic Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Mergers (including, for the avoidance of doubt, shares of Parent Common Stock issued in exchange for shares of Caldera Common Stock issued in the Concurrent Financing). Each of Parent, Synlogic and Caldera shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Mergers. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Synlogic Proxy Statement.

(b) Parent and Synlogic each covenant and agree that the Registration Statement (and the letter to stockholders included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and Delaware Law, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Caldera covenants and agrees that the information supplied by or on behalf of Caldera, concerning itself, to Parent and Synlogic for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, none of Parent, Synlogic or Caldera makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Synlogic shall use commercially reasonable efforts to cause the Synlogic Proxy Statement to be filed with the SEC and mailed to Synlogic’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Closing (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to Parent and Synlogic stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Each of Parent and Synlogic shall promptly notify Caldera if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuance in connection with the Mergers for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to Caldera copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) Caldera shall reasonably cooperate with Parent and Synlogic and provide, and cause its Representatives to provide, Parent, Synlogic and their Representatives, with all true, correct and complete information regarding Caldera and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting their respective obligations in Section 6.6, each of Synlogic and Caldera will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of their respective independent accounting firms, on or before the date on which the Registration Statement and each amendment thereof, if any, is filed with the SEC, that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement (and reasonably satisfactory in form and substance to Parent).

(f) Caldera and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without Caldera and its legal counsel having been given reasonable opportunity to review and comment on such filing of, or amendment or supplement to, the Registration Statement.

7.2 Caldera Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Caldera shall prepare, with the cooperation of Synlogic, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Synlogic Proxy Statement, and the Caldera Stockholder Written Consent, in order to solicit the approval of Caldera’s stockholders, including but not limited to Caldera’s stockholders sufficient for the Required Caldera Stockholder Approval in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, and (ii) acknowledging that the approval given thereby is irrevocable. Caldera shall use its reasonable best efforts to cause Caldera’s stockholders sufficient for the Required Caldera Stockholder Approval to execute and deliver to Caldera the Caldera Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Caldera Stockholder Written Consent, Caldera shall deliver a copy of the duly executed Caldera Stockholder Written Consent to Synlogic. Under no circumstances shall Caldera assert that any other approval or Consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. In connection with the Caldera Stockholder Written Consent, Caldera shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Caldera.

(b) Caldera agrees that, subject in all respects to Section 7.2(c): (i) the Caldera Board shall use commercially reasonable efforts to solicit stockholder approval within the timeframe set forth in Section 7.2(a) (the recommendation of the Caldera Board that Caldera’s stockholders vote to adopt and approve this Agreement being referred to as the “Caldera Board Recommendation”) and (ii) the Caldera Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Caldera Board shall not publicly propose to withhold, amend, withdraw or modify the Caldera Board Recommendation) in a manner adverse to Parent or Synlogic, and no resolution by the Caldera Board or any committee thereof to withdraw or modify the Caldera Board Recommendation in a manner adverse to Parent or Synlogic or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Caldera Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.2(b), and subject to compliance with Section 6.5 and Section 7.2, at any time prior to the receipt of the Required Caldera Stockholder Approval, (i) if Caldera receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances that was not known or reasonably foreseen to the Caldera Board or any committee thereof on the date of this Agreement (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Caldera meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Caldera that occurs or arises after the date of this Agreement (a “Caldera Intervening Event”), the Caldera Board may make a Caldera Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Caldera Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Caldera has, and has caused its financial advisors and outside legal counsel to, during the Caldera Notice Period, negotiate with Synlogic in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Synlogic desires to negotiate) and (3) if after Synlogic shall have delivered to Caldera an irrevocable written offer to alter the terms or conditions of this Agreement during the Caldera Notice Period, the Caldera Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Caldera Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Synlogic receives written notice from Caldera confirming that the Caldera Board has determined to change its recommendation at least four (4) Business Days in advance of the Caldera Board Adverse Recommendation Change (the “Caldera Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Caldera Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Caldera Notice Period, Synlogic shall be entitled to deliver to Caldera one or more counterproposals to such Acquisition Proposal and Caldera will, and cause its Representatives to, negotiate with Synlogic in good faith (to the extent Synlogic desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Caldera’s stockholders would receive as a result of such potential Superior Offer), Caldera shall be required to provide Synlogic with notice of such material amendment and the Caldera Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Caldera Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 7.2(c) and the Caldera Board shall not make a Caldera Board Adverse Recommendation Change prior to the end of such Caldera Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Caldera Intervening Event, Caldera promptly notifies Synlogic, in writing, within the Caldera Notice Period before making a Caldera Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Caldera Board intends to make a Caldera Board Adverse Recommendation Change.

7.3 Synlogic Stockholder Meeting.

(a) Synlogic shall take all action necessary under applicable Law to call, give notice of and hold a meeting (such meeting, the “Synlogic Stockholder Meeting”) of the holders of Synlogic Common Stock to consider the Synlogic Stockholder Matters. The Synlogic Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Synlogic shall take reasonable measures to ensure that all proxies solicited in connection with the Synlogic Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Synlogic Stockholder Meeting, or a date preceding the date on which the Synlogic Stockholder Meeting is scheduled, Synlogic reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Synlogic Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Synlogic Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Synlogic Stockholder Meeting, Synlogic may postpone or adjourn, or make one or more successive postponements or adjournments of, the Synlogic Stockholder Meeting, each not to exceed ten (10) calendar days, as long as the date of the Synlogic Stockholder Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments.

(b) Synlogic agrees that, subject in all respects to Section 7.3(c), (i) the Synlogic Board shall recommend that the holders of Synlogic Common Stock approve the Synlogic Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above,

(ii) the Proxy Statement shall include a statement to the effect that the Synlogic Board recommends that Synlogic’s stockholders vote to approve the Synlogic Stockholder Matters (the recommendation of the Synlogic Board being referred to as the “Synlogic Board Recommendation”) and (iii) the Synlogic Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Synlogic Board shall not publicly propose to withhold, amend, withdraw or modify the Synlogic Board Recommendation) in a manner adverse to Caldera, and no resolution by the Synlogic Board or any committee thereof to withdraw or modify the Synlogic Board Recommendation in a manner adverse to Caldera or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Synlogic Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.5 and Section 7.3, at any time prior to the approval of the Synlogic Stockholder Matters by the Required Synlogic Stockholder Approval, (i) if Synlogic receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances that was not known or reasonably foreseen to the Synlogic Board or any committee thereof on the date of this Agreement (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Synlogic meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Synlogic that occurs or arises after the date of this Agreement (a “Synlogic Intervening Event”), the Synlogic Board may make a Synlogic Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Synlogic Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Synlogic has, and has caused its financial advisors and outside legal counsel to, during the Synlogic Notice Period, negotiate with Caldera in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Caldera desires to negotiate) and (3) if after Caldera shall have delivered to Synlogic an irrevocable written offer to alter the terms or conditions of this Agreement during the Synlogic Notice Period, the Synlogic Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Synlogic Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Caldera receives written notice from Synlogic confirming that the Synlogic Board has determined to change its recommendation at least four (4) Business Days in advance of the Synlogic Board Adverse Recommendation Change (the “Synlogic Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Synlogic Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Synlogic Notice Period, Caldera shall be entitled to deliver to Synlogic one or more counterproposals to such Acquisition Proposal and Synlogic will, and cause its Representatives to, negotiate with Caldera in good faith (to the extent Caldera desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Synlogic’s stockholders would receive as a result of such potential Superior Offer), Synlogic shall be required to provide Caldera with notice of such material amendment and the Synlogic Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Synlogic Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Synlogic Board shall not make a Synlogic Board Adverse Recommendation Change prior to the end of such Synlogic Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Synlogic Intervening Event, Synlogic promptly notifies Caldera, in writing, within the Synlogic Notice Period before making a Synlogic Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Synlogic Intervening Event and that the Synlogic Board intends to make a Synlogic Board Adverse Recommendation Change.

(d) Reserved.

(e) Nothing contained in this Agreement shall prohibit Synlogic or the Synlogic Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Synlogic or the Synlogic Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Synlogic is unable to take a position with respect to the bidder’s tender offer unless the Synlogic Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, further that Synlogic shall provide Caldera with a reasonable opportunity to review any such disclosure prior to the making thereof (to the extent practicable) and shall consider in good faith any comments from Caldera with respect thereto (it being understood that any Synlogic Board Adverse Recommendation Change shall be subject to Section 7.3(c)).

7.4 Efforts; Regulatory Approvals; Transaction Litigation.

(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Contemplated Transactions.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents (if any) required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the transactions contemplated hereby, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Synlogic or Caldera, as applicable (hereinafter, the “Transaction Litigation Party”), shall give the other Party prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Authority, or any Legal Proceeding initiated, or threatened in writing against the Transaction Litigation Party and/or its directors or officers relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings or correspondence with respect thereto) and keep the other Party reasonably informed with respect to the status thereof. The Transaction Litigation Party shall, on behalf of the Parties hereto, control and lead all communications and strategy relating to any Transaction Litigation. The Transaction Litigation Party will (i) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the other Party’s advice with respect to such Transaction Litigation and (iv) not settle or consent or agree to settle or compromise any Transaction Litigation without the other Party’s prior written consent and no such settlement shall (A) impose any liability or obligation on Caldera, Synlogic or Parent, (B) affect the consideration or timing of the Closing, or (C) include any admission of wrongdoing by Caldera, Synlogic or Parent, in each case without such Party’s prior written consent. Without otherwise limiting the rights of current or former directors and officers of the Transaction Litigation Party with regard to the right to counsel, following the Synlogic Effective Time, current or former directors and officers of the Transaction Litigation Party with rights to indemnification as described in Section 7.6 shall be entitled to retain a single counsel, selected by such indemnified parties, to represent them in connection with the defense of any Transaction Litigation as it relates to such directors and officers.

7.5 Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Caldera and Synlogic may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Caldera and Synlogic in compliance with this Section 7.5. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with an Acquisition Proposal, or Synlogic Board Adverse Recommendation Change with respect to Synlogic only pursuant to Section 7.3(e).

7.6 Indemnification of Officers and Directors.

(a) From the Synlogic Effective Time through the sixth anniversary of the date on which the Synlogic Effective Time occurs, each of Parent, the Caldera Merger Surviving Corporation, and the Synlogic Merger Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Synlogic Effective Time, a director or officer of Synlogic or Caldera, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Synlogic or of Caldera, whether asserted or claimed prior to, at or after the Synlogic Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent, the Caldera Merger Surviving Corporation, and the Synlogic Merger Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to each of Parent, the Caldera Merger Surviving Corporation, and the Synlogic Merger Surviving Corporation, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent prior to the sixth (6th) anniversary of the Synlogic Effective Time asserting a claim for such protections pursuant to this Section 7.6, shall continue until the final disposition of such claim.

(b) The provisions of Synlogic Merger Surviving Corporation’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Synlogic that are presently set forth in Synlogic’s Organizational Documents shall not be amended, modified or repealed for a period of six years from the Synlogic Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Synlogic Effective Time, were officers or directors of Synlogic, unless such modification is required by applicable Law. The Synlogic Merger Surviving Corporation’s Organizational Documents shall contain, and Synlogic shall cause the certificate of incorporation of the Synlogic Merger Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Synlogic’s Organizational Documents.

(c) From and after the Synlogic Effective Time, (i) the Caldera Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Caldera to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Caldera’s Organizational Documents and pursuant to any indemnification agreements between Caldera and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Caldera Effective Time and (ii) the Synlogic Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Synlogic to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Synlogic’s Organizational Documents and pursuant to any indemnification agreements between Synlogic and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Synlogic Effective Time.

(d) From and after the Synlogic Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Synlogic. In addition, Synlogic shall purchase, prior to the Synlogic Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Synlogic’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Synlogic Effective Time with respect to any claim related to any period of time at or prior to the Synlogic Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Synlogic’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Synlogic by reason of him or her serving in such capacity that existed or occurred at or prior to the Synlogic Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Synlogic’s initial public offering of shares of Synlogic Common Stock).

(e) The provisions of this Section 7.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Synlogic and Caldera by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(f) In the event Parent, the Synlogic Merger Surviving Corporation or the Caldera Merger Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Synlogic Merger Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.6. Parent shall cause the Synlogic Merger Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.6.

7.7 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid by Parent. Parent (at its own cost and expense) will file any necessary Tax Returns and other documentation as required by applicable Law with respect to such Transfer Taxes.

(b) At the Closing, each of Synlogic and Caldera shall deliver to Parent a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; provided, however, that Parent’s only remedy for Caldera’s or Synlogic’s failure (as the case may be) to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Caldera’s or Synlogic’s failure (as the case may be) to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Section 7.7 to have been met.

(c) The parties intend that, for United States federal income tax purposes, the Mergers will qualify for the Intended Tax Treatment and the Parties agree not to take any action (or fail to take any action) inconsistent with the Intended Tax Treatment. The Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers as qualifying for the Intended Tax Treatment, including in the event the SEC requests or requires an opinion with respect to any discussion in a registration statement of the United States federal income Tax consequences of the Mergers to the stockholders of either Caldera or Synlogic. If such an opinion is requested or required by the SEC, it shall be provided by the tax advisor of the party receiving the request and shall be provided solely with respect to the consequences for that party’s stockholders. Each party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor upon which such advisor shall be entitled to rely in rendering such tax opinion.

7.8 Listing. From the date hereof until the Synlogic Effective Time and the Caldera Effective Time, Synlogic shall remain quoted on the OTC Pink Limited Market, or its successor inter-dealer quotation system, if any (“OTC Pink”) until the Synlogic Effective Time. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Caldera shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of shares of Parent Common Stock on Nasdaq and shall use commercially reasonable efforts to cause the listing of shares of Parent Common Stock is authorized for listing on Nasdaq prior to the Caldera Effective Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Each of Parent and Synlogic authorizes Caldera to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Parent and its Subsidiaries and Synlogic and its Subsidiaries furnished by each of Parent and Synlogic, respectively. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties not filing the Nasdaq Listing Application will cooperate with Caldera as reasonably requested by Caldera with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.8.

7.9 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Mergers by equityholders of Synlogic who are “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

7.10 Officers and Directors.

(a) Directors and Officers of Parent.

(i) Parent shall cause, effective as of the Caldera Effective Time, the Parent Board to consist of six (6) individuals selected by the Caldera Board in its sole discretion (subject to compliance with the applicable listing rules of Nasdaq) as set forth on Section 7.10(a)(i) of the Caldera Disclosure Schedule.

(ii) Parent shall cause the directors and officers of Parent listed on Section 7.10(a)(ii) of the Caldera Disclosure Schedule to sign written resignations in forms reasonably satisfactory to Caldera, dated on or before the Closing Date and effective as of the Caldera Effective Time.

(iii) Immediately following the Caldera Effective Time, Parent shall take all necessary action to appoint the officers of Caldera to become the equivalent officers of Parent until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(iv) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to Caldera with each individual to be appointed to, or serving on, the board of directors of Parent, which indemnification agreements shall continue to be effective following the Caldera Effective Time.

(b) Directors and Officers of the Synlogic Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Synlogic Effective Time, the Synlogic Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(b) of the Caldera Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Synlogic Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Caldera immediately prior to the Synlogic Effective Time shall, from and after the Synlogic Effective Time, be the officers of the Synlogic Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(c) Directors and Officers of the Caldera Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Caldera Effective Time, the Caldera Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(c) of the Caldera Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Caldera Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Caldera immediately prior to the Caldera Effective Time shall, from and after the Caldera Effective Time, be the officers of the Caldera Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

7.11 Termination of Certain Agreements and Rights. Caldera shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Caldera and any holders of Caldera Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights to be terminated immediately prior to the Caldera Effective Time, without any liability being imposed on the part of Caldera or the Caldera Merger Surviving Corporation.

7.12 Section 16 Matters. Prior to the Synlogic Effective Time, Synlogic shall take all such steps as may be required to cause any acquisitions of Synlogic Common Stock and Synlogic Options in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Synlogic, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Allocation Certificate. Caldera will prepare and deliver to Parent and Synlogic at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Caldera in a form reasonably acceptable to Synlogic setting forth (as of immediately prior to the Caldera Effective Time) (a) each holder of Caldera Capital Stock, (b) such holder’s name and address, (c) the number and type of Caldera Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Caldera Capital Stock held by such holder as of immediately prior to the Caldera Effective Time (the “Allocation Certificate”). For the avoidance of doubt, the

Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Caldera and contracts applicable to Caldera Capital Stock, and the Caldera Options, and shall show each holder’s percentage ownership interest in Caldera on a fully diluted basis.

7.14 Reserved.

7.15 Obligations of Merger Subs. Parent will take all action necessary to cause each of Synlogic Merger Sub and Caldera Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

7.16 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Caldera, the Caldera Board, Synlogic and the Synlogic Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

7.17 Parent Equity Plans.

(a) Prior to the Synlogic Effective Time, Parent will cause the Parent Board to adopt the 2026 Equity Incentive Plan, subject to the Closing and effective as of the Synlogic Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 Equity Incentive Plan. Subject to the approval of the 2026 Equity Incentive Plan by the stockholders of Parent prior to the Synlogic Effective Time, Parent shall file with the SEC, promptly after the Synlogic Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 Equity Incentive Plan.

(b) Prior to the Synlogic Effective Time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 ESPP, subject to the Closing and effective as of the Synlogic Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 ESPP. Subject to the approval of the 2026 ESPP by the stockholders of Parent prior to the Synlogic Effective Time, Parent shall file with the SEC, promptly after the Synlogic Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 ESPP.

(c) For the avoidance of doubt, approval of the 2026 Plans by the stockholders of Parent shall not be a condition to Closing.

7.18 Synlogic 401(k) Plan. Unless otherwise requested by Caldera in writing at least ten (10) business days prior to the Closing Date, the Synlogic Board shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Synlogic Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Synlogic 401(k) Plan”). If Synlogic is required to terminate any Synlogic 401(k) Plan, then Synlogic shall provide to Caldera prior to the Closing Date written evidence of the adoption by the Synlogic Board of resolutions authorizing the termination of such Synlogic 401(k) Plan (the form and substance of which shall be subject to the reasonable prior review and approval of Caldera).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b) Synlogic shall have obtained the Required Synlogic Stockholder Approval, and Caldera shall have obtained the Required Caldera Stockholder Approval.

(c) The approval of the listing of shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d) The Securities Purchase Agreement shall be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder shall have been satisfied or waived (other than those to be satisfied at Closing) and cash proceeds of not less than the Concurrent Financing Amount shall have been received by Caldera, or will be received by Caldera substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.

8.2 Conditions Precedent to Obligations of Caldera. The obligations of Caldera to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Caldera, at or prior to the Closing, of each of the following conditions:

(a) Each of the Synlogic Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Synlogic Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct on and as of immediately prior to the Synlogic Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Synlogic contained in this Agreement (other than the Synlogic Fundamental Representations and the Synlogic Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Synlogic Material Adverse Effect (without giving effect to any references therein to any Synlogic Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Synlogic Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Synlogic Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The existing shares of Synlogic Common Stock shall have remained quoted on the OTC Pink as of and from the date of this Agreement through the Closing Date.

(e) Synlogic shall have delivered to Caldera a certificate (the “Synlogic Closing Certificate”), dated the Closing Date and signed by an executive officer of Synlogic, certifying to the effect that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

(f) All conditions to the Synlogic Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Synlogic Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Caldera Certificate of Merger.

8.3 Conditions Precedent to Obligations of Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub. The obligations of Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Synlogic, Caldera Merger Sub and Synlogic Merger Sub, at or prior to the Closing, of each of the following conditions:

(a) Each of the Caldera Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Caldera Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true and correct on and as of immediately prior to the Caldera Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Caldera contained in this Agreement (other than the Caldera Fundamental Representations and the Caldera Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Caldera Material Adverse Effect (without giving effect to any references therein to any Caldera Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Caldera Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Caldera shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Caldera Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) Caldera shall have delivered to Synlogic a certificate (the “Caldera Closing Certificate”), dated the Closing Date and signed by an executive officer of Caldera, certifying to the effect that (i) the conditions set forth in Sections 8.3(a), 8.3(b) and 8.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Caldera in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date.

(e) The Lock-Up Agreements will continue to be in full force and effect as of immediately following the Caldera Effective Time.

(f) All conditions to the Caldera Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Caldera Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Synlogic Certificate of Merger.

8.4 Frustration of Closing Conditions. Synlogic may not rely on the failure of any conditions set forth in Sections 8.1 or 8.3 to be satisfied if the primary cause of such failure was the failure of Synlogic to perform any of its obligations under this Agreement. Caldera may not rely on the failure of any conditions set forth in Sections 8.1 or 8.2 to be satisfied if the primary cause of such failure was the failure of Caldera to perform any of its obligations under this Agreement.

ARTICLE IX

CLOSING DELIVERIES

9.1 Closing Deliveries of Caldera. The obligations of Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Synlogic receiving the following documents, each of which shall be in full force and effect, or the written waiver by Synlogic of delivery:

(a) the Caldera Stockholder Written Consents;

(b) the Allocation Certificate; and

(c) the Caldera Closing Certificate.

9.2 Closing Deliveries of Synlogic. The obligations of Caldera to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Caldera receiving the following documents, each of which shall be in full force and effect, or the written waiver by Caldera of delivery:

(a) the Synlogic Net Cash Schedule;

(b) the Synlogic Closing Certificate; and

(c) written resignations in forms satisfactory to Caldera, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Synlogic who are not to continue as officers or directors of Synlogic pursuant to Section 7.10 hereof.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated, and the Mergers and the Contemplated Transactions may be abandoned at any time prior to the Closing Date, whether before or (subject to the terms hereof) after approval of the Synlogic Stockholder Matters by Synlogic’s stockholders, unless otherwise specified below:

(a) by mutual written consent of Synlogic and Caldera;

(b) by either Synlogic or Caldera if the Mergers shall not have been consummated by January 28, 2027 (subject to possible extension as provided in this Section 10.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Synlogic or Caldera if such Party’s action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is twenty-five (25) days prior to the Outside Date, then, if requested by either Synlogic or Caldera, the Parties shall discuss in good faith an extension to the Outside Date for an additional thirty (30) days, including, if requested by Caldera, discussing in good faith a loan by Synlogic to Caldera to fund development activities, trials and working capital requirements in such period;

(c) by either Synlogic or Caldera if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Synlogic if the Required Caldera Stockholder Approval shall not have been obtained and evidence thereof delivered to Synlogic within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Caldera Stockholder Approval has been obtained, Synlogic may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Caldera or Synlogic if (i) the Synlogic Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Synlogic’s stockholders shall have taken a final vote on the Synlogic Stockholder Matters and (ii) the Synlogic Stockholder Matters shall not have been approved at the Synlogic Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Synlogic Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Synlogic where the failure to obtain the Required Synlogic Stockholder Vote shall have been caused by the action or failure to act of Synlogic and such action or failure to act constitutes a material breach by Synlogic of this Agreement;

(f) by Caldera (at any time prior to the approval of the Synlogic Stockholder Matters by the Required Synlogic Stockholder Approval) if a Synlogic Triggering Event shall have occurred;

(g) by Synlogic (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Caldera Stockholder Approval) if (i) a Caldera Triggering Event shall have occurred or (ii) the Caldera Board or any committee thereof shall have made a Caldera Board Adverse Recommendation Change;

(h) by Caldera, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub or if any representation or warranty of Synlogic shall have become inaccurate such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Caldera is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Synlogic’s representations and warranties or breach by Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub is curable by Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Caldera to Synlogic of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub is cured prior to such termination becoming effective); provided, further, a non-willful breach by Synlogic of its obligations to file or cause the filing of the Registration Statement by the Filing Deadline under Section 7.1(a) shall not permit a termination by Caldera pursuant to this Section 10.1(h), if the failure to file the Registration Statement by the Filing Deadline resulted from (i) events or circumstances outside of the reasonable control of Synlogic or (ii) Caldera’s breach of its obligations under this Agreement or Caldera’s failure to timely furnish information concerning itself that was reasonably and timely requested in connection with, and necessary for, the preparation of the Registration Statement and Synlogic Proxy Statement.

(i) by Synlogic, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Caldera, or if any representation or warranty of Caldera shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that none of Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Caldera’s representations and warranties or breach by Caldera is curable by Caldera, then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Synlogic to Caldera of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Caldera is cured prior to such termination becoming effective); provided, further, a non-willful breach by Caldera of its obligations to cooperate with Parent and Synlogic to file or cause the filing of the Registration Statement by the Filing Deadline under Section 7.1(a) shall not permit a termination by Synlogic pursuant to this Section 10.1(i), if the failure to cooperate with Parent and Synlogic to file the Registration Statement by the Filing Deadline resulted from (i) events or circumstances outside of the reasonable control of Caldera or (ii) Synlogic’s breach of its obligations under this Agreement or Synlogic’s failure to timely furnish information concerning itself that was reasonably and timely requested in connection with, and necessary for, the preparation of the Registration Statement and Synlogic Proxy Statement.

(j) by Synlogic (at any time prior to obtaining the Required Synlogic Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), concurrently with Synlogic’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”); provided, however, that Synlogic shall not enter into any Permitted Alternative Agreement unless: (i) Caldera shall have received written notice from Synlogic of Synlogic’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Synlogic shall have complied with its obligations under Section 6.5 and Section 7.3 (including with respect to delivery of all required written notices), and (iii) the Synlogic Board shall have determined in good faith, after consultation with its outside legal counsel and reasonable consideration of relevant factors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law;

(k) by Caldera (at any time prior to obtaining the Required Caldera Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), concurrently with Caldera’s entering into a Permitted Alternative Agreement and after having paid to Synlogic the Caldera Termination Fee pursuant to Section 10.3(f); provided, however, that Caldera shall not enter into any Permitted Alternative Agreement unless: (i) Synlogic shall have received written notice from Caldera of Caldera’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Caldera shall have complied with its obligations under Section 6.5 and Section 7.2 (including with respect to delivery of all required written notices), and (iii) the Caldera Board shall have determined in good faith and reasonable consideration of relevant factors, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; or

(l) by Caldera, if the approval of the listing of shares of Parent Common Stock on Nasdaq shall (i) have been denied by a final, non-appealable decision of Nasdaq or (ii) been denied by Nasdaq and the Caldera Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained on appeal; provided, however, that the right to terminate this Agreement under this Section 10.1(l) shall not be available to Caldera if Caldera’s action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Article XI shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Section 10.2, (i) “fraud” means a knowing and intentional misrepresentation with respect to a representation or warranty in this Agreement, that was made with the intention to deceive or mislead the other Party, upon which such other Party reasonably relied and “fraud” does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory; and (ii) “willful and material breach” means, with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a breach of the relevant covenant, representation, warranty or other agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, however, that Synlogic and Caldera shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including without limitation the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, and paid to a financial printer or the SEC with respect to filing and registration fees.

(b) If this Agreement is terminated by Synlogic pursuant to Section 10.1(g) or by Caldera pursuant to Section 10.1(k), then Caldera shall pay to Synlogic within two (2) Business Days after termination, a nonrefundable fee in an amount equal to $5,000,000 (the “Caldera Termination Fee”).

(c) If this Agreement is terminated by Caldera pursuant to Section 10.1(f) or by Synlogic pursuant to Section 10.1(j), then Synlogic shall pay to Caldera within two (2) Business Days after termination, a nonrefundable fee in an amount equal to $1,000,000 (the “Synlogic Termination Fee” and, collectively with the Caldera Termination Fee, the “Termination Fees”).

(d) If (i) this Agreement is terminated by Synlogic or Caldera pursuant to Section 10.1(b) or (e) or by Caldera pursuant to Section 10.1(h), (ii) at any time after the date of this Agreement and prior to such termination

(or, in the case of termination pursuant to Section 10.1(e), the Synlogic Stockholder Meeting) an Acquisition Proposal with respect to Synlogic shall have been publicly announced, disclosed or otherwise communicated to the Synlogic Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Synlogic enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Synlogic shall pay to Caldera, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), the Synlogic Termination Fee.

(e) If (i) this Agreement is terminated by Synlogic or Caldera pursuant to Section 10.1(b) or by Synlogic pursuant to Section 10.1(d) or (i), (ii) at any time after the date of this Agreement, and prior to the termination of this Agreement, an Acquisition Proposal with respect to Caldera shall have been publicly announced, disclosed or otherwise communicated to the Caldera Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Caldera enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Caldera shall pay to Synlogic, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), the Caldera Termination Fee.

(f) If either Party fails to pay when due the Termination Fee owed by it under this Section 10.3, then (i) such Party shall further reimburse the other Party for any additional reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 10.3 and (ii) the defaulting Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” at large United States money center banks (as published in the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g) The Parties agree that, subject to Section 10.2, the payment of the Termination Fee set forth in this Section 10.3 shall be the sole and exclusive remedy of a Party following a termination of this Agreement by the other Party, it being understood that in no event shall the Party required to pay the individual fees or damages payable pursuant to this Section 10.3 be required to pay on more than one occasion. Subject to Section 10.2, following the termination of this Agreement under the circumstances described in this Section 10.3 and the payment of the fees set forth in this Section 10.3, (i) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the terminating Party or obtain any recovery, judgment or damages of any kind against the terminating Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of the terminating Party) in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against the terminating Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(h) Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (ii) the Caldera Termination Fee represents a good faith, fair estimate of the damages that Synlogic and its Affiliates would suffer upon termination of the Agreement, (iii) the Synlogic Termination Fee represents a good faith, fair estimate of the damages that Caldera and its Affiliates would suffer upon termination of the Agreement, (iv) without these agreements, the Parties would not enter into this Agreement and (v) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages which shall not require Synlogic or Caldera or any other Person to prove actual damages.

ARTICLE XI

GENERAL PROVISIONS

11.1 Non-Survival of Representations and Warranties. The representations and warranties of Parent, Caldera, Caldera Merger Sub, Synlogic and Synlogic Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Synlogic Effective Time, and only the covenants that by their terms survive the Synlogic Effective Time and this Article XI shall survive the Synlogic Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective Caldera Board, the Synlogic Board, and the boards of directors of Parent, Caldera Merger Sub, and Synlogic Merger Sub at any time (whether before or after obtaining the Required Caldera Stockholder Approval and the Required Synlogic Stockholder Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members (including the Required Caldera Stockholder Approval and the Required Synlogic Stockholder Approval), no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. Prior to the Closing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of Caldera, Parent, Caldera Merger Sub, Synlogic and Synlogic Merger Sub.

11.3 Waiver.

(a) Any provision hereof applicable to a Party may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (assuming no “Bounce-Back” message is received) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Synlogic, Parent, Caldera Merger Sub or Synlogic Merger Sub:

Synlogic, Inc.

PO Box 30

Winchester, MA 01890

Attention: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue,

New York, NY 10022

Attention: [***]; [***]

Email: [***]; [***]

if to Caldera:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Attention: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Fenwick & West LLP

One Front Street, 33rd Floor

San Francisco, California 94111

Attention: [***]

Email: [***]

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 7.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CALDERA THERAPEUTICS, INC.

By:	/s/ Praveen Tipirneni
Name:	Praveen Tipirneni
Title:	Chief Executive Officer

SYNLOGIC, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	Chief Executive Officer and Chief Financial Officer

SONIC HOLDCO, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

YELLOWSTONE MERGER SUB, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

SONIC MERGER SUB, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

[Signature page to Agreement and Plan of Merger]

Exhibit A

Form of Synlogic Stockholder Support Agreement

[INTENTIONALLY OMITTED]

Exhibit B

Form of Caldera Stockholder Support Agreement

[INTENTIONALLY OMITTED]

Exhibit C

Form of Lock-Up Agreement

[INTENTIONALLY OMITTED]

Exhibit D

Form of Caldera Stockholder Written Consent

[INTENTIONALLY OMITTED]

Exhibit E

Form of Securities Purchase Agreement

[INTENTIONALLY OMITTED]

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated September 10, 2026, is made by and among Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc., a Delaware corporation (“Parent”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”), and amends certain provisions (as set forth herein) of that certain Agreement and Plan of Merger, dated July 28, 2026 (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), by and among Caldera, Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the parties have agreed to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1. Extension of Filing Deadline. Section 7.1(a) of the Merger Agreement is hereby amended to replace the words “August 31, 2026” with the words “September 11, 2026”.

2. Trading Market.

(a) Section 1.1 of the Merger Agreement is hereby amended to delete the definition of “Nasdaq” in its entirety and to add the following definition of “Trading Market”:

“‘Trading Market’ means NYSE American or such other national securities exchange as the Purchaser and the Company may mutually agree.”

(b) Each instance of the word “Nasdaq” in the Merger Agreement is hereby deleted and replaced with the words “the Trading Market”.

(c) Each instance of the words “Nasdaq Listing Application” in the Merger Agreement is hereby by deleted and replaced with the words “Listing Application”.

3. No Other Amendments. Each future reference to “this Agreement” and other similar references set forth in the Merger Agreement shall refer to the Merger Agreement as modified by this Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect in accordance with its terms.

4. Miscellaneous. Article XI of the Merger Agreement are incorporated herein by reference and apply to this Amendment mutatis mutandis and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first written above.

CALDERA THERAPEUTICS, INC.

By:	/s/ Praveen Tipirneni
Name:	Praveen Tipirneni
Title:	Chief Executive Officer

SYNLOGIC, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	Chief Executive Officer and Chief Financial Officer

SONIC HOLDCO, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

YELLOWSTONE MERGER SUB, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

SONIC HOLDCO, INC.

By:	/s/ Mary Beth Dooley
Name:	Mary Beth Dooley
Title:	President

ANNEX B

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SYNLOGIC, INC.

Synlogic, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST: That the name of the Corporation is Synlogic, Inc.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s special meeting of the stockholders.

THIRD: That on       , 20 , the Corporation’s special meeting of the stockholders was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware (“DGCL”), at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That Section D of ARTICLE IV of the Amended and Restated Certificate of Incorporation of the Corporation, amended and/or restated to date, is hereby amended and restated to read in its entirety as follows:

“D.

Effective as of 5:00 p.m. Eastern Time on the date that this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware each one (1) share of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into   (      ) of one share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the OTC Pink Market on the trading day immediately preceding the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

FIFTH: That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

B-1

SIXTH: That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective at 5:00 pm Eastern Time     , 20 .

IN WITNESS WHEREOF, this Certificate of Amendment to the Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this     day of      , 20 .

SYNLOGIC, INC.

By:
Name:
Title:

B-2

ANNEX C

CALDERA THERAPEUTICS, INC.

2026 EQUITY INCENTIVE PLAN

C-1

ANNEX D

CALDERA THERAPEUTICS, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

D-1

ANNEX E

Strictly Confidential

July 28, 2026

Synlogic, Inc.

PO Box 30

Winchester, MA 01890

Attention: Peter Barrett, PhD

Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that Synlogic, Inc., a Delaware corporation (“Synlogic”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Synlogic, Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), Sonic Holdco, Inc., a Delaware corporation (“Parent”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”). Caldera and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), to effect a merger of Caldera Merger Sub with and into Caldera (the “Caldera Merger”). Upon consummation of the Caldera Merger, Caldera Merger Sub will cease to exist, and Caldera will become a direct wholly owned Subsidiary of Parent. Synlogic and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Synlogic Merger Sub with and into Synlogic (the “Synlogic Merger” and, together with the Caldera Merger, the “Mergers”) as soon as reasonably practicable following the Caldera Effective Time. Upon consummation of the Synlogic Merger, Synlogic Merger Sub will cease to exist, and Synlogic will become a direct wholly owned Subsidiary of Parent. Caldera and Synlogic intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law. Synlogic formed Parent, and Caldera and Synlogic have determined that, from and after the Synlogic Effective Time, Parent shall act as the parent company for their combined businesses. Capitalized terms that are used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

The Agreement also contemplates that concurrently with the execution and delivery of the Agreement certain investors will enter into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which such investors will agree to purchase shares of Caldera Common Stock in an aggregate amount of $278 million immediately prior to the Caldera Effective Time (the “Concurrent Financing”).

For purposes of rendering our Opinion we have, with your consent, assumed that: (i) prior to the Caldera Effective Time, Caldera will receive approximately $278 million in proceeds from the Concurrent Financing; (ii) prior to the Caldera Effective Time, the Required Caldera Stockholder Approval will have been obtained and prior to the Synlogic Effective Time, the Required Synlogic Stockholder Approval will have been obtained; (iii) immediately prior to the Caldera Effective Time, all issued and outstanding shares of Caldera Preferred Stock shall be converted into Caldera Common Stock in accordance with the Caldera Preferred Stock Conversion; (iv) at the Caldera Effective Time, each share of Caldera Common Stock outstanding immediately

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Synlogic, Inc.

July 28, 2026

prior to the Caldera Effective Time (after giving effect to the Caldera Preferred Stock Conversion) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Caldera Exchange Ratio; (v) at the Synlogic Effective Time, each share of Synlogic Common Stock outstanding immediately prior to the Synlogic Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Synlogic Exchange Ratio; (vi) for the purposes of its Opinion, Lucid has assumed the Exchange Ratios to be comprised of the Synlogic Exchange Ratio and the Caldera Exchange Ratio (the “Exchange Ratios”); (vii) at the Cash Determination Time, the Final Synlogic Net Cash will be $6.0 million and Caldera will have approximately $81.5 million in cash and cash equivalents; and (viii) the holders of Caldera Common Stock, Preferred Stock, Options and Warrants will in the aggregate hold approximately 62.8% of the fully-diluted shares of Parent Common Stock and the holders of Synlogic Common Stock, Options and Warrants will in the aggregate hold approximately 2.3% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) immediately following the Mergers and after giving effect to the Concurrent Financing.

We have, with your consent, relied upon the assumption that all information provided to us by Synlogic and Caldera is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Synlogic or Caldera since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Synlogic or Caldera, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Synlogic or Caldera under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Mergers, as to which we have assumed that Synlogic and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratios as set forth in the Agreement to the holders of Synlogic Common Stock.

We express no view as to any other aspect or implication of the Mergers or any other agreement or arrangement entered into in connection with the Mergers. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of Synlogic (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratios as set forth in the Agreement to the holders of Synlogic Common Stock.

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Synlogic, Inc.

July 28, 2026

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement

•	Reviewed and analyzed certain publicly available financial and other information for each of Synlogic and Caldera;

•	Discussed with certain members of the management of Synlogic the historical and current business operations, financial condition and prospects of Synlogic and Caldera;

•

Reviewed and analyzed certain operating results of Caldera as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; (iv) the Caldera Exchange Ratio and the Synlogic Exchange Ratio as used in the presentation will not be materially different from the actual Caldera Exchange Ratio or the actual Synlogic Exchange Ratio; and (v) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Synlogic, Caldera, or the contemplated benefits of the Mergers. We have assumed that the Mergers will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder. You have informed us, and we have assumed, with your consent, that the Mergers are intended to constitute a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) or a tax-deferred exchange governed by Section 351(a) of the Code.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Mergers and, except as set forth in our engagement letter with Synlogic, dated as of March 19, 2024 (the “Engagement Letter”), as further amended on December 5, 2024, August 11, 2025, November 18, 2025, and May 19, 2026, may not be used for any other purpose or reproduced,

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Synlogic, Inc.

July 28, 2026

disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Mergers required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Mergers or to any stockholder of Synlogic or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Mergers) or any other matter. Our Opinion does not address Synlogic’s underlying business decision to proceed with the Mergers or the relative merits of the Mergers compared to other alternatives available to Synlogic. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Synlogic, will trade at any time, including following the announcement or consummation of the Mergers, or as to the potential effects of volatility in the credit, financial, and stock markets on Synlogic, Caldera or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such persons, relative to the compensation to be paid to the holders of Synlogic Common Stock in connection with the Mergers or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Mergers. In addition, Synlogic has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has received aggregate compensation of $500,000 from Synlogic, paid between December 2024 and August 2025, in the form of accrual fees for services rendered as financial advisor. In the two years preceding the date hereof, Lucid has not had a relationship with Caldera or any of its affiliates and has not received any fees from Caldera or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Synlogic and Caldera and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Synlogic, Caldera or any other party that may be involved in the Mergers and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Synlogic and the proposed Mergers that may differ from the views of Lucid’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Synlogic, Inc.

July 28, 2026

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratios are fair, from a financial point of view, to the holders of Synlogic Common Stock.

Very truly yours,

/s/ Lucid Capital Markets

Lucid Capital Markets, LLC

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

ANNEX F

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on July 28, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Synlogic Shares (as defined below) of Synlogic, Inc., a Delaware corporation (“Synlogic”), to Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”) and to Synlogic.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of July 28, 2026, by and among Synlogic, Caldera, Sonic Holdco, Inc., a Delaware corporation (“Parent”), Sonic Merger Sub, Inc., a Delaware corporation (“Synlogic Merger Sub”), and Yellowstone Merger Sub, Inc., a Delaware corporation (“Caldera Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Synlogic Common Stock, Synlogic Options and Synlogic Warrants and other securities convertible into, or exercisable or exchangeable for, shares of Synlogic Common Stock, as set forth on Exhibit A hereto (collectively, the “Synlogic Shares”).

As a condition and inducement to Caldera’s and Synlogic’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Synlogic stockholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Synlogic, all Synlogic Shares it beneficially owns and is entitled to vote at such meeting:

(a) in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Synlogic Merger, (iii) all of the Synlogic Stockholder Matters, and (iv) each of the items recommended by the Synlogic Board set forth in the Synlogic Proxy Statement in connection with the Synlogic Stockholder Meeting; and

(b) against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Synlogic in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Synlogic Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Synlogic in the Contemplated Transactions; (2) increases the Caldera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Caldera in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions.

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For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Synlogic Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, as applicable, the Synlogic Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Synlogic by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Synlogic, whether by the exercise of Synlogic Options, Synlogic Warrants or otherwise, including, without limitation, by gift or succession, then the term “Synlogic Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Synlogic Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Synlogic Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Attendance at Synlogic Stockholder Meeting. The Holder agrees to be present (in person or by proxy) at the Synlogic Stockholder Meeting and at any adjournment or postponement thereof for purposes of determining the presence of a quorum and to vote (or cause to be voted) all Synlogic Shares beneficially owned by the Holder entitled to vote at such meeting in accordance with Section 1.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Synlogic Shares. Any Transfer or purported Transfer of Synlogic Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Synlogic Options or Synlogic Warrants, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; and (h) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant to clauses (a) to (h) (other than clause (g)), the Synlogic Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 3 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Caldera and Synlogic as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

F-2

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Caldera and Synlogic, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Caldera and Synlogic is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Synlogic Shares and does not beneficially own any securities of Synlogic other than the shares of Synlogic Common Stock and rights to purchase or otherwise acquire shares of Synlogic Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Synlogic Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Synlogic Common Stock, nor does the Holder otherwise act in concert with any other holder of Synlogic Common Stock in connection with the exercise of any rights or powers arising from the ownership of Synlogic Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Synlogic for the purpose of acquiring, holding, voting, or disposing of equity securities of Synlogic; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Synlogic, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Caldera or Synlogic, or any of their respective agents or representatives. The Holder understands that the Holder (and not Caldera, Synlogic or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Synlogic Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Caldera, Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Synlogic Common Stock and not in such Holder’s capacity as a director, officer or employee of Synlogic or in the Holder’s capacity as a trustee or fiduciary of any Synlogic Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Synlogic from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Synlogic or in the Holder’s capacity as a trustee or fiduciary of any Synlogic Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

F-3

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (assuming no “Bounce-Back” message is received) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

(a)	if to Caldera, to:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Fenwick& West LLP

One Front Street, 33rd Floor

San Francisco, CA 94111

Attention: [***]

Email: [***]

(b)	if to Synlogic, to:

Synlogic, Inc.

PO Box 30

Winchester, MA

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue

New York, NY 10022

Attention: [***]; [***]

Email: [***]; [***]

(c)	if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Synlogic Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Synlogic in the Contemplated Transactions or (ii) increases the Caldera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Caldera in the Contemplated Transactions, (c) the Outside Date, as such Outside Date may be extended for up to thirty (30) days as the Parties may agree pursuant to Section 10.1(b) of the Merger Agreement, (d) the Synlogic Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Synlogic or its counsel to notify Synlogic’s transfer agent that there is a stop transfer order with respect to all of the Synlogic Shares (and that this Support Agreement places limits on the voting and transfer of such Synlogic Shares).

F-4

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Synlogic and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Synlogic Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Synlogic Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a) hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of Synlogic’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Synlogic Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Caldera, Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Synlogic Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Synlogic Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Synlogic Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Synlogic Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Synlogic Merger.

11. No Legal Actions. The Holder will not in its capacity as a stockholder of Synlogic bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Synlogic Board, constitutes a breach of any fiduciary duty of the Synlogic Board or any member thereof.

12. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

13. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

F-5

14. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

15. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

16. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

17. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

18. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

19. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Caldera or Synlogic for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

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The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:

E-mail:

Agreed to and Acknowledged as of the date first set forth above:

CALDERA:

CALDERA THERAPEUTICS, INC.

By:
Name:
Title:

SYNLOGIC:

SYNLOGIC, INC.

By:
Name:
Title:

Signature Page to Stockholder Support Agreement

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Exhibit A

Synlogic Shares

Holder	Synlogic Common Stock	Synlogic Options	Synlogic Warrants

Exhibit A

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ANNEX G

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on July 28, 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Caldera Shares (as defined below) of Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), to Synlogic, Inc., a Delaware corporation (“Synlogic”) and to Caldera.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of July 28, 2026, by and among Caldera, Synlogic, Sonic Holdco, Inc., a Delaware corporation (“Parent”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”) and Sonic Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Caldera Common Stock, Caldera Preferred Stock, Caldera Options and other securities convertible into, or exercisable or exchangeable for, shares of Caldera Common Stock, as set forth on Exhibit A hereto (collectively, the “Caldera Shares”).

As a condition and inducement to Caldera’s and Synlogic’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Caldera stockholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Caldera, all Caldera Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Caldera Merger and (iii) all of the matters set forth in the Caldera Stockholder Written Consent; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Caldera in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Caldera Exchange Ratio or changes the form or reduces the amount of the consideration payable to stockholders of Caldera in the Contemplated Transactions; (2) increases the Synlogic Exchange Ratio or changes the form or increases the amount of the consideration payable to stockholders of Synlogic in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Caldera Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, the Caldera Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Caldera by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Caldera, whether by the exercise of Caldera Options, conversion of Caldera Preferred Stock or otherwise, including, without limitation, by gift or succession, then the term “Caldera Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Caldera Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Caldera Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Delivery of Written Consent. Promptly after the Registration Statement is declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Holder agrees to irrevocably execute and deliver, or cause to be delivered, to Caldera and Synlogic its duly executed counterpart to the Caldera Stockholder Written Consent. The Caldera Stockholder Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the Delaware General Corporation Law and each of Caldera’s organizational documents so as to ensure that it is duly counted for purposes of recording the results of the Caldera Stockholder Written Consent and otherwise effective for all purposes, including under the DGCL.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Caldera Shares. Any Transfer or purported Transfer of Caldera Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Caldera Options, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) the conversion of the Caldera Preferred Stock into Caldera Common Stock; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant to clauses (a) to (i) (other than clause (g)), the Caldera Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 3 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Caldera and Synlogic as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Caldera and Synlogic, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Caldera and Synlogic is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Caldera Shares and does not beneficially own any securities of Caldera other than the shares of Caldera Common Stock and rights to purchase or otherwise acquire shares of Caldera Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Caldera Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Caldera Common Stock, nor does the Holder otherwise act in concert with any other holder of Caldera Common Stock in connection with the exercise of any rights or powers arising from the ownership of Caldera Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Caldera for the purpose of acquiring, holding, voting, or disposing of equity securities of Caldera; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Caldera, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Caldera or Synlogic, or any of their respective agents or representatives. The Holder understands that the Holder (and not Caldera, Synlogic or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Caldera Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Caldera, Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Caldera Common Stock and not in such Holder’s capacity as a director, officer or employee of Caldera or in the Holder’s capacity as a trustee or fiduciary of any Caldera Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Caldera from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Caldera or in the Holder’s capacity as a trustee or fiduciary of any Caldera Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (assuming no “Bounce-Back” message is received) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Caldera, to:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Fenwick & West LLP

One Front Street, 33rd Floor

San Francisco, CA 94111

Attn: [***]

Email: [***]

b.	if to Synlogic, to:

Synlogic, Inc.

PO Box 30

Winchester, MA 01890

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue

New York, NY 10022

Attention: [***]; [***]

Email: [***]; [***]

c.	if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Caldera Exchange Ratio or changes the form or reduces the amount of the consideration payable to stockholders of Caldera in the Contemplated Transactions or (ii) increases the Synlogic Exchange Ratio or changes the form or increases the amount of the consideration payable to stockholders of Synlogic in the Contemplated Transactions, (c) the Outside Date, as such Outside Date may be extended for up to thirty (30) days as the Parties may agree pursuant to Section 10.1(b) of the Merger Agreement, (d) the Caldera Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Caldera or its counsel to notify Caldera’s transfer agent that there is a stop transfer order with respect to all of the Caldera Shares (and that this Support Agreement places limits on the voting and transfer of such Caldera Shares).

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Caldera and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Caldera Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Caldera Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a) hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such stockholder meeting or any consent solicitation or other vote taken of Caldera’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Caldera Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Caldera, Synlogic, Parent, Caldera Merger Sub and Synlogic Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Caldera Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Caldera Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Caldera Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Caldera Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Caldera Merger.

11. No Legal Actions. The Holder will not in its capacity as a stockholder of Caldera bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Caldera Board, constitutes a breach of any fiduciary duty of the Caldera Board or any member thereof.

12. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

13. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

14. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

15. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

16. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

17. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

18. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

19. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Caldera or Synlogic for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged as of the date first set forth above:

CALDERA:

CALDERA THERAPEUTICS, INC.

By:
Name:
Title:

SYNLOGIC:

SYNLOGIC, INC.

By:
Name:
Title:

Signature Page to Stockholder Support Agreement

Exhibit A

Caldera Shares

Holder	Caldera Common Stock	Caldera Preferred Stock	Caldera Options

ANNEX H

FORM OF LOCK-UP AGREEMENT

July 28, 2026

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Caldera Therapeutics, Inc., a Delaware corporation (the “Company”), has entered into an Agreement and Plan of Merger, dated as of July 28, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc., a Delaware corporation (“Parent”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent, and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock (including, without limitation, Parent Common Stock or such other securities that may be deemed to be beneficially owned (as such term is used in Rule 13d-3 under the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent that may be issued upon (a) exercise of an option to purchase Parent Common Stock or warrant or (b) settlement of a Parent restricted stock unit) that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise;

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock (other than such rights set forth in the Merger Agreement or the obligations of the Company or the Parent under that certain Registration Rights Agreement dated as of July 28, 2026 entered into by and among the Company, Parent, and the several investors signatory thereto); or

(iv)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)	if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 under the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent and, solely prior to the Closing, the Company; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall, prior to or concurrently with such transfer or distribution, sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Parent Common Stock (including a net or cashless exercise of an option to purchase Parent Common Stock), and any related transfer of shares of Parent Common Stock to Parent or sale of Parent Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock, and transfers to Parent, or sales of Parent Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock settled in Parent Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Parent Common Stock; provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period (except for transfers pursuant to Section (i) below); and provided further that no public announcement or filing under the Exchange Act or otherwise shall be required or voluntarily made by any party in connection with the establishment of such plan during the Restricted Period, other than any filing on Schedule 13D (including under Item 4 or Item 6 thereof) or Schedule 13G required to be made under the Exchange Act in connection with the establishment of such plan, provided that any such filing shall clearly indicate that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period;

(f) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Parent purchased or acquired by the undersigned on the open market, in a public offering by Parent, or that otherwise do not involve or relate to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company;

(g) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent that is approved by Parent’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) transfers pursuant to an order of a court or regulatory agency; or

(i) transfers, sales, dispositions or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement), by the undersigned relating to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company pursuant to the Concurrent Financing (as defined in the Merger Agreement) (the “Concurrent Financing Released Shares”) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent Financing. The number of Concurrent Financing Released Shares held by each stockholder of the Company is set forth opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Concurrent Financing Released Shares”;

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase shares of Parent Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock settled in Parent Common Stock that would otherwise expire during the Restricted Period, provided that (1) reasonable notice shall be provided to Parent prior to any such filing and (2) such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement).

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Parent (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any other securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that Parent and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this Lock-Up Agreement will automatically terminate and the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur, if any, of (i) the Company advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions, (ii) the Merger Agreement being validly terminated pursuant to its terms or (iii) February 28, 2027, in the event that the Contemplated Transactions have not been consummated by such date.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of securities of Parent that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent (or prior to the Closing, the Company), including through any written consent granted under subparagraph (a)(ii)(E) above, to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Parent, and solely prior to the Closing, the Company, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Parent Common Stock that, when combined with all other such permissions and early releases, represent an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar agreement. Parent shall notify the undersigned of any Pro-Rata Release of its shares promptly and in any event within two (2) business days of the day that any permission that triggers the Pro-Rata Release is granted; provided further, that if the undersigned is an executive officer or director of Parent and such permission or early release was granted solely for the purpose of meeting the initial listing standards of The Nasdaq Stock Market LLC or another applicable national securities exchange, then such permission or early release shall not trigger, and the undersigned shall not be entitled to, the Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Lock-Up Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LEGAL PROCEEDING RELATED TO OR ARISING OUT OF THIS LOCK-UP AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Email Address:

SCHEDULE I

Concurrent Financing Released Shares

Investor	Concurrent Financing Released Shares

ANNEX I

FORM OF SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of July 28, 2026, by and among Caldera Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the Persons listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, each Investor, severally and not jointly, wishes to purchase, and the Company wishes to issue and sell, upon the terms and conditions stated in this Agreement, an aggregate of approximately $278,000,000 worth of shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), at a per share purchase price equal to the Share Price (as defined below);

WHEREAS, contemporaneously with the sale of the Shares, the Company and the Investors will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Exchange Shares (as defined in the Registration Rights Agreement) under the Securities Act and applicable state securities laws;

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc., a Delaware corporation (“Parent”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”), dated July 28, 2026 (as amended from time to time in accordance with the terms thereof and Section 5.13 hereof, and as supplemented by any disclosure schedules or letters thereto, the “Merger Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, (i) Company and Parent will effect a merger of Caldera Merger Sub with and into the Company (the “Caldera Merger”) and upon consummation of the Caldera Merger, Caldera Merger Sub will cease to exist, and the Company will become a direct wholly owned Subsidiary of Parent; (ii) Synlogic and Parent will effect a merger of Synlogic Merger Sub with and into Synlogic (the “Synlogic Merger” and together with the Caldera Merger, the “Mergers”) as soon as reasonably practicable following the Caldera Effective Time (as defined in the Merger Agreement), with Parent acting as the parent company for the combined businesses from and after the Synlogic Effective Time (as defined in the Merger Agreement); and

WHEREAS, upon consummation of the Mergers and pursuant to the terms and conditions in the Merger Agreement, the Shares shall be exchanged for Exchange Shares on the Closing Date pursuant to the Merger Registration Statement (as defined in the Merger Agreement).

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Aggregate Purchase Amount” has the meaning set forth in Section 2.2 hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Benefit Plan” or “Benefit Plans” means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its Subsidiaries is obligated to contribute for employees or former employees of the Company and its Subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Bylaws” means the Amended and Restated Bylaws of the Company, as currently in effect and as in effect on the Closing Date.

“Caldera Merger Sub” has the meaning set forth in the recitals hereof.

“Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company, as amended, as currently in effect and as in effect on the Closing Date.

“Closing” has the meaning set forth in Section 2.2(a) hereof.

“Closing Date” has the meaning set forth in Section 2.2(a) hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.00001 per share, of the Company.

“Common Stock Equivalents” means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means the Company for all periods prior to the occurrence of each of the Caldera Effective Time and the Synlogic Effective Time (each, as defined in the Merger Agreement) and Parent for all periods following the occurrence of each of the Caldera Effective Time and the Synlogic Effective Time.

“Confidential Data” has the meaning set forth in Section 3.30 hereof.

“DGCL” means the Delaware General Corporation Law, as amended or superseded from time to time.

“Disclosure Document” has the meaning set forth in Section 5.3(a) hereof.

“Disclosure Time” has the meaning set forth in Section 5.3(a) hereof.

“Drug Regulatory Agency” means the U.S. Food and Drug Administration (“FDA”) or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.8(a) hereof.

“Fundamental Representations” means the representations and warranties made by the Company in Sections 3.1 (Organization and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.8 (Financial Statements), 3.24 (Investment Company Act), 3.25 (General Solicitation; No Integration or Aggregation), 3.26 (Brokers and Finders), 3.27 (Reliance by the Investors) and 3.28 (No Additional Agreements).

“Funding Notice” has the meaning set forth in Section 2.2(a) hereof.

“GAAP” has the meaning set forth in Section 3.8(a) hereof.

“GDPR” has the meaning set forth in Section 3.31 hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” has the meaning set forth in Section 3.21 hereof.

“HIPAA” has the meaning set forth in Section 3.21 hereof.

“Indemnified Persons” has the meaning set forth in Section 5.10(a).

“Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” has the meaning set forth in Section 3.12 hereof.

“Investor” and “Investors” have the meanings set forth in the recitals hereof.

“IT Systems” has the meaning set forth in Section 3.30 hereof.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), properties, assets, liabilities, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from timely complying, with its obligations under this Agreement, the other Transaction Agreements, the Merger Agreement or with respect to the Closing, or would reasonably be expected to do so.

“Majority in Interest of the Investors” means Investors who committed to purchase at least a majority of the Shares, which majority shall include any Investor who, together with any affiliated or related funds or commonly managed funds, has committed to purchase at least $30.0 million of the Shares.

“Mergers” has the meaning set forth in the recitals hereof.

“Merger Agreement” has the meaning set forth in the recitals hereof.

“Merger Registration Statement” means registration statement on Form S-4 registering Parent Common Stock (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement.

“Nasdaq” means the Nasdaq Stock Market LLC.

“National Exchange” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

“Parent” has the meaning set forth in the recitals hereof.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Data” has the meaning set forth in Section 3.30 hereof.

“Placement Agents” means Jefferies LLC, TD Securities (USA) LLC, Guggenheim Securities, LLC, UBS Securities LLC and LifeSci Capital, LLC.

“Privacy Laws” has the meaning set forth in Section 3.31 hereof.

“Privacy Statements” has the meaning set forth in Section 3.31 hereof.

“Process” or “Processing” has the meaning set forth in Section 3.31 hereof.

“Registration Rights Agreement” has the meaning set forth in the recitals hereof.

“Regulatory Agencies” has the meaning set forth in Section 3.20 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the recitals hereof.

“Share Price” means an amount equal to (i) the Caldera Equity Value (as defined in the Merger Agreement), divided by (ii) the number of Caldera Outstanding Shares (as defined in the Merger Agreement but excluding the Shares being issued hereunder) as of immediately prior to the Closing.

“Shares” means the shares of Common Stock issued or issuable to the Investors pursuant to this Agreement.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act)

“Standard Settlement Period” means the standard settlement period, expressed in a number of trading days, on the Company’s primary National Exchange with respect to the Common Stock as in effect on the date of delivery of the applicable request to remove legends of Shares.

“Synlogic Merger Sub” has the meaning set forth in the recitals hereof.

“Subsidiaries” has the meaning set forth in Section 3.1 hereof.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or its Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means, with respect to the Common Stock, such financial institution that provides transfer agent services as the Company may engage from time to time and with respect to Parent Common Stock, such financial institution that as of the Closing provides transfer agent services as Parent may engage from time to time.

“Transfer Taxes” means all real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes (together with any interest, penalty, or addition thereto) incurred in connection with the transactions contemplated by this Agreement.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. Upon the terms and subject to the conditions contained herein, the Company agrees to sell and issue to each Investor, and each Investor agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”), that number of Shares equal to (rounded down to the nearest whole Share) (i) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Investor’s name on the Schedule of Investors set forth on Exhibit A (the “Aggregate Purchase Amount”) divided by (ii) the Share Price (in each case, subject to adjustment for any stock split, reverse split or similar recapitalization transaction effected after the Effective Date and prior to the Closing, in accordance with Section 2.2 hereof).

2.2 Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Section 6, Closing shall occur at such time as agreed to by the Company and a Majority in Interest of the Investors. At least three (3) business days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the “Funding Notice”) of the anticipated Closing Date, the Share Price, the number of Shares to be purchased by each Investor, and the wire instructions for delivery of the Aggregate Purchase Amount. At the Closing, the Shares shall be issued and registered in the name of such Investor, or in such nominee name(s) as designated by such Investor, against payment, in full, of such Investor’s Aggregate Purchase Amount by wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company to the Investors in the Funding Notice.

(b) On the Closing Date, the Company will cause the Transfer Agent to issue the Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Transfer Agent as soon as reasonably practical following the Closing Date to each Investor. If the Closing has not occurred within two (2) Business Days after the anticipated Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one (1) Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Shares shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Shares at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Shares from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence).

(c) Following the Closing Date, the Company shall register for resale the Registrable Securities (as defined in the Registration Rights Agreement) as provided for in, and in accordance with the timeframes, terms and conditions of, the Registration Rights Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries (collectively, the “Subsidiaries”) is wholly owned by the Company. Each of the Subsidiaries is duly incorporated or organized, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite power and authority to carry on their business as now conducted and to own or lease its properties. Each of the Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required unless the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 151,561,000 shares of Common Stock and 101,785,713 shares of preferred stock, par value $0.00001 per share. As of the date hereof, (A) 75,000,00 shares have been designated Caldera Series A Preferred Stock, of which all shares are issued and are outstanding (collectively, the “Preferred Stock”), and (B) 26,785,713 shares have been designated Caldera Series A-1 Preferred Stock, of which all shares are issued and are outstanding. All of the issued and outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. As of the date of this Agreement, all the outstanding shares of capital stock or other equity interests of each Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign Subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution, rights of first refusal, rights of participation or similar provisions that will be triggered (which, for the avoidance of doubt, excludes any such anti-dilution, rights of first refusal, rights of participation or similar provision that will be waived in connection with the transactions contemplated by this Agreement and the Merger Agreement) by the issuance of the Shares pursuant to this Agreement.

3.3 Registration Rights. Except as set forth in the Transaction Agreements and the Merger Agreement, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

3.4 Authorization. The Company has all requisite corporate power and authority to enter into the Transaction Agreements and the Merger Agreement and to carry out and perform its obligations under the terms of the Transaction Agreements and the Merger Agreement, including the issuance and sale of the Shares. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the Merger Agreement and the consummation of the transactions contemplated herein and therein, including the issuance and sale of the Shares, as applicable, has been taken, including, without limitation to the extent applicable, the approval of the Board of Directors (or a committee thereof) in accordance with Section 144(a)(1) or 144(b)(1) of the DGCL. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by each Investor and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company, Parent and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company and Parent, enforceable against the Company and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance. The Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws) and the holder of the Shares shall be entitled to all rights accorded to a holder of Common Stock. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Shares to the Investors is and will be in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict. Subject to approval of the Nasdaq Listing Application (as defined in the Merger Agreement), the execution, delivery and performance of the Transaction Agreements and the Merger Agreement by the Company, the issuance and sale of the Shares and the consummation of the other transactions contemplated by the Transaction Agreements and the Merger Agreement do not and will not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or the giving of consent or waiver, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any Subsidiary or their respective properties or assets, (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are or will be subject, or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iv) conflict with, result in a breach of, or require any consent, approval, authorization or waiver under the Merger Agreement that has not been obtained or made, except, in the case of clauses (ii) and (iii), as has not and would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 Consents. Assuming the accuracy of the representations and warranties of the Investors in Section 4, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body or other Person is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements and the Merger Agreement, the issuance and sale of the Shares and the performance by the Company of its other obligations under the Transaction Agreements and the Merger Agreement, except (a) as have been or will be obtained or made under the Securities Act or the Exchange Act, (b) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) the filing of a registration statement required to be filed by the Registration Rights Agreement, (e) the Nasdaq Listing Application or (f) such that the failure of which to obtain has not had and would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 [Reserved].

3.9 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Merger Agreement and transactions related thereto, since December 31, 2025: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or its Subsidiaries; (b) no material change to any material contract or arrangement by which the Company or its Subsidiaries is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed in writing to the Investors and the Placement Agents; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10 Absence of Litigation. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any Subsidiary that have had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any Subsidiary, is, or within the last ten

(10) years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such Subsidiary or a claim of breach of fiduciary duty relating to the Company or such Subsidiary.

3.11 Compliance with Law; Permits. None of the Company or any Subsidiary is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12 [Reserved].

3.13 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14 Taxes. The Company and its Subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its Subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. The Company, at all times since its inception, has been and continues to be classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

3.15 Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply has not had and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16 Title. Each of the Company and its Subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its Subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially and adversely interfere with the use made and proposed to be made of such property and buildings by the Company or its Subsidiaries, as the case may be. The Company does not own any real property.

3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its and its Subsidiaries’ businesses and the value of its and its Subsidiaries’ properties (owned or leased) and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2025, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18 [Reserved].

3.19 Solvency. The Company is not as of the date hereof and, after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent.

3.20 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, “studies”) being conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies; (iii) the Company and its Subsidiaries have made all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business; (iv) neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials; and (v) the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.21 Compliance with Health Care Laws. The Company and its Subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the Company’s current business and research use only products. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) the European Union (“EU”) Clinical Trials Regulation (Regulation (EU) No. 536/2014); (vi) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (vii) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (viii) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its Subsidiaries, and (ix) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its Subsidiaries has received written or, to the Company’s knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its Subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, any of its Subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

3.22 CFIUS. The Company does not engage in (i) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (ii) the performance of the functions of ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA; or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” of United States citizens that may be exploited in a manner that threatens national security, in each case within the meaning of the DPA. The Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248. Accordingly, the purchase and sale of the Shares and the consummation of the other transactions contemplated by the Transaction Agreements do not constitute a “covered transaction” within the meaning of the DPA and 31 C.F.R. Part 800 that is subject to the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”), and no mandatory declaration or notice with respect thereto is required under 31 C.F.R. § 800.401.

3.23 [Reserved].

3.24 Investment Company Act. The Company is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.25 General Solicitation; No Integration or Aggregation. Neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Shares pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the offer and sale of the Shares pursuant to this Agreement for purposes of the Securities Act. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder for the exemption from registration for the transactions contemplated hereby.

3.26 Brokers and Finders. Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.27 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.28 No Additional Agreements. There are no agreements or understandings (including side letter agreements) between the Company, on one hand, and any Investor, on the other hand, with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements (other than confidentiality, nondisclosure, or similar agreements), including any agreements or understandings (including written summaries of any oral understandings) with any other Investor or potential investor with respect to the purchase of securities of the Company, and which do not contain terms (economic or otherwise) more favorable to such Investor. The Company will not redeem or repurchase any of the Shares unless such redemption or repurchase is on a pro-rata basis amongst the Investors. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

3.29 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its Subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.30 Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data (“Confidential Data”) used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its Subsidiaries’ businesses and in their possession or control: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (ii) information that identifies or may reasonably be used to identify an individual; (iii) any information that would qualify as “protected health information” under HIPAA; and (iv) any information that would qualify as “personal data,” “personal information” (or similar term) under the Privacy Laws. To the Company’s knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below).

3.31 Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively “Process” or “Processing”) of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation (“GDPR”) (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its Subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the “Privacy Statements”). The Company and its Subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since inception provided accurate notice of its Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.32 Disclosures. The information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Merger Registration Statement, or supplied or to be supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), will not, as of the time the Merger Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Merger Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made in the Merger Registration Statement not misleading.

3.33 Additional Representations and Warranties.

(a) As of the date hereof and as of the Closing Date, (i) the representations and warranties of the Company contained in Article III of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), (ii) to the Company’s knowledge after conducting reasonable due diligence with respect to Synlogic and its business, the representations and warranties of Synlogic contained in Article IV of the Merger Agreement

(as qualified therein and in the disclosure schedules thereto) and in any certificate or other writing delivered by Synlogic pursuant thereto were, true and correct as though given in accordance with Article IV of the Merger Agreement (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), and (iii) to the Company’s knowledge, the representations and warranties of Parent contained in Article V of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) were true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). All necessary corporate action has been duly and validly taken by the Company, Parent, Synlogic (to the Company’s knowledge), Synlogic Merger Sub and Caldera Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company, Parent, Synlogic (to the Company’s knowledge), Synlogic Merger Sub and Caldera Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Company, Parent, Synlogic (to the Company’s knowledge), Synlogic Merger Sub and Caldera Merger Sub, enforceable against the Company, Parent, Synlogic (to the Company’s knowledge), Synlogic Merger Sub and Caldera Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. The Company has furnished or otherwise made available to each Investor a true and complete executed copy of the Merger Agreement as in effect as of the date hereof.

(b) For the avoidance of doubt, the Company’s representations and warranties set forth in Sections 3.7 (Financial Statements), 3.9 (Absence of Undisclosed Liabilities), 3.12 (Intellectual Property), 3.14 (Compliance; Permits; Restrictions) and 3.17 (Employee and Labor Matters; Benefit Plans) of the Merger Agreement, are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Caldera Disclosure Schedule (as defined in the Merger Agreement).

3.34 Disclosure. The Company confirms that it has not provided, and to the Company’s knowledge, none of its officers or directors nor any other Person acting on its or their behalf (including, without limitation, the Placement Agents) has provided, and it has not authorized the Placement Agents to provide, any Investor or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Agreements, the Merger Agreement, and the proposed transactions hereunder and thereunder may constitute such information, all of which will be disclosed by the Company in the Disclosure Document as contemplated by Section 5.3 hereof. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the date hereof (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1 Organization. Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization. Such Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory to this Agreement, if the Investor is an individual, has the legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same on behalf of the Investor. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements by such Investor, the purchase of the Shares in accordance with their terms and the consummation by such Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of such Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

4.4 Residency. Such Investor’s residence (if an individual) or offices in which its investment decision with respect to the Shares was made (if an entity) are located at the address immediately below such Investor’s name on Exhibit A, except as otherwise communicated by such Investor to the Company.

4.5 Brokers and Finders. Such Investor has not retained or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6 Investment Representations and Warranties. Each Investor hereby represents and warrants that, it (i) as of the date hereof is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Shares. Each Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c). Such Investor understands and agrees that the offering and sale of the Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor’s representations as expressed herein.

4.7 Intent. Each Investor is purchasing the Shares solely for investment purposes, for such Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if such Investor is purchasing the Shares as a fiduciary or agent for one or more investor accounts, such Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Investor has no present arrangement to sell the Shares to or through any Person or entity. Each Investor understands that the Shares must be held indefinitely unless such securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Shares for any period of time.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. Each Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Investor has considered necessary to make an informed investment decision.

Each Investor acknowledges that such Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Each Investor acknowledges that such Investor is aware that there are substantial risks incident to the purchase and ownership of the Shares. Alone, or together with any professional advisor(s), such Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor. Each Investor is, at this time and in the foreseeable future, able to afford the loss of such Investor’s entire investment in the Shares and such Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. Such Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company or Synlogic to such Investor in connection with the purchase of the Shares constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

4.10 Securities Not Registered; Legends. Such Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Investor understands that the Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. Such Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

Each Investor understands that until the Shares are exchanged for the Exchange Shares under the Merger Registration Statement, any book-entry notations evidencing the Shares may bear the following legend:

“THE OFFER AND SALE OF THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE TRANSFERRED TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE.

NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Shares may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Shares.

4.11 Placement Agents. Each Investor hereby acknowledges and agrees that (a) the Placement Agents are acting solely as Placement Agents in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Shares to the Investor and neither the Placement Agents nor any of its Affiliates have acted as an underwriter or in any other capacity and are not and shall not be construed as a fiduciary or financial advisor for such Investor, the Company, Synlogic or any other Person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Shares, (b) the Placement Agents have not made and do not make any representation or warranty, whether express or implied, of any kind or character, and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Shares, nor is such information or advice necessary or desired, (c) the Placement Agents will not have any responsibility with respect to (i) any representations, warranties or agreements made by any Person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any Person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or Synlogic, and (d) the Placement Agents will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company, Synlogic or any other Person or entity), whether in contract, tort or otherwise, to such Investor, or to any Person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by the Placement Agents or any of their respective Affiliates in connection with the offer and sale of the Shares. Neither the Placement Agents nor any of its Affiliates have made or make any representation as to the quality or value of the Shares and the Placement Agents and its Affiliates may have acquired non-public information with respect to the Company or Synlogic which the Investor agrees need not be provided to it.

4.12 No General Solicitation. Each Investor acknowledges and agrees that the Investor is purchasing the Shares directly from the Company. Such Investor became aware of this offering of the Shares solely by means of direct contact from the Placement Agents or directly from Synlogic or the Company as a result of a pre-existing, substantive relationship with Synlogic, the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Shares were offered to such Investor solely by direct contact between such Investor, on the one hand, and Synlogic, the Company, the Placement Agents and/or their respective representatives, on the other hand. Such Investor did not become aware of this offering of the Shares, nor were the Shares offered to such Investor, by any other means, and none of Synlogic, the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to such Investor. The Investor is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, within the meaning of the Securities Act.

4.13 Access to Information. In making its decision to purchase the Shares, each Investor has relied solely upon independent investigation made by such Investor, and upon the representations, warranties and covenants of the Company set forth herein. Such Investor acknowledges and agrees that such Investor and such Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from Synlogic and the Company regarding Synlogic, the Company, their respective businesses and the terms and conditions of the offering of the Shares as such Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and that such Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.14 Certain Trading Activities. Other than consummating the transaction contemplated hereby, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of Synlogic during the period commencing as of the time that such Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to execution of this Agreement. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Agreement and (ii) in the case of an Investor whose investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company, Synlogic or such other Person representing the Company or Synlogic, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment adviser, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of Synlogic on behalf of other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or subadviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

4.15 [Reserved].

5. Covenants.

5.1 Further Assurances. Prior to the Closing date, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. Each Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 of this Agreement are no longer accurate, and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 of this Agreement are no longer accurate.

5.2 [Reserved].

5.3 Disclosure of Transactions.

(a) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date hereof (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and/or cause Synlogic to substantially contemporaneously file with the SEC a Current Report on Form 8-K (including all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all other material terms of the transactions contemplated hereby and by the other Transaction Agreements and the Merger Agreement and attaching this Agreement, the other Transaction Agreements and the Merger Agreement as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company, Synlogic, the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. The Company represents and warrants that following the Disclosure Time, no Investor shall be in possession of any material non-public information received from the Company, Synlogic, their respective Subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents). The Company understands and confirms that the Investors will rely on the foregoing representation in effecting securities transactions. Without limiting the terms of the Registration Rights Agreement, from and after the issuance of the Disclosure Document, the Company shall not provide material non-public information to any Investor, or their respective affiliates, attorneys, agents or representatives, unless otherwise specifically agreed in writing by such Investor prior to any such disclosure.

(b) Notwithstanding anything in this Agreement to the contrary, the Company shall not publicly disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement, the latter of which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of such Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement, which shall be subject to the Investors’ review in accordance with the term of the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq; provided, that the Company shall use commercially reasonable efforts to provide Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).

5.4 Integration. The Company shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Investors, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5 Removal of Legends. (a) In connection with any sale, assignment, transfer or other disposition of the Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall instruct the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely received from the Investor customary representations as may be reasonably required in accordance with applicable law, by the Company’s transfer agent and by the Company’s counsel in connection with any opinion to be delivered in connection therewith. Any shares subject to legend removal under this Section 5.5 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by such Investor. The Company shall be responsible for the fees of the Transfer Agent, DTC and its legal counsel associated with such legend removal.

(b) In addition, without limiting Section 5.5(a), and subject to receipt from the Investor by the Company and the Transfer Agent of customary representations as may reasonably be required in accordance with applicable law in connection therewith, upon the earliest of such time as the Shares (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144 (in which case the provisions of Section 5.5(a) shall apply), or (iii) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, as soon as reasonably practicable following any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement. Any shares subject to legend removal under this Section 5.5 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by such Investor. The Company shall be responsible for the fees of the Transfer Agent, DTC and its legal counsel associated with such legend removal.

5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7 Fees. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9 [Reserved].

5.10 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company (which, for the avoidance of doubt, shall include all stockholders of Parent following the Mergers) (whether directly or in a derivative capacity) who is not an Affiliate of the Indemnified Person with respect to the transactions contemplated by the Transaction Agreements or the Merger

Agreement, and, in each case, will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person except to the extent such amounts have been finally judicially determined to have resulted from such Indemnified Person’s fraud or willful misconduct.

(b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 Concurrent Financing Restructuring. In the event the structure of the Concurrent Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely affects Synlogic’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the Outside Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and Investors shall cooperate and use commercially reasonable efforts to cause the Concurrent Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Synlogic Common Stock and/or Parent Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by the Company, and the number of shares of Parent Common Stock ultimately held by each Investor in respect of such amounts as though the Concurrent Financing and the Merger pursuant to the Merger Agreement have been consummated according to their respective terms. For the avoidance of doubt, any restructuring of the financing shall not result in any increase to the amount the Investor is required to fund under this Agreement without such Investor’s prior written consent.

5.12 Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Merger Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, in exchange for the Shares.

5.13 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Shares.

5.14 No Amendment or Waiver of Merger Agreement Terms. The Company shall not, between the date hereof and the Closing Date, and shall not permit any of its Subsidiaries to, amend, modify, supplement, terminate or waive (or fail to contest an action regarding a breach of or agree to amend, modify, supplement, terminate or waive) any provision of the Merger Agreement or any other Transaction Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of a Majority in Interest of the Investors, it being agreed that any amendment or modification to the definitions of “Exchange Ratio,” “Caldera Equity Value” or “Caldera Outstanding Shares” or any other definition or provision that affects any of the foregoing defined terms shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement. In seeking any such consent, the Company shall not disclose any material nonpublic information pertaining to the Company, Parent, Synlogic or their respective operations.

5.15 [Reserved].

5.16 [Reserved].

5.17 [Reserved].

5.18 [Reserved].

5.19 Blue Sky. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Shares and Exchange Shares for sale and/or issuance to the Investors under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and shall provide evidence of such actions promptly upon the written request of any Investors.

6. Conditions of Closing.

6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Shares being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects, except for the Fundamental Representations and those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for the Fundamental Representations and those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of such earlier date.

(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Shares, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Shares at the Closing.

(f) Adverse Changes. Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect, a Synlogic Material Adverse Effect or a Caldera Material Adverse Effect (each, as defined in the Merger Agreement).

(g) Opinion of Company Counsel. The Company shall have delivered to the Investors and the Placement Agents the opinion of Fenwick & West LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Majority in Interest of the Investors, the Placement Agents and addressing such legal matters as a Majority in Interest of the Investors, the Placement Agents and the Company reasonably agree.

(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Listing Requirements), 6.1(l) (Minimum Financing Amount), 6.1(m) (Mergers), 6.1(n) (Sonic Stockholder Approval) and 6.1(o) (Merger Registration Statement; No Stop Orders) of this Agreement have been fulfilled.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation, (ii) the Bylaws, and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Shares.

(j) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit B to the Investors.

(k) Listing Requirements. Parent shall have received approval from the Nasdaq Stock Market LLC that the shares of Parent Common Stock shall have been approved for listing (subject to official notice of issuance) on one of this listing markets of the Nasdaq Stock Market LLC, and the Company shall have filed, or shall have caused Parent to file, with Nasdaq the Nasdaq Listing Application and Nasdaq shall have raised no objection to the transactions contemplated in this Agreement, the other Transaction Agreements or the Merger Agreement.

(l) No Injunction. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental entity, shall have been issued, and no action or proceeding shall have been instituted by any governmental entity, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Agreements.

(m) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Shares pursuant to this Agreement of not less than $200,000,000.

(n) Mergers. All conditions to the closing of the Mergers shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Mergers shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement shall not have been amended or modified, and the Company shall not have waived any provision thereunder, in contravention of Section 5.14.

(o) Synlogic Stockholder Approval. Synlogic shall have obtained Required Synlogic Stockholder Vote (as defined in the Merger Agreement).

(p) Merger Registration Statement; No Stop Orders. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Merger Registration Statement shall have been initiated or threatened in writing by the SEC or its staff.

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Shares to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, on as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit B.

(e) Payment. Except as may be agreed to among the Company and such Investor in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Shares being purchased by each Investor at the Closing as set forth in Exhibit A.

7. Termination.

7.1 Termination. The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and a Majority in Interest of the Investors prior to the Closing;

(ii) By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii) By an Investor, solely as to itself, if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv) By either the Company or an Investor, solely as to itself, if the Closing has not occurred on or before January 28, 2027, provided that if the “Outside Date” as defined in the Merger Agreement is extended by an additional 30 days pursuant to the terms thereof, the date set forth in this 7.1(iv) shall also be extended;

provided, however, that, in the case of clauses (ii) through (iv) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2 Notice. In the event of termination pursuant to Section 7.1, written notice thereof shall be given to each other Investor by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8. Miscellaneous Provisions.

8.1 Public Statements or Releases. Except as set forth in Section 5.3, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld).

8.2 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA, 02139

Attention: President and Principal Executive Officer

Email Address: [***]

with a copy to (which shall not constitute notice):

Fenwick & West LLP

401 Union St, 5th Floor

Seattle, WA 98101

Attention: Amanda Rose and Ryan Mitteness

Email Address: [***]; [***]

(b) If to any Investor, at each of its email addresses set forth on Exhibit A or to such e-mail addresses or addresses as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4 Consent to Electronic Notice. From the date hereof until the Closing Date, each Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below the Investor’s name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.5 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.6 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) The Company and each of the Investors hereby irrevocably and unconditionally:

(i) (i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3, Exhibit A or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.7 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.8 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Shares and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), Transfer Taxes, stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Shares or Exchange Shares to the Investors.

8.9 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, (i) assign its rights to purchase the Shares hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement as an Investor hereunder and makes the same representations and warranties set forth in Section 4 hereof) or (ii) assign its rights hereunder to a permitted transferee of its Shares following the Closing (other than with respect to transfers pursuant to a registration statement or Rule 144) (provided each such assignee agrees to be bound by the terms of this Agreement applicable to the Investor). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.10 Confidential Information.

(a) Each Investor covenants that until the earliest of (i) such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3 (ii) such time the foregoing is required to be disclosed under Section 5.3 and (iii) the termination of this Agreement, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by applicable law or regulation or at the request of any governmental or regulatory authority having jurisdiction over such Investor. Each Investor may identify its investment in the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations and respond to examinations, demands, requests or reporting requirements of a regulatory authority without prior notice to or consent from the Company.

(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Global Market or another National Exchange, in which case, the Company will use commercially reasonable efforts to notify the applicable Investor and provide such Investor the opportunity to review such disclosure. Each Investor acknowledges that the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of the Company.

8.11 Acknowledgments Regarding, Reliance by and Exculpation of Placement Agents.

(a) Each Investor agrees for the express benefit of the Placement Agents, any of its Affiliates and representatives that (i) neither the Placement Agents nor any of its Affiliates or their representatives have made and will not make any representations or warranties with respect to the Company, Synlogic or the offer and sale of the Shares, and such Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (ii) the Placement Agents are acting solely as the agent of the Company in this placement of the Shares and is not acting as underwriter or in any other capacity and is not and shall not be construed as fiduciary for the Investor, the Company, Synlogic or any other person or entity in connection with this placement of the Shares, (iii) such Investor will be responsible for conducting its own due diligence investigation with respect to the Company, Synlogic and the offer and sale of the Shares, (iv) such Investor will be purchasing Shares based on the results of its own due diligence investigation of the Company and Synlogic, and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, Synlogic, the Shares, or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company or Synlogic, (v) such Investor has negotiated the offer and sale of the Shares directly with the Company and the Placement Agents will not be responsible for the ultimate success of any such investment and (vi) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Investor further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Shares, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.11 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Investor agrees that the Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company or Synlogic; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company or Synlogic pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith.

(d) The Company agrees that the Placement Agents and its respective Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company or Synlogic, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement(s) between the Company and the Placement Agents.

(e) Each Investor acknowledges that each of the Placement Agents is acting as a placement agent on a “best efforts” basis for the Shares being offered hereby and will be compensated by the Company for acting in such capacity. Each Investor represents that such Investor was contacted regarding the sale of the Shares by a Placement Agent or the Company (or an authorized agent or representative thereof) with whom the Investor entered into a verbal or written confidentiality agreement.

(f) Each Investor represents that it is making this investment based on the results of its own due diligence investigation of the Company and has not relied on any information or advice furnished by or on behalf of either of the Placement Agents in connection with the transactions contemplated hereby. Each Investor acknowledges that neither of the Placement Agents has made, and will not make, any representations and warranties with respect to the Company or the transactions contemplated hereby, and the Investor will not rely on any statements made by either of the Placement Agents, orally or in writing, to the contrary.

8.12 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) the Placement Agents are an intended third-party beneficiary of the representations and warranties of the Company set forth in Section 3, the representations and warranties of each Investor set forth in Section 4, Section 6.1(g) and Section 8.11 of this Agreement, and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.13 Independent Nature of Investors’ Obligations and Right. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that Fenwick and West LLP has not rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.14 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.15 Counterparts. This Agreement may be executed in three (3) or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.16 Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and a Majority in Interest of the Investors; provided, further, that any amendment, modification, alteration, or change that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor; provided, further, that any amendment to the definition of “Share Price” (or of any of the other terms included in such definition), any change in the type of security to be issued to the Investors, and any amendment to or waiver of Section 5.5 (Removal of Legends), Section 5.10 (Indemnification), Section 6.1 (Conditions to the Obligation of the Investors), Section 7.1 (Termination) or this Section 8.16 (Entire Agreement; Amendments) shall require the consent of each Investor; provided, further, that prior to the Closing the consent of all Investors shall be required. Notwithstanding the foregoing, this Agreement may not be amended, and the observance of any term of this Agreement may not be waived, with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. Notwithstanding the foregoing or anything else to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.16 that is material and adverse to the Placement Agents shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents. In addition, no consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all Investors.

8.17 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Shares in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.18 Mutual Drafting. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.19 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Shares were determined as a result of arm’s-length negotiations.

8.20 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

CALDERA THERAPEUTICS, INC.

By:
Name:	Praveen Tipirneni
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:

Address:
[•]
Email: [•]

[Signature Page to Securities Purchase Agreement]

ANNEX J

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of July 28, 2026, is entered into by and among Caldera Therapeutics, Inc., a Delaware corporation (the “Company”), Sonic Holdco, Inc., a Delaware corporation (“Parent”), and the several investors signatory hereto (individually as an “Investor” and collectively together with their respective permitted assigns, the “Investors”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement by and among the Company and the Investors party thereto, dated as of July 28, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A. The Company is party to that certain Agreement and Plan of Merger by and among the Company, Parent, Synlogic, Inc., a Delaware corporation (“Synlogic”), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Caldera Merger Sub”), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Synlogic Merger Sub”), dated July 28, 2026 (as amended from time to time, the “Merger Agreement”), pursuant to which (i) Caldera Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Parent (the “First Merger”), and (ii) as soon as reasonably practicable following the effective time of the First Merger, Synlogic Merger Sub will merge with and into Synlogic, with Synlogic surviving and becoming a wholly owned subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Merger”).

B. Upon the terms and subject to the conditions of the Purchase Agreement, the Company has agreed to issue to certain Investors, and such Investors have agreed to purchase, severally and not jointly, an aggregate of up to $278,000,000 of shares (the “Shares”) of Common Stock pursuant to the Purchase Agreement.

C. To induce the Investors to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Parent and the Investors hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Common Stock” means the common stock of the Company.

(b) “Company” means Caldera Therapeutics, Inc. for all periods prior to the Caldera Effective Time (as defined in the Merger Agreement) and Parent for all periods following the Caldera Effective Time.

(c) “Filing Deadline” means, with respect to the Initial Registration Statement required hereunder, the 30th calendar day following the Closing Date (as defined in the Merger Agreement) and, with respect to any amendment to the Initial Registration Statement filed under Section 2(c) of this Agreement or any New Registration Statements or other Registration Statement filed hereunder, the 30th calendar day following the later of (i) the date on which the Company is permitted by SEC Guidance to file such New Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such amendment to the Initial Registration Statement or New Registration Statement related to the Registrable Securities.

(d) “Person” means any individual or entity including but not limited to any corporation, limited liability company, association, partnership, organization, business, individual, governmental or political subdivision or any governmental agency.

(e) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(f) “Registrable Securities” means (i) the Shares, (ii) any shares of Common Stock of Parent issued to an Investor and its Affiliates (as defined in the Merger Agreement) pursuant to the Merger Agreement, and (iii) any shares of Common Stock issued or issuable with respect to the foregoing as a result of any stock split or subdivision, stock dividend, recapitalization, exchange or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (A) the date on which such Investor shall have resold such Registrable Securities covered by the Registration Statement pursuant to the Registration Statement, (B) such Registrable Securities have been previously sold by such Investor in accordance with Rule 144, (C) such Registrable Securities become eligible for resale by such Investor without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, and (D) with respect to Registrable Securities held by an Investor that is not an affiliate of the Company, upon exchange of such Registrable Securities for unrestricted shares under an effective registration statement on Form S-4, if available, or if unavailable, another appropriate form filed with the SEC.

(g) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, FINRA or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance); provided that in no event shall the Company be responsible for any Selling Expenses of any Investor or, except to the extent provided for in the Purchase Agreement, any legal fees or other costs of the Investors.

(h) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the Securities Act, that Registers Registrable Securities, including the related preliminary or final prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a prospectus subsequently filed with the SEC.

(i) “Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

(j) “SEC Guidance” means (i) any publicly available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff (whether or not publicly available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC (and shared with the Investors upon request if not publicly available) and (ii) the Securities Act.

(k) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities.

2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than the Filing Deadline, prepare and file with the SEC an initial Registration Statement (the “Initial Registration Statement”) covering the resale of all Registrable Securities. Before filing the Registration Statement, the Company shall furnish to the Investors a copy of the Registration Statement. The Investors and their respective counsel shall have at least three (3) Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus (including any documents incorporated by reference therein), prior to its filing with the SEC. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit B. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) use reasonable best efforts to address any comments reasonably proposed by an Investor or its counsel to such document prior to being so filed with the SEC, and (b) not file any Registration Statement or related prospectus or any amendment or supplement thereto containing information regarding an Investor which the Investor has indicated it reasonably believes contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the opinion of the Company’s counsel) to comply with any applicable law or regulation or SEC Guidance. Each Investor shall furnish all information reasonably requested by the Company with respect to such Investor as shall be reasonably required in connection with any registration referred to in this Agreement.

(b) Effectiveness. The Company shall use its reasonable best efforts to have the Initial Registration Statement and any amendment declared effective by the SEC at the earliest possible date but no later than the earlier of (i) the seventy-fifth (75th) calendar day following the initial filing date of the Initial Registration Statement if the SEC notifies the Company that it will “review” the Initial Registration Statement and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). The Company shall notify the Investors by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Initial Registration Statement is declared effective or is supplemented and shall provide the Investors with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Initial Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investors of all of the Registrable Securities covered thereby at all times until the earlier to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby pursuant to Rule 144 or pursuant to the Initial Registration Statement; and (ii) the date on which the Registrable Securities may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect (the “Registration Period”). The Initial Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Initial Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Initial Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than the Filing Deadline. The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of (i) the seventy-fifth (75th) calendar day following the initial filing date of the New Registration Statement if the SEC notifies the Company that it will “review” the New Registration Statement and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review. The provisions of Sections 2(a) and 2(b) shall apply to the New Registration Statement, except as modified hereby.

(d) Allowable Delays. On no more than two (2) occasions in any twelve (12)-month period and for not more than thirty (30) consecutive days or for a total of not more than sixty (60) days, the Company may delay the effectiveness of the Initial Registration Statement or any other Registration Statement, or suspend the use of any prospectus included in any Registration Statement, in the event that the Board of Directors reasonably determines, in good faith and upon advice of outside legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the reasonable determination of the Board of Directors, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (c) use reasonable best efforts to terminate an Allowed Delay as promptly as practicable. Notwithstanding anything to the contrary set forth herein, the Company shall not, when advising such Investor of such events, provide Investor with any material, nonpublic information regarding the Company other than to the extent required to provide notice to such Investor of the occurrence of the events listed above. Each Investor may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Investor not receive notices from the Company otherwise required by this Section 2; provided, however, that such Investor may later revoke any such Opt-Out Notice in writing, which shall be effective five (5) Business Days after the receipt thereof. Following receipt of an Opt-Out Notice from an Investor (unless subsequently revoked), (a) the Company shall not deliver any notices pursuant to this Section 2(d) to such Investor and such Investor shall no longer be entitled to the rights associated with any such notice, and (b) each time prior to such Investor’s intended use of an effective Registration Statement, such Investor will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of an Allowed Delay was previously delivered (or would have been delivered but for the provisions of this Section 2(d)) and the related suspension period remains in effect, the Company will so notify such Investor, within one (1) Business Day of such Investor’s notification to the Company, by delivering to such Investor a copy of such previous notice of an Allowed Delay, and thereafter will provide such Investor with the related notice of the conclusion of such Allowed Delay as soon as possible upon the conclusion thereof (which notices shall not contain any material nonpublic information or subject such Investor to any duty of confidentiality).

(e) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, that the Company shall be obligated to use reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Investor to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make reasonable best efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” Each Investor shall have the right to have its legal counsel, at such Investor’s expense, review and oversee any registration or matters pursuant to this Section 2(e), including to comment on any written submission made to the SEC with respect thereto. No such written submission with respect to this matter shall be made to the SEC to which any Investor’s counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(e), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor (provided that, in the event an Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Investor in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Investor to be named as an “underwriter” in such Registration Statement or such Investor otherwise consents in writing to being so named). Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of an Investor that the SEC has indicated cannot be included or must be limited in the number of Registrable Securities that can be included, and thereafter to all other Investors, unless the SEC Restrictions otherwise require or provide, or an Investor otherwise agrees. From and after such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”), all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein) shall again be applicable to such Cut Back Shares and any registration statement so filed shall be deemed a “Registration Statement” under this Agreement; provided, however, that the date by which the Company is required to file the Registration Statement with respect to such Cut Back Shares shall be the fifteenth (15th) day following the Restriction Termination Date.

(f) Registration Statement Form. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(f)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

3. RELATED COMPANY OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Initial Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Investors of the time when any subsequent amendment to the Initial Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information regarding the Investor.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Initial Registration Statement, any New Registration Statement or any related prospectus, as applicable, that (a) may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of the Investors and the Company, may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investors.

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to any Investor, the Registrable Securities or the transactions contemplated hereby unless (A) such Investor and its counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from such Investor or its counsel.

(d) Copies Available. The Company will furnish to any Investor whose Registrable Securities are included in any Registration Statement and its counsel copies of the Initial Registration Statement, any prospectus thereunder (including all documents incorporated by reference therein), any prospectus supplement thereunder, any New Registration Statement and all amendments to the Initial Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Investor’s request and in such quantities as such Investor may from time to time reasonably request; provided, however, that the Company shall not be required to furnish any document to such Investor to the extent such document is available on EDGAR.

(e) Use of Prospectus. Subject to the terms of this Agreement, the Company hereby consents to the use of any prospectus included in a Registration Statement, and each amendment or supplement thereto, by each of the Investors in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto, except during an Allowed Delay or after the giving of any notice of a Suspension Event pursuant to Section 3(f).

(f) Notification of Stop Orders; Material Changes. The Company shall use reasonable best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Investors promptly (but in no event later than 24 hours) and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investors (and shall not so disclose to any Investor without such Investor’s prior written consent) the substance of specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred; provided that the Company shall not provide any material non-public information to the Investors in such notice. If at any time the SEC, or any other federal or state governmental authority, shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to any Investor upon request, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Initial Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (iii) of the second sentence of this Section 3(f), the Company will use its reasonable best efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume.

(g) Confirmation of Effectiveness. If reasonably requested by an Investor at any time in respect of any Registration Statement, the Company shall deliver to such Investor a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available for resale of Registrable Securities.

(h) Listing. The Company shall use reasonable best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on The Nasdaq Stock Market LLC.

(i) Compliance. The Company shall otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act by 9:30 a.m. New York time on the Business Day following the date the applicable Registration Statement is declared effective, promptly inform the Investors in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(i), “Availability Date” means the forty-fifth (45th) day following the end of the fourth (4th) fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth (4th) fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth (4th) fiscal quarter).

(j) Blue-Sky. The Company shall use reasonable best efforts to register or qualify or cooperate with any Investor and its counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by such Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this

Section 3(j), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(j), or (iii) file a general consent to service of process in any such jurisdiction.

(k) Rule 144. With a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell shares of Registrable Securities to the public without registration, the Company covenants and agrees to make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the date as all of the Shares may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect (without the requirement for the Company to be in compliance with any current public information requirements). In addition, for so long as any Registrable Securities are outstanding, the Company covenants and agrees to use reasonable best efforts to (i) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (ii) furnish electronically to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(l) Former Shell Company; Super 8-K. The Company and Parent acknowledge that Synlogic is, and immediately prior to the Mergers will be, a shell company (as defined in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act) and that, following the Mergers, Parent will be a former shell company subject to Rule 144(i). Accordingly, the Company shall, and shall cause Parent to, file with the SEC, no later than four (4) Business Days following the closing of the Mergers, a Current Report on Form 8-K containing all information that would be required if Parent were filing a general form for registration of securities on Form 10 under the Exchange Act, and shall thereafter timely file all reports and other materials required to be filed by Parent under Section 13 or 15(d) of the Exchange Act. The Company and Parent further acknowledge that the Company’s covenants under Section 3(k) to maintain current public information and to timely file all Exchange Act reports shall survive and continue for so long as any Investor holds Registrable Securities.

(m) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request in accordance with the provisions of the Purchase Agreement, and the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

4. OBLIGATIONS OF THE INVESTORS.

(a) Investor Information. Each Investor shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit A in connection with the registration of the Registrable Securities within three (3) Business Days of request by the Company and no later than the end of the third (3rd) Business Day following the date on which such Investor receives draft materials in accordance with Section 2(a). If the Company has not received such completed questionnaire from an Investor within five (5) days of the Company’s request, the Company may file the Registration Statement without including such Investor’s Registrable Securities.

(b) Suspension of Sales. Each Investor, severally and not jointly with any other Investor, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or Suspension Event, the Investor will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of the Investor to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the Securities Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Investor has entered into a contract for sale prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event.

(c) Investor Cooperation. Each Investor, severally and not jointly with any other Investor, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of an Investor shall be borne by such Investor.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, each Person, if any, who controls each Investor, the shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Investor and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation), reasonable and documented attorneys’ fees, amounts paid in settlement or reasonable and documented expenses (collectively, “Indemnified Damages”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Claims”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company or any of its Subsidiaries of the Securities Act, Exchange Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such Indemnified Damages are incurred and are due and payable, for any reasonable out-of-pocket legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Investors or such Indemnified Person specifically for use in such Registration Statement and was reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the Indemnified Person to deliver, or cause to be delivered, if required, the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(b) In connection with the Initial Registration Statement, any New Registration Statement or any prospectus, each Investor, severally and not jointly, agrees to indemnify, hold harmless and defend, the Company, each of its directors, and each officer who signed the Initial Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expenses (including reasonable and documented attorneys’ fees) resulting from any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement to the extent, and only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission occurs in reliance upon and in conformity with information about such Investor furnished in writing by such Investor to the Company expressly for use in connection with the preparation of the Registration Statement. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or

Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall promptly return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Investors holding a majority of the Registrable Securities then outstanding; provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into or exchanged for the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investor in connection with such transaction unless such securities are otherwise freely tradable by the Investor after giving effect to such transaction, and the prior written consent of the Investors holding a majority of the Registrable Securities then outstanding shall not be required for such transaction.

An Investor may transfer or assign its rights hereunder, in whole or from time to time in part, to one or more Persons in connection with the transfer of Registrable Securities by such Investor to such Person, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such Person agrees in writing to be bound by all of the provisions contained herein. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their successors and permitted assigns.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (a) the Company and (b) the Required Investors, provided that (i) any party may give a waiver as to itself, (ii) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor or each Investor, as applicable, and (iii) any amendments to Section 6 or Section 7 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” or “Registration Period” shall require the written consent of each Investor. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Investors and that does not adversely directly or indirectly affect the rights of other Investors may be given by Investors holding all of the Registrable Securities to which such waiver or consent relates.

10. MISCELLANEOUS.

(a) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

i. If to the Company, addressed as follows:

Caldera Therapeutics, Inc.

300 Technology Square, 8th Floor

Cambridge, MA 02139

Attention:

President and Principal Executive Officer

Email: [***]

with a copy (which shall not constitute notice):

Fenwick & West LLP

401 Union St, 5th Floor

Seattle, WA 98101

Attention: Amanda Rose, Ryan Mitteness

Email Address: [***]; [***]

ii. If to any Investor, at its e-mail address or address set forth on Exhibit A to this Agreement or Exhibit A to the Purchase Agreement or to such e-mail address, or address as subsequently modified by written notice given in accordance with this Section 10(a).

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

(b) No Waiver. No failure or delay on the part of either party hereto in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(c) Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury. The provisions of Section 8.6 of the Purchase Agreement are incorporated by reference herein mutatis mutandis.

(d) Integration. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral.

(e) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(g) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h) Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(i) No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as expressly provided in this Agreement (including as set forth in Sections 6 and 7). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement (including as set forth in Sections 6 and 7).

(j) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(k) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any affiliates or assignees thereof, as such for any obligation of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(l) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

(m) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

CALDERA THERAPEUTICS, INC.

By:

Name:
Title:

PARENT:

SONIC HOLDCO, INC.

By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTOR:

[NAME]

By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Parent Charter and Parent Bylaws contain a provision which eliminates directors’ personal liability as set forth above.

The Parent Bylaws provide in effect that Parent shall indemnify its directors and officers to the extent permitted by Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibit Index. A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statements. The financial statements filed with this registration statement on Form S-4 are set forth in the Index to Financial Statements and are incorporated herein by reference.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or their securities provided by or on behalf of such Registrant; and

(iv) any other communication that is an offer in the offering made by such Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by such director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description

2.1+	Agreement and Plan of Merger, dated as of July 28, 2026, by and among Sonic Holdco, Inc., Synlogic, Inc., Yellowstone Merger Sub, Inc., Sonic Merger Sub, Inc. and Caldera Therapeutics, Inc., as amended by the Amendment to Agreement and Plan of Merger, dated as of September 10, 2026 (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

3.1	Certificate of Incorporation of Sonic Holdco, Inc.

3.2	Bylaws of Sonic Holdco, Inc.

3.3	Form of Amended and Restated Certificate of Incorporation of Sonic Holdco, Inc. (to be effective immediately following the Synlogic Effective Time)

3.4	Form of Amended and Restated Bylaws of Sonic Holdco, Inc. (to be effective immediately following the Synlogic Effective Time)

4.1**	Specimen Stock Certificate evidencing shares of Common Stock of Sonic Holdco, Inc.

5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the validity of the securities

10.1+	Form of Synlogic Stockholder Support Agreement (included as Annex F to the proxy statement/prospectus forming a part of this Registration Statement)

10.2+	Form of Caldera Stockholder Support Agreement (included as Annex G to the proxy statement/prospectus forming a part of this Registration Statement)

10.3+	Form of Lock-Up Agreement (included as Annex H to the proxy statement/prospectus forming a part of this Registration Statement)

10.4+	Form of Securities Purchase Agreement (included as Annex I to the proxy statement/prospectus forming a part of this Registration Statement)

10.5+	Form of Registration Rights Agreement (included as Annex J to the proxy statement/prospectus forming a part of this Registration Statement)

10.6**	Sonic Holdco, Inc. 2026 Equity Incentive Plan and form of award agreements thereunder (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement)

10.7**	Sonic Holdco, Inc. 2026 Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement)

10.8**	Sonic Holdco, Inc. Severance and Change in Control Plan

10.9**	Sonic Holdco, Inc. Form of Executive Offer Letter

10.10**	Non-Employee Director Compensation Policy

10.11+	License Agreement, dated April 23, 2025, by and between Caldera Therapeutics, Inc. and Qyuns Therapeutics Co., Ltd., as amended

21.1	Subsidiaries of Sonic Holdco, Inc.

21.2	Subsidiaries of Synlogic, Inc.

Exhibit Number	Description

21.3	Subsidiaries of Caldera Therapeutics, Inc.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm to Synlogic, Inc.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm to Caldera Therapeutics, Inc.

23.3	Consent of Lucid Capital Markets, LLC

23.4**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 hereto)

24.1	Powers of Attorney (contained on signature page to this Registration Statement)

99.1**	Form of Proxy Card for the Synlogic, Inc. Special Meeting of Stockholders

99.2	Proposed form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Synlogic, Inc. to Provide for the Synlogic Reverse Stock Split (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement)

99.3	Opinion of Lucid Capital Markets, LLC (included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement)

99.4	Consent of Praveen Tipirneni, M.D., M.B.A., to be named as director

99.5	Consent of John Crowley, to be named as director

99.6	Consent of Michelle Doig, to be named as director

99.7	Consent of Michael Gladstone, to be named as director

99.8	Consent of Aaron Royston, M.D., M.B.A., to be named as director

99.9	Consent of Xiaodi Su, Ph.D., to be named as director

107	Filing Fee Table

**	To be filed by amendment.
+

Certain provisions, schedules and/or terms of exhibits have been omitted pursuant to Items 601(b)(2) or 601(b)(10)(iv) of Regulation S-K. A copy of any omitted provision, schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Winchester, Massachusetts, on September 10, 2026.

SONIC HOLDCO, INC.

By:	/s/ Mary Beth Dooley
Name: Mary Beth Dooley
Title: President and Treasurer

POWER OF ATTORNEY

We, the undersigned directors and officers of Sonic Holdco, Inc., hereby severally constitute and appoint Mary Beth Dooley, our true and lawful attorney-in-fact and agent, with full power to sign for us and in our names in the capacities indicated below, the registration statement on Form S-4 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of securities of Sonic Holdco, Inc., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person and hereby ratifying and confirming all that said attorney, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mary Beth Dooley Mary Beth Dooley	President and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	September 10, 2026

/s/ Peter Barrett Peter Barrett	Director	September 10, 2026

/s/ James Flynn James Flynn	Director	September 10, 2026

/s/ Edward Mathers Edward Mathers	Director	September 10, 2026

/s/ Richard P. Shea Richard P. Shea	Director	September 10, 2026